UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Woori Finance Holdings Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

Woori Bank

(Name of Person(s) Furnishing Form)

Common Stock of Woori Finance Holdings Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Kwansic Lee

Woori Finance Holdings Co., Ltd.

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

(Tel) +82-2-2125-2136

with a copy to:

Yong G. Lee, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu

Seoul 100-210, Korea

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Securities Registration Statement (Merger), dated September 25, 2014, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	(a) Amended Articles of Incorporation of Woori Bank (Proposed), attached hereto as Annex 1.

(b)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of June 30, 2014 and December 31, 2013 and for the Three Months and Six Months Ended June 30, 2014 and 2013 and Independent Accountants’ Review Report, attached hereto as Appendix A.

(c)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of March 31, 2014 and December 31, 2013 and for the Three Months Ended March 31, 2014 and 2013 and Independent Accountants’ Review Report, attached hereto as Appendix B.

(d)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012 and Independent Auditors’ Report, attached hereto as Appendix C.

(e)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011 and Independent Auditors’ Report, attached hereto as Appendix D.

(f)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010 and Independent Auditors’ Report, attached hereto as Appendix E.

(g)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Separate Financial Statements as of June 30, 2014 and December 31, 2013 and for the Three Months and Six Months Ended June 30, 2014 and 2013 and Independent Accountants’ Review Report, attached hereto as Appendix F.

(h)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Separate Financial Statements as of May 1, 2014 and for the Four Months Ended May 1, 2014 and Independent Accountants’ Review Report, attached hereto as Appendix G.

(i)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Separate Financial Statements as of March 31, 2014 and December 31, 2013 and for the Three Months Ended March 31, 2014 and 2013 and Independent Accountants’ Review Report, attached hereto as Appendix H.

(j)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Separate Financial Statements for the Years Ended December 31, 2013 and 2012 and Independent Auditors’ Report, attached hereto as Appendix I.

(k)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Separate Financial Statements for the Years Ended December 31, 2012 and 2011 and Independent Auditors’ Report, attached hereto as Appendix J.

(l)	Woori Finance Holdings Co., Ltd. and Subsidiaries – Separate Financial Statements for the Years Ended December 31, 2011 and 2010 and Independent Auditor’s Report, attached hereto as Appendix K.

(m)	Woori Bank and Subsidiaries – Consolidated Financial Statements for the Three and Six Months Ended June 30, 2014 and June 30, 2013 and Independent Accountants’ Review Report, attached hereto as Appendix L.

(n)	Woori Bank and Subsidiaries – Consolidated Financial Statements as of December 31, 2013 and 2012, and January 1, 2012 and for the Years Ended December 2013 and 2012 and Independent Auditors’ Report, attached hereto as Appendix M.

(o)	Woori Bank and Subsidiaries – Consolidated Financial Statements for the Years Ended December 2012 and 2011 and Independent Auditors’ Report, attached hereto as Appendix N.

(p)	Woori Bank and Subsidiaries – Consolidated Financial Statements for the Years Ended December 2011 and 2010 and Independent Auditors’ Report, attached hereto as Appendix O.

(q)	Woori Bank and Subsidiaries – Separate Financial Statements for the Three and Six Months Ended June 30, 2014 and June 30, 2013 and Independent Accountants’ Review Report, attached hereto as Appendix P.

(r)	Woori Bank and Subsidiaries – Separate Financial Statements as of December 31, 2013 and 2012, and January 1, 2012 and for the Years Ended December 2013 and 2012 and Independent Auditors’ Report, attached hereto as Appendix Q.

(s)	Woori Bank and Subsidiaries – Separate Financial Statements for the Years Ended December 2012 and 2011 and Independent Auditors’ Report, attached hereto as Appendix R.

(t)	Woori Bank and Subsidiaries – Separate Financial Statements for the Years Ended December 2011 and 2010 and Independent Auditors’ Report, attached hereto as Appendix S.

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Woori Bank is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ki Myung Nam
(Signature)

Ki-Myung Nam / Executive Vice President
(Name and Title)

Woori Bank

September 25, 2014
(Date)

Exhibit 1

Important information

This business combination involves the securities of a foreign company. The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the business combination, such as in open market or privately negotiated purchases.

SECURITIES REGISTRATION STATEMENT (MERGER)

To the Attention of the Financial Services Commission	September 25, 2014

Name of the Company:	Woori Bank

Representative Director:	Soon-Woo Lee

Address of the Head Office:	51, Sogong-ro, Jung-gu, Seoul 100-792, Korea (Telephone) 822-2002-3000 (Website) http://www.wooribank.com

Contact Person:	Sung-Wook Lee, General Manager (Telephone) 822-2002-3200

Type and Number of Securities Offered:	676,278,371 Registered Common Shares of Woori Bank

Total Offering Amount:	KRW 11,548,129,463,196

Locations to Inspect the Securities Registration Statement (Merger) and the Prospectus:

A.	Securities Registration Statement (Merger)

Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System: http://dart.fss.or.kr

B.	Prospectus

Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System: http://dart.fss.or.kr

Physical Document: 51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

SUMMARY INFORMATION

Note: Capitalized terms used in this “Summary Information” section without definitions have the meanings ascribed to them in the main body of this document.

I.	INVESTMENT RISK FACTORS

Business Risks

Surviving Entity: Woori Bank (the “Bank”)

(1)    The banking industry is a core industry and a major regulated industry in Korea. Its profitability is greatly influenced by factors in the legal and policy environment, such as changes in the regulatory environment of the government or financial supervisory authorities. Regulations of the government and financial supervisory authorities may adversely impact the profitability of banks due to factors such as the implementation of Basel III and its regulation of liquidity ratios, the need to structure assets and funding to comply with restrictions on the loan to deposit ratio, potential limited growth in household loans in the banking sector caused by comprehensive measures for the soft landing of household debt and the increased supply of low interest mortgages, and the risk of poor profit margins from competition in mixed interest rate (fixed interest rate + variable interest rate) mortgage loans that are aimed at achieving the target portfolio share of fixed interest rate mortgage loans. Therefore, investors should carefully consider the regulations of the government and financial supervisory authorities.

(2)    After 2009, a number of factors including the adoption of conservative asset management strategies by customers and regulation of the loan to deposit ratio by the financial supervisory authorities led to changes in the share of deposits and marketable funds that constitute the funding sources of domestic commercial banks. The share of deposits increased from 47.37% to 63.68%, and the share of marketable funds decreased from 30.05% to 15.91%, from the end of 2009 to the first quarter of 2014. Dissatisfaction with the low interest rates of time deposits due to the continuing low interest rate environment and the lack of alternative investment opportunities have resulted in the concentration of funds into short term financial products, leading to “short term concentration.” If the preference for risky assets increases due to the future recovery of the equity and real estate markets, the exit rate from such concentrated short term funds may increase. In such case, it would be necessary to increase mid to long term capital procurement to address higher liquidity risks. Investors should be fully aware of the changing funding strategies of banks based on such changes in the economy, as well as the resulting risk in the fluctuation of funding costs.

(3)    The rate of increase of corporate and household loans has declined due to the recession in the real estate market which is a factor in the instability of the profitability and fund management plans of banks. Credit risk relating to the housing construction industry and the risk of decrease in the collateral value of mortgages are potential risks that threaten the asset quality of banks. Accordingly investors should be aware of changes in loan volume caused by the market conditions of the construction and real estate industries as well as asset quality depending on such loans.

(4)    The net interest margin (“NIM”) of commercial banks improved slightly after the global financial crisis of 2008 from 2.15% in 2009 to 2.42% in 2011. However, influenced by the decrease in the base rate and other factors, the NIM decreased again to as low as 1.86% in the first quarter of 2014. The momentum for profit growth through the interest rate spread between deposits and loans is expected to slow and banks must search for new methods to generate profits through diversification of their business in an environment where low growth and low interest rate trends persist. If such business diversification efforts are not successful, banks may find it difficult to improve their profitability.

(5)     The banking industry is sensitive to macroeconomic trends such as private consumption and corporate business trends and is susceptible to changes in the domestic and foreign economies. The current business environment for domestic banks is not favorable due to weakened demand for funds and continuation of low interest rates. Delay in improvement of economic conditions overseas and deterioration of domestic macroeconomic conditions have generally led to weakened growth and asset quality. Since the second half of last year, the real economy of major countries such as the U.S. and China showed some signs of improvement and there are indications that the strong preference for low risk assets in the financial markets may weaken. As market interest rates may change according to domestic and foreign economic conditions the profitability of banks may decrease unless such changes are appropriately managed.

(6)     Due to structural issues in the domestic banking industry, competition among banks and with other financial industries may increase. Investors should note the possibility of industry wide changes and increased competition for expansion in size through privatization and M&A.

Non-surviving Entity: Woori Finance Holdings Co., Ltd. (the “Company”)

(1)     After consummation of the Merger, the Company, the non-surviving entity, will cease to exist and will no longer operate as a financial holding company within the meaning of the Financial Holding Companies Act. As such, this Securities Registration Statement does not discuss risks specifically relating to the business of the Company. Following the consummation of the Merger, however, the dissolution of the financial holding company which existed for the management of its subsidiaries, may adversely affect managerial efficiency and expertise with respect to the subsidiaries.

(2)     The results of operations of a financial holding company are directly impacted by the results of operations of its subsidiaries. As such it is essential that investors understand the businesses of the Company’s subsidiaries in order to understand the competitive landscape and results of operations of the Company itself. Today’s financial industry is driven by intense competition and pressure for restructuring to achieve economies of scale and any deterioration in competitiveness at the subsidiary level may adversely affect the competitiveness and results of operations of the holding company. Accordingly investors are encouraged to consider the business of each subsidiary of the Company that will become a consolidated subsidiary of the Bank upon consummation of the Merger.

(3)     Domestic credit card issuers recorded a total net income of KRW 1.7 trillion in 2013, an increase of KRW 0.4 trillion, or 30.02%, compared to 2012, due primarily to a decrease in bad debt expenses in respect of credit card balances and decrease in funding costs as a result of low interest rates. It is expected, however, that the profitability of credit card issuers will be adversely affected by increased usage of debit cards, regulatory pressures to lower merchant fees and increases in bad debt expenses. In particular, profitability will likely decrease throughout 2014 due to incidents of security breaches that caused inappropriate disclosure of sensitive customer information as well as the business suspension of certain credit card issuers. Investors should be aware of such risks.

(4)     Over the past several years, credit card assets have increased by KRW 30.7 trillion, or 87.01%, from KRW 35.3 trillion as of December 31, 2010 to KRW 66.0 trillion as of March 31, 2014, due primarily to a continued increase in card loans. To increase sources of income, credit card issuers have actively engaged in extending card loans, thereby taking increased credit risks. Since the end of 2010, domestic credit card issuers have maintained delinquency ratios as set by the Financial Supervisory Service (the “FSS”) (i.e., overdue by one month or more) within the range of 1.5~1.7% and NPL Ratios within the range of 1.2~1.4%, according to the FSS. However, an interest rate hike in the future may adversely affect the asset quality of credit card issuers that have extended a large amount of credit to debt ridden households and high risk borrowers. In addition, an economic slowdown in the future may cause an increase in delinquency ratios and bad debt expenses, resulting in further deterioration in the asset quality of credit card issuers. Investors should be aware of such issues.

(5)    The merchant banking business has been slow since the 1997 foreign exchange crisis, and operating results have not recovered since. The current administration’s policy seems to favor the integration of merchant banking into the securities business instead of actively supporting merchant banking as a standalone business, and therefore, significant increase in merchant banking activities seems unlikely. Investors should be aware of such issues.

(6)    Merchant banks have experienced decreases in deposits and loans due to intense competition with other financial institutions such as commercial banks and securities firms. For example, deposits relating to bills issued decreased by KRW 206 billion, from KRW 603 billion to KRW 397 billion as of March 31, 2013 and 2014, respectively. During the same period, deposits relating to cash management accounts also decreased by KRW 7 billion to KRW 338 billion. Similarly, bills discounted decreased from KRW 409 billion to KRW 65 billion between March 31, 2010 and March 31, 2014. As the only financial institution in Korea that is exclusively engaged in merchant banking, Woori Investment Bank has experienced deterioration in its business environment as its accumulated deficit since 2010 has resulted in an impairment of capital, which has in turn reduced its shareholders’ equity and restricted its operating boundaries. In order to overcome such difficulties, Woori Investment Bank increased its capital by KRW 69.8 billion through the issuance of new shares in June 2014 and is seeking to generate income from new businesses such as investing in non-performing loans and lease financing.

(7)    Advances in information technology have led to an emphasis on data privacy. Amid growing concerns for the protection of personal data, several recent incidents of security breaches at certain financial institutions that caused inappropriate exposure of sensitive customer information have prompted financial institutions to strengthen data security measures based on internal control procedures. The Company and its subsidiaries, including the Bank, have stepped up their internal control processes with respect to access to customer records as well as security measures for data protection, all in an effort to protect customer data. In the event personal data is compromised, however, the Company and its subsidiaries may be exposed to class action suits that may result in significant liability, increased operational expenses and/or reputational risk, as well as regulatory action or other sanctions, all of which may have a material adverse effect on their businesses, results of operations and financial condition.

Company Risks

Surviving Entity: Woori Bank

(1)    After 2011, NIM declined due to the decrease in the base rate and intense competition in interest rates within the household loan sector. This downward trend continued throughout the first half of 2014 (2011 2.46% g first half (“1H”) 2014 1.60%). Due to slow economic growth and continuing low interest rates, the momentum for profit growth through the interest rate spread between deposits and loans is expected to slow, and NIM is not expected to significantly improve. Investors should be aware of such risks.

(2)    The Bank’s funding is highly dependent on deposits (70.15% of total funding amount as of 1H 2014), and funding costs are decreasing due to continuation of low interest rates. The Bank’s funding structure continues to be dominated by deposits. The Bank’s proportion of deposits to total funding (68.37% in 2013) exceeded the average for commercial banks (62.95% in 2013). Stability in funding may weaken if preference for risky assets increases due to recovery of the global economy, lowered thresholds of taxation on financial income (KRW 40 milliongKRW 20 million) and recovery in the securities market. Investors must be aware of such risks relating to the stability of the Bank’s funding.

(3)    The Bank’s proportion of corporate loans (48.1% for 1H 2014) is higher than that of household loans (31.0% for 1H 2014). The proportion of corporate loans is decreasing (from 52.0% in 2010 to 48.1% for 1H 2014), however, due to corporate distress and decline in credit ratings. The Bank’s asset quality is heavily dependent on the real estate market as 40.7% of all loans are real estate mortgage loans, 91.3% of all security is real estate, and 26% of corporate loans are in the real estate, rental and construction industries. Although the real estate market has shown signs of recovery since early 2014, recovery is not certain, and investors should continue to be cautious of a potential decline in the Bank’s asset quality due to fluctuations in the real estate market. The Bank’s NPL Ratio increased rapidly to 2.99% in 2013 due to the increase in non-performing loans to large corporations, which were mainly concentrated in the construction and shipbuilding industries. Although the ratio improved slightly to 2.70% during the first quarter of 2014 and 2.51% for the first half of 2014, it is still higher than the average for commercial banks (1.69%). Accordingly, the ratio of provisions for credit losses as of the first quarter of 2014 was 84.05% (88.26% for 1H 2014), lower than the average for commercial banks (113.43%). Despite actively managing its asset quality by preemptively establishing reserves and selling off non-performing loans, the Bank’s asset quality must continue to be monitored in light of the depressed domestic economy and real estate market, excessive household loans relative to household income and the weak financial conditions of SMEs. Investors should be aware of such issues.

(4)    The Bank complies with the capital adequacy standards set forth by the financial supervisory authorities (minimum 4.5% Tier 1 common equity ratio, 6% Tier 1 capital ratio and 8% total capital ratio). The Bank has increased capital surplus and preemptively issued subordinated bonds and hybrid bonds in response to such standards despite the global financial crisis and economic recession, and the Bank’s capital adequacy has improved with the BIS capital adequacy ratio and Tier 1 capital ratio increasing to 15.5% and 12.7% respectively as of the end of 2013 when Basel III was implemented, compared to 14.7% and 11.4% respectively as of the end of 2012. In addition, as of the end of March 2014, the Bank’s BIS capital adequacy ratio of 15.4% and Tier 1 capital ratio of 12.8% were consistent with the averages for commercial banks (BIS capital adequacy ratio of 15.2% and Tier 1 capital ratio of 12.8%). However, investors should be aware that the Bank’s capital adequacy may decline in the future due to its lower asset quality relative to other banks.

(5)    The KDIC is proceeding with the privatization of the Company and its subsidiaries to facilitate the Korean government’s objective of privatizing government invested financial institutions. The Financial Services Commission (the “FSC”) announced the Privatization Plan on June 26, 2013 through a press release, and the sales of the regional banking subsidiaries and Woori Investment & Securities and other subsidiaries is complete. Currently, the Merger between the Bank and the Company is being conducted in accordance with the Privatization Plan for the Bank announced on June 23, 2014. Please be aware that the Bank’s corporate governance structure may change pursuant to the outcome of the sale of the Bank.

(6)    As of the date of submission of this Securities Registration Statement, other than proceedings to extend the statute of limitations relating to loans (479 claims with an aggregate claimed amount of KRW 68.9 billion), there are 314 lawsuits outstanding (aggregate claimed amount: KRW 564.3 billion) of which the Bank is the plaintiff in 66 (aggregate claimed amount: KRW 262.7 billion) and the Bank is the defendant in 248 (aggregate claimed amount: KRW 301.6 billion). The Bank has established relevant provisions of approximately KRW 18.4 billion by estimating the probability of win/loss of each case as well as reasonable costs related thereto. The outcome of the currently pending legal proceedings cannot be predicted and may adversely impact the Bank’s business performance and financial statements. Investors should be aware of this issue.

(7)    Major consolidated subsidiaries of the Bank, other than money trusts and structured entities, include banks in the U.S., Indonesia, Hong Kong, China, Russia, Brazil, etc., Korea BTL Infrastructure Fund, Woori Credit Information Co., Ltd. (“Woori Credit Information”), etc. Currently, the consolidated subsidiaries account for 4.5% of the Bank’s consolidated assets, and foreign banks, Korea BTL Infrastructure Fund and Woori Credit Information account for 2.7%. The impact of major consolidated subsidiaries on the Bank’s consolidated financial condition and profits will increase if the proportion of the assets of major consolidated subsidiaries increases with their increased business activity. Consequently, investors should continuously monitor each consolidated subsidiary’s business activities.

Non-surviving Entity: Woori Finance Holdings Co., Ltd.

(1)    The failure of a holding company to effectively manage the businesses of its subsidiaries in an integrated manner and create synergies may have an adverse effect on the business operations and competitiveness of its subsidiaries which may in turn cause deterioration in the overall business environment of such holding company.

(2)    Because credit card issuers do not take deposits, their funding structure is relatively unstable compared to that of commercial banks, insurance companies or other financial institutions that maintain deposit accounts. Although Woori Card has managed to finance its operations based on the credit rating of and potential support from the Group, privatization of the Bank and resulting changes in the governance structure of the Group may result in a downgrade in Woori Card’s credit rating and a deterioration in its liquidity position. Investors should note such issues.

(3)    Following its spin-off from the Bank in 2013, Woori Card has maintained the level of profitability it had prior to the spin off and has increased its market share from 6.8% in 2012 to 7.5% in 2013 and 8.2% as of June 30, 2014. Depending on the outcome of the privatization of the Bank, however, the business and results of operations of Woori Card may be adversely affected. Investors should be aware of such issues.

(4)    Woori Investment Bank’s independent auditors have expressed doubts about the company’s ability to continue as a going concern. To address such concerns and to normalize its business operations Woori Investment Bank issued additional stock of KRW 69.8 billion in June 2014 with a view to increase its capital as well as its operating limits. Continuation of the incurrence of net loss and deterioration of its financial condition, however, may raise greater doubts about the company’s ability to continue as a going concern. In addition Woori Investment Bank recorded a capital impairment ratio of 42.70% on a consolidated basis as of June 30, 2014 and accordingly was not subject to designation as an issuer subject to monitoring under the KRX KOSPI Market Listing Regulations. In the event its business performance does not improve, however, its capital impairment ratio may increase to 50% or above, in which case the company may be designated as an issuer subject to monitoring. Investors should note such issues.

(5)    Woori Investment Bank recorded a net decrease in cash flows between April 1, 2012 and March 31, 2014. The company recorded a decrease in cash provided by operating activities and a continued inflow of cash provided by investing activities. Despite the KRW 140 billion increase in capital as a result of the issuance of additional stock in June 2013, the company recorded a net decrease in cash flows of KRW 23,515 million as of March 31, 2014 due primarily to cash used in operating activities of KRW 138,199 million. On a net basis, the company recorded cash inflow of KRW 4,864 million as of June 30, 2014, but without the effect of the KRW 69.8 billion capital increase, it would have incurred cash outflows from operating investing and financing activities. It is not highly likely that cash flows from operating activities will improve in the near future, and if the company fails to achieve targeted results in improving its operations, it may experience a deterioration in operating cash flows in the long term. It is recommended that investors monitor not only the fluctuations in net cash positions but also the cash flows due to operating investing and financing activities and the factors driving such changes in cash flows.

Other Risks

(1)    After consummation of the Merger, the Bank will remain as the surviving entity and the Company will cease to exist, and the Korea Deposit Insurance Corporation (the “KDIC”), the largest shareholder of the Company, will retain its status as the largest shareholder of the Bank. However, the KDIC is expected to sell all of its interest in the Bank in accordance with the Privatization Plan after the Merger. After the Merger, new directors and audit committee members will be appointed in accordance with the Merger Agreement, which is expected to be approved at the extraordinary general meeting of shareholders scheduled to be held on October 10, 2014. However, there may be changes in management depending on the results of the privatization, and investors should be aware that the stability of operations may be temporarily affected.

(2)    The Company’s shareholders should be aware that trading of the Company’s common shares is expected to be suspended from the business day prior to the end of the period for submission of the Company’s old share certificates (i.e., from October 30, 2014) to the day before the listing of the new shares and the succession to listing (i.e., expected to be November 18, 2014). Upon consummation of the Merger, 565,690,380 shares of the Bank will be cancelled and 676,278,371 newly issued shares of the Bank will be issued. Accordingly, shareholders of the Company recorded in its shareholder register as of the date of the Merger will receive one share of the Bank for each share of the Company they hold.

(3)    The Merger Agreement may be terminated in accordance with the termination provisions of the Merger Agreement. The termination provisions relating to appraisal rights of dissenting shareholders or the approval of the relevant authorities are as follows:

-        If, due to the exercise of appraisal rights by shareholders of Woori Finance Holdings dissenting to the Merger, Woori Finance Holdings is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of Woori Finance Holdings;

-        If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the Merger Date; or

-        If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for.

(4)    The schedule of the Merger set forth in this Securities Registration Statement is not final and is subject to change if grounds for amendment occur during the FSS’s public disclosure evaluation process.

(5)    New shares issued by the Bank are expected to be allotted and delivered in the Merger with respect to treasury shares owned by the Company. The decision to allot and deliver new shares with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger) in accordance with the Merger Ratio was based on the views in favor of the allotment of new shares with respect to the treasury shares owned by the non-surviving entity and the instances where new shares were allotted with respect to the treasury shares owned by the non-surviving entity. However, investors should note that there is no guarantee that a court will not reach a different conclusion in the future with respect to this issue.

(6)    Since August 2014, the Fair Trade Commission has been conducting an investigation into the collusion of loan and deposit interest rates among four major banks, Woori Bank, Kookmin Bank, Shinhan Bank and Hana Bank. The investigation is being conducted on the bank’s overall interest rate system and interest rates on loans and deposits. The results cannot be predicted, and any results of the investigation to be announced may affect the Bank’s operations and financial condition. Accordingly, investors should continue to observe the investigation results to be announced in the future.

(7)    Since 2010 until the date of submission of this Securities Registration Statement, there have been two institutional sanctions against the Bank (an additional one is expected), three sanctions against its executive officers (an additional one is expected), three institutional sanctions against Woori Investment Bank and five sanctions against its executive officers, in terms of institutional and executive officer sanctions imposed with respect to the parties to the Merger and their main consolidated subsidiaries.

(8)    There are no agreements for put options, call options, put back options, etc. between the merging parties or with a third party in relation to the Merger.

(9)    The Bank plans to succeed to or hire the executive officers and employees employed by the Company as of the date of the Merger, and there are no risks relating to the reorganization of personnel.

(10)  The effectiveness of this Securities Registration Statement pursuant to Article 120(3) of the FISCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained herein nor the government’s guarantee or approval of the value of the securities.

Merger and Investment Risks	1. Risk Factors That May Impede the Consummation of the Merger A. Termination Provisions of the Merger Agreement

Article 14 (Termination)

(1)    The parties may terminate this Agreement by written agreement at any time before the Merger Date.

(2)    Upon the occurrence of any of the following events before the Merger Date, a party may immediately terminate this Agreement by written notice to the other party:

1)      If, during the period from the date of this Agreement to the Merger Date, a material adverse change or unforeseeable material defect in the assets, liabilities or management condition of Woori Bank or Woori Finance Holdings as a result of an act of God or other cause has occurred;

2)      If the other party has defaulted on or breached this Agreement and has failed to cure such default or breach within fifteen (15) days after receipt of the non-defaulting party’s notice requesting such default or breach to be cured;

3)      If, due to the exercise of appraisal rights by shareholders of Woori Finance Holdings dissenting to the Merger, Woori Finance Holdings is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of Woori Finance Holdings;

4)      If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the Merger Date;

5)      If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for; or

6)      If it becomes impossible to accomplish the Merger due to a change in the relevant laws, etc.

(3)    In the event of termination of this Agreement pursuant to Paragraph (2) above, neither party may request the other party to indemnify it for any damages, except for termination due to the cause set forth in Paragraph (2)2) above.

1.      With respect to the termination event set forth in Clause 5) of Paragraph (2) above (“If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for”), the reference to “Merger Approval” is to the FSC’s approval for merger of a financial institution under Article 4(1) of the Act on the Structural Improvement of the Financial Industry.

B.     Possibility of Termination of the Merger at the General Shareholders’ Meeting

The Merger may not be consummated if the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is not obtained at the extraordinary general meeting of shareholders.

C.     Risk of Cancellation of Merger Agreement Due to Permits or Approvals Pursuant to Applicable Laws

The Merger Agreement became effective upon the execution of both parties but may be terminated upon the conclusive rejection of a governmental approval, permit, report or acceptance required in connection with the Merger that has a material effect on the operations of the merging parties.

Specifically, in order to proceed with the Merger under the Act on the Structural Improvement of the Financial Industry, prior approval from the FSC must be obtained as set forth in Article 4(1) of such Act, and the Merger Agreement may be terminated if it is evident that such Merger Approval would not be obtained within six months after the date of the Merger Agreement. The Bank and the Company plan to apply for the Merger Approval from the FSC.

In addition, as the major shareholder of each of Woori Card and Woori Investment Bank will change to the Bank, approval for such change in major shareholder will be applied for (pursuant to Article 6(3) of the Credit Finance Business Act and Article 6 3(5) of its Enforcement Decree, for Woori Card, and Article 350 and Article 23(1) of the Financial Investment Services and Capital Markets Act (the “FISCMA”) and Article 26(1), Table 4 of its Enforcement Decree, for Woori Investment Bank).

The Merger is eligible for the special application of simplified merger procedures pursuant to the Act on Structural Improvement of the Financial Industry, and certain procedures have been accelerated compared to the general merger procedures pursuant to the Korean Commercial Code, as specified below.

Item	Korean Commercial Code	Act on the Structural Improvement of the Financial Industry
Procedures for Protection of Creditors	Within a period of no less than one month	Within a period of not less than ten days
Notice and Period of Public Announcement of Convening Shareholders’ Meeting	At least two weeks prior to the general meeting of shareholders	At least seven days prior to the general meeting of shareholders
Closure of Shareholder Register and Record Date	Public notice two weeks prior to the closing date or the record date	Public notice in two or more daily newspapers seven days prior to the closing date or the record date
Period for Submission of Old Share Certificates in Case of Share Consolidation for Merger	Within a period of no less than one month	Within a period of not less than five days
Appraisal Rights of Shareholders Dissenting from Merger	Within twenty days after the general meeting adopts such resolution	Within ten days after the public notice of such resolution in daily newspapers

For further details, please refer to “VI. Investment Risk Factors – 1. Risk Factors That May Impede the Consummation of the Merger.”

D.     Possibility of Legal Action by Minority Shareholders of the Merging Parties

Minority shareholders of the Company may take legal action to nullify the Merger by claiming procedural defects or unfairness of the Merger Ratio, and the Merger may be subject to nullification if a court rules in favor of the plaintiffs in such action.

2.      Potential Listing or Delisting of the New Shares Allotted in the Merger

A.     Expected Listing Date of the New Shares

The expected date of delivery of the new shares is November 18, 2014, and the expected date of new listing of the new shares is November 19, 2014. Such dates are tentative, and the actual listing date may change based on the approval procedures required for the Merger.

B.     Potential Delisting

The Company, the non-surviving entity of the Merger and a listed corporation, will merge with and into the Bank, the surviving entity of the Merger and an unlisted corporation, and the Company will be delisted after the Merger as it will cease to exist. The surviving entity of the Merger, the Bank, is currently an unlisted corporation and as of the date of submission of this Securities Registration Statement plans to become newly listed after the Merger.

II.	FORM OF THE MERGER

Form	Merger of parent company with and into its wholly-owned subsidiary

III.	SCHEDULE OF MAJOR EVENTS

<The Bank>

Resolution of the board of directors		July 28, 2014
Date of the Merger Agreement		July 28, 2014
Record date for the shareholders’ meeting		-
Shareholders’ meeting for approval		October 10, 2014
Appraisal right exercise period and price	Start date	-
	End date	-
	Share purchase price – proposed	-
Resolution of the board of directors (relating to convening of extraordinary shareholders’ meeting for Merger resolution)		August 25, 2014
Public announcement of convening the shareholders’ meeting		September 29, 2014
Dispatch of notice of convening the shareholders’ meeting		September 30, 2014
Date for creditor objection and submission of old share certificates		October 11, 2014
Creditor objection period	Start date	October 11, 2014
	End date	October 21, 2014
Period for submission of old share certificates	Start date	October 11, 2014
	End date	October 31, 2014
Date of the Merger		November 1, 2014
Resolution of the board of directors for report on completion of the Merger in lieu of a shareholders’ meeting		November 3, 2014
Public announcement of completion of the Merger		November 3, 2014
Registration of Merger (tentative)		November 3, 2014
Delivery of share certificates (tentative)		November 18, 2014
Date of new listing of shares (tentative)		November 19, 2014

1.	The board of directors resolved on the Merger and the new listing on July 28, 2014.
2.	The schedule above is the expected schedule as of the date of submission of this Securities Registration Statement and is subject to adjustment based on consultation with or approval of relevant governmental authorities.
3.	The shareholders’ meeting for the report on completion of the Merger in accordance with Article 526 of the Korean Commercial Code and the related report on matters regarding the Merger will be replaced with a meeting of the board of directors and public notice on the internet website.

<The Company>

Resolution of the board of directors		July 28, 2014
Date of the Merger Agreement		July 28, 2014
Record date for the shareholders’ meeting		September 15, 2014
Shareholders’ meeting for approval		October 10, 2014
Appraisal right exercise period and price	Start date	October 11, 2014
	End date	October 21, 2014
	Share purchase price – proposed	KRW 12,422
Resolution of the board of directors (relating to convening of extraordinary shareholders’ meeting for Merger resolution)		August 25, 2014
Public announcement of convening the shareholders’ meeting		September 29, 2014
Dispatch of notice of convening the shareholders’ meeting		September 30, 2014
Merger dissent filing period	Start date	September 29, 2014
	End date	October 9, 2014
Date for creditor objection and submission of old share certificates		October 11, 2014
Creditor objection period	Start date	October 11, 2014
	End date	October 21, 2014
Period for submission of old share certificates	Start date	October 11, 2014
	End date	October 31, 2014
Date of the Merger		November 1, 2014
Registration of dissolution (tentative)		November 3, 2014

1.	The board of directors resolved on the Merger on July 28, 2014.
2.	The schedule above is the expected schedule as of the date of submission of this Securities Registration Statement and is subject to adjustment based on consultation with or approval of relevant governmental authorities.
*	The schedule above is the merger schedule in accordance with the Act on the Structural Improvement of the Financial Industry, and certain dates are accelerated compared to the general merger schedule in accordance with the Korean Commercial Code. The table below shows the key differences between the Act on the Structural Improvement of the Financial Industry and the Korean Commercial Code as applied to the merger schedule.

Item	Korean Commercial Code	Act on the Structural Improvement of the Financial Industry

Procedures for Protection of Creditors

[Article 527-5(1)]

Within two weeks of the adoption of a resolution for approval at a general meeting of shareholders, a company shall give its creditors public notice that objection, if any, against the merger should be raised within a period of no less than one month and shall give peremptory notice to respective creditors known to the company.

[Article 5(3)]

A financial institution may publish its request to creditors to raise an objection to such merger resolution, setting a period of not less than ten days in two or more daily newspapers, and in such cases peremptory notices to individual creditors may be omitted.

Notice and Period of Public Announcement of Convening Shareholders’ Meeting

[Article 363(1)]

When a company convenes a general meeting of shareholders, it shall give written notice, or notice in electronic form to each shareholder after obtaining the consent of each shareholder, at least two weeks prior to the date set for such general meeting.

[Article 5(4)]

When a financial institution convenes a general meeting of shareholders for a resolution of merger, it may send a notice in writing to each shareholder seven days prior to the date of such general meeting of shareholders. In such cases, it shall give public of its intent to convene a general meeting of shareholders and the objectives of the meeting in two or more daily newspapers prior to the date of sending a written notice.

Closure of Shareholder Register and Record Date	[Article 354(4)] If a company has determined the period for closure of the register of shareholders or the record date, it shall give public notice two weeks prior to such period or date.

[Article 5(6)]

If a financial institution closes its shareholder register or sets the record date for a resolution of merger, it may give public notice seven days prior to the closing date or the record date. In such cases, it shall give public notice in two or more daily newspapers.

Period for Submission of Old Share Certificates in Case of Share Consolidation for Merger

[Article 530(3) and Article 440]

If shares are to be consolidated, a company shall determine a period of not less than one month and shall give public notice that share certificates must be submitted to the company within such period and shall separately give notice to each shareholder and the pledgees recorded in the register of shareholders.

[Article 5(7) and Article 12(6)]

A dissolving financial institution in a merger shall determine a period of not less than five days and announce that stock certificates should be submitted during such period. In such cases, individual notices to shareholders may be replaced by public notice in two or more daily newspapers.

Appraisal Rights of Shareholders Dissenting from Merger

[Article 522-3(1)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within twenty days after the general meeting adopts such resolution.

[Article 5(8) and Article 12(7)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within ten days after the public notice of such resolution in daily newspapers.

IV.	APPRAISAL AND ALLOTMENT OF NEW SHARES

(Unit: KRW, Shares)

Merger Ratio	1: 1.0000000
External Appraisal Organization	Samil PricewaterhouseCoopers
Shares to be Issued	Type	Number	Face Value	Offering Price	Total Offering Amount
	Registered common shares	676,278,371	5,000	17,076	11,548,129,463,196
Payment of Consideration	Other than the delivery of new shares in accordance with the Merger Ratio to the shareholders of the Company, the non-surviving entity, in connection with the Company’s merger with and into the Bank, there will be no additional consideration paid as a result of the Merger. (As the Merger Ratio is 1:1, no fractional shares will result from the allotment of new shares in the Merger.)

V.	SUMMARY OF THE MERGING PARTIES

(Unit: KRW, Shares)

Company Name		Woori Bank	Woori Finance Holdings Co., Ltd.
Classification		Surviving entity	Non-surviving entity
Number of Issued Shares	Common Shares	596,690,380	676,278,371
	Preferred shares	—	—
Total Assets		245,005,194	15,949,744
Capital		2,983,452	3,381,392

1.	The number of issued shares is as of the date of submission of this Securities Registration Statement, and total assets and capital are based on each entity’s separate financial statements as of June 30, 2014.

VI.	OTHER MATTERS

[Report of Material Event]	[Amended] Report of Material Event (Merger) – September 11, 2014
[Other]	Please refer to the Report of Material Event of Woori Bank that was publicly disclosed electronically on July 28, 2014 (initial submission), August 14, 2014 (first amendment), August 28, 2014 (second amendment) and September 11, 2014 (third amendment).

SECTION 1. SUMMARY OF THE MERGER

I.	BASIC MATTERS RELATING TO THE MERGER

1.	Purpose of the Merger

A.	Merger Parties and Background

(1)	Merging Parties

Surviving Entity after Merger	Company Name	Woori Bank
	Location	51, Sogong-ro, Jung-gu Seoul 100-792, Korea
	Representative Director	Soon-Woo Lee
	Entity Type	Unlisted Corporation

Non-Surviving Entity after Merger	Company Name	Woori Finance Holdings Co., Ltd.
	Location	20F, Woori Bank Head Office 51, Sogong-ro, Jung-gu Seoul 100-792, Korea
	Representative Director	Soon-Woo Lee
	Entity Type	Listed Corporation

(2)	Background of the Merger

In accordance with the plan to privatize Woori Finance Holdings Co., Ltd. (the “Company”) announced by the Public Funds Oversight Committee in June 2013 (the “Privatization Plan”), the Company has completed the spin-off of Kyongnam Bank and Kwangju Bank (Step 1) and the sale of six other subsidiaries including Woori Investment & Securities Co., Ltd. (Step 2). The third and final step, the privatization of Woori Bank (the “Bank”), currently remains and will be pursued through an effective and expeditious process to maximize the return of public funds and successfully complete the Privatization Plan.

Three previous attempts to sell the Company, from 2010 to 2012, focused on a one-time disposal of the over 30% controlling stake. The current Privatization Plan, however, seeks to cover other forms of investment demand, such as financial investors seeking financial profit, in addition to the desire to acquire a controlling interest.

Furthermore, the merger of the Company and the Bank as a part of the Privatization Plan will allow the sale of a bank instead of a financial holding company. This creates fewer restrictions on ownership and increases the scope of potential investors, thus improving the prospects of success of the Privatization Plan. Accordingly, the Company and the Bank intend to engage in a merger in which the Bank will be the surviving entity (the “Merger”), in order to (i) enhance the value of the merged entity as a going-concern, (ii) avoid damaging the interests of interested parties such as investors, creditors and clients and (iii) comply with the three principles of the Privatization Plan – maximizing the return of public funds, expediting the privatization and advancing the financial industry.

The Merger is expected to contribute to the successful completion of the Privatization Plan by building on the momentum of the previously completed privatization steps, including the spin-off of Kyongnam Bank and Kwangju Bank (Step 1) and the sale of six other subsidiaries including Woori Investment & Securities Co., Ltd. (Step 2). In addition, it is anticipated that the Merger will allow the merged entity to adapt more quickly and flexibly to the evolving financial environment by enabling the Bank to continue its underlying business as the surviving entity, while also improving management efficiency on an enterprise-wide level, including in terms of personnel and organizational management and the decision-making process. Ultimately, the merged entity is expected to transform into an organization centered on profitability improvement and operations, thus enhancing its corporate value and maximizing the benefit to shareholders.

(3)	Applicability of Back Door Listing

Not applicable

B.	Main Impact and Effect on the Company’s Management, Finances and Business

(1)	Impact and Effect on the Company’s Management

As of the date of submission of this Securities Registration Statement, the largest shareholder of the Bank, the surviving entity after the Merger, is the Company, which owns 100% of the Bank’s equity, and the largest shareholder of the Company, the non-surviving entity after the Merger, is the Korea Deposit Insurance Corporation (the “KDIC”), which owns 56.97% of the Company’s equity.

After consummation of the Merger, the Bank will remain as the surviving entity, and the Company will cease to exist.

In the Merger, which is structured as a merger in which the parent company will be merged with and into its wholly-owned subsidiary, new shares of the Bank, the surviving entity, will be allotted and delivered to the Company’s shareholders based on a 1:1.0000000 ratio (the “Merger Ratio”) (for a detailed explanation of the Merger Ratio, please see “II. Calculation of the Merger Consideration”).

Therefore, the KDIC, the largest shareholder of the Company, will retain its status as the largest shareholder of the Bank, the surviving entity, and is expected to sell all of its interest in the Bank in accordance with Step 3 of the Privatization Plan after the Merger.

(2)	Impact and Effect on the Company’s Finances and Business

As the Merger is between the parent company and its wholly-owned subsidiary, there will be no change in the merged entity on a consolidated basis, and accordingly the Merger is not expected to have an impact on the Company’s finances.

In addition, because the Bank, whose assets and operating income represent 94.72% and 99.68% (according to the Bank’s separate financial statements and the Company’s consolidated financial statements, each as of the end of June 2014) of the Company’s assets and operating income, respectively, will be the surviving entity, there is minimal risk of an adverse effect on business operations. Also, overhead expenses that were necessary due to the existence of a financial holding company are expected to be reduced.

(3)	Future Plans for Reorganization of Corporate Structure

Pursuant to the Merger, the Bank will conduct its operations in the banking business and manage non-banking business portfolios through five additional subsidiaries, Woori Card Co., Ltd. (“Woori Card”), Woori Investment Bank, Ltd. (“Woori Investment Bank”), Woori FIS Co., Ltd. (“Woori FIS”), Woori Private Equity Co., Ltd. (“Woori Private Equity) and Woori Finance Research Institute Co., Ltd. (“Woori Finance Research Institute”). There are no other plans for a corporate reorganization and any future plans for a corporate reorganization will be publicly disclosed once they are finalized.

2.	Summary of the Merger Counterparty

A.	Overview of the Entity

(1)	Legal and Business Name of the Entity

Woori Finance Holdings Co., Ltd.

(2)	Date of Establishment: April 2, 2001

(3)	Regulatory Framework for the Operation of the Entity’s Business

The Financial Holding Companies Act

(4)	Main Business Operations

The Company is engaged in the business management of its subsidiaries by providing business goals and approving business plans, pursuant to which it bases its evaluation of business performance, decision-making on compensation and corporate governance and inspection of duties and financial condition. In addition, the Company conducts funding activities to support its subsidiaries through various channels.

(5)	Executive Officers and Employees

(A)	Executive Officers

(As of the date of submission of this Securities Registration Statement)	(Unit: Shares)

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Soon-Woo Lee	Male	12.1950	President	Yes	Yes	Administration	Sungkyunkwan University, Dept. of Law Woori Bank, Executive Vice President Woori Bank, Deputy President Woori Bank, President	11,998	—	6.14. 2013 -Present	12.30.2014

Dong-Gun Lee	Male	1.1958	Executive Vice President	No	Yes	Business Administration	Yeungnam University, Economics Dept. Operation & Support Business Unit, Executive Vice President Credit Support Unit, Executive Vice President Woori Bank, Deputy President	—	—	6.3.2014 -Present	12.30.2014

Seung-Gyu Kim	Male	10.1956	Executive Vice President	No	Yes	Strategic Planning	Sungkyunkwan University, Economics Dept. Woori Finance Holdings, Managing Director	—	—	6.14.2013 -Present	12.30.2014

Seung-Rok Kim	Male	10.1958	Managing Director	No	Yes	Compliance	Sogang University, Economics Dept. Woori Bank Seo-cho, Branch Manager Woori Bank City Hall of Seoul, the Sales Director of the Head Office Woori Bank Seo-cho, Sales Director of the Head Office	—	—	6.14.2013 -Present	12.30.2014

Nam-Hee Lee	Female	2.1957	Managing Director	No	Yes	Risk Management IT Planning Management Monitoring	Seoul National University, Clothing Department. Woori Bank, Fund Management Department, Head of Department. Woori Bank Jongno, Sales Director of the Head Office Woori Finance Holdings Risk Management, Head of Department	—	—	9.3.2013 -Present	12.30.2014

Young-Soo Park	Male	2.1952	Outside Director	Yes	No	—	Seoul National University, Liberal Arts Studies. Supreme Prosecutor’s Office Central Investigation Department, Head of Department. Seoul High Prosecutor’s Office, Director of the Prosecutor’s Office Current) Representative Attorney of Law Firm Gangnam LLP	—	—	3.22.2013 -Present	3.21.2015

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Sang-Keun Oh*	Male	4.1956	Outside Director	Yes	No	—	Sungkyunkwan University, Economics Dept. The University of Wisconsin-Madison, Economics Ph.D. The Korean Economic Review, Director Current) Donga University, Economics Dept., Professor	—	—	3.21.2014 -Present	3.20.2015

Hee-Yul Chai	Male	1.1960	Outside Director	Yes	No	—	Seoul National University, Economics Dept. Université Paris 10, Economics Ph.D. Financial Services Commission, Non-standing Commissioner Current) Kyungki University, Economics Dept., Professor	—	—	3.22.2013 -Present	3.21.2015

Kang-Shik Choi*	Male	8.1960	Outside Director	Yes	No	—	Yonsei University, Economics Dept. Yale University, Economics Ph.D. Korea Institute for Industrial Economics and Trade, Senior Research Engineer Current) Yonsei University, Dean of Undergraduate Studies and Economics Dept., Professor	—	—	3.21.2014 -Present	3.20.2015

Seong-Yeol Lim	Male	5.1963	Outside Director	Yes	No	—	Seoul National University, Dept. of Economics Seoul National University, Public Administration Dept., Masters Korea Deposit Insurance Corporation, Risk Management, General Manager Current) Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager	—	—	3.21.2014 -Present	3.20.2015

Min Chang	Male	1.1965	Outside Director	Yes	No	—	Seoul National University, Economics Dept. Michigan State University, Economics Ph.D. Bank of Korea, Policy Planning Bureau, Policy Coordination Division, Deputy Head Current) Korea Institute of Finance, Research and Coordination, Director	—	—	3.21.2013 -Present	3.20.2015

(As of June 30, 2014)	(Unit: KRW millions	)

Business	Gender	Number of Employees				Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Full-time	Contract	Others	Total
Administration, Planning	Male	67	—	—	67	3 years, 10 months	3,827	57	—
Administration, Planning	Female	12	—	—	12	3 years, 7 months	519	43	—
Total		79	—	—	79	3 years, 10 months	4,346	55	—

1.	Total Amount of Annual Salary: Earned income according to statement of earned income payment (including performance-related payments, holiday bonuses, meal allowances, transportation fees and overtime payment, etc.)
2.	Total Number of Employees: excludes three quasi-executive officer (jun-im-won in Korean)

(6)	Largest Shareholder and Its Specially Related Persons

(As of the date of submission of this Securities Registration Statement)	(Unit: Shares, %)

Name	Relation	Type of Stock	Number of Shares	Percentage of Shareholding	Remarks
KDIC	Largest Shareholder	Common Stock	385,285,578	56.97	—

(7)	Distribution of Shares

(A)	Shareholders Holding 5% or More

(As of May 1, 2014)	(Unit: Shares, %)

Classification	Shareholder Name	Number of Shares	Percentage of Shareholding	Remarks
5%+ Shareholders	KDIC	385,285,578	56.97	—
	National Pension Service	55,532,990	8.21	—

*	May 1, 2014: Date of spin-off of Kyongnam Bank and Kwangju Bank

(B)	Minority Shareholders

(As of December 31, 2013)	(Unit: Shares, %)

Classification	Shareholders		Shareholding		Remarks
	Number of Shares	Percentage	Number of Shares	Percentage
Minority Shareholders	51,339	99.98	298.886,286	37.07	—

*	The status above was prepared based on the share distribution status chart provided by the Korea Securities Depository (the “KSD”), the transfer agent of the Company, as of December 31, 2013, the most recent closure of the shareholder register, and minority shareholders refer to shareholders holding less than 1/100 of the total number of shares issued.

B.	Summary Financial Data for the Past Three Years and External Audits of the Company

(1)	Summary Financial Data for the Past Three Years

(A)	Summary Consolidated Financial Data

1)	Summary Consolidated Statements of Financial Position

(Unit: KRW millions)

Classification	1H 2014	2013	2012	2011
ASSETS
Cash and cash equivalents	5,099,006	5,477,649	5,778,390	6,417,964
Financial assets at fair value through profit or loss	5,346,956	4,806,197	27,352,216	26,844,973
Available-for-sale financial assets	16,853,833	17,085,448	18,888,923	19,698,348
Held-to-maturity financial assets	13,302,549	12,038,820	18,684,801	20,036,128
Loans and receivables	213,846,076	211,912,373	250,275,551	235,317,520
Investments in joint ventures and associates	664,309	617,570	1,037,930	928,233
Investment properties	367,626	340,620	491,685	498,999
Premises and equipment	2,463,789	2,536,441	3,185,543	3,134,472
Intangible assets and goodwill	187,089	268,926	433,407	447,891
Assets held for sale	1,104	587	83,347	56,243
Current tax assets	4,200	143,101	38,667	57,512
Deferred tax assets	204,820	155,256	155,439	79,505
Derivative assets	151,163	131,410	281,069	326,840
Other assets	168,196	178,886	414,846	377,062
Disposal group held for sale	—	34,684,805	—	—
Disposal group held for distribution to owners	—	50,312,293	—	—
Total assets	258,660,716	340,690,382	327,101,814	314,221,690
LIABILITIES
Financial liabilities at fair value through profit or loss	2,686,802	2,507,248	10,985,765	9,621,546
Deposits due to customers	179,751,900	175,323,644	204,209,580	197,378,565
Borrowings	16,121,563	18,231,511	33,479,716	34,667,740
Debentures	23,583,169	21,677,674	27,959,969	29,265,833
Provisions	502,691	684,799	863,658	892,308
Net defined benefit liability	89,359	71,602	166,296	119,704
Current tax liabilities	198,599	9,980	178,791	274,257
Deferred tax liabilities	3,609	49,105	134,481	270,033
Derivative liabilities	—	1,785	38,000	33,493
Other financial liabilities	17,521,552	19,914,947	25,544,410	19,023,665
Other liabilities	395,255	411,278	508,072	570,038
Liabilities directly associated with disposal group held for sale	—	32,047,626	—	—
Liabilities directly associated with disposal group held for distribution to owners	—	46,882,414	—	—
Total liabilities	240,854,499	317,813,613	304,068,738	292,117,182
EQUITY
Owners’ equity:	15,867,661	17,847,633	18,695,919	17,555,085
Capital stock	3,381,392	4,030,077	4,030,077	4,030,077
Hybrid securities	498,407	498,407	498,407	309,010
Capital surplus	91,262	176,502	174,044	175,768
Other equity	(2,286,225)	(35,367)	112,013	563,074

Classification	1H 2014	2013	2012	2011
Retained earnings	14,182,825	13,112,690	13,881,378	12,477,156
Equity directly associated with disposal group held for sale	—	29,820	—	—
Equity directly associated with disposal group held for distribution to owners	—	35,504	—	—
Non-controlling interests	1,938,556	5,029,136	4,337,157	4,549,423
Total equity	17,806,217	22,876,769	23,033,076	22,104,508
Total liabilities and equity	258,660,716	340,690,382	327,101,814	314,221,690
Number of Consolidated Companies*	82	173	166	143

*	Figures do not include the Company

2)	Summary Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	1H 2014	1H 2013	2013	2012	2011
OPERATING INCOME:	684,330	281,580	239,567	1,549,507	3,085,708
Net interest income	2,210,164	2,225,105	4,492,022	4,847,900	6,551,741
Interest income	4,607,677	4,792,543	9,493,383	10,891,241	14,332,192
Interest expense	(2,397,513)	(2,567,438)	(5,001,361)	(6,043,341)	(7,780,451)
Net fees and commissions income	460,737	447,657	926,501	1,189,350	1,908,146
Fees and commissions income	800,430	779,745	1,565,224	1,686,885	2,487,088
Fees and commissions expense	(339,693)	(332,088)	(638,723)	(497,535)	(578,942)
Dividend income	76,690	50,665	87,641	101,063	203,005
Net gain (loss) on financial instruments at fair value through profit or loss	13,322	106,663	123,900	(364,894)	119,403
Net gain (loss) on available-for-sale financial assets	(36,264)	10,547	(85,242)	533,148	1,072,877
Net gain (loss) on held-to-maturity financial assets	—	—	—	—	82
Impairment losses due to credit loss	(315,151)	(976,115)	(2,277,260)	(1,799,029)	(2,268,927)
Other net operating expenses	(1,725,168)	(1,582,942)	(3,027,995)	(2,958,031)	(4,500,619)
Non-operating income	(34,874)	22,078	48,100	88,413	91,665
Share of profits (losses) of joint ventures and associates	(42,033)	(4,077)	(1,277)	44,515	16,700
Other net non-operating income	7,159	26,155	49,377	43,898	74,965
Net income before income tax expense	649,456	303,658	287,667	1,637,920	3,177,373
Income tax expense	(163,817)	(35,726)	(35,096)	(356,840)	(744,093)
Net income from continuing operations	485,639	267,932	252,571	1,281,080	2,433,280
Net income (loss) from discontinued operations	661,768	176,457	(966,006)	566,599	—
Net income (loss)	1,147,407	444,389	(713,435)	1,847,679	2,433,280
Other comprehensive loss, net of tax	(215,786)	20,322	(110,347)	(438,341)	(385,374)
Items that will not be reclassified to profit or loss	(21,026)	9,569	9,217	(51,297)	—
Remeasurement of the net defined benefit liability	(21,026)	9,569	9,217	(51,297)	—
Items that may be reclassified to profit or loss	(194,760)	10,753	(119,564)	(387,044)	(385,374)
Loss on available-for-sale financial assets	(171,843)	(43,740)	(50,953)	(349,481)	(374,877)
Share of other comprehensive income (loss) of joint ventures and associates	(2,766)	(9,039)	(6,375)	56,855	(37,602)
Loss on foreign currency translation of foreign operations	7,000	76,651	(59,824)	(107,509)	24,591

Classification	1H 2014	1H 2013	2013	2012	2011
Gain (loss) on valuation of cash flow hedge	(27,151)	(13,119)	(2,412)	13,091	2,514
Total comprehensive income (loss)	931,621	464,711	(823,782)	1,409,338	2,047,906
Net income attributable to:	1,147,407	444,389	(713,435)	1,847,679	2,433,280
Net income (loss) attributable to owners	1,195,958	358,346	(537,688)	1,633,341	2,136,828
Income from continuing operations	417,267	223,672	162,011	1,164,431	2,136,828
Income (loss) from discontinued operations	778,691	134,674	(699,699)	468,910	—
Net income (loss) attributable to non-controlling interests	(48,551)	86,043	(175,747)	214,338	296,452
Income from continuing operations	68,371	44,260	90,560	116,649	296,452
Income (loss) from discontinued operations	(116,922)	41,783	(266,307)	97,689	—
Total comprehensive income attributable to:	931,621	464,711	(823,782)	1,409,338	2,047,906
Comprehensive income (loss) attributable to owners	1,065,784	378,071	(623,695)	1,176,805	1,729,658
Comprehensive income (loss) attributable to non-controlling interests	(134,163)	86,640	(200,087)	232,533	318,248
EARNINGS PER SHARE:
Basic and diluted earnings (losses) from continuing and discontinued operations per share (KRW)	1,550	426	(704)	1,993	2,649
Basic and diluted earnings from continuing operations per share (KRW)	528	259	165	1,411	2,649

(B)	Summary Separate Financial Data

1)	Summary Separate Statements of Financial Position

(Unit: KRW millions)

Classification	1H 2014	2013	2012	2011
Cash and cash equivalents	1,890,347	45,524	236,400	33,538
Loans and receivables	217,510	34,454	209,199	239,215
Available-for-sale financial assets	4	—	—	—
Investments in joint ventures and associates	13,831,963	13,763,730	17,976,325	17,825,203
Premises and equipment	225	288	389	515
Intangible assets	49	44	33	29
Current tax assets	—	138,005	20,844	—
Deferred tax assets	8,199	—	2,444	2,158
Other assets	1,447	2,207	970	2,347
Disposal group held for sale	—	1,555,852	—	—
Disposal group held for distribution to owners	—	2,441,808	—	—
Total assets	15,949,744	17,981,912	18,446,604	18,103,005
Debentures	3,545,001	3,505,025	3,654,276	3,653,968
Net defined benefit liability	769	—	137	—
Current tax liabilities	193,372	—	165,588	201,361
Deferred tax liabilities	—	375,026	—	—
Other financial liabilities	31,468	175,813	53,448	31,796
Other liabilities	1,084	889	1,479	1,659
Liabilities directly associated with disposal group held for distribution to owners	—	180,553	—	—
Total liabilities	3,771,694	4,237,306	3,874,928	3,888,784
Capital stock	3,381,392	4,030,077	4,030,077	4,030,077

Classification	1H 2014	2013	2012	2011
Hybrid securities	498,407	498,407	498,407	309,010
Capital surplus	91,475	109,026	109,026	109,026
Other equity	(1,485,670)	(1,272)	(1,467)	(1,029)
Retained earnings	9,692,446	9,108,368	9,935,633	9,767,137
Total equity	12,178,050	13,744,606	14,571,676	14,214,221
Total liabilities and equity	15,949,744	17,981,912	18,446,604	18,103,005

2)	Summary Separate Statements of Comprehensive Income

(Unit: KRW millions)

Classification	1H 2014	1H 2013	2013	2012	2011
Net interest income	(72,662)	(80,951)	(162,832)	(172,379)	(214,308)
Interest income	6,136	3,988	6,508	11,758	8,029
Interest expense	(78,798)	(84,939)	(169,340)	(184,137)	(222,337)
Net fees and commissions income	19,143	24,613	45,924	59,440	57,851
Fees and commissions income	26,719	32,580	60,140	62,582	65,698
Fees and commissions expense	(7,576)	(7,967)	(14,216)	(3,142)	(7,847)
Dividend income	194,527	254,081	254,081	562,272	516,008
Impairment losses due to credit loss	4,626	2	(4,621)	(1)	1
General administrative expenses	(16,787)	(23,648)	(42,080)	(50,774)	(49,792)
Operating income	128,847	174,097	90,472	398,558	309,760
Other net non-operating income	197,129	(1,081)	(309,428)	(1,368)	(6,310)
Net income before income tax expense	325,976	173,016	(218,956)	397,190	303,450
Income tax benefit (expense)	383,161	(28,279)	(377,407)	146	1,030
Net income (loss)	709,137	144,737	(596,363)	397,336	304,480
Other comprehensive loss, net of tax	(204)	(52)	195	(438)	—
Items that will not be reclassified to profit or loss	(205)	(52)	195	(438)	—
Items that may be reclassified to profit or loss	1	—
Total comprehensive income (loss)	708,933	144,685	(596,168)	396,898	304,480
EARNINGS PER SHARE:
Basic and diluted earnings from continuing operations per share (KRW)	911	161	(776)	459	375

(2)	External Audits of the Financial Statements

(A)	Auditor’s Opinion on Consolidated Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
1H 2014	Deloitte Anjin LLC	*	Not applicable
2013	Deloitte Anjin LLC	Unqualified	Not applicable
2012	Deloitte Anjin LLC	Unqualified	Not applicable
2011	Deloitte Anjin LLC	Unqualified	Not applicable

*	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to International Financial Reporting Standards as adopted by Korea (“K-IFRS”) 1034 ‘Interim Financial Reporting.’

(B)	Auditor’s Opinion on Separate Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
1H 2014	Deloitte Anjin LLC	*	Not applicable
2013	Deloitte Anjin LLC	Unqualified	Not applicable
2012	Deloitte Anjin LLC	Unqualified	Not applicable
2011	Deloitte Anjin LLC	Unqualified	Not applicable

*	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS ‘Interim Financial Reporting.’

3.	Form of the Merger

A.	Method of the Merger

The Company will be merged with and into the Bank, and the Bank will be the surviving entity, while the Company will cease to exist.

B.	Applicability of Simplified Merger or Small-Scale Merger

The Merger does not fall under the definition of a “simplified merger” or a “small-scale merger” as set forth in Article 527-2 and Article 527-3 of the Korean Commercial Code (the “KCC”).

KOREAN COMMERCIAL CODE

Article 527-2 (Simplified Merger)

(1) Where one of the constituent companies of a merger survives, if there is consent of the total shareholders of the disappearing company in consequence of the merger or 90 percent or more of the total issued and outstanding shares in such company are held by the surviving company, approval from the general shareholders’ meeting of the disappearing company may be replaced by approval from the board of directors of such company.

(2) In cases falling under paragraph (1), a disappearing company in consequence of a merger shall give public notice or make notification to shareholders that the company shall be merged without approval from a general meeting of shareholders within two weeks of the preparation of a written agreement for such merger: Provided, That the same shall not apply where consent from all the shareholders has been obtained.

Article 527-3 (Small-Scale Merger)

(1) Where the total number of new shares issued by the surviving company of a merger does not exceed 10 percent of the total issued and outstanding shares of the company, approval from the general shareholders’ meeting of the company may be replaced by approval from the board of directors of such company: Provided, That where an amount payable to the shareholders of the disappearing company in consequence of the merger has been determined, if the amount exceeds five percent of the value of net assets existing on the final balance sheets of the surviving company, this shall not apply.

(2) In cases falling under paragraph (1), a written agreement for the merger of a surviving company shall provide that the merger shall be effected without approval from a general meeting of shareholders.

(3) In cases falling under paragraph (1), a surviving company shall give public notice or notification to shareholders on the trade name and seat of the principal office of the disappearing company, the date of the merger, and that the merger shall be effected without approval from a general meeting of shareholders within two weeks of the preparation of a written agreement for the merger.

(4) Where shareholders who own no less than 20 percent of the total issued and outstanding shares of a company which continues to exist after a merger give written notice to the company of their intent to dissent from the merger under paragraph (1) within two weeks of the receipt of the public notice or notification mentioned in paragraph (3), the merger shall not be effected under the main body of paragraph (1).

(5) The provisions of Article 522-3 shall not apply in cases falling under the main body of paragraph (1).

C.	Listing Plans of the Surviving Entity After the Merger

The surviving entity of the Merger, the Bank, is an unlisted corporation as of the date of submission of this Securities Registration Statement and plans to become newly listed after the Merger. In connection with such listing, the Bank submitted an application for preliminary examination approval on July 28, 2014 and received preliminary examination approval for listing from the Korea Exchange on August 26, 2014.

D.	Noteworthy Matters Relating to the Method of the Merger

(1)	For the Company to merge with the Bank, it must prepare a merger agreement (the “Merger Agreement”) and have it approved at a meeting of shareholders. Notice of a meeting of the shareholders is expected to be sent to each shareholder in written form or, with the consent of each shareholder, as an electronic document, seven days prior to the date of the meeting of the shareholders in accordance with Article 5(4) of the Act on the Structural Improvement of the Financial Industry. Prior to the dispatch of such notice, the intention to convene a meeting of the shareholders and the agenda items (i.e., approval of the Merger) are expected to be published in two or more daily newspapers. In addition, immediately after the shareholders’ meeting to approve the Merger, the resolved matters, the method of exercising appraisal rights, the means by which creditors may file objections, the submission of old share certificates, etc. are also expected to be published in two or more daily newspapers in accordance with Article 5 and Article 12 of the Act on the Structural Improvement of the Financial Industry.

(2)	As a result of the Merger, the Bank will acquire 596,690,380 registered common shares issued by the Bank which are currently owned by the Company. Such shares will be cancelled in accordance with capital reduction procedures, concurrently with the consummation of the Merger. In addition, the Bank will issue 676,278,371 registered common shares, par value KRW 5,000 per share, and will allot to each registered common shareholder recorded in the Company’s shareholder register as of the date of the Merger one share of the Bank for each share of the Company owned by such shareholder.

4.	Progress and Schedule

A.	Progress

-	July 1, 2014 ~ July 28, 2014: Appraisal by the external appraisal organization (Samil PricewaterhouseCoopers).

-	July 28, 2014: Resolution of the boards of directors regarding the Merger.

-	July 28, 2014: Execution of the Merger Agreement.

-	July 28, 2014: Public disclosure of Report of Material Event (Merger).

-	July 28, 2014: Submission of application for preliminary examination approval for listing of the Bank (listing agent Woori Investment & Securities Co., Ltd.).

-	July 28, 2014: Business combination report to the Fair Trade Commission.

-	July 28, 2014: Submission of documents for back door listing evaluation (submission of back door listing confirmation letter to the Korea Exchange in accordance with the Merger resolution).

-	August 1, 2014: Receipt of results of business combination report from the Fair Trade Commission (no restrictions on competition pursuant to the Monopoly Regulation and Fair Trade Act).

-	August 25, 2014: Resolution of the board of directors for the convening of the extraordinary shareholders’ meeting and the record date.

-	August 26, 2014: Preliminary examination approval of the listing of the Bank by the Korea Exchange.

B.	Schedule

Event		Bank (Surviving Entity)	Company (Non-Surviving Entity)
Resolution of the boards of directors for decision on the Merger and new listing		July 28, 2014	July 28, 2014
Date of the Merger Agreement		July 28, 2014	July 28, 2014
Resolution of the boards of directors (relating to convening of extraordinary shareholders’ meeting to approve the Merger)		August 25, 2014	August 25, 2014
Public announcement of record date and closure of the shareholder register		—	September 5, 2014
Record date		—	September 15, 2014
Closure of the shareholder register	Start date	—	September 16, 2014
	End date	—	September 18, 2014
Public announcement of convening the shareholders’ meeting		September 29, 2014	September 29, 2014
Dispatch of notice of convening the shareholders’ meeting		September 30, 2014	September 30, 2014
Merger dissent filing period	Start date	—	September 29, 2014
	End date	—	October 9, 2014
Shareholders’ meeting to approve the Merger Agreement		October 10, 2014	October 10, 2014
Appraisal right exercise period	Start date	—	October 11, 2014
	End date	—	October 21, 2014

Event		Bank (Surviving Entity)	Company (Non-Surviving Entity)
Period for submission of old share certificates	Start date	October 11, 2014	October 11, 2014
	End date	October 31, 2014	October 31, 2014

Creditor objection period	Start date	October 11, 2014	October 11, 2014
	End date	October 21, 2014	October 21, 2014
Date of the Merger		November 1, 2014	November 1, 2014
Resolution of the board of directors for report on completion of the Merger in lieu of a shareholders’ meeting[2]		November 3, 2014	—
Public announcement of completion of the Merger		November 3, 2014	—
Registration of Merger (registration of dissolution) (tentative)		November 3, 2014	November 3, 2014
Delivery of share certificates (tentative)		November 18, 2014	—
Date of new listing of shares (tentative)		November 19, 2014	—

1.	The schedule above is the expected schedule as of the date of submission of this Securities Registration Statement and is subject to adjustment based on consultation with or approval of relevant governmental authorities.
2.	The shareholders’ meeting for the report on completion of the Merger in accordance with Article 526 of the KCC and the related report on matters regarding the Merger will be replaced with a meeting of the board of directors and public notice on the internet website.
3.	The schedule above is the merger schedule in accordance with the Act on the Structural Improvement of the Financial Industry, and certain dates are accelerated compared to the general merger schedule in accordance with the KCC. The table below shows the key differences between the Act on the Structural Improvement of the Financial Industry and the KCC as applied to the merger schedule.

Item	KCC	Act on the Structural Improvement of the Financial Industry
Procedures for protection of creditors

[Article 527-5(1)]

Within two weeks of the adoption of a resolution for approval at a general meeting of shareholders, a company shall give its creditors public notice that objection, if any, against the merger should be raised within a period of no less than one month and shall give peremptory notice to respective creditors known to the company.

[Article 5(3)]

A financial institution may publish its request to creditors to raise an objection to such merger resolution, setting a period of not less than ten days in two or more daily newspapers, and in such cases peremptory notices to individual creditors may be omitted.

Notice and period of public announcement of convening shareholders’ meeting

[Article 363(1)]

When a company convenes a general meeting of shareholders, it shall give written notice, or notice in electronic form to each shareholder after obtaining the consent of each shareholder, at least two weeks prior to the date set for such general meeting.

[Article 5(4)]

When a financial institution convenes a general meeting of shareholders for a resolution of merger, it may send a notice in writing to each shareholder seven days prior to the date of such general meeting of shareholders. In such cases, it shall give public of its intent to convene a general meeting of shareholders and the objectives of the meeting in two or more daily newspapers prior to the date of sending a written notice.

Closure of shareholder register and record date	[Article 354(4)] If a company has determined the period for closure of the register of shareholders or the record date, it shall give public notice two weeks prior to such period or date.

[Article 5(6)]

If a financial institution closes its shareholder register or sets the record date for a resolution of merger, it may give public notice seven days prior to the closing date or the record date. In such cases, it shall give public notice in two or more daily newspapers.

Period for submission of old Share certificates in case of share consolidation for merger

[Article 530(3) and Article 440]

If shares are to be consolidated, a company shall determine a period of not less than one month and shall give public notice that share certificates must be submitted to the company within such period and shall separately give notice to each shareholder and the pledgees recorded in the register of shareholders.

[Article 5(7) and Article 12(6)]

A dissolving financial institution in a merger shall determine a period of not less than five days and announce that stock certificates should be submitted during such period. In such cases, individual notices to shareholders may be replaced by public notice in two or more daily newspapers.

Item	KCC	Act on the Structural Improvement of the Financial Industry
Appraisal rights of shareholders dissenting from merger

[Article 522-3(1)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within twenty days after the general meeting adopts such resolution.

[Article 5(8) and Article 12(7)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within ten days after the public notice of such resolution in daily newspapers.

5.	Conditions to the Merger

A.	Termination Provisions of the Merger Agreement

The conditions for termination of the Merger Agreement are as follows:

(1)	The parties may terminate the Merger Agreement by written agreement at any time before the date of the Merger.

(2)	Upon the occurrence of any of the following events before the date of the Merger, a party may immediately terminate the Merger Agreement by written notice to the other party:

	If, during the period from the date of the Merger Agreement to the date of the Merger, a material adverse change or unforeseeable material defect in the assets, liabilities or management condition of the Bank or the Company as a result of an act of God or other cause has occurred;

‚	If the other party has defaulted on or breached the Merger Agreement and has failed to cure such default or breach within 15 days after receipt of the non-defaulting party’s notice requesting such default or breach to be cured;

ƒ	If, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of the Company;

„	If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the date of the Merger;

…	If it is evident that the merger approval of the Financial Services Commission under the Act on the Structural Improvement of the Financial Industry (the “Merger Approval”) would not be obtained within six months after the date of the Merger Agreement, including where a Merger Approval has not been obtained prior to the date of the Merger despite such Merger Approval having been applied for; or

†	If it becomes impossible to accomplish the Merger due to a change in the relevant laws, etc.

B.	Effectiveness of the Merger Agreement

The Merger Agreement became effective when executed by both the Bank and the Company but shall cease to be effective if approval of the Merger is not obtained at the general meeting of shareholders of the Bank or the Company by the day immediately before the date of the Merger (or, if the date of the Merger is changed, the day immediately before such changed date).

C.	Possibility of Termination of the Merger at the General Shareholders’ Meeting

The Merger may not be consummated if the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is not obtained at the Company’s extraordinary general meeting of shareholders.

6.	Relevant Laws and Special Provisions

The Merger Agreement became effective upon the execution of both parties but may be terminated upon the conclusive rejection of a governmental approval, permit, report or acceptance required in connection with the Merger that has a material effect on the operations of the merging parties.

Specifically, in order to proceed with the Merger under the Act on the Structural Improvement of the Financial Industry, prior approval from the Financial Services Commission (the “FSC”) must be obtained as set forth in Article 4(1) of such Act, and the Merger Agreement may be terminated if it is evident that such Merger Approval would not be obtained within six months after the date of the Merger Agreement. The Bank and the Company plan to apply for the Merger Approval from the FSC.

In addition, as the major shareholder of each of Woori Card and Woori Investment Bank will change to the Bank, approval for such change in major shareholder will be applied for (pursuant to Article 6(3) of the Credit Finance Business Act and Article 6-3(5) of its Enforcement Decree, for Woori Card, and Article 350 and Article 23(1) of the Financial Investment Services and Capital Markets Act (the “FISCMA”) and Article 26(1), Table 4 of its Enforcement Decree, for Woori Investment Bank).

The Merger is eligible for the special application of simplified merger procedures pursuant to the Act on Structural Improvement of the Financial Industry, and certain procedures have been accelerated compared to the general merger procedures pursuant to the KCC, as specified below.

Item	KCC	Act on the Structural Improvement of the Financial Industry
Procedures for protection of creditors

[Article 527-5(1)]

Within two weeks of the adoption of a resolution for approval at a general meeting of shareholders, a company shall give its creditors public notice that objection, if any, against the merger should be raised within a period of no less than one month and shall give peremptory notice to respective creditors known to the company.

[Article 5(3)]

A financial institution may publish its request to creditors to raise an objection to such merger resolution, setting a period of not less than ten days in two or more daily newspapers, and in such cases peremptory notices to individual creditors may be omitted.

Notice and period of public announcement of convening shareholders’ meeting

[Article 363(1)]

When a company convenes a general meeting of shareholders, it shall give written notice, or notice in electronic form to each shareholder after obtaining the consent of each shareholder, at least two weeks prior to the date set for such general meeting.

[Article 5(4)]

When a financial institution convenes a general meeting of shareholders for a resolution of merger, it may send a notice in writing to each shareholder seven days prior to the date of such general meeting of shareholders. In such cases, it shall give public of its intent to convene a general meeting of shareholders and the objectives of the meeting in two or more daily newspapers prior to the date of sending a written notice.

Closure of shareholder register and record date	[Article 354(4)] If a company has determined the period for closure of the register of shareholders or the record date, it shall give public notice two weeks prior to such period or date.

[Article 5(6)]

If a financial institution closes its shareholder register or sets the record date for a resolution of merger, it may give public notice seven days prior to the closing date or the record date. In such cases, it shall give public notice in two or more daily newspapers.

Period for submission of old share certificates in case of share consolidation for merger

[Article 530(3) and Article 440]

If shares are to be consolidated, a company shall determine a period of not less than one month and shall give public notice that share certificates must be submitted to the company within such period and shall separately give notice to each shareholder and the pledgees recorded in the register of shareholders.

[Article 5(7) and Article 12(6)]

A dissolving financial institution in a merger shall determine a period of not less than five days and announce that stock certificates should be submitted during such period. In such cases, individual notices to shareholders may be replaced by public notice in two or more daily newspapers.

Item	KCC	Act on the Structural Improvement of the Financial Industry
Appraisal rights of shareholders dissenting from merger

[Article 522-3(1)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within twenty days after the general meeting adopts such resolution.

[Article 5(8) and Article 12(7)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within ten days after the public notice of such resolution in daily newspapers.

In addition, certain parts of the Securities Registration Statement may be revised during the public disclosure evaluation process, and if any material content closely related to the investment decision-making process is revised, the schedule may also be revised.

The non-surviving entity, the Company, has registered common shares listed on the KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”) and American Depositary Shares (securities with the right to be exchanged into a number of common shares) listed on the New York Stock Exchange (the “NYSE”). After the Merger, the surviving entity, the Bank, is expected to be newly listed on the KRX KOSPI Market, and the procedures for the Bank to succeed to the Company’s listing on the NYSE are expected to be conducted in accordance with the local merger procedures and schedule. The English translation of the Report of Material Event relating to the Merger was publicly disclosed through the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2014, and the English translation of the prospectus is expected to be publicly disclosed through the SEC and distributed to U.S. shareholders upon effectiveness of this Securities Registration Statement. As of the date of submission of this Securities Registration Statement, there are no known approvals or permits required by the SEC or the NYSE in connection with the Merger.

II.	CALCULATION OF THE MERGER CONSIDERATION

1.	Merger Consideration and Merger Ratio

(Unit: KRW)

Item	Bank	Company
Reference share price	—	12,656
Discount or markup ratio	—	—
Average of the asset and profit values	17,076	—
- Asset value	23,924	17,076
- Profit value	12,511	—
Merger consideration / share	17,076	17,076
Merger Ratio	1	1.0000000
- Relative value	—	—

1.	The reference share price of the Company, as a listed corporation, was calculated in accordance with Article 176-5 of the Enforcement Decree of the FISCMA.

2.	The average of the asset and profit values was calculated using the weighted average of the asset value and the profit value weighted by a factor of 1 and 1.5 respectively, in accordance with Articles 4 to 6 of the Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

3.	In calculating the Merger Ratio, the reference share price is generally used as the merger consideration with respect to a listed corporation, except that the asset value may be used in cases where the reference share price is lower than the asset value. As the Company’s reference share price is lower than its asset value, and considering the current market conditions of financial holding companies where share prices are relatively low compared to net asset values, the asset value was used as the merger consideration with respect to the Company. In addition, as the Bank is an unlisted corporation, the reference share price of the Bank was not calculated

2.	Overview of the External Appraisal Organization

Name of External Appraisal Organization:	Samil PricewaterhouseCoopers
Representative Director:	Kyung-Tae Ahn
Main Office Address:	92, Hangang-daero, Yongsan-gu, Seoul
Responsible Appraiser:	(Title) Executive Director (Name) Dae-Jun Park
Appraisal Team Members:	Responsible appraiser and 12 other certified public accountants

3.	Summary of Appraisal

A.	Date of Appraisal Agreement: July 1, 2014

B.	Appraisal Period: July 1, 2014 ~ July 28, 2014

C.	Independence of the Appraisal Organization

-	Samil PricewaterhouseCoopers does not have a special relationship with the Bank or the Company as defined in Article 165-4 of the FISCMA, Article 176-5(8) of the Enforcement Decree of the FISCMA or Article 5-14 of the Regulation on Securities Issuance and Disclosure. It is also not subject to any restrictions on performing appraisals or other functions under Article 21 or Article 33 of the Certified Public Accountant Act.

4.	Appraisal Opinion of External Appraisal Organization

To:	Woori Bank and Woori Finance Holdings Co., Ltd.

Re:	Opinion regarding the reasonableness of the Merger Ratio with respect to the Merger between Woori Bank and Woori Finance Holdings Co., Ltd.

We have performed the review on the merger ratio (the “Merger Ratio”) agreed upon by the merging parties as of the date of this Opinion with respect to the merger (the “Merger”) between the unlisted corporation Woori Bank (the “Surviving Party”) and the KRX KOSPI Market-listed corporation Woori Finance Holdings Co., Ltd. (the “Non-Surviving Party”). This Opinion has been prepared as an exhibit to the registration statement relating to the Merger to be submitted by the Surviving Party in accordance with the Financial Investment Services and Capital Markets Act applicable in Korea (the “FISCMA”). Therefore, the results of our review relating to the reasonableness of the Merger Ratio may not be used other than for purposes expressly set forth in this Report. In conducting our services, we reviewed the reasonableness of the Merger Ratio based on the relevant laws and regulations described below.

We reviewed whether the Merger Ratio proposed by the Surviving Party was calculated in accordance with the method of calculation of merger consideration set forth in Article 176-5 of the Enforcement Decree of the FISCMA and Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules. For such purposes, we reviewed the Surviving Party’s audited stand-alone financial statements as of December 31, 2013 in accordance with the Korean International Financial Reporting Standards, the Surviving Party’s projected stand-alone financial statements as of December 31, 2014 and 2015, the share prices of companies of the same subclass as the Surviving Party according to the Korea Exchange’s industry classification system, the Non-Surviving Party’s reviewed stand-alone financial statements as of May 1, 2014 (due to the spin-off of Kyongnam Bank and Kwangju Bank from the Non-Surviving Party on May 1, 2014, the Non-Surviving Party’s reviewed stand-alone financial statements in accordance with the review standards of financial statements established by the Korean Institute of Certified Public Accountants were used in lieu of the statement of financial position of the fiscal year immediately prior to the year of the date of submission of the Report of Material Event), information regarding the Non-Surviving Party’s share price, etc.

In addition, in conducting our review, we have complied with the “Guidelines for External Appraisal Procedures (June 2009)” of the Financial Supervisory Service and the “Performance Standards for Valuation Services (August 2008)” of the Korean Institute of Certified Public Accountants.

The value per share of each of the Surviving Party and the Non-Surviving Party, on which the Merger Ratio is based, is estimated to be KRW 17,076 (par value KRW 5,000), and we conclude the Merger Ratio of 1 : 1 agreed to by the merging parties falls within reasonable range. By nature, valuation work cannot be regarded as an exact science and the conclusions arrived at in many cases will of necessity be subjective and dependent on the exercise of individual judgment. There is, therefore, no indisputable single value and we normally express our valuation opinions as falling within expected ranges and others might wish to argue for a different value.

We did not find any reason to believe that such Merger Ratio was not calculated in accordance with the method of calculation of merger consideration set forth in Article 176-5 of the Enforcement Decree of the FISCMA and Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules in any material respect.

The scope of our duties and limit of our review are as follows.

We do not state an audit opinion with respect to the contents of this Opinion, as the procedures set forth in this Opinion are not audit procedures in accordance with general accounting and audit standards, and we do not provide any form of guarantee relating to the financial condition and/or management results of the merging parties. If additional audit procedures in accordance with accounting and audit standards had been performed, additional issues or changes or other exceptions may have been discovered.

Our review was based on the value of the Surviving Party’s net assets as set forth in its audited stand-alone financial statements as of December 31, 2013 in accordance with the Korean International Financial Reporting Standards and the value of the Non-Surviving Party’s net assets as set forth in its reviewed stand-alone financial statements as of May 1, 2014 in accordance with the standards for review of financial statements established by the Korean Institute of Certified Public Accountants. In addition, we used the projected stand-alone financial statements as of December 31, 2014 and 2015 which were provided to us by the Surviving Party for the review under the income approach of the Surviving Party as of the date of this Opinion. However, such projected financial statements were solely prepared by the Surviving Party based on its business plans which reflect operational environment and related assumptions. Accordingly, there will usually be differences between predicted and actual results, and those differences may be material. Thus, we assume no responsibility and make no representations with respect to the accuracy or completeness of any information provided to us, except where otherwise stated herein, and no assurance is given.

Estimates for projected periods may be materially affected by changes in various factors, such as management strategies of the Surviving Party’s management or changes to the business plan, and we do not guarantee or confirm that the estimates in this Opinion will be identical or similar to the actual future results and thus, we take no responsibility for the achievement of predicted results. Therefore, the users of this Report must make their own decisions for the achievement and sustainability of the projected results which were provided to us by the Surviving Party. Under the method of calculation of merger consideration set forth in Article 176-5 of the Enforcement Decree of the FISCMA and Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules may differ from typical income approach valuation. In addition, the results of the review of the Merger Ratio may materially differ from this Opinion if a different method of valuation or assumptions are used.

Discrepancies between totals and sums of amounts due to rounding of various ratios in the calculation of annual estimates and capitalization rates should be disregarded.

This Opinion is effective as of its date of submission (i.e., July 28, 2014). Therefore, certain subsequent events or circumstances that may have a material effect on the valuation review results may have occurred between the date of this Opinion and the time this Opinion is read, and in such case, results different from the content of this Opinion may occur. We have no obligation to revise this Opinion with information known to us after the submission of this Opinion.

Readers of this Opinion must take into account the scope and limits of our duties as stated herein as well as the assumptions made in our review and the possibility of variation due to change in the circumstances of such assumptions. This Report has been prepared for internal review purpose for the merging parties and we are solely responsible to the merging parties only. We accept no duty of care to any third party in connection with the provision of this Report and/or any related information or explanation. Thus, unless the readers of the Report agree to these terms, the users of the Report cannot claim any responsibility to us. We accept no liability of any kind to any third party and disclaim all responsibility for the consequences of any third party acting or refraining to act in reliance on the Report.

Independence of the Appraisal Organization: Samil PricewaterhouseCoopers does not have a special relationship with Woori Bank or Woori Finance Holdings Co., Ltd. as defined in Article 165-4 of the FISCMA, Article 176-5 of the Enforcement Decree of the FISCMA or Article 5-14 of the Regulation on Securities Issuance and Disclosure. It is also not subject to any restrictions on performing valuations or other functions under Article 21 or Article 33 of the Certified Public Accountant Act.

Date of Valuation Agreement: July 1, 2014

Valuation Period: July 1, 2014 ~ July 28, 2014

Name of External Appraisal Organization: Samil PricewaterhouseCoopers

Representative Director: Kyung-Tae Ahn

Main Office Address: 92, Hangang-daero, Yongsan-gu, Seoul

Responsible Valuation Partner: (Title) Executive Director (Name) Dae-Joon Park (Phone Number) 02-709-8938

III.	PROCEDURES RELATING TO THE MERGER

1.	Allotment of New Shares

A.	Allotment of New Shares

The Merger Ratio will be 1:1.0000000 (for a detailed explanation of the Merger Ratio, please see “II. Calculation of the Merger Consideration”), where the shareholders of the non-surviving entity, the Company, will be allotted one share of the Bank for each share of the Company they hold.

-	Persons entitled to receive allotment: Shareholders of the Company registered in its shareholder register as of the date of the Merger.

-	Allotment date: November 1, 2014 (i.e., the date of the Merger).

-	Commencement date for calculation of dividends for new shares: January 1, 2014.

B.	Disposal of Fractional Shares

As the Merger Ratio is 1:1, there is no possibility that fractional shares will result from the allotment of new shares in the Merger.

C.	Issues Relating to the Listing of New Shares

The surviving entity of the Merger, the Bank, is an unlisted corporation as of the date of submission of this Securities Registration Statement and plans to become newly listed after the Merger. In connection with such listing, the Bank submitted an application for preliminary examination approval on July 28, 2014 and received preliminary examination approval for listing from the Korea Exchange on August 26, 2014.

-	Expected listing date of new shares: November 19, 2014.

2.	Payment of Additional Consideration

There will be no additional consideration paid as a result of the Merger.

3.	Compensation for Specific Shareholders

There will be no compensation for specific shareholders relating to the Merger.

4.	Costs Relating to the Merger

Taxes relating to the Merger will be borne by the party on which such taxes are levied, and legal and accounting costs, costs relating to the dissolution of the Company and all other costs relating to the Merger will be borne as agreed upon between the Company and the Bank. However, in the event that the Merger Agreement is terminated or ceases to be effective, each party will be responsible for its own expenses actually incurred with respect to the Merger (including external advisors’ fees) absent a separate agreement between the parties.

(Unit: KRW 100 millions)

Classification	Amount	Basis of Calculation
Advisory fees	18	Maximum legal and accounting, financial advisory fees, etc. (comprehensively calculated by including all current and future Merger procedures)

Listing fees	0.41598

-        KRW 11,548,129,463,196 (total offering amount)

In excess of the standard new listing total of KRW 5,000,000,000,000 (Table 10, Enforcement Rules of the KRX KOSPI Market Listing Regulations):

-        KRW 28,500,000 + (KRW 2,000 for every KRW 1,000,000,000 over KRW 5,000,000,000,000)

Other costs	3	Announcement fees, prospectus production and delivery fees, registration fee and all taxes, delivery fees for the dispatch of the notice of the allotment to the shareholders, etc.

Total	21.41598

*	Costs relating to the Merger above are subject to change during the negotiation process.

5.	Current Ownership Status and Disposal Plan of Treasury Shares

As of the date of submission of the Report of Material Event (Merger), the non-surviving entity, the Company, owned 29,157 common shares as treasury shares, and new shares issued by the surviving entity will be allotted and delivered with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger) in accordance with the Merger Ratio.

6.	Transfer of Employment Agreements

The surviving entity, the Bank, will succeed to all employment and legal relationships (including employment rules, employment agreements and severance pay obligations) relating to the employees employed by the non-surviving entity, the Company, as of the date of the Merger.

7.	Losses of Holders of Class Shares

Not applicable

8.	Procedures for Creditor Protection

a.	Pursuant to Article 5(3) of the Act on the Structural Improvement of the Financial Industry and Article 232(2) and Article 527-5 of the KCC, a creditor who fails to file an objection within the objection period will be deemed to have approved of the merger, and the surviving entity will succeed to all the rights and legal obligations of the non-surviving entity with respect to such creditor.

b.	Any creditor filing an objection pursuant to Article 232(3) of the KCC must be repaid or provided with an equivalent amount of security or a trust company must be entrusted with assets of an equivalent value for the purpose of repaying such creditor.

c.	Any objection filed by a bondholder pursuant to Article 439(3) and Article 530(2) of the KCC must be subject to a resolution passed at a meeting of the bondholders, and in such case, a court may extend the period to file objections for such bondholders upon the request of any interested party.

d.	Public notice of creditor objection filing right: October 11, 2014.

e.	Credit objection period: October 11, 2014 ~ October 21, 2014.

f.	Method of public notice: Pursuant to Article 5 and Article 12 of the Act on the Structural Improvement of the Financial Industry, public notice is expected to be published in two or more daily newspapers, along with the agenda items of the general meeting of the shareholders, the method of exercising appraisal rights and submission of old share certificates, etc.

g.	Location for filing objections:

-	Bank: 51, Sogong-ro, Jung-gu, Seoul

-	Company: 20F, Woori Bank Head Office, 51, Sogong-ro, Jung-gu, Seoul

9.	Other Conditions to the Merger

A.	Termination Provisions of the Merger Agreement

(1)	The parties may terminate the Merger Agreement by written agreement at any time before the date of the Merger.

(2)	Upon the occurrence of any of the following events before the date of the Merger, a party may immediately terminate the Merger Agreement by written notice to the other party:

	If, during the period from the date of the Merger Agreement to the date of the Merger, a material adverse change or unforeseeable material defect in the assets, liabilities or management condition of the Bank or the Company as a result of an act of God or other cause has occurred;

‚	If the other party has defaulted on or breached the Merger Agreement and has failed to cure such default or breach within 15 days after receipt of the non-defaulting party’s notice requesting such default or breach to be cured;

ƒ	If, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of the Company;

„	If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the date of the Merger;

…	If it is evident that the merger approval of the Financial Services Commission under the Act on the Structural Improvement of the Financial Industry (the “Merger Approval”) would not be obtained within six months after the date of the Merger Agreement, including where a Merger Approval has not been obtained prior to the date of the Merger despite such Merger Approval having been applied for; or

†	If it becomes impossible to accomplish the Merger due to a change in the relevant laws, etc.

B.	Term of Directors and Audit Committee Members

On the effective date of the Merger, the directors and audit committee members of the Company will resign from their positions, and the Company must complete its payment of their salaries and severance pay in accordance with its internal regulations before the date of the Merger. The Bank will not assume any liability for such compensation for the resigning directors and audit committee members of the Company.

The persons below will become the Bank’s directors and audit committee members simultaneously with the effectiveness of the Merger, and their terms of office will be as stated below. In addition to such persons below, the Bank and the Company may add or change such persons to become directors and or audit committee members as a result of the Merger prior to the public announcement and dispatch of notice for the general meeting of shareholders for approval of the Merger.

[Directors]

Name	Classification	Resident Registration Number	Term of Office
Young-Soo Park	Outside Director	520215-*******	Date of the March 2015 annual meeting of shareholders
Hee-Yul Chai	Outside Director	600123-*******	Date of the March 2015 annual meeting of shareholders
Seong-Yeol Lim	Non-standing Director	630717-*******	Date of the March 2015 annual meeting of shareholders

[Audit Committee Member]

Name	Classification	Resident Registration Number	Term of Office
Young-Soo Park	Outside Director	520215-*******	Date of the March 2015 annual meeting of shareholders

C.	Effectiveness of the Merger Agreement

The Merger Agreement became effective when executed by both the Bank and the Company but shall cease to be effective if approval of the Merger is not obtained at the general meeting of shareholders of the Bank or the Company by the day immediately before the date of the Merger (or, if the date of the Merger is changed, the day immediately before such changed date).

D.	Transfer of Property and Rights and Obligations

The Company will transfer to the Bank, and the Bank will acquire, the Company’s assets, liabilities and rights and obligations in whole based on its balance sheet, income statement and supplementary statements and other supplementary documents. If the date of the Merger changes, the date of such transfer will change accordingly.

E.	Amendment of the Surviving Entity’s Articles of Incorporation

The Bank expects to amend its articles of incorporation at the general meeting of shareholders to be held on October 10, 2014 for the approval of the Merger. Please refer to the attached “Amended Articles of Incorporation of Woori Bank (Proposed)” for the proposed amendments as of the date of submission of this Securities Registration Statement. Please note that such amendments are subject to change by agreement between the parties if necessary by the day before the dispatch of the notice of convening the shareholders’ meeting (i.e., by September 29, 2014).

[Comparison of Articles of Incorporation Before and After Amendment]

Current	Amended	Remarks

Article 5 (Total Number and Class of Authorized Shares)

1.      The total number of shares which the Bank is authorized to issue shall be three billion (3,000,000,000) shares, with a par value per share of five thousand (5,000) won.

Article 5 (Total Number and Classes of Shares to be Issued)

1.      The total number of shares to be issued by the Bank shall be 5,000,000,000 shares, and the par value per share shall be five thousand Korean won (KRW 5,000).

- To secure a sufficient number of shares for listing and issuing new shares

Article 7 (Preemptive Right)

1.      All Shareholders of the Bank shall have the preemptive right to subscribe for any new shares to be issued by the Bank in proportion to their respective shareholdings. The disposition of such shares as resulted from the waiver or forfeit of the preemptive right by any shareholder and any odd-lot shares incurred out of the subscription of new shares shall be determined by the resolution of the board of directors.

Article 7 (Rights to Subscribe for New Shares)

1.      The method of issuance of new shares by the Bank by a resolution of the board of directors shall be as follows:

(1)    By granting existing shareholders an opportunity to subscribe for new shares in proportion to their respective shareholdings;

(2)    By granting certain persons (including shareholders of the Bank), such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, private equity funds and investment-purpose companies, an opportunity to subscribe for new shares, in a manner other than as set forth in subparagraph 1 above, as deemed necessary to achieve the Bank’s management objectives (including, but not limited to, the introduction of new technology, improvement of the financial structure of the Bank or its subsidiaries, etc., funding and strategic business alliance), to the extent not exceeding 50% of the total issued and outstanding shares of the Bank; or

(3)    By granting a large number of unspecified persons the opportunity to subscribe for new shares, in a manner other than as set forth in subparagraph 1 above, to the extent not exceeding 50% of the total issued and outstanding shares of the Bank, and allocating new shares to the persons who so subscribe.

-        Reflected amendments to the FISCMA (Article 165-6) and the standard Articles of Incorporation of listed companies (“Standard Articles of Incorporation”)

-        Reflected substantial modifications to the FISCMA (Article 165-6) and the Standard Articles of Incorporation with respect to matters relating to rights to subscribe for new shares

-        Changed format to reflect that of the Standard Articles of Incorporation to prevent unnecessary issues from arising during the listing examination process

Current	Amended	Remarks

2.      Notwithstanding paragraph 1 above, new shares may be additionally issued to persons other than the shareholders of the Bank by the resolution of the board of directors in any of the following cases:

(1)    (Deleted on April 11, 2000);

(2)    (Deleted on March 26, 2003);

(3)    (Deleted on March 26, 2003);

(4)    (Deleted on March 20, 2002);

(5)    In case the Bank issues new shares pursuant to an issuance of depositary receipts (DR) for its managerial necessities;

(6)    In case the government or KDIC contributes in the Bank;

(7)    In case the Bank issues new shares to foreign investors as described in the Foreign Investment Promotion Act for the purposes of managerial requirements or urgent financing of the Bank; or

(8)    In case the Bank preferentially issues new shares to those who may contribute to the management of the Bank by providing the Bank with funds, credit or new technology.

2.      New shares allocated under subparagraph 3 of paragraph 1 above shall be allocated in accordance with any of the following methods by a resolution of the board of directors:

(1)    Allocating new shares to a large number of unspecified subscribers without categorizing the persons granted the opportunity to subscribe for such new shares;

(2)    Allocating new shares to members of the Employee Stock Ownership Association pursuant to applicable laws and granting a large number of unspecified persons the opportunity to subscribe for new shares, including those remaining unsubscribed;

(3)    Granting existing shareholders the opportunity to preferentially subscribe for new shares and then granting a large number of unspecified persons the opportunity to be allocated the new shares that remain unsubscribed; or

(4)    Granting certain types of persons the opportunity to subscribe for new shares in accordance with reasonable standards set forth in applicable laws, such as demand forecasts prepared by an investment trader or investment broker as an underwriter or arranger.

3.      In case of paragraph 2, the Bank shall give a notice or make a public notice of any of the following subparagraphs to the shareholders at least two (2) weeks prior to the due payment date: (Amended on March 29, 2012)

(1) ~ (5) (Omitted)

3.      In allocating new shares under subparagraph 2 or 3 of paragraph 1 above, the Bank shall send or publish notice to the shareholders of the following matters at least two (2) weeks prior to the payment date for the new shares; provided, however, that a report of material event may be publicly disclosed through the FSC and the Korea Exchange in lieu of such notice.

(1)~(5) (Same as left column)

Current	Amended	Remarks

4.      The total number of shares to be allocated by the Bank as described in paragraph 2 (7) and (8) shall not exceed 50/100 of the total number of outstanding shares of the Bank and the class, number and the issue price of the shares shall be determined by the resolution of the board of directors.

4.      In the event of an issuance of new shares by any of methods set forth in paragraph 1 above, the class and number of shares to be issued and the issue price shall be determined by a resolution of the board of directors.

5.      In the event that the Bank allocates new shares and the allocated new shares are not subscribed for, or the subscription price therefor is not paid, by the specified due date, such unsubscribed or unpaid shares shall be disposed of by a resolution of the board of directors, in accordance with the relevant laws, including taking into account the appropriateness of the issue price.

6.      Fractional shares, if any, resulting from the allocation of new shares shall be disposed of by a resolution of the board of directors.

7.      In the event of allocation of new shares in accordance with subparagraph 1 of paragraph 1 above, the Bank shall issue certificates of warrants to the shareholders.

Article 7-2 <New>

Article 7-2 (Stock Options)

1.      The Bank may, by a special resolution of the general meeting of shareholders, grant to its officers and employees (including the officers and employees of its related companies under Article 30 of the Enforcement Decree of the Commercial Code; the same to apply hereinafter in this Article 7-2) stock options pursuant to the KCC and other applicable laws, to the extent not exceeding 15% of the total number of issued and outstanding shares of the Bank; provided, however, that such stock options may be granted to persons other than directors of the Bank, by a resolution of the board of directors, to the extent not exceeding 1% of the total number of issued and outstanding shares of the Bank, subject to approval by the first general meeting of shareholders held after the date of the grant of such stock options.

-        Prepared basis for granting stock options by reflecting the Standard Articles of Incorporation

-        The current articles of incorporation of the Bank contain no provisions relating to stock options; such provisions are in the Company’s articles of incorporation

Current	Amended	Remarks

2.      The persons who are entitled to receive stock options shall be officers and employees under paragraph 1 above who have contributed, or are capable of contributing, to the establishment, management, technological innovation, etc. of the Bank, except for persons who are ineligible for stock options under the relevant provisions of the KCC.

3.      The exercise price per share for the stock options shall be as set forth in the KCC and other applicable laws, including in the case of adjustment of the exercise price after the grant of the stock options.

4.      The shares (if the difference between the exercise price and the market price for the shares is to be paid in cash or the Bank’s treasury shares, the shares shall mean the shares on which the calculation of such difference is based) to be issued upon the exercise of the stock options shall be registered common shares.

5.      Stock options may be exercised within seven (7) years from the third (3rd) anniversary of the date of the resolution under paragraph 1 above.

6.      The grantee of stock options may exercise the stock options only after being employed by the Bank for two (2) years or longer after date of the resolution under paragraph 1 above; provided, however, that such stock options may be exercised during the exercise period thereof in the event of such grantee’s death or resignation for reasons not attributable to the grantee within two (2) years following the date of the resolution under paragraph 1 above.

7.      The Bank may, by a resolution of the board of directors, cancel stock options granted in any of the following cases:

(1)    When the relevant grantee voluntarily resigns from his or her position at the Bank after being granted the stock options;

Current	Amended	Remarks

(2)    When the relevant grantee inflicts material damage or loss on the Bank intentionally or negligently;

(3)    When the Bank is unable to accept the exercise of stock options due to its bankruptcy, dissolution, etc.; or

(4)    When any other cause arises for cancellation of the stock options pursuant to the stock option agreement.

8.      The Bank may grant stock options conditioned upon the achievement of performance-based results, and any exercise of such stock options may be cancelled or put on hold if the relevant conditions are not achieved.

9.      Article 9 hereof shall apply mutatis mutandis with respect to the distribution of dividends on new shares issued upon the exercise of stock options.

Article 10 (Alteration of Entries)

A shareholder desiring an alteration of entry in the shareholders registry with respect to the shares of the Bank shall submit an application to the Bank in the prescribed form, together with the following documents:

(1)    In case of acquisition by assignment, the applicable share certificate(s); and

(2)    In case of acquisition by inheritance, bequest, execution of judgment, a merger, or by any means other than assignment, a document evidencing the basis for such acquisition and the applicable share certificate(s).

Article 10 (Entries of Alteration in the Registry of Shareholders)

1.      The Bank shall have a transfer agent for its shares.

2.      The transfer agent, its office and the scope of its duties shall be determined by a resolution of the board of directors, and a public notice shall be made in respect thereof.

3.      The Bank’s registry of shareholders or a copy thereof shall be kept at the office of the transfer agent. The Bank shall cause the transfer agent to handle entries of alteration in the registry of shareholders, registration of the creation and cancellation of pledges over shares, indication and cancellation of trust assets, issuance of share certificates, receipt of reports and other matters related to shares.

4.      The relevant procedures for the activities referred to in paragraph 3 above shall be carried out in accordance with the Regulation on the Securities Transfer Agency Business and other regulations applicable to transfer agents.

- Appointed a transfer agent based on the listing regulations of the Korea Exchange - Deleted the current provision that presumes the Bank’s direct involvement in share transfers

Current	Amended	Remarks

Article 11 (Registration of Pledge)

1.      Application for the registration of the creation or transfer of a pledge or indication of trust assets with respect to the shares of the Bank shall be made in the prescribed form, together with the applicable share certificate(s).

2.      The procedure outlined in paragraph 1 above shall also apply in case of an application for cancellation of the registration of the pledge or the indication of trust assets.

Article 11 <Deleted>

Article 12 (Entry into Shareholders Registry)

If the Bank receives an application referred to in Article 10 or Article 11, it shall examine the relevant documents, etc. and upon finding that no irregularities exist therein, it shall make the appropriate entry in the shareholders registry, endorse the back of the share certificate(s), and re-deliver the share certificate(s) to the relevant shareholder.

Article 12 <Deleted>

Article 13 (Fees)

In case of an alteration of entry, registration of the creation or transfer of pledge and cancellation thereof, indication or cancellation of trust assets and re-issuance of share certificates, the fees prescribed by the Bank may be collected.

Article 13 <Deleted>

Article 14 (Reissuance of Share Certificates)

A shareholder desiring reissuance of a share certificate shall submit an application in the form prescribed by the Bank, together with the following documents:

(1)    In case a share certificate is lost, the original or certified copy of the judgment of nullification with respect to the share certificate lost; and

(2)    In case a share certificate is soiled or damaged, the applicable share certificate. However, if the damage or soiling is so extreme that the share certificate is not legible, the provisions of paragraph l above shall apply.

Article 14 <Deleted>

Current	Amended	Remarks
Article 15 (Report of Address, Name and Seal Impression or Signature of Shareholders, etc.	Article 15 (Report of Addresses, Names and Seals or Signatures of Shareholders and Others)	- Changed due to appointment of a transfer agent - Reflects Standard Articles of Incorporation
1. Shareholders, registered pledgees or their legal representatives shall report to the Bank their names, addresses and seal impressions or signatures.	1. Shareholders and registered pledgees shall report their names, addresses and seals or signatures to the transfer agent.

2.      If those who are described in paragraph 1 above reside in a foreign country, they shall designate an agent in Korea and report to the Bank thereon together with an address in Korea where notices are to be given.

2. The persons set forth in paragraph 1 above who reside in a foreign country shall report appointed agents and the addresses in Korea to which notices are to be sent.

3. (Omitted)	3. (Omitted)

4. The Bank shall not be liable for any damage caused by negligence in making the report referred to in paragraphs 1 through 3 above.	<Deleted>

5. If the Bank requires any explanation regarding the authority of a legal representative, the legal representative shall follow the relevant procedure.	<Deleted>

Article 16 (Suspension of Altering Entries in the Shareholders Registry and Record Date)

1.      The Bank shall entitle the shareholders whose names appear in the shareholders registry as of December 31 of each year to exercise respective rights at the ordinary general shareholders’ meeting for the relevant fiscal period and the Bank shall suspend making alteration of entries in the shareholders registry with respect to the rights of shareholders from January 1 of each year to January 31 of the same year.

2.      The Bank may suspend alterations of the shareholders registry or set the record date with respect to the rights of shareholders through a board of directors resolution, for a specified period of time not exceeding three (3) months, when calling an extraordinary general shareholders’ meeting or otherwise necessary. The Bank shall make a public notice thereof two (2) weeks in advance.

Article 16 (Closing of Shareholders’ Registry and Record Date)

1.      The shareholders registered in the shareholders’ registry as of December 31 of each fiscal year shall be entitled to exercise rights as shareholders at the ordinary general meeting of shareholders convened with respect to such fiscal year, and the Bank shall suspend entries of alteration with respect to shareholders’ rights in the shareholders’ registry from January 1 to January 15 of each year.

- Shortened period of closure of share register for ordinary general meeting of shareholders - Increased shareholders’ convenience

Current	Amended	Remarks

Article 18 (Issuance of Convertible Bonds)

1.      The Bank may issue convertible bonds to persons other than Shareholders through the board of directors resolution in the following cases, provided that the aggregate face value of the convertible bonds so issued shall not exceed one trillion (1,000,000,000,000) Korean won:

(1)    Issuance of convertible bonds to foreign investors under the Foreign Investment Promotion Act due to managerial necessities;

(2)    Issuance of convertible bonds to domestic or foreign financial institutions for an urgent procurement of funds; and

(3)    Issuance of convertible bonds overseas for its managerial necessities.

Article 18 (Issuance of Convertible Bonds)

1.      The Bank may, in any of the following cases, issue convertible bonds to persons other than existing shareholders of the Bank, by a resolution of the board of directors, to the extent that the total face value of the convertible bonds does not exceed Korean won 1 trillion:

(1)    When the Bank issues convertible bonds by granting certain persons (including shareholders of the Bank), such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, private equity funds and investment-purpose companies, an opportunity to subscribe for such convertible bonds, as deemed necessary to achieve the Bank’s management objectives (including, but not limited to, the introduction of new technology, improvement of the financial structure of the Bank or its subsidiaries, etc., funding and strategic business alliance); or

(2)    When the Bank issues convertible bonds by granting a large number of unspecified persons (including shareholders of the Bank) the opportunity to subscribe for such convertible bonds and allocating the convertible bonds to such subscribers.

- Applied amended regulations of the FISCMA (Article 165-10) regarding the issuance of new shares - Reflected Standard Articles of Incorporation

2.      The board of directors may determine that the convertible bonds referred to in paragraph 1 above may be issued on the condition that conversion rights will be attached to only a portion of the convertible bonds.

2.      Bonds allocated under subparagraph 2 of paragraph 1 above shall be allocated in accordance with any of the following methods by a resolution of the board of directors:

(1)    Allocating convertible bonds to a large number of unspecified subscribers without categorizing the persons granted the opportunity to subscribe for such convertible bonds;

Current	Amended	Remarks

(2)    Granting the existing shareholders the opportunity to preferentially subscribe for convertible bonds and then granting a large number of unspecified persons the opportunity to be allocated the convertible bonds remaining unsubscribed; or

(3)    Granting certain types of persons the opportunity to subscribe for convertible bonds in accordance with reasonable standards set forth in applicable laws, such as demand forecasts prepared by an investment trader or investment broker as underwriter or arranger.

-        Although based on the Regulation on Public Disclosure of Issuance (Article 5-21), conversion rights should be issued so that the conversion may only occur after one year from the issue date, it is possible to issue such rights permitting conversion after one month if through a public offering

3.      The shares to be issued upon conversion shall be common share or preferred share and the conversion price shall be determined by the board of directors at the time of the issuance of the convertible bonds, but in any event, not less than the face value of the shares.

3.      The board of directors may cause the convertible bonds referred to in paragraph 1 above to be issued on the condition that conversion rights will be attached to only a portion of such convertible bonds.

4.      The period in which the conversion right may be exercised shall commence on the date when one (1) month have elapsed from the date of the issuance of the convertible bonds or when restricted by applicable laws and regulations, on the date when such restriction is lifted and end on the date immediately preceding the maturity date thereof; provided, however, that the exercise period for such convertible bonds may be adjusted by the resolution of the board of directors at the issuance of the convertible bonds within the above period.

4.      The shares to be issued upon conversion shall be common shares or class shares, and the conversion price, which shall be equal to or greater than the face value of the shares, shall be determined by the board of directors at the time of issuance of the convertible bonds.

5. The provisions of Article 9 hereof shall apply mutatis mutandis as to the payment of dividends on shares issued upon conversion of the convertible bonds and the interests thereof.

5.      The conversion period shall commence on (i) the date that is one (1) month after the issuance date of the convertible bonds or (ii) the date on which the restrictions under applicable laws, etc., if any, are removed, and end on the day immediately preceding the redemption date thereof. However, the conversion period may be adjusted within the above period by a resolution of the board of directors at the time of issuance of the convertible bonds.

Current	Amended	Remarks
6. Article 9 hereof shall apply mutatis mutandis with respect to the distribution of dividends on new shares issued upon conversion and any payment of accrued interest on the convertible bonds.

Article 18-2 (Issuance of Bonds with Warrants)

1.      The Bank may issue bonds with warrants to persons other than Shareholders in the following cases, through a board of directors’ resolution, provided that the aggregate face value of the bonds with warrants so issued shall not exceed one trillion (1,000,000,000,000) Korean won.

(1)    Issuance of convertible bonds to foreign investors under the Foreign Investment Promotion Act due to managerial necessities;

(2)    Issuance of convertible bonds to domestic or foreign financial institutions for an urgent procurement of funds; and

(3)    Issuance of convertible bonds overseas for its managerial necessities.

Article 18-2 (Issuance of Bonds with Warrants)

1.      The Bank may, in any of the following cases, issue bonds with warrants to persons other than existing shareholders of the Bank), by a resolution of the board of directors, to the extent that the total face value of the bonds with warrants does not exceed 1 trillion Korean won;

(1)    When the Bank issues bonds with warrants by granting certain persons (including shareholders of the Bank, such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, private equity funds and investment-purpose companies, an opportunity to subscribe for such bonds with warrants, as deemed necessary to achieve the Bank’s management objectives (including, but not limited to, the introduction of new technology, improvement of the financial structure of the Bank or its subsidiaries, etc., funding and strategic business alliance); or

(2)    When the Bank issues bonds with warrants by granting a large number of unspecified persons (including shareholders of the Bank) the opportunity to subscribe for such bonds with warrants and allocating the bonds with warrants to such subscribers.

- Reflected amendments to the FISCMA (Article 165-10)

2.      The issue price of new shares which may be subscribed by holders of the bonds with warrants shall be determined by the board of directors; provided, however, that the aggregate amount of such issue price shall not exceed the aggregate face value of the bonds with warrants.

2.      Bonds allocated under subparagraph 2 of paragraph 1 above shall be allocated in accordance with any of the following methods by a resolution of the board of directors:

(1)    Allocating bonds with warrants to a large number of unspecified subscribers without categorizing the persons granted the opportunity to subscribe for such bonds with warrants;

Current	Amended	Remarks

(2)    Granting the existing shareholders an opportunity to preferentially subscribe for bonds with warrants and then granting a large number of unspecified persons the opportunity to be allocated such bonds with warrants remaining unsubscribed; or

(3)    Granting certain types of persons an opportunity to subscribe for bonds with warrants in accordance with reasonable standards set forth in applicable laws, such as demand forecasts prepared by an investment trader or investment broker as underwriter or arranger.

3.      The shares to be issued upon exercise of warrants shall be common share or class share and the issue price shall be determined by the board of directors at the time of the issuance of the relevant bonds with warrants, but in any event, not less than the face value of the shares.

3.      The issue price of the new shares which may be subscribed by holders of the bonds with warrants shall be determined by the board of directors; provided, however, that the aggregate amount of such issue price shall not exceed the aggregate face value of the bonds with warrants.

4.      The period in which the warrant may be exercised shall commence on the date when one (1) month have elapsed from the date of the issuance of the bonds with warrants or when restricted by applicable laws and regulations, on the date when such restriction is lifted and end on the date immediately preceding the maturity date thereof; provided, however, that the exercise period for such bonds with warrants may be adjusted by the resolution of the board of directors within the above period.

4.      The shares to be issued upon exercise of warrants shall be common shares or class shares, and the issue price, which shall be equal to or greater than the face value of the shares, shall be determined by the board of directors at the time of issuance of the bonds with warrants.

Current	Amended	Remarks
5. The provisions of Article 9 hereof shall apply mutatis mutandis as to the payment of dividends on shares issued upon exercise of warrants and the interest thereof.

5.      The period during which the warrants may be exercised shall commence on (i) the date that is one (1) month after the issuance date of the bonds with warrants or (ii) the date on which the restrictions under applicable laws, etc., if any, are removed, and end on the day immediately preceding the redemption date thereof. However, the exercise period may be adjusted within the above period by a resolution of the board of directors at the time of issuance of the bonds with warrants.

6.      Article 9 hereof shall apply mutatis mutandis with respect to the distribution of dividends on the shares issued upon exercise of the warrants and any payment of accrued interest on the bonds with warrants.

Article 18-3 (Issuance of Capital Securities with principal write-down)	Article 18-3 (Issuance of Amortization-Type Contingent Capital Securities)	- Reflected Standard Articles of Incorporation - Added that alleviation is available as well as exemption
1. The Bank may issue capital securities with principal write-down upon the occurrence of a trigger event, through a board of directors’ resolution.

1.      The Bank may, by a resolution of the board of directors, issue securities with the condition that the Bank shall be alleviated or exempted from the obligation to redeem such securities and pay interest thereon upon the occurrence of certain events predetermined by a resolution of the board of directors according to objective and reasonable standards at the time of issuance of such securities (such securities, “amortization-type contingent capital securities”).

2. (Omitted) 3. The principal and interest payments are exempt upon the occurrence of the following trigger event. (1) (Omitted) (2) (Omitted)

2.      (Omitted)

3.      The Bank shall be alleviated or exempted from the obligation to redeem the amortization-type contingent capital securities issued by it and pay interest thereon (such alleviation or exemption, “Debt Adjustment”), in any of the following cases. The board of directors may determine the conditions to be changed by such Debt Adjustment at the time of issuance of the amortization-type contingent capital securities:

(1)    (Omitted)

(2)    (Omitted)

Current	Amended	Remarks
Article 19 (Application of Provisions) Articles 10 through 15 hereof shall apply mutatis mutandis to the issuance of bonds.	Article 19 (Applicable Provisions for the Issuance of Bonds) Articles 10 and 15 hereof shall apply mutatis mutandis with respect to the issuance of bonds.

Article 21 (Notice of Convening a Meeting and Public Notice)

When a general shareholders’ meeting is to be called, a written notice or electronic mail notice stating the date, place of the meeting, and the purpose for which the meeting has been called shall be sent to each of the shareholders two (2) weeks prior to the date of the meeting.

Article 21 (Notice of Convening a Meeting and Public Notice)

1.      In convening any general meeting of shareholders, a written or electronic notice stating the date, place and purpose of the meeting and the management reference matters as set forth in Article 542-4(3) of the KCC shall be dispatched to the shareholders at least two (2) weeks prior to the date set for such meeting.

2.      A convening notice of the general meeting of shareholders to shareholders holding shares one-hundredth (1/100) or less of the total number of voting shares of the Bank may be deemed to be made under paragraph (1) above by (i) publishing two (2) or more public notices in each of two (2) or more daily newspapers set forth in the proviso of Article 4(1) above, or (ii) posting a public notice on the Data Analysis, Retrieval and Transfer System operated by the FSS or the Korea Exchange.

3.      The management reference matters under paragraph 1 above may be posted and kept in the manner set forth in the KCC in lieu of such notice or public notice.

- Reflected special provisions for listed companies regarding the convocation of the general meeting of shareholders (KCC Article 542-4) and the Company’s articles of incorporation

Article 25 (Proxy Voting)

1.      Any Shareholder or legal representative may exercise such shareholder’s voting right by proxy.

2.      The proxy referred to in paragraph 1 above shall submit a document evidencing the authority to act as a proxy (power of attorney) no later than the beginning of each General Shareholders’ Meeting.

Article 25 (Voting by Proxy)

1.      A shareholder may exercise such shareholder’s voting rights through a proxy.

2.      A proxy holder under paragraph 1 above shall file with the Bank documents (power of attorney) evidencing the authority to act as a proxy prior to the commencement of the general meeting of shareholders.

- Deleted limitation on agent’s qualifications - Reflected Standard Articles of Incorporation

Current	Amended	Remarks
Article 25-3 <New>

Article 25-3 (Split Voting)

1.      Any shareholder holding two (2) or more votes who wishes to split such shareholder’s votes shall notify the Bank, in writing or by electronic document, of such intent and the reasons therefor no later than three (3) days prior to the date set for the general meeting of shareholders.

2.      The Bank may refuse to allow a shareholder to split such shareholder’s votes, unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of another person.

- Added provision on split voting - Reflected Standard Articles of Incorporation

Article 26 (Method of Resolution of the General Shareholders’ Meeting)

Except as otherwise provided by any applicable laws and regulations, all resolutions of the general shareholders’ meeting shall be adopted by an affirmative vote of a majority of the voting rights of the Shareholders present at the general shareholders’ meeting and, at the same time, one-fourth (1/4) or more of the total number of all issued and outstanding shares of the Bank.

Article 26 (Method of Resolution)

1.      Except as otherwise provided in the applicable laws and regulations, all resolutions of the general meeting of shareholders shall be adopted by the affirmative vote of a majority of the shareholders present, provided that such votes represent not less than one-fourth (1/4) of the total number of issued and outstanding shares of the Bank.

2.      The number of voting rights exercised under Article 25-2 hereof shall be included in the number of voting rights of the shareholders present at the general meeting of shareholders.

- Added paragraph 2, which reflects Article 27-2 of the Company’s articles of incorporation

Article 30 (Recommendation)

Matters relating to recommendation of candidates for the position of outside director shall be determined by the board of directors. However, if relevant laws and regulations, including the Banking Act, provide otherwise, the procedures of such relevant laws or regulations regarding the candidacy of outside directors shall be followed instead.

Article 30 (Recommendation of Candidates for Director)

1.      Matters regarding the recommendation of candidates for standing directors shall be determined by the board of directors.

2.      Candidates for outside directors shall be recommended by the committee for recommending outside directors candidates provided for under the Banking Act.

3.      Candidates for audit committee members shall be recommended by committee for recommending audit committee member candidates consisting of all of the outside directors. In such case, resolutions of the committee for recommending audit committee member candidates shall be adopted by the affirmative vote of 2/3 or more of the outside directors in office.

- Reflected requirements on recommendation of outside directors and audit committee members under the Banking Act (Article 22) and special provisions for listed companies under the KCC (Article 542-8)

Current	Amended	Remarks

Article 34 (Appointment of the President & Chief Executive Officer of the Bank, etc.)

1.      (Omitted)

2.      (Omitted)

3.      The chairmen and the members of the committees specified in Article 39 paragraph 1 hereof shall be elected by the board of directors. Provided, however, that the members of the audit committee who are outside directors shall be elected at the general shareholders’ meeting upon recommendation of the committee for recommending audit committee member candidates, and the chairman of the audit committee shall be elected by a resolution of the audit committee. (Amended on March 24, 2011)

Article 34 (Appointment of the President, Etc.)

1.      (Omitted)

2.      (Omitted)

3.      The chairmen and members of the committees set forth in Article 39(1) hereof shall be appointed by the board of directors; provided that the chairman of the audit committee shall be appointed by a resolution of the audit committee.

- Deleted overlap with Article 30-2

Article 36 (Adoption of Resolution and Minutes of Meeting of the Board of Directors)	Article 36 (Method of Resolution and Minutes of Meetings of the Board of Directors)	- Amended error

1~3 (Omitted)	1~3 (Same as left column)

4.      The minutes of the board of directors’ meeting shall record the agenda, procedures and results of the meeting, and the names of persons opposed to the resolution and the reasons for their opposition, and shall bear the seal impressions or signatures of the directors present at the meeting.

4.      The agenda, proceedings and results of a board of directors’ meeting and the dissenting directors, if any, and such shareholder’s reasons for dissenting shall be recorded in the minutes, which shall be affixed with the names and seal impressions or signatures of the directors present thereat.

Article 39 (Committees) 1. The Bank may establish the audit committee, and any of the following Committees within the board of directors: (Amended on March 25, 2010)	Article 39 (Committees of the Board of Directors) 1. The Bank shall have an audit committee within the board of directors and may have the following committees within the board of directors:	- Added specific committees required by the law

(1)~(3) (Omitted)	(1)~(3) (Same as left column)

(4) Other special committees set up by the board of directors	(4) Committee for recommending outside directors candidates; (5) Committee for recommending audit committee member candidates; and (6) Other special committees as determined by the board of directors.

Current	Amended	Remarks
Article 41-2 <New>

Article 41-2 (Limitation of Liability of Directors)

1.      The Bank may, by a resolution of the general shareholders’ meeting, exempt the liabilities of a Director under Article 399 of the KCC with respect to the portion of such liabilities that exceeds six times (or three times in case of an outside director) the amount of his or her salary (including his or her bonus or profits from the exercise of stock options) received by such director for the one-year period immediately preceding the date of the applicable act by such director.

2.      paragraph (1) above shall not apply with respect to a director who causes losses through willful misconduct or gross negligence or falls under Article 397, 397-2 or 398 of the KCC.

- Added to reflect Article 400-2 of the KCC and Article 43-2 of the Company’s articles of incorporation

Article 42 (Organization of Audit Committee)	Article 42 (Composition of Audit Committee)	- Distinguished restrictions on voting rights of audit committee members who are outside directors and who are not outside directors in accordance with Articles 542-12(3) and 542-12(4) of the KCC
1~4 (Omitted)	1~4 (Same as left column)

5.      The members of the audit committee who are outside directors shall be elected at the general shareholders’ meeting and in the election of such members, shareholders who hold stock excess 3/100 of the total number of voting stock may not exercise their voting rights on stock in excess of the limit. (Enacted on March 24, 2011)

5.      The members of the audit committee shall be elected by a resolution of the general shareholders’ meeting. In electing Audit Committee members who are outside directors, any shareholder who holds voting shares exceeding three-one hundredth (3/100) of the total voting shares of the Bank may not exercise such shareholder’s voting rights with respect to such excess shares. In electing audit committee members who are not outside directors, the same shall apply, except that, for purposes of the calculation of the number of held shares, the shares with voting rights held by the largest shareholder exercising such voting rights and such shareholder’s specially related persons, the shares held by a person on account of such largest shareholder and such shareholder’s specially related persons, and the shares with voting rights that have been delegated to such largest shareholder or such shareholder’s specially related persons shall be deemed to be held by such largest shareholder.

Current	Amended	Remarks

Article 42-2 (Qualification of Members of audit committee)

Members of the audit committee shall be a person who falls under any of the following subparagraphs, and at least one person of the members shall be a person who is professional in accounting and financing as set forth in the relevant laws and regulations such as the Banking Act. (Amended on March 24, 2011; March 29, 2012)

(1)~(5) (Omitted)

Article 42-2 (Qualifications of Audit Committee Members)

1.      An Audit Committee member shall be a person who has any of the following qualifications, and one of the members shall be an accounting or financial expert as set forth the Banking Act and other relevant laws:

(1)~(5) (Same as left column)

2.      In cases where the composition of audit committee fails to meet the requirements set forth in the foregoing paragraph and Article 42(2) hereof due to any cause such as the resignation or death of any member, the Bank shall ensure that the requirements are met at the first ordinary general shareholders’ meeting convened after the occurrence of such cause.

- Reflected Banking Act (Article 23-2(4))

Article 45 (Duties of Audit Committee) 1~8 (Omitted)	Article 45 (Duties of the Audit Committee) 1~8 (Same as left column) 9. The audit committee may, at the expense of the Bank, seek the assistance of experts.	- Specified right of audit committee to receive expert’s assistance

Article 48-2 (Appointment of External Auditor)

An external auditor of the Bank shall be appointed by approval of the audit committee pursuant to the Act on External Audit of Stock Companies, and the appointment of the external auditor shall be reported to the first general shareholders’ meeting that follows the occurrence of such cause or posted on the Bank’s internet homepage. (Amended on March 29, 2012)

Article 48-2 (Appointment of External Auditors)

The external auditors of the Bank shall be appointed with the approval of the audit committee pursuant to the Act on External Audit of Stock Companies, and such appointment shall be reported to the first ordinary general shareholders’ meeting held after such appointment or shall be notified to the shareholders as of the date of the most recent closing of the registry of shareholders in writing or by electronic document or be publicly disclosed on the website of the Bank.

- Reflected Act on External Audit of Stock Companies (Article 4-3)

Article 51 (Payment of Dividends) Dividends shall be paid to the Shareholders or registered pledgees who have been entered into the Shareholders registry as of the end of each fiscal year.

Article 51 (Dividends to Shareholders)

1.      Dividends may be distributed in cash or stock or other property.

2.      Dividends to shareholders shall be paid to the shareholders or pledgees registered in the Bank’s shareholders’ registry as of the last day of each fiscal year.

- Added basis for distribution of dividends in cash or in-kind - Reflected the Company’s articles of incorporation

Current	Amended	Remarks

3.      If the Bank distributes dividends in other property under paragraph 1 above, the shareholders may request to be paid in cash rather than in such property, and the Bank may pay cash instead of such property to shareholders holding less than a certain number of shares of the Bank.

Addenda <17: October 17, 2014>

Article 1 (Effective Date)

These articles of incorporation shall become effective from the date of registration of the merger of Woori Bank and Woori Finance Holdings Co., Ltd.; provided, however, that the provisions hereof that are only applicable with respect to listed companies shall apply from the date on which the Bank is listed on the KRX KOSPI Market.

IV.	OPERATIONS AND ASSETS

Not applicable

V.	MATTERS RELATING TO MAJOR RIGHTS OF THE NEW SHARES

1.	Major Rights of the New Shares Issued for the Merger

A.	Legal Name of the New Shares

-	Name: Woori Bank Registered Common Shares
-	Face Value: KRW 5,000
-	Number of Shares Issued: 676,278,371

B.	Rights of the New Shares

(1)	Rights of the New Shares

The newly issued shares will be registered common shares of the Bank and will not be in violation of the rights of the common shareholders, including those in accordance with the relevant laws and the Bank’s articles of incorporation.

As of the date of submission of this Securities Registration Statement, the rights of the registered common shares pursuant to the Bank’s articles of incorporation are as follows:

Article 5 (Total Number and Class of Authorized Shares)

	The total number of shares which the Bank is authorized to issue shall be three billion (3,000,000,000) shares, with a par value per share of five thousand (5,000) Korean won.

‚	The class of shares to be issued by the Bank shall be common shares and class shares. (Amended on March 29, 2012)

ƒ	The class shares to be issued by the Bank shall be shares with preferred dividend, non-voting shares, convertible shares, redeemable shares and shares with a combination of all or any of the foregoing characteristics. (Enacted on March 29, 2012)

„	The type of share certificate to be issued by the Bank shall be in registered form and be in eight (8) denominations such as denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000), and ten thousand (10,000); provided, however, that share certificates may be split or consolidated at the request of a Shareholder.

Article 7 (Preemptive Right)

	All Shareholders of the Bank shall have the preemptive right to subscribe for any new shares to be issued by the Bank in proportion to their respective shareholdings. The disposition of such shares as resulted from the waiver or forfeit of the preemptive right by any shareholder and any odd-lot shares incurred out of the subscription of new shares shall be determined by the resolution of the board of directors.

‚	Notwithstanding paragraph 1 above, new shares may be additionally issued to persons other than the Shareholders of the Bank by the resolution of the board of directors in any of the following cases:

1.	(Deleted on April 11, 2000);

2.	(Deleted on March 26, 2003);

3.	(Deleted on March 26, 2003);

4.	(Deleted on March 20, 2002);

5.	In case the Bank issues new shares pursuant to an issuance of depositary receipts (DR) for its managerial necessities;

6.	In case the government or Korea Deposit Insurance Corporation contributes in the Bank;

7.	In case the Bank issues new shares to foreign investors as described in the Foreign Investment Promotion Act for the purposes of managerial requirements or urgent financing of the Bank; or

8.	In case the Bank preferentially issues new shares to those who may contribute to the management of the Bank by providing the Bank with funds, credit or new technology.

ƒ	In case of paragraph 2, the Bank shall give a notice or make a public notice of any of the following Subparagraphs to the Shareholders at least two (2) weeks prior to the due payment date: (Amended on March 29, 2012)

1.	Class and number of new shares;

2.	Issue price of new shares and due payment date;

3.	Method of subscription of new shares;

4.	Name of a person who makes an in-kind contribution, class, number and value of the property subject to in-kind contribution and class and number of shares to be granted; and

5.	Other matters set forth by laws and regulations.

„	The total number of shares to be allocated by the Bank as described in paragraph 2 (7) and (8) shall not exceed 50/100 of the total number of outstanding shares of the Bank and the class, number and the issue price of the shares shall be determined by the resolution of the board of directors. (Enacted on March 29, 2012)

Article 9 (Record Date for Calculating the Dividend for New Shares)

When the Bank issues new shares for the capital increase with or without consideration or as dividend, it shall be deemed that the new shares have been issued at the end of the fiscal year immediately preceding the fiscal year in which such new shares are issued for the payment of dividends for the new shares.

Article 24 (Voting Right)

Each Shareholder shall have one (1) vote for each share of stock he/she owns.

Article 25 (Proxy Voting)

	Any Shareholder or legal representative may exercise such shareholder’s voting right by proxy.

‚	The proxy referred to in paragraph 1 above shall submit a document evidencing the authority to act as a proxy (power of attorney) no later than the beginning of each general shareholders’ meeting.

ƒ	Any shareholder who intends to exercise such shareholder’s voting rights in writing without being present at a general shareholders’ meeting shall indicate the necessary information in the relevant written forms under paragraph (2) above and submit the completed written forms to the Bank at least one (1) day prior to the date of the general shareholders’ meeting.

Article 25-2 (Exercise of Voting Rights in Writing)

	The Shareholders may exercise their voting rights without participating in the general shareholders’ meeting pursuant to the resolution of the board of directors.

‚	In case of paragraph 1 above, the Bank shall attach the documents and references necessary for exercise of voting rights to the convening notice.

ƒ	Any shareholder who intends to exercise such shareholder’s voting rights in writing without being present at a general shareholders’ meeting shall indicate the necessary information in the relevant written forms under paragraph 2 above and submit the completed written forms to the Bank at least one (1) day prior to the date of the general shareholders’ meeting.

Article 51 (Payment of Dividends)

Dividends shall be paid to the Shareholders or registered pledgees who have been entered into the shareholders registry as of the end of each fiscal year.

Article 51-2 (Interim Dividends)

	The Bank may pay interim dividends pursuant to the relevant laws such as the KCC, to the shareholders as of a certain date determined by the resolution of the board of directors one time per every fiscal year. (Amended on March 29, 2012)

‚	Interim dividends shall be limited to the amount obtained by subtracting the following amounts from the net asset amount under the balance sheet for the immediately preceding fiscal year: (Amended on March 29, 2012)

1.	Amount of capital for the immediately preceding fiscal year;

2.	Total amount of capital reserves and legal reserves reserved up to the immediately preceding fiscal year;

3.	Unrealized profits set forth in the enforcement decree of the KCC;

4.	The amount of dividends resolved to be distributed or paid at the general shareholders’ meeting for the immediately preceding fiscal year; and

5.	Legal reserve to be reserved for the relevant fiscal year pursuant to the interim dividends.

ƒ	In the event where new shares are issued after the commencement date of the fiscal year and on or before the record date under paragraph 1 (including capitalization of reserve, stock dividends, claim for conversion of convertible bonds, exercise of warrant under bonds with warrants, and exercise of stock option), the relevant new shares shall be deemed to have been issued at the end of the immediately preceding fiscal year for the purpose of interim dividends.

„	In making an interim dividend payment, the same dividend ratio as common shares shall apply with respect to the preferred shares prescribed in Article 6 hereof.

…	No interim dividends shall be paid in case where a profit is not expected at the end of the relevant fiscal year.

ø Rights of Other Securities

Please see the attached “Articles of Incorporation” for the rights of other securities.

The rights of the registered common shares pursuant to the Bank’s articles of incorporation as expected to be amended after the Merger (by resolution at the general shareholders’ meeting expected to take place on October 10, 2014) are as follows:

Article 5 (Total Number and Classes of Shares to be Issued)

	The total number of shares to be issued by the Bank shall be 5,000,000,000 shares, and the par value per share shall be five thousand Korean Won (KRW 5,000).

‚	The shares to be issued by the Bank shall be common shares and class shares.

ƒ	The class shares to be issued by the Bank shall be preferred shares, non-voting shares, convertible shares, redeemable shares or a combination thereof.

„	The share certificates of the Bank shall be issued in registered form in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares, which may be split or consolidated upon a shareholder’s request.

Article 7 (Rights to Subscribe for New Shares)

	The method of issuance of new shares by the Bank by a resolution of the board of directors shall be as follows:

1.	By granting existing shareholders an opportunity to subscribe for new shares in proportion to their respective shareholdings;

2.	By granting certain persons (including shareholders of the Bank), such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, private equity funds and investment-purpose companies, an opportunity to subscribe for new shares, in a manner other than as set forth in subparagraph 1 above, as deemed necessary to achieve the Bank’s management objectives (including, but not limited to, the introduction of new technology, improvement of the financial structure of the Bank or its subsidiaries, etc., funding and strategic business alliance), to the extent not exceeding 50% of the total issued and outstanding shares of the Bank; or

3.	By granting a large number of unspecified persons the opportunity to subscribe for new shares, in a manner other than as set forth in subparagraph 1 above, to the extent not exceeding 50% of the total issued and outstanding shares of the Bank, and allocating new shares to the persons who so subscribe.

‚	New shares allocated under subparagraph 3 of paragraph (1) above shall be allocated in accordance with any of the following methods by a resolution of the board of directors:

1.	Allocating new shares to a large number of unspecified subscribers without categorizing the persons granted the opportunity to subscribe for such new shares;

2.	Allocating new shares to members of the Employee Stock Ownership Association pursuant to applicable laws and granting a large number of unspecified persons the opportunity to subscribe for new shares, including those remaining unsubscribed;

3.	Granting existing shareholders the opportunity to preferentially subscribe for new shares and then granting a large number of unspecified persons the opportunity to be allocated the new shares that remain unsubscribed; or

4.	Granting certain types of persons the opportunity to subscribe for new shares in accordance with reasonable standards set forth in applicable laws, such as demand forecasts prepared by an investment trader or investment broker as an underwriter or arranger.

ƒ	In allocating new shares under subparagraph 2 or 3 of paragraph 1 above, the Bank shall send or publish notice to the shareholders of the following matters at least two (2) weeks prior to the payment date for the new shares; provided, however, that a report of material event may be publicly disclosed through the Financial Services Commission and the Korea Exchange in lieu of such notice.

1.	Type and number of new shares;

2.	Issue price of and payment date for new shares;

3.	Method of subscription for new shares;

4.	Name of person to make a contribution in kind, type, quantity and value of property to be contributed in kind, and type and number of shares to be issued for such contribution in kind; and

5.	Other matters set forth by law.

„	In the event of an issuance of new shares by any of methods set forth in paragraph 1 above, the class and number of shares to be issued and the issue price shall be determined by a resolution of the board of directors.

…	In the event that the Bank allocates new shares and the allocated new shares are not subscribed for, or the subscription price therefor is not paid, by the specified due date, such unsubscribed or unpaid shares shall be disposed of by a resolution of the board of directors, in accordance with the relevant laws, including taking into account the appropriateness of the issue price.

†	Fractional shares, if any, resulting from the allocation of new shares shall be disposed of by a resolution of the board of directors.

‡	In the event of allocation of new shares in accordance with subparagraph 1 of paragraph 1 above, the Bank shall issue certificates of warrants to the shareholders.

Article 9 (Issuance Date of New Shares for the Purpose of Dividends)

In the event that the Bank issues new shares by way of a capital increase for consideration, capital increase without consideration or stock dividend, the new shares shall, for purposes of the distribution of dividends with respect to such new shares, be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares were issued.

Article 24 (Voting Rights)

Each shareholder shall have one (1) vote for each share such shareholder owns.

Article 25 (Voting by Proxy)

	A shareholder may exercise such shareholder’s voting rights through a proxy.

‚	A proxy holder under paragraph 1 above shall file with the Bank documents (power of attorney) evidencing the authority to act as a proxy prior to the commencement of the general shareholders’ meeting.

Article 25-2 (Exercise of Voting Rights in Writing)

	Any shareholder may, pursuant to a resolution of the board of directors, exercise shareholders’ meeting voting rights in writing without being present at a general shareholders’ meeting.

‚	In the case of paragraph 1 above, the Bank shall attach, to the convening notice of the general shareholders’ meeting, written forms and reference materials necessary for the exercise of voting rights in writing.

ƒ	Any shareholder who intends to exercise such shareholder’s voting rights in writing without being present at a general shareholders’ meeting shall indicate the necessary information in the relevant written forms under paragraph 2 above and submit the completed written forms to the Bank at least one (1) day prior to the date of the general shareholders’ meeting.

Article 25-3 (Split Voting)

	Any shareholder holding two (2) or more votes who wishes to split such shareholder’s votes shall notify the Bank, in writing or by electronic document, of such intent and the reasons therefor no later than three (3) days prior to the date set for the general shareholders’ meeting.

‚	The Bank may refuse to allow a shareholder to split such shareholder’s votes, unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of another person.

Article 51 (Dividends to Shareholders)

	Dividends may be distributed in cash or stock or other property.

‚	Dividends to shareholders shall be paid to the shareholders or pledgees registered in the Bank’s shareholders’ registry as of the last day of each fiscal year.

ƒ	If the Bank distributes dividends in other property under paragraph 1 above, the shareholders may request to be paid in cash rather than in such property, and the Bank may pay cash instead of such property to shareholders holding less than a certain number of shares of the Bank.

Article 51-2 (Distribution of Interim Dividends)

	The Bank may, only once during a fiscal year, pay interim dividends under the Commercial Code and other applicable laws, to the shareholders registered in the Bank’s registry of shareholders as of the record date set by the board of directors.

‚	The interim dividends shall be paid within the limit of the amount remaining after deducting each of the following amounts from the net asset amount in the balance sheet for the immediately preceding fiscal year (“Immediately Preceding Period”):

1.	The amount of capital in the Immediately Preceding Period;

2.	The total amount of capital surplus reserve and earned surplus reserve accumulated until the Immediately Preceding Period;

3.	The unrealized gain as set forth in the Enforcement Decree of the Commercial Code;

4.	The amount determined to be distributed as dividends at the ordinary general shareholders’ meeting convened for the Immediately Preceding Period; and

5.	The earned surplus reserve to be accumulated in the current period with respect to the interim dividends.

ƒ	If new shares are issued after the commencement of a fiscal year but before the record date under paragraph 1 above (including pursuant to the transfer of reserves to capital, stock dividends, requests for conversion of convertible bonds, exercise of warrants under bonds with warrants and exercise of stock options), such new shares shall, for purposes of distribution of interim dividends on such new shares, be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year in which such new shares were issued.

„	For interim dividends, the same dividend rate shall apply to preferred shares under Article 6 hereof as for common shares.

…	No interim dividends shall be paid if profit is not expected for the relevant fiscal year.

(2)	Commencement Date for Calculation of Dividends

The commencement date for the calculation of dividends for the new shares will be January 1, 2014.

(3)	Issues Relating to the Listing of the New Shares

The surviving entity of the Merger, the Bank, is an unlisted corporation as of the date of submission of this Securities Registration Statement and plans to become newly listed after the Merger. In connection with such listing, the Bank submitted an application for preliminary examination approval on July 28, 2014 and received preliminary examination approval for listing from the Korea Exchange on August 26, 2014.

-	Expected date for listing of the new shares: November 19, 2014.

C.	Terms of Delivery of the New Shares

(1)	Recipients of Delivery

The Company’s common shareholders recorded on its shareholder register as of the date of the Merger (i.e., November 1, 2014).

(2)	Delivery Ratio

One registered common share of the Bank will be delivered for each registered common share of the Company.

(3)	Expected Date of Delivery: November 18, 2014

(4)	Disposal of Fractional Shares

As the Merger Ratio is 1:1, there is no possibility that fractional shares will result from the allotment of new shares in the Merger.

(5)	Payment of Consideration

Other than the delivery of new shares in accordance with the Merger Ratio to the shareholders of the Company, the non-surviving entity, in connection with the Company’s merger with and into the Bank, there will be no additional consideration paid as a result of the Merger.

VI.	RISK FACTORS

1.	Risk Factors That May Impede the Consummation of the Merger

A.	Termination Provisions of the Merger Agreement

Article 14 (Termination)

(1)	The parties may terminate this Agreement by written agreement at any time before the Merger Date.

(2)	Upon the occurrence of any of the following events before the Merger Date, a party may immediately terminate this Agreement by written notice to the other party:

1)	If, during the period from the date of this Agreement to the Merger Date, a material adverse change or unforeseeable material defect in the assets, liabilities or management condition of Woori Bank or Woori Finance Holdings as a result of an act of God or other cause has occurred;

2)	If the other party has defaulted on or breached this Agreement and has failed to cure such default or breach within fifteen (15) days after receipt of the non-defaulting party’s notice requesting such default or breach to be cured;

3)	If, due to the exercise of appraisal rights by shareholders of Woori Finance Holdings dissenting to the Merger, Woori Finance Holdings is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of Woori Finance Holdings;

4)	If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the Merger Date;

5)	If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for; or

6)	If it becomes impossible to accomplish the Merger due to a change in the relevant laws, etc.

(3)	In the event of termination of this Agreement pursuant to paragraph (2) above, neither party may request the other party to indemnify it for any damages, except for termination due to the cause set forth in paragraph (2)2) above.

1.	With respect to the termination event set forth in Clause 5) of paragraph (2) above (“If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for”), the reference to “Merger Approval” is to the FSC’s approval for merger of a financial institution under Article 4(1) of the Act on the Structural Improvement of the Financial Industry.

As of the date of submission of this Securities Registration Statement, the expected purchase price for the shares of the Company upon exercise of appraised rights is KRW 12,422 per share, which is lower than their current market price. However, the number of shareholders exercising appraisal rights may be influenced significantly by changes in the market price of such shares during the appraisal right exercise period. If, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for a number of shares that is greater than 101,441,755 shares, or 15% of the total number of issued and outstanding shares of the Company, the Merger Agreement may be terminated.

An analysis of other mergers involving at least one KRX KOSPI Market-listed corporation where a securities registration statement (merger) was submitted during the past three years from the date of this Securities Registration Statement and where the relevant merger agreement included a termination provision relating to the exercise of appraisal rights revealed that the required threshold for termination due to the exercise of appraisal rights was 11.03% on average, ranging from 2.03% to 52.50%.

[Amount/Proportion of Appraisal Right Exercise for Termination in Merger Agreements]

Classification	Company Name	Merger Date	Condition Under Termination Provisions	% of Total Number of Issued Shares
Surviving	Samsung SDI Co., Ltd.	7.1.2014	Total amount to be paid for exercise of appraisal right exceeds KRW 750 billion	19.52%
Non-Surviving	Cheil Industries Inc.		Total amount to be paid for exercise of appraisal right exceeds KRW 700 billion	19.85%
Surviving	Hanjin Shipping Co., Ltd.	6.1.2014	Total amount to be paid for exercise of appraisal right exceeds KRW 35 billion	4.17%
Non-Surviving	Hanjin Shipping Holdings Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 5 billion	2.77%
Surviving	iTEST Inc.	2.24.2014	Total amount to be paid for exercise of appraisal right exceeds KRW 500 million	2.03%
Non-Surviving	Semiteq Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 500 million	8.00%
Surviving	Hyundai Steel Co., Ltd.	12.31.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 500 billion	7.09%
Non-Surviving	Hyundai Hysco Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 200 billion	5.82%
Surviving	Young Heung Iron & Steel Co., Ltd.	11.18.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 7,100 million	5.24%
Non-Surviving	Sehwa Express Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 2,900 million	5.54%
Surviving	Sungjin Geotec Co. Ltd.	7.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 20 billion	3.60%
Non-Surviving	Posco Plantec Co., Ltd.		—	—
Surviving	Samyang Holdings Corp.	3.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 5,900 million	1.16%
Non-Surviving	Samyang Genex Corp.		Total amount to be paid for exercise of appraisal right exceeds KRW 4,100 million	2.29%
Surviving	Lotte Samkang Co., Ltd.	1.1.2013	—	—
Non-Surviving	Lotte Ham Co., Ltd.		Total amount to be paid for exercising of appraisal right exceeds KRW 10 billion	14.34%
Surviving	Dongwon Systems Corp.	1.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 20 billion	6.47%
Non-Surviving	Daihan Eunpakgy Co., Ltd.			8.58%
Surviving	STX Metal Co., Ltd.	1.1.2013	Percentage of shares exercising appraisal right exceeds 10.00% of issued shares	10.00%
Non-Surviving	STX Heavy Industries Co., Ltd.		Percentage of shares exercising appraisal right exceeds 10.00% of issued shares	10.00%
Surviving	Lotte Shopping Co., Ltd.	1.1.2013	—	—
Non-Surviving	Lotte Midopa Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 100 billion	12.16%
Surviving	Asia Paper Manufacturing Co., Ltd.	1.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 6 billion	8.10%
Non-Surviving	Asia Papertec Inc.		Total amount to be paid for exercise of appraisal right exceeds KRW 4 billion	52.50%
Surviving	Honam Petrochemical Corp.	12.27. 2012	—	—
Non-Surviving	KP Chemical Corp.		Total amount to be paid for exercise of appraisal right exceeds KRW 200 billion	15.84%
Surviving	Lotte Samkang Co., Ltd.	10.1 2012	—	—
Non-Surviving	Lotte Fresh Delica Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 10 billion	39.83%
Surviving	InCube Technologies Inc.	8.27.2012	Total amount to be paid for exercise of appraisal right exceeds KRW 2,500 million	14.00%
Non-Surviving	Daou Xilicon Technology Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 2,500 million	16.05%
Surviving	Intergis Co., Ltd.	7.1.2012	Total amount to be paid for exercise of appraisal right exceeds KRW 6 billion	4.93%
Non-Surviving	DK S& Co., Ltd.		—	—
Surviving	Kolon Global Corporation Co., Ltd.	12.28. 2011	Total amount to be paid for exercise of appraisal right exceeds KRW 50 billion	27.83%
Non-Surviving	Kolon I’Net Co., Ltd.			12.32%

1.	Excludes small-scale mergers and special purpose acquisition corporations.
2.	Excludes companies that did not specify an amount or proportion of appraisal right exercise as a termination provision in the relevant merger agreement.
3.	% of Total Number of Shares: Calculated using the proposed purchase price per share and number of issued shares where the condition for termination was based on the total amount to be paid for exercise of appraisal rights.
4.	Where the threshold total amount to be paid for exercise of appraised rights covered such of both the surviving entity and the non-surviving entity, the relevant threshold was allocated based on the respective total equity of the surviving entity and the non-surviving entity.

In addition, the Bank submitted an application for preliminary examination approval for listing on July 28, 2014 and received such approval from the Korea Exchange on August 26, 2014. According to the official notice received by the Bank from the Korea Exchange, all conditions for listing have been met. However, if any of the following events occur and it is acknowledged that such event may have a material effect on the results of the preliminary examination, the Korea Exchange may not acknowledge the validity of the preliminary examinational approval for listing, and the Bank may have to resubmit an application for preliminary examination approval for listing for an additional examination. In such event, the listing of the Bank’s shares may be postponed or cancelled.

1.	Results of the Preliminary Examination for Listing

After examining the share certificates for which the applicant for new listing (the “Applicant”) has requested the preliminary examination approval for listing, all conditions for the new listing examination pursuant to Articles 29 and 30 of the Listing Regulations of the KRX KOSPI Market (the “Listing Regulations”), other than the number of listing shares and distribution requirements which may only be examined after the offering, have been determined to be satisfied.

2.	Invalidation of the Results of the Preliminary Examination for Listing

If the Applicant becomes subject to any of the following events and it is determined that such event may have a material effect on the results of the preliminary examination, the Korea Exchange may not acknowledge the validity of the results of the preliminary examination for listing, and in such case, the Applicant must resubmit its application for preliminary examination approval for listing in accordance with Article 26 of the Listing Regulations and become subject to another examination.

1)	Cases where an event having a major impact on business operations has occurred (e.g., dishonoring of checks or bills issued, suspension of business operations, occurrence of natural disaster or significant loss, sales of substantial amount of fixed assets, lodging of lawsuits, change of officers or the largest shareholder, mergers, spin-offs or mergers after spin-off, transfers and acquisitions of business, leasing of major property, resolutions on management delegation and other matters the Korea Exchange acknowledges to be a matter having major impact on business operations);

2)	Cases of falsifying or omitting a record or mention of material facts in the application for listing eligibility review have been found;

3)	Cases where the Applicant has been accused or referred to the prosecutor’s office or imposed such disciplinary measures as a restriction on securities issuance or penalties by the Securities & Futures Commission relating to its separate or consolidated financial statements for the most recent three fiscal years or the auditor’s audit report with respect thereto;

4)	Cases where the details of a prospectus (including the preliminary prospectus and summary prospectus) have been corrected or amended; or

5)	Cases where an application for initial listing has not been submitted within six (6) months of having been notified of the result of listing eligibility review;

-	However, if the Korea Exchange approves the extension that the Applicant requests due to an unavoidable event such as sudden change in market conditions, the period for submission of an application may be extended up to six (6) months;

6)	Cases of issuing new shares by way of third party allotment during the period from the application date of the preliminary examination for listing to the day before the listing date; or

7)	Other cases the Korea Exchange deems necessary for the protection of the public interest and investors.

3.	Other Matters Necessary for the New Listing of Shares

In the event any of the following occurs prior to the new listing date, the Applicant must submit documents relating thereto.

1)	Where the general meeting of shareholders or the board of directors has voted on matters relating to the relevant securities, a copy of the minutes of the relevant meeting;

2)	Where events that are material to the company’s operations have occurred (in the case of a holding company, including where such events have occurred with respect to its subsidiaries), the reports on such matters;

3)	Where the report on public offering or distribution has been filed, the prospectus (including the preliminary and simplified prospectus); in this case, any correction made to the details recorded shall be included;

4)	Where forty-five (45) days have elapsed since the end of the semiannual period of the current fiscal year, the semiannual financial statements and the auditor’s review report thereon; or

5)	Where the general shareholders’ meeting or board meeting was held for the approval of the closing financial statements of the latest fiscal year, the financial statements for the latest fiscal year and the auditor’s report on the financial statements.

If the Bank does not satisfy any condition for the KRX KOSPI Market listing or an event that may have an effect on the results of the listing eligibility examination occurs, the listing schedule for the Bank’s shares may be postponed or the preliminary approval may be cancelled, and the Merger Agreement may be terminated.

B.	Possibility of Cancellation of the Merger at the General Shareholders’ Meeting

The Merger may not be consummated if the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is not obtained at the extraordinary general shareholders’ meeting to approve the Merger Agreement.

C.	Risk of Cancellation of Merger Agreement Due to Permits or Approvals Pursuant to Applicable Laws

The Merger Agreement became effective upon the execution of both parties but may be terminated upon the conclusive rejection of a governmental approval, permit, report or acceptance required in connection with the Merger that has a material effect on the operations of the merging parties.

Specifically, in order to proceed with the Merger under the Act on the Structural Improvement of the Financial Industry, prior approval from the FSC must be obtained as set forth in Article 4(1) of the Act, and the Merger Agreement may be terminated if it is evident that such Merger Approval would not be obtained within six months after the date of the Merger Agreement. The Bank and the Company plan to apply for the Merger Approval from the FSC.

In addition, as the major shareholder of each of Woori Card and Woori Investment Bank will change to the Bank, approval for such change in major shareholder will be applied for (pursuant to Article 6(3) of the Credit Finance Business Act and Article 6-3(5) of its Enforcement Decree, for Woori Card, and Article 350 and Article 23(1) of the FISCMA and Article 26(1), Table 4 of its Enforcement Decree, for Woori Investment Bank).

The Merger is eligible for the special application of simplified merger procedures pursuant to the Act on Structural Improvement of the Financial Industry, and certain procedures have been accelerated compared to the general merger procedures pursuant to the KCC, as specified below.

In addition, certain parts of the Securities Registration Statement for the Merger may be revised during the public disclosure evaluation process, and if any material content closely related to the investment decision-making process is revised, the schedule for the merger may be affected.

The non-surviving entity, the Company, has registered common shares listed on the KRX KOSPI Market and American Depositary Shares (securities with the right to be exchanged into a number of common shares) listed on the NYSE. After the Merger, the surviving entity, the Bank, is expected to be newly listed on the KRX KOSPI Market, and the procedures for the Bank to succeed to the Company’s listing on the NYSE are expected to be conducted in accordance with the local merger procedures and schedule. The English translation of the Report of Material Event relating to the Merger was publicly disclosed through the SEC on July 28, 2014, and the English translation of the prospectus is expected to be publicly disclosed through the SEC and distributed to U.S. shareholders upon effectiveness of this Securities Registration Statement. As of the date of submission of this Securities Registration Statement, there are no known approvals or permits required by the SEC or the NYSE in connection with the Merger.

D.	Possibility of Legal Action by Minority Shareholders of the Merging Parties

Minority shareholders of the Company may take legal action to nullify the Merger by claiming procedural defects or unfairness of the Merger Ratio, and the Merger may be subject to nullification if a court rules in favor of the plaintiffs in such action.

With respect to the nullification of a merger due to an unfair merger ratio, the Supreme Court of Korea has previously ruled that “when all or some of the merging entities in a merger are listed corporations, so long as the calculation of the merger consideration and subsequently derived merger ratio was based on the conditions, methods and procedures set forth in the Securities and Exchange Act, unless based on false information or unreasonable estimates, the merger ratio cannot be deemed clearly unfair so as to nullify the merger agreement” (Supreme Court Decision 2007Da64136, January 10, 2008).

The Merger Ratio was calculated in accordance with the FISCMA and the relevant laws, and the Merger has followed the procedures set forth in the relevant laws, including the KCC and the Act on the Structural Improvement of the Financial Industry. Therefore, it is highly unlikely that the Merger will be nullified, but please note that it is difficult to rule out entirely the possibility of lawsuits in relation to the Merger Ratio.

E.	Other Information

The contents of this Securities Registration Statement are current as of the date of hereof, and other than the information provided herein, there are no matters that may result in a material change in or significant impact on the assets, liabilities, cash flows and profits and losses that may have an effect on the Merger.

The Merger schedule, however, is subject to adjustment based on consultation with or approval of relevant governmental authorities, and the general meeting of the shareholders to approve the Merger Agreement and the exercise of appraisal rights may also affect the consummation of the Merger. In addition, please note that the listing of the Bank’s shares on the KRX KOSPI Market may increase volatility in the share price.

Shareholders and investors should refer to the recent disclosed and reported matters of the Bank and the Company available on the Financial Supervisory Service e-Disclosure System (http://dart.fss.or.kr) when making an investment decision.

2.	Potential Listing or Delisting of the New Shares Allotted in the Merger

A.	Expected Listing Date of the New Shares

The expected date of delivery of the new shares is November 18, 2014, and the expected date of new listing of the new shares is November 19, 2014. Such dates are tentative, and the actual listing date may change based on the approval procedures required for the Merger.

B.	Potential Delisting

The Company, the non-surviving entity of the Merger and a listed corporation, will merge with and into the Bank, the surviving entity of the Merger and an unlisted corporation, and the Company will be delisted after the Merger as it will cease to exist. The surviving entity of the Merger, the Bank, is an unlisted corporation as of the date of submission of this Securities Registration Statement and plans to become newly listed after the Merger.

3.	Risk Factors to Consider for an Investment in the Event the Merger is Consummated

A.	Business Risks

Surviving Entity: The Bank

(1) The banking industry is a core industry and a major regulated industry in Korea. Its profitability is greatly influenced by factors in the legal and policy environment, such as changes in the regulatory environment of the government or financial supervisory authorities. Regulations of the government and financial supervisory authorities may adversely impact the profitability of banks due to factors such as the implementation of Basel III and its regulation of liquidity ratios, the need to structure assets and funding to comply with restrictions on the loan to deposit ratio, potential limited growth in household loans in the banking sector caused by comprehensive measures for the soft landing of household debt and the increased supply of low interest mortgages, and the risk of poor profit margins from competition in mixed interest rate (fixed interest rate + variable interest rate) mortgage loans that are aimed at achieving the target portfolio share of fixed interest rate mortgage loans. Therefore, investors should carefully consider the regulations of the government and financial supervisory authorities.

As the intermediary between entities that demand funds and entities that supply funds, banks increase the efficiency of resource allocation through services such as deposits, loans, payment settlements and asset management and create added value by providing diverse financial services relating to financial demand generated by the increased production activity of other industries. In particular, the Korean commercial banking industry is traditionally a domestic industry with more than 95% of the total profits concentrated in the domestic market, and the collapse of the banking industry would directly lead to a Korean economic crisis. The banking industry is a national core industry that has been financially supported by the government during past crises in order to ensure the stability of the financial system.

Due to the importance of the industry, the banking industry is more regulated and protected than other industries and new entry requires approval of the FSC in accordance with the Banking Act. Accordingly, unlike other companies, public policy as well as profitability is emphasized, and banks are regulated by the Foreign Exchange Transactions Act, the Act on the Structural Improvement of the Financial Industry, the Depositor Protection Act and the FISCMA, as well as the KCC and the Banking Act. Therefore, profitability and growth are greatly influenced by the legal and policy environment.

Banks all over the world are facing strengthened regulations such as Basel III, and the regulation of Korean banks has accordingly increased through stricter regulations relating to assets and liquidity and the introduction of restrictions on the leverage ratio and loan-to deposit ratio to limit excessive leverage. Furthermore, various new regulations, such as the introduction of the levy for foreign exchange stability (i.e., a levy on non-deposit foreign currency liabilities of financial institutions differentiated by maturity date to alleviate the volatility of capital flow), increased monitoring of household loans of banks and protection of financial consumers, are increasing banks’ compliance costs.

The major regulations and their effects are as follows:

[Change in the Regulatory Environment after the Financial Crisis]

Regulation	Content
Comprehensive measures for household debt	- Increased monitoring of banks’ household loans, promotion of amortizing fixed rate installment payment loans - Increased protection for financial consumers
Loan-to-deposit ratio	Maintain loan-to-deposit ratio (based on monthly average balance) no greater than 100%
Basel III

Basel III adopted in stages starting from 2013

-        Capital regulation: minimum ratio of Tier 1 common equity capital to risk-weighted assets (4.5%), Tier 1 capital to risk-weighted assets (6%) and Tier 1 and Tier 2 capital to risk-weighted assets (8%)

-        Introduction of capital conservation buffer

-        Introduction of leverage ratio regulation (2018) : Leverage ratio > 3%

-        Introduction of liquidity regulation criteria: Liquidity coverage ratio > 100% (2015) Net stable funding ratio > 100% (2018)

-        Capital regulation of systemically important banks (“SIBs”): Request to apply the Global-SIB Framework (additional capital of 1.0~3.5% (common equity) of risk-weighted assets of banks identified based on cross-jurisdictional activity, size, interconnectedness, substitutability/financial institution infrastructure and complexity) to domestic systemically important banks (“D-SIBs”)

Foreign exchange stability levy	Levy for foreign exchange stability differentiated by maturity date of non-deposit foreign currency liabilities

*	Source: FSC

	To satisfy the liquidity ratio requirements (i.e., liquidity coverage ratio and net stable funding ratio) pursuant to the implementation of Basel III, the Bank must increase its investment in government bonds and corporate bonds of blue chip companies which have relatively low profit margins and stabilize funding by increasing household deposits and long-term funding, and as a result, short-term profitability is expected to decrease.

[Basel III Capital Adequacy Ratio Requirements]

(Unit: %)

Classification	Common Equity	Tier 1 Capital	BIS	Scheduled Implementation
Minimum requirement	4.50	6.00	8.00	2015
Capital conservation buffer	2.50	2.50	2.50	—
Total	7.00	8.50	10.50	2019

*	Source: Basel Committee on Banking Supervision

‚	The maximum loan-to-deposit ratio is expected to be maintained at or below 100% in accordance with the government’s regulation of such ratio pursuant to the Banking Supervision Regulations. To comply, banks must establish an efficient asset composition and funding structure.

[Status of Domestic Bank Household Loans]

(Unit: KRW billions, %)

Classification	1Q 2014	2013	2012	2011	2010	2009
Household loans	381,478	381,008	370,843	363,637	343,791	329,007
Growth rate	0.12	2.74	1.98	5.77	4.49	4.35

*	Source: FSS Financial Statistics Information System

ƒ	After the announcement of the comprehensive measures for soft landing of household debt in June 2011, the growth rate of household debt has slowed. To manage household debt, the government amended the Enforcement Detailed Rules on the Supervision of Banking Business (on February 14, 2012) to adjust the BIS risk-weighing for mortgages with bullet payment or installment payments from 35% to 50%, which may limit the growth of loans, as the adjustment may negatively affect the calculation of capital adequacy ratios. Accordingly, these changes may slow down the growth rate of loans and reduce bank profitability.

„	The financial supervisory authorities have decided to decrease the debt-to-income ratio by 5% by the end of 2017 and partially limit the increase of household debt, while increasing the supply of low interest mortgage loans (e.g., Bogeumjari Loans and Didimdol Loans) and conforming loans to absorb the demand for private sector mortgage loans.

…	The target proportion of fixed rate mortgage loans to all mortgage loans has been set at 20%, 25%, 30% and 40% by the end of 2014, 2015, 2016 and 2017, respectively, in accordance with the Household Debt Restructuring Promotion Plan announced on February 27, 2014 (the Household Debt Restructuring Promotion Plan: follow-up measures to the Three-Year Economic Innovation Plan). As fixed rate loans lack interest rate competitiveness over adjustable rate loans, demand for fixed rate mortgage loans is low, and as a result, offering purely fixed rate loans to increase the proportion of fixed rate loans may not be successful.

As noted above, there is a risk of decreased profitability due to, among other things, the implementation of Basel III and its regulation of liquidity ratios, the need to structure assets and funding to comply with restrictions on the loan-to-deposit ratio, potential limited growth in household loans in the banking sector caused by comprehensive measures for the soft landing of household debt and the increased supply of low interest mortgages, and the risk of poor profit margins from competition in mixed interest rate (fixed interest rate + variable interest rate) mortgage loans that are aimed at achieving the target share of fixed interest rate mortgage loans. Therefore, investors should carefully consider the regulations of the government and financial supervisory authorities.

(2) After 2009, a number of factors including the adoption of conservative asset management strategies by customers and regulation of the loan to deposit ratio by the financial supervisory authorities led to changes in the share of deposits and marketable funds that constitute the funding sources of domestic commercial banks. The share of deposits increased from 47.37% to 63.68%, and the share of marketable funds decreased from 30.05% to 15.91%, from the end of 2009 to the first quarter of 2014. Dissatisfaction with the low interest rates of time deposits due to the continuing low interest rate environment and the lack of alternative investment opportunities have resulted in the concentration of funds into short term financial products, leading to “short term concentration.” If the preference for risky assets increases due to the future recovery of the equity and real estate markets, the exit rate from such concentrated short-term funds may increase. In such case, it would be necessary to increase mid to long term capital procurement to address higher liquidity risks. Investors should be fully aware of the changing funding strategies of banks based on such changes in the economy, as well as the resulting risk in the fluctuation of funding costs.

In 2007, commercial banks financed the shortage of funding caused by consumer deposits switching over to transaction accounts at securities companies, such as CMAs and beneficiary certificates, with marketable funds such as CDs and financial bonds and the sale of high interest rate special deposits. As loans rapidly increased due to banks competing among themselves to expand in size prior to the financial crisis, it became difficult to fund loans solely through deposits, leading to an increase in funding through marketable funds, such as CDs and financial bonds. As dependence on funding from outside sources increased while economic conditions remained favorable, the cost of funding increased as well.

After 2009, the adoption of conservative asset management strategies by customers and regulation of the loan-to-deposit ratio (i.e., ratio of balance of loans to balance of deposits) by financial supervisory authorities led to decreased demand for marketable funds. Funding from deposits, however, consistently increased due to the preference for safe assets as a result of continued domestic and global uncertainty and the efforts by banks to secure new deposits. Consequently, the share of deposits among funding sources of domestic commercial banks increased from 47.37% at the end of 2009 to 63.68% in the first quarter of 2014, while the share of marketable funds among funding sources of domestic commercial banks decreased from 30.05% at the end of 2009 to 15.91% in the first quarter of 2014, in each case on an average balance basis.

[Major Funding Sources of Commercial Banks]

(Unit: KRW billions, %)

Item	1Q 2014		2013		2012		2011		2010		2009
	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage
Cost funding	993,763	79.58	977,675	79.07	982,380	79.17	946,880	78.64	931,703	78.98	928,947	77.42
Deposits	795,139	63.68	778,393	62.95	767,396	61.83	715,778	59.45	652,097	55.28	568,327	47.37
Deposits in local currency	748,703	59.96	733,727	59.34	722,180	58.19	681,600	56.61	617,819	52.37	528,031	44.01
Deposits in foreign currencies	46,436	3.72	44,666	3.61	45,216	3.64	34,178	2.84	34,278	2.91	40,296	3.36
Marketable funds	198,624	15.91	199,282	16.12	214,984	17.34	231,102	19.19	279,606	23.70	360,620	30.05
Certificates of deposit	12,481	1.00	11,610	0.94	13,632	1.10	23,499	1.95	52,876	4.48	91,867	7.66
Borrowings in local currency	39,729	3.18	38,297	3.10	35,517	2.86	32,521	2.70	32,806	2.78	32,960	2.75
Debentures in local currency	67,122	5.38	67,043	5.42	72,918	5.88	77,941	6.47	100,499	8.52	119,038	9.92
Other funding in local currency	19,503	1.56	19,355	1.57	18,353	1.48	21,273	1.77	18,270	1.55	29,562	2.46
Borrowings in foreign currencies	38,044	3.05	41,653	3.37	53,451	4.31	56,023	4.65	52,421	4.44	65,010	5.42
Debentures in foreign currencies	19,867	1.59	19,446	1.57	19,184	1.55	18,185	1.51	21,140	1.79	20,933	1.74
Other funding in foreign currencies	1,878	0.15	1,878	0.15	1,929	0.16	1,660	0.14	1,594	0.14	1,250	0.10

*	Source: FSS Financial Statistics Information System

Interest rates of time deposits have reached historical lows due to the continuing trend of low interest rates, and dissatisfaction with the low interest rates of time deposits and the lack of alternative investment opportunities have resulted in the concentration of funds in short-term financial products, leading to “short-term concentration.” Consequently, market funds have become concentrated in short-term financial products, such as demand deposit accounts and money trusts with less than two year maturities.

[Status of M2 Money Supply]

(Unit: KRW billions, %)

Item	1H 2014		2013		2012		2011
	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage
M2 money supply	1,756,597.40	100.00	1,835,556.70	100.00	1,932,026.40	100.00	1,999,376.30	100.00
Cash currency	38,673.40	2.20	43,657.40	2.38	52,717.90	2.73	56,888.50	2.85
Demand deposits	101,329.30	6.45	105,034.90	5.72	119,728.60	6.20	128,606.80	6.43
Savings-type demand deposit accounts	292,599.50	18.64	309,086.50	16.84	337,171.40	17.45	346,545.90	17.33
Money Market Funds	43,426.10	2.77	49,120.30	2.68	47,367.60	2.45	50,242.80	2.51
Time & savings deposits with maturities of less than 2 years	855,210.80	54.47	880,368.80	47.96	872,483.10	45.16	880,302.20	44.03

	1H 2014		2013		2012		2011
Item	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage
Certificates of deposit	28,317.40	1.80	20,912.80	1.14	21,997.70	1.14	20,267.00	1.01
Bills sold	1,545.70	0.10	1,595.20	0.09	1,373.60	0.07	1,318.70	0.07
Cash management accounts	34,440.00	2.19	36,619.80	2.00	38,058.10	1.97	38,996.80	1.95
Beneficiary certificates	150,176.10	9.57	151,003.30	8.23	151,575.30	7.85	151,902.90	7.60
Money trusts with maturities of less than 2 years	94,835.90	6.04	123,616.60	6.73	151,292.00	7.83	169,239.20	8.46
Bills issued	6,771.60	0.43	6,571.70	0.36	5,077.50	0.26	5,550.90	0.28
Trust type securities savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign currency deposits with maturities of less than 2 years	34,830.10	2.22	40,063.00	2.18	51,149.10	2.65	58,874.60	2.94
Financial bonds with maturities of less than 2 years	60,958.50	3.88	60,173.70	3.28	71,525.30	3.70	80,995.00	4.05
Bonds sold under repurchase agreements	13,483.10	0.86	7,732.60	0.42	10,509.20	0.54	9,644.90	0.48

*	Source: Bank of Korea Economic Statistics System

Due to the increasingly short-term nature of the bank funding structure, if the preference for risky assets increases due to the future recovery of the equity and real estate markets, exits from bank funds may increase. In such case, it would be necessary to increase mid- to long-term capital procurement to address higher liquidity risks. Investors should be fully aware of the changing funding strategies of banks based on such changes in the economy, as well as the resulting risk in the fluctuation of funding costs.

[Interest Rates for New Time Deposits]

*	Source: Bank of Korea Economic Statistics System

(3) The rate of increase of corporate and household loans has declined due to the recession in the real estate market which is a factor in the instability of the profitability and fund management plans of banks. Credit risk relating to the housing construction industry and the risk of decrease in the collateral value of mortgages are potential risks that threaten the asset quality of banks. Accordingly investors should be aware of changes in loan volume caused by the market conditions of the construction and real estate industries as well as asset quality depending on such loans.

The recession in the housing construction industry is partially due to increased regulations but is also affected by the delayed recovery of the domestic economy and the recession in the real estate market. Also, a factor contributing to such recession was the exceptional business expansion of construction companies with relatively low credit as financing became increasingly accessible through real estate project financing loans. As a result, credit risk in the housing construction industry is expected to continue. While commercial banks possess considerable capacity for loss absorption according to their BIS capital adequacy ratio of 14.96% as of the end of March 2014, their asset quality may deteriorate if the recession in the real estate market continues.

[BIS Capital Adequacy Ratios of Commercial Banks]

(Unit: %)

Item	1Q 2014	2013	2012	2011	2010	2009
BIS capital adequacy ratio	14.96	15.24	14.81	14.27	14.63	14.56
BIS Tier 1 capital adequacy ratio	12.36	12.40	11.28	10.98	11.58	10.98

*	Source: FSS Financial Statistics Information System

The growth rate of household loans has continued to be in the 4~6% range, mainly due to mortgage loans, but because of the continuing recession in the real estate market and the government’s comprehensive measures for the soft landing of household debt (June 29, 2011) aimed to increase the proportion of amortizing fixed rate installment payment loans, has slowed down after 2012.

After the financial crisis, the growth rate of income (the growth rate of disposable income in 2013 was 2.94%) has slowed, and the growth rate of household debt (the growth rate of household credit in 2013 was 5.97%) has been higher than the growth rate of income. Mortgage loans comprise the largest part of total household lending of banks, maintaining a range of 40~44% of the balance of such lending. As household debt continues to increase, the high proportion of mortgage loans poses potential risk to the loan asset quality of banks following the recession in the real estate market. In addition, the decrease in real estate prices since 2007 caused by the government’s various regulations on the real estate market and the recession in the housing market has increased the burden of the household lending sector, and further price decreases may increase the risk of insufficiency of collateral.

[Disposable Income and Household Debt]

(Unit: KRW billions, %)

Item	1Q 2014		2013		2012		2011		2010		2009
	Average Balance	Change	Average Balance	Change	Average Balance	Change	Average Balance	Change	Average Balance	Change	Average Balance	Change
Disposable Income	Not reported		1,150,875	2.94	1,118,055	3.24	1,082,939	5.31	1,028,321	11.20	924,761	2.68
Household debt	1,024,772	0.33	1,021,358	5.97	963,794	5.20	916,162	8.65	843,190	8.66	775,985	7.25
Household loans	967,554	0.48	962,897	6.29	905,944	5.17	861,388	8.52	793,779	8.10	734,292	7.42
Mortgage loans	422,146	0.96	418,121	3.45	404,183	3.11	392,005	8.05	362,816	7.19	338,475	8.78

*	Source: Bank of Korea Economic Statistics System

In 2009, the ratio of credits that were classified as substandard or below (the “NPL Ratio”) was 1.17% due to aggressive efforts of banks to reduce non-performing loans. However, in the second half of 2010, due to the sharp increase in the delinquency of real estate project financing loans and loans in the construction, real estate and leasing industries, the NPL Ratio increased to 1.85% by the end of 2010. By the end of 2012, the NPL Ratio decreased to 1.28%, but by the end of 2013 increased back to 1.70% due to the delayed recovery in the real estate market and corporate restructuring in the shipbuilding industry and was 1.69% as of the end of the first quarter of 2014. As such, the delinquency performance of loans in the construction, real estate and leasing industries may cause a risk of deterioration in asset quality. Due to the concerns over the delinquency of corporate loans, profitability may decrease as a result of additional allocation of provisions for credit losses.

[Asset Classification of Commercial Banks]

(Unit: KRW billions, %)

Item	1Q 2014	2013	2012	2011	2010	2009
Total loans	938,279	920,943	899,017	900,066	858,767	842,576
Asset classification
Substandard	9,099	8,782	6,847	7,159	10,192	6,647
Doubtful	3,570	3,710	2,488	2,547	4,202	1,875
Estimated loss	3,190	3,196	2,145	1,813	1,514	1,309
Substandard and below	15,859	15,688	11,480	11,519	15,907	9,831
Non-performing loans as a percentage of total loans	1.69	1.70	1.28	1.28	1.85	1.17
Provisions for credit losses	17,988	18,004	18,168	17,877	16,512	13,752
Provisions for credit losses as a percentage of total loans	1.92	1.95	2.02	1.99	1.98	1.69
Provisions for credit losses as a percentage of non-performing loans	113.43	114.76	158.26	155.19	107.11	144.55

*	Source: FSS Financial Statistics Information System

The domestic real estate market continues to be in recession, while domestic demand continues to be weak due to decreased exports and diminishing consumer confidence. The resulting declines in the growth rates of corporate and household loans pose risks to profitability and fund management plans of banks. In addition, credit risk relating to the housing construction industry is expected to persist, while the collateral value securing housing mortgage loans may decrease due to the recession in the real estate market. Accordingly, investors should be aware of changes in loan volume caused by the market conditions of the construction and real estate industries as well as asset quality depending on such loans.

(4) The net interest margin (“NIM”) of commercial banks improved slightly after the global financial crisis of 2008 from 2.15% in 2009 to 2.42% in 2011. However, influenced by the decrease in the base rate and other factors, the NIM decreased again to as low as 1.86% in the first quarter of 2014. The momentum for profit growth through the interest rate spread between deposits and loans is expected to slow and banks must search for new methods to generate profits through diversification of their business in an environment where low growth and low interest rate trends persist. If such business diversification efforts are not successful, banks may find it difficult to improve their profitability.

The NIM of commercial banks improved slightly after the global financial crisis of 2008, from 2.15% in 2009 to 2.42% in 2011, due to the rebound in the base rate, preference for low risk assets and increase in the proportion of low-cost deposits such as demand deposits and savings deposits.

[NIM of Commercial Banks]

(Unit: %)

Item	1Q 2014	2013	2012	2011	2010	2009
NIM	1.86	1.94	2.21	2.42	2.43	2.15

*	Source: FSS Financial Statistics Information System

However, the NIM began decreasing again due to the decline in the base rate and the intense interest rate competition in the household loan market, and was 1.86% for the first quarter of 2014. Improvement in the NIM is not expected in the near future, considering the continuation of the low interest rate environment and the implementation of the government’s “Plan to Improve Household Debt Structure.”

The momentum for profit growth through the interest rate spread between deposits and loans is expected to slow, and low growth and low interest rate trends currently persist. Banks must not only prepare for such risks but also pursue new profit-making opportunities such as expanding “Smart” financial services and entering the global market. Also, efforts must be made to establish a new model of banking business to adapt to changes in the business environment, such as strengthening of regulations and public policy, in addition to changes in the real economy. Investors should be aware that if such business diversification efforts are not successful, banks may find it difficult to improve their profitability, and should pay attention to such business diversification plans and their results.

(5) The banking industry is sensitive to macroeconomic trends such as private consumption and corporate business trends and is susceptible to changes in the domestic and foreign economies. The current business environment for domestic banks is not favorable due to weakened demand for funds and continuation of low interest rates. Delay in improvement of economic conditions overseas and deterioration of domestic macroeconomic conditions have generally led to weakened growth and asset quality. Since the second half of last year, the real economy of major countries such as the U.S. and China showed some signs of improvement and there are indications that the strong preference for low risk assets in the financial markets may weaken. As market interest rates may change according to domestic and foreign economic conditions, the profitability of banks may decrease unless such changes are appropriately managed.

The banking industry is sensitive to macroeconomic trends, such as private consumption and corporate business trends, and is susceptible to changes in the domestic and foreign economies. The current business environment for domestic banks is not favorable due to weakened demand for funds and continuation of low interest rates. Delay in improvement of economic conditions overseas and deterioration of domestic macroeconomic conditions have generally led to weakened growth and asset quality. In addition, interest income has rapidly decreased from the second half of 2013 due to the decline in interest margins caused by interest rate decreases and the increased supervision of the asset quality of household loans.

[Profitability of Commercial Banks]

(Unit: KRW billions, %)

Item	1Q 2014	2013	2012	2011	2010	2009
Total assets (average balance)	—	1,239,063	1,246,921	1,212,045	1,193,604	1,214,218
Capital (average balance)	—	92,577	90,466	89,584	81,936	76,081
Net income after taxes	—	4,550	6,672	8,371	6,303	4,985
Return on assets (ROA)	—	0.37	0.54	0.69	0.53	0.41
Return on equity (ROE)	—	4.91	7.38	9.34	7.69	6.55
Local currency loan-to-deposit interest rate spread	2.22	2.31	2.63	2.91	2.99	2.65
Average interest rate of local currency loans	4.50	4.82	5.71	5.98	6.01	6.18
Local currency loans (average balance)	820,246	800,532	786,063	758,276	732,351	718,985
Interest income	9,108	38,615	44,900	45,354	44,015	44,413
Average interest rate of local currency deposits	2.28	2.51	3.08	3.07	3.02	3.53
Local currency deposits (average balance)	808,294	789,075	775,260	742,937	708,017	654,044
Interest expense	4,538	19,787	23,869	22,792	21,386	23,092

*	Source: FSS Financial Statistics Information System

	Asset quality indicators which have remained stable through the banks’ expansion of assets after the financial crisis may deteriorate if the global economic recession, increase in domestic household debt and increase in default rates of small- and medium-sized enterprises (“SMEs”) continue to persist. In such case, additional allocation to provisions for credit losses may directly affect profitability.

‚	Rapid changes in the competitive environment due to technological advances and, increasing social pressure on banks to strengthen their social responsibility and contribution to the public interest, may cause fundamental changes to the operating conditions of banks, thereby acting as factors that contribute to slow growth and low profits becoming long-term trends.

ƒ	Restructuring of distressed industries and large corporations and delayed recovery of the real economy may adversely affect the profitability and asset quality of banks.

Since the first half of 2014, the real economy of major countries, such as the U.S. and China, have shown some signs of improvement, and there are indications that the strong preference for low risk assets in the financial markets may weaken. As a result, the possibility that market interest rates may change according to changes in domestic and foreign economic conditions, independent of the mid- to long-term trend of low interest rates, cannot be excluded, and banks must preemptively anticipate and respond to such changes. Failure to actively and preemptively respond to such changes may weaken profitability. Therefore, investors should note that swift responses to changes in the domestic and international business cycles and economic conditions are necessary in the banking industry.

(6) Due to structural issues in the domestic banking industry, competition among banks and with other financial industries may increase. Investors should note the possibility of industry-wide changes and increased competition for expansion in size through privatization and M&A.

The banking industry requires economies of scale to achieve a certain level of profit due to high fixed costs to maintain branches, requirements for capital adequacy and restrictions on excessively risky assets.

After the 1997 foreign exchange crisis, the domestic banking industry experienced growth through M&A. Banks have grown in size, first with the establishment of the Company in April 2001, then the establishment of Shinhan Financial Group Co., Ltd. in September 2001, the establishment of a new bank resulting from the merger of Kookmin Bank and Housing & Commercial Bank in November 2001, the merger of Peace Bank of Korea and Hanvit Bank in December 2001, the acquisition of Seoul Bank by Hana Bank in November 2002, the acquisition of Chohung Bank as a subsidiary by Shinhan Financial Group Co., Ltd. in July 2003, the acquisition of Hanmi Bank by Citigroup in May 2004 and the acquisition of Korea First Bank by Standard Chartered in April 2005.

Recently, the merger of Korea Development Bank and Korea Finance Corporation has commenced along with the privatization of the Company, Hana Financial Group Inc. has acquired Korea Exchange Bank, and NongHyup Financial Group Inc. was established in March 2012. With the expected increase in M&A between banks in the future, competition with other banks and financial institutions may increase. Investors should note the possibility of industry-wide changes and increased competition for expansion in size through such privatization and M&A transactions.

Non-Surviving Entity: The Company

(1) After consummation of the Merger, the Company, the non-surviving entity, will cease to exist and will no longer operate as a financial holding company within the meaning of the Financial Holding Companies Act. As such, this Securities Registration Statement does not discuss risks specifically relating to the business of the Company. Following the consummation of the Merger, however, the dissolution of the financial holding company which existed for the management of its subsidiaries, may adversely affect managerial efficiency and expertise with respect to the subsidiaries.

Upon consummation of the Merger, the Company, the non-surviving entity, will cease to exist and will no longer operate as a financial holding company within the meaning of the Financial Holding Companies Act. Accordingly, this Securities Registration Statement does not discuss risks specifically relating to the business of the Company. Because a financial holding company that manages the operations of its subsidiaries will no longer exist, however, managerial efficiency and expertise with respect to the subsidiaries may be adversely affected.

After the Merger, the task of managing the operations of the subsidiaries will be transferred from the Company to the Bank. Once such subsidiaries become consolidated subsidiaries of the Bank, the results of operations and competitiveness of the subsidiaries will directly impact the profits and competitiveness of the Bank. As such, any deterioration in the profitability of such subsidiaries may adversely affect the profitability of the Bank.

(2) The results of operations of a financial holding company are directly impacted by the results of operations of its subsidiaries. As such, it is essential that investors understand the businesses of the Company’s subsidiaries in order to understand the competitive landscape and results of operations of the Company itself. Today’s financial industry is driven by intense competition and pressure for restructuring to achieve economies of scale, and any deterioration in competitiveness at the subsidiary level may adversely affect the competitiveness and results of operations of the holding company. Accordingly, investors are encouraged to consider the business of each subsidiary of the Company that will become a consolidated subsidiary of the Bank upon consummation of the Merger.

The financial status of the Company’s subsidiaries is as follows:

[Summary Financial Status of the Company’s Subsidiaries]

(Unit: KRW millions, %)

Subsidiary	Assets	Percentage[1]	Liabilities	Equity	Net Income
Woori Bank	252,139,787	97.5	234,051,757	18,088,030	526,730
Woori FIS	258,072	0.1	220,072	38,000	537
Woori Private Equity	90,466	0.0	47,525	42,941	2,214
Woori Finance Research Institute	4,157	0.0	753	3,404	225
Woori Card	5,307,094	2.1	4,171,316	1,135,778	34,563
Woori Investment Bank	987,350	0.4	850,427	136,923	2,588

*	Source: Consolidated financial statements as of June 30, 2014, before elimination of intercompany transactions.

1.	Percentage of the Company’s total assets (KRW 258,660,716 million) based on the Company’s consolidated financial statements.

•	Commercial Banking (Woori Bank)

Please refer to the risk factors of the Bank discussed above.

•	Credit Card Business (Woori Card)

(3) Domestic credit card issuers recorded a total net income of KRW 1.7 trillion in 2013, an increase of KRW 0.4 trillion, or 30.02%, compared to 2012, due primarily to a decrease in bad debt expenses in respect of credit card balances and decrease in funding costs as a result of low interest rates. It is expected, however, that the profitability of credit card issuers will be adversely affected by increased usage of debit cards, regulatory pressures to lower merchant fees and increases in bad debt expenses. In particular, profitability will likely decrease throughout 2014 due to incidents of security breaches that caused inappropriate disclosure of sensitive customer information as well as the business suspension of certain credit card issuers. Investors should be aware of such risks.

For the past few years, the credit card industry in Korea has experienced an overall decrease in growth and profitability due mainly to regulatory pressures to reduce merchant fees, heightened requirements for provisioning for credit loss, economic slowdown coupled with the inability of Korean consumers to manage increased household debt resulting in increased bad debt expenses, and increase in marketing expenses caused by intense market competition. In 2013, however, domestic credit card issuers recorded a total net income of KRW 1.7 trillion, an increase of KRW 0.4 trillion, or 30.02%, compared to 2012, primarily as a result of a sharp decrease in provisions for credit losses compared to 2012 and a decrease in funding costs due to sustained low interest rates. In 2012, credit card issuers recognized a significant amount of provisions for credit losses due to heightened requirements for provisioning in respect of revolving cards that allow outstanding balances to be rolled over from month to month for a fee so long as a required minimum percentage is repaid. Net income increased in 2013 as such additional bad debt expenses did not occur and funding costs decreased as a result of sustained low interest rates. In 2014, however, it is expected that the profitability of domestic credit card issuers will generally decline due mainly to recent incidents of security breaches that caused inappropriate disclosure of confidential customer information and the business suspension of certain credit card issuers.

[Profitability of Credit Card Issuers]

(Unit: KRW billions,  %)

Item	1Q 2014	2013	2012	2011	2010	2009
Total assets (average balance)	83,386	81,589	78,266	75,908	49,977	43,287
Capital (average balance)	20,793	20,537	18,459	17,730	13,730	11,828
Net income before taxes	18,842	19,558	19,514	18,083	14,307	12,646
Net expenses before taxes	16,582	17,342	17,251	16,231	11,396	10,340
Total expenses	2,724	2,694	2,530	2,482	2,047	1,750
Net Income	1,805	1,702	1,309	1,532	2,722	1,861
Return on assets (ROA)	2.16	2.09	1.67	2.02	5.45	4.30
Return on equity (ROE)	8.68	8.29	7.09	8.64	19.83	15.73
Ratio of total expenses to total assets	3.2	3.30	3.23	3.27	4.10	4.04
Ratio of net income to total expenses	88.01	88.67	88.40	89.76	79.66	81.76

*	Source: FSS Financial Statistics Information System

It is expected that increased usage of debit cards, regulatory pressure to reduce merchant fees and increases in bad debt expenses will adversely affect the future profitability of the domestic credit card industry. In addition, credit card issuers will need to effectively manage delinquency ratios given the deterioration in economic indicators resulting from adverse conditions in the global economy and the inability of Korean consumers to manage increased household debt as a result of the continued downturn in the real estate sector. In particular, recent incidents of security breaches at KB Kookmin Card, Lotte Card and NH Nonghyup Card led to inappropriate disclosure of sensitive customer information and have prompted government investigations and demand for enhanced security measures. The profitability of credit card issuers may be adversely impacted as credit card issuers increase their investments in strengthening data security management while credit card usage by consumers is expected to decline.

(4) Over the past several years, credit card assets have increased by KRW 30.7 trillion, or 87.01%, from KRW 35.3 trillion as of December 31, 2010 to KRW 66.0 trillion as of March 31, 2014, due primarily to a continued increase in card loans. To increase sources of income, credit card issuers have actively engaged in extending card loans, thereby taking increased credit risks. Since the end of 2010, domestic credit card issuers have maintained delinquency ratios as set by the FSS (i.e., overdue by one month or more) within the range of 1.5~1.7% and NPL Ratios within the range of 1.2~1.4%, according to the FSS. However, an interest rate hike in the future may adversely affect the asset quality of credit card issuers that have extended a large amount of credit to debt-ridden households and high-risk borrowers. In addition, an economic slowdown in the future may cause an increase in delinquency ratios and bad debt expenses, resulting in further deterioration in the asset quality of credit card issuers. Investors should be aware of such issues.

[Credit Card Assets of Credit Card Issuers]

(Unit: KRW billions,  %)

Item	1Q 2014	2013	2012	2011	2010	2009
Credit card assets	66,009	67,173	62,415	60,455	35,297	27,360
(Provisions for credit losses)	2,118	2,041	1,953	2,007	1,154	1,264
Lump sum credit card sales	17,193	17,462	15,267	14,677	8,433	7,509
Installment credit card sales	17,250	17,826	18,323	17,419	9,416	7,409
Cash advance balance	5,760	5,842	6,017	6,562	3,675	3,294
Card loans	16,313	16,402	13,584	13,299	10,009	6,716
Others	11,630	11,701	11,196	10,535	4,919	3,696

*	Source: FSS Financial Statistics Information System

Due to a continued increase in card loans, credit card assets increased by KRW 4.8 trillion, or 7.62%, from KRW 62.4 trillion as of December 31, 2012 to KRW 67.2 trillion as of December 31, 2013. From December 31, 2013 to March 31, 2014, however, credit card assets decreased by KRW 1.2 trillion. By segment, credit card purchases decreased KRW 0.8 trillion, from KRW 35.3 trillion to KRW 34.4 trillion, and card loans decreased by KRW 0.1 trillion, from KRW 16.4 trillion to KRW 16.3 trillion. Cash advance balances have continuously declined from KRW 13.3 trillion as of December 31, 2011 to KRW 5.8 trillion as of March 31, 2014. Although card loans decreased by KRW 0.1 trillion during the first quarter of 2014, credit card issuers are actively providing card loans despite greater credit risk in order to increase sources of income. As such, an interest rate hike in the future may adversely affect the asset quality of credit card issuers that have extended a large amount of credit to debt-ridden households and high-risk borrowers.

[Asset Classification of Credit Card Issuers]

(Unit: KRW billions,  %)

Item	1Q 2014	2013	2012	2011	2010	2009
Total loans	77,401	78,640	75,299	73,075	41,584	33,131
Asset classification
Substandard	34	19	15	12	9	10
Doubtful	601	582	469	440	212	187
Estimated loss	426	384	473	424	328	467
Substandard and below	1,060	985	956	876	549	664
Required provisions for credit losses	5,396	5,377	4,907	4,003	2,412	2,296
Recorded provisions for credit losses	5,305	5,313	5,044	4,379	2,521	2,460
Non-performing loans as a percentage of total loans	1.37	1.25	1.27	1.20	1.32	2.00
Provisions for credit losses as a percentage of required provisions for credit losses	98.31	98.81	102.78	109.40	104.51	107.14
Provisions for credit losses as a percentage of total loans	6.85	6.76	6.70	5.99	6.06	7.43
Provisions for credit losses as a percentage of non-performing loans	500	539	527	500	459	371
Total loans for calculation of delinquency ratio	77,401	78,869	75,299	72,937	52,184	43,856
Balance overdue for under 1 month	317	328	353	367	227	219
Balance overdue for 1~3 months	573	555	546	584	336	293
Balance overdue for 3~6 months	554	518	387	390	209	206
Balance overdue for over 6 months	172	132	273	175	154	282
Net balance overdue for 1 month or over	1,300	1,205	1,206	1,149	698	781
Delinquency ratio for balances overdue by 30 days or more	1.68	1.53	1.60	1.57	1.34	1.78

*	Source: FSS Financial Statistics Information System

The asset quality of domestic credit card issuers has remained relatively stable since 2010. According to the FSS, the delinquency ratio for outstanding balances overdue by 30 days or more declined to 1.34% by the end of 2010 and has since remained within the range of 1.5~1.7%, and the NPL Ratio has remained within the range of 1.2~1.4% since 2010. Asset quality has remained stable due to the continued efforts by credit card issuers to enhance their asset quality through reduction in loan refinancing, increased charge-offs and active credit monitoring of cardholders. In the event of an economic slowdown in the future, however, the asset quality of credit card issuers may deteriorate due to increases in delinquency ratios and bad debt expenses. Investors should be aware of such issues.

•	Merchant Banking (Woori Investment Bank)

(5) The merchant banking business has been slow since the 1997 foreign exchange crisis, and operating results have not recovered since. The current administration’s policy seems to favor the integration of merchant banking into the securities business instead of actively supporting merchant banking as a standalone business, and therefore, significant increase in merchant banking activities seems unlikely. Investors should be aware of such issues.

Merchant banks were established pursuant to the 1975 Merchant Banks Act of Korea to finance Korea’s economic development in the 1970s and further develop the domestic financial industry through the introduction of advanced financing techniques. Prior to the 1997 foreign exchange crisis, merchant banks had achieved strong growth and high profitability with strengths in foreign currency leasing and cross-border financing.

Merchant banks struggled in the aftermath of the 1997 foreign exchange crisis that led Korea to receive IMF-led rescue loans, and their results of operations continued to deteriorate due to slow business across all merchant banking segments and business strategies designed to minimize risk. As a result, many merchant banks closed down or were sold. Today, while there are three other financial institutions (Shinhan Bank, Korea Exchange Bank and Meritz Securities Co., Ltd.) that engage in merchant banking on a non-exclusive basis, Woori Investment Bank (previously Kumho Merchant Bank; the name change was approved at the shareholders’ meeting held on October 2, 2013) is the only financial institution in Korea that is exclusively dedicated to the merchant banking business. As such, its merchant banking license has no expiry date, but in the event it is merged with another financial institution and expands its business to other areas, its merchant banking license term will be limited to 10 years, after which it will no longer be permitted to engage in merchant banking. As of the date of submission of this Securities Registration Statement, there is no plan for such a merger.

Since the enactment of the FISCMA, which allows financial institutions to engage in multiple financial investment businesses, domestic financial institutions have expanded their business areas to include comprehensive asset management and investment banking services. This trend presents new opportunities for merchant banks as their business encompasses diverse business areas. However, sustained growth of merchant banks may be limited by a number of factors such as the limit on the number of branch offices, lower barriers to entry for non-merchant bank financial institutions and intense market competition. Investors should be aware of such risks.

(6) Merchant banks have experienced decreases in deposits and loans due to intense competition with other financial institutions such as commercial banks and securities firms. For example, deposits relating to bills issued decreased by KRW 206 billion, from KRW 603 billion to KRW 397 billion as of March 31, 2013 and 2014, respectively. During the same period, deposits relating to cash management accounts also decreased by KRW 7 billion to KRW 338 billion. Similarly, bills discounted decreased from KRW 409 billion to KRW 65 billion between March 31, 2010 and March 31, 2014. As the only financial institution in Korea that is exclusively engaged in merchant banking, Woori Investment Bank has experienced deterioration in its business environment as its accumulated deficit since 2010 has resulted in an impairment of capital, which has in turn reduced its shareholders’ equity and restricted its operating boundaries. In order to overcome such difficulties, Woori Investment Bank increased its capital by KRW 69.8 billion through the issuance of new shares in June 2014 and is seeking to generate income from new businesses such as investing in non-performing loans and lease financing. Investors should be cautious of the general slump in the business.

Merchant banks have experienced decreases in deposits and loans due to intense competition with other financial institutions such as commercial banks and securities firms. For example, deposits relating to bills issued decreased by KRW 206 billion, from KRW 603 billion to KRW 397 billion as of March 31, 2013 and 2014, respectively. During the same period, deposits relating to cash management accounts also decreased by KRW 7 billion to KRW 338 billion. Similarly, bills discounted decreased from KRW 409 billion to KRW 65 billion between March 31, 2010 and March 31, 2014.

As the only financial institution in Korea that is exclusively engaged in merchant banking, Woori Investment Bank has recorded net losses due to a downturn in the domestic construction industry that resulted in a growing number of defaults on real estate project finance loans since 2010. Accumulated deficits resulted in an impairment of capital, which in turn led to a reduction in operating boundaries and further deterioration in its business environment. While real estate project finance loans and mid- to long-term loans deliver relatively high returns and were traditionally the two primary sources of income, Woori Investment Bank did not pursue such loans due to their high level of risk exposure and the potential adverse impact on its asset quality and exposure limits. In order to overcome such difficulties, Woori Investment Bank increased its capital by KRW 69.8 billion through the issuance of new shares in June 2014 and is seeking to generate income from new businesses such as investing in non-performing loans and lease financing. Rather than focusing solely on the interest rate spread between deposits and loans to increase profits, Woori Investment Bank will need to actively target niche markets and continue to cultivate new sources of income in order to enhance its profitability.

[Major Funding Sources of Merchant Banks]

(Unit: KRW billions,  %)

Item	March 2014	March 2013	March 2012	March 2011	March 2010
Short-term financial instruments	735	949	993	1,280	2,410
Bills issued	397	603	637	916	1,813
Cash management account deposits	338	345	356	364	597
Short-term borrowings	—	14	77	89	182
Borrowings in local currency	—	14	65	48	76
Borrowings in foreign currencies	—	—	12	40	105
Medium-term financing	46	61	59	95	421
Debentures and certificates of deposit	46	61	59	45	337
Medium-term borrowings in local currency	—	—	—	32	40
Medium-term borrowings in foreign currencies	—	—	—	18	45
Capital and reserves	82	39	76	181	382
Others	132	257	175	158	174
Total funding	995	1,320	1,380	1,803	3,569
Cash and deposits	87	200	154	313	691
Short-term loans	65	82	71	84	414

Item	March 2014	March 2013	March 2012	March 2011	March 2010
Corporate bills discounted	65	82	71	84	409
Short-term loans in local currency	5	12	11	14	29
Operating assets of cash management accounts	332	337	342	352	575
Bills discounted	299	284	283	274	471
Securities	33	53	59	78	71
Medium-term loans	169	245	344	412	1,002
Leased assets	—	—	—	2	175
Medium-term loans in local currency	167	244	337	409	826
Medium-term loans in foreign currency	1	1	7	1	—
Securities	208	203	342	474	732
Securities in local currency	207	203	342	441	631
Securities in foreign currencies	1	1	1	68	200
Loans overdue and advances	—	8	2	2	5
Premises and equipment	3	3	4	18	19
Provisions for credit losses	(48)	(73)	(93)	(32)	(32)
Others	174	303	203	166	134
Total managed funds	995	1,320	1,380	1,803	3,569

*	Source: FSS Financial Statistics Information System

Financial institutions have been seeking to achieve economies of scale by expanding their business areas through mergers and acquisitions. To keep up with this trend, merchant banks require changes in various aspects to compensate for their limited size and operating network. Furthermore, the current administration’s policy seems to favor integration of merchant banking into the securities business instead of actively supporting merchant banking as a standalone business. In addition, as the merchant banking business is highly susceptible to local economic conditions, conditions in the Korean economy may adversely affect the profitability and growth outlook of Woori Investment Bank. Investors should be aware of such characteristics of the industry.

•	Common: Financial Industry

(7) Advances in information technology have led to an emphasis on data privacy. Amid growing concerns for the protection of personal data, several recent incidents of security breaches at certain financial institutions that caused inappropriate exposure of sensitive customer information have prompted financial institutions to strengthen data security measures based on internal control procedures. The Company and its subsidiaries, including the Bank, have stepped up their internal control processes with respect to access to customer records as well as security measures for data protection, all in an effort to protect customer data. In the event personal data is compromised, however, the Company and its subsidiaries may be exposed to class action suits that may result in significant liability, increased operational expenses and/or reputational risk, as well as regulatory action or other sanctions, all of which may have a material adverse effect on their businesses, results of operations and financial condition.

Following recent incidents of inappropriate exposure of customer data by certain financial institutions, data privacy has become a material business consideration in the management of financial institutions. According to the financial regulatory authorities, a significant amount of customer information maintained at certain commercial banks was inappropriately released to loan sales agents, and between December 2012 and December 2013, approximately 104 million units of personal data was leaked from three credit card issuers through third-party service providers.

The compromise of customer records and other security breaches may have a material adverse effect on the business, results of operation and financial condition of a financial institution, as such incidents may expose such financial institution to class action suits that may result in significant liability, increased operational expenses relating to customer service and other follow-up measures, potential liability resulting from fraudulent transactions, punitive fines by regulatory authorities, regulatory sanctions against such financial institution and its management, and loss of customer confidence as well as reputational damage. The Company and its subsidiaries, including the Bank, have endeavored to safeguard customer data by stepping up their internal control processes with respect to access to customer records as well as security measures for data protection.

Despite such efforts, however, financial institutions will continue to be subject to potential security breaches that may be caused by employees or third parties or result from hacking or other illegal activities. Any future data breaches may have a material adverse effect on the business, results of operations and financial condition of the relevant financial institutions.

B.	Company Risks

Surviving Entity: The Bank

(1) After 2011, NIM declined due to the decrease in the base rate and intense competition in interest rates within the household loan sector. This downward trend continued throughout the first half of 2014 (2011 2.46%g1H 2014 1.60%). Due to slow economic growth and continuing low interest rates, the momentum for profit growth through the interest rate spread between deposits and loans is expected to slow, and NIM is not expected to significantly improve. Investors should be aware of such risks.

Decline in the demand for funding and the low interest rate environment due to a stagnant economy have both a direct and indirect impact on the profitability of the Bank. In addition, rapid changes in the competitive environment caused by technological advancement and social pressure regarding the social responsibility of banks have changed the basic environment of the banking industry. Such changes may contribute to prolonging low profitability.

The Bank’s NIM improved to 2.46 % in 2011 due in large part to the rise of the base rate that had declined after the global financial crisis in 2008, the increase in the proportion of low cost deposits, such as demand deposits and savings deposits, and the preference for low risk assets. However, NIM declined again due to the lower base rate and intense interest rate competition within the household loan market, and such decline persisted in the first half of 2014. Although the government’s current policies, such as support for SME and plans to normalize the real estate market, may have a positive impact on the growth and profitability of the Bank, significant improvement in NIM is highly unlikely given the continuing low interest rate environment and the government’s policies and regulations such as the “Plan to Improve Household Debt Structure.”

[Major Profitability Index]

(Unit:  %)

Item	1H 2014	2013	2012	2011
NIM	1.60	1.82	2.35	2.46

*	Based on K-IFRS separate financial statements

The Bank also faces the risk that the trend of low interest rates and slow growth will persist under the expectation that the momentum for profit growth through the interest rate spread between deposits and loans will weaken. Accordingly, the Bank plans to take strategic action in light of such environment, by strengthening competitiveness through expanding “Smart” financial services such as “mobile digital savings accounts,” which should allow the Bank to discover new profit-making opportunities and prepare for the risks caused by changes in the financial environment, and by entering the global market. In addition, the Bank continues to work to improve management efficiency by increasing operational efficiency, expanding the rate of growth by enlarging its client base and securing quality assets, while also aiming to build a base to gain a competitive edge amid intense competition by exemplifying social responsibility through the provision of microfinance support. Investors should be aware that future profitability may change based on the Bank’s responsive measures to low profitability.

(2) The Bank’s funding is highly dependent on deposits (70.15% of total funding amount as of 1H 2014), and funding costs are decreasing due to continuation of low interest rates. The Bank’s funding structure continues to be dominated by deposits. The Bank’s proportion of deposits to total funding (68.37% in 2013) exceeded the average for commercial banks (62.95% in 2013). Stability in funding may weaken if preference for risky assets increases due to recovery of the global economy, lowered thresholds of taxation on financial income (KRW 40 milliongKRW 20 million) and recovery in the securities market. Investors must be aware of such risks relating to the stability of the Bank’s funding.

The Bank’s funding is highly dependent on deposits (70.15% of the total funding amount as of 1H 2014), while funding through financial liabilities, such as borrowings and debentures, has decreased in proportion (8.16%). Despite the low interest rate environment after 2009, the Bank’s inflow of deposits has steadily grown due to the increased demand for low-risk products in the banking industry. Funding has been relatively stable with funding through marketable funds, such as the issuance of bank debentures, occurring on a limited basis. In addition, funding costs continue to decrease due to the continuation of low interest rates. Interest costs are expected to decrease further as previously issued bonds with high interest rates are repaid. The Bank’s funding structure continues to be dominated by deposits, with the proportion of deposits in 2013 (68.37%) exceeding the average for commercial banks for the same period (62.95%).

[Banking Account Funding Sources]

(Unit: KRW millions,  %)

Classification	Funding Source	1H 2014			2013			2012
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
	Deposits received in local currency	154,710,217	2.29	66.85	146,162,283	2.51	65.13	144,457,252	3.05	63.37
	Certificates of deposit	2,968,646	2.77	1.28	2,316,413	2.80	1.03	694,349	3.50	0.31
Local currency funds	Borrowings in local currency	5,410,564	2.36	2.34	4,696,737	2.28	2.09	4,519,907	2.34	1.98
	Call money in local currency	935,959	2.44	0.40	1,207,035	2.56	0.54	1,800,978	3.03	0.79
	Others	15,250,862	3.94	6.59	15,394,073	4.20	6.86	16,872,368	4.80	7.40
	Subtotal	179,276,248	2.44	77.46	169,776,541	2.66	75.65	168,344,854	3.21	73.85
Foreign currency funds	Deposits received in foreign currencies	7,632,590	0.44	3.30	7,280,806	0.49	3.24	7,576,437	0.60	3.32
	Borrowings in foreign currencies	5,834,795	0.61	2.52	7,477,963	0.66	3.33	9,129,113	1.02	4.00
	Call money in foreign currencies	1,175,367	0.60	0.51	449,726	0.77	0.20	428,592	0.66	0.19
	Debentures in foreign currencies	5,522,152	3.66	2.39	5,252,757	4.01	2.34	5,504,170	4.06	2.41
	Others	1,005,251	1.00	0.43	1,231,130	1.47	0.55	1,568,250	1.59	0.69
	Subtotal	21,170,155	1.36	9.15	21,692,382	1.46	9.66	24,206,562	1.61	10.61
Other	Total capital	18,252,746		7.88	18,391,558		8.20	18,617,443		8.17
	Provisions	642,318		0.28	654,036		0.29	732,391		0.32
	Others	12,097,735		5.23	13,908,781		6.20	16,070,315		7.05
	Subtotal	30,992,799		13.39	32,954,375		14.69	35,420,149		15.54
Total		231,439,202	2.01	100.00	224,423,298	2.15	100.00	227,971,565	2.54	100.00

1.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans

*	Checks for deposit = total checks – checks for loan repayment – call money
*	Interest for the calculation of the interest rate is the sum of the deposit and installment interest and deposit insurance fee
2.	Deposits received in foreign currencies = deposits received in foreign currencies + overseas deposits received in foreign currencies
3.	Borrowings in foreign currencies = borrowings in foreign currencies + trust funds in foreign currencies + overseas borrowings in foreign currencies
4.	Debentures in foreign currencies = debentures in foreign currencies + overseas debentures in foreign currencies
5.	Based on K-IFRS separate financial statements
6.	Excluding merchant banking accounts
7.	Excluding trust accounts

[Major Funding Sources of Commercial Banks]

(Unit: KRW billions,  %)

Item	1Q 2014		2013		2012		2011		2010		2009
	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage	Average Balance	Percentage
Cost funding	993,763	79.58	977,675	79.07	982,380	79.17	946,880	78.64	931,703	78.98	928,947	77.42
Deposits	795,139	63.68	778,393	62.95	767,396	61.83	715,778	59.45	652,097	55.28	568,327	47.37
Deposits in local currency	748,703	59.96	733,727	59.34	722,180	58.19	681,600	56.61	617,819	52.37	528,031	44.01
Deposits in foreign currencies	46,436	3.72	44,666	3.61	45,216	3.64	34,178	2.84	34,278	2.91	40,296	3.36
Marketable funds	198,624	15.91	199,282	16.12	214,984	17.34	231,102	19.19	279,606	23.70	360,620	30.05
Certificates of deposit	12,481	1.00	11,610	0.94	13,632	1.10	23,499	1.95	52,876	4.48	91,867	7.66
Borrowings in local currency	39,729	3.18	38,297	3.10	35,517	2.86	32,521	2.70	32,806	2.78	32,960	2.75
Debentures in local currency	67,122	5.38	67,043	5.42	72,918	5.88	77,941	6.47	100,499	8.52	119,038	9.92
Other funding in local currency	19,503	1.56	19,355	1.57	18,353	1.48	21,273	1.77	18,270	1.55	29,562	2.46
Borrowings in foreign currencies	38,044	3.05	41,653	3.37	53,451	4.31	56,023	4.65	52,421	4.44	65,010	5.42
Debentures in foreign currencies	19,867	1.59	19,446	1.57	19,184	1.55	18,185	1.51	21,140	1.79	20,933	1.74
Other funding in foreign currencies	1,878	0.15	1,878	0.15	1,929	0.16	1,660	0.14	1,594	0.14	1,250	0.10

*	Source: FSS Financial Statistics Information System

The demand for low-risk assets, which grew as a result of the financial crisis, may decrease due to expectations that the global economy will recover and lowered thresholds of taxation on financial income (KRW 40 millionàKRW 20 million). In addition, if securities markets recover while interest rates remain low, the preference for risky assets may increase, resulting in a shift in funding to non-banking funds and wrap accounts. In such case, there is risk of the Bank’s stability of funding and profitability declining in the mid-to-long term. Investors should be cautious about such risks in the stability of funding caused by cyclical changes and changes in investment tendencies.

(3) The Bank’s proportion of corporate loans (48.1% for 1H 2014) is higher than that of household loans (31.0% for 1H 2014). The proportion of corporate loans is decreasing (from 52.0% in 2010 to 48.1% for 1H 2014), however, due to corporate distress and decline in credit ratings. The Bank’s asset quality is heavily dependent on the real estate market as 40.7% of all loans are real estate mortgage loans, 91.3% of all security is real estate, and 26% of corporate loans are in the real estate, rental and construction industries. Although the real estate market has shown signs of recovery since early 2014, recovery is not certain, and investors should continue to be cautious of a potential decline in the Bank’s asset quality due to fluctuations in the real estate market. The Bank’s NPL Ratio increased rapidly to 2.99% in 2013 due to the increase in non-performing loans to large corporations, which were mainly concentrated in the construction and shipbuilding industries. Although the ratio improved slightly to 2.70% during the first quarter of 2014 and 2.51% for the first half of 2014, it is still higher than the average for commercial banks (1.69%). Accordingly, the ratio of provisions for credit losses as of the first quarter of 2014 was 84.05% (88.26% for 1H 2014), lower than the average for commercial banks (113.43%). Despite actively managing its asset quality by preemptively establishing reserves and selling off non-performing loans, the Bank’s asset quality must continue to be monitored in light of the depressed domestic economy and real estate market, excessive household loans relative to household income and the weak financial conditions of SMEs. Investors should be aware of such issues.

The Bank’s proportion of loans to total assets as of the end of June 2014 (based on separate financial statements) was 75.48%, and other assets consisted of liquid securities (largely government bonds), cash and deposits. As the Bank’s strengths lie in corporate finance, the proportion of corporate loans (48.1% for 1H 2014) is higher than that of household loans (31.0% for 1H 2014), yet the proportion of corporate loans decreased from 52.0% in 2010 to 48.1% in the first half of 2014.

[Classification of Loans by Use of Funds]

(Unit: KRW billions,  %)

Classification		1H 2014		2013		2012		2011		2010
		Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Corporate loans	Working capital loans	50,582	31.6	50,482	32.4	50,360	34.8	50,573	35.1	53,213	37.6
	Equipment loans	26,525	16.5	25,299	16.2	22,165	15.3	22,165	15.4	20,286	14.3
Household loans		49,713	31.0	50,802	32.6	52,793	36.5	52,793	36.6	53,270	37.7
Public and other loans	Working capital loans	3,891	2.4	3,897	2.5	1,294	0.9	1,272	0.9	2,208	1.6
	Equipment loans	1,940	1.2	1,810	1.2	1,712	1.2	1,211	0.8	1,019	0.7
Mortgage loans		26,420	16.5	22,341	14.3	14,864	10.3	14,864	10.3	10,571	7.5
Loans to banks		1,166	0.7	1,228	0.8	1,362	0.9	1,362	0.9	883	0.6
Others loans		57	0.0	59	0.0	66	0.0	0	0.0	0	0.0
Total		160,294	100.0	155,918	100.0	144,616	100.0	144,240	100.0	141,400	100.0

*	Source: FSS Financial Statistics Information System
1.	Balance of loans in local currency based on K-IFRS consolidated financial statements.
2.	Amounts before reflecting present value discount.
3.	Mortgage loans include mortgage loans of corporate/household/public and other loans, and corporate/household/public and other loans exclude mortgage loans.

Such trend is due to the increase in the proportion of household loans caused by the increase in residential mortgage loans, which have lower loss rates, as well as the decrease in corporate loans caused by a decline in large businesses and low credit ratings of SMEs. As of the end of 2013, both corporate and household loans had decreased, while public loans and other loans significantly increased. During the first half of 2014, household loans decreased, while corporate loans slightly increased.

[Local Currency Loans by Security Type]

(Unit: KRW billions,  %)

Classification	1H 2014		2013		2012		2011		2010
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Collateral	70,438	44.6	69,941	45.0	65,496	45.5	63,909	45.5	58,506	43.5
Real estate	64,279	40.7	63,678	41.0	58,924	41.0	57,110	40.7	52,855	39.3
Movable assets	29	0.0	28	0.0	15	0.0	0	0.0	0	0.0
Securities	279	0.2	295	0.2	605	0.4	813	0.6	900	0.7
Deposits	1,956	1.2	2,107	1.4	2,219	1.5	2,519	1.8	2,258	1.7
Others	3,895	2.5	3,833	2.5	3,732	2.6	3,467	2.5	2,493	1.9
Guarantee	17,368	11.0	16,210	10.4	12,320	8.6	10,779	7.7	9,750	7.3
Credit	70,068	44.4	69,263	44.6	65,985	45.9	65,789	46.8	66,168	49.2
Total	157,874	100.0	155,413	100.0	143,800	100.0	140,477	100.0	134,424	100.0

*	Source: FSS Financial Statistics Information System
1.	Balance of loans in local currency based on K-IFRS separate financial statements.

As 40.7% of all loans of the Bank are real estate mortgage loans, 91.3% of all security of the Bank is real estate, and 26% of corporate loans of the Bank are in the real estate, rental and construction industries, the real estate market has a significant impact on the Bank’s asset quality. While the real estate market began showing signs of recovery early 2014, which is a positive factor towards strengthening the Bank’s asset quality, recovery is not certain, and investors should continue to be cautious about the possibility of a decline in the Bank’s asset quality due to the recession in the real estate market.

[Composition of Corporate Loans by Industry]

Classification	Manufacturing	Real estate and rental	Wholesale/retail	Construction	Food/lodging	Others
Percentages	35%	19%	14%	7%	4%	21%

*	Source: FSS Financial Statistics Information System
1.	Numbers are the weighted averages of corporate loans pursuant to the loan ratio for each industry for the past three years.

At the end of 2010, the Bank’s NPL Ratio reached a high of 3.34% because of the economic slowdown after the global financial crisis and the resulting increase in non-performing loans. In 2012, through the active restructuring of distressed debt, the Bank’s asset quality improved and its NPL Ratio reached 1.66%. However, in 2013, the NPL Ratio increased again to 2.99% due to the rapid increase in non-performing loans made to conglomerates concentrated in the construction and shipbuilding industries. Although the ratio slightly improved to 2.70% during the first quarter of 2014 (2.51% for 1H 2014), it is still higher than the average for commercial banks (1.69%).

Despite increasing provisions, due to the rapid increase in non-performing loans, the ratio of provisions for credit losses (i.e., reserves/non-performing loans), which reflects the capacity to absorb losses, sharply decreased from 146.92% as of the end of 2012 to 82.27% as of the end of 2013. The ratio improved slightly to 84.05% as of the first quarter of 2014 but is still lower than the average for commercial banks (113.43%). As a result, the Bank bears the burden of establishing additional provisions if corporations that are distressed borrowers fail to recover.

[NPL Ratios and Provisions for Credit Losses]

(Unit:  %)

Classification	Bank
	1H 2014	1Q 2014	2013	2012	2011	2010
Non-performing loans as a percentage of total loans	2.51	2.70	2.99	1.66	1.65	3.34
Non-performing loans as a percentage of corporate loans	3.75	4.04	4.53	2.37	2.28	4.97
Non-performing loans as a percentage of household loans	0.65	0.64	0.64	0.57	0.54	0.47
Provisions for credit losses as a percentage of non-performing loans	88.26	84.05	82.27	146.92	143.68	70.07

*	Source: Business reports, quarterly reports and half-year reports of the Bank

The Bank’s ratio of delinquent loans (i.e., loans in respect of which either principal or interest payments are overdue by one month or more) is at a reasonable level, and household loans and loans to SMEs are relatively well-managed in particular. While the ratio of delinquent corporate loans was maintained at a very low level up until 2011, such ratio increased considerably in 2012 due to refinancing caused by workouts and court receiverships (concentrated in loans to the construction and shipbuilding sectors). Recently, such ratio has decreased slightly but has failed to return to its previous level.

[Delinquency Rates by Type of Loan]

Classification	1H 2014	2013	2012	2011	2010
Total loans	1.13%	1.14%	1.20%	0.82%	0.99%
Corporate loans	1.62%	1.50%	1.72%	1.02%	1.10%
Household loans	0.73%	0.90%	0.70%	0.65%	0.47%
Card loans	—	—	1.97%	2.18%	1.72%
1.	Credit card business was transferred to Woori Card pursuant to the spin-off of the credit card business segment (spin-off date: April 1, 2013).
2.	Based on local currency banking account loans and trust accounts.

Despite actively managing asset quality indexes by preemptively establishing reserves and selling off non-performing loans, the Bank must continue to monitor its asset quality given the weak domestic economy and real estate market, excessive household loans relative to household income and weak financial conditions of SMEs. Investors should be aware of such issues.

(4) The Bank complies with the capital adequacy standards set forth by the financial supervisory authorities (minimum 4.5% Tier 1 common equity ratio, 6% Tier 1 capital ratio and 8% total capital ratio). The Bank has increased capital surplus and preemptively issued subordinated bonds and hybrid bonds in response to such standards despite the global financial crisis and economic recession, and the Bank’s capital adequacy has improved with the BIS capital adequacy ratio and Tier 1 capital ratio increasing to 15.5% and 12.7% respectively as of the end of 2013 when Basel III was implemented, compared to 14.7% and 11.4% respectively as of the end of 2012. In addition, as of the end of March 2014, the Bank’s BIS capital adequacy ratio of 15.4% and Tier 1 capital ratio of 12.8% were consistent with the averages for commercial banks (BIS capital adequacy ratio of 15.2% and Tier 1 capital ratio of 12.8%). However, investors should be aware that the Bank’s capital adequacy may decline in the future due to its lower asset quality relative to other banks.

The Bank complies with the capital adequacy standards set forth by financial supervisory authorities. The current capital adequacy standards, which were adopted in Korea in 2013, are based on Basel III, which was announced in 2010 by the Basel Committee on Banking Supervision of the Bank for International Settlements. Pursuant to such standards, domestic banks must maintain a minimum ratio of Tier 1 common equity capital to risk-weighted assets of 6.0%, Tier 1 capital to risk-weighted assets of 4.5% and Tier 1 and Tier 2 capital to risk-weighted assets of 8.0%.

The Bank’s capital based on the Enforcement Detailed Rules on the Supervision of the Banking Business is classified into the following three categories.

-	Tier 1 common equity capital: paid-in capital, capital surplus and retained earnings related to owner’s common equity and accumulated other comprehensive gains and losses.

-	Additional Tier 1 capital: paid-in capital and capital surplus related to hybrid Tier 1 capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt.

-	Tier 2 capital: paid-in capital and capital surplus related to Tier 2 capital instruments, allowances for loan losses set aside for loans classified as normal or precautionary (up to certain limits) and certain other subordinated debt.

Risk-weighted assets refer to assets that are weighed based on such risks as market volatility, credit risk of the transaction party and operational risks such as errors and external factors that may occur during internal process management. Banks calculate risk-weighted assets and BIS capital adequacy ratios using the sum of capital in accordance with the Enforcement Detailed Rules on the Supervision of the Banking Business, the minimum regulatory framework of the financial supervisory authorities.

The Bank prepares for potential losses on risk-exposed assets by establishing capital reserves. In addition to the BIS ratio, which is the minimum regulatory standard, the Bank assesses and utilizes capital adequacy under its own internal standards. Capital adequacy assessment compares available capital to economic capital and applies analyses of risky situations and items of additional use of capital. The assessment not only compares “unexpected loss” and “available capital” with respect to complying with the regulations of the financial supervisory authorities as well as the internal standards, but also includes analyses of risky scenarios. If the available capital is determined to be insufficient under the internal assessment, the Bank takes appropriate measures to rectify such situation, such as increasing its capital and strengthening its risk management.

The Bank maintains its risk management capacity through its stable profits and preemptive increases of capital. Despite the global economic crisis and economic recession, the Bank has maintained a stable level of capital adequacy by increasing capital surplus and preemptively issuing subordinated bonds and hybrid bonds.

[Debt Securities Recognized as Capital]

(Unit: KRW millions)

Issue Date	5.2.2007	6.20.2008	3.31.2009	4.25.2013	11.13.2013
Issue amount	930,900	255,000	1,000,000	500,000	200,000
Issue purpose	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital
Issue method	Public offering in Europe/private placement in U.S.	Public offering (underwriting)	Public offering (underwriting)	Public offering (underwriting)	Public offering (underwriting)
Listing status	Registered on Singapore Exchange	Listed	Listed	Listed	Listed
Outstanding balance (face value)	930,900	255,000	499,998	500,000	200,000
Basis for accounting on capital	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest)	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest)	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest)	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest)	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest)

Issue Date	5.2.2007	6.20.2008	3.31.2009	4.25.2013	11.13.2013
Accumulated unpaid interest	None	None	None	None	None
Maturity and early repayment date	Maturity date: 5.2.2037 * May exercise call option on interest payment dates from 5.2.2017	Maturity date: 6.20.2038 * May exercise call option every 6.20 starting from 2018	Maturity date: 3.31.2039 * May exercise call option from 3.31.2014	Maturity date: 4.25.2043 * May exercise call option on interest payment dates from 4.25.2023	Maturity date: 11.13.2043 * May exercise call option after 11.13.2023
Interest rate	6.208	7.73	6.66	4.40	5.68
Seniority	Subordinate to Tier 2	Subordinate to Tier 2	Subordinate to Tier 2	Subordinate to Tier 2	Subordinate to Tier 2
Other conditions noteworthy to investors	Step-up clause (interest rate changes from 5.2.2017 to three month Libor + 2.044%)	Step-up clause (interest rate changes to government bond 10 years + 2.90% before the call exercise date)	No step-up clause	No step-up clause	No step-up clause
Repayment (as of 6.30.2014)	—	—	Repayment complete	—	—

*	Source: Business reports of the Bank

As of December 31, 2013 when Basel III was implemented, the Bank’s BIS capital adequacy ratio and Tier 1 capital ratio were 15.5% and 12.7%, respectively, which improved from 14.7% and 11.4%, respectively, as of December 31, 2012 due to the decrease in risk-weighted assets and increase in mortgage loans. In addition, as of March 31, 2014, the Bank’s BIS capital adequacy ratio of 15.4% and Tier 1 capital ratio of 12.8% were consistent with the averages for commercial banks (BIS capital adequacy ratio of 15.2% and Tier 1 capital ratio of 12.8%).However, investors should be aware that the Bank’s capital adequacy may decline in the future due to its lower asset quality relative to other banks.

[BIS Capital Adequacy Ratio Trends]

(Unit:  %)

Classification	The Bank					Average of Commercial Banks
	1H 2014	1Q 2014	2013	2012	2011	1Q 2014	2013	2012	2011
BIS capital adequacy ratio	16.2	15.4	15.5	14.7	13.8	15.2	15.4	14.9	14.3
Tier 1 capital ratio	12.8	12.8	12.7	11.4	10.7	12.8	12.7	11.5	11.1
Tier 1 common equity capital ratio	11.3	11.3	11.1	—	—	12.2	12.0	—	—

*	Source: FSS Financial Statistics Information System and half-year reports of the Bank
1.	BIS capital adequacy ratio = (Capital / risk-weighted assets) x 100
2.	Tier 1 capital: Consists of Tier 1 common equity capital and additional Tier 1 capital
3.	Tier 1 common equity capital: consists of paid-in capital, capital surplus and retained earnings related to owner’s common equity and accumulated other comprehensive gains and losses, etc.
4.	Based on K-IFRS consolidated financial satements.

(5) The KDIC is proceeding with the privatization of the Company and its subsidiaries to facilitate the Korean government’s objective of privatizing government invested financial institutions. The FSC announced the Privatization Plan on June 26, 2013 through a press release, and the sales of the regional banking subsidiaries and Woori Investment & Securities and other subsidiaries is complete. Currently, the Merger between the Bank and the Company is being conducted in accordance with the Privatization Plan for the Bank announced on June 23, 2014. Please be aware that the Bank’s corporate governance structure may change pursuant to the outcome of the sale of the Bank.

The FSC announced the Privatization Plan on June 26, 2013 through a press release to conduct the privatization of the Company and its subsidiaries, Woori Finance Group (the “Group”), and facilitate the Korean government’s objective of privatizing government-invested financial institutions. The basic plan involves dividing the Group into different structures for separate sales based on market demand (e.g., demand of potential investors by subsidiary), and the Company grouped its fourteen subsidiaries into three groups for the KDIC or the Company to sell off. The spin-off of regional banks (Step 1) and the sale of the brokerage unit subsidiaries (Step 2) have been completed as of date of this Securities Registration Statement.

Classification	Regional Banks	Brokerage Unit	Woori Bank
Subsidiary companies within the Group	Kyongnam Bank Kwangju Bank	Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I, Woori Financial	Woori Bank, Woori Card, Woori Private Equity, Woori Investment Bank, Woori FIS, Woori Finance Research Institute

<Spin-off of Regional Banks>

The KDIC, the largest shareholder of the Company, announced the sale of its equity interest in Kyongnam Bank and Kwangju Bank on July 15, 2013, and the Company approved the spin-off of the two subsidiaries at the extraordinary general meeting of shareholders on January 28, 2014. Following the spin-off on May 1, 2014, Kyongnam Bank and Kwangju Bank were excluded from the Company’s subsidiaries.

<Sale of Brokerage Unit Subsidiaries>

The Company entered into share purchase agreements for the sale of its ownership interest in Woori Financial and Woori Asset Management to KB Financial Group Inc. and Kiwoom Securities Co., Ltd., respectively, on February 24, 2014, and completed the sale of Woori Financial on March 20, 2014.

The Company entered into a share purchase agreement with Daishin Securities Co., Ltd. for the sale of its ownership interest in Woori F&I on April 7, 2014. The Company entered into a share purchase agreement with Nonghyup Financial Group Inc. for the sale of its ownership interest in Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank on April 14, 2014 .

The sales of Woori Asset Management was completed on May 2, 2014, Woori F&I on May 7, 2014 and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank on June 27, 2014.

Disposed Subsidiary	Transaction Party	Transaction Completion Date
Woori Financial	KB Financial Group Inc.	3.20.2014
Woori Asset Management	Kiwoom Securities Co., Ltd	5.2.2014
Woori F&I	Daishin Securities Co., Ltd	5.7.2014
Woori Investment & Securities Woori Aviva Life Insurance Woori FG Savings Bank	Nonghyup Financial Group Inc.	6.27.2014

<Sale of the Bank >

The FSC announced the Privatization Plan for the Bank on June 23, 2014 through a press release. The basic plan is to merge the Bank and the Company and sell all the shares of the Bank owned by the KDIC (56.97%), which will be divided into a portion with management control (30%) and a minority interest portion (26.97%) to be separately bid for simultaneously. The bidding is expected to be conducted as an open bid for the management control portion and as a competitive bid of incomplete quantity for the minority interest portion (i.e., bidders are allocated the number of shares they bid for starting with the highest bid prices). Final bidder selection for the management control portion and final bidder selection and completion of the sale of the minority interest portion are targeted to be completed by 2014, and the sale of the management control portion is targeted to be completed by 2015. The specific schedule is subject to change.

On July 28, 2014, the boards of directors of the Bank and the Company resolved that the Company would merge with and into the Bank based on a merger ratio of 1:1 (date of the Merger: November 1, 2014). The schedule of the Merger is subject to adjustment based on consultation with or approval from relevant governmental authorities, and further details may be found in the Report of Material Event (Merger).

Currently, the Company’s subsidiaries, such as Woori Card, Woori Investment Bank, Woori FIS, Woori Private Equity and Woori Finance Research Institute, are expected to become the Bank’s subsidiaries upon the Merger and to be sold along with the Bank. Please be aware that the Bank’s corporate governance structure may change pursuant to the outcome of the sale of the Bank.

(6) As of the date of submission of this Securities Registration Statement, other than proceedings to extend the statute of limitations relating to loans (479 claims with an aggregate claimed amount of KRW 68.9 billion), there are 314 lawsuits outstanding (aggregate claimed amount: KRW 564.3 billion) of which the Bank is the plaintiff in 66 (aggregate claimed amount: KRW 262.7 billion) and the Bank is the defendant in 248 (aggregate claimed amount: KRW 301.6 billion). The Bank has established relevant provisions of approximately KRW 18.4 billion by estimating the probability of win/loss of each case as well as reasonable costs related thereto. The outcome of the currently pending legal proceedings cannot be predicted and may adversely impact the Bank’s business performance and financial statements. Investors should be aware of this issue.

As of the date of submission of this Securities Registration Statement, other than proceedings to extend the statute of limitations relating to loans (479 claims, KRW 68.9 billion), there are 314 lawsuits outstanding (aggregate claimed amount: KRW 564.3 billion), of which the Bank is the plaintiff in 66 (aggregate claimed amount: KRW 262.7 billion) and the defendant in 248 (aggregate claimed amount: KRW 301.6 billion). The Bank has established relevant provisions of approximately KRW 18.4 billion by estimating the probability of win/loss of each case as well as the reasonable costs related thereto. The outcome of the currently pending legal proceedings cannot be predicted and may adversely impact the Bank’s business performance and financial statements. Investors should be aware of this issue.

Major legal proceedings are as follows:

(1)	Ongoing as of the First Day of the Current Business Year

(A)	Lawsuits for Return of the Unjust Profits regarding “KIKO” Products

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da16633 Supreme Court	1.11.2011	KRW 7.4 billion	Dorco	The Bank	In progress at Supreme Court (trial and appellate courts decided for the Bank)

2)	Lawsuit Details

Plaintiffs suffering losses under foreign currency derivative products known as “KIKO” due to the significant depreciation of the Won against the U.S. dollar claimed they should be repaid and that the contracts should be nullified.

3)	Impact on Business and Finances

If the court rules against the Bank, the Bank may be required to reimburse a large portion of the amounts claimed by the plaintiffs (losses undetermined in certain cases).

(B)	Lawsuit for Return of KW-8 Fund Investments

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2011Gahap104227 Seoul Central District Court	10.6.2011	KRW 700 million	Kwangmyong Electric Co., Ltd. and 23 others	The Bank	The other party appealed (trial court decided for the Bank)
2014Gadan538 Chuncheon District Court	2.11.2014	KRW 100 million	Chan-Guk Lee	The Bank	First trial in progress

2)	Lawsuit Details

The asset manager of Woori 2 Star KW-8 fund changed the counterparty of the derivatives instruments to Lehman Brothers from BNP Paribas but did not notify such fact to the investors, and the investors suffered significant losses as a result due to the bankruptcy of Lehman Brothers. Investors in the fund claimed damages from the asset manager, trust company and selling company alleging that change in the counterparty is a matter that requires the investors’ consent (claim of the Bank’s violation of the duty to inform and explain to the investors of the change of transaction party as the selling company).

3)	Impact on Business and Finances

If the court rules against the Bank, the Bank may be required to reimburse a large portion of the amounts claimed by the plaintiffs (losses undetermined in certain cases).

(C)	Lawsuit for Reimbursement Regarding CIDO Shipping Co., Ltd.

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da205198 Seoul High Court	7.7.2011	KRW 45 billion	Republic of Korea	The Bank	In progress at Supreme Court (trial and appellate courts decided for the Bank)

2)	Lawsuit Details

The Seocho Tax Office filed a lawsuit against the Bank’s domestic head office for the reimbursement of deposits repaid by the Bank’s Hong Kong branch to CIDO Shipping Co., Ltd. pursuant to Hong Kong Law, which had been seized by the National Tax Service.

3)	Impact on Business and Finances

Losses equivalent to the amount of the reimbursement may be incurred if the court rules against the Bank.

(D)	Lawsuit Claiming the Deposit Payment Regarding R&S Network Co., Ltd.

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da95513 Supreme Court	12.15.2010	KRW 7.78 billion	R&S Network Co., Ltd.	The Bank	In progress at Supreme Court (Trial court decided for the Bank, appellate court decided for plaintiff)

2)	Lawsuit Details

Payment received for shares was paid out after receiving the company’s request for payment, but R&S Network Co., Ltd. filed a lawsuit claiming return of deposit alleging that the payment received for shares was withdrawn without consent.

3)	Impact on Business and Finances

Losses equivalent to the amount claimed by the plaintiff may be incurred if the court rules against the Bank.

(E)	Lawsuit for Return of Mortgage Registration Expenses

1)	Case and Progress

Classification	Number of Lawsuits	Number of Customers	Claimed Amount	Remarks
As of 8.27.2014	29	5,327	KRW 5.4 billion

*	116 closed (all in favor of the Bank)

2)	Lawsuit Details

On January 30, 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including the Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments.

In the administrative proceeding, the Supreme Court and the appellate court determined that the previous optional standard loan policy was unfair under a broad interpretation of Article 19(3) of Act on the Regulation of Terms and Conditions and thus institution of amendments to such standard loan policy is lawful and that the previous policy was null and void as an unfair policy in accordance with Article 6 of Act on the Regulation of Terms and Conditions. The plaintiffs claim that (i) the previous policy is unfair and that (ii) the Bank should return the mortgage registration expenses paid by such plaintiffs as the policy is in violation of the Bank’s duty of good faith and thus null and void.

3)	Impact on Business and Finances

The Bank may be required to return part of the amounts claimed by the plaintiffs as unfair profits if the court decides against the Bank.

(7) Major consolidated subsidiaries of the Bank, other than money trusts and structured entities, include banks in the U.S., Indonesia, Hong Kong, China, Russia, Brazil, etc., Korea BTL Infrastructure Fund, Woori Credit Information Co., Ltd. (“Woori Credit Information”), etc. Currently, the consolidated subsidiaries account for 4.5% of the Bank’s consolidated assets, and foreign banks, Korea BTL Infrastructure Fund and Woori Credit Information account for 2.7%. The impact of major consolidated subsidiaries on the Bank’s consolidated financial condition and profits will increase if the proportion of the assets of major consolidated subsidiaries increases with their increased business activity. Consequently, investors should continuously monitor each consolidated subsidiary’s business activities.

	Woori America Bank

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: January 27, 1984

After its establishment as a local entity in January 1984, Woori America Bank has grown to become a community bank with 16 branches in six states (asset volume: approximately USD 1,222 million) through its efforts to expand its business network. Its main customers are local individuals and corporations to whom it provides commercial banking services (e.g., lending, borrowing, foreign exchange). Growth has slowed after the U.S subprime crisis, but recovery, concentrated on quality assets, is progressing in tandem with the strengthening of risk management. Due to operations and services linked to the Bank (e.g., wire transfer, foreign exchange, account establishment), its customer base is steadily increasing.

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012	2011
Assets	1,239,947	1,228,163	1,078,995	1,102,653
Asset growth rate	0.96	13.82	(2.15)	(7.87)
Liabilities	1,087,443	1,073,273	948,637	965,740
Capital	152,504	154,890	130,358	136,913
Operating revenues	24,769	48,707	47,805
Net income (loss)	3,463	27,939	3,253	1,953
Net income growth rate	(38.71)	758.87	66.56	102.78

1.	Based on K-IFRS

‚	PT. Bank Woori Indonesia

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 95.2%

-	Date of establishment: June 18, 1992

Indonesia, a market with high growth potential, has a high NIM and potential for long-term growth. An active localization strategy allowed PT. Bank Woori Indonesia to achieve stable growth, and it was selected by “Info Bank” as the top foreign-owned bank for 18 years in a row from 1996 to 2013. In particular, PT. Bank Woori Indonesia received approval in January 2014 to acquire a 33% share of Saudara Bank, an Indonesian local bank, and plans to complete the merger between it and Saudara Bank by December 2014.

(Unit: KRW millions, %)

Item	1H 2014	2013	2012	2011
Assets	756,571	666,804	662,720	643,915
Asset growth rate	13.46	0.62	2.92	32.07
Liabilities	609,654	526,192	503,895	479,248
Capital	146,917	140,612	158,825	164,667
Operating revenues	54,861	350,165	82,658
Net income (loss)	9,759	20,896	16,133	17,149
Net income growth rate	(14.12)	29.52	(5.92)	0.81

1.	Based on K-IFRS

ƒ	Woori Global Market Asia Limited

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: October 3, 2006

Woori Global Market Asia Limited is a local corporation established in October 2006 for the operation of investment and financial services. As the wholly-owned subsidiary of the Bank, Woori Global Market Asia Limited has a paid-in capital of USD 100 million as of the end of June 2014, and the number of its total shares issued is 78,000,000, all of which are common shares. The businesses, products and services of Woori Global Market Asia Limited include fixed deposits (maturity over three months, over HKD 100,000) and investment and financial operations (e.g., financial business of primary markets, trading of foreign currency denominated securities, project financing, M&A financing, etc.). Woori Global Market Asia Limited holds a license to underwrite bonds abroad and thus has a broad base of experience in underwriting issuances of bonds of domestic and foreign corporations. Woori Global Market Asia Limited should be able to strengthen its role as an investment banking-specialized overseas sales office.

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012	2011
Assets	288,016	184,475	181,104	189,541
Asset growth rate	56.13	1.86	(4.45)	3.73
Liabilities	186,894	79,933	130,798	136,536
Capital	101,122	104,542	50,306	53,005
Operating revenues	3,080	7,276	8,100
Net income (loss)	354	2,291	1,082	(8,776)
Net income growth rate	(83.04)	111.74	112.33	(361.11)

1.	Based on K-IFRS

„	Woori Bank China Ltd.

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: November 12, 2007

In November 2007, Woori Bank China Ltd. became the first Chinese subsidiary to be established by a Korean bank and now has 16 branches. Woori Bank China Ltd. provides not only deposit and loan products, but also online banking, debit cards and international processing of Renminbi, and is becoming active in derivative instrument transactions after acquiring its license to deal in derivative products in April 2010.

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012	2011
Assets	3,399,301	3,414,199	3,036,392	2,995,451
Asset growth rate	(0.44)	12.44	1.37	33.87
Liabilities	2,991,067	2,994,515	2,620,385	2,562,582
Capital	408,234	419,684	416,007	432,869
Operating revenues	120,210	247,721	207,135
Net income (loss)	4,539	10,258	14,838	22,884
Net income growth rate	2.28	(30.87)	(35.16)	60.53

1.	Based on K-IFRS

…	ZAO Woori Bank

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: January 9, 2008

ZAO Woori Bank is a local corporation established in January 2008. From its establishment, it has strived to increase profit with a three-step localization strategy (step one: operate by mainly targeting local offices of Korean companies g step two: secure retail sales base by establishing branches g step three: establish additional branches, expand network in CIS region). ZAO Woori Bank acquired a license for retail sales in May 2011 and secured a basis for active localization with the establishment of a foundation for retail sales through the opening of the Sankt Peterburg branch on August 1, 2011. The deposit business for individual customers started in June 2012. Investment of Korean corporations in the Russian financial market is increasing as the real GDP increased by four percent in 2010 after the 2008 global financial crisis. Such trend is expected to present an opportunity for the growth of ZAO Woori Bank.

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012	2011
Assets	211,026	201,035	214,258	350,235
Asset growth rate	4.97	(6.17)	(38.82)	105.99
Liabilities	157,982	146,248	190,941	329,099
Capital	53,044	54,787	23,317	21,136
Operating revenues	6,209	11,722	10,960
Net income (loss)	2,003	3,037	2,631	1,590
Net income growth rate	87.02	15.43	65.47	66.32

1.	Based on K-IFRS

†	Woori Brazil Bank

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: September 25, 2012

Korean corporations entering Brazil and their investments in the country are continuously increasing. Woori Brazil Bank started its operations by targeting the expatriate business community and then expanded its client base to local companies. It is also making an effort to increase profits by localization through establishing branches and initiating retail sales to the Korean-Brazilian community. In addition, as a mid-to-long term strategy, Woori Brazil Bank is pursuing localization to raise awareness of the company by establishing branches in areas in which Korean corporations and expatriates are concentrated as well as in areas that offer a solid foundation for sales, and by pursuing various promotion activities such as online advertising. Woori Brazil Bank currently targets corporate clients to engage in comprehensive finance management, from planning to execution of financing as well as borrowing, lending and transacting foreign exchange.

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012
Assets	184,349	143,993	22,336
Asset growth rate	28.03	544.67	—
Liabilities	148,418	109,940	1,810
Capital	35,931	34,053	20,526
Operating revenues	8,320	7,689	1,321
Net income (loss)	767	(127)	(424)
Net income growth rate	703.94	70.05	—

1.	Based on K-IFRS

‡	Korea BTL Infrastructure Fund

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: May 19, 2006

Korea BTL Infrastructure Fund manages assets through loans to and equity investment in social infrastructure business entities and distributes to investors every quarter approximately 93% of the management profit excluding management fees (i.e., compensation for fund management).

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012	2011
Assets	657,990	651,973	584,144	473,983
Asset growth rate	0.92	11.61	23.44	39.21
Liabilities	260	255	226	187
Capital	657,730	651,718	583,918	473,796
Operating revenues	17,738	33,747	30,756
Net income (loss)	16,101	30,687	28,122	24,637
Net income growth rate	6.72	9.12	14.15	16.95

1.	Based on K-IFRS

ˆ	Woori Credit Information

-	The Bank’s equity ownership as of the date of the submission of this Securities Registration Statement: 100%

-	Date of establishment: March 15, 1991

Woori Credit Information, a wholly-owned consolidated subsidiary of the Bank, had capital of KRW 5 billion as of the end of the first half of 2014. The market size of the credit information industry is greatly affected by the volume of insolvencies of financial institutions, and competition within the industry is high. Credit information business operators may increase their competitiveness through retaining outstanding collectors, but if fees paid to collectors increase due to excessive competition within the industry, profits may decrease.

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012	2011
Assets	30,820	31,414	30,917	30,148
Asset growth rate	(1.89)	1.61	2.55	2.43
Liabilities	4,804	5,037	4,137	3,811
Capital	26,016	26,377	26,780	26,337
Operating revenues	15,780	35,154	36,624
Net income (loss)	691	1,912	2,963	3,340
Net income growth rate	(53.72)	(35.47)	(11.29)	(2.48)

1.	Based on K-IFRS

Non-Surviving Entity: The Company

(1) The failure of a holding company to effectively manage the businesses of its subsidiaries in an integrated manner and create synergies may have an adverse effect on the business operations and competitiveness of its subsidiaries which may in turn cause deterioration in the overall business environment of such holding company.

As a holding company, the Company may contribute to income generation at the subsidiary level by effectively managing the businesses of its subsidiaries and creating synergies, which may, in turn, generate profit at the holding company level. Accordingly, if the Company fails to effectively coordinate the businesses of its subsidiaries, it may fail to realize the anticipated benefits of the holding company structure. In order to take advantage of the financial holding company structure, the Company has restructured the group management system to enhance managerial transparency. Furthermore, the Company has established various intra-group consultative bodies designed to strengthen cooperation and support within the Group, in order to maximize the structural capabilities and synergies among the Group companies and to establish an effective risk management system.

The failure of the Company to successfully manage its subsidiaries’ businesses in an integrated manner and create anticipated synergies may have an adverse effect on the business operations and competitiveness of its subsidiaries, which may, in turn, cause a deterioration in the overall business environment of the Company itself.

•	Commercial Banking (Woori Bank)

ø	Please refer to the risk factors relating to the Bank discussed above.

•	Credit Card Business (Woori Card)

The following tables set forth certain financial data relating to Woori Card.

(Unit: KRW millions,  %)

Classification	1H 2014	2013[1]
Assets	5,307,094	4,679,202
Asset growth rate	13.4	—
Debt	4,171,316	3,575,328
Capital	1,135,778	1,103,874
Operating income	44,097	58,193
Net income (loss)	34,563	47,998

1.	From April 1, 2013 to December 31, 2013 pursuant to the spin-off.
2.	Growth rate was not specified, as 2013 results are over nine months, and a fair comparison cannot be made between the two period.

[Major Financial Ratios]

(Unit: KRW millions,  %)

Classification			1H 2014	2013
Capital adequacy	Adjusted BIS capital ratio	Adjusted owner’s equity	1,086,506	1,073,466
		Adjusted total assets	4,630,082	4,233,720
		Adjusted capital ratio	23.47	25.36
Asset quality	Non-performing loan ratio	Total non-performing loans	67,306	55,380
		Total loans	4,980,216	4,514,284
		Non-performing loan ratio	1.30	1.23
	Delinquent loan ratio	Total delinquent loans	82,960	76,170
		Total loans	4,980,216	4,514,284
		Delinquent loan ratio	1.67	1.69
	Loss-risk weighted non-performing loan ratio	Risk-weighted non-performing loans	39,515	35,019
		Total loans	4,980,216	4,514,284
		Loss-risk-weighted non-performing loan ratio	0.79	0.78
Profitability	Return on assets	Adjusted net income	42,451	40,507
		Adjusted average balance of total assets	4,668,965	3,444,288
		Return on assets	0.91	1.18
Return on equity		Adjusted net income	42,451	40,507
		Owner’s equity	571,400	569,399
		Return on equity	7.43	7.11
Liquidity	Liquidity ratio	Liquid assets in local currency	3,965,810	3,679,478
		Liquid liabilities in local currency	1,381,244	1,021,351
		Liquidity ratio	287.12	360.25

1.	Based on the business reporting standards of the FSS.
2.	Non-performing loans are the sum of substandard, doubtful and estimated loss loans.
3.	Delinquent loans are the sum of loans which are overdue by one month or more.
4.	Loss-risk-weighted non-performing loans = Sum of 20% of substandard loans, 75% of doubtful loans (60% credit card assets) and 100% of estimated loss loans.
5.	Adjusted net income = Net income – Amount transferred to reserves for credit losses – Assessed gain(loss) on loans + Increased depreciation cost from reevaluation of premises and equipment held for rental purposes
6.	Adjusted average balance of total assets = Average balance of total assets – Balance of reserves for credit losses – Accumulated unrealized evaluated gain(loss) on loans – Revaluation surplus of premises and equipment held for rental purposes
7.	Annualized for return on asset and return on equity.

Woori Card became a wholly-owned subsidiary of the Company on April 1, 2013 as a result of the spin-off of the credit card business of the Bank.

(2) Because credit card issuers do not take deposits, their funding structure is relatively unstable compared to that of commercial banks, insurance companies or other financial institutions that maintain deposit accounts. Although Woori Card has managed to finance its operations based on the credit rating of and potential support from the Group, privatization of the Bank and resulting changes in the governance structure of the Group may result in a downgrade in Woori Card’s credit rating and a deterioration in its liquidity position. Investors should note such issues.

Because credit card issuers do not take deposits, their funding structure is relatively unstable compared to that of commercial banks, insurance companies or other financial institutions that maintain deposit accounts. Woori Card has consistently managed to finance its operations based on the credit rating of and potential support from the Group.

While Woori Card has successfully secured funding in its capacity as a subsidiary of the Company, depending on the outcome of the privatization of the Bank, Woori Card may experience a downgrade in its credit rating and a deterioration in its liquidity position.

Woori Card seeks to maintain a stable funding structure by focusing on long-term financing, diversifying funding sources and establishing credit lines to financial institutions. Conditions in the domestic and overseas economies and capital markets, regulatory changes and fluctuations in the credit ratings of Woori Card may adversely affect actual funding, and a potential increase in market interest rates may lead to a sharp increase in funding costs and adversely affect its liquidity position.

[Funding Status]

(Unit: KRW millions)

Classification			1H 2014			2013
			Average Balance		Interest Rate	Average Balance		Interest Rate
			Amount	Proportion		Amount	Proportion
Funding sources	Local currency	Call money	13,093	0.25	2.56	11,100	0.2	2.04
		Borrowings	980,304	18.87	2.86	982.918	20.1	2.14
		Debentures	2,451,398	47.18	3.35	2,232,971	45.7	3.19
		Others	537,314	10.34	—	583,881	12.0	—
		Subtotal	3,982,109	76.65	2.77	3,810,870	78.0	2.43
	Foreign currencies	Loans in foreign currencies	—	—	—	—	—	—
	Others	Total capital	1,213,277	23.35	—	1,076,048	22.0	—
	Funding total		5,195,386	100.00	2.13	4,886,918	100.0	1.89
Use of funds	Local currency	Cash & deposits	24,957	0.48	0.51	192,545	3.9	0.11
		Call loans	—	—	—	1,055	0.0	2.50
		Securities	359,807	6.93	2.53	266,189	5.5	3.83
		Loans	4,558,068	87.73	19.41	4,186,819	85.7	21.78
		Subtotal	4,942,832	95.14	18.09	4,646,608	95.1	21.11
	Others	Premises and equipment and intangible assets	16,359	0.31	—	12,219	0.2	—
		Other assets	236,195	4.55	—	228,091	4.7	—
		Subtotal	252,554	4.86	—	240,310	4.9	—
Use of Funds total			5,195,386	100.00	17.21	4,886,918	100.0	18.87

*	Source: Woori Card 2014 half year report

(3) Following its spin-off from the Bank in 2013, Woori Card has maintained the level of profitability it had prior to the spin off and has increased its market share from 6.8% in 2012 to 7.5% in 2013 and 8.2% as of June 30, 2014. Depending on the outcome of the privatization of the Bank, however, the business and results of operations of Woori Card may be adversely affected. Investors should be aware of such issues.

Woori Card derives operating income from its credit card assets. Woori Card’s operating income increased from KRW 468.5 billion for the first nine months of 2012 (as the former credit card business of the Bank) to KRW 841.7 billion for the first nine months of 2013. On the other hand, increased expenses arising from the spin-off, such as those incurred by the operation of a separate information technology infrastructure and personnel and increased marketing expenses will likely have an adverse effect on its profitability. Such adverse effect may be limited, however, if Woori Card can successfully minimize costs on new investments by utilizing the credit card business it inherited from the Bank and building on the relatively higher profitability it had compared to other credit card issuers prior to the spin-off.

[Operating Income]

(Unit: KRW millions)

Item	1H 2014	2013
Credit purchase income	392,812	596,890
Cash advance income	51,379	82,624
Card loan income	55,866	56,364
Revolving card-related income	19,188	30,522
Annual fee income	13,572	12,363
Other credit card income	17,941	50.094
Other income	15,658	12,895
Total	566,417	841,752

1.	Due to Woori Card’s spin-off, operating income for 2013 reflects the results for the nine months from April 1, 2013 to December 31, 2013.

In terms of market share as measured by credit card and debit card use, Woori Card trails behind the market leaders, such as Shinhan Card and Samsung Card, by a considerable margin, but Woori Card’s market share has progressively increased since 2012 and has reached 8.2% as of June 30, 2014. Depending on the outcome of the privatization of the Bank, however, the business prospects and market share of Woori Card may be adversely affected.

[Market Share]

(Unit: KRW 100 millions,  %)

Company	1Q 2014		2013		2012		2011
	Total Volume	Market Share	Total Volume	Market Share	Total Volume	Market Share	Total Volume	Market Share
Woori Card	127,611	8.2	472,742	7.5	452,236	6.8	408,469	6.7
Shinhan Card Co., Ltd.	323,852	20.7	1,299,691	20.6	1,325,241	20.1	1,337,446	21.8
Samsung Card Co., Ltd.	190,319	12.2	768,460	12.2	847,619	12.8	734,139	12.0
Hyundai Card Co., Ltd.	171,184	10.9	706,120	11.2	771,018	11.7	713,581	11.6
KB Kookmin Card Co., Ltd.	218,810	14.0	919,679	14.6	913,685	13.8	731,713	11.9
Lotte Card Co., Ltd.	100,217	6.4	435,496	6.9	513,870	7.8	477,866	7.8
Others	433,287	27.7	1,708,012	27.1	1,781,695	27.0	1,734,773	28.3
Total	1,565,280	100.0	6,310,200	100.0	6,605,364	100.0	6,137,987	100.0

*	Source: Woori Card’s 2014 half year report
1.	Based on the FSS Financial Statistics Information System’s credit card transaction volume (including purchasing card transactions and refinanced loans) and check card transaction volumes. Credit card transaction volumes after 2013 do not include purchasing card transactions.
2.	Reflects transactions after the spin-off of KB Kookmin Card on March 2, 2011 (industry total includes transactions prior to the spin-off).

•	Merchant Banking (Woori Investment Bank)

The following table sets forth certain financial data of Woori Investment Bank.

(Unit: KRW millions,  %)

Item	1H 2014	1Q 2014	1Q 2013	1Q 2012
Assets	987,350	862,744	1,158,365	1,434,025
Change	14.4	(25.5)	(19.2)	(12.9)
Liabilities	850,427	791,640	1,134,759	1,375,569
Equity	136,923	71,104	23,606	58,456
Capital stock	237,102	167,258	89,951	89,951
Operating income	25,928	112,869	207,985	299,540
Net income	443	(86,409)	(33,553)	(74,249)
Change	(101.6)	(157.5)	54.8	(877.3)

*	Source: K-IFRS consolidated financial statements

Woori Investment Bank became a subsidiary of the Company on June 21, 2013 (initial acquisition cost of KRW 69,648 million and equity ownership of 41.6%). Following an additional issuance of stock by Woori Investment Bank in June 2014, the Company owns 58.15% of Woori Investment Bank as of the date of submission of this Securities Registration Statement.

[BIS Capital Adequacy Ratio]

(Unit: KRW millions,  %)

Item	1H 2014	2013	2012
Capital (A)	124,924	57,052	26,510
Risk-weighted assets (B)	588,882	450,994	457,753
BIS capital adequacy ratio (A/B)	21.21	12.65	5.79

*	Source: K-IFRS consolidated financial statements

Following an increase of capital through additional issuances of stock in June 2013 and June 2014, Woori Investment Bank recorded a BIS capital adequacy ratio of 12.65% and 21.21% as of December 31, 2013 and June 30, 2014, respectively.

(4) Woori Investment Bank’s independent auditors have expressed doubts about the company’s ability to continue as a going concern. To address such concerns and to normalize its business operations Woori Investment Bank issued additional stock of KRW 69.8 billion in June 2014 with a view to increase its capital as well as its operating limits. Continuation of the incurrence of net loss and deterioration of its financial condition, however, may raise greater doubts about the company’s ability to continue as a going concern. In addition Woori Investment Bank recorded a capital impairment ratio of 42.70% on a consolidated basis as of June 30, 2014 and accordingly was not subject to designation as an issuer subject to monitoring under the KRX KOSPI Market Listing Regulations. In the event its business performance does not improve, however, its capital impairment ratio may increase to 50% or above, in which case the company may be designated as an issuer subject to monitoring. Investors should note such issues.

Woori Investment Bank was established in 1974 as Kwangju Investment Finance Co., Ltd. and was engaged primarily in short-term financing until its conversion into a merchant bank in 1994, when it expanded its area of business to international financing services, leasing services, securities services, etc. Korea’s merchant banking sector started with six merchant banks, and by 1996, the sector became a key player in the non-banking financial sector as the number of merchant banks increased to 30, including investment financing companies that had undergone business conversions to merchant banking. In the aftermath of the 1997 financial crisis, however, the merchant banking sector underwent severe restructuring as many of the merchant banks were forced to close or merge with other financial institutions. Today, Woori Investment Bank is the sole remaining financial institution that is exclusively dedicated to merchant banking, and three other financial institutions (Shinhan Bank, Korea Exchange Bank and Meritz Securities Co., Ltd.) also engage in the merchant banking business on a non-exclusive basis.

Woori Investment Bank’s profitability began to decline as a recession in the domestic construction industry caused real estate project finance borrowers to default on their loans, and the company started incurring net losses in 2010. As its capital became impaired, its investment limits were reduced which made it difficult to continue normal business operations, resulting in an accumulated deficit and a continued decrease in its capital.

[Capital Impairment of Woori Investment Bank (on a Consolidated Basis)]

(Unit: KRW millions,  %)

Item	March 2011	March 2012	March 2013	March 2014	June 2014
Equity ownership of controlled entity (A)	108,959	49,917	14,199	66,764	135,855
Capital stock (B)	89,951	89,951	89,951	167,258	237,102
Impaired capital ratio (1-A/B)	N/A	44.44	84.21	60.08	42.70

1.	Financial information for March 2011 is based on K-GAAP financial statements, and financial information for subsequent periods is based on K-IFRS consolidated financial statements.
2.	Impaired capital ratio was greater than 50% at 84.21% in March 2013, but Woori Investment Bank was not designated as an issuer subject to monitoring due to its reduction of capital at the ratio of 3.3:1 in April 2013.

Woori Investment Bank became a subsidiary of the Company as a result of a stock issuance in June 2013. At the time of the stock issuance, it was expected that Woori Investment Bank would turn around its business operations and financial condition with the increased capital. Due to the heightened risk management standards of the Company, however, Woori Investment Bank as a subsidiary of the Company was only allowed to invest in companies with higher credit ratings, which offered lower investment returns. Investment returns accounted for 51.0% of the total income of Woori Investment Bank (on a separate basis as of June 30, 2014), and as such, a decrease in such amounts had a material adverse effect on the company’s results of operations. To achieve better returns would require an increase in aggregate investment size, but investment limits were reduced due to net loss resulting from decreases in investment returns and other income. Furthermore, as weak conditions in the local property market caused issues relating to project finance loans, including decline in the value of the collateral securing such loans, Woori Investment Bank incurred a large amount of bad debt expenses in 2013. As a result, the company’s accumulated deficit increased and the company recognized an impaired capital ratio of 60.08% on a consolidated basis as of March 31, 2014. Such ratio decreased to 42.70% as of June 30, 2014 after Woori Investment Bank increased its capital in June 2014 in order to curb its impaired capital ratio and raise its investment limits.

The independent auditors of Woori Investment Bank expressed doubts about the company’s ability to continue as a going concern in an explanatory paragraph in their audit opinion for the financial statements of the company as of and for the year ended March 31, 2013. Since then, the auditors have expressed the same doubts regarding the going concern ability in every quarterly review report as well as the audit report for the financial statements as of and for the year ended March 31, 2014, because they have determined that, given that the company has been suffering net losses and an impairment of capital as a result of the amount of total equity falling short of capital stock, there is substantial doubt regarding Woori Investment Bank’s ability to survive as a going concern.

(Unit: KRW millions)

Item	June 2014	March 2014	December 2013	September 2013	June 2013
Net income	443	(86,409)	(88,428)	(62,977)	(27,322)
Total equity	136,923	71,104	68,619	91,392	137,085
Capital stock	237,102	167,258	167,258	167,258	167,258

1.	Based on consolidated financial statements

(Audit Report on Consolidated Financial Statements as of March 31, 2014)

[Independent Auditor’s Audit Report]

We have audited the accompanying consolidated financial statements of Woori Investment Bank (f/k/a Kumho Investment Bank) and its subsidiaries. The financial statements consist of the consolidated statements of financial position as of March 31, 2014 and March 31, 2013, respectively, and the related consolidated statements of comprehensive income, changes in equity and cash flows. Our responsibility is to express an opinion on these consolidated financial statements based on our audits of such consolidated financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woori Investment Bank (f/k/a Kumho Investment Bank) and its subsidiaries as of March 31, 2014 and March 31, 2013, respectively, and the results of its operations and its cash flows for the years ended March 31, 2014 and 2013, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

The following have no effect on our audit opinion but may assist the readers in their reasonable decision-making process.

(1)	Changes in accounting policies

As set forth in Note 2, the enactment of K-IFRS 1019 ‘Employee Benefits’ was applied retrospectively, and the comparative consolidated financial statements were restated.

(2)	Uncertainty relating to going concern assumption

As set forth in Note 44, the Group’s net loss was KRW 33,693 million as of the year ended as of March 31, 2013 and KRW 86,409 million as of the year ended as of March 31, 2013, total equity was KRW 71,104 million as of March 31, 2014, falling short of the amount of capital stock of KRW 167,258 million. This indicates the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern.

44.	Going concern assumption

The consolidated financial statements have been prepared on the going concern basis and assume that the Group will continue to realize assets and discharge liabilities in the normal course of business. However, the Group’s net loss was KRW 33,693 million as of the reporting period ended as of March 31, 2013 and KRW 86,409 million as of the reporting period ended as of March 31, 2013, total capital stock was KRW 71,104 million as of March 31, 2014, falling short of the amount of capital stock of KRW 167,258 million. Accordingly, there exists a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern as the Group’s ability to continue as a going concern is dependent on the success of a financial and management improvement plan to achieve stable operating profits. The Group is currently considering various plans to achieve stable operating profits.

(1)	Normalization Plan

The Group is currently working on an expansion of capital planned for June 2014 as set forth in Note 45(1) and plans to achieve stable operating profits though the improvement of operations after the expansion of capital. In addition, risk management will be strengthened in general to decrease non-performing loans.

45.	Activities after reporting period

(1)	Capital increase

Through a resolution of the board of directors on April 7, 2014, the Group decided to conduct a capital increase by public offering with preferential allotment to existing shareholders for the purpose of the expansion of capital for business normalization, the details of which are as follows:

Classification	Content
Maximum number of new shares to be issued		200,000,000
Issue price per share		KRW 500
Tentative maximum offering	KRW	100,000,000,000
Record date for new share allotment		May 13, 2014
Delivery date of new shares		June 25, 2014

The subscription for the capital increase by public offering with preferential allotment to existing shareholders was concluded on June 13, 2014, and the results of the subscription were as follows:

Classification	Content
Number of offered shares	139,687,391
Number of shares subscribed by employee stock ownership association	40,000
Number of shares subscribed by existing shareholders	84,489,391
Total of shares subscribed by employee stock ownership association and existing shareholders	84,529,391 (42.26% of total subscribed shares)
Number of shares subject to public offering	115,470,609
Number of subscribed shares in public offering	55,158,000 (public offering subscription rate 47.77%)

(2)	Impairment of capital in excess of 50/100

On May 14, 2014, the Group publicly announced that 60.1% of its capital stock was impaired as of March 31, 2014 in accordance with the public announcement for “the occurrence of impairment of capital stock of 50% or more or sales of less than KRW 5 billion,” and in the event it fails to submit evidence of resolution of the impairment of capital stock of 50% or more by the date of submission of the 2014 business report, it may be designated an issuer subject to monitoring pursuant to Article 47 of the KRX KOSPI Market Listing Regulations.

*	Impairment of less than 50% of capital stock was confirmed pursuant to Article 47 of the KRX KOSPI Market Listing Regulations, and the company was not designated an issuer subject to monitoring.

Pursuant to the FISCMA, the Enforcement Decree of the FISCMA and the Regulations on Financial Investment Business, merchant banks are subject to investment limits and monthly and quarterly monitoring and supervision. Woori Investment Bank is subject to certain investment limits that are linked to its net losses and reduced capital. The company issued additional stock in June 2014 to increase its capital and investment limits to facilitate its business operations. If the company fails to achieve the anticipated results of the capital increase and continues to incur net losses, its financial condition may further deteriorate which may raise greater doubts about the company’s ability to continue as a going concern. Such deterioration may also reduce its investment limits further, which may have an adverse effect on its results of operations. If its capital impairment ratio rises to 50% or more, Woori Investment Bank may be designated as an issuer subject to monitoring under the KRX KOSPI Market Listing Regulations. It is recommended that investors continuously monitor the company’s capital impairment ratio according to its results of operations and be aware of the possibility of Woori Investment Bank’s designation as an issuer subject to monitoring.

Major Laws and Regulations	Main Content
FISCMA	1. Limit on bond issuance amount: up to 10 times the capital stock 2. Limit on credit offering to related persons: within 15% of the capital stock
Enforcement Decree of the FISCMA, Regulations on Financial Investment Business

3.      Limit on large credit extensions: up to five times the capital stock

4.      Limit on investment in securities: within 100% of the capital stock

5.      Limit on investment in real estate for business purposes: within 100% of the capital stock

6.      Balance of reserved assets for payment: 5% of bills issued, CMA trust money, endorsement notes (average balance)

7.      Limit of shares for major shareholders and specially related persons: within 5% of the capital stock

8.      Required support for SMEs: over 25% of corporate promissory notes, factoring financing, promissory note guarantees and mid- to long term loans

9.      Limit on credit offering to the same person: within 20% of the capital stock

(5) Woori Investment Bank recorded a net decrease in cash flows between April 1, 2012 and March 31, 2014. The company recorded a decrease in cash provided by operating activities and a continued inflow of cash provided by investing activities. Despite the KRW 140 billion increase in capital as a result of the issuance of additional stock in June 2013, the company recorded a net decrease in cash flows of KRW 23,515 million as of March 31, 2014 due primarily to cash used in operating activities of KRW 138,199 million. On a net basis, the company recorded cash inflow of KRW 4,864 million as of June 30, 2014, but without the effect of the KRW 69.8 billion capital increase, it would have incurred cash outflows from operating investing and financing activities. It is not highly likely that cash flows from operating activities will improve in the near future, and if the company fails to achieve targeted results in improving its operations, it may experience a deterioration in operating cash flows in the long term. It is recommended that investors monitor not only the fluctuations in net cash positions but also the cash flows due to operating investing and financing activities and the factors driving such changes in cash flows.

Woori Investment Bank recorded a net decrease in cash flows between April 1, 2012 and March 31, 2013 primarily due to a deterioration in its ability to generate cash flow from operating activities, which was partially offset by cash provided by investing and financing activities.

[Cash Flow Trends of Woori Investment Bank]

(Unit: KRW millions)

Item	June 2014	March 2014	March 2013	March 2012
Cash flows from operating activities	(74,310)	(138,199)	(61,129)	36,012
Cash flows from investing activities	9,768	3,592	62,355	63,911
Cash flows from financing activities	69,355	110,985	(72,200)	(62,908)
Effects of exchange rate variation	52	107	(65)	152
Variation of net cash flow	4,864	(23,515)	(71,039)	37,167

*	Based on K-IFRS separate financial statements

Woori Investment Bank recorded a decrease in cash flow provided by operating activities and a continued inflow of cash from investing activities. The company recorded cash inflow from investing activities because the sales price of available-for-sale financial assets exceeded their acquisition cost, which indicates that the company’s investing activities have decreased. The company recorded cash used in financing activities due to repayment of outstanding debt, which occurred not because of improvement in financial position but because the slowdown in its business activity reduced the need for additional financing. Excluding the effect of the issuances of capital stock in the amounts of KRW 140 billion and KRW 69.8 billion in June 2013 and June 2014, respectively, which resulted in cash inflow from financing activities, the company would have recorded net cash used in financing activities in 2013 and the first fiscal quarter of 2014. In sum, Woori Investment Bank has recorded net cash used in operating activities resulting from a business slowdown, net cash used in financing activities as a result of reduced funding need and repayment of debt, and net cash provided by investing activities as a result of a decrease in investing activities.

Despite the issuance of capital stock in the amount of KRW 140 billion in June 2013, the company recorded a net cash flow decrease primarily due to the amount of net cash outflows from operating activities. Such decrease in net cash flows was attributable to an increase in net current loss and also because a decrease in liabilities, such as deposits and other financial liabilities, resulted in cash outflows in excess of the cash inflows that resulted from a decrease in assets, such as receivables and other financial assets. Such decrease in liabilities attributable to operating activities was mainly because Woori Investment Bank reduced the size of its deposits and loans as a matter of policy considering its investment limits.

The company recorded net cash inflow as of June 30, 2014, but without the effect of the KRW 69.8 billion capital increase, it would have incurred cash outflows from operating, investing and financing activities. It is not highly likely that cash flows from operating activities will improve in the near future, and if the company fails to achieve targeted results in improving its operations, it may experience a deterioration in operating cash flows in the long term. It is recommended that investors monitor not only the fluctuations in net cash positions but also the cash flows due to operating, investing and financing activities and the factors driving any changes in cash flows.

¢	Other Subsidiaries

The following summaries highlight the business areas and results of operations of other subsidiaries of the Company.

<Woori FIS>

-	Business Overview

Woori FIS provides outsourced information technology (“IT”) services, such as IT outsourcing (“ITO”), consulting and business process outsourcing services to the banking, credit card, merchant banking and other companies of the Group. In addition, it engages in active marketing to provide services to financial institutions and government organizations outside of the Group and also provides services to the overseas arms of Group companies including those located in the United States, Indonesia, China and Russia.

Woori FIS offers high-quality service and customer satisfaction by continuously managing its service standards through an advanced contract structure and service level agreements. Building on such capabilities, Woori FIS endeavors to provide cutting-edge IT services and to secure international competitiveness in line with the Group’s business strategy of providing comprehensive financial services.

-	Business Areas

Woori FIS maintains a total IT outsourcing system for the financial sector that includes application outsourcing services and infrastructure-related outsourcing services, which gives Woori FIS an ITO service line capable of providing both total outsourcing and by-segment outsourcing services.

Practices	Service Lines
	ITO Solutions & Services	Infra Solution
ITO	• Application Outsourcing Service (AMS) • Infrastructure Outsourcing Service • Network Outsourcing Service • Host Service • Desktop/Printing Outsourcing Service

•   Outsourcing Management Service

•   ITSM Consulting & Establishment Service

•   BCP (Business Continuity Planning) / DR (Disaster Recovery)

•   Data Center Establishment Service

•   Consolidated Maintenance Service

-	Results of Operations and Financial Condition

(Unit: KRW millions)

Item	1H 2014	2013	2012	2011
Assets	258,072	332,223	334,878	264,215
Liabilities	220,072	294,588	293,612	238,393
Equity	38,000	37,635	41,266	25,822
Operating revenues	159,572	311,660	308,325	284,357
Net income (loss)	537	(2,054)	(4,458)	(3,480)

Woori FIS recorded total revenue of KRW 159.5 billion in the first half of 2014. By customer, its revenues from the Company, the Bank, Kyongnam Bank, Kwangju Bank, Woori Card, Woori Investment & Securities, Woori Aviva Life Insurance, Woori FG Savings Bank and others were KRW 1.8 billion, KRW 114.6 billion, KRW 15.2 billion, KRW 10.0 billion, KRW 11.6 billion, KRW 3.3 billion, KRW 1.0 billion, KRW 0.4 billion and KRW 1.6 billion, respectively. Once the sale of the Company’s subsidiaries is complete, however, it is expected that revenues from Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank will decrease. Investors should be aware of such issues.

<Woori Private Equity>

-	Business Overview

Woori Private Equity seeks to maximize financial returns to its investors by focusing on long-term investments based on its experience and know-how. Its assets under management as measured by the cumulative amount of committed capital was KRW 1,011.3 billion as of June 30, 2014.

-	Results of Operations and Financial Condition

(Unit: KRW millions)

Item	1H 2014	2013	2012	2011
Assets	90,466	89,945	1,559,318	1,575,969
Liabilities	47,525	49,135	1,503,445	1,505,636
Equity	42,941	40,810	55,873	70,333
Operating revenue	2,395	5,008	213,360	346,972
Net income (loss)	2,214	1,776	2,879	651

During the first half of 2014, Woori Private Equity recorded net income of KRW 2.2 billion on a consolidated basis, or an increase of KRW 0.41 billion compared to the corresponding period in 2013. Such increase was attributable mainly to an increase in gain on valuation of equity-method investments as a result of improved performance of the invested companies.

Woori Private Equity manages the following private equity funds.

	Woori Private Equity Fund

Woori Private Equity Fund was established in June 2006 with a total capital commitment of KRW 344 billion. With Woori Private Equity acting as managing member, Woori Private Equity Fund has invested KRW 284.7 billion in five companies since its establishment. Woori Private Equity Fund is currently in the process of liquidation as its term expired as of June 25, 2013. As of the date of submission of this Securities Registration Statement, Woori Private Equity’s equity ownership in Woori Private Equity Fund is 2.94%.

(Unit: KRW millions)

Item	2013	2012	2011
Assets	45,129	67,385	114,488
Liabilities	4,603	3,261	56
Equity	40,526	64,124	114,432
Operating revenue	(10,220)	(1,905)	(72,048)
Operating expense	1,780	9,604	3,679
Operating profit	(12,001)	(11,509)	(75,727)
Net income (loss)	(12,001)	(11,509)	(75,727)

Due to a decrease in the value of investment assets in 2011, an impairment loss of KRW 76.8 billion was incurred, and the cause of the losses in 2012 was mainly due to the loss (KRW 7 billion) incurred from Phoenix Digital Tech, a company the fund invested in, conducting a debt-equity swap after a capital reduction in 2012, and management fee expenses of KRW 3.2 billion. In 2013, the fund recognized a loss of KRW 7.0 billion on the sale of a portion of its shares of Woori Investment Bank as well as impairment losses of KRW 4.4 billion due to the decline in the year-end market share price of Woori Investment Bank. The effect of such losses on Woori Private Equity are in line with its equity ownership of 2.94%.

‚	Woori Blackstone Korea Opportunity 1 Private Equity Fund

Woori Blackstone Korea Opportunity 1 Private Equity Fund was established in December 2009 with a capital commitment of KRW 606.1 billion and has invested KRW 412.2 billion in four companies since its establishment. Woori Private Equity and Blackstone Korea Advisors jointly act as managing members of the fund. As of the date of submission of this Securities Registration Statement, Woori Private Equity’s equity ownership in Woori Blackstone Korea Opportunity 1 Private Equity Fund is 4.95%.

(Unit: KRW millions)

Item	2013	2012	2011
Assets	299,552	408,835	341,073
Liabilities	894	1,687	750
Equity	298,658	407,148	340,323
Operating revenue	32,604	14,288	97
Operating expense	5,420	6,272	5,363
Operating profit	27,184	8,016	(5,266)
Net income (loss)	27,184	8,016	(5,266)

ƒ	Woori Columbus 1 Private Equity Fund

Woori Columbus 1 Private Equity Fund was established in October 2012 with a capital commitment of KRW 61.2 billion. With Woori Private Equity acting as managing member, Woori Columbus 1 Private Equity Fund has invested KRW 60 billion in one company since its establishment. As of the date of submission of this Securities Registration Statement, Woori Private Equity’s equity ownership in Woori Columbus 1 Private Equity Fund is 1.96%.

(Unit: KRW millions)

Item	2013	2012
Assets	55,049	55,900
Liabilities	325	57
Equity	54,724	55,843
Operating revenue	482	0
Operating expense	924	257
Operating profit	(441)	(257)
Net income (loss)	(441)	(257)

<Woori Finance Research Institute>

-	Business Overview

Woori Finance Research Institute is a subsidiary of the Company which was established on December 26, 2012 to provide research and business consulting, operate educational programs, manage finance-related intellectual property and organize academic conferences and seminars. As of June 30, 2014, Woori Finance Research Institute had 600,000 total issued and outstanding shares, par value KRW 5,000 per share, with a total equity capital of KRW 3,000 million. The Company owns 100% of Woori Finance Research Institute.

-	Results of Operations and Financial Condition

(Unit: KRW millions)

Item	1H 2014	2013	2012
Assets	4,157	3,739	4,156
Liabilities	753	540	1,562
Equity	3,404	3,199	2,594
Operating revenues	3,638	6,656	0
Net income (loss)	225	611	(407)

During the first half of 2014, Woori Finance Research Institute recorded total revenue of KRW 3.6 billion and net income of KRW 0.2 billion.

C.	Other Risks

(1) After consummation of the Merger, the Bank will remain as the surviving entity and the Company will cease to exist, and the KDIC, the largest shareholder of the Company, will retain its status as the largest shareholder of the Bank. However, the KDIC is expected to sell all of its interest in the Bank in accordance with the Privatization Plan after the Merger. After the Merger, new directors and audit committee members will be appointed in accordance with the Merger Agreement, which is expected to be approved at the extraordinary general meeting of shareholders scheduled to be held on October 10, 2014. However, there may be changes in management depending on the results of the privatization, and investors should be aware that the stability of operations may be temporarily affected.

As of the date of submission of this Securities Registration Statement, the largest shareholder of the Bank, the surviving entity after the Merger, is the Company, which owns 100% of the Bank’s equity, and the largest shareholder of the Company, the non-surviving entity after the Merger, is the KDIC, which owns 56.97% of the Company’s equity.

After consummation of the Merger, the Bank will remain as the surviving entity, and the Company will cease to exist.

In the Merger, which is structured as a merger in which the parent company will be merged with and into its wholly-owned subsidiary, new shares of the Bank, the surviving entity, will be allotted and delivered to the Company’s shareholders based on a 1:1.0000000 ratio (for a detailed explanation of the Merger Ratio, please see “II. Calculation of the Merger Consideration”).

Therefore, the KDIC, the largest shareholder of the Company, will retain its status as the largest shareholder of the Bank, the surviving entity, and is expected to sell all of its interest in the Bank in accordance with Step 3 of the Privatization Plan after the Merger.

The Bank is expected to appoint new directors and new audit committee members in accordance with the Merger Agreement as follows, which is expected to be approved at the extraordinary general meeting of shareholders scheduled to be held on October 10, 2014:

[Candidates for Appointment as Directors and Audit Committee Members]

Name	Date of Birth	Title	Registered Officer	Standing	Education & Work Experience
Young-Soo Park	2.1952	Outside Director / Audit Committee Member	Yes	No

(Education)

Bachelor of Liberal Arts and Sciences, Seoul National University

(Work Experience)

Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office Chief Prosecutor, Seoul High Prosecutors’ Office

Current) Representative Attorney, Law Firm Gangnam LLP

Hee-Yul Chai	1.1960	Outside Director	Yes	No

(Education)

Bachelor of Economics, Seoul National University

Ph.D. in Economics, University of Paris X

(Work Experience)

Non-standing Director, Financial

Services Commission

Current) Professor of Economics

Kyonggi University

Seong-Yeol Lim	5.1963	Non-standing Director	Yes	No

(Education)

1986. Bachelor of Arts, Economics, Seoul National University

1988. MPA, Seoul National University

(Work Experience)

2008. Head, Fund Management Dept., Korea Deposit Insurance Corporation

2013. Director, Risk Management Dept., Korea Deposit Insurance Corporation

2013. Director, Planning & Coordination Dept., Korea

*	The term of each director (including audit committee members) will be from the effective date of the Merger to the date of the March 2015 general meeting of shareholders

After the Merger, the Bank will conduct its business operations through the current representative director and directors and the newly appointed directors in accordance with the relevant laws and its articles of incorporation. However, there may be changes in management depending on the results of the privatization, and investors should be aware that the stability of operations may be temporarily affected.

(2) The Company’s shareholders should be aware that trading of the Company’s common shares is expected to be suspended from the business day prior to the end of the period for submission of the Company’s old share certificates (i.e., from October 30, 2014) to the day before the listing of the new shares and the succession to listing (i.e., expected to be November 18, 2014). Upon consummation of the Merger, 565,690,380 shares of the Bank will be cancelled and 676,278,371 newly issued shares of the Bank will be issued. Accordingly, shareholders of the Company recorded in its shareholder register as of the date of the Merger will receive one share of the Bank for each share of the Company they hold.

The Company’s shareholders should be aware that the period for submission of old share certificates of the Company’s common shares is scheduled to end on October 31, 2014, and accordingly, trading of the Company’s common shares is expected to be suspended from the business day prior to the end of the period for submission of old share certificates (i.e., from October 30, 2014) to the day before the listing of the new shares and the succession to listing (i.e., expected to be November 18, 2014).

ø	Submission of old share certificates and expected listing date

•	Public announcement and dispatch of notice of submission of old share certificates: October 11, 2014.

•	End of period for submission of old share certificates: October 31, 2014.

•	New shares (registered common shares of the Bank).

-	Expected delivery of new shares: November 18, 2014.

-	Expected listing of new shares: November 19, 2014.

*	The schedule above is subject to change based on consultation with the relevant authorities.

In addition, as a result of the Merger, the Bank will acquire 596,690,380 registered common shares issued by the Bank which are currently owned by the Company. Such shares will be cancelled in accordance with capital reduction procedures, concurrently with the consummation of the Merger. In addition, the Bank will issue 676,278,371 registered common shares, par value KRW 5,000 per share, and will allot to each registered common shareholder recorded in the Company’s shareholder register as of the date of the Merger one share of the Bank for each share of the Company owned by such shareholder.

(3) The Merger Agreement may be terminated in accordance with the termination provisions of the Merger Agreement. The termination provisions relating to appraisal rights of dissenting shareholders or the approval of the relevant authorities are as follows:

-	If, due to the exercise of appraisal rights by shareholders of Woori Finance Holdings dissenting to the Merger, Woori Finance Holdings is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of Woori Finance Holdings;

-	If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the Merger Date; or

-	If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for.

As of the date of submission of this Securities Registration Statement, the expected purchase price for the shares of the Company upon exercise of appraisal rights is KRW 12,422 per share, which is lower than their current market price. However, the number of shareholders exercising appraisal rights may be significantly influenced by changes in the market price of such shares during the appraisal right exercise period. If, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for a number of shares that is greater than 101,441,755 shares, or 15% of the total number of issued and outstanding shares of the Company, the Merger Agreement may be terminated.

An analysis of other mergers involving at least one KRX KOSPI Market-listed corporation where a securities registration statement (merger) was submitted during the past three years from the date of this Securities Registration Statement and where the relevant merger agreement included a termination provision relating to the exercise of appraisal rights revealed that the required threshold for termination due to the exercise of appraisal rights was 11.03% on average, ranging from 2.03% to 52.50%.

[Amount/Proportion of Appraisal Right Exercise for Termination in Merger Agreements]

Classification	Company Name	Merger Date	Condition Under Termination Provisions	% of Total Number of Issued Shares
Surviving	Samsung SDI Co., Ltd.	7.1.2014	Total amount to be paid for exercise of appraisal right exceeds KRW 750 billion	19.52%
Non-Surviving	Cheil Industries Inc.		Total amount to be paid for exercise of appraisal right exceeds KRW 700 billion	19.85%
Surviving	Hanjin Shipping Co., Ltd.	6.1.2014	Total amount to be paid for exercise of appraisal right exceeds KRW 35 billion	4.17%
Non-Surviving	Hanjin Shipping Holdings Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 5 billion	2.77%
Surviving	iTEST Inc.	2.24.2014	Total amount to be paid for exercise of appraisal right exceeds KRW 500 million	2.03%
Non-Surviving	Semiteq Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 500 million	8.00%
Surviving	Hyundai Steel Co., Ltd.	12.31.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 500 billion	7.09%
Non-Surviving	Hyundai Hysco Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 200 billion	5.82%
Surviving	Young Heung Iron & Steel Co., Ltd.	11.18.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 7,100 million	5.24%
Non-Surviving	Sehwa Express Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 2,900 million	5.54%
Surviving	Sungjin Geotec Co. Ltd.	7.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 20 billion	3.60%
Non-Surviving	Posco Plantec Co., Ltd.		—	—
Surviving	Samyang Holdings Corp.	3.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 5,900 million	1.16%
Non-Surviving	Samyang Genex Corp.		Total amount to be paid for exercise of appraisal right exceeds KRW 4,100 million	2.29%
Surviving	Lotte Samkang Co., Ltd.	1.1.2013	—	—
Non-Surviving	Lotte Ham Co., Ltd.		Total amount to be paid for exercising of appraisal right exceeds KRW 10 billion	14.34%
Surviving	Dongwon Systems Corp.	1.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 20 billion	6.47%
Non-Surviving	Daihan Eunpakgy Co., Ltd.			8.58%
Surviving	STX Metal Co., Ltd.	1.1.2013	Percentage of shares exercising appraisal right exceeds 10.00% of issued shares	10.00%
Non-Surviving	STX Heavy Industries Co., Ltd.		Percentage of shares exercising appraisal right exceeds 10.00% of issued shares	10.00%
Surviving	Lotte Shopping Co., Ltd.	1.1.2013	—	—
Non-Surviving	Lotte Midopa Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 100 billion	12.16%
Surviving	Asia Paper Manufacturing Co., Ltd.	1.1.2013	Total amount to be paid for exercise of appraisal right exceeds KRW 6 billion	8.10%
Non-Surviving	Asia Papertec Inc.		Total amount to be paid for exercise of appraisal right exceeds KRW 4 billion	52.50%
Surviving	Honam Petrochemical Corp.	12.27. 2012	—	—
Non-Surviving	KP Chemical Corp.		Total amount to be paid for exercise of appraisal right exceeds KRW 200 billion	15.84%
Surviving	Lotte Samkang Co., Ltd.	10.1 2012	—	—
Non-Surviving	Lotte Fresh Delica Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 10 billion	39.83%
Surviving	InCube Technologies Inc.	8.27.2012	Total amount to be paid for exercise of appraisal right exceeds KRW 2,500 million	14.00%
Non-Surviving	Daou Xilicon Technology Co., Ltd.		Total amount to be paid for exercise of appraisal right exceeds KRW 2,500 million	16.05%
Surviving	Intergis Co., Ltd.	7.1.2012	Total amount to be paid for exercise of appraisal right exceeds KRW 6 billion	4.93%
Non-Surviving	DK S& Co., Ltd.		—	—
Surviving	Kolon Global Corporation Co., Ltd.	12.28. 2011	Total amount to be paid for exercise of appraisal right exceeds KRW 50 billion	27.83%
Non-Surviving	Kolon I’Net Co., Ltd.			12.32%

1.	Excludes small-scale mergers and special purpose acquisition corporations.
2.	Excludes companies that did not specify an amount or proportion of appraisal right exercise as a termination provision in the relevant merger agreement.
3.	Percentage of total number of shares: calculated using the proposed purchase price per share and number of issued shares where the condition for termination was based on the total amount to be paid for exercise of appraised rights.
4.	Where the threshold total amount to be paid for exercise of appraised rights covered such of both the surviving entity and the non-surviving entity, the relevant threshold was allocated based on the respective total equity of the surviving entity and the non-surviving entity.

In addition, the Bank submitted an application for preliminary examination approval for listing on July 28, 2014 and received such approval from the Korea Exchange on August 26, 2014. According to the official notice received by the Bank from the Korea Exchange, all conditions for listing have been met. However, if any of the following events occur and it is acknowledged that such event may have a material effect on the results of the preliminary examination, the Korea Exchange may not acknowledge the validity of the preliminary examinational approval for listing, and the Bank may have to resubmit an application for preliminary examination approval for listing for an additional examination. In such event, the listing of the Bank’s shares may be postponed or cancelled.

1.	Results of the Preliminary Examination for Listing

After examining the share certificates for which the applicant for new listing (the “Applicant”) has requested the preliminary examination approval for listing, all conditions for the new listing examination pursuant to Articles 29 and 30 of the Listing Regulations of the KRX KOSPI Market (the “Listing Regulations”), other than the number of listing shares and distribution requirements which may only be examined after the offering, have been determined to be satisfied.

2.	Invalidation of the Results of the Preliminary Examination for Listing

If the Applicant becomes subject to any of the following events and it is determined that such event may have a material effect on the results of the preliminary examination, the Korea Exchange may not acknowledge the validity of the results of the preliminary examination for listing, and in such case, the Applicant must resubmit its application for preliminary examination approval for listing in accordance with Article 26 of the Listing Regulations and become subject to another examination.

1)	Cases where an event having a major impact on business operations has occurred (e.g., dishonoring of checks or bills issued, suspension of business operations, occurrence of natural disaster or significant loss, sales of substantial amount of fixed assets, lodging of lawsuits, change of officers or the largest shareholder, mergers, spin-offs or mergers after spin-off, transfers and acquisitions of business, leasing of major property, resolutions on management delegation and other matters the Korea Exchange acknowledges to be a matter having major impact on business operations);

2)	Cases of falsifying or omitting a record or mention of material facts in the application for listing eligibility review have been found;

3)	Cases where the Applicant has been accused or referred to the prosecutor’s office or imposed such disciplinary measures as a restriction on securities issuance or penalties by the Securities & Futures Commission relating to its separate or consolidated financial statements for the most recent three fiscal years or the auditor’s audit report with respect thereto;

4)	Cases where the details of a prospectus (including the preliminary prospectus and summary prospectus) have been corrected or amended; or

5)	Cases where an application for initial listing has not been submitted within six (6) months of having been notified of the result of listing eligibility review;

-	However, if the Korea Exchange approves the extension that the Applicant requests due to an unavoidable event such as sudden change in market conditions, the period for submission of an application may be extended up to six (6) months;

6)	Cases of issuing new shares by way of third party allotment during the period from the application date of the preliminary examination for listing to the day before the listing date; or

7)	Other cases the Korea Exchange deems necessary for the protection of the public interest and investors.

3.	Other Matters Necessary for the New Listing of Shares

In the event any of the following occurs prior to the new listing date, the Applicant must submit documents relating thereto.

1)	Where the general meeting of shareholders or the board of directors has voted on matters relating to the relevant securities, a copy of the minutes of the relevant meeting;

2)	Where events that are material to the company’s operations have occurred (in the case of a holding company, including where such events have occurred with respect to its subsidiaries), the reports on such matters;

3)	Where the report on public offering or distribution has been filed, the prospectus (including the preliminary and simplified prospectus); in this case, any correction made to the details recorded shall be included;

4)	Where forty-five (45) days have elapsed since the end of the semiannual period of the current fiscal year, the semiannual financial statements and the auditor’s review report thereon; or

5)	Where the general shareholders’ meeting or board meeting was held for the approval of the closing financial statements of the latest fiscal year, the financial statements for the latest fiscal year and the auditor’s report on the financial statements.

If the Bank does not satisfy any condition for the KRX KOSPI Market listing or an event that may have an effect on the results of the listing eligibility examination occurs, the listing schedule for the Bank’s shares may be postponed or the preliminary approval may be cancelled, and the Merger Agreement may be terminated.

(4) The schedule of the Merger set forth in this Securities Registration Statement is not final and is subject to change if grounds for amendment occur during the FSS’s public disclosure evaluation process.

This Securities Registration Statement may be amended during the public disclosure examination process, and changes in any key details closely relating to investment decision-making may affect the schedule set forth in this Securities Registration Statement. In addition, the schedule may change in the course of working with the relevant authorities. Investors should be aware of such issues when making an investment.

The effectiveness of this Securities Registration Statement pursuant to Article 120(3) of the FISCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained herein nor the government’s guarantee or approval of the value of the securities, and investors are solely responsible with respect to the investment decision regarding the securities.

The contents of this Securities Registration Statement are current as of the date hereof, and other than the information provided herein, there are no matters that may result in a material change in or significant impact on the assets, liabilities, cash flows and profits and losses.

The regular and non-regular public disclosure matters of the parties to the Merger, such as business reports (including quarterly and half-year reports) and audit reports, are publicly disclosed on the FSS e-Disclosure System (http://dart.fss.or.kr), and updates on the progress of the Merger will also be publicly disclosed. Please refer to such disclosures when making an investment decision.

(5) New shares issued by the Bank are expected to be allotted and delivered in the Merger with respect to treasury shares owned by the Company. The decision to allot and deliver new shares with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger) in accordance with the Merger Ratio was based on the views in favor of the allotment of new shares with respect to the treasury shares owned by the non-surviving entity and the instances where new shares were allotted with respect to the treasury shares owned by the non-surviving entity. However, investors should note that there is no guarantee that a court will not reach a different conclusion in the future with respect to this issue.

As of the date of submission of this Securities Registration Statement, the non-surviving entity, the Company, owns 29,157 common shares as treasury shares, and new shares issued by the surviving entity will be allotted and delivered with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger) in accordance with the Merger Ratio.

While there are no specific provisions under relevant laws and regulations or specific court decisions regarding whether new shares of the surviving merged entity can be allotted with respect to the treasury shares owned by the non-surviving entity (including any shares acquired by the non-surviving entity prior to the merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the merger) in the merger process, there are contending academic theories in favor of and against such practice.

On the one hand, those taking the position against the allotment of new shares with respect to the treasury shares owned by the non-surviving entity argue that such allotment is unnecessary, as such new shares would eventually become treasury shares of the surviving entity after the merger becomes effective, and the surviving entity would be required to dispose of such treasury shares within a certain timeframe, rendering the complicated procedures of such allotment meaningless, as there would be no effective difference between allotting and not allotting such new shares. In addition, such position is further supported by the fact that there will be no entity to which such new shares can be allotted to, as the non-surviving entity will cease to exist after the merger.

On the other hand, those taking the position in favor of the allotment of new shares with respect to the treasury shares owned by the non-surviving entity in a merger (i.e., the Company in the case of the Merger) argue that (i) there are no legal grounds to prohibit the allotment of such new shares due to the absence of specific regulations restricting such practice, (ii) it is difficult to conclude that the procedures of the allotment are meaningless, as the legal effect of disposing of treasury shares obtained after a merger is different from that of not being allotted any new shares to begin with, and (iii) as the new shares allotted with respect to the treasury shares owned by the non-surviving entity will become treasury shares of the surviving entity after the merger, cash flows may result from the process of disposing of such treasury shares after the merger (especially if the surviving entity is expected to newly list its shares as in the case of the Merger). There have also been several instances where, in accordance with this view, new shares were allotted with respect to the treasury shares owned by a non-surviving entity and/or treasury shares acquired as a result of the exercise of appraisal rights by shareholders dissenting from the merger.

Based on the views in favor of the allotment of new shares with respect to the treasury shares owned by the non-surviving entity and the instances where new shares were allotted with respect to the treasury shares owned by the non-surviving entity, new shares issued by the Bank will be allotted and delivered in accordance with the Merger Ratio with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger). Please note, however, that there is no guarantee that a court will not reach a different conclusion in the future with respect to this issue.

(6) Since August 2014, the Fair Trade Commission has been conducting an investigation into the collusion of loan and deposit interest rates among four major banks, Woori Bank, Kookmin Bank, Shinhan Bank and Hana Bank. The investigation is being conducted on the bank’s overall interest rate system and interest rates on loans and deposits. The results cannot be predicted, and any results of the investigation to be announced may affect the Bank’s operations and financial condition. Accordingly, investors should continue to observe the investigation results to be announced in the future.

Since August 2014, the Fair Trade Commission has been conducting an investigation into the collusion of loan and deposit interest rates among four major banks, Woori Bank, Kookmin Bank, Shinhan Bank and Hana Bank. The investigation is being conducted on the bank’s overall interest rate system and interest rates on loans and deposits. (The Fair Trade Commission also conducted investigations into collusion of interest rates on certificates of deposit in July 2012.) The results cannot be predicted, and any results of the investigation to be announced may affect the Bank’s operations and financial condition. Accordingly, investors should continue to observe the investigation results to be announced in the future.

(7) Since 2010 until the date of submission of this Securities Registration Statement, there have been two institutional sanctions against the Bank (an additional one is expected), three sanctions against its executive officers (an additional one is expected), three institutional sanctions against Woori Investment Bank and five sanctions against its executive officers, in terms of institutional and executive officer sanctions imposed with respect to the parties to the Merger and their main consolidated subsidiaries.

Since 2010 until the date of submission of this Securities Registration Statement, there have been two institutional sanctions against the Bank (an additional one is expected), three sanctions against its executive officers (an additional one is expected), three institutional sanctions against Woori Investment Bank and five sanctions against its executive officers, in terms of institutional and executive officer sanctions imposed with respect to the parties to the Merger and their main consolidated subsidiaries.

<The Bank>

(1)	Institutional Sanctions

Date of Sanction	Sanctioned Party	Sanctioning Entity	Sanction	Reason for Sanction	Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
6.4.2013	The Bank	FSS	Institutional warning	- Violation of the real name financial system, wrongful processing of deposits and withdrawals, negligence in prevention of accidents	Submission for board of directors’ consideration	Instruction of duties and increased supervision of management

6.4.2013	The Bank	FSS	Monetary fine (KRW 33,200,000)

-        Incorrect handling of credit information management duties (KRW 4,500,000)

-        Violation of requirement of board of directors’ resolution with respect to an extension of credit to a specially related person of largest shareholder (KRW 25,000,000)

-        Prohibited act during credit card holder solicitations (KRW 3,700,000)

					Payment of fine	Instruction of duties and increased supervision of management

*	In addition to the sanctions above, the Bank was reviewed by the sanction deliberation committee of the FSS on September 4, 2014 for violation of the real name financial system and wrongful proposal of trust transaction conditions, and although an institutional caution (a low punishment) is anticipated as a result of the deliberation, no official notice has been received yet.

(2)	Sanctions Against Executive Officers and Employees

Date of Sanction	Sanctioning Entity	Sanctioned Party	Sanction	Reason for Sanction	Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
4.29.2010 9.10.2010	FSS	Five current and former executive officers	- One person – three month pay reduction - Four people – reprimand and caution

     Wrongful agreement regarding a bridge loan of a different financial institution in trust department – large amount of losses incurred

‚     Wrongful dealing of OTC derivative products (currency options)

ƒ     Negligent dealing of OTC derivative products (currency options)

					Resolution of personnel committee	Instruction of duties and increased supervision of management

3.18.2011	FSS	Two current and former executive officers	Reprimand	Large amount of losses incurred due to wrongful dealing of OTC derivative products (currency options)	Resolution of personnel committee	Instruction of duties and increased supervision of management

Date of Sanction	Sanctioning Entity	Sanctioned Party	Sanction	Reason for Sanction	Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
6.4.2013	FSS	Two current executive officers	Caution	Wrongful abolishment of multiple prior electronic approval process for withdrawal of large amounts	Resolution of personnel committee	Instruction of duties and increased supervision of management

ø	Sanctioned party, sanction and reason for sanction are different by sanctioned party.

<Woori Investment Bank>

(1)	Institutional Sanctions

Date of Sanction	Sanctioned Party	Sanction	Reason for Sanction
3.25.2010	Woori Investment Bank	Institutional caution	Negligent risk management relating to private real estate investment fund investment

8.29.2011	Woori Investment Bank	Fine and institutional caution	- Failure to apply for ex post investment approval for acquisition of stock of another company - Failure to fill in footnote regarding agreement for asset backed corporate bill

11.21.2012	Woori Investment Bank	- Monetary penalty: KRW 41,600,000 - Designation of auditor for two years	Underestimated budgeting for provisions for credit losses for loans
12.31.2012	Woori Investment Bank	Institutional warning

(2)	Sanctions Against Executive Officers and Employees

Date of Sanction	Sanctioned Party	Sanction	Reason for Sanction
3.25.2010	Former representative director	Caution	Negligent risk management relating to acquisition financing loan

8.29.2011	Former representative director	Cautionary warning	Failure to fill in footnote regarding agreement for asset backed corporate bill
	Two current executive officers	Reprimand

11.21.2012	Former representative director	Prosecutor referral	Underestimated budgeting for provisions for credit losses for loans
12.31.2012	Former representative director	Reprimand warning
12.31.2012	Two former executive officers	Three month pay reduction
	Current representative director Current standing audit committee member	Cautionary warning

(8) There are no agreements for put options, call options, put back options, etc. between the merging parties or with a third party in relation to the Merger.

(9) The Bank plans to succeed to or hire the executive officers and employees employed by the Company as of the date of the Merger, and there are no risks relating to the reorganization of personnel.

(10) The effectiveness of this Securities Registration Statement pursuant to Article 120(3) of the FISCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained herein nor the government’s guarantee or approval of the value of the securities.

VII.	MATTERS RELATING TO APPRAISAL RIGHTS

The Company, the non-surviving entity and sole shareholder of the Bank, has agreed that it will not be granted any appraisal rights by the Bank.

The appraisal rights of the Company are as follows:

1.	Conditions for Exercising Appraisal Rights

In the case of shareholders of the Company, pursuant to Article 522-3 of the KCC and Article 5(8) and Article 12(7)2 of the Act on the Structural Improvement of the Financial Industry, the shareholders listed in the shareholder register as of the record date (i.e., September 15, 2014) may dissent from the resolution of the board of directors relating to the Merger. Any shareholder dissenting from such resolution must notify the Company in writing of its intent to dissent prior to the general meeting of shareholders. Only in the event that a shareholder has provided the Company with such written notice of its intent to dissent may such shareholder exercise its appraisal rights by providing the Company with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 10 days after the date of public notice (i.e., October 11, 2014) of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of dissenting shareholders (i.e., by October 21, 2014). Appraisal rights may be exercised with respect to all or a portion of the shares owned by a shareholder.

Pursuant to Article 165-5(1) of the FISCMA and Article 176-7(2) of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice (i.e., July 29, 2014), (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

In addition, shareholders that notify the Company in writing of their intent to dissent from the resolution of the board of directors relating to the Merger may not exercise appraisal rights if such shareholders vote in favor of the Merger at the general meeting of shareholders. The Company, as a listed company, under Article 5(8) and Article 12(8) of the Act on the Structural Improvement of the Financial Industry, must purchase the shares in respect of which appraisal rights have been exercised within two months after the date on which the written statement regarding exercise of appraisal rights was received.

2.	Expected Share Purchase Price

A.	Proposed Purchase Price

Item	Description
Company’s proposed purchase price for negotiation	KRW 12,422

Calculation criteria	Purchase price determined in accordance with the method prescribed by Article 165-5 of the FISCMA and Article 176-7 of its Enforcement Decree

If negotiation is not successful	In accordance with Article 165-5 of the FISCMA, the purchase price shall be determined based on the trading price of the applicable shares on a securities market, and if the corporation or the shareholder exercising the appraisal rights contests such purchase price, it may request determination of the purchase price by a court.

ø	Method of determination of expected share purchase price (calculation date: one day prior to the resolution of the board of directors (i.e., July 27, 2014))

Item	Amount (KRW)	Calculation Period
(i) Weighted average of the share prices for the most recent two-month period	12,247	May 28, 2014 ~ July 27, 2014

(ii) Weighted average of the share prices for the most recent one-month period	12,305	June 28, 2014 ~ July 27, 2014

(iii) Weighted average of the share prices for the most recent one-week period	12,714	July 21, 2014 ~ July 27, 2014

Purchase price [((i) + (ii) + (iii)) / 3]	12,422	—

The table below shows the share prices and trading volumes for the two-month period leading up to the calculation date of July 27, 2014.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
May 28, 2014	12,000	1,762,930	21,155,160,000
May 29, 2014	11,850	1,463,609	17,343,766,650
May 30, 2014	12,000	2,467,642	29,611,704,000
June 2, 2014	12,100	1,436,315	17,379,411,500
June 3, 2014	12,300	2,701,302	33,226,014,600
June 5, 2014	12,300	1,021,230	12,561,129,000
June 9, 2014	12,100	1,296,410	15,686,561,000
June 10, 2014	12,300	1,353,962	16,653,732,600
June 11, 2014	12,650	1,858,004	23,503,750,600
June 12, 2014	12,450	868,809	10,816,672,050
June 13, 2014	12,600	1,191,247	15,009,712,200
June 16, 2014	12,750	1,634,957	20,845,701,750
June 17, 2014	12,750	1,433,813	18,281,115,750
June 18, 2014	12,600	1,067,564	13,451,306,400
June 19, 2014	12,450	762,100	9,488,145,000
June 20, 2014	12,100	1,188,643	14,382,580,300
June 23, 2014	11,850	2,116,987	25,086,295,950
June 24, 2014	11,850	2,079,759	24,645,144,150
June 25, 2014	11,800	1,397,893	16,495,137,400
June 26, 2014	12,000	1,129,224	13,550,688,000
June 27, 2014	11,950	762,803	9,115,495,850
June 30, 2014	12,050	1,336,354	16,103,065,700
July 1, 2014	11,900	796,897	9,483,074,300
July 2, 2014	12,000	921,479	11,057,748,000
July 3, 2014	11,950	1,034,077	12,357,220,150
July 4, 2014	11,850	823,259	9,755,619,150
July 7, 2014	11,950	995,688	11,898,471,600
July 8, 2014	11,900	597,622	7,111,701,800
July 9, 2014	12,050	795,646	9,587,534,300
July 10, 2014	12,000	663,336	7,960,032,000
July 11, 2014	11,800	808,620	9,541,716,000
July 14, 2014	11,850	614,378	7,280,379,300
July 15, 2014	12,400	2,783,679	34,517,619,600
July 16, 2014	12,250	872,617	10,689,558,250
July 17, 2014	12,550	1,454,346	18,252,042,300
July 18, 2014	12,300	817,383	10,053,810,900
July 21, 2014	12,250	718,130	8,797,092,500
July 22, 2014	12,550	867,466	10,886,698,300
July 23, 2014	12,850	1,546,499	19,872,512,150
July 24, 2014	12,550	1,550,401	19,457,532,550
July 25, 2014	12,950	2,195,283	28,428,914,850

Item	Total Trading Volume	Closing Price x Trading Volume	Price (KRW)
Weighted average of the closing prices for the most recent two-month period (A)	53,188,363	651,381,568,450	12,247
Weighted average of the closing prices for the most recent one-month period (B)	22,193,160	273,092,343,700	12,305
Weighted average of the closing prices for the most recent one-week period (C)	6,877,779	87,442,750,350	12,714
Purchase price based on arithmetic mean (D)	[D = (A + B + C) / 3]		12,422

*	Source: Korea Exchange (http://www.krx.co.kr)

3.	Procedures, Method, Timeframe and Location for Exercise

A.	Procedures for Expressing Intent to Dissent

Pursuant to Article 522-3 of the KCC and Article 165-5 of the FISCMA, shareholders opposing the Merger among those registered in the shareholder register as of the record date (i.e., September 15, 2014) must notify the Company in writing of their intent to dissent from the resolution of the board of directors relating to the Merger prior to the general meeting of shareholders (Article 165-5 of the FISCMA provides that appraisal rights will be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day following the date of such public notice (i.e., July 29, 2014), (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights).

Beneficial owners that have entrusted their shares to a securities company (i.e., a financial investment business entity) must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders (i.e., October 6, 2014). A securities company must collect and convey such information to the Korea Securities Depositary, (the “KSD”) two business days prior to the date of the general meeting of shareholders (i.e., October 7, 2014). The KSD must notify the Company of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of the general meeting of shareholders.

B.	Method of Exercising Appraisal Rights

Pursuant to Article 5(8) and Article 12(7)2 of the Act on the Structural Improvement of the Financial Industry, a shareholder that has provided written notice of its intent to dissent may exercise its appraisal rights by requesting that the Company purchase the shares owned by such shareholder in a written statement specifying the class and the number of such shares within 10 days after the date of public notice (i.e., October 11, 2014) of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of the dissenting shareholders (i.e., by October 21, 2014).

However, beneficial owners that have entrusted their shares to a securities company (i.e., a financial investment business entity) may exercise their appraisal rights by filing with such securities company an application to exercise the appraisal rights with respect to such entrusted shares. If a beneficial owner files such an application before two business days prior to the end of the appraisal right exercise period (i.e., by October 17, 2014), such securities company will request the exercise of the appraisal rights with respect to such shares to the KSD by the business day prior to the end of the appraisal right exercise period (i.e., by October 20, 2014), and the KSD will collect such requests to exercise appraisal rights made by securities companies and notify the Company in writing of such exercise of appraisal rights on the final day of the appraisal right exercise period (i.e., October 21, 2014).

C.	Filing Location

Company	Location	Remarks
Woori Finance Holdings Co., Ltd.	Financial Management Department 20F, Woori Bank Head Office 51, Sogong-ro, Jung-gu Seoul, 100-792, Korea	A beneficial owner that has entrusted its shares to a securities company must file with such securities company.

D.	Exercise Period

In the event a shareholder has provided the Company with written notification of such shareholder’s intent to dissent from the resolution of the board of directors relating to the Merger prior to the general meeting of shareholders, such shareholder may exercise its appraisal rights within 10 days after the date of public notice (i.e., October 11, 2014) of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of the dissenting shareholders (i.e., by October 21, 2014) pursuant to Article 5(8) of the Act on the Structural Improvement of the Financial Industry.

Event	Date
Resolution of the board of directors	July 28, 2014
Record date	September 15, 2014
Period for notification of intent to dissent	September 29 ~ October 9, 2014
General meeting of shareholders	October 10, 2014
Public notice of the resolutions adopted at the general shareholders’ meeting and the exercise of appraisal rights of the dissenting shareholders	October 11, 2014
Appraisal right exercise period	October 11 ~ 21, 2014

4.	Impact of the Appraisal Rights on the Effectiveness of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be cancelled if, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of the Company.

5.	Funding, Schedule, Method, etc. of Payment of the Share Purchase Price

A.	Funding of Share Purchase Price

While funding is expected to come from available funds with any deficit to be made up through the issuance of commercial paper and short-term bonds and loans from financial institutions, no specific details have been determined as of the date of submission of this Securities Registration Statement.

B.	Payment Method for Share Purchase Price

-	Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders.

-	Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies.

C.	Payment Schedule for Share Purchase Price

Pursuant to Article 5(8) and Article 12(8) of the Act on the Structural Improvement of the Financial Industry, payment of the share purchase price is expected to be made within two months after the last day of the appraisal right exercise period.

D.	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be disposed of within three years after the acquisition of such shares in accordance with Article 165-5(4) of the FISCMA and Article 176-7(4) of its Enforcement Decree.

E.	Noteworthy Matters Relating to the Exercise of Appraisal Rights

-	Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change as a result of the negotiation process to be conducted with the shareholders, if needed.

-	In the event appraisal rights are exercised, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable. Shareholders should note that in the event the corporate tax or income tax and securities transaction tax, etc. applicable to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs) as described above are not withheld by the securities company or the Company, the relevant shareholders may be directly responsible for reporting and payment of such taxes.

6.	Grounds for Non-recognition of or Limitations on Appraisal Rights

Pursuant to Article 522-3 of the KCC and Article 5(8) and Article 12(7)2 of the Act on the Structural Improvement of the Financial Industry, a shareholder that has provided written notice of its intent to dissent may exercise its appraisal rights by requesting that the Company purchase the shares owned by such shareholder in a written statement specifying the class and the number of such shares within 10 days after the date of public notice of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of the dissenting shareholders (i.e., by October 21, 2014).

However, pursuant to Article 165-5(1) of the FISCMA and Article 176-7(2) of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day following the date of such public notice (i.e., July 29, 2014), (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe, and the exercise of appraisal rights may not be revoked after their exercise. In addition, shareholders that notify the Company in writing of their intent to dissent from the resolution of the board of directors relating to the Merger may not exercise appraisal rights if such shareholders vote in favor of the Merger at the general meeting of shareholders.

7.	Other Matters Necessary for an Investor’s Decision

A.	In accordance with applicable laws, appraisal rights will be extinguished if the Merger is not approved at the general meeting of shareholders, and the Merger Agreement will also cease to be effective.

B.	In the event appraisal rights are exercised, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., sale price less acquisition costs and transaction costs), and a securities transaction tax of 0.5% of the sales price may be applicable. In the event such amounts are not withheld by the relevant securities company or the Company, the relevant shareholders may be directly responsible for reporting and payment of such amounts.

C.	If, due to the exercise of appraisal rights by the Company’s shareholders dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of the Company’s issued and outstanding shares, the Merger may be cancelled due to termination of the Merger Agreement.

VIII.	RELATIONSHIP OF THE PARTIES

1.	Relationship of the Parties

A.	Affiliates and Subsidiaries

The Bank is a subsidiary of the Company. The Company owns 100% of the Bank’s issued shares as of the date of submission of this Securities Registration Statement.

B.	Directors and Executive Officers with Concurrent Offices

As of the date of submission of this Securities Registration Statement, the directors and executive officers who hold concurrent offices at the Company and the Bank are as below.

(As of the date of submission of this Securities Registration Statement)

Name	Company	Bank
Soon-Woo Lee	Chairman	President
Dong-Gun Lee	Executive Vice President*	Deputy President
Sang-Keun Oh	Outside Director	Outside Director
Kang-Shik Choi	Outside Director	Outside Director
Min Chang	Outside Director	Outside Director
Seong-Yeol Lim	Outside Director	Outside Director

*	Non-registered executive officer

C.	Major Shareholders and Specially Related Persons Among the Parties

The Company as the parent company owns 100% of the issued shares of the Bank, and therefore, major shareholders and specially related persons of the Company constitute specially related persons of the Bank.

D.	Other Relationships including Competitive or Complementary Relationships

The Bank is a wholly-owned subsidiary of the Company, and the relationship of the parties is that of a subsidiary and its financial holding company.

2.	Transactions between the Parties

A.	Investments

During the period subject to public disclosure (the “Public Disclosure Period”), no investments were made between the parties; however, as stated above, the Bank is a wholly-owned subsidiary of the Company.

B.	Guarantees of Debt

Not applicable

C.	Provision of Security

Not applicable

D.	Assets and Liabilities, Income and Expenses from Transactions

Income and expenses from transactions and assets and liabilities between the Bank and the Company are as follows:

(Unit: KRW millions)

Bank’s Classification	Item	1H 2014	2013	2012	Counterparty
Assets	Loans	—	—	241	The Company
	Other assets	—	134,827	20,828
	Total	—	134,827	21,069
Liabilities	Deposits	1,895,156	72,670	206,137
	Other liabilities	204,701	25,593	167,317
	Total	2,099,857	98,263	373,454

Bank’s Classification	Item	1H 2014	2013	2012	Counterparty
Income	Interest income	14	25	—
	Fee income	545	1,089	2,273
	Total	559	1,114	2,273
Expenses	Interest expenses	6,128	3,345	10,983
	Fee expenses	18,856	25,156	48,913
	Other expenses	367	80	183
	Total	25,351	28,581	60,079

3.	Transactions with the Major Shareholder

The only shareholder that owns 10% or more of the Company’s equity is its largest shareholder, the KDIC. The Company conducted no transactions with the KDIC during the Public Disclosure Period.

The Company owns 100% of the Bank’s equity as its major shareholder. Please refer to “2. Transactions between the Parties” above for the transactions conducted between the Bank and the Company. In addition, the transactions conducted between the Bank and the KDIC, the major shareholder of the Company, during the Public Disclosure Period are as follows:

A.	Guarantees Provided to Major Shareholders

(Unit: KRW millions)

Related Party	Guarantee	1H 2014	2013	2012
KDIC	Loan commitment	1,500,000	2,000,000	2,000,000

B.	Transfer of Assets with Major Shareholders

Not applicable

C.	Business Transactions with Major Shareholders

[Assets and Liabilities]

(Unit: KRW millions)

Bank’s Classification	Item	1H 2014	2013	2012	Counterparty
Assets	Other assets	740,783	790,701	610,872	KDIC
Liabilities	Deposits	619,920	807,163	344,653
	Other liabilities	5,169	3,898	2,182
	Total	625,089	811,061	346,835

[Income and Expenses]

(Unit: KRW millions)

Bank’s Classification	Item	1H 2014	1H 2013	2013	2012	Counterparty
Income	Interest income	14,035	12,041	26,000	30,544	KDIC
Expenses	Interest expenses	6,653	3,509	7,967	4,301
	Reversal of provision for credit loss	(58)	—	(65)	(281)
	Total	6,595	3,509	7,902	4,020

IX.	OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Past Mergers

Details on mergers involving the parties to the Merger during the past three years are as follows:

A.	The Bank

(1)	Spin-off of Woori Card

To strengthen the business capacity of the credit card business of the Group and increase the competitiveness of its non-banking business operations, the Bank’s board of directors resolved to conduct a spin-off of its credit card operations in September 2011, which was completed in April 2013, based on a 0.7790133 : 0.2209867 ratio between the surviving Bank and the newly-established company, Woori Card. Based on the Group’s extensive banking network and client base, Woori Card has established optimized business strategies as a credit card subsidiary of a financial holding company and is actively pursuing new business areas for growth opportunities.

In addition, Woori Card, by prioritizing customer value in all areas of business, continues to develop products and services tailored to customer needs and plans to consistently differentiate itself through the development of new services by actively pursuing partnerships in the industry and expanding into new business areas.

B.	The Company

(1)	Spin-off of KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd.

The Company separated out the businesses of Kwangju Bank and Kyongnam Bank to sustain the growth of such businesses relating to the ownership and control of the operations of regional banks. After resolution of the Company’s board of directors on August 27, 2013, the Company conducted a spin-off of the newly established KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. based on the following allotment ratio (the ratio of allotment of new shares of each company for one common share of the Company) on May 1, 2014.

Classification	Company	KJB Financial Group	KNB Financial Group
Book value of consolidated owners’ equity after spin-off	KRW 1,582,200,000,000	KRW 120,060,000,000	KRW 183,470,000,000
Book value of consolidated owners’ equity before spin-off	KRW 1,885,730,000,000
Allotment ratio	0.8390	0.0637	0.0973

*	The allotment ratio with respect to each spin-off company was calculated by dividing the book value of the consolidated net assets (total assets minus total liabilities) of the applicable spin-off business by the sum of the book value of consolidated net assets of the Company before the spin-off and the book value of its treasury shares before the spin-off, each based on the Company’s consolidated statement of financial position as of June 30, 2013

After the spin-off, KJB Financial Group Co., Ltd. merged with Kwangju Bank and KNB Financial Group Co., Ltd. merged with Kyongnam Bank, to facilitate the Korean government’s policy of recovering public funds invested in the private sector by disposing of the Company’s businesses in stages and also maximize the competitiveness of the Korean financial industry through such privatization of the Company. KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. are currently expected to be acquired by JB Financial Group Co., Ltd. and BS Financial Group Inc., respectively. The two regional banks will be able to become more responsive to the changes in their respective regions’ economic environment after they are acquired and are expected to contribute to enhancing the fundamental competitiveness of the Korean financial industry.

(2)	Acquisition of Kumho Investment Bank

Kumho Investment Bank was established in 1974 as Kwangju Investment & Finance and was engaged primarily in short-term financing until its conversion into a merchant bank in 1994, when it expanded its area of business to international financing services, leasing services, securities services, etc. In 2001, Asiana Airlines Inc. replaced Kumho Development as the company’s largest shareholder through the merger of Kumho Investment Bank and Kumho Capital. In 2007, Woori Private Equity Fund acquired 7,100,000 shares (total purchase price of KRW 63,332,000,000 at KRW 8,920 per share, comprising 41.43% of the total shares) of Kumho Investment Bank through a designated third party allotment of new shares, and Woori Private Equity Fund replaced Asiana Airlines Inc. as the largest shareholder.

Kumho Investment Bank experienced a decline in its operations due to the reduction in various investment limits from the decrease in its capital caused by the deterioration of the financial markets in recent years but improved its financial structure through a KRW 140 billion paid-in capital increase in June 2013. On June 21, 2013, Kumho Investment Bank became a subsidiary of the Company through the Company’s acquisition of new shares and plans to stabilize its operations by streamlining its organization and improving its asset quality. Kumho Investment Bank also plans to consistently develop new sources of revenue based on its synergies with the Group and explore growth strategies that utilize the various licenses it holds as the sole merchant bank in Korea.

At the extraordinary general meeting of its shareholders on October 2, 2013, Kumho Investment Bank changed its name to Woori Investment Bank.

(3)	Addition of Woori Card as a Subsidiary (the Bank’s Spin-off of Woori Card)

To strengthen the business capacity of the credit card business of the Group and increase the competitiveness of its non-banking business operations, the Bank’s board of directors resolved to conduct a spin-off of its credit card operations in September 2011, which was completed in April 2013, based on a 0.7790133 : 0.2209867 ratio between the surviving Bank and the newly-established company, Woori Card. Based on the Group’s extensive banking network and client base, Woori Card has established optimized business strategies as a credit card subsidiary of a financial holding company and is actively pursuing new business areas for growth opportunities.

In addition, Woori Card, by prioritizing customer value in all areas of business, continues to develop products and services tailored to customer needs and plans to consistently differentiate itself through the development of new services by actively pursuing partnerships in the industry and expanding into new business areas.

(4)	Woori FG Savings Bank

In March 2011, in order to enter the expanding microfinance market and diversify the Company’s business portfolio, the Company established a wholly-owned subsidiary, Woori Suhmin, to acquire certain assets and liabilities of Samhwa Mutual Savings Bank through a P&A transaction (i.e., purchase of assets and assumption of liabilities) and obtain the licenses necessary to operate under the Mutual Savings Bank Act. Subsequently, the subsidiary was renamed Woori FG Savings Bank and added as a consolidated subsidiary of the Company. The assets and liabilities acquired through the P&A were valued at KRW 778,569,000,000 (including KRW 50,000,000,000 of goodwill) and KRW 778,569,000,000, respectively.

Woori FG Savings Bank seeks to coordinate its operations with the Company’s other subsidiaries for growth concentrated on high-quality assets and strives to reduce the non-performing assets acquired from Samhwa Mutual Savings Bank. In September 2012, Woori FG Savings Bank also acquired certain assets and liabilities from Solomon Mutual Savings Bank and expanded its branch network in the Seoul metropolitan area. The assets and liabilities so acquired were valued at KRW 2,759,000,000 (including KRW 21,000,000 of goodwill) and KRW 2,759,000,000 million, respectively.

On June 27, 2014, Woori FG Savings Bank was sold to NongHyup Financial Group Inc. along with Woori Investment & Securities and Woori Aviva Life Insurance.

2.	Share Ownership of Major Shareholders

A.	Changes in Share Ownership of the Largest Shareholders and Specially Related Persons After the Merger

(1)	Changes in Share Ownership of the Bank’s Largest Shareholder and Its Specially Related Persons

(As of the date of submission of this Securities Registration Statement)	(Unit: Shares, %)

Name	Relationship	Type of Stock	Shares Owned Before the Merger				Shares Owned After the Merger
			Bank		Company		Bank
			Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding	Remarks
Company	Largest shareholder	Common stock	596,690,380	100.00	29,157	0.00	—	—	—

(2)	Changes in Share Ownership of the Company’s Largest Shareholder and Its Specially Related Persons

(As of the date of submission of this Securities Registration Statement)	(Unit: Shares, %)

Name	Relationship	Type of Stock	Shares Owned Before the Merger				Shares Owned After the Merger
			Bank		Company		Bank
			Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding	Remarks
KDIC	Largest shareholder	Common stock	—	—	385,285,578	56.97	385,285,578	56.97	—

3.	Changes in Capital After the Merger

(As of the date of submission of this Securities Registration Statement)	(Unit: Shares, KRW millions)

Item	Before the Merger		After the Merger
	Bank	Company	Bank
Number of shares authorized for issuance	3,000,000,000	2,400,000,000	5,000,000,000
Number of issued shares	596,690,380	676,278,371	676,278,371
Capital stock	2,983,452	3,381,392	3,381,392
Hybrid equity securities	1,880,798	498,407	2,379,205
Total reserves	13,097,418	8,298,251	11,531,046

1.	Shares authorized for issuance, issued shares and capital stock are as of the date of submission of this Securities Registration Statement.
2.	The Bank’s total reserves before the Merger is the sum of capital surplus, other equity and retained earnings based on the Bank’s separate statement of financial position as of June 30, 2014. The Company’s total reserves before the Merger is the sum of capital surplus, other equity and retained earnings based on the Company’s separate statement of financial position as of June 30, 2014.
3.	The Bank’s board of directors resolved to include an amendment to the articles incorporation to increase the number of common shares authorized for issuance from 3,000,000,000 to 5,000,000,000 as an agenda item to be voted on at the extraordinary general meeting of shareholders to approve the Merger on October 10, 2014. If such resolution is not approved at such extraordinary general meeting of shareholders, the number of the Bank’s common shares authorized for issuance will remain unchanged at 3,000,000,000.
4.	The changes in capital after the Merger stated above assume that there will be 676,278,371 newly issued shares in connection with the Merger, and the 596,690,380 registered common shares of the Bank currently owned by the Company will be acquired and simultaneously cancelled by the Bank at the time of the Merger.

4.	Management Policies and Members of Management

The management of the Bank is as listed below, and the current members of management will hold their current offices after the Merger until the respective expiration dates of their terms.

(As of the date of submission of this Securities Registration Statement)                                                                        (Unit: Shares)

	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
Name								Common	Preferred
Soon-Woo Lee	Male	12.1950	President	Yes	Yes	Administration	(Education) 1969. Daegu High School 1977. Sungkyunkwan University, Dept. of Law (Work Experience) 2004. Business Support Business Unit, Head 2004. Consumer Banking Business Unit, Head 2007. Consumer Banking I Business Unit, Head 2008. Consumer Banking Business Unit, Head 2008. Deputy President 2011. President	—	—	6.5.2013 -Present	12.30.2014

Dong-Gun Lee	Male	1.1958	Deputy President	Yes	Yes	Business Administration	(Education) 1976. Kyeongbuk High School 1980. Yeungnam University, Economics Dept. 2010. Yonsei University, Financial Engineering, Masters (Work Experience) 2007. International Trade Business Division, General Manager 2009. Garak Branch General Manager 2009. Gangnamjungang Corporate Banking Center , Head 2011. Channel Support Division, Managing Director 2011. Operation & Support Business Unit, Executive Vice President 2012. Credit Support Unit, Executive Vice President	—	—	3.20.2014 -Present	12.30.2014

Yong-Woo Kim	Male	11.1956	Standing Member of Audit Committee	Yes	Yes	Audit	(Education) 1975. Jeonju High School 1980. Yonsei University, Economics Dept. 1997. Syracuse University, Public Administration Dept., Masters (Work Experience) 2007. The Board of Audit and Inspection of Korea, Director of Construction Logistics Audits 2009. The Board of Audit and Inspection of Korea, Director of Social Welfare Audits 2010. The Board of Audit and Inspection of Korea, Audit & Research Institute, Director 2011. The Board of Audit and Inspection of Korea, Deputy Secretary-General	—	—	3.24.2011 -Present	12.30.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Sang-Keun Oh*	Male	4.1956	Outside Director	Yes	No	Outside Director	(Education) 1975. Kyeongbuk High School 1979. Sungkyunkwan University, Economics Dept. 1981. Seoul National University, Economics Dept., Masters (Work Experience) 1985. Donga University, Economics Dept., Assistant Professor 1993. Donga University, Economics Dept., Associate Professor 1998. Donga University, Economics Dept., Professor (Current)	—	—	3.20.2014 -Present	—

Kang-Shik Choi*	Male	8.1960	Outside Director	Yes	No	Outside Director	(Education) 1979. Cheonggu High School 1984. Yonsei University, Economics Dept. 1986. Yonsei University, Economics Dept., Masters (Work Experience) 1994. Korea Institute for Industrial Economics and Trade, Senior Research Engineer 1995. Korea Labor Institute, Trend Analysis Dept., Head 2006. Yonsei University, College of Business and Economics, Economics Dept., Professor (Current)	—	—	3.20.2014 -Present	—

Seong-Yeol Lim	Male	5.1963	Outside Director	Yes	No	Outside Director	(Education) 1982. Osan High School 1986. Seoul National University, Dept. of Economics 1988. Seoul National University, Public Administration Dept., Masters (Work Experience) 2008. Korea Deposit Insurance Corporation, Fund Management, Head 2013. Korea Deposit Insurance Corporation, Risk Management, General Manager 2013. Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager	—	—	6.5.2013 -Present	6.5.2015

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Min Chang*	Male	1.1965	Outside Director	Yes	No	Outside Director	(Education) 1983. Kyeongbuk High School 1988. Seoul National University, Economics Dept. 1997. Michigan State University, Economics Ph.D. (Work Experience) 2007. Bank of Korea, Policy Planning Bureau, Policy Coordination Division, Deputy Head 2011. Financial Services Commission, Advisor to the Chairman 2013. Korea Institute of Finance, Research and Coordination, Director	—	—	3.21.2013 -Present	—

Kwang-Goo Lee	Male	7.1957	Executive Vice President	No	Yes	Consumer Banking	(Education) 1976. Cheonan High School 1980. Sogang University, Economics Dept. (Work Experience) 2003. Hong Kong Branch General Manager 2004. Consumer Marketing Dept., General Manager 2007. Card Strategy Dept., General Manager 2007. Hong Kong Woori Investment Bank, President 2008. Consumer Business Strategy Dept., General Manager 2009. Gwangjin-Seongdong Sales Center, Head	—	—	12.9.2011 -Present	12.8.2014

Tae-Yong Park	Male	12.1958	Executive Vice President	No	Yes	Global Business	(Education) 1977. Dongsung High School 1982. Sungkyunkwan University, Economics Dept. (Work Experience) 2004. HR Development Dept. General Manager 2007. Seosomun Branch General Manager 2009. Gangnam Kyobo Tower Branch General Manager 2010. Seoul City Hall Sales Center, Head 2011. International Trade Business Division, Managing Director	—	—	12.10.2012 -Present	12.8.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Ki-Hyung Kwon	Male	9.1958	Executive Vice President	No	Yes	Institutional Banking	(Education) 1978. Keisung High School 1986. Yonsei University, Public Administration Dept. (Work Experience) 2004. Bundang Branch General Manager 2006. Dogok Suite Branch General Manager 2007. Sales Support Dept., General Manager 2009. Audit Dept., Senior Manager 2011. Head Office Corporate Banking Center, Head 2012. IB Division, Managing Director 2013. Financial Markets Business Unit, Head	—	—	4.1.2013 -Present	12.9.2014

Yong-Kwon Lee	Male	8.1956	Executive Vice President	No	Yes	SME Corporate Banking	(Education) 1975. Gwangju Commercial High School (Work Experience) 2003. Honam Corporate Banking Center, General Manager 2005. Sangmu Branch General Manager 2007. Hanam Industrial Complex Branch General Manager 2008. Honam Sales Center, Head 2011. Housing Finance Division, Managing Director	—	—	6.14.2013 -Present	12.8.2014

Ku-Hyun Yu	Male	12.1957	Executive Vice President	No	Yes	Real Estate Finance	(Education) 1976. Daegu High School 1980. KeiMyung University, Economics Dept. (Work Experience) 2004. Samsung Corporate Banking Center, General Manager 2007. Institutional Sales Dept., General Manager 2007.Head Office Corporate Banking Center, General Manager 2009. Susongdong Branch General Manager 2011. Daegu Kyungbuk Sales Center, Head 2012. Marketing Support Division, Managing Director	—	—	6.14.2013 -Present	12.9.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Ki-Myoung Nam	Male	12.1958	Executive Vice President	No	Yes	Finance & Management Planning	(Education) 1977. Yeoido High School 1982. Seoul National University, Economics Dept. 2002. University of Michigan MBA (Work Experience) 2005. HR Strategy Dept., General Manager 2007. Investment Banking Dept., General Manager 2007. Yeouido Corporate Banking Center, General Manager 2008. Dispatch to Holding Company 2008. Apkujung Station Branch General Manager 2009. Sales Support Dept., General Manager 2010. Gangdong Sungnam Sales Center, Head 2012. International Trade Business Division, Managing Director	—	—	6.14.2013 -Present	12.9.2014

Ki-Hwa Jung	Male	11.1959	Executive Vice President	No	Yes	HR	(Education) 1978. Seonggwang High School 1986. Korea University, Public Administration Dept. (Work Experience) 2004. Acrovista Branch General Manager 2007. Strategy & Control Tower Dept., General Manager 2008. HR Development Dept., General Manager 2009. Dispatch to Holding Company 2011. Gwanak-Donjak Sales Center, Head 2012. Operation & Support Division, Managing Director	—	—	9.4.2013 -Present	12.9.2014

Won-Jai Jeong	Male	8.1959	Executive Vice President	No	Yes	Corporate Banking	(Education) 1977. Cheonan Commercial High School (Work Experience) 2003. West Cheonan Branch General Manager 2006. Daejeon Branch General Manager 2008. Samsung-dong Branch General Manager 2010. Yeoksam Station Branch General Manager 2011. Chungcheong Sales Center, Head 2013. Marketing Support Division, Managing Director	—	—	9.4.2013 -Present	6.13.2015

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Ki-Seok Park	Male	10.1959	Executive Vice President	No	Yes	Risk Management	(Education) 1978. Hansung High School 1982. Chung Ang University, Agricultural Economy Dept. (Work Experience) 2004. Channel Planning Dept., General Manager 2007. Songpa Branch General Manager 2009. Jongno 4-ga Branch General Manager 2011. Gyeonggi Bukbu Sales Center, Head 2013. Gangnam 1 Sales Center, Head 2013. Smart Banking Business Division, Managing Director	—	—	3.20.2014 -Present	12.8.2015

Woo Seok Chai	Male	1.1958	Executive Vice President	No	Yes	Credit Support	(Education) 1975. Namsung High School 1983. Sogang University, Economics Dept. (Work Experience) 2006. Card R&D Dept., General Manager 2008. Gongdeok-dong Branch General Manager 2008. Investment Banking Dept., General Manager 2011. Investment Banking Dept., Senior General Manager 2012. Audit Dept., Senior General Manager 2013. Corporate Restructuring Division, Managing Director	—	—	3.20.2014 -Present	9.3.2015

*	End of Term: Date of the 2015 general meeting of shareholders

Pursuant to the Merger Agreement, the Bank will appoint new directors and new audit committee members and will submit such item for resolution at the extraordinary general meeting of shareholders to approve the Merger scheduled to be held on October 10, 2014.

[Candidates for Appointment as Directors and Audit Committee Members]

Name	Date of Birth	Title	Registered Officer	Standing	Education & Work Experience
Young-Soo Park	2.1952	Outside Director / Audit Committee Member	Yes	No

(Education)

Bachelor of Liberal Arts and Sciences, Seoul National University

(Work Experience)

Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

Chief Prosecutor, Seoul High Prosecutors’ Office Current) Representative Attorney, Law Firm Gangnam LLP

Hee-Yul Chai	1.1960	Outside Director	Yes	No

(Education)

Bachelor of Economics, Seoul National University

Ph.D. in Economics, University of Paris X

(Work Experience)

Non-standing Commissioner, Financial Services Commission

Current) Professor of Economics, Kyonggi University

Seong-Yeol Lim	5.1963	Non-standing Director	Yes	No

(Education)

1986. Bachelor of Arts, Economics, Seoul National University

1988. MPA, Seoul National University

(Work Experience)

2008. Director, Risk Management Dept., Korea Deposit Insurance Corporation

2013. Deposit Insurance Corporation

2013. Director, Planning & Coordination Dept., Korea

*	The term of each director (including audit committee members) will be from the effective date of the Merger to the date of the March 2015 general meeting of shareholders

After the Merger, the Bank will conduct its business operations through the current representative director and directors and the newly appointed directors in accordance with the relevant laws and its articles of incorporation.

5.	Business Plan

Pursuant to the Merger, the Bank will conduct its banking business and will manage its non-banking business portfolio through its five additional subsidiaries, Woori Card, Woori Investment Bank, Woori FIS, Woori Private Equity and Woori Finance Research Institute. There are no other plans for a corporate reorganization, and any future plans for a corporate reorganization will be publicly disclosed once they are finalized.

6.	Pro Forma Statement of Financial Position After the Merger

(Unit: KRW millions)

Line Item	Before the Merger		Pro Forma after the Merger
	Company	Bank
ASSETS
Cash and cash equivalents	1,890,348	4,310,099	4,310,099
Financial assets at fair value through profit or loss	—	3,446,905	3,446,905
Available-for-sale financial assets	4	15,843,744	15,843,748
Held-to-maturity financial assets	—	13,281,854	13,281,854
Loans and receivables	217,510	202,802,817	202,816,909
Investments in joint ventures and associates	13,831,963	2,171,086	3,154,974
Other assets	9,919	3,148,689	3,157,325
Total assets	15,949,744	245,005,194	246,011,814
LIABILITIES
Financial liabilities at fair value through profit or loss	—	2,671,351	2,671,351
Deposits due to customers	—	175,666,909	173,771,753
Borrowings	—	14,296,309	14,296,309
Debentures	3,545,001	17,164,186	20,709,187
Other liabilities	226,693	17,244,771	17,271,571
Total liabilities	3,771,694	227,043,526	228,720,171
EQUITY
Capital stock	3,381,392	2,983,452	3,381,392
Hybrid securities	498,407	1,880,798	2,379,205
Other equity	8,298,251	13,097,418	11,531,046
Total equity	12,178,050	17,961,668	17,291,643
Total liabilities and equity	15,949,744	245,005,194	246,011,814

1.	The above pro forma separate statement of financial position of the Bank after the Merger is based on the separate statements of financial position of the Bank and the Company as of June 30, 2014 and may differ from the statement of financial position as of the actual date of the Merger.
2.	The statement of financial position after the Merger is based on the book value according to the separate financial statements, and goodwill will not be generated as a result of the Merger, and any differences will be reflected in other equity.The standards used in preparing the statement of financial position after consummation of the Merger may change to standards that more appropriately reflect the financial condition of the surviving company. In addition, the above pro forma statement of financial position after the Merger has not been audited or reviewed by the Bank’s external auditor and is subject to change based on such external auditor’s audit or review.
3.	Upon consummation of the Merger, the total number of shares issued (596,690,380) of the Bank will be cancelled in accordance with capital reduction procedures, and 676,278,371 shares will be newly issued in in accordance with the Merger Ratio, so that the total number of shares issued after the Merger will be 676,278,371.
4.	The statement of financial position after consummation of the Merger will not reflect inter-party transactions, and among such inter-party transactions, KRW 4,088 million in retirement pension plan assets (deductible from other liabilities) was offset against the Bank’s deposits.
5.	The standards used in preparing the statement of financial position after consummation of the Merger may change to standards that more appropriately reflect the financial condition of the surviving company. In addition, the above pro forma statement of financial position after the Merger has not been audited or reviewed by the Bank’s external auditor and is subject to change based on such external auditor’s audit or review.

7.	Other Matters Necessary for an Investment Decision

A.	Public Disclosure of the Merger Agreement

Pursuant to Article 522-2(1) of the KCC and Article 5(5) of the Act on the Structural Improvement of the Financial Industry, the following documents will be available at the head office of the Company from one week prior to the general meeting of the shareholders to approve the Merger (i.e., October 2, 2014) until six months after the date of the Merger (i.e., May 3, 2015).

(1)	Merger Agreement

(2)	Written statement of grounds for the allotment of new shares to be issued to the shareholders of the non-surviving entity

(3)	Each party’s latest balance sheet and income statement

B.	Shareholder and Creditor Access to Documents

Any shareholder or creditor of the Company may, at any time during business hours, inspect the documents above and request duplication of such documents or an extract thereof, upon payment of fees as determined by the Company.

C.	Public Disclosure and Distribution of the Prospectus

(1)	Public Disclosure of the Prospectus

The Bank plans to prepare a prospectus and publicly disclose it on the Financial Supervisory Service e-Disclosure System (http://dart.fss.or.kr) after the FSC declares effective this Securities Registration Statement, in accordance with Article 123 of the FISCMA. In addition, the prospectus will be available for inspection by shareholders of the Bank and the Company at the head office of the Bank and the FSC.

(2)	Distribution of the Prospectus

It is expected that shareholders of the Company who will receive registered common shares of the Bank as the surviving entity after the Merger (excluding professional investors set forth in Article 9(5) of the FISCMA and persons exempt from the prospectus delivery requirement pursuant to Article 132 of the Enforcement Decree of the FISCMA) will receive the prospectus prior to the date of the Company’s extraordinary general meeting of shareholders to approve the Merger (i.e., October 10, 2014), pursuant to Article 124 of the FISCMA.

a.	Recipients and Distribution Method of the Prospectus

-	Persons Entitled to Receive the Prospectus: Shareholders of the Company registered in its shareholder register as of the record date (i.e., September 15, 2014) for the extraordinary general meeting of shareholders to approve the Merger.

-	Delivery Method: by registered mail to the registered addresses in the shareholder register.

b.	Miscellaneous Information

-	If a shareholder of the Company who will receive registered common shares of the Bank as the surviving entity after the Merger is not able to receive the prospectus delivered by registered mail, such shareholder should receive the prospectus as an electronic document pursuant to Article 124 and Article 436 of the FISCMA or indicate in writing its intent to forego receipt of the prospectus.

-	For further information about receiving the prospectus, please contact the Company or the Bank.

-	The Bank will publicly disclose the prospectus on the Financial Supervisory Service e-Disclosure System (http://dart.fss.or.kr) as stated above for the benefit of shareholders not able to receive the prospectus due to delivery failure or other reasons, and will make the prospectus available at the head office of the Bank, the FSC and the Korea Exchange, so that investors may freely inspect the prospectus. In addition, the prospectus will be available and distributed at the Company’s extraordinary general meeting of shareholders for approval of the Merger (expected to be held on October 10, 2014).

ø Relevant Laws and Regulations

FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT

Article 9 (Other Definitions)

(5) The term “professional investor” in this Act means an investor who has an ability to take risks accompanying the investment in light of the expertise that it possesses in connection with financial investment instruments, the scale of assets owned by it, etc., and who falls under any of the following subparagraphs: Provided, That a financial investment business entity shall give consent to a professional investor prescribed by Presidential Decree when the investor notifies the financial investment business entity in writing of its willingness to be treated as an ordinary investor, unless there is a justifiable ground otherwise, and such investor shall be treated as an ordinary investor when the financial investment business entity gives such consent:

1. State;

2. The Bank of Korea;

3. Financial institutions specified by Presidential Decree;

4. Stock-listed corporations: Provided, That trading over-the-counter derivatives with a financial investment business entity shall be limited to cases where an investor notifies the financial investment business entity in writing of its willingness to be treated as a professional investor; and

5. Other persons specified by Presidential Decree.

Article 123 (Preparation and Disclosure of Investment Prospectus)

(1) When an issuer publicly offers or sells securities in accordance with Article 119, the issuer shall file an investment prospectus (hereinafter referred to as “investment prospectus”), prepared in accordance with the manner prescribed by Presidential Decree, with the Financial Services Commission on the day on which the relevant registration statement becomes effective (or the day on which the supplements to a universal shelf registration statement are filed, in cases where the supplements to the universal shelf registration statement shall be filed in accordance with Article 119 (2)) and keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection.

(2) No investment prospectus shall contain any description different from the one described in the relevant registration statement (including any supplements to a universal shelf registration statement under Article 119 (2); hereafter the same shall apply in this Chapter) or omit any description stated therein: Provided, That a description may be omitted, if it is necessary to omit the description in consideration of the balance between confidentiality in corporate management, etc. and protection of investors, etc., as prescribed further by Presidential Decree.

(3) An issuer of the collective investment securities specified by Presidential Decree shall file an additional investment prospectus separately from the one under paragraph (1) in accordance with the following subparagraphs, with the Financial Services Commission, and shall keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection: Provided, That such filing, keeping, and disclosure may be omitted, if offering or selling such collective investment securities is discontinued:

1. A revised investment prospectus shall be filed at least once after the investment prospectus under paragraph (1) is filed within an interval prescribed by Ordinance of the Prime Minister; and

2. In cases where an amendment to registration is filed in accordance with Article 182 (8), an investment prospectus in which such amendment is reflected shall be filed within five days after a notice of amended registration is delivered.

Article 124 (Fair Use of Investment Prospectus)

(1) No one shall allow any other person to acquire securities or sell securities to any other person, unless an investment prospectus prepared in conformity with Article 123 is delivered to the person (excluding professional investors and those specified by Presidential Decree) who intends to acquire the securities after the relevant registration statement becomes effective. In such cases, it shall be deemed that the investment prospectus is delivered at the time the following requirements are fully satisfied, if the investment prospectus is delivered by means of an electronic document under Article 436:

1. The person to whom the electronic document is addressed (hereinafter referred to as “addressee of the electronic document”) shall consent to the delivery of the investment prospectus by means of an electronic document;

2. The addressee of the electronic document shall designate the kind of an electronic transmission medium and place for receiving the electronic document;

3. The addressee of the electronic document shall confirm such shareholder’s receipt of the electronic document; and

4. The contents of the electronic document shall be identical with those of the investment prospectus in writing.

Article 436 (Electronic Reporting)

(1) A statement, report, or other document or material may be submitted electronically, when it is submitted to the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Association, or the Depositary in compliance with this Act.

(2) The method and procedure for electronic reporting, etc. under paragraph (1) and other necessary matters shall be prescribed by Presidential Decree.

ENFORCEMENT DECREE OF THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT

Article 132 (Persons Exempt from Issuing Investment Prospectus)

The term “those specified by Presidential Decree” in the former part of the main body of Article 124 (1) of the Act means persons falling under any of the following subparagraphs:

1. Persons falling under any provision of Article 11 (1) 1 (c) through (f) and items of Article 11 (1) 2;

2. Persons who expressed their intent to refuse to receive an investment prospectus in writing, by phone, cable, facsimile, e-mails or similar telecommunications, or other methods prescribed and publicly notified by the Financial Services Commission;

Article 385 (Reporting by Electronic Document)

(1) A person who files a registration statement, a report, or any other document or data (hereinafter referred to as the “registration statement, etc.”) with the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Exchange, the Association, or the Korea Securities Depository in accordance with the Act, this Decree, or any other Acts and subordinate statutes may file it by electronic document (referring to standardized data prepared in an electronic format with a device capable of processing information, such as a computer, and transmitted, received, or stored in the form of a document; hereinafter the same shall apply) through an information communications network under the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

(2) The standard form, method, procedure, etc. necessary for submitting a registration statement, etc. by electronic document shall be prescribed and publicly notified by the Financial Services Commission. In such cases, the Financial Services Commission may, if a registration report, etc. is also submitted to the Exchange, the Association, or the Korea Securities Depository, hear opinions of the relevant institution when it establishes or amends the standard form, method, procedure, etc. for the registration report, etc.

(3) Matters concerning registration statements, etc. submitted in accordance with any regulations related to business affairs of the Exchange, the Association, or the Korea Securities Depository may be prescribed by the relevant institution, notwithstanding the former part of paragraph (2).

(4) Matters concerning electronic documents, such as the effectiveness and time of delivery, in cases where a person files a registration statement, etc. by electronic document, shall be governed by the provisions of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

D.	Special Tax Exemptions for Recovery of Public Funds

The Company is a financial holding company regulated under the Financial Holding Companies Act, and due to the KDIC’s majority ownership, the Company is conducting the Merger with its subsidiary, the Bank, for the recovery of public funds in accordance with the Special Act on the Management of Public Funds. Therefore, the Merger is a “qualified merger” under Article 44(2) of the Corporate Tax Act pursuant to Article 121-24 of the Restriction of Special Taxation Act. Accordingly, the Bank may be deemed to have acquired the Company’s assets at book value so that the relevant tax base is nil and the Company will bear no corporate tax liability in connection with the Merger. In addition, the ex post conditions that must be satisfied to maintain “eligible merger” status (Article 44-3(3)4 and Article 44-3(3)4 of the Corporate Tax Act) are not applicable to the Merger, and therefore, the Bank will bear no corporate tax liability relating to the Merger even in the event of the KDIC’s sale of its equity interest in the Bank. Such special tax exemption was also applied to the spin-off of the regional banks completed by the Company on May 1, 2014.

ø Relevant Laws and Regulations

RESTRICTION OF SPECIAL TAXATION ACT

Article 121-24 (Special Cases for Tax Credit for Merger and Spin-off for Recovery of Public Funds)

(1) In the event a financial holding company under the Financial Holding Companies Act in which the Korea Deposit Insurance Corporation (the “KDIC”) invested more than 50% of the total issued shares conducts a spin-off by April 30, 2016 to recover public funds in accordance with the Special Act on the Management of Public Funds, such spin-off will be deemed to fulfill each condition set forth in Article 46-2 of the Corporate Tax Act, and the regulations relating to spin-offs under the above Act, the Corporate Tax Act, the Income Tax Act and the Value-Added Tax Act will be applied, and Article 46-3(3) and Article 46-3(4) of the Corporate Tax Act will not be applied.

(2) In the event a financial holding company (including a financial holding company established by a spin-off pursuant to Clause (1)) under the Financial Holding Companies Act in which the KDIC invested more than 50% of the total issued shares conducts a merger with a subsidiary company of such financial holding company (a subsidiary company in accordance with the Financial Holding Companies Act) by April 30, 2016 to recover public funds in accordance with the Special Act on the Management of Public Funds, such merger will deemed to fulfill each condition set forth in Article 44-2 of the Corporate Tax Act, and the regulations relating to mergers under the above Act, the Corporate Tax Act, the Income Tax Act and the Value-Added Tax Act will be applied, and Article 46-3(3) and Article 46-3(4) Corporate Tax Act will not be applied.

(3) In the event a financial holding company (including a financial holding company established by a spin-off pursuant to Clause 1) under the Financial Holding Companies Act in which the KDIC invested more than 50% of the total issued shares conducts a merger with a subsidiary company of such financial holding company by April 30, 2016 to recover public funds in accordance with the Special Act on the Management of Public Funds, all tax adjustments relating to the stock of the subsidiary owned by the financial holding company (with respect to the stock succeeded to by the newly established spin-off company that is a financial holding company spun off from the existing company that is a financial holding company in the course of the spin-off in accordance with Clause 1, includes amounts succeeded to the newly established spin-off company that is a financial holding company due to the lack of inclusion or exclusion in calculating the amount of income and the tax base for each business year and asset adjustment accounts created in connection with the stock of the subsidiary at the time of spin-off pursuant to Clause 1) are extinguished.

CORPORATE TAX ACT

Article 44 (Taxation on Merged Corporation upon Merger)

(1) Where a merged corporation is dissolved in the course of a merger, the assets of the merged corporation shall be deemed transferred to a surviving corporation. In such cases, gains or losses accruing from the transfer (referring to the amount calculated by deducting the value referred to in subparagraph 2 from the value referred to in subparagraph 1; hereafter the same shall apply in this Article and Article 44-3) shall be included in gross income or deductible expenses when the merged corporation calculates the amount of income for the business year in which the registration date of the merger falls:

1. Transfer value the merged corporation has received from the surviving corporation;

2. Value calculated by deducting the total book value of liabilities from the total book value of assets (hereafter referred to as “net book value of assets” in this Article) as at the registration date of the merger of the merged corporation.

(2) In applying paragraph (1), for mergers which meet all of the following requirements, transfer gains or losses may be deemed nil, considering the value under paragraph (1)1 as the net book value of assets as at the registration date of the merger of the merged corporation: Provided, That where inevitable circumstances prescribed by Presidential Decree exist, transfer gains or losses may be deemed nil, as prescribed by Presidential Decree, although the requirements prescribed in subparagraph 2 or 3 are not met:

1. A merger should be between domestic corporations which have continued to operate their business for at least one year as at the registration date of the merger: Provided, That a corporation prescribed by Presidential Decree, the sole purpose of which is to merge with other corporations shall be excluded;

2. Where the value of the stock, etc. of a surviving corporation or the parent corporation of the surviving corporation is at least 80 percent of the total costs of the merger received by the stockholders, etc. of a merged corporation in return for such merger and such stock, etc. are allocated, as prescribed by Presidential Decree, and the stock, etc. shall be distributed, as prescribed by Presidential Decree and the stockholders, etc. of the merged corporation prescribed by Presidential Decree hold such stock, etc. until the end date of the business year in which the registration date of the merger falls;

3. Where a surviving corporation continues to operate the business succeeded to by the merged corporation until the end date of the business year in which the registration date of the merger falls.

(3) Where a domestic corporation merges with or is merged into another corporation which holds all outstanding stock or investments, transfer gains or losses may be deemed nil, notwithstanding paragraph (2).

(4) Matters necessary for calculating the transfer value and the net book value of assets, the total costs of a merger, and criteria for determining the continuance or discontinuance of the business succeeded under paragraphs 1 through 3 and other matters shall be prescribed by Presidential Decree.

Article 44-3 (Special Provisions concerning Taxation on Merged Corporation upon Qualified Merger)

(1) Where transfer gains or losses are deemed nil under Article 44(2) or (3), a surviving corporation shall be deemed to have succeeded to the assets of a merged corporation at the book value, notwithstanding Article 44-2. In such cases, the surviving corporation shall appropriate the difference between the book value and the market price referred to in Article 44-2(1) per asset, as prescribed by Presidential Decree.

(2) Where a surviving corporation succeeds to the assets of a merged corporation at the book value, as prescribed in paragraph (1), it shall succeed to the losses referred to in subparagraph 1 of Article 13 as at the registration date of the merger of the merged corporation and the amount included in or excluded from the gross income or deductible expenses when the merged corporation calculates the amount of income and the tax base for each business year, other assets, liabilities, reductions, tax credits, etc. referred to in Article 59, as prescribed by Presidential Decree.

(3) Where any of the following occurs during the period prescribed by Presidential Decree not exceeding three years, a surviving corporation that succeeds to the assets of a merged corporation at the book value under paragraph (1) shall include, as prescribed by Presidential Decree, in the gross income the difference between the book value of the succeeded assets and the market price referred to in Article 44-2 (1) (limited to only where the market price exceeds the book value; hereafter the same shall apply in paragraph (4)) and the amount deducted from the succeeded losses when calculating the amount of income for the business year which includes the date the grounds arise, and shall not apply reductions, tax credits, etc. starting from the relevant business year after paying the amount of reductions, or tax credits, etc. deducted upon succession from the merged corporation under paragraph (2) in addition to the corporate tax for the relevant business year, as prescribed by Presidential Decree: Provided, That the same shall not apply where inevitable circumstances prescribed by Presidential Decree exist:

1. Where a surviving corporation discontinues the business succeeded to from a merged corporation;

2. Where stockholders, etc. of a merged corporation prescribed by Presidential Decree dispose of the stock, etc. received from a surviving corporation.

(4) Where a surviving corporation includes in the gross income the difference, etc. between the book value of the succeeded assets and the market price referred to in Article 44-2(1) pursuant to paragraph (3), it shall include, as prescribed by Presidential Decree, in the gross income or deductible expenses the difference between the transfer value paid by the surviving corporation to the merged corporation and the net market price of assets as at the registration date of the merger of the merged corporation until the date five years pass after the registration date of the merger from the date any of the grounds referred to in paragraph (3) arises.

(5) Where transfer gains or losses are deemed nil under Article 44(3), a surviving corporation shall be deemed to have succeeded to the assets of a merged corporation at the book value, and paragraphs (1) and (2) shall apply accordingly, although the surviving corporation fails to meet the requirements referred to in each subparagraph of Article 44(2). In such cases, paragraphs (3) and (4) shall not apply.

(6) A surviving corporation to which paragraph (1) applies shall file a detailed statement on the succeeded assets in the course of merger to the head of the tax office having jurisdiction over the place of tax payment, as prescribed by Presidential Decree.

(7) Matters necessary for criteria for determining the continuance or discontinuance of the succeeded business, for calculating the amounts included in gross income and deductible expenses, and the method for inclusion referred to in paragraphs (1) through (5) and other matters shall be prescribed by Presidential Decree.

E.	Lock-Up of Shares of Largest Shareholder

The lock-up procedures for the largest shareholder’s equity share is in the Bank in connection with the Bank’s privatization, including the Merger, as confirmed by the Korea Exchange as of the date of submission of this Securities Registration Statement, will be conducted as follows, subject to change based on consultation with the relevant authorities:

-	While the Merger procedures are in progress, the shares of the Bank owned by the Company will be subject to lock-up in accordance with regulations currently in effect.

-

After the Merger, the KDIC will replace the Company as the largest shareholder of the Bank, and the shares of the Bank owned by the KDIC will be subject to lock-up during the period from the new listing to the commencement of trading.

-	After completion of the Merger, the management control portion (30%) of the Bank’s shares sold by the KDIC will be subject to voluntary lock-up by the purchaser of such shares.

-	After completion of the Merger, the minority interest portion (27.9%) of the Bank’s shares sold by the KDIC will not be subject to any lock-up.

Please see the public notice of the sale to be announced in the future for further details.

SECTION 2. MATTERS RELATING TO THE PARTIES

I.	OVERVIEW OF THE BANK

1.	Overview

A.	Legal and Business Name

-	The name of the Bank is Woori Bank.

B.	Date of Establishment and Term of Existence

-	The Bank was established on January 30, 1899 as Daehan Cheonil Bank.

C.	Address, Telephone Number, Website of Head Office

-	Address: 51, Sogong-ro, Jung-gu, Seoul (203, 1-ga, Hoehyun-dong)

-	Telephone Number: 822-2002-3000

-	Website: www.wooribank.com

D.	Regulatory Framework for the Operation of the Entity’s Business

-	The Banking Act and related regulations

-	The Financial Holding Companies Act and related regulations

-	The Foreign Exchange Transactions Act and related regulations

-	The Depositor Protection Act and related regulations

-	The Act on the Structural Improvement of the Financial Industry and related regulations

-	The FISCMA and related regulations

E.	Brief Overview of Main Business Operations and New Lines of Business Planned

(1)	Main Business Operations

-	The Bank is engaged in the business of banking and other ancillary businesses.

-	For details on the main business operations of the Bank and its consolidated subsidiaries, please see “II.Description of Business of the Bank” in this Securities Registration Statement.

(2)	New Lines of Business Planned

-	Not applicable. For details on consolidated subsidiaries, please see “II. Description of Business of the Bank” below in this Securities Registration Statement.

F.	Total Number, Names and Listing Status of Affiliated Companies as of the date of submission of this Securities Registration Statement

-	The Bank is part of the Group, and as of June 30, 2014, the Group consists of 19 companies – one holding company, six first-tier subsidiaries and 12 second-tier subsidiaries.

Classification	Company Name	Controlling Company	Remarks
Holding Company	Woori Finance Holdings Co., Ltd.	KDIC	1 company

First Tier Subsidiaries	Woori Bank (equity ownership 100.0%)	The Company	6 companies
Woori Card (equity ownership 100.0%)
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)

Second Tier Subsidiaries	Woori Credit Information (equity ownership 100.0%)	The Bank	9 companies
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Indonesia (equity ownership 95.18%)
Korea BTL Infrastructure Fund (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Bank China Ltd. (equity ownership 100.0%)
ZAO Woori Bank (equity ownership 100%)
Woori Fund Service (equity ownership 100.0%)
Woori Brazil Bank (equity ownership 100%)
	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity No. 1 Private Equity Fund (equity ownership 4.95%)
Woori Columbus No. 1 Private Equity Fund (equity ownership 1.95%)

*	The Company and Woori Investment Bank are listed on the KRX KOSPI Market.

G.	Consolidated Subsidiaries

A summary of the consolidated subsidiaries as of the end of June 2014 is as follows:

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
1. Woori Credit Information	3.15.1991	27-1 Soopyo-dong, Jung-gu, Seoul	Debt collection and credit rating	31,414	Holding majority of voting rights of a corporation (K-GAAP 1027, paragraph 13)	3 applicable

2. Woori America Bank	1.27.1984	1250 Broadway New York, NY 10001, USA	Banking	1,228,163	Same as above	2 applicable

3. PT. Bank Woori Indonesia	6.18.1992	16th Fl., Jakarta Stock Exchange Bldg., JL.J end Sudirman Kav.52-53, Jakarta 12190, Indonesia	Banking	666,804	Same as above	2 applicable

4. Korea BTL Infrastructure Fund	5.19.2006	23-8 Yeoido-dong, Yeongdeungpo-gu, Seoul	Other financial	651,973	Same as above	2 applicable

5. Woori Global Markets Asia Limited	10.3.2006	19/F., Gloucester Tower, The Land mark, 15 Queen's Road Central, Hong Kong	Banking (investment finance)	184,475	Same as above	2 applicable

6. Woori Bank China Ltd.	11.12.2007	26F, Tower A, Tianyuangang Centre, C2, North Road, East Third Ring Road, Chaoyang District, Beijing, 100027, China	Banking	3,414,199	Same as above	2 applicable

7. ZAO Woori Bank	1.9.2008	8th floor, Lotte Plaza, 8, Novinsky Boulevard, Moscow, 121099, Russia	Banking	201,035	Same as above	2 applicable

8. Woori Brazil Bank	9.25.2012	Avenida Nacoes Unidas, 14,171, Crystal Tower, Conj.803, Vila Gertrudes, 04794-000, Sao Paulo-SP, Brasil	Banking	143,993	Same as above	3 applicable

9. Woori Fund Service	4.6.2011	26-4 Yeoido-dong, Yeongdeungpo-gu, Seoul	Other financial	2,694	Same as above	Not applicable

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
10. Heoreum Short-Term 15th	1.4.2000	—	Securities investment	58	Same as above	Not applicable

11. (Unsold) G5 Pro Short-Term 13th	10.31.2001	—	Securities investment	489	Same as above	Not applicable

12. (Unsold) G6 First Class Mid-term E-203	10.31.2001	—	Securities investment	1	Same as above	Not applicable

13. (Unsold) G15 First Class Mid-term C-151	10.31.2001	—	Securities investment	4	Same as above	Not applicable

14. D First Class Mid-term C-151	10.18.1999	—	Securities investment	3	Same as above	Not applicable

15. Woori Milestone Private Real Estate Fund 1st	12.30.2005	—	Securities investment	302	Same as above	Not applicable

16. Consus Sakhalin Real Estate Investment Trust 1st	4.5.2007	—	Securities investment	59,391	Same as above	2 applicable

17. Woori Partner Plus Private Equity Securities 4th	12.31.2009	—	Securities investment	409,539	Same as above	Not applicable

18. Hyundai Platinum Private Equity Securities W-3	7.18.2013	—	Securities investment	50,636	Same as above	2 applicable

19. Phoenix Sky Private Equity Securities 15th	7.18.2013	—	Securities investment	20,253	Same as above	Not applicable

20. Samsung Plus Private Equity Securities 24th	7.18.2013	—	Securities investment	50,569	Same as above	2 applicable

21. HDC Private Equity Securities Investment Trust 10th	8.6.2013	—	Securities investment	50,579	Same as above	2 applicable

22. ING Lion Private Equity Securities 47th	8.6.2013	—	Securities investment	50,565	Same as above	2 applicable

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
23. LS Leading Solution Private Equity Securities 126th	8.21.2013	—	Securities investment	50,602	Same as above	2 applicable

24. Shinhan BNPP Corporate Private Equity Securities 32nd	8.21.2013	—	Securities investment	50,526	Same as above	2 applicable

25. Hyundai Advantage Private Equity Securities 17th	8.22.2013	—	Securities investment	9,773	Same as above	Not applicable

26. Mirae Asset Triumph Private Equity Securities 21st	8.27.2013	—	Securities investment	50,464	Same as above	2 applicable

27. Meritz Prime Private Equity Securities 95th	8.6.2013	—	Securities investment	50,547	Same as above	2 applicable

28. Hi Good Choice Private Equity Securities 8th	9.5.2013	—	Securities investment	20,201	Same as above	Not applicable

29. HDC Private Equity Securities Investment Trust 11th	9.5.2013	—	Securities investment	20,199	Same as above	Not applicable

30. Woori Partner Plus Private Equity Securities 13th	9.30.2013	—	Securities investment	301,722	Same as above	2 applicable

31. Phoenix Sky Private Equity Securities 16th	11.21.2013	—	Securities investment	50,217	Same as above	2 applicable

32. Hanwha Private Equity Securities No. 65	11.21.2013	—	Securities investment	51,212	Same as above	2 applicable

33. Hanwha Private Equity Securities No. 67 (Bond)	12.23.2013	—	Securities investment	51,034	Same as above	2 applicable

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
34. HDC New Star Private Equity Securities 24th	1.21.2014	—	Securities investment	—	Same as above	Not applicable

35. Hana UBS Private Equity Securities 8th	1.28.2014	—	Securities investment	—	Same as above	3 applicable

36. Eugene Pride Private Equity Securities 40th	1.28.2014	—	Securities investment	—	Same as above	3 applicable

37. LS Leading Solution Private Equity Securities 129th	1.28.2014	—	Securities investment	—	Same as above	3 applicable

38. KB Market Long Short Private Equity Securities 1st	2.24.2014	—	Securities investment	—	Same as above	Not applicable

39. Yuri WB Private Equity Securities 7th	3.4.2014	—	Securities investment	—	Same as above	3 applicable

40. IBK Panorama Private Equity Securities 54th	3.4.2014	—	Securities investment	—	Same as above	3 applicable

41. Heungkuk Multi Private Equity Securities H-8	3.7.2014	—	Securities investment	—	Same as above	3 applicable

42. Hyundai Platinum Private Equity Securities W-4	3.7.2014	—	Securities investment	—	Same as above	3 applicable

43. Hyundai Smart Dream Private Equity Securities 14th	3.21.2014	—	Securities investment	—	Same as above	Not applicable

44. Mirae Asset Triumph Private Equity Securities 26th	4.17.2014	—	Securities investment	—	Same as above	Not applicable

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
45. Hyundai Platinum Private Equity Securities W-5	4.17.2014	—	Securities investment	—	Same as above	Not applicable

46. LS Leading Solution Private Equity Securities 133rd	4.17.2014	—	Securities investment	—	Same as above	Not applicable

47. KDB Private Equity Securities Investment Trust WB-6	4.23.2014	—	Securities investment	—	Same as above	Not applicable

48. Shinhan BNPP Corporate Private Equity Securities 37th	4.23.2014	—	Securities investment	—	Same as above	Not applicable

49. NH-CA New Private Equity Securities Investment Trust 12-63	5.30.2014	—	Securities investment	—	Same as above	Not applicable

50. Eugene Pride Private Equity Securities 43rd	5.30.2014	—	Securities investment	—	Same as above	Not applicable

51. Yuri WB Private Equity Securities 8th	5.30.2014	—	Securities investment	—	Same as above	Not applicable

52. Mirae Asset Triumph Private Equity Securities 29th	6.3.2014	—	Securities investment	—	Same as above	Not applicable

53. Yuri WB Private Equity Securities 9th	6.3.2014	—	Securities investment	—	Same as above	Not applicable

54. Asset Plus Private Equity Securities Investment Trust 18th	6.16.2014	—	Securities investment	—	Same as above	Not applicable

55. Kumho Trust 1st Co., Ltd.	9.18.2007	—	Asset-backed securitization	69,430	Same as above	2 applicable

56. Woori IB Global Bond Co., Ltd.	8.23.2007	—	Asset-backed securitization	208,385	Same as above	2 applicable

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
57. Consus Eighth Co., Ltd.	9.13.2006	—	Asset-backed securitization	16	Same as above	Not applicable

58. Asiana Saigon Co., Ltd.	8.2.2006	—	Asset-backed securitization	45,151	Same as above	2 applicable

59. An-Dong Raja 1st Co., Ltd.	8.31.2007	—	Asset-backed securitization	12,222	Same as above	Not applicable

60. Wonju I-one Inc.	11.20.2006	—	Asset-backed securitization	9	Same as above	Not applicable

61. Jeonju Iwon Ltd.	10.11.2006	—	Asset-backed securitization	186	Same as above	Not applicable

62. Kamco Value Recreation 1st Securitization Specialty Co., Ltd	8.3.2009	—	Asset-backed securitization	61,240	Same as above	2 applicable

63. Deogi Dream Fourth Co., Ltd.	9.20.2007	—	Asset-backed securitization	348	Same as above	Not applicable

64. Heights Third Co., Ltd.	12.15.2005	—	Asset-backed securitization	607	Same as above	Not applicable

65. Hermes STX Co., Ltd.	11.29.2010	—	Asset-backed securitization	179	Same as above	Not applicable

66. BWL First Co., LLC	11.15.2010	—	Asset-backed securitization	79,784	Same as above	2 applicable

67. Woori Poongsan Co., Ltd	4.13.2011	—	Asset-backed securitization	41,880	Same as above	Not applicable

68. Pyeongtaek Ocean Sand Co., Ltd.	4.13.2011	—	Asset-backed securitization	44,822	Same as above	Not applicable

69. New Year Eighth Co., Ltd.	5.7.2014	—	Asset-backed securitization	—	Same as above	Not applicable

70. W Synergy 1st Co., Ltd.	12.20.2013	—	Asset-backed securitization	9,203	Same as above	Not applicable

71. Bank Principal Protected Trust and Principal Protected Trust	—	—	Trust	1,389,082	Same as above	2 applicable

H.	Matters Relating to Credit Ratings

(1)	Ratings by Credit Agencies

(Local Currency Securities)

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
1.31.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
1.31.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
1.31.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
2.29.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
2.29.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
2.29.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
3.22.2012	Subordinated Notes	AA+	Korea Ratings (AAA~D)
3.23.2012	Subordinated Notes	AA+	KIS Ratings (AAA~D)
3.23.2012	Subordinated Notes	AA+	NICE Ratings (AAA~D)
3.30.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
3.30.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
3.30.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
4.30.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
4.30.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
4.30.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
5.15.2012	Subordinated Notes	AA+	Korea Ratings (AAA~D)
5.15.2012	Subordinated Notes	AA+	KIS Ratings (AAA~D)
5.15.2012	Subordinated Notes	AA+	NICE Ratings (AAA~D)
5.31.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
5.31.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
5.31.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
6.29.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
6.29.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
6.29.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
7.27.2012	Subordinated Notes	AA+	Korea Ratings (AAA~D)
7.27.2012	Subordinated Notes	AA+	KIS Ratings (AAA~D)
7.27.2012	Subordinated Notes	AA+	NICE Ratings (AAA~D)
7.31.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
7.31.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
7.31.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
8.31.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
8.31.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
8.31.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
9.28.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
9.28.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
9.28.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
10.31.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
10.31.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
10.31.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
11.22.2012	Subordinated Notes	AA+	Korea Ratings (AAA~D)
11.23.2012	Subordinated Notes	AA+	KIS Ratings (AAA~D)
11.23.2012	Subordinated Notes	AA+	NICE Ratings (AAA~D)
11.30.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
11.30.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
11.30.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
12.31.2012	Senior Notes	AAA	Korea Ratings (AAA~D)
12.31.2012	Senior Notes	AAA	KIS Ratings (AAA~D)
12.31.2012	Senior Notes	AAA	NICE Ratings (AAA~D)
1.31.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
1.31.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
1.31.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
2.28.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
2.28.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
2.28.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
3.29.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
2.29.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
3.29.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
4.25.2013	Hybrid Bonds	AA	Korea Ratings (AAA~D)

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
4.25.2013	Hybrid Bonds	AA	KIS Ratings (AAA~D)
4.25.2013	Hybrid Bonds	AA	NICE Ratings (AAA~D)
4.30.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
4.30.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
4.30.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
6.12.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
6.12.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
6.12.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
6.27.2013	Subordinated Notes	AA+	Korea Ratings (AAA~D)
6.27.2013	Subordinated Notes	AA+	KIS Ratings (AAA~D)
6.27.2013	Subordinated Notes	AA+	NICE Ratings (AAA~D)
6.28.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
6.28.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
6.28.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
7.31.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
7.31.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
7.31.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
8.30.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
8.30.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
8.30.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
9.30.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
9.30.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
9.30.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
10.7.2013	Subordinated Notes	AA+	Korea Ratings (AAA~D)
10.7.2013	Subordinated Notes	AA+	KIS Ratings (AAA~D)
10.7.2013	Subordinated Notes	AA+	NICE Ratings (AAA~D)
10.31.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
10.31.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
10.31.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
11.11.2013	Hybrid Bonds	AA	Korea Ratings (AAA~D)
11.11.2013	Hybrid Bonds	AA	KIS Ratings (AAA~D)
11.11.2013	Hybrid Bonds	AA	NICE Ratings (AAA~D)
11.30.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
11.30.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
11.30.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
12.30.2013	Senior Notes	AAA	Korea Ratings (AAA~D)
12.30.2013	Senior Notes	AAA	KIS Ratings (AAA~D)
12.30.2013	Senior Notes	AAA	NICE Ratings (AAA~D)
1.29.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
1.29.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
1.29.2014	Senior Notes	AAA	NICE Ratings (AAA~D)
2.28.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
2.28.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
2.28.2014	Senior Notes	AAA	NICE Ratings (AAA~D)
3.31.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
3.31.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
3.31.2014	Senior Notes	AAA	NICE Ratings (AAA~D)
4.30.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
4.30.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
4.30.2014	Senior Notes	AAA	NICE Ratings (AAA~D)
5.30.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
5.30.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
5.30.2014	Senior Notes	AAA	NICE Ratings (AAA~D)
6.30.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
6.30.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
6.30.2014	Senior Notes	AAA	NICE Ratings (AAA~D)

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
7.31.2014	Senior Notes	AAA	Korea Ratings (AAA~D)
7.31.2014	Senior Notes	AAA	KIS Ratings (AAA~D)
7.31.2014	Senior Notes	AAA	NICE Ratings (AAA~D)

(Foreign Currency Securities)

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2.1.2011	JPY 20,900m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

2.1.2011	JPY 2,600m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

2.1.2011	JPY 26,500m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

4.13.2011	USD 500m, Subordinated Notes	A2	Moody’s (Aaa~C)	Ongoing
		BBB+	S&P (AAA~D)	Ongoing
		BBB+	Fitch (AAA~D)	Ongoing

9.25.2013	USD 500m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

8.25.2011	USD 13m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing

11.27.2011	USD 24m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing

1.20.2012	HKD 162m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

1.20.2012	HKD 380m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

7.12.2012	JPY 2,000m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

1.30.2013	JPY 3,000m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

9.25.2013	USD 500m, Senior Notes	A1	Moody’s (Aaa~C)	Ongoing
		A-	S&P (AAA~D)	Ongoing

4.30.2014	USD 1,000m, Subordinated Notes	Baa3	Moody’s (Aaa~C)	Ongoing

(2)	Ratings by Foreign Credit Rating Agencies

Changes During Past 3 Years	Moody’s		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
4.14.2010	A1	P-1	A-	A-2	A-	F2

ø	Summary of Credit Rating Systems

1.	Domestic Credit Rating Agencies

1)	KIS Ratings

Rating	Description

AAA	An ‘AAA’ rating indicates the strongest capacity for timely repayment.

AA	An ‘AA’ rating indicates very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.

A	An ‘A’ rating indicates strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.

BBB	A ‘BBB’ rating indicates that capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.

BB	A ‘BB’ rating indicates that the capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.

Rating	Description

B	A ‘B’ rating indicates lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.

CCC	A ‘CCC’ rating indicates lack of capacity for even current repayment and high risk of default.

CC	A ‘CC’ rating indicates greater uncertainties than higher ratings.

C	A ‘C’ rating indicates high credit risk and lack of capacity for timely repayment.

D	A ‘D’ rating indicates insolvency.

*	“+” or “-” modifier can be attached to ratings through AA to B to differentiate ratings within broader rating categories.

2)	NICE Ratings

Rating	Description

AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.

AA	Obligor’s capacity to meet financial commitments is very strong but somewhat less than AAA, and is not significantly vulnerable to foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is very low.

A	Obligor’s capacity to meet financial commitments is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than obligors in the higher-rated categories.

BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.

BB	Obligor’s capacity to meet financial commitments may be moderate but has speculative characteristics. Adverse economic conditions or changing circumstances could lead to obligor’s inadequate capacity to meet its financial commitments. Credit risk regarding the obligor is moderate.

B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics. The obligor is contingent upon a sustained and favorable circumstances and economic conditions.

CCC	Obligor’s capacity to meet financial commitments is currently vulnerable, and may contain possibility of default.

CC	Obligor’s capacity to meet financial commitments is currently highly vulnerable and is more susceptible to adverse economic conditions or changing circumstances than higher ratings.

C	Obligor’s capacity to meet financial commitments is currently highly vulnerable and the obligor is regarded to have little chance of recovery.

D	All financial obligations of an issuer are considered in default.

*	The ratings from AA to CCC in long-term credit ratings may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

3)	Korea Ratings

Rating	Description

AAA	Capacity for timely payment is extremely strong.

AA	Capacity for timely payment is very strong, but somewhat less than ‘AAA.’

A	Capacity for timely payment is strong, but somewhat susceptible to external changes in the future.

BBB	Capacity for timely payment is adequate, but more likely to be weakened by future market changes.

BB	Capacity for timely payment faces no immediate problems, but speculative in its future stability.

B	Capacity for timely payment is poor and speculative.

CCC	Contain the possibility of default.

CC	Contain more possibility of default.

C	Highly likely default.

D	In default at the present time.

2.	Overseas Credit Rating Agencies

Type		Moody’s	S&P	Fitch
Long-Term	Investment Grade	Aaa ~ Baa3 (10 grades)	AAA ~ BBB (10 grades)	AAA ~ BBB (10 grades)
	Speculation Grade	Ba1 ~ C (11 grades)	BB+ ~ SD & D(12 grades)	BB+ ~ D (14 grades)

Short-Term	Investment Grade	P-1 ~ P-3 (3 grades)	A-1+ ~ A-3 (4 grades)	F1+ ~ F3 (4 grades)
	Speculation Grade	NP (1 grade)	B ~ SD & D (6 grades)	B ~ D (3 grades)

-	Long-Term Credit Ratings

Type	Moody’s	S&P	Fitch	Description
Investment Grade	Aaa	AAA	AAA	Highest stability for timely payment (Best)
	Aa1	AA+	AA+	High grade but somewhat lower than Aaa (High Quality)
	Aa2	AA	AA
	Aa3	AA-	AA-
	A1	A+	A+	Current stability is adequate but may deteriorate in the future (Upper-Medium Grade)
	A2	A	A
	A3	A-	A-
	Baa1	BBB+	BBB+	Capacity for timely payment is possible but speculative in its future stability (Medium Grade)
	Baa2	BBB	BBB
	Baa3	BBB-	BBB-

Speculation Grade	Ba1	BB+	BB+	Medium-level stability of timely payment and speculative in its future stability (Partially Speculative)
	Ba2	BB	BB
	Ba3	BB-	BB-
	B1	B+	B+	Low stability of timely payment (Speculative)
	B2	B	B
	B3	B-	B-
	Caal	CCC+	CCC+	Possibility of default (Maybe in Default)
	Caa2	CCC	CCC-
	Caa3	CCC-	CCC-
	Ca	CC	CC	High possibility of default (Often in Default)
	C	C		Lowest grade (Extremely Poor)
	—	SD & D	DDD	Insolvency or possibility of insolvency (Bankruptcy)
DD
D

-	Short-Term Credit Ratings

Type	Moody’s	S&P	Fitch	Description
Investment Grade	P-1 (Prime-1)	A-1+	F1+	Short-term repayment capacity is extremely strong
		A-1	F1
	P-2 (Prime-2)	A-2	F2	High grade but lower than Prime-1; highly susceptible to economic conditions and operating environment
	P-3 (Prime-3)	A-3	F3	Short-term capacity for timely payment is adequate, but highly likely to be weakened

Speculation Grade	NP (Not Prime)	B	B	Speculation grade with doubtful short-term capacity for timely payment
B-1
B-2
B-3
		C	C	Possibility of default
		SD & D	D	Insolvency or possibility of insolvency

2.	History of the Bank

A.	Significant Changes in Management

3.2007	~ 5.2008 President Hae-Choon Park
6.2008	~ 3.2011 President Jong-Hwee Lee
3.2011	~ present President Soon-Woo Lee

B.	Name Changes of the Bank

1.30.1899	Established as Daehan Cheonil Bank (name changed to Commercial Bank of Korea on 4.24.1950).
12.16.1932	Established as Choseon Trust Company (name changed to Hanil Bank on 1.1.1960)
1.4.1999	Name changed to Hanvit Bank after the merger of Commercial Bank of Korea and Hanil Bank
5.20.2002	Name changed to Woori Bank

C.	Major Developments Relating to Business Activities

3.27.2001	Became a subsidiary of the Company
12.31.2001	Merged with the spun off banking division of Peace Bank of Korea
1.31.2002	Transferred the credit card business of Hanvit Bank to Woori Card
5.22.2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management
7.31.2003	Merged with Woori Investment Bank
3.31.2004	Merged with Woori Credit Card after its spin-off
9.7.2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”
11.4.2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”
5.19.2006	Established Korea BTL Infrastructure Fund
12.01.2006	Officially launched Woori Global Markets Asia Limited
11.12.2007	Established a local legal entity in China, Woori Bank China Ltd.
1.9.2008	Established a local legal entity in Russia, ZAO Woori Bank
12.16.2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)
4.1.2009	Issued 60,000,000 common shares for increase in capital
4.1.2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor
12.15.2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”
3.21.2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”
4.18.2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs
8.24.2011	Internet banking reached 10 million customers
4.25.2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years
8.30.2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily
9.25.2012	Woori Brazil Bank began business
10.11.2012	Selected as “Top Financial Institution for Anti-Money Laundering”
11.7.2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily
11.29.2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”
12.6.2012	Awarded “2012 Grand Prize for Small Loan Financing”
12.13.2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”
1.17.2013	Awarded Grand Prize for Top Customer Service
3.27.2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years
4.1.2013	Spun off its credit card business
6.14.2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of the Company
6.27.2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years
10.4.2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”
12.19.2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS
1.3.2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank
1.9.2014	Awarded “2014 Grand Award for Customer Service”
2.21.2014	Awarded Grand Prize for “Republic of Korea Top Bank”
3.26.2014	The Bank re-selected as “the main bank for the City of Seoul”
3.29.2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”
4.1.2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture
4.17.2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments
4.24.2014

Ministry of Justice as the exclusive bank for providing services to immigrants investing in public projects

Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

5.8.2014	Selected by the Ministry of Land, Infrastructure and Transport and Korea Housing Guarantee Co., Ltd. as the exclusive financial institution handling “standard PF loans”
5.21.2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014
5.29.2014	Executed business agreement with the Patent Office for promotion of IP finance
6.2.2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”
6.26.2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”
7.28.2014	The Company’s board of directors approves the merger between the Company and the Bank.

D.	History of Major Consolidated Subsidiaries

Major Subsidiary		Company History
Korea BTL Infrastructure Fund	5.19.2006	Establishment of the company
	6.5.2006	Registered as an investment and financing company for infrastructure facilities (FSS)
	5.28.2009	Changed registration for legal basis (FSC) (Indirect Investment Asset Management Business Act g FISCMA)
	12.8.2010	Changed registration for term of existence, compensation for asset management services, etc. (FSC)
	3.28.2012	Changed registration for the total number of shares expected to be issued (FSC)

Woori America Bank	1.27.1984	Establishment of the company
	12.1.2010	Capital increase of USD 70 million (14 million newly issued shares at par value of USD 5)
Total paid in capital: USD130 million.

PT. Bank Woori Indonesia	6.18.1992	Establishment of the company
	7.2008	Opening of Tangerang sub-branch
	3.2009	Opening of Cikarang sub-branch
	6.2010	Opening of Cibubur sub-branch
	12.2011	Opening of Cilegon sub-branch
	12.2012	Opening of Bekasi sub-branch
	1.2013	Opening of Ruko Union sub-branch
	2.2014	Opening of Sadang sub-branch

Woori Bank China Ltd.	11.12.2007	Establishment of the company
	3.20.2008	Obtained approval to conduct Renminbi business with Chinese individual customers
	4.27.2010	Obtained approval to conduct derivatives business
	5.6.2010	Executed business agreement with China Export & Credit Insurance Corporation
	9.9.2010	Commenced forward exchange business
	11.16.2011	Commenced international substitute payment business
	5.29.2013	Opening of Weihai branch
	3.17.2014	Commenced sales of VIP Visit Korea Card

ZAO Woori Bank	10.18.2007	Registered ZAO Woori Bank
	11.22.2007	Payment of capital (paid-in capital 500,000 thousand rubles, equivalent to USD 20 million)
	12.6.2007	Obtained banking business license
	1.9.2008	Commenced banking business
	5.24.2011	Obtained retail sales license (on the condition of two years passing since establishment and second grade rating)
	8.1.2011	Opening of Saint Petersburg branch
	6.1.2012	Commenced deposit taking business for individual customers
	10.2013	Capital increase (950 million rubles, equivalent to USD 30 million)

Woori Global Markets Asia Limited	3.9.2009	Relocation of company: new address - 19/F., Gloucester Tower, The Landmark

Woori Bank Brazil	3.7.2012	Payment of capital
	3.30.2012	Registered CNPJ and articles of incorporation
	8.13.2012	Connected to Brazilian payment system of the Central Bank of Brazil
	9.25.2012	Commenced business
	10.23.2013	Capital increase of USD 17 million

Woori Credit Information	3.15.1991	Establishment of the company
	6.1.2002	Changed the name of the company to Woori Credit Information
	12.17.2008	Commenced international credit research business
	2.9.2009	Commenced credit collection business of credit recovery fund bonds
	6.1.2012	Commenced credit collection business of Kamco by newly establishing a public corporation bond division

3.	Changes in Capital

(As of June 30, 2014)	(Unit: KRW, Shares)

Date of Share Issuance (Reduction)	Type of Issuance (Reduction)	Description of Shares Issued (Reduced)
		Type of Shares	Quantity	Par Value Per Share	Issue (Reduced) Price Per Share	Remarks
12.16.2008	Capital increase for consideration (shareholder allocation)	Preferred	70,000,000	5,000	10,000	Convertible preferred shares

4.1.2009	Capital increase for consideration (shareholder allocation)	Common	60,000,000	5,000	5,000

4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin-off of credit card business

4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin-off of credit card business

6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares

6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares

4.	Total Number of Shares, Etc.

(As of June 30, 2014)	(Unit: Shares)

Category	Type of Shares			Remarks
	Common Shares	Preferred Shares	Total
I. Total number of authorized shares	3,000,000,000	—	3,000,000,000	—
II. Total number of shares issued to date	1,624,989,862	70,000,000	1,694,989,862	—
III. Total number of shares reduced to date	1,028,299,482	70,000,000	1,098,299,482	—
1. Capital reduction	1,028,299,482	15,469,070	1,043,768,552	—
2. Share retirement	—	—	—	—
3. Redemption of redeemable shares	—	—	—	—
4. Other	—	54,530,930	54,530,930	Exercise of conversion rights
IV. Total number of shares issued (II-III)	596,690,380	—	596,690,380	—
V. Number of treasury shares	—	—	—	—
VI. Number of outstanding shares (IV-V)	596,690,380	—	596,690,380	—

5.	Voting Rights

(As of June 30, 2014)	(Unit: Shares)

Category	Type of Shares	Number of Shares	Remarks
Total number of shares issued (A)	Common	596,690,380	—
	Preferred	—	—
Number of shares without voting rights (B)	Common	—	—
	Preferred	—	—
Number of shares which voting rights are excluded pursuant to the articles of incorporation (C)	Common	—	—
	Preferred	—	—
Number of other shares for which voting rights are limited by law (D)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights have been restored (E)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights may be exercised (F = A - B - C - D + E)	Common	596,690,380	—
	Preferred	—	—

6.	Dividend Information

A.	Dividend Information, Etc.

(1)	Shareholder Dividends

Profits shall be distributed to the shareholders or pledgees registered in the shareholder register as of the last day of each fiscal year.

(2)	Interim Dividends

	The Bank may, only once during a fiscal year, pay interim dividends under the KCC and other applicable laws, to the shareholders registered in the Bank’s registry of shareholders as of the record date set by the board of directors.

‚	The interim dividends shall be paid within the limit of the amount remaining after deducting each of the following amounts from the net asset amount in the balance sheet for the immediately preceding fiscal year (“Immediately Preceding Period”).

1.	The amount of capital in the Immediately Preceding Period;
2.	The total amount of capital surplus reserve and earned surplus reserve accumulated until the Immediately Preceding Period;
3.	The unrealized gain as set forth in the Enforcement Decree of the KCC;
4.	The earned surplus reserve to be accumulated in the current period with respect to the interim dividends.

ƒ	If new shares are issued after the commencement of a fiscal year but before the record date under paragraph 1 above (including pursuant to the transfer of reserves to capital, stock dividends, requests for conversion of convertible bonds, exercise of warrants under bonds with warrants and exercise of stock options), such new shares shall, for purposes of distribution of interim dividends on such new shares, be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year in which such new shares were issued.

„	For interim dividends, the same dividend rate shall apply to preferred shares under Article 6 of the articles of incorporation as for common shares.

…	No interim dividends shall be paid if profit is not expected for the relevant fiscal year.

B.	Dividend Information for the Past Three Years

Item		1H 2014	2013	2012
Par value per share (KRW)		5,000	5,000	5,000
Net profit (KRW millions)		502,403	394,333	1,342,948
Earnings per share (KRW)		730	423	1,675
Total cash dividends (KRW millions)		—	164,000	173,306
Total stock dividends (KRW millions)		—	—	—
Cash dividend payout ratio (%)		—	41.59	12.90
Cash dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (KRW)	Common Shares	—	275	169
	Preferred Shares	—	—	800
Stock dividend per share (KRW)	Common Shares	—	—	—
	Preferred Shares	—	—	—

1.	Based on K-IFRS financial statements.
2.	Earnings per share are calculated by dividing net profit per share by the weighted average number of outstanding common shares.

* Net profit per common share = net profit – distributions on hybrid securities.

3.	For cash dividends per each common share, amounts less than KRW 1 are rounded.
4.	Dividend payout rate for 2013 is 32.93% with respect to adjusted earnings after the planned reserves provided. Dividend payout rate for common shares and preferred shares is 10.0% and 4.8%, respectively, with respect to adjusted earnings after the planned reserves provided.

C.	Participating Bonds

•	Not applicable

II.	DESCRIPTION OF BUSINESS OF THE BANK

1.	Overview of Business

A.	Current State of the Industry

(1)	Characteristics, Growth Potential, Economic Fluctuations, Seasonality of the Industry

As the intermediary between entities that demand funds and entities that supply funds, banks increase the efficiency of resource allocation through services such as deposits, loans, payment settlements and asset management and create added value by providing diverse financial services relating to financial demands generated by the increased production activity of other industries.

Korean banks consist of commercial banks and special banks – commercial banks are established and operated in accordance with the Banking Act, and special banks are established and operated in accordance with specialized banking laws. Commercial banks include national banks, regional banks and domestic branches of foreign banks, and as of the end of June 2014, a total of 57 banks (seven national banks, six regional banks, 39 domestic branches of foreign banks and five special banks) are in operation.

The operations of commercial banks consist of banking business, incidental business and miscellaneous business. Banking business consists of taking deposits and savings, issuing securities and debt certificates, extending loans, discounting bills and domestic/foreign exchange operations. Incidental business is not financial in nature but includes finance-related business that may be conducted using the human resources and facilities during the process of conducting banking business. The Banking Act, as amended on November 18, 2010, changed the existing positive system to a negative system with respect to incidental business, meaning that before the amendment, banks were required to adhere to a list of certain permitted businesses, while now they only need to make a prior report to conduct incidental business.

Miscellaneous business is not banking business, but business that may be conducted by banks in accordance with other laws. In the amended Banking Act, the scope of miscellaneous business of banks was reclassified into three categories, which is consistent with the FISCMA and the Insurance Business Act. The main miscellaneous business currently conducted by banks includes trust services, investment trading and brokerage of collective investment securities, investment trading of national, regional and special bonds, investment trading and brokerage of over-the-counter derivatives.

Growth and quality of the business environment of the domestic banks generally weakened in 2014 due to delayed improvement in external conditions and deterioration of internal macroeconomic conditions. In addition, interest income continues to show a trend of decline due to decreased interest margins caused by reduced interest rates and increased supervision of the quality of household loans.

However, the real economies of major countries such as the U.S. and European countries have been improving since the second half of last year, and even in the financial markets, the preference for low risk assets has been easing. As a result, the possibility that market interest rates may rebound to a certain extent due to changes in domestic and foreign economic conditions, independent of the mid- to long-term trend of low interest rates, cannot be excluded, and financial companies must preemptively anticipate and respond to such changes.

(2)	Domestic and Foreign Market Conditions (Stability, Competition)

In 2014, due to weakened demand for funds and the low interest rate environment, the operating environment of domestic banks has had a direct adverse impact on the banking industry’s operating conditions. In addition, rapid changes in the competitive environment caused by technological advancement and social pressure regarding the social responsibility of banks have changed the basic environment of the banking industry, thereby acting as factors that contribute to slow growth and low profits becoming long-term trends. However, the adoption of certain positive policies since the launch of the new administration, such as supporting SMEs and promoting domestic demand and normalization of the real estate market, may have a positive impact on the growth and soundness of banks.

The domestic banking industry is experiencing an environment where low growth and low interest rate trends persist. It is expected that the domestic banking industry will not only search for strategic responses and prepare for risks accompanying changes in financial conditions, but also actively seek opportunities to increase operations and strengthen competitiveness. It is expected that efforts will be made to establish a new banking business model that will enable adaption to changes in the real economic environment as well as changes in the operating environment such as increased regulations and emphasis on public interest.

-	Market Share

▪	Local Currency Loans

(Unit: KRW millions, %)

Bank Name	1H 2014		2013		2012		Remarks
	Balance	Share	Balance	Share	Balance	Share
Woori	159,780,570	24.1	155,413,224	24.1	143,799,847	23.3
Kookmin	189,701,541	28.6	186,760,609	29.0	183,405,751	29.7
Shinhan	153,262,666	23.1	147,048,061	22.9	144,228,044	23.3
Hana	108,272,424	16.3	105,122,842	16.3	99,612,630	16.1
KEB	52,391,022	7.9	49,423,163	7.7	47,168,500	7.6
Total	663,408,223	100.0	643,767,899	100.0	618,214,772	100.0

1.	“Share” refers to the market share among the five commercial banks.
2.	Based on ending balances from the FSS Financial Statistics Information System (excluding merchant banking accounts).
3.	In july 2013, the Bank’s merchant banking license expired, and the local currency loans for merchant banking accounts for 2012 were deducted.

▪	Local Currency Deposits

(Unit: KRW millions, %)

Bank Name	1H 2014		2013		2012		Remarks
	Balance	Share	Balance	Share	Balance	Share
Woori	165,305,513	24.2	158,451,610	24.0	151,370,123	23.7
Kookmin	195,322,187	28.7	192,685,726	29.2	189,100,246	29.6
Shinhan	157,289,184	23.1	150,479,427	22.8	147,317,747	23.0
Hana	109,574,608	16.1	106,696,381	16.2	101,804,465	15.9
KEB	54,182,644	7.9	51,327,043	7.8	49,735,459	7.8
Total	681,674,136	100.0	659,640,187	100.0	639,328,040	100.0

1.	“Share” refers to the market share among the five commercial banks.
2.	Based on ending balances from the FSS Financial Statistics Information System.
3.	Excludes CDs and reflects present value discount (2012, however, includes present value discount).

(3)	Market Competition Factors and Strengths and Weaknesses of the Bank

Since the 1997 foreign exchange crisis, competition in the financial industry has increased with the introduction of financial holding companies, mergers among banks and acquisitions of domestic banks with foreign capital. Amid such conditions, the enactment of the FISCMA in 2009 has led to development of the capital markets and deregulation in the financial markets, and with the continued convergence of the financial industry, inter-bank competition has expanded in scope to competition with other financial industries.

In order to respond to such changes in the operating environment, banks are focusing on customer-oriented management and business efficiency, while strengthening risk management capability and differentiated marketing as well as capacity for internal innovation for business efficiency.

In 2014, competition with other financial sectors with respect to fees, customer solicitation, products and asset management services has continued to intensify, especially in foreign exchange, smart banking and the pension markets.

In addition, due to the steady demand for SME loans and the underlying trend toward selective easing in lending standards, strong competition to attract high-performing SMEs is expected.

Meanwhile, as polarization among the different income classes has increased, interest in financial institutional asset management services has heightened, leading to higher competition in the PB sector. In particular, as the financial sector continues its efforts to provide comprehensive financial services to customers, rather than merely selling a financial product to customers, competition to provide services to upper income classes is expected to increase.

(4)	Major Means for the Bank to Acquire Competitive Advantage

The Bank has adopted “Trustworthy Bank” as its management goal in 2014 and is pursuing continuous growth strategies. To establish the foundation necessary to succeed amidst strong competition following the restructuring of the financial industry, the Bank is focusing on increasing operational efficiency through the promotion of work efficiency and quality management, as well as the expansion of its customer base and acquisition of quality assets for growth momentum while providing financial assistance to lower income classes to fulfill its social responsibility.

B.	Overview of Businesses of Consolidated Subsidiaries

Other than special purpose companies such as beneficiary certificates, the major consolidated subsidiaries of the Bank are Korea BTL Infrastructure Fund, a social infrastructure fund established pursuant to the Act on Private Investment in Social Infrastructure, six overseas local entities that conduct banking business (Woori Global Markets Asia Limited, Woori America Bank, PT. Bank Woori Indonesia, Woori Bank China Ltd., ZAO Woori Bank and Woori Brazil Bank), and Woori Credit Information established pursuant to the Act on Credit Investigation Business.

•	Korea BTL Infrastructure Fund

1)	Business Overview

Korea BTL Infrastructure Fund is an investment company under the FISCMA as well as a social infrastructure investment fund that invests in entities that develop or operate social infrastructure projects and distributes the profits to shareholders as prescribed in Article 2 of the Act on Public-Private Partnerships in Infrastructure.

The private sector participates in social infrastructure projects through consortiums involving construction companies and financial companies in response to government notices or requests for proposal. A preferred bidder is selected and an execution agreement is signed to pursue the project. Thus, forming a consortium with highly competent members in terms of both construction and operation is key to increasing its competitiveness.

Since the initial announcement of a BTL project in 2005, Korea BTL Infrastructure Fund has invested in a total of 39 projects in diverse areas including, schools, military academy buildings and waterwork systems. Most of the existing investments (38) are in BTL projects, and future investments will be limited to BTL projects. Private capital projects are subject to high market volatility based upon SOC budget planning by the government and are affected by company size and performance.

2)	New Business and Outlook

Every year, the government conducts leased housing projects through proposals by the Ministry of Strategy and Finance which are approved by the National Assembly, after which the private sector forms consortiums and participates in the bidding process by submitting business plans.

The government plans to pursue 14 leased housing projects in 2014 with a limit of approximately KRW 700 billion, and Korea BTL Infrastructure Fund is pursuing participation in these projects through consortiums.

-	Woori Global Markets Asia Limited

1)	Business Overview

Investment banking business involves a direct intermediary of funds between entities that demand funds and entities that supply funds, and its main operations are the provision of brokerage or arrangement services for corporate funding in exchange for commission. As a strategic industry, investment banking also provides a variety of other relevant financial services to create additional value.

Investment banking focuses on traditional fund brokerage operations, and its scope of business includes the provision of financial risk management solutions, brokering and arranging financial investments, investing in equity capital, arranging listing services, providing M&A advisory services and managing customer assets.

The financial crises of 1997 and 2008 significantly increased instability due to weak domestic financial markets, and to prevent such recurrences in the future, financial institutions began increasing in size and adopting advanced financial systems to stabilize the markets.

The competitive difference among domestic financial institutions in investment banking services is not significant. Domestic financial institutions can be viewed as being competitive against foreign financial institutions in terms of human resources and systems in traditional investment banking service areas such as capital raising, project finance and acquisition financing. On the other hand, in terms of derivatives products and risk management, foreign financial institutions are much more competitive than domestic financial institutions.

Woori Global Markets Asia Limited holds a license to underwrite bonds abroad and thus has a broad base of experience in underwriting issuances of bonds of domestic and foreign corporations and based on such experience, Woori Global Markets Asia Limited should be able to strengthen its role as an investment banking-specialized overseas sales office.

2)	New Business and Outlook

In order to enter in the business of asset management, Woori Global Markets Asia Limited plans to review business feasibility and commence the process of acquiring business permits.

-	Woori America Bank

1)	Business Overview

After its establishment as a local entity in January 1984, Woori America Bank has grown to become a community bank with 16 branches in six states (asset volume: approximately USD 1,222 million) through its efforts to expand its business network. Its main customers are local individuals and corporations to whom it provides commercial banking services (e.g., lending, borrowing, foreign exchange). Growth has slowed after the U.S subprime crisis, but recovery, concentrated on quality assets, is progressing in tandem with the strengthening of risk management. Due to operations and services linked to the Bank (e.g., wire transfer, foreign exchange, account establishment), its customer base is steadily increasing.

2)	New Business and Outlook

With expanded credit card and foreign exchange services, Woori America Bank can find new sources of profit (Korean business is expected to increase due to the elimination of visa requirements and the Free Trade Agreement between Korea and the U.S.).

In the future, Woori America Bank plans to further expand its credit card services by targeting Korean students in the U.S., U.S. branches of Korean companies and Korean government entities.

-	PT. Bank Woori Indonesia

1)	Business Overview

Indonesia, a market with high growth potential, has a high NIM and potential for long-term growth. The top 10 Indonesian banks account for 67% of the market share. PT. Bank Woori Indonesia had strong results in total assets, operating revenue and net income as of the end of the previous year among Korean banks, and maintained favorable ratios in its deposits and loan-to-deposit ratio to be selected by “Info Bank” as the top foreign-owned bank for 18 years in a row from 1996 to 2013.

2)	New Business and Outlook

Not applicable

-	Woori Bank China Ltd.

1)	Business Overview

In November 2007, Woori Bank China Ltd. became the first Chinese subsidiary to be established by a Korean bank and now has 16 branches. Woori Bank China Ltd. provides not only deposit and loan products, but also online banking, debit cards and international processing of Renminbi, and is becoming active in derivative instrument transactions after acquiring its license to deal in derivative products in April 2010. Woori Bank China Ltd. has continued to establish a strong customer base through the addition of new branches and also engages in localized marketing and provides differentiated products and services .

2)	New Business and Outlook

	Establishment of CNAPS Second Generation System

CNAPS, the fund settlement server for each branch, was upgraded to the second generation system which can be managed centrally and settled by the head office. The upgrade allows for a more stable and efficient fund management environment.

‚	Launch of Korea Multiple-Entry Visa Cards

Multiple-entry visa card services where an individual customer is issued a five-year multiple-entry visa card upon his establishment of a CNY 300,000 time deposit account with Woori Bank China Ltd. were jointly pursued by the Ministry of Justice, the Ministry of Culture, Sports and Tourism of Korea and the Bank. Cardholders are also provided with various VIP privileges, and such business is expected to contribute to increasing deposits and acquiring VIP customers.

ƒ	Establishment of a Debit Card Internet Payment System

The addition of internet payment capability to debit card services is expected to increase customer convenience and attract additional funds while reducing deposit withdrawals.

-	ZAO Woori Bank

1)	Business Overview

Korean companies are continuing to invest in Russia. After the financial crisis in 2008, economic recovery in Russia is in progress as the real GDP increased 4% in 2010. From its establishment, ZAO Woori Bank has strived to increase profit with a three-step localization strategy:

g	Step 1: Operate by mainly targeting Russian branches of Korean companies.

g	Step 2: Secure retail sales base by establishing branches.

g	Step 3: Establish additional branches, expand network in the CIS region.

2)	New Business and Outlook

ZAO Woori Bank acquired a license for retail sales in May 2011 and secured a basis for active localization with the establishment of a foundation for retail sales through the opening of the Sankt Peterburg branch on August 1, 2011. The deposit business for individual customers started in June 2012.

-	Woori Brazil Bank

1)	Business Overview

Korean corporations entering Brazil and their investments in the country are continuously increasing. Woori Brazil Bank started its operations by targeting the expatriate business community and then expanded its client base to local companies. It is also making an effort to increase profits by localization through establishing branches and initiating retail sales to the Korean-Brazilian community. In addition, as a mid-to-long term strategy, Woori Brazil Bank is pursuing localization to raise awareness of the company by establishing branches in areas in which Korean and expatriates are concentrated as well as in areas that offer a solid foundation for sales, and by pursuing various promotion activities such as online advertising.

2)	New Business and Outlook

Woori Brazil Bank currently targets corporate clients to engage in comprehensive finance management from planning to execution as well as pursuing new corporate clients for borrowing, lending and foreign exchange business.

-	Woori Credit Information

1)	Business Overview

Legal Framework: Use and Protection of Credit Information Act

Permitted Businesses: Debt collection, credit investigation

The market size of the credit information industry is significantly affected by the volume of bad debt of financial institutions, and competition within the industry is high. Credit information business operators may increase their competitiveness through having high-performing debt collectors, but if fees paid to such collectors increase due to excessive competition within the industry, profits may decrease. To avoid such potential issues, Woori Credit Information is working to hire and train a large number of high-performing debt collectors.

2)	New Business and Outlook

Woori Credit Information continues conducting business activities to acquire non-performing loans.

2.	Business Operations

A.	Overview of Business Operations

(1)	Overview of Business Operations

The Bank was established in 1899 and conducts banking services pursuant to the Banking Act and trust services and foreign exchange services pursuant to the FISCMA.

The Company was established on March 27, 2001 pursuant to the Financial Holding Companies Act and holds 100% of the shares of the Bank as of June 30, 2014, as a result of a transfer from the KDIC.

As of June 30, 2014, the Bank’s paid-in capital consists of capital stock of KRW 2,983,452 million, and the total number of issued shares is 597 million common shares.

The head office of the Bank is located at 51, Sogong-ro, Jung-Gu, Seoul (203, 1-ga, Hoehyun-Dong), and as of June 30, 2014, the Bank had 991 domestic branches and sub-branches and 21 overseas branches, sub-branches and representative offices.

(2)	New Business and Outlook

As of the date of submission of this Securities Registration Statement, not applicable.

(3)	Organizational Chart

B.	Funding and Fund Management

(1)	Funding

[Bank Accounts]

(Unit: KRW millions, %)

Classification	Funding Source	1H 2014			2013			2012
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	154,710,217	2.29	66.85	146,162,283	2.51	65.13	144,457,252	3.05	63.37
	Certificates of deposit	2,968,646	2.77	1.28	2,316,413	2.80	1.03	694,349	3.50	0.31
	Borrowings in local currency	5,410,564	2.36	2.34	4,696,737	2.28	2.09	4,519,907	2.34	1.98
	Call money in local currency	935,959	2.44	0.40	1,207,035	2.56	0.54	1,800,978	3.03	0.79
	Others	15,250,862	3.94	6.59	15,394,073	4.20	6.86	16,872,368	4.80	7.40
	Subtotal	179,276,248	2.44	77.46	169,776,541	2.66	75.65	168,344,854	3.21	73.85
Foreign currency funds	Deposits received in foreign currencies	7,632,590	0.44	3.30	7,280,806	0.49	3.24	7,576,437	0.60	3.32
	Borrowings in foreign currencies	5,834,795	0.61	2.52	7,477,963	0.66	3.33	9,129,113	1.02	4.00
	Call money in foreign currencies	1,175,367	0.60	0.51	449,726	0.77	0.20	428,592	0.66	0.19
	Debentures in foreign currencies	5,522,152	3.66	2.39	5,252,757	4.01	2.34	5,504,170	4.06	2.41
	Others	1,005,251	1.00	0.43	1,231,130	1.47	0.55	1,568,250	1.59	0.69
	Subtotal	21,170,155	1.36	9.15	21,692,382	1.46	9.66	24,206,562	1.61	10.61
Other	Total capital	18,252,746		7.88	18,391,558		8.20	18,617,443		8.17
	Provisions	642,318		0.28	654,036		0.29	732,391		0.32
	Others	12,097,735		5.23	13,908,781		6.20	16,070,315		7.05
	Subtotal	30,992,799		13.39	32,954,375		14.69	35,420,149		15.54
Total		231,439,202	2.01	100.00	224,423,298	2.15	100.00	227,971,565	2.54	100.00

1.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans

*	Checks for deposit = total checks – checks for loan repayment – call money

*	Interest for the calculation of the interest rate is the sum of the deposit, installation interest and deposit insurance fee

2.	Deposits received in foreign currencies = deposits received in foreign currencies + overseas deposits received in foreign currency

3.	Borrowings in foreign currencies = borrowings in foreign currencies + trust funds in foreign currencies + overseas borrowings in foreign currencies

4.	Debentures in foreign currencies = debentures in foreign currencies + overseas debentures in foreign currencies

5.	Based on K-IFRS financial statements

6.	Excludes merchant banking accounts

[Trust Accounts]

(Unit: KRW millions, %)

Type	Funding Source	1H 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	18,816,567	2.60	64.44	17,155,494	2.83	63.35	14,212,593	3.39	58.73
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	18,816,567	2.60	64.44	17,155,494	2.83	63.35	14,212,593	3.39	58.73
Non-cost	Property trusts	10,306,692		35.29	9,853,775		36.38	9,931,786		41.05
	Special reserves	37,193		0.13	37,167		0.14	37,126		0.15
	Other	40,824		0.14	35,487		0.13	17,167		0.07
	Subtotal	10,384,709		35.56	9,926,429		36.65	9,986,079		41.27
Total		29,201,276		100.00	27,081,923		100.00	24,198,672		100.00

(2)	Fund Management Performance

[Bank Accounts]

(Unit: KRW millions, %)

Type	Managed Item	1H 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,520,220	2.51	1.09	2,913,038	2.59	1.30	1,754,971	3.07	0.77
	Marketable securities in local currency	31,567,577	3.74	13.64	30,285,861	3.17	13.50	32,275,846	4.29	14.16
	Loans in local currency	158,187,271	4.30	68.35	149,019,789	4.62	66.40	142,890,851	5.44	62.68
	Guarantee payments	74,814	4.00	0.03	140,958	3.06	0.06	130,469	1.75	0.05
	Call loans in local currency	1,847,784	2.53	0.80	2,037,985	2.62	0.91	1,578,584	3.16	0.69
	Private placed ponds	507,054	7.49	0.22	595,478	8.00	0.26	998,681	6.68	0.44
	Credit card receivables	12	—	0.00	1,024,468	21.67	0.46	4,308,273	22.67	1.89
	Other	3,877,490	3.69	1.68	3,992,330	3.86	1.78	5,135,070	4.04	2.25
	Bad debt expense in local currency (-)	(3,140,934)	—	(1.36)	(3,202,673)	—	(1.43)	(3,150,782)	—	(1.38)
	Subtotal	195,441,288	4.23	84.45	186,807,234	4.50	83.24	185,921,963	5.65	81.55
Funds in foreign currencies	Deposits in foreign currencies	1,951,046	0.53	0.84	1,452,047	0.33	0.65	1,657,779	0.47	0.73
	Marketable securities in foreign currencies	1,075,808	0.74	0.46	972,378	2.85	0.43	950,267	0.48	0.42
	Loans in foreign currencies	11,820,132	1.87	5.11	12,393,208	2.13	5.52	13,585,742	2.64	5.96
	Call loans in foreign currencies	1,624,820	0.97	0.70	1,688,820	0.76	0.75	1,731,720	0.36	0.76
	Bills bought	5,139,728	1.41	2.22	5,054,080	1.66	2.25	5,024,942	2.53	2.20
	Other	16,127	6.80	0.01	39,732	7.55	0.02	72,220	5.29	0.03
	Bad debt expense in foreign currencies (-)	(270,323)	—	(0.12)	(300,758)	—	(0.13)	(250,115)	—	(0.11)
	Subtotal	21,357,338	1.54	9.22	21,299,507	1.86	9.49	22,772,555	2.23	9.99
Other	Cash	1,079,853		0.47	993,256		0.44	859,927		0.38
	Property and equipment for business purposes	2,350,434		1.02	2,367,010		1.06	2,353,694		1.03
	Other	11,210,289		4.84	12,956,291		5.77	16,063,426		7.05
	Subtotal	14,640,576		6.33	16,316,557		7.27	19,277,047		8.46
Total		231,439,202		100.00	224,423,298	3.92	100.00	227,971,565	4.83	100.00

1.	Deposits in local currency = deposits in local currency – deposit reserves

2.	Marketable securities in local currency = marketable securities in local currency + loaned securities (local currency)

*	Interest for calculation of interest rate = interest on marketable securities (including dividend income) + appraised gains (net) + gains on redemption of marketable securities (net) + gains on trades of marketable securities (net) excluding gains on trades of stock (net)

3.	Loans in local currency = loans in local currency + checks for loan repayment

*	Interest for calculation of interest rate = interest on loans in local currency – contribution to credit guarantee fund

4.	Deposits in foreign currencies = deposits in foreign currencies + overseas deposits in foreign currencies

5.	Marketable securities in foreign currencies = marketable securities in foreign currencies + loaned securities (foreign currencies)

*	Interest for calculation of interest rate = interest on marketable securities (including dividend income) + appraised gains (net) + gains on redemption of marketable securities (net) + gains on trades of marketable securities (net) excluding gains on trades of stock (net)

6.	Loans in foreign currencies = loans in foreign currencies + overseas loans in foreign currencies + inter-bank loans in foreign currencies + loans for overseas public borrowings + domestic usance

7.	Cash = cash – total checks

8.	Property and equipment for business purposes = property and equipment for business purposes – accumulated depreciation

9.	Based on K-IFRS financial statements

10.	Excluding merchant banking accounts

[Trust Accounts]

(Unit: KRW millions, %)

Type	Managed Item	1H 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	27,031	4.42	0.09	43,964	6.77	0.16	51,404	6.64	0.21
	Securities	3,166,395	2.60	10.84	2,813,363	2.11	10.39	3,101,194	2.56	12.82
	Other	16,255,151	2.85	55.67	14,799,716	3.17	54.64	11,560,175	3.80	47.77
	Reserves for bond ratings (-)	(88)	—	—	(122)	—	(0.00)	(174)	—	(0.00)
	Present value discount (-)	(734)	—	—	(959)	—	(0.00)	(1,298)	—	(0.01)
	Subtotal	19,447,755	2.81	66.60	17,655,962	3.01	65.19	14,711,301	3.55	60.79
Non-profit	Subtotal	9,753,521		33.40	9,425,961		34.81	9,487,371		39.21
Total		29,201,276		100.00	27,081,923		100.00	24,198,672		100.00

C.	Business Operations of Consolidated Subsidiaries

(1)	Korea BTL Infrastructure Fund

Korea BTL Infrastructure Fund manages assets through loans to and equity investment in social infrastructure business entities and distributes to investors every quarter approximately 93% of the management profit excluding management fees (i.e., compensation for fund management).

The composition of assets and investment yields of Korea BTL Infrastructure Fund are as follows:

Type	1H 2014	2013	2012
Loans	86%	86%	86%
Equity investments	11%	11%	11%
Cash equivalents and accrued interest	3%	3%	3%

<Investor Yield> (Based on IRR)

Type	1H 2014	2013	2012
IRR	6.1%	6.2%	6.5%

The overview of business, products and services of Korea BTL Infrastructure Fund is as follows:

Name of Product or Service	Description	Remarks
Finance/Securities Business	Equity investments, loans	—

Korea BTL Infrastructure Fund settles its accounts on a quarterly basis, and its operating status is as follows.:

<Statement of Financial Position>

(Unit: KRW 100 millions)

Type	1H 2014	2013	2012
1. Total assets	6,583	6,524	5,844
Cash and cash equivalents	141	104	123
Equity securities	730	719	654
Loans	5,644	5,626	5,010
Accrued interest	68	75	57
2. Total liabilities	3	3	2
Unpaid compensation, etc.	3	3	2
3. Total capital	6,580	6,521	5,842
Capital stock	6,505	6,443	5,767
Retained earnings	75	78	75

1.	Based on the Statement of Korean Accounting Standards (No. 5003 – Collective Investment Vehicle).

<Income Statement>

(Unit: KRW 100 millions)

Type	1H 2014	2013	2012
1. Profit from management	171	329	301
2. Cost from management	11	21	19
3. Net income	160	308	282

2.	Based on the Statement of Korean Accounting Standards (No. 5003 – Collective Investment Vehicle).

(2)	Woori Global Markets Asia Limited

Woori Global Markets Asia Limited is a local corporation established in October 2006 for the operation of investment and financial services. As the wholly-owned subsidiary of the Bank, Woori Global Markets Asia Limited had a paid-in capital of USD 100 million as of the end of June 2014, and the number of total shares issued is 78,000,000, all of which are common shares.

Woori Global Markets Asia Limited net income of USD 337,000 as of the end of June 2014, with total assets of USD 283.92 million, and shareholders’ equity of USD 99.69 million. Customer deposits received was USD 0 while borrowings amounted to USD 178.8 million.

The business performance of Woori Global Markets Asia Limited is as follows:

(Unit: USD thousands)

Type	1H 2014	2013	2012
Operating income	2,345	4,398	4,973
Net interest income	1,645	2,913	3,261
Fee income	700	1,485	1,712
Net income	337	2,093	961

The funding and fund management performance of Woori Global Markets Asia Limited is as follows:

(Unit: USD thousands)

Type		1H 2014	2013	2012
Funding	Deposits received	—	—	1,610
	Borrowings	178,801	75,450	119,800
	Other	5,441	295	705
	Capital stock	99,686	99,064	46,967
	Subtotal	283,928	174,809	169,082
Management	Balance	106,113	17,561	647
	Securities	55,923	45,172	26,184
	Loans	121,297	111,617	135,372
	Other	595	459	6,879
	Subtotal	283,928	174,809	169,082

The businesses, products and services of Woori Global Markets Asia Limited include fixed deposits (maturity over three months, over HKD 100,000) and investment banking operations (e.g., financial business of primary markets, trade of foreign currency denominated securities, project financing, M&A financing, etc.).

(3)	Woori America Bank

The funding and fund management performance of Woori America Bank is as follows:

(Unit: USD thousands, %)

Type		1H 2014		2013		2012
		Average Balance	Share	Average Balance	Share	Average Balance	Share
Management	Funds (call loans)	133	0.01	1,023	0.09	2,529	0.26
	Securities	97,798	8.40	97,397	8.97	96,495	10.02
	Loans	869,777	74.70	828,823	76.30	691,524	71.80
	Other	196,722	16.89	158,982	14.64	172,625	17.92
Funding	Deposits received	1,005,339	86.34	944,481	86.95	825,449	85.70
	Borrowings	—	0.00	41	0.00	—	—
	Capital stock	122,500	10.52	122,500	11.28	122,500	12.72
	Other	36,591	3.14	19,203	1.77	15,224	1.58
Total assets		1,164,430	100.00	1,086,225	100.00	963,173	100.00

An overview of the major businesses (products and services) of Woori America Bank is as follows:

Name of Product or Service	Description
Loans	Real estate, commercial, foreign exchange
Funds/Securities	Call loans, national/public bonds
Cards	Credit deposits, debit cards
Deposits	Demand deposits, savings/time deposits
Other	Wire transfer, currency exchange, others

The operating status of Woori America Bank is as follows:

(Unit: USD thousands)

Type	1H 2014	2013	2012
Total assets	1,222,345	1,163,804	1,007,371
Total loans	917,645	876,092	738,182
Total deposits received	1,058,343	1,099,834	870,905
Net interest income	17,474	32,809	31,300
Non-interest income	3,608	7,519	7,394
Operating revenue	21,082	40,328	38,694
Sales and administrative costs	15,952	30,160	32,905
Bad debt expense (return)	(601)	960	1,462
Operating profit	5,731	9,208	4,327
Non-operating profit	(127)	16,312	(818)
Net income	3,300	25,520	2,887

(4)	PT. Bank Woori Indonesia

The funding and fund management performance of PT. Bank Woori Indonesia is as follows:

(Unit: USD thousands, %)

Type		1H 2014		2013		2012
		Average Balance	Share	Average Balance	Share	Average Balance	Share
Management	Funds (call loans)	13,927	1.89	27,783	4.70	118,877	21.03
	Securities	21,569	2.92	15,226	2.57	36,369	6.44
	Loans	401,162	54.37	333,186	56.35	286,162	50.63
	Other	301,165	40.82	215,094	36.38	123,808	21.90
Funding	Deposits received	321,940	43.64	277,432	46.92	349,192	61.78
	Borrowings	11,585	1.57	9,490	1.61	5,675	1.00
	Capital stock	14,340	1.94	13,969	2.36	17,639	3.12
	Other	389,958	52.85	290,398	49.11	192,710	34.10
Total assets		737,823	100.00	591,289	100.00	565,216	100.00

An overview of the major businesses (products and services) of PT. Bank Woori Indonesia is as follows:

Name of Product or Service	Description
Deposits	Sale to locals and Korean immigrants
Loans	Focus on corporate loans
Imports/exports	Focus on corporate import/export transactions
Foreign exchange	Corporate/retail wire transfer transactions
Securities	Ownership of national/public bonds and central bank monetary stabilization bonds

The operating status of PT. Bank Woori Indonesia is as follows:

(Unit: USD thousands)

Type	1H 2014	2013	2012
Total assets	754,358	633,437	618,945
Total loans	388,691	404,400	345,485
Total deposits received	301,373	287,373	292,531
Net interest income	8,826	15,941	17,748
Non-interest income	7,383	13,296	8,471
Operating revenue	16,209	29,237	26,219
Sales and administrative costs	3,859	7,214	8,166
Bad debt expense (return)	408	686	(1,995)
Operating profit	11,942	21,337	20,048
Non-operating profit	130	(1)	(900)
Net income	9,208	16,259	13,904

(5)	Woori Bank China Ltd.

The funding and fund management performance of Woori Bank China Ltd. is as follows:

(Unit: USD thousands, %)

Type		1H 2014		2013		2012
		Average Balance	Share	Average Balance	Share	Average Balance	Share
Management	Funds (call loans)	102,770	3.38	81,607	2.70	144,266	5.46
	Securities	31,440	1.03	23,298	0.77	28,033	1.06
	Loans	1,504,510	49.51	1,535,210	50.82	1,176,815	44.58
	Deposits received	1,238,843	40.77	1,195,002	39.55	995,454	37.71
	Other	161,239	5.31	186,116	6.16	295,284	11.19
Funding	Deposits received	2,308,905	75.98	2,303,108	76.23	1,814,767	68.75
	Borrowings	209,880	6.91	153,752	5.09	235,022	8.90
	Capital stock	308,814	10.16	308,814	10.22	308,814	11.70
	Other	211,203	6.95	255,559	8.46	281,249	10.65
Total assets		3,038,802	100.00	3,021,233	100.00	2,639,852	100.00

An overview of the major businesses (products and services) of Woori Bank China Ltd. is as follows:

Name of Product or Service	Description
Credit	Credit services such as loans for general and facility funds, discount notes, foreign exchange bought, factoring, etc.
Deposits	Deposit products such as regular deposits, time deposits, installment deposits, deposits at notice, etc.
Securities	National bonds, financial bonds
Derivatives products	Currency forwards, interest rate swaps
International services	Products such as exports, imports, currency conversion, wire transfers, trade financing, letters of credit, international Renminbi services, etc.
Cards	Opening of secondary cards linked to main card, cash withdrawal and use of POS machine domestic/abroad, discount benefits for affiliates, mileage accumulation and other credit card type debit card services.
CMS	Services such as provision of financial transaction information, efficient management of funds, fund replacements, etc.
Other various services	Internet banking, call center operations, SMS text services, etc.

The operating status of Woori Bank China Ltd. is as follows:

(Unit: USD thousands)

Type	1H 2014	2013	2012
Total assets	3,351,045	3,235,321	2,834,835
Total loans	1,655,297	1,671,819	1,151,818
Total deposits received	255,771	2,511,963	2,125,978
Net interest income	34,449	54,447	54,847
Non-interest income	3,421	11,216	7,772
Operating revenue	37,870	65,663	62,619
Sales and administrative costs	22,670	45,669	42,234
Bad debt expense (return)	4,803	2,477	(4,805)
Operating profit	10,397	17,517	25,190
Non-operating profit	158	341	211
Net income	4,325	9,639	13,167

(6)	ZAO Woori Bank

The funding and fund management performance of ZAO Woori Bank is as follows:

(Unit: USD thousands, %)

Type		1H 2014		2013		2012
		Average Balance	Share	Average Balance	Share	Average Balance	Share
Management	Funds (call loans)	82,911	40.43	55,760	33.94	52,855	32.41
	Securities	6,878	3.35	6,145	3.74	10,645	6.53
	Loans	83,472	40.70	73,689	44.86	68,339	41.90
	Other	31,837	15.52	28,689	17.46	31,245	19.16
Funding	Deposits received	80,250	39.13	81,348	49.52	92,038	56.44
	Borrowings	72,849	35.52	56,288	34.26	50,030	30.68
	Capital stock	43,116	21.02	20,286	12.35	16,462	10.09
	Other	8,883	4.33	6,361	3.87	4,554	2.79
Total assets		205,098	100.00	164,283	100.00	163,084	100.00

An overview of the major businesses (products and services) of ZAO Woori Bank is as follows:

Name of Product or Service	Description
Credit	Corporate, retail loans
Deposits	Corporate
Foreign exchange	Currency exchange, import/export, remittance, foreign exchange management

The operating status of ZAO Woori Bank is as follows:

(Unit: USD thousands)

Type	1H 2014	2013	2012
Total assets	208,812	190,520	200,009
Total loans	76,966	85,058	69,914
Total deposits received	86,699	66,107	124,920
Net interest income	3,783	4,968	4,665
Non-interest income	1,693	3,785	3,731
Operating revenue	5,476	8,753	8,396
Sales and administrative costs	2,932	5,493	5,459
Bad debt expense (return)	(21)	(233)	(127)
Operating profit	2,565	3,493	3,064
Non-operating profit	(1)	(3)	(3)
Net income	1,983	2,698	2,388

(7)	Woori Brazil Bank

The funding and fund management performance of Woori Brazil Bank is as follows:

(Unit: USD thousands, %)

Type		1H 2014		2013		2012
		Average Balance	Share	Average Balance	Share	Average Balance	Share
Management	Securities	33,956	21.50	17,504	22.72	15,787	97.04
	Loans	18,348	11.61	7,671	9.96	159	0.98
	Other	105,673	66.89	51,859	67.32	322	1.98
Funding	Deposits received	120,732	76.42	48,437	62.8	65	0.40
	Capital stock	35,145	22.25	20,761	26.95	15,984	98.26
	Other	2,100	1.33	7,836	10.17	219	1.34
Total assets		157,977	100.00	77,034	100.0	16,268	100.00

An overview of the major businesses (products and services) of Woori Brazil Bank is as follows:

Name of Product or Service	Description
Credit	Corporate
Deposits	Corporate, retail
Foreign exchange	Currency exchange, import/export wire transfers

The operating status of Woori Brazil Bank is as follows:

(Unit: USD thousands)

Type	1H 2014	2013	2012
Total assets	181,735	136,447	20,853
Total loans	18,367	17,001	1,344
Total deposits received	145,273	103,197	1,181
Net interest income	2,419	2,065	1,208
Non-interest income	477	863	5
Operating revenue	2,896	2,928	1,213
Sales and administrative costs	1,749	2,967	1,572
Bad debt expense (return)	(26)	26	13
Operating profit	1,173	(65)	(372)
Non-operating profit	—	2	—
Net income (loss)	765	(106)	(390)

(8)	Woori Credit Information

•	Overview of businesses, products and services

Name of Product or Service	Description
Debt collection business	Debt collection
Credit investigation business	Lease investigations, etc.

•	Fee income

(Unit: KRW millions)

Type	1H 2014	2013	2012
Fee income in local currency (debt collection)	11,709	26,225	29,012
Fee income in local currency (credit investigation)	3,719	8,158	6,679
Total	15,428	34,383	35,691

3.	Overview of Business by Type

A.	Business Performance

(1)	Profitability

(Unit: KRW millions)

Type	1H 2014	1H 2013	2013	2012
Gain before appropriation of reserves (A)	1,007,791	1,468,693	2,805,735	3,728,345
Appropriation of various reserves (B)	505,492	1,027,216	2,286,291	2,075,027
Bad debt expense	436,404	894,329	2,046,468	1,841,401
Guarantee reserve	3,549	60,274	95,399	51,870
Severance pay	54,772	55,272	111,774	155,116
Unused contract reserve	619	976	1,826	26,369
Other reserves	10,149	16,364	30,824	271
Reversal of various reserves (C)	185,919	32,075	37,271	121,967
Bad debt reserve	12,236	15,960	25,462	42,309
Guarantee payment reserve	168,510	1,248	1,998	77,086
Unused contract reserve	5,045	14,866	9,811	2,543
Other reserves	128	—	—	29
Corporate tax cost (D)	161,488	86,935	90,441	326,710
Net income (A-B+C-D)	526,730	386,616	466,274	1,448,575
Net income attributable to owners	526,258	386,068	465,266	1,447,904
Net income attributable to non-controlling interests	472	548	1,008	671
Planned reserves provided (reversed)	111,286	(121,644)	(133,862)	259,055
Adjusted net income after the planned reserves provided (reversed)	415,444	508,260	600,136	1,189,520
Net income attributable to owners	414,972	507,712	599,128	1,188,849
Net income attributable to non-controlling interests	472	548	1,008	671

1.	Based on K-IFRS consolidated financial statements.

2.	Includes discontinued operations due to spin-off of credit card business.

▲	Major Profitability Indicators

(Unit: %)

Type	1H 2014	2013	2012
ROA	0.37%	0.22%	0.49%
ROE	5.20%	2.93%	6.89%
Interest rate spread between local currency deposits and loans (A-B)	2.03%	2.24%	2.85%
Average interest rate for local currency loans (A)	4.33%	4.77%	5.94%
Average interest rate of local currency deposits (B)	2.30%	2.53%	3.09%
NIM	1.60%	1.82%	2.35%

1.	Based on K-IFRS consolidated financial statements.

2.	ROE = Profits adjusted after reflecting regulatory reserves for credit loss / (average balance of shareholders’ equity at the end of the quarter – average regulatory reserves for credit loss)× 100

(2)	Profit/Loss by Sector

(Unit: KRW 100 millions)

Type			1H 2014	1H 2013	2013	2012
Interest	Interest income	Interest on deposits	484	543	1,118	995
		Interest on securities	4,381	5,054	9,526	11,843
		Interest on loans	39,000	40,171	80,028	100,014
		Other interest income	224	389	632	1,513
	Interest expense	Interest on deposits	17,407	18,743	36,463	44,759
		Interest on borrowings	1,192	1,221	2,373	3,117
		Interest on corporate bonds	3,381	3,500	6,923	9,291
		Other interest expense	628	693	1,346	1,078
	Subtotal		21,481	22,000	44,199	56,120
Fees	Fee income		4,732	4,597	9,388	9,950
	Fee expense		749	798	1,594	5,401
	Subtotal		3,983	3,799	7,794	4,549
Trusts	Commission received on trust business		192	175	357	457
	Termination fees		—	—	—	—
	Loss incurred on trust business		10	10	20	18
	Subtotal		182	165	337	438
Other business	Other operating income	Gain on securities	1,298	1,039	1,481	7,508
		Gain on FX trading	10,322	10,524	25,367	23,944
		Reversal of provision for credit loss	122	160	254	423
		Gain on derivatives	20,687	35,787	49,366	54,385
		Gains on other business	4,180	4,134	6,400	4,829
	Other operating expenses	Loss on securities	1,679	1,444	2,658	1,616
		Loss on FX trading	9,198	11,646	24,002	19,969
		Contribution to miscellaneous funds	1,668	1,635	3,266	3,080
		Bad debt expense	4,364	8,766	20,238	18,414
		Appropriation of guarantee reserves	35	603	954	519
		Loss on derivatives	20,772	34,088	47,716	58,317
		Other business costs	3,849	2,101	4,930	6,017
	Subtotal		(4,956)	(8,639)	(20,896)	(16,841)
Total sector gains			20,690	17,325	31,434	44,266
Sales and administrative costs			13,487	13,229	26,790	27,276
Operating income			7,203	4,096	4,644	16,990
Non-operating income			1,003	808	1,698	1,861
Non-operating expenses			1,324	558	1,164	1,097
Ordinary profits			6,882	4,346	5,178	17,753
Income from continuing operations before income tax			6,882	4,346	5,178	17,753
Income tax expense from continuing operations			1,615	775	810	3,267
Income from discontinued operations			—	295	295	—
Net income			5,267	3,866	4,663	14,486

*	Based on K-IFRS consolidated financial statements.

B.	Business Performance by Operation

(1)	Deposit Services

(Unit: KRW millions)

Type		1H 2014	2013	2012
Deposits received in local currency	Demand deposits	10,737,119	11,713,480	10,690,028
	Money trusts	1,251,543	1,236,844	898
	Fixed deposits	154,493,340	146,666,672	140,593,204
	Mutual funds	49,366	53,189	64,959
	CDs	2,721,443	3,297,551	1,144,569
	Other deposits received	—	—	4,458,862
Deposits received in foreign currencies		11,790,756	12,283,882	11,065,036
Present value discount		(10,369)	(42,309)	(9,877)
Total		181,033,198	175,209,309	168,007,679

*	Based on K-IFRS consolidated financial statements.

(2)	Loan Services

	Balances of Loans by Type

(Unit: KRW millions)

Type	1H 2014	2013	2012
Loans in local currency	160,293,761	155,917,926	144,616,559
Loans in foreign currencies	14,675,051	14,954,205	14,398,209
Guarantee payments	70,009	54,645	125,841
Total	175,038,821	170,926,776	159,140,609

1.	Based on K-IFRS consolidated financial statements.

2.	Loans in foreign currencies = loans in foreign currencies + domestic import usance.

‚	Loans by Purpose of Funds

(Unit: KRW millions)

Type		1H 2014	2013	2012
Corporate loans	Working capital loans	50,582,142	50,482,488	50,360,152
	Facilities loans	26,524,956	25,298,881	22,165,385
Household loans		49,712,793	50,802,309	52,793,318
Public and other loans	Working capital loans	3,891,493	3,896,531	1,294,225
	Facilities loans	1,939,959	1,809,958	1,711,721
Mortgage loans		26,420,278	22,341,020	14,863,564
Inter-bank loans		1,165,587	1,227,518	1,362,054
Other loans		56,553	59,221	66,140
Total		160,293,761	155,917,926	144,616,559

1.	Balance of loans in local currency based on K-IFRS consolidated financial statements.

2.	Amount before reflecting present value discount.

3.	Mortgage loans include corporate/household/public and other mortgage loans. Corporate/household/public and other loans exclude mortgage loans.

ƒ	Loan-to-deposit ratio

(Unit: KRW 100 millions, %)

Type	1H 2014	2013	2012
Loans in local currency	1,606,906	1,562,184	1,443,268
Deposits received in local currency (excluding CDs)	1,640,675	1,574,741	1,497,056
Ratio	97.94	99.20	96.41

1.	Loans in local currency and deposits received in local currency are average monthly balances based on K-IFRS financial statements.

2.	Loan-to-deposit ratio = Average monthly balance of loans in local currency / average monthly balance of deposits received in local currency (excluding CDs).

(3)	Guarantees

(Unit: KRW millions)

Type	1H 2014	2013	2012
Confirmed guarantees	8,527,550	9,116,384	9,184,573
Unconfirmed guarantees	6,579,396	7,096,820	8,570,476
Commercial paper purchase commitments and others	2,437,198	1,924,176	1,956,447
Total	17,544,144	18,137,380	19,711,496

*	Based on K-IFRS consolidated financial statements.

(4)	Securities Investment

(Unit: KRW millions)

Type	1H 2014	2013	2012
Securities at fair value through profit or loss	2,385,078	2,211,476	5,269,978
Available-for-sale financial assets	16,696,957	16,897,731	14,484,530
Held-to-maturity financial assets	13,302,549	12,038,820	14,341,506
Investments in associates	613,998	546,188	550,332
Total	32,998,582	31,694,215	34,646,346

*	Based on K-IFRS consolidated financial statements.

(5)	Trust Business

	Trust deposits received

(Unit: KRW millions)

Type	1H 2014		2013		2012
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	18,816,567	19,402	17,155,494	35,401	14,212,593	39,123
Property trust	10,306,692	346	9,853,775	790	9,931,786	1,091
Total	29,123,259	19,748	27,009,269	36,191	24,144,379	40,214

1.	Trust funds indicate average balances.

2.	Trust fees = trust fees – amount for recovery of deficit

‚	Trust account securities

(Unit: KRW millions)

Type	Original Acquisition Cost	Book Value at Term End	Unrealized Gain/Loss (B/S)	Realized Gain/Loss (I/S)
Trust accounts	3,164,825	3,204,422	—	41,129

ƒ	Trust account loans

(Unit: KRW millions)

Type	1H 2014		2013		2012
	Average Balance	End Balance	Average Balance	End Balance	Average Balance	End Balance
Trust account loans	27,031	22,384	43,964	41,270	51,404	47,203

(6)	Other Businesses

	Giro service

This safe and convenient method of settlement of payments of ordinary transactions is conducted through bank deposit accounts, and cash or checks need not be exchanged.

•	Regular wire transfers

•	Standard OCR payment transfers

•	Regional tax payment transfers

‚	Sale of department store gift certificates (KRW 50,000, KRW 100,000) and book gift certificates (KRW 5,000, KRW 10,000).

ƒ	Collection of money under the government’s custody

„	Payment services for principal and interest of corporate bonds

When a company issues corporate bonds for funding purposes, to make payments of principal and interest easier for the issuer, a bank may act as payment agent through the execution of an agreement.

…	Collection services for stock payment

When a stock company is established or a capital increase is implemented, a company may entrust the fund collection process to a bank. The funds that the bank receives is the payment for the stock, and the bank conducts such service on behalf of the court upon receiving a request by the stock company to engage in such services.

†	National treasury services

The business of dealing with and managing government deposits and calculating and managing national treasury funds is the responsibility of the Bank of Korea. The Bank has contracted with the Bank of Korea to act as agent for collecting funds for the national treasury.

‡	Gold bar services

The Bank has contracted with the seller of gold bars and acts as an agent to sell and purchase gold bars and conduct relevant settlement procedures at each sales branch.

C.	Major Products and Services

(1)	Consumer Deposit Products

•	Demand deposit products

•	Lump savings deposit products

•	“Investing your savings” products

•	Housing subscription related products

•	Financial investment products – derivative linked securities (gold accumulation accounts)

(2)	Consumer Credit Products

•	Household loans

•	Real estate loans

(3)	Corporate Products

•	Corporate loans

•	Corporate deposit products

•	Foreign exchange credit

(4)	PB Services

(5)	Bancassurance, Investment Trust Products

•	Life insurance

•	Pension insurance

•	Combination life and death insurance

•	Property insurance

•	Investment trust products

(6)	Trust Products

(7)	Investment Finance

(8)	Foreign Exchange Services

(9)	U-Banking Services

4.	Derivatives Transactions

A.	Business Overview

The pricing of derivative financial products is determined based on changes in the underlying asset (e.g., interest rate, exchange rate, stock price, commodity price.)

Based on the underlying asset, derivative products are classified into plain vanilla derivatives, equity derivatives and commodity derivatives. Interest rate-related transactions include Korean treasury bond futures, interest rate swaps and interest rate options, exchange rate-related transactions include currency forwards, currency swaps and currency options, and equity-related transactions include options relating to stock price and stock price index. To hedge for future commodity prices, the Bank also transacts in commodity derivatives in which the underlying asset is commodities.

With respect to market risk and credit risk of the counterparty, a thorough analysis is conducted to ensure the stable management of transactions, and appropriate internal control procedures are conducted through the separation of the front, middle and back offices.

B.	Type of Contracts and Derivative Products

(As of June 30, 2014)	(Unit: KRW 100 millions)

Type		Interest Rate	Currency	Equity	Other	Total
Purpose	Hedging	32,660	—	2,820	—	35,480
	Trading	1,126,216	468,489	11,082	2,104	1,607,891
Market	Exchange	—	4,284	1,901	15	6,199
	OTC	1,158,876	464,205	12,001	2,089	1,637,171
Type	Forward	—	254,992	—	—	254,992
	Future	—	4,284	315	15	4,614
	Swap	1,126,214	182,064	—	261	1,308,538
	Option	32,663	27,149	13,586	1,828	75,226

ø	Data on business disclosure pursuant to the Unified Disclosure Standards for Financial Sector Businesses (as of June 30, 2014)

(1)	Total Trading of Derivative Products (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	35,480	1,512	—
Forwards	—	—	—
Futures	—	—	—
Swaps	32,660	1,428	—
Listed options	—	—	—
OTC options	2,820	84
Matched transactions, arbitrage transactions (B)	138,326	1,887	1,872
Forwards	36,579	204	20
Swaps	89,115	1,635	1,624
OTC options	12,632	48	48
Transactions for trading (C)	1,469,565	20,771	20,374
Forwards	218,413	3,474	4,919
Futures	4,614	—	—
Swaps	1,186,764	16,161	14,973
Listed options	1,585	7	50
OTC options	58,189	1,129	431
Total (A+B+C)	1,643,370	24,170	22,245

(2)	Total Trading of Derivative Products (Trust Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—	—
Swaps	—	—	—
OTC options	—	—	—
Transactions for trading (C)	415	—	—
Forwards	—	—	—
Futures	415	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Total (A+B+C)	415	—	—

(3)	Interest Rate Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	32,660	1,428	—
Forwards	—	—	—
Futures	—	—	—
Swaps	32,660	1,428	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	75,352	653	659
Forwards	—	—	—
Swaps	72,040	640	646
OTC options	3,313	13	13
Transactions for trading (C)	1,050,864	8,219	8,556
Forwards	—	—	—
Futures	—	—	—
Swaps	1,021,514	8,153	8,515
Listed options	—	—	—
OTC options	29,350	66	41
Total (A+B+C)	1,158,876	10,300	9,215

(4)	Interest Rate Derivatives (Trust Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—	—
Swaps	—	—	—
OTC options	—	—	—
Transactions for trading (C)	415	—	—
Forwards	—	—	—
Futures	415	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Total (A+B+C)	415	—	—

(5)	Currency Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	60,942	1,194	1,173
Forwards	36,579	204	200
Swaps	16,840	987	970
OTC options	7,523	3	3
Transactions for trading (C)	407,546	11,928	11,579
Forwards	218,413	3,474	4,919
Futures	4,284	—	—
Swaps	165,223	8,008	6,459
Listed options	—	—	—
OTC options	19,627	447	201
Total (A+B+C)	468,489	13,122	12,752

(6)	Currency Derivatives (Trust Accounts)

•	Not applicable

(7)	Equity Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	2,820	84	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	2,820	84	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—	—
Swaps	—	—	—
OTC options	—	—	—
Transactions for trading (C)	11,082	624	238
Forwards	—	—	—
Futures	315	—	—
Swaps	—	—	—
Listed options	1,585	7	50
OTC options	9,181	617	188
ELW (D)	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Total (A+B+C)	13,901	708	238

(8)	Equity Derivatives (Trust Accounts)

•	Not applicable

(9)	Precious Metals and Commodity Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	2,031	40	40
Forwards	—	—	—
Swaps	235	8	8
OTC options	1,796	32	32
Transactions for trading (C)	73	—	1
Forwards	—	—	—
Futures	15	—	—
Swaps	26	—	—
Listed options	—	—	—
OTC options	31	—	1
Total (A+B+C)	2,104	40	41

(10)	Precious Metals and Commodity Derivatives (Trust Accounts)

•	Not applicable

C.	Credit Derivatives

(1)	Transactions

•	Not applicable

(2)	Details on New Credit Derivatives

•	Not applicable

5.	Business Facilities, Etc.

A.	Branches

(1)	Domestic

•	Domestic branches of Woori Bank

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Seoul	428	42	—	470
Busan	52	3	—	55
Daegu	27	1	—	28
Incheon	36	6	—	42
Gwangju	13	1	—	14
Daejon	19	4	—	23
Ulsan	9	1	—	10
Sejong	2	2	—	4
Gyeonggi Province	189	30	—	219
Gangwon Province	8	3	—	11
Chungcheong-buk Province	10	6	—	16
Chungcheon-nam Province	17	6	—	23
Jeolla-buk Province	11	1	—	12
Jeolla-nam Province	9	2	—	11
Gyeongsang-buk Province	19	4	—	23
Gyeongsang-nam Province	22	5	—	27
Jeju Island	3	—	—	3
Total	874	117	—	991

1.	Head office (sales division) is included as one branch.

(2)	Overseas

•	Overseas branches of Woori Bank

(As of June 30, 2014)

Region	Branches	Sub-branches	Representative Offices	Total
U.S.	2	—	—	2
U.K.	1	—	—	1
Japan	1	—	—	1
China (HK)	2	—	—	2
Singapore	1	—	—	1
Bahrain	1	—	—	1
Bangladesh	1	4	—	5
Vietnam	2	—	—	2
North Korea	1	—	—	1
India	1	—	—	1
Australia	1	—	—	1
Dubai	1	—	—	1
Malaysia	—	—	1	1
Myanmar	—	—	1	1
Total	15	4	2	21

•	Branches of Woori Global Markets Asia Ltd., a consolidated subsidiary

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Hong Kong	1	—	—	1
Total	1	—	—	1

•	Branches of Woori America Bank, a consolidated subsidiary

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
U.S.	16	—	—	16
Total	16	—	—	16

•	Branches of ZAO Woori Bank, a consolidated subsidiary

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Moscow (head office)	1	—	—	1
Sankt Peterburg	1	—	—	1
Total	2	—	—	2

•	Branches of P.T. Bank Woori Indonesia, a consolidated subsidiary

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Indonesia Jakarta	1	—	—	1
Tangerang	—	1	—	1
Cikarang	—	1	—	1
Cibubur	—	1	—	1
Cilegon (Krakatau)	—	1	—	1
Bekasi	—	1	—	1
Ruko Union	—	1	—	1
Sadang	—	1	—	1
Total	1	7	—	8

•	Branches of Woori Bank China Ltd., a consolidated subsidiary

(As of June 30, 2014)

Region	Branch	Sub-branches	Offices	Total
China Beijing	1	4	—	5
Shanghai	—	4	—	4
Shenzhen	—	2	—	2
Suzhou	—	2	—	2
Tianjin	—	2	—	2
Dalian	—	1	—	1
Chengdu	—	1	—	1
Weihei	—	1	—	1
Total	1	17	—	18

1.	Separate head office is located in Beijing, China.

•	Branches of Woori Brazil Bank, a consolidated subsidiary

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Brazil	1	—	—	1
Total	1	—	—	1

•	Branches of Woori Credit Information, a consolidated subsidiary

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Seoul*	11	—	—	11
Busan	1	—	1	2
Daegu	1	—	—	1
Gwangju	1	—	—	1
Daejon	1	—	1	2
Incheon	1	—	—	1
Suwon	1	—	—	1
Sungnam	1	—	—	1
Anyang	1	—	—	1
Euijung-bu	1	—	—	1
Total	20	—	2	22

*	Including head office.

B.	Business Facilities

(Unit: KRW millions)

Type		Land	Building[1]	Total	Remarks
Owned	Head office	365,676	259,206	624,882
	Branch office	1,128,208	523,589	1,651,797
	Overseas, etc.	716	5,307	6,023
Subtotal		1,494,600	788,102	2,282,702
Leased	Branch office	—	992,107	992,107
	Overseas, etc.	—	8,686	8,686
Subtotal		—	1,000,793	1,000,793
Total		1,494,600	1,788,895	3,283,495

1.	Amount is before reflecting accumulated amortization
2.	Based on K-IFRS consolidated financial statements

C.	ATMs

Type	1H 2014	2013	2012
CD	100	106	157
ATM	7,101	7,179	6,899
Pass book printer	89	95	98
Other
Video terminals			5
Utility bill payment machines	1,058	1,054	1,042

D.	Expansion Plans for New Branches and Significant Facilities

Type	1H 2014	2014 (Plan)
Branches (including sub-branches)	13	25

1.	Prepared based on domestic branches.
2.	Subject to change.

ø	Change in Production Facilities (as of June 30, 2014)

Classification	Name of Office (Date of Change)
Newly opened	Samsung Electronics Parts Research Center (sub-branch) (1.17.2014), Cheongju Airport (sub-branch) (1.17.2014), Cargo Terminal (sub-branch) (1.24.2014), International Terminal, Gimpo Airport (sub-branch) (2.7.2014), Yonsei Cancer Hospital (sub-branch) (3.14.2014), KCA Branch Office (M6) (3.21.2014), Garak Market (sub-branch) (3.28.2014), Doksan Intelligence Industrial Center Branch Office (4.11.2014), Sungnam High-tech Branch Office (4.18.2014), Samsung Components Research Complex (sub-branch) (4.18.2014), International St. Mary’s Hospital (sub-branch) (4.25.2014), Incheon St. Mary’s Hospital (sub-branch) (5.19.2014), Ulsan Woojung Town Branch Office (6.13.2014)
Transferred	Dangsan Station Branch Office (1.13.2014), Bisandong Branch Office (1.20.2014), Daelim 3-dong Branch Office (1.27.2014), Mokdong Center Branch Office (1.27.2014), Airport Finance Center (2.10.2014), Yonsei Wonju Campus (sub-branch) (2.17.2014)
Closed	Annex of Seoul City Hall (sub-branch) (3.10.2014), Shindorim Station Branch Office (3.10.2014), Gyunghee University International Campus (sub-branch) (3.10.2014), Samsung Advanced Institute of Technology (sub-branch) (4.4.2014), Bongcheon Branch Office (5.12.2014), Jangan 1-dong Branch Office (5.12.2014), Busan Education University Station Branch Office (5.12.2014), Seoul Immigration Office (sub-branch) (5.12.2014), Incheon Immigration Office (sub-branch) (5.12.2014), Suwon Immigration Office (sub-branch) (5.12.2014), Ansan Immigration Office (sub-branch) (5.12.2014)

6.	Other Matters Necessary for an Investment Decision

A.	BIS Capital Adequacy Ratios

(Unit: KRW 100 millions)

Type	1H 2014	2013	2012
Equity capital (A)	210,832	203,829	205,045
Risk weighted assets (B)	1,304,339	1,313,133	1,395,329
Capital adequacy ratio (A/B)	16.16%	15.52%	14.70%

1.	BIS (Bank for International Settlements) capital adequacy ratio = equity capital / risk weighted assets × 100.

2.	Based on K-IFRS consolidated financial statements.

3.	Capital adequacy ratios of 1H 2014 and 2013 are based on Basel III standards; capital adequacy ratio of 2012 is based on Basel II standards.

B.	Liquidity Ratios

(Unit: %)

Type		1H 2014	2013	2012
Local currency liquidity ratio		128.57	120.75	126.71
Foreign currency liquidity ratio	Before application of weight of securitization	140.09	133.55	118.42
	After application of weight of securitization	131.66	125.86	109.25
Ratio of business purpose premises and equipment		14.26	14.73	14.44

1.	Based on K-IFRS financial statements.

C.	Non-accrual Loans, Etc.

•	Calculated based on the “non-accrual loan calculation standards” of Table 12 of the Enforcement Detailed Rules on the Supervision of the Banking Business.

(1)	Non-accrual Loans

(Unit: KRW 100 millions, %)

1H 2014		2013		2012		Change[1]
Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio
34,560	1.88	37,993	2.12	21,874	1.27	(3,433)	(0.24)

1.	Change in 1H 2014 compared to 2013.
2.	Based on K-IFRS financial statements.

(2)	Provisions for Bad Debt

(Unit: KRW 100 millions)

Type			1H 2014	2013	2012
Provisions for bad debt	Domestic	Regular	30,486	34,770	31,674
		Special	—	—	—
		Subtotal	30,486	34,770	31,674
	Overseas	Regular	296	640	324
		Special	—	—	—
		Subtotal	296	640	324
	Total		30,782	35,410	31,998
Bad debt expenses			4,195	14,982	17,561

1.	Based on K-IFRS financial statements.

D.	Asset Quality

(Unit: KRW 100 millions)

Type		1H 2014	2013	2012
Total loans[3]	Total	1,834,493	1,791,750	1,726,941
	Corporate	1,102,061	1,083,582	1,025,603
	Household	732,432	708,168	660,207
	Credit card	—	—	41,131
Sub-standard and below loans Sub-standard and below loan ratio	Total	46,065	53,592	28,645
		2.51%	2.99%	1.66%
	Corporate	41,286	49,054	24,264
		3.75%	4.53%	2.37%
	Household	4,779	4,538	3,774
		0.65%	0.64%	0.57%
	Credit card	—	—	607
		—	—	1.48%
Non-accrual loans Non-accrual loan ratio	Total	34,560	37,993	21,874
		1.88%	2.12%	1.27%
	Corporate	29,781	33,455	17,535
		2.70%	3.09%	1.71%
	Household	4,779	4,538	3,732
		0.65%	0.64%	0.57%
	Credit card	—	—	607
		—	—	1.48%
Ratio of provision for credit losses (A/B)		88.26%	82.27%	146.92%
Total reserves and regulatory reserve for credit loss (for calculation of non-accrual loans) (A)[1]		40,659	44,088	42,086
Sub-standard and below loans (B)		46,065	53,592	28,645
Delinquency ratio	Based on total loans (after seasonal adjustment)	1.13%	1.14%	1.20%
		(1.33%)	(1.41%)	(1.55%)
	Based on corporate loans (after seasonal adjustment)	1.62%	1.50%	1.72%
		(1.94%)	(1.97%)	(2.36%)
	Based on household loans (after seasonal adjustment)	0.73%	0.90%	0.70%
		(0.75%)	(1.10%)	(0.83%)
	Based on credit card receivables (after seasonal adjustment)	—	—	1.97%
		—	—	(2.27%)

1.	Credit card receivables were transferred to Woori Card due to the spin-off of the credit card business segment (spin-off date: April 1, 2013).
2.	Based on K-IFRS financial statements.
3.	Pursuant to the “non-accrual loan calculation standards” of Table 12 of the Enforcement Detailed Rules on the Supervision of the Banking Business, deposits, receivables and other loans were excluded from loans and receivables, and inter-bank loans, inter-bank loans in foreign currencies, call loans and bonds purchased under resale agreements were excluded from loans, and certain items including confirmed guarantees were added.
4.	Calculated based on “calculation standards for measurement index” of Table 7 of the Enforcement Detailed Rules on the Supervision of the Banking Business.

ø	For data before fiscal year 2013 set forth in “II. Description of Business of the Bank,” the new accounting standards adopted in the first quarter of 2013 and the results effects from changes in accounting policies were not retroactively applied.

III.	FINANCIAL MATTERS OF THE BANK

1.	Summary Consolidated Financial Data

A.	Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(Unit: KRW millions)

Classification	1H 2014	2013	2012	2011	2010
ASSETS
Cash and cash equivalents	5,056,584	5,472,425	4,593,736	5,390,108	3,885,684
Financial assets at fair value through profit or loss	4,665,323	4,398,132	10,989,236	12,498,726	11,104,050
Available-for-sale financial assets	16,696,957	16,897,731	14,488,547	14,682,791	16,610,090
Held-to-maturity financial assets	13,302,549	12,038,820	14,341,506	15,400,425	15,920,317
Loans and receivables	208,570,865	207,360,680	200,208,325	192,048,328	177,630,875
Investments in joint ventures and associates	613,998	546,188	550,332	376,337	306,229
Investment properties	360,920	333,834	346,182	349,459	366,874
Premises and equipment	2,342,308	2,369,213	2,385,680	2,345,960	2,334,386
Intangible assets and goodwill	71,262	76,016	108,920	147,387	39,366
Other assets	157,311	161,258	178,592	225,532	207,467
Current tax assets	1,670	136,713	2,354	3,082	2,833
Deferred tax assets	147,773	61,764	82,580	8,927	8,283
Derivative assets	151,163	131,410	269,414	326,413	133,224
Disposal group held for sale	1,104	587	1,239	2,258	5,185
Total assets	252,139,787	249,984,771	248,546,643	243,805,733	228,554,863
LIABILITIES
Financial liabilities at fair value through profit or loss	2,676,267	2,631,037	3,468,696	3,509,566	4,729,575
Deposits due to customers	181,033,198	175,209,309	169,216,255	165,453,124	157,314,309
Borrowings	15,326,563	17,264,362	17,446,930	19,175,674	18,982,971
Debentures	17,217,192	16,088,973	17,841,978	19,811,813	20,192,427
Provisions	460,352	618,225	579,441	585,384	496,713
Net defined benefit liability	57,510	39,370	65,937	22,227	23,116
Current tax liabilities	185,714	8,889	136,517	206,366	109,283
Other financial liabilities	16,799,499	19,401,628	20,771,744	16,281,271	8,799,937
Other liabilities	294,855	322,932	383,678	444,551	277,757
Deferred tax liabilities	607	45,274	16,699	135,441	107,425
Derivative liabilities	—	4,441	23,827	25,582	34,419
Total liabilities	234,051,757	231,634,440	229,951,702	225,650,999	211,067,932
EQUITY
Owners’ equity:	18,080,992	18,343,598	18,587,330	18,146,792	17,479,847
Capital stock	2,983,452	2,983,452	3,829,783	3,829,783	3,829,783
Hybrid securities	1,880,798	2,380,797	1,681,807	1,681,807	2,181,806
Capital surplus	734,671	734,671	812,016	812,016	811,421
Other equity	(52,797)	5,483	68,570	524,202	938,260
Retained earnings	12,534,868	12,239,195	12,195,154	11,298,984	9,718,577
Non-controlling interests	7,038	6,733	7,611	7,942	7,084
Total equity	18,088,030	18,350,331	18,594,941	18,154,734	17,486,931
Total liabilities and equity	252,139,787	249,984,771	248,546,643	243,805,733	228,554,863
Number of Consolidated Subsidiaries*	71	65	64	51	58

*	Figures do not include the Company.

B.	Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(Unit: KRW millions)

Classification	1H 2014	1H 2013	2013	2012	2011	2010
OPERATING INCOME:	720,285	409,681	464,432	1,451,452	2,593,188	1,551,321
Net interest income	2,148,011	2,200,013	4,419,877	4,774,419	5,728,211	5,029,773
Net fee and commission income	416,566	396,337	813,165	837,119	507,991	493,793
Dividend income	71,730	43,427	79,904	91,513	123,150	119,095
Gain on financial instruments at fair value through profit or loss	5,934	124,982	122,179	(360,939)	106,682	15,213
Gain on available-for-sale financial assets	(37,193)	8,709	(80,165)	548,674	1,016,746	978,546
Impairment losses for loans, other receivables, guarantees and unused commitments	(254,780)	(901,583)	(2,079,608)	(1,649,251)	(1,816,603)	(2,496,083)
General and administrative expenses	(1,348,668)	(1,322,893)	(2,679,026)	(2,590,787)	(2,549,360)	(1,997,040)
Net other operating income (expenses)	(281,315)	(139,311)	(131,894)	(199,296)	(523,629)	(591,976)
Non-operating income	(32,067)	24,982	53,396	53,122	65,983	(14,468)
Net income before income tax expense from continuing operations	688,218	434,663	517,828	1,504,574	2,659,171	1,536,853
Income tax expense from continuing operations	161,488	77,523	81,030	26,713	589,800	(274,749)
Profit from continuing operations	526,730	357,140	436,798	1,243,861	2,069,371	1,262,104
Profit from discontinued operations	—	29,476	29,476	253,056	—	—
Net income	526,730	386,616	466,274	1,496,917	2,069,371	1,262,104
Net income attributable to owners	526,258	386,068	465,266	1,496,246	2,068,544	1,261,283
Profit from continuing operations	526,258	356,592	435,790	1,243,190	—	—
Profit from discontinued operations	—	29,476	29,476	253,056	—	—
Net income attributable to the non-controlling interests	472	548	1,008	671	827	821
Profit from continuing operations	472	548	1,008	671	—	—
Profit from discontinued operations	—	—	—	—	—	—
Other comprehensive income (loss), net of tax	(58,344)	25,630	(64,973)	(456,636)	(399,838)	(253,874)
Items that will not be reclassified to profit or loss	(27,676)	6,752	6,877	(48,826)	—	—
Items that may be reclassified to profit or loss	(30,668)	18,878	(71,850)	(407,810)	(399,838)	(253,874)
Total comprehensive income	468,386	412,246	401,301	1,040,281	1,669,533	1,008,230
Comprehensive income attribute to the owner	468,082	411,332	402,180	1,040,613	1,668,675	1,007,276
Comprehensive income attribute to the non-controlling interests	304	914	(879)	(332)	858	954
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	770	512	539	1,895	2,687	1,508
Diluted earnings per common share	770	471	516	1,795	2,514	1,443
Continuing operations
Basic earnings per common share	770	465	490	1,532
Diluted earnings per common share	770	428	470	1,465

C.	Changes in Consolidated Subsidiaries

(1)	Changes in Consolidated Subsidiaries

Term	Included in consolidation scope	Companies additionally included after previous term	Companies excluded after previous term
1H 2014	Woori Credit Information and 70 others	HDC New Star Private Equity Securities 24th and 22 others	Hyundai Platinum Private Equity Securities W-2nd and 16 others
2013	Woori Credit Information and 64 others	KTB Safe Private Investment Trust 77th and 33 others	Samsung Plus Private Equity Securities 20th and 32 others
2012	Woori Credit Information and 63 others	Guam Emerald Ocean View Inc. and 36 others	Golden Bridge Sidus FNH Video and 23 others
2011	Woori Credit Information and 50 others	Woori Fund Service Co., Ltd. and 20 others	Swan SF Co., Ltd. and 27 others
2010	Woori Credit Information and 57 others	—

*	Figures do not include the Company
*	For structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, entities on which the Bank and its consolidated subsidiaries (the “Bank Group”) has control, when the Bank Group is exposed, or has rights, to variable returns for its involvement with the entities and has the ability to affect those returns through its power over the entities, are included in the consolidation scope.

(2)	Causes for Change in Consolidated Subsidiary Status

Consolidated subsidiary	1H 2014	2013	Classification	Cause for change
Woori Credit Information	Consolidated	Consolidated	Equity securities
Woori Fund Service	Consolidated	Consolidated	Equity securities
Korea BTL Infrastructure Fund	Consolidated	Consolidated	Equity securities
Woori America Bank	Consolidated	Consolidated	Equity securities
Woori Brazil Bank	Consolidated	Consolidated	Equity securities
PT. Bank Woori Indonesia	Consolidated	Consolidated	Equity securities
Woori Global Market Asia Limited	Consolidated	Consolidated	Equity securities
Woori Bank China Ltd.	Consolidated	Consolidated	Equity securities
ZAO Woori Bank	Consolidated	Consolidated	Equity securities
Woori Bank Principal Guaranteed Trust and Woori Bank Principal and Interest Guaranteed Trust	Consolidated	Consolidated	Trust
G15 First Class Mid-term C-1st	Consolidated	Consolidated	Beneficiary certificates
G5 Pro Short-term 13th	Consolidated	Consolidated	Beneficiary certificates
G6 First Class Mid-term E-20th	Consolidated	Consolidated	Beneficiary certificates
Woori Milestone Private Real Estate Fund 1st	Consolidated	Consolidated	Beneficiary certificates

Consolidated subsidiary	1H 2014	2013	Classification	Cause for change
Woori Partner Plus Private Equity Securities 4th	Consolidated	Consolidated	Beneficiary certificates
Consus Sakhalin Real Estate Investment Trust 1st	Consolidated	Consolidated	Beneficiary certificates
Heoreum Short-Term 15th	Consolidated	Consolidated	Beneficiary certificates
D First Class Mid-term C-151th	Consolidated	Consolidated	Beneficiary certificates
Shinhan BNPP Corporate Private Equity Securities 27th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Woori Partner Plus Private Equity Securities 12th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Hyundai Platinum Private Equity Securities W-2nd	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
KDB Private Equity Securities Investment Trust WB-5th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Samsung Alpha Club Multi Long-Short Private 2nd	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Truston Equity Securities Investment Trust 13th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
KTB Safe Private Investment Trust 77th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Yuri WB Private Equity Securities 5th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Kyobo Axa Tomorrow Private Trust 25th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Mirae Asset Triumph Private Equity Securities 15th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Yuri WB Private Equity Securities 6th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Meritz Prime Private Equity Securities 93rd	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Kyobo Axa Tomorrow Private Trust 26th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Mirae Asset Triumph Private Equity Securities 17th	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Hanwha Private Equity Securities No. 57	—	Consolidated	Beneficiary certificates	Disposal and redemption of beneficiary certificates
Hanwha Private Equity Securities No. 65	Consolidated	Consolidated	Beneficiary certificates
Hanwha Private Equity Securities No. 67 (Bond)	Consolidated	Consolidated	Beneficiary certificates
Phoenix Sky Private Equity Securities 16th	Consolidated	Consolidated	Beneficiary certificates

Consolidated subsidiary	1H 2014	2013	Classification	Cause for change
Hyundai Platinum Private Equity Securities W-3	Consolidated	Consolidated	Beneficiary certificates
Phoenix Sky Private Equity Securities 15th	Consolidated	Consolidated	Beneficiary certificates
Samsung Plus Private Equity Securities 24th	Consolidated	Consolidated	Beneficiary certificates
HDC Private Equity Securities Investment Trust 10th	Consolidated	Consolidated	Beneficiary certificates
ING Lion Private Equity Securities 47th	Consolidated	Consolidated	Beneficiary certificates
Meritz Prime Private Equity Securities 95th	Consolidated	Consolidated	Beneficiary certificates
LS Leading Solution Private Equity Securities 126th	Consolidated	Consolidated	Beneficiary certificates
Shinhan BNPP Corporate Private Equity Securities 32nd	Consolidated	Consolidated	Beneficiary certificates
Hyundai Advantage Private Equity Securities 17th	Consolidated	Consolidated	Beneficiary certificates
Mirae Asset Triumph Private Equity Securities 21st	Consolidated	Consolidated	Beneficiary certificates
HDC Private Equity Securities Investment Trust 11th	Consolidated	Consolidated	Beneficiary certificates
Woori Partner Plus Private Equity Securities 13th	Consolidated	Consolidated	Beneficiary certificates
Hi Good Choice Private Equity Securities 8th	Consolidated	Consolidated	Beneficiary certificates
HDC New Star Private Equity Securities 24th	Consolidated	—	Beneficiary certificates	Classified as SPE for investing in securities and other. The activities of entities, decision-making powers and benefits and risks are considered when those SPEs are consolidated.
Mirae Asset Dividend Premium Private Equity 2nd	—	—	Beneficiary certificates
Hana UBS Private Equity Securities 8th	Consolidated	—	Beneficiary certificates
Eugene Pride Private Equity Securities 40th	Consolidated	—	Beneficiary certificates
LS Leading Solution Private Equity Securities 129th	Consolidated	—	Beneficiary certificates
Kyobo Axa Active Long Short 30 Private Equity 1st	—	—	Beneficiary certificates
KB Market Long Short Private Equity Securities 1st	Consolidated	—	Beneficiary certificates
Hyundai Smart Dream Private Equity Securities 14th	Consolidated	—	Beneficiary certificates
Yuri WB Private Equity Securities 7th	Consolidated	—	Beneficiary certificates
IBK Panorama Private Equity Securities 54th	Consolidated	—	Beneficiary certificates
Heungkuk Multi Private Equity Securities H-8th	Consolidated	—	Beneficiary certificates
Hyundai Platinum Private Equity Securities W-4th	Consolidated	—	Beneficiary certificates

Consolidated subsidiary	1H 2014	2013	Classification	Cause for change
Mirae Asset Triumph Private Equity Securities 26th	Consolidated	—	Beneficiary certificates
Hyundai Platinum Private Equity Securities W-5th	Consolidated	—	Beneficiary certificates
LS Leading Solution Private Equity Securities 133rd	Consolidated	—	Beneficiary certificates
KDB Private Equity Securities Investment Trust WB-6th	Consolidated	—	Beneficiary certificates
Shinhan BNPP Corporate Private Equity Securities 37th	Consolidated	—	Beneficiary certificates
NH-CA New Private Equity Securities Investment Trust 12-63rd	Consolidated	—	Beneficiary certificates
Eugene Pride Private Equity Securities 43rd	Consolidated	—	Beneficiary certificates
Yuri WB Private Equity Securities 8th	Consolidated	—	Beneficiary certificates
Mirae Asset Triumph Equity Private Securities 29th	Consolidated	—	Beneficiary certificates
Yuri WB Private Equity Securities 9th	Consolidated	—	Beneficiary certificates
Asset Plus Private Equity Securities Investment Trust 18th	Consolidated	—	Beneficiary certificates
Guam Emerald Ocean View Inc.	—	Consolidated	SPC	Loss of control due to sale of loans for special purpose entity
Kumho Trust 1st Co., Ltd.	Consolidated	Consolidated	SPC
Deogi Dream Fourth Co., Ltd	Consolidated	Consolidated	SPC
BWL First Co., LLC	Consolidated	Consolidated	SPC
Asiana Saigon Co., Ltd.	Consolidated	Consolidated	SPC
An-Dong Raja 1st Co., Ltd.	Consolidated	Consolidated	SPC
Hermes STX Co., Ltd.	Consolidated	Consolidated	SPC
Woori IB Global Bond Co., Ltd.	Consolidated	Consolidated	SPC
Woori Poongsan Co., Ltd.	Consolidated	Consolidated	SPC
Wonju I-one Inc.	Consolidated	Consolidated	SPC
Jeonju Iwon Ltd.	Consolidated	Consolidated	SPC
Consus Eighth Co., Ltd.	Consolidated	Consolidated	SPC
Kamco Value Recreation 1st Securitization Specialty Co., Ltd	Consolidated	Consolidated	SPC
Pyeongtaek Ocean Sand Co., Ltd.	Consolidated	Consolidated	SPC
Heights Third Co., Ltd.	Consolidated	Consolidated	SPC
W Synergy 1st Co., Ltd.	Consolidated	Consolidated	SPC
New Year Eighth Co., Ltd	Consolidated	-	SPC	Classified as a structured entity for the securitization of financial assets. The activities of entities, decision-making powers and benefits and risks are considered when those SPEs are consolidated.

2.	Summary Separate Financial Information

A.	Summary Statement of Financial Position

(The Bank)	(Unit: KRW millions	)

Classification	1H 2014	2013	2012	2011	2010
ASSETS
Cash and cash equivalents	4,310,099	4,694,201	4,135,353	5,339,419	3,629,594
Financial assets at fair value through profit or loss	3,446,905	3,353,936	9,920,630	11,369,904	11,190,524
Available-for-sale financial assets	15,843,744	16,499,175	14,003,535	14,166,153	15,997,072
Held-to-maturity financial assets	13,281,854	12,016,870	14,306,766	15,299,225	15,778,544
Loans and receivables	202,802,817	201,836,689	195,075,985	186,797,530	173,269,536
Investments in associates	2,171,086	2,109,453	1,938,813	1,686,365	1,529,656
Investment properties	360,780	333,693	340,825	344,325	347,748
Premises and equipment, net	2,328,522	2,353,831	2,368,086	2,326,923	2,314,609
Intangible assets, net	65,690	69,994	102,119	140,816	33,602
Other assets	151,042	151,636	163,388	192,207	191,410
Current tax assets	—	134,691	—	—	—
Deferred tax assets	90,388	—	43,599
Derivative assets	151,163	131,410	267,470	326,414	132,268
Assets held for sale	1,104	587	1,239	2,258	5,185
Total assets	245,005,194	243,686,166	242,667,808	237,991,539	224,419,748
LIABILITIES
Financial liabilities at fair value through profit or loss	2,671,351	2,630,421	3,468,445	3,501,355	4,729,321
Deposits due to customers	175,666,909	169,870,194	164,468,304	160,539,081	154,502,870
Borrowings	14,296,309	16,711,669	16,807,711	18,502,414	17,887,630
Debentures	17,164,186	16,035,967	17,778,172	19,711,307	20,091,821
Provisions	482,235	641,459	605,152	606,484	500,891
Retirement benefit obligations	54,591	36,577	63,124	19,711	20,908
Current tax liabilities	183,482	8,552	135,953	205,807	108,573
Other financial liabilities	16,248,003	19,162,494	20,464,031	16,229,074	8,620,792
Other liabilities	276,460	297,895	367,370	420,914	263,011
Deferred tax liabilities	—	35,108	—	124,199	125,997
Derivative liabilities	—	1,785	15,498	12,885	23,725
Total liabilities	227,043,526	225,432,121	224,173,760	219,873,231	206,875,539
EQUITY
Owner’s equity:
Capital stock	2,983,452	2,983,452	3,829,783	3,829,783	3,829,783
Hybrid securities	1,880,798	2,380,797	1,681,807	1,681,807	2,181,806
Capital surplus	732,538	732,538	809,883	811,551	811,598
Other equity	79,629	143,825	132,250	548,719	927,156
Retained earnings	12,285,251	12,013,433	12,040,325	11,246,448	9,793,866
(Planned regulatory reserve for credit loss)
Total equity	17,961,668	18,254,045	18,494,048	18,118,308	17,544,209
Total liabilities and equity	245,005,194	243,686,166	242,667,808	237,991,539	224,419,748

B.	Summary of Statement of Comprehensive Income

(The Bank)	(Unit: KRW millions)

Classification	1H 2014	1H 2013	2013	2012	2011	2010
OPERATING INCOME:	682,150	361,624	344,923	1,362,258	2,501,333	1,511,013
Net operating income	2,037,101	2,083,581	4,190,476	4,536,897	5,543,030	4,871,282
Net fee and commission income	404,263	386,286	789,881	831,120	485,163	465,444
Dividend income	118,047	56,848	83,202	144,868	112,218	84,837
Gain on financial instruments at fair value through profit or loss	(388)	136,520	148,476	(355,341)	108,102	23,595
Gain on available-for-sale financial assets	(38,095)	3,652	(61,525)	558,441	1,038,765	908,733
Impairment losses for loans, other receivables, guarantees and unused commitments	(266,320)	(892,082)	(2,084,365)	(1,677,031)	(1,800,251)	(2,340,997)
General and administrative expenses	(1,288,338)	(1,260,488)	(2,551,622)	(2,466,300)	(2,444,230)	(2,163,438)
Net other operating income (expenses)	(284,120)	(152,693)	(169,600)	(210,396)	(541,464)	(338,443)
Non-operating income	(29,833)	39,551	93,627	31,051	10,461	29,801
Net income before income tax expense	652,317	401,175	438,550	1,393,309	2,511,794	1,540,814
Income tax expense	149,914	71,338	73,693	254,591	542,359	280,951
Profit from continuing operations	502,403	329,837	364,857	1,138,718	1,969,435	1,259,863
Profit from discontinued operations	—	29,476	29,476	253,056	—	—
Net income	502,403	359,313	394,333	1,391,774	1,969,435	1,259,863
Other comprehensive income (loss), net of tax	(64,196)	797	11,575	(416,469)	(365,016)	(221,845)
Items that are not reclassified as profit or loss	(27,632)	6,752	6,671	(28,826)	—	—
Items that are reclassified as profit or loss	(36,564)	(5,955)	4,904	367,643	365,016	221,845
Total comprehensive income	438,207	360,110	405,908	975,305	1,604,419	1,038,018
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	730	470	423	1,745	2,544	1,506
Diluted earnings per common share	730	432	405	1,659	2,385	1,442
Continuing operations
Basic earnings per common share	730	423	374	1,382
Diluted earnings per common share	730	389	358	1,329

3.	Cautionary Points in Using Financial Data

A.	Basis of Preparation and Accounting Policies

(1)	Basis of Consolidated Financial Statement Presentation

The Bank and its consolidated subsidiaries (the “Bank Group”) has adopted K-IFRS from the fiscal year beginning on January 1, 2011 and the accompanying consolidated financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards,’ the transition date to K-IFRS is January 1, 2010.

The Bank Group maintains its official accounting records in Korean Won and prepares the consolidated financial statements in conformity with K-IFRS, in Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The consolidated financial statements have been condensed restructured, and translated into English with certain expanded descriptions from the financial statements in Korean language.

The Bank Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

(2)	Basis of Financial Statement Presentation

The Bank has adopted K-IFRS from the fiscal year beginning on January 1, 2011 and the accompanying financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards,’ the transition date to K-IFRS is January 1, 2010.

The Bank maintains its official accounting records in Korean Won and prepares the financial statements in conformity with K-IFRS, in Korean language (Hangul). Accordingly, these financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The consolidated financial statements have been condensed restructured, and translated into English with certain expanded descriptions from the financial statements in Korean language.

B.	Revised Accounting Standards

Term	Changes
1H 2014

•   Newly adopted accounting standards and interpretation and changes in accounting policies

•   Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The adoption of the amendments has no significant impact on the Bank Group’s consolidated financial statements.

•   Amendments to K-IFRS 1110, 1112 and 1027 – Investment Entities

Investment Entities introduced an exception to the principle in K-IFRS 1110 Consolidated financial statement that all subsidiaries shall be consolidated. The amendments define an investment entity and require a parent that is an investment entity to measure its investment in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries in its consolidated financial statements. Also, the new disclosure requirements for investment entities in accordance with the amendments of K-IFRS 1110 have been introduced by consequential amendments to K-IFRS 1112, Disclosure of Interests in Other Entities, and K-IFRS 1027, Separate Financial Statements. The adoption of the amendments has no significant impact on the Bank Group’s consolidated financial statements.

•   Amendments to K-IFRS 1039 – Financial Instruments: Recognition and Measurement

The amendments allowed the Bank Group to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the Bank Group’s consolidated financial statements.

•   Enactment of K-IFRS 2121 – Levies

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Bank Group’s consolidated financial statements.

In addition to the new amendments and enactments listed above, K-IFRS 1036, Impairment of Assets, had been amended to add clarifications about the disclosure requirement in relation to estimated recoverable amount for non-financial assets. The adoption of these amendments has no significant impact on the Bank Group’s consolidated financial statements.

•   New and revised K-IFRS that have been issued but are not yet effective

Term	Changes

•   Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions not subject to service period, the Bank Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014.

The Company anticipates that the amendment listed above may not have significant impact on the Bank Group’s consolidated financial statements.

•   Reclassification of profit or loss related to Financial asset or financial liability at FVTPL

The Bank Group reclassified hybrid financial instruments related to stock from financial liabilities held for trading (derivative liability related to stock) to financial liability at FVTPL for the year ended December 31, 2013. As a result, loss on financial instrument at FVTPL related to hybrid financial instruments increased by KRW 27,374 million and loss on financial instruments held to trading (loss on derivatives related to stock) decreased by KRW 27,374 million for the six months ended June 30, 2013, disclosed for comparison purpose. It is reclassification of accounts within profits or losses on financial instruments at FVTPL and does not affect net profit or loss of the Bank Group reported for the six months ended June 30, 2013.

2013

•   Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effects on the financial position and financial performance. The Bank Group applied the amendments retrospectively and restated the comparative consolidated financial statements.

•   Amendments to K-IFRS 1019 ‘Employee Benefits’

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains or losses are recognized in other comprehensive income immediately. The amendments replace the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets is included in the net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits. The Bank Group applied the amendments retrospectively and restated the comparative consolidated financial statements. As a result, other equity decreased by KRW 13,420 million and KRW 62,246 million and retained earnings increased by KRW 13,420 million and KRW 62,246 million in the consolidated statements of financial position as of January 1, 2012 and December 31, 2012, respectively. Net income increased by KRW 48,826 million and other comprehensive income decreased by KRW 48,826 million in the comparative consolidated statement of comprehensive income for the year ended December 31, 2012.

•   Amendments to K-IFRS 1107 ‘Financial Instruments: Disclosures’

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require disclosing offsetting agreements and related information which are legally enforced by master netting agreements or similar agreements. The Bank Group does not hold the offset financial instruments in accordance with K-IFRS 1032 and does not have a master netting arrangement or similar agreements, therefore the amendments have no significant effect on the consolidated financial statements.

Term	Changes

•   Enactment of K-IFRS 1110 ‘Consolidated Financial Statements’

K-IFRS 1110 replaces the requirements and guidance in K-IFRS 1027 and K-IFRS 2012 relating to the consolidated financial statements.

K-IFRS 1110 uses the concept of ‘control’ as the determining factor in assessing whether an investee is a subsidiary. Under K-IFRS 10, an investor controls an investee when the investor is exposed, or has right, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Extensive application guidance is provided to assist in the determination as to whether an investor has power over an investee in complex scenarios.

In accordance with transitional provision of K-IFRS 1110, the financial statements for earlier comparative periods are restated, to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting policy.

After reviewing the changes in scope of consolidation resulted from the adoption of K-IFRS 1110, the Bank Group determined that Principle Guaranteed Trust and five structured entities, including Deogi Dream Fourth Co., Ltd., became included in the scope of consolidation. As the Bank Group is a trustee of Principal Guaranteed Trust, trustee holds power, and when entrusted property does not reach its principal, it is exposed to the significant variable returns to losses. Since it has the ability to influence such benefit, it satisfies the definition of in K-IFRS 1110, and the five structured entities are under the case in which the Bank Group directly provides credit due to the lack of securitization of non-performing assets. As a provider of credit-related activities, it holds power and is exposed to significant variable returns. Since it has influence over the benefits, it satisfies the definition of control in K-IFRS 1110. In addition, the Bank Group concluded that due to the adoption of K-IFRS 1110, Golden Bridge Sidus FNH Video and two other structured entities, which were originally consolidated through the original standard K-IFRS 2012 ‘Consolidation: Special Purpose Entities’ have been excluded from the scope of consolidation. Since the Bank Group does not have power over the three structured entities including Golden Bride Sidus FNH Video, it does not meet the definition of control in K-IFRS 1110.

•   Enactment of K-IFRS 1111 ‘Joint Arrangement’

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of joint operation, joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of joint venture, joint venture account for its investment using equity method. The adoption of the enactment has no effect on the Bank Group’s consolidated financial statements.

•   Enactment of K-IFRS 1112 ‘Disclosure of Interest in Other Entities’

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires that the nature of, and risks associated with, its interests in other entities, the effects of those interests on its consolidated financial position, comprehensive income and cash flows. The adoption of the enactment has no significant effect on the Bank Group’s consolidated financial statements.

•   Enactment of K-IFRS 1113 ‘Fair Value Measurement’

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The adoption of the enactment has no significant effect on the Bank Group’s consolidated financial statements.

Term	Changes

•   Others – Change in presentation of employee benefits in general and administrative expenses

Certain fringe benefits, which were considered as short term employee benefits and previously included in other general and administrative expenses, are separately presented as an item of salaries in general and administrative expenses. The impact from the reclassification is incorporated in the comparative other general and administrative expenses. Such changes in presentation of employee benefits have no effect on the net assets and net income of the Bank Group.

The changes in presentation of consolidated financial statements for the year ended December 31, 2012, are as follows (Unit: KRW millions):

(Unit: KRW millions)

	Reported	Adjustment	Restated*
Employee benefits	1,247,956	259,185	1,507,141
Depreciation and amortization	131,970	—	131,970
Other general and administrative expenses	1,347,714	(259,185)	1,088,529
	2,727,640	—	2,727,640

* The effects of the application of K-IFRS 1019 ‘Employee Benefits’ are not included but profit and loss from discontinued operations is included above.

2012

New and revised standards and interpretations in current year

•   Amendments to K-IFRS 1107 ‘Disclosures – Transfers of Financial Assets’

According to the amendments, the Bank Group provided the required disclosure of the nature, the risk and rewards and the carrying amount associated with all transferred financial instruments that are not derecognized from the financial statements of the Bank Group. In addition, the Bank Group continues its involvement on the transferred assets although the transferred assets are derecognized in their entirety, the Bank Group discloses the carrying amounts of the transferred assets and the associated liabilities and information showing how the maximum exposure to loss. The disclosures due to the application of these amendments are disclosed in Note 12.

•   Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’

The Bank Group presented operating income in accordance with the amendments to K-IFRS 1001. The amendments have been applied retrospectively for the comparative period.

As such, the Bank Group’s operating income for the comparative period have decreased by KRW 55,792 million and KRW 33,484 million for the year ended December 31, 2012 and 2011, respectively. The amendments do not result in any impact on net income and earning per shares.

•   Amendments to K-IFRS 1012 ‘Income Taxes’

According to the amendments to K-IFRS 1012, investment properties that are measured using the fair value model in accordance with K- IFRS 1040, investment property or non-depreciable assets measured using the revaluation model in accordance with K-IFRS 1016 Property, Plant and Equipment, are presumed to be recovered entirely through sale for the purpose of measuring deferred taxes unless the presumption is rebutted in certain circumstances. The amendments do not have impact on the Bank Group’s financial statements.

Term	Changes

•   Amendments to K-IFRS 2114 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interpretation’

The amendments to K-IFRS 2114 require the Bank Group to recognize the asset in excess of plan obligation resulting from the repayment of statutory or contractual minimum funding requirement. The amendments do not have impact on the Bank Group’s financial statements.

2011

•   Reclassification of gains (losses) on beneficiary certificates

For the six months ended June 30, 2011, the Bank had classified its dividends from beneficiary certificates and gains (losses) on disposal of beneficiary certificates as other interest income on beneficiary certificates. Subsequent to the period, the Bank Group changed its classification for the dividends to dividend income on beneficiary certificates and gains (losses) on disposal of beneficiary certificates to gains (losses) on disposal of AFS financial assets, respectively.

•   Reclassification of due from banks in foreign currencies

The Bank Group loaned to Woori Bank China Ltd. during January 2011 and recognized the loan as due from banks in foreign currencies as of March 31, 2011 and June 30, 2011, respectively. As of September 31, 2011, the Bank Group reclassifies the loans from due from banks in foreign currencies to inter-bank loans in foreign currencies.

•   Change in the recognition of gains (losses) on transactions of derivatives

As for the application of K-GAAP, the Bank Group recorded gains (losses) on transactions of derivatives that for the year ended December 31, 2010, the Bank Group recognized gains (losses) on transactions of derivatives such as interest swap, currency swap and commodity swap based on the gross amount of the assets (liabilities) and the settlement amount, respectively. The Bank Group changed its recognition of gains (losses) on such transactions based on the net of the assets (liabilities) and settlement amount.

C.	Mergers, Spin-offs, Asset Transfers, Business Transfers

(1)	Recent Developments

On July 28, 2014, the Bank’s board of directors resolved to merge with its holding company, the Company, to maximize the return of public funds and possibility of successful privatization.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	The Bank (surviving entity)
The Company (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Expected date of general shareholders’ meeting to approve the Merger Agreement	October 10, 2014
	Date of the Merger	November 1, 2014
	Expected date of registration of Merger	November 3, 2014

(2)	Credit Card Division Spin-off

As of September 16, 2011, the board of directors of the Company and the Bank decided to spin-off the Bank’s credit card division and established a new credit card issuer to be a subsidiary of the Company to enhance the competiveness in credit card business. The Bank had acquired authorization about the spin-off and the operation of credit card business from FSC on February 22, 2013.

The shareholder of the Bank will receive 100% of the newly issued shares of the credit card issuer in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, will continue to exist after the spin-off. Both the Bank and the newly established credit card issuer are responsible for the liabilities that arose from the conditions existing before the spin-off date.

In addition, assets and liabilities that were directly or indirectly owned by the credit card issuer before the spin-off will be transferred to the new company as a separate entity. Particularly, the non-identifiable assets and liabilities subject to transfer will be decided based on the reasonable basis of the spin-off policy.

Details of such spin-off are summarized as follows:

Transaction Structure:	Equity Spin-off
Spin-off company:	The Bank (the surviving company)
Woori Card (the new company)
Spin-off schedule:	Date of the general meeting of shareholder for approval of the spin-off	January 25, 2013
	Date of spin-off	March 31, 2013
	Date of registration for spin-off	April 1, 2013

	Details of assets and liabilities transferred from the Bank to Woori Card are as follows:

(Unit: KRW millions)

	April 1, 2013	December 31, 2012
Assets
Cash and cash equivalents	375,175	—
AFS financial assets	62,177	62,203
Loans and receivables*	3,750,221	4,329,138
Investment in associates	521	521
Premises and equipment	5,142	5,245
Intangible assets	4,217	4,745
Deferred tax assets	24,340	22,571
Other assets	2,781	90
Total	4,224,574	4,424,513
Debt
Debentures	2,699,537	2,699,369
Provisions	83,053	77,185
Current tax liabilities	—	80,201
Other financial liabilities	320,050	478,573
Other liabilities	71,934	68,850
Total	3,174,574	3,404,178
Accumulated other comprehensive income	14,578	14,157

*	As of December 31, 2012, loans and receivables include KRW 287 million of net profit resulting from intra-group transactions.

‚	For the years ended December 31, 2013 and 2012, the summarized financial information of the credit card operating segment is as follows:

(Unit: KRW millions)

	For the year ended December 31
	2013	2012
OPERATING INCOME:	31,035	312,628
Net interest income	191,358	860,046
Interest income	222,010	976,926
Interest expenses	(30,652)	(116,880)
Net fee and commission income	(118,956)	(352,594)
Fee and commission income	11,708	42,164
Fee and commission expenses	(130,664)	(394,758)
Dividend income	4,236	3,334
Gain on AFS financial assets	1,027	4,114
Impairment losses for loans, other receivables, guarantees and unused commitments	(26,815)	(149,045)
General and administrative expenses	(18,536)	(72,438)
Other operating income (expenses)	(1,279)	19,211
Net other non-operating income	7,852	21,219
NET INCOME BEFORE INCOME TAX EXPENSE	38,887	333,847
INCOME TAX EXPENSE	(9,411)	(80,791)
Profit from discontinued operations	29,476	253,056

ƒ	Cash flows related to discontinued operations are as follows:

(Unit: KRW millions)

	For the year ended December 31, 2013	For the year ended December 31, 2012
Cash flows from operating activities	374,127	(843,146)
Cash flows from investing activities	1,048	3,146
Cash flows from financing activities	—	840,000

D.	Asset Securitization and Contingent Liabilities

(1)	Asset Securitization

	Asset Transfer Agreements or Asset Trust Agreements

(Unit: KRW 100 millions)

Contracting Party		Transfer or Trust Date	Amount of Transfer or Trust	Remarks
Transferor or Trustor	Transferee or Trustee
The Bank	I&T Inc.	2.4.2014	41	Bad debt
The Bank	KEB F&I Inc.	3.28.2014	711
The Bank	SBI3 Savings Bank	3.28.2014	613
The Bank	Coretech	5.7.2014	500	Bad debt
The Bank	Good Plus Asset Management Company	6.10.2014	766
The Bank	USW SPC	6.30.2014	1,050	Debt subject to rehabilitation

‚	Asset Management Agreements

Not applicable

(2)	Contingent Liabilities

	Details of guarantee which the Bank Group has provided for others are as follows:

(Unit: KRW millions)

	June 30, 2014	December 31, 2013	December 31, 2012
Confirmed guarantee:
Guarantee for loans	107,500	144,967	89,725
Acceptances	829,473	837,129	572,353
Guarantee in acceptances of imported goods	104,879	151,327	110,171
Other confirmed guarantees	7,485,698	7,982,961	8,412,324
	8,527,550	9,116,384	9,184,573
Unconfirmed guarantee:
Local letter of credit	628,756	661,612	773,385
Letter of credit	4,468,309	4,655,998	5,428,310
Other unconfirmed guarantee	1,482,331	1,779,210	2,368,781
	6,579,396	7,096,820	8,570,476
Commercial paper purchase commitment and others	2,437,198	1,924,176	1,956,447
	17,544,144	18,137,380	19,711,496

‚	Details of loan commitments and the other commitments which the Bank Group provided for others are as follows:

(Unit: KRW millions)

	June 30, 2014	December 31, 2013	December 31, 2012
Loan commitments in local currency	41,355,180	41,849,043	64,368,276
Loan commitments in foreign currencies	20,545,230	23,195,943	21,857,955
Securities purchase agreements	1,443,608	1,442,603	1,394,165
Non-recourse endorsement notes	—	—	4,812,500
Total	63,344,018	66,487,589	92,432,896

ƒ	Details of guarantees and the related provisions for guarantees are as follows:

(Unit: KRW millions)

	June 30, 2014	December 31, 2013	December 31, 2012
Confirmed guarantees	8,527,550	9,116,384	9,184,573
Unconfirmed guarantees	6,579,396	7,096,820	8,570,476
Commercial paper purchase commitments and others	2,437,198	1,924,176	1,956,447
	17,544,144	18,137,380	19,711,496
Provisions for guarantees	340,092	501,662	405,729
Ratio of provisions to total guarantees	1.94%	2.77%	2.06%

„	The Bank Group jointly takes responsibility to reimburse the remaining portion of liabilities as of March 31, 2013 (the date of deconsolidation) of Woori Card, a newly-established company deconsolidated

…	Litigation case

The Bank Group has filed and faced lawsuits as follows:

(Unit: KRW millions)

	June 30, 2014
	As plaintiff*	As defendant
Number of cases	81 case	272 case
Amount of litigation	955,387	360,292
Provisions for litigation		22,216

	December 31, 2013
	As plaintiff*	As defendant
Number of cases	84 case	311 case
Amount of litigation	1,185,147	441,370
Provisions for litigation		20,498

	December 31, 2012
	As plaintiff*	As defendant
Number of cases	397 case	335 case
Amount of litigation	1,374,529	538,672
Provisions for litigation		10,203

*	The minor lawsuits in relation to the collection or management of loans are excluded from the number of cases.

The domestic banks refused to refund the cost to put up collateral security to the customers which were determined and mediated by the Korean Consumer Agency. In this regard, the Bank Group was filed 53 lawsuits as of June 30, 2014 and further more lawsuits are expected. Any expected liability of the Bank Group is not likely to be high hence the Bank Group has not set up any provisions for litigation.

For the year ended December 31, 2013, the Supreme Court ruled on ‘Ordinary Wages’. The Bank Group reviewed the impact of the rule on the separate financial statement of the Bank Group as of June 30, 2014. The Bank Group believes that the rule has no impact on the consolidated financial statements of the Bank Group, therefore it has not set up any provision related to ‘ordinary wage.’

E.	Reclassification of Profit or Loss Related to Financial Asset or Financial Liability at FVTPL

The Bank Group reclassified hybrid financial instruments related to stock from financial liabilities held for trading (derivative liability related to stock) to financial liability at FVTPL for the year ended December 31, 2013. As a result, loss on financial instrument at FVTPL related to hybrid financial instruments increased by KRW 27,374 million and loss on financial instruments held for trading (loss on derivatives related to stock) decreased by KRW 27,374 million for the six months ended June 30, 2013 (disclosed for comparison purposes). This is a reclassification of accounts within profits or losses on financial instruments at FVTPL and does not affect net profit or loss of the Bank Group reported for the six months ended June 30, 2013.

F.	Accounting Policies Adopted by the Bank in Accordance with K-IFRS

Item	Accounting Policy
Standard trading transactions of financial assets	Date of transaction
Investments in consolidated subsidiaries, etc. in separate financial statements	At cost
Premises and equipment, intangible assets and investment properties	Cost model

G.	Accounting Policies Not Applied by the Bank in Accordance with K-IFRS

Item	Accounting Policy
Business combination	•	K-IFRS 1103 ‘Business Combinations’ is not retroactively applied to business combinations that occurred prior to the conversion date.
Book value of equity investment regarding consolidated subsidiaries in separate financial statements	•	Book value appraised in accordance with previous accounting standards prior to the conversion date is deemed as cost of equity investment of subsidiaries.
Acquisition cost of premises and equipment, intangible assets and investment properties	•	Fair value as of the conversion date for land and building is deemed to be the acquisition cost.
Accumulated difference in currency conversion	•	Accumulated difference in currency conversion as of the conversion date is not retroactively calculated and is deemed to be 0.
Derecognition of financial assets and liabilities	•	Regulations relating to derecognition of financial products are to be applied after the conversion date.
Compound financial instruments	•	Classification of liabilities and equity is not be retroactively applied if the compound financial instrument liabilities do not remain on the balance sheet as of the conversion date due to maturity or conversion.
Designation of financial instruments as profit or loss or available for sale	•	Items are designated as profit or loss by item as of the conversion date.
Provisions relating to cost of existing decommissioning and restoration included in cost of premises and equipment	•	Changes in provisions are estimated as of the conversion date.
Measurement of fair value of financial assets or liabilities at point of initial recognition	•	Difference in transaction price and fair value of financial assets and liabilities classified into level 3 fair values with respect to transactions executed after the conversion date are not immediately recognized as profit or loss at the time of acquisition.

H.	Additional Information

For more information see the attached review report for the consolidated financial statements for the first six months ended June 30, 2014.

IV.	AUDIT OPINION OF THE AUDITOR

1.	Audit Opinion of the Auditor, Etc.

A.	Name of Auditor

Term	Auditor
H1 2014	Deloitte Anjin LLC
2013	Deloitte Anjin LLC
2012	Deloitte Anjin LLC

B.	Audit Opinion of the Auditor

Term	Audit Opinion	Summary of Issues
1H 2014	No exceptions	Not applicable
2013	Unqualified	Not applicable
2012	Unqualified	Not applicable

C.	Engagement for Audit Services

Term	Auditor	Description	Fee	Total Time
1H 2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		—
		1H review		3,256 hours
		1Q review		3,143 hours
2013	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	6,446 hours
		Interim audit (including internal accounting management system)		4,087 hours
		3Q review		3,397 hours
		1H review		3,066 hours
		1Q review		3,066 hours
2012	Deloitte Anjin LLC	Closing audit	KRW 1,300 million	3,066 hours
		Interim audit (including internal accounting management system)		2,984 hours
		3Q review		3,424 hours
		1H review		3,344 hours
		1Q review		3,096 hours

D.	Engagement for Non-Audit Services with Auditor

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1H 2014	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000
2013	8.30.2013	GMTN update and issuance	9.2013	KRW 146 million
	8.30.2013	Samurai bond update	9.2013	KRW 28 million
	3.31.2013	Tax adjustment	Each quarter and end of term	KRW 110 million
	1.30.2013	Samurai bond-related comfort letter	1.2013	KRW 128 million
2012	9.30.2012	Review of Japanese F/S for 1H 2012 related to Samurai bonds	3Q 2012	KRW 14 million
	5.30.2012	Issuance of Samurai bond-related comfort letter and review of financial documents	2Q 2012	KRW 153 million
	3.31.2012	Tax adjustment	Each quarter and end of term	KRW 105 million
	1.9.2012	Samurai bond-related comfort letter	1~2.2012	KRW 108 million

E.	Consolidated Subsidiaries Receiving a Qualified Opinion

-	Not applicable

2.	Change in Auditor

A.	Change in Auditor and Cause

-	Not applicable

B.	Change in Auditor or Appointment of New Auditor of Consolidated Subsidiary and Cause

Name of Subsidiary	Term	Cause for Change
Woori America Bank	2013	Termination of contract period
Woori Fund Service	2011	New establishment
Woori Brazil Bank	2013	Termination of contract period

V.	MATTERS RELATING TO CORPORATE GOVERNANCE OF THE BANK

1.	Matters Relating to the Board of Directors

A.	Overview of the Composition of the Board of Directors

(1)	Composition of the Board of Directors

	The board of directors consists of standing directors, outside directors and non-standing directors.

‚	The board of directors resolves on matters prescribed to be the authority of the board of directors pursuant to related laws and decrees, such as the KCC and Banking Act, and other material matters.

ƒ	The board of directors performs the following responsibilities for the purpose of furthering the interests of shareholders:

-	Establishment of management targets and strategies;

-	Approval of business plans and budgets;

-	Supervision of management, and evaluation of management performance;

-	Appointment and dismissal of the chairman of the board of directors, the chairman of each committee set forth in Article 39(1) (except the chairman of the audit committee) and committee members (except members of the audit committee who are outside directors) (however, in the case of a dismissal, such officer may continue to hold the office of director);

-	Appointment and dismissal of senior vice presidents and vice presidents (however, in the case of a dismissal, such person may continue to hold the office of Director);

-	Communication with shareholders;

-	Deliberation of remuneration payable to management;

-	Supervision of major capital expenditures and corporate M&A;

-	Supervision of accounting and financial reporting systems;

-	Supervision of risk management and financial controls;

-	Supervision of compliance with laws and ethics rules; and

-	Supervision of effectiveness of corporate governance.

„	Notwithstanding the provisions of paragraph (2) above, the authority to appoint or dismiss managers (“jibaein” in Korean) and establish, move or close branches, which is reserved for the board of directors under Article 393(1) of the KCC, shall be delegated to the CEO of the Bank; provided that the foregoing shall not apply to the establishment or closure of foreign branches.

(2)	Disclosure of Personal Information of Director Candidates and Shareholder Recommendation before the General Shareholders’ Meeting

-	The Bank is unlisted corporation and does not provide separate disclosure on convening shareholders’ meetings in daily newspapers.

-	For outside director candidates, the committee for recommending outside directors candidates makes a recommendation, and the details of the outside director candidate recommendation are disclosed before the date of dispatch of the notice of the general shareholders’ meeting.

(3)	Establishment and Composition of the Committee on Recommendation of Outside Director Candidates

(As of June 30, 2014)

Name	Outside Director	Remarks
Soon-Woo Lee[1]	X

*       The management committee performs the role of the committee for recommending outside directors candidates

*       The number of outside directors of the Bank must consist of a majority of the total number of directors (at least three). The current board of directors adheres to such rule.

[Bank articles of incorporation, Article 28 (Number of Directors)]

Sang-Keun Oh	O
Kang-Shik Choi	O
Seong-Yeol Lim	O
Min Chang	O

1.	Standing director

(4)	Outside Directors

Name	Major Work Experience		Relationship with Largest Shareholder	Participation in Internal/External Training	Remarks
	Academic Background	Work Experience
Sang-Keun Oh	1975. Kyeongbuk High School 1979. Sungkyunkwan University, Economics Dept. 1981. Seoul National University, Economics Dept., Masters 1991. University of Wisconsin at Madison, Economics Ph.D.	1993. Donga University, Economics Dept., Assistant Professor 2000. Donga University, Economics Dept., Associate Professor 2001. Korea Economics Society, Director 1998. Donga University, Economics Dept., Professor (Current)	Not applicable	—
Kang-Shik Choi	1979. Cheonggu High School 1984. Yonsei University, Economics Dept. 1986. Yonsei University, Economics Dept., Masters 1993. Yale University, Economics Ph.D.	1999. Myungji University, Knowledge and Information Dept. Head 2002. Yonsei University, Economics Associate Professor 2011. Korea Economics Society, Director 2006. Yonsei University, Economics Professor (current)	Not applicable	—
Seong-Yeol Lim	1982. Osan High School 1986. Seoul National University, Dept. of Economics 1988. Seoul National University, Public Administration Dept., Masters	2008. Korea Deposit Insurance Corporation, Fund Management, Head 2013. Korea Deposit Insurance Corporation, Risk Management, General Manager 2013. Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager	Not applicable[3]	—
Min Chang	1983. Kyeongbuk High School 1988. Seoul National University, Economics Dept. 1997. Michigan State University, Economics Ph.D.	2007. Bank of Korea, Policy Planning Bureau, Policy Coordination Division, Deputy Head 2011. Financial Services Commission, Advisor to the Chairman 2012. Korea Institute of Finance, Research and Coordination, Director	Not applicable	—

1.	As of June 30, 2014.
2.	On March 20, 2014, outside director Yong-Gun Lee retired.
On March 20, 2014, outside director Gwi-Nam Lee retired.
On March 20, 2014, outside director Gwan-Hee Yoo retired.
On March 20, 2014, outside director Jung-Shik Kim retired.
On March 20, 2014, outside director Sang-Keun Oh was newly appointed.
On March 20, 2014, outside director Kang-Shik Choi was newly appointed.
3.	Director Seong-Yeol Lim is not related to the major shareholder of the Bank (i.e., the Company) but is an employee of the KDIC.

B.	Major Resolutions

(1)	Main Provisions of the Board of Directors’ Operating Regulations

o	Detailed guidelines regarding operations of the board of directors shall be separately established as “Detailed Rules on the Operations of the Board of Directors.”

o	The purpose of the Detailed Rules on the Operations of the Board of Directors is to specify the matters delegated pursuant to the Board of Directors regulations and matters necessary for such implementation as well as matters necessary for the operation of the board of directors.

o	The Secretariat of the board of directors shall support the board of directors and each committee by ensuring that meetings are conducted efficiently and conducing other matters as instructed.

-	Assess the appropriateness and effectiveness of the governance structure, present recommendations for improvement

-	Recommend schedule and agenda for meetings of the general shareholders, board of directors and each committee

-	Provide advice on the composition of the board of directors and prepare database on candidates for directors

-	Provide information on the governance structure to the chairman of the board of directors, President of the Bank and directors

-	Provide working level support for convening and proceeding meetings

-	Record meeting minutes for each board of directors and committee meeting

-	Process other matters instructed by the board of directors and each committee

(2)	Description of Major Activities of the Board of Directors

Round	Date of Meeting	Agenda	Resolution	Unanimity	Type
1	1.23.2014	Payment of bonus to retired executives (proposed)	Passed	Unanimous	Resolution
		Third extension of Bond Market Stabilization Fund (proposed)	Passed	Unanimous	Resolution
		Report on acquisition of shares of Indonesia’s Saudara Bank			Report
		2013 financial performance report			Report
2	2.4.2014	Approval of credit grant to Woori Investment & Securities	Passed	Unanimous	Resolution
		Approval of credit grant to Woori Card	Passed	Unanimous	Resolution
		Approval of credit grant to the KDIC	Passed	Unanimous	Resolution
		Summary report on status of change in NPLs			Report
		Comprehensive report on major loans			Report
		Report on progress of provision and usage of customer information among subsidiaries			Report
		Ex post report on contribution to Korea Social Investment			Report
		Report on activities of each committee			Report
3	2.5.2014	Approval of FY 2013 financial statements	Passed	Unanimous	Resolution
4	2.28.2014	Change in FY 2013 financial statements	Passed	Unanimous	Resolution
		Holding of general shareholders’ meeting for FY 2013	Passed	Unanimous	Resolution
		Limit on compensation of directors (proposed)	Passed	Unanimous	Resolution
		Evaluation of performance of committees	Passed	Unanimous	Resolution
		Report on contributions to non-profit entities of outside directors			Report
5	3.13.2014	Extension of outsourcing contract for IT operations (proposed)	Passed	Unanimous	Resolution
		Capital increase for Woori Investment Services	Passed	Unanimous	Resolution
		Amendment to articles of incorporation (proposed)	Passed	Unanimous	Resolution
		Addition of agenda for general shareholders’ meeting for FY 2013	Passed	Unanimous	Resolution
		Issuance of foreign currency contingent convertible bonds currency for capital expansion (proposed)	Passed	Unanimous	Resolution
		Report on results of internal control system assessment for 2013			Report
		Report on results of inspection of money laundering prevention efforts			Report
		Results on review of 2013 internal accounting management system and audit committee’s evaluation report			Report
		Report on audit progress and performance for 2013			Report
		Report on results of evaluation of internal accounting management system for 2H 2013			Report
		Report on dismissal of head of marketing division			Report
		Report on results of review of 2013 MOU implementation (3Q)			Report
		Report on agreements made by labor management council for 1Q 2014			Report

Round	Date of Meeting	Agenda	Resolution	Unanimity	Type
6	3.20.2014	Confirmation of director candidates	Passed	Unanimous	Resolution
7	3.20.2014

Appointment of chairman of board of directors, etc.

Appointment of chairman of board of directors

Order of delegation of duties upon the absence of the chairman

Appointment of members and chairman of management committee

Appointment of members and chairman of risk management committee

Appointment of members and chairman of compensation committee

			Passed	Unanimous	Resolution
		Appointment of deputy president of Bank	Passed	Unanimous	Resolution
		Appointment of non-outside director members of audit committee	Passed	Unanimous	Resolution
		Expected hours of activity of outside directors in 2014 (proposed)	Passed	Unanimous	Resolution
		Report on contributions to non-profit entities of outside directors		Unanimous	Report
8	4.11.2014	Report on conduct of miscellaneous business – loan mediation service between corporations and lenders	Passed	Unanimous	Resolution
		Report on incidental business – acting as sales agent for selling of Korea Housing Guarantee’s individual guarantee products	Passed	Unanimous	Resolution
		Report on appointment of executive vice president of Bank			Report
		Report on appointment of managing director and head of marketing division			Report
		Report on change in debt sales contract regarding China’s Huapu Building			Report
9	4.25.2014	Woori Card’s execution of contract to revise “Agreement on Settlement of Card Payments”	Passed	Unanimous	Resolution
		Approval of miscellaneous business – service to calculate K-IFRS employee salary liabilities	Passed	Unanimous	Resolution
		Partial revision of customer information provision and usage guidelines	Passed	Unanimous	Resolution
		Opening of Dubai Branch	Passed	Unanimous	Resolution
		Acquisition of Cambodian Company Microfinance	Passed	Unanimous	Resolution
		Report on financial performance for 1Q 2014			Report
		Trends in and strategies for the restructuring of Basel global regulations			Report
		Solicitation of City of Seoul fund and execution of contract			Report
		Summary report of status of change in NPLs			Report
		General report on major loans			Report
		Report on provision and usage of customer information among subsidiaries			Report
		Report on each committee’s activities			Report

Round	Date of Meeting	Agenda	Resolution	Unanimity	Type
10	5.23.2014	2014 criteria for performance evaluation and compensation of certain members of management	Passed	Unanimous	Resolution
		Plan for issuance of the Bank’s bonds	Passed	Unanimous	Resolution
		Revision of board of directors regulations	Passed	Unanimous	Resolution
		Report on results of review of MOU implementation for 4Q 2013			Report
		Report on contribution to non-profit entities of outside directors			Report
11	6.26.2014	Performance evaluation and compensation of executive standing directors for 2013	Passed	Unanimous	Resolution
		Approval of credit grant to Woori Investment Bank	Passed	Unanimous	Resolution
		Approval of credit grant to the KDIC	Passed	Unanimous	Resolution
		Approval of subsidiary transactions relating to global standard system	Passed	Unanimous	Resolution
		Report on major issues regarding merger with Saudara Bank			Report
		Report on contribution to non-profit entities of outside directors			Report
12	7.17.2014	Lease of office of Woori Finance Research Institute	Passed	Unanimous	Resolution
		Comprehensive approval of transactions among subsidiaries relating to Woori Investment Bank	Passed	Unanimous	Resolution
		Increase in deposit transaction limit with holding company, etc. (proposed)	Passed	Unanimous	Resolution
		Report on change in debt sales contract regarding China’s Huapu Building			Report
		Report on appointment of head of marketing division			Report
13	7.28.2014	Approval of merger contract between the Company and the Bank	Passed	Unanimous	Resolution
		Listing of Woori Bank on KRX KOSPI Market and NYSE	Passed	Unanimous	Resolution
		Report on financial performance of 1H 2014			Report
14	8.25.2014	Holding of first extraordinary general shareholders’ meeting of 2014	Passed	Unanimous	Resolution
		Credit grant to Woori Finance Cambodia (proposed)	Passed	Unanimous	Resolution
		Report on summary of changes in NPLs			Report
		Comprehensive report on major loans			Report
		Report on progress in provision and usage of customer information among subsidiaries			Report
		Report on results of evaluation of operating internal accounting management system for 1H 2014			Report
		Report on activities of each committee			Report

(3)	Major Activities of Outside Directors at Meetings of the Board of Directors

Round	Date	Attendance			Remarks
		Standing Director	Outside Director	Total
2014-1	1.23.2014	3(3)	6(6)	9(9)
2014-2	2.4.2014	3(3)	6(6)	9(9)
2014-3	2.5.2014	3(3)	5(6)	8(9)	Director Seong-Yeol Lim not in attendance
2014-4	2.28.2014	3(3)	6(6)	9(9)
2014-5	3.13.2014	3(3)	6(6)	9(9)
2014-6	3.20.2014	3(3)	6(6)	9(9)
2014-7	3.20.2014	3(3)	4(4)	7(7)
2014-8	4.11.2014	3(3)	4(4)	7(7)
2014-9	4.25.2014	3(3)	4(4)	7(7)
2014-10	5.23.2014	3(3)	4(4)	7(7)
2014-11	6.26.2014	3(3)	4(4)	7(7)
2014-12	7.17.2014	3(3)	4(4)	7(7)
2014-13	7.28.2014	3(3)	4(4)	7(7)
2014-14	8.25.2014	3(3)	4(4)	7(7)

C.	Committees of the Board of Directors

(1)	Name, Members, Basis of Formation and Purpose by Committee

(1.1.2014 ~ 3.19.2014)

Name of Committee	Composition	Names of Members	Purpose and Authority	Remarks
Board of director management committee	One standing director, six outside directors

Soon-Woo Lee
(standing director)

Yong-Geun Lee
(outside director)

Gui-Nam Lee
(outside director)

Guan-Hee Yoo
(outside director)

Jung-Shik Kim
(outside director)

Seong-Yeol Lim
(outside director)

Min Chang
(outside director)

o       Purpose

-        Actively support activities of the board of directors by generally analyzing and reviewing matters regarding the functions and operations of the board of directors.

-        Establish and review plans of management succession and training.

-        Perform the role of the committee for recommending outside directors candidates as set forth in Article 22-3 of the Banking Act and be deemed a committee pursuant to the same Act.

o       Authority

-        Establish annual plans with respect to meetings of the board of directors and committees and their operations and evaluate the performance of the board of directors.

-        Evaluate and recommend outside director candidates.

-        Consent to the appointment and dismissal of the heads of supporting organizations (secretariat) of the board of directors.

-        Establish and reform the detailed management rules of the board of directors.

Name of Committee	Composition	Names of Members	Purpose and Authority	Remarks
Risk management committee	One standing director, three outside directors	Yang-Jin Kim (standing director) Yong-Geun Lee (outside director) Gui-Nam Lee (outside director) Jung-Shik Kim (outside director)

o       Purpose

-        Regulate matters regarding the composition and operation of the risk management committee as set forth in the articles of incorporation.

-        Decide on risk policies and risk strategies in response to changes in the financial environment, and comprehensively manage risks in banking management to maximize the value of the bank.

o       Resolution items

-        Establishment of risk management strategies and basic policies in compliance with such management strategies.

-        Determination of acceptable risk exposure levels.

-        Approve appropriate limits of investment loss.

-        Allocating risk capital to each business division.

-        Approve establishment of and significant changes in matters regarding credit evaluations, procedures for estimation and operational risk assumptions.

-        Reform regulations of the risk management council, credit council, and risk management (notwithstanding such, matters approved by the board of directors and amendments to the regulations related to structural changes shall be authorized by the risk management council).

o       Report matters

-        Status of risk management operations for each sector.

-        Resolutions of the risk management council.

-        Verification results of the appropriateness of credit evaluations and estimation procedures.

Compensation committee	One standing director, three outside directors	Yang-Jin Kim (standing director) Jung-Shik Kim (outside director) Yong-Geun Lee (outside director) Seong-Yeol Lim (outside director)

o       Purpose

-        Monitor the structure and operation of the performance-based compensation system.

-        Independently establish and manage compensation policies.

o       Authority

-        Determine employees, including management, entitled to compensation.

-        Evaluate the performance of executive officers and offer appropriate compensation.

-        Apply the performance-based compensation system to persons other than executive officers.

-        Review performance-based compensation and annual bonus.

Committee for recommending audit committee member candidates	Six outside directors	Yong-Geun Lee (outside director) Gui-Nam Lee (outside director) Guan-Hee Yoo (outside director) Jung-Shik Kim (outside director) Seong-Yeol Lim (outside director) Min Chang (outside director)	o Purpose and Authority - Recommend candidates for members of the audit committee.

(3.20.2014 ~ Date of Submission of This Securities Registration Statement)

Name of Committee	Composition	Names of Members	Purpose and Authority	Remarks
Board of directors management committee	One standing director, four outside directors	Soon-Woo Lee (standing director) Sang-Keun Oh (outside director) Seong-Yeol Lim (outside director) Kang-Shik Choi (outside director) Min Chang (outside director)

o       Purpose

-        Actively support activities of the board of directors by generally analyzing and reviewing matters regarding the functions and operations of the board of directors.

-        Establish and review plans of management succession and training.

-        Perform the role of the committee for recommending outside directors candidates as set forth in Article 22-3 of the Banking Act and be deemed a committee pursuant to the same Act.

o       Authority

-        Establish annual plans with respect to meetings of the board of directors and committees and their operations and evaluate the performance of the board of directors.

-        Evaluate and recommend outside director candidates.

-        Consent to the appointment and dismissal of the heads of supporting organizations (secretariat) of the board of directors.

-        Establish and reform the detailed management rules of the board of directors.

Risk management committee	One standing director, three outside directors	Dong-Gun Lee (standing director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Min Chang (outside director)

o       Purpose

-        Regulate matters regarding the composition and operation of the risk management committee as set forth in the articles of incorporation.

-        Decide on risk policies and risk strategies in response to changes in the financial environment, and comprehensively manage risks in banking management to maximize the value of the bank.

o       Resolution items

-        Establishment of risk management strategies and basic policies in compliance with such management strategies.

-        Determination of acceptable risk exposure levels.

-        Approve appropriate limits of investment loss.

-        Allocating risk capital to each business division.

-        Approve establishment of and significant changes in matters regarding credit evaluations, procedures for estimation and operational risk assumptions.

-        Reform regulations of the risk management council, credit council, and risk management (notwithstanding such, matters approved by the board of directors and amendments to the regulations related to structural changes shall be authorized by the risk management council).

o       Report matters

-        Status of risk management operations for each sector.

-        Resolutions of the risk management council.

-        Verification results of the appropriateness of credit evaluations and estimation procedures.

Name of Committee	Composition	Names of Members	Purpose and Authority	Remarks
Compensation committee	Four outside directors	Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Seong-Yeol Lim (outside director) Min Chang (outside director)

o       Purpose

-        Monitor the structure and operation of the performance-based compensation system.

-        Independently establish and manage compensation policies.

o       Authority

-        Determine employees, including management, entitled to compensation.

-        Evaluate the performance of executive officers and offer appropriate compensation.

-        Apply the performance-based compensation system to persons other than executive officers.

-        Review performance-based compensation and annual bonus.

Committee for recommending audit committee member candidates	Four outside directors	Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Seong-Yeol Lim (outside director) Min Chang (outside director)	o Purpose and Authority - Recommend candidates for members of the audit committee.

(2)	Description of Major Activities of the Committees of the Board of Directors

-	Board of Directors Management Committee

Name of Committee	Date of Meeting	Agenda	Resolution	Names of Outside Directors
				Yong-Geun Lee (Attendance rate:100%)	Gui-Nam Lee (Attendance rate:100%)	Guan-Hee Yoo (Attendance rate:100%)	Jung-Shik Kim (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:100%)
Approval
Board of directors management committee	1.23.2014	Management planning of the board of directors and sub-committees for 2014 (proposed)	Passed	Yes	Yes	Yes	Yes	N/A (newly appointed)	N/A (newly appointed)	Yes	Yes
	2.28.2014	Evaluation of performance of the board of directors	Passed	Yes	Yes	Yes	Yes			Yes	Yes
	3.20.2014	Recommendation of a candidate for outside director (Sang-Keun Oh )	Passed	Yes	Yes	Yes	Yes			Yes	Yes
		Recommendation of a candidate for outside director (Kang-Shik Choi )	Passed	Yes	Yes	Yes	Yes			Yes	Yes
	3.20.2014	Establishment of order of delegation of duties upon the absence of the chairman	Passed	N/A (resigned)	N/A (resigned)	N/A (resigned)	N/A (resigned)	Yes	Yes	Yes	Yes
	7.28.2014	Recommendation of a candidate for outside director	Passed					Yes	Yes	Yes	Yes

-	Risk Management Committee

Name of Committee	Date of Meeting	Agenda	Resolution	Names of Outside Directors
				Yong-Geun Lee (Attendance rate:100%)	Gui-Nam Lee (Attendance rate:100%)	Jung-Shik Kim (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Min Chang (Attendance rate:100%)
Approval
Risk management committee	1.23.2014 (2014-1)	Resolution items - Change in credit evaluation model of large corporations/external audits/non-external audits (proposed)	Passed	Yes	Yes	Yes	N/A (newly appointed)	N/A (newly appointed)	N/A (newly appointed)
		Discussionitems - Third extension of Bond Market Stabilization Fund (proposed)	Passed original proposal	Yes	Yes	Yes
	2.4.2014 (2014-2)	Resolution items - Change in the credit evaluation model of medium-sized corporations/small-sized corporations (proposed)	Passed	Yes	Yes	Yes
		- Partial change of factors measuring credit risk (proposed)	Passed	Yes	Yes	Yes
Report items - Report status of 4Q 2013 loan supervision - Report status of 4Q 2013 risk management for each sector - Report 4Q 2013 meeting results of the Risk Management Council

Name of Committee	Date of Meeting	Agenda	Resolution	Names of Outside Directors
				Yong-Geun Lee (Attendance rate:100%)	Gui-Nam Lee (Attendance rate:100%)	Jung-Shik Kim (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Min Chang (Attendance rate:100%)
Approval
	3.13.2014 (2014-3)	Resolution items - Issuance of foreign currency contingent capital securities for capital expansion (proposed)	Passed	Yes	Yes	Yes
		- Change in definition of bankruptcy in accordance with the Detailed Regulations on Banking Supervision (proposed)	Passed	Yes	Yes	Yes
Report items - Report risk analysis results (as of December 30, 2013)
	3.20.2014 (2014-4)	Resolution items - Establishment of order of delegation of duties upon the absence of the chairman (proposed)	Passed	N/A (resigned)	N/A (resigned)	N/A (resigned)	Yes	Yes	Yes
	4.26.2014 (2014-5)	Discussion items - Acquisition of Cambodian Microfinance company (proposed)	Passed original proposal				Yes	Yes	Yes
Report items - Report status of 1Q 2014 loan supervision - Report status of 1Q 2014 risk management for each sector - Report 1Q 2014 meeting results of the risk management council
	5.30.2014 (2014-6)	Resolution items - Change in classification and final authority of approval system (proposed)	Passed				Yes	Yes	Yes
	7.28.2014 (2014-7)	Resolution items - Merger between the Company and the Bank (proposed)	Passed				Yes	Yes	Yes
	8.25.2014 (2014-8)	Report items - Report status of 2Q 2014 loan supervision - Report status of 2Q 2014 risk management for each sector - Report 2Q 2014 meeting results of the risk management council

-	Compensation Committee

Name of Committee	Date of Meeting	Agenda	Resolution	Names of Outside Directors
				Jung-Shik Kim (Attendance rate:-%)	Yong-Geun Lee (Attendance rate:-%)	Sang-Keun Oh (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:100%)
Approval
Compensation Committee	3.20.2014 (2014-1)	Establishment of order of delegation of duties upon the absence of the chairman (proposed)	Passed	N/A (resigned)	N/A (resigned)	Yes	Yes	Yes	Yes
	4.25.2014 (2014-2)	2013 performance-based compensation and annual compensation	Report item
	5.23.2014 (2014-3)	2014 performance evaluation and compensation standard review for management and certain employees (proposed)	Passed			Yes	Yes	Yes	Yes
	6.26.2014 (2014-4)	2013 performance evaluation and compensation standard review for standing directors and executive officers (proposed)	Passed			Yes	Yes	Yes	Yes

-	Committee For Recommending Audit Committee Member Candidates

Name of Committee	Date of Meeting	Agenda	Resolution	Names of Outside Directors
				Yong-Geun Lee (Attendance rate:100%)	Gui-Nam Lee (Attendance rate:100%)	Guan-Hee Yoo (Attendance rate:100%)	Jung-Shik Kim (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:100%)
Approval
Committee for recommending audit committee member candidates	3.20.2014	Recommend outside director audit committee members	Passed	Yes	Yes	Yes	Yes	N/A (newly appointed)	N/A (newly appointed)	Yes	Yes
		Recommend non-outside director audit committee members	Passed	Yes	Yes	Yes	Yes			Yes	Yes
	3.20.2014	Appoint chairman of the committee for recommending audit committee member candidates	Passed	N/A (resigned)	N/A (resigned)	N/A (resigned)	N/A (resigned)	Yes	Yes	Yes	Yes
	7.28.2014	Recommend outside director audit committee members	Passed					Yes	Yes	Yes	Yes

D.	Independence of Directors

-	Outside directors are appointed at the general shareholders’ meeting upon recommendation from the committee for recommending outside directors candidates and approval of the board of directors. The articles of incorporation prescribe the number of outside directors to be at least three, a majority of the total number of directors, to guarantee the independence of directors.

E.	Expertise of Outside Directors

-	Persons appointed as outside directors possess specialized knowledge or work experience in finance, economics, business administration, law, accounting or mass media.

2.	Matters Relating to the Audit System

A.	Biographical Information of Audit Committee Members and Outside Director Status

Name	Major Experience	Status
Kang-Shik Choi

(Education)

1979. (Daegu) Cheonggu High School

1984. Yonsei University, B.A. in Economics

1986. Yonsei University, M.A. in Economics

1993. Yale University, Ph.D. in Economics

(Work Experience)

2002. Yonsei University, Professor in Economics (current)

2011. Korea Economics Society, Director (current)

Outside director
Seong-Yeol Lim

(Education)

1982. Osan High School

1986. Seoul National University, B.A. in Economics

1988. Seoul National University, M.A. in Public Administration

(Work Experience)

2009. KDIC Head of Fund Management Division

2010. KDIC Head of Financial Analysis and Strategy Department

2011. KDIC Head of Insurance Policy Department

2013. KDIC Head of Risk Management Department

2013. KDIC Head of Planning Coordination Department (current)

Outside director
Min Chang

(Education)

1983. Kyeongbuk High School

1988. Seoul National University, B.A. in Economics

1997. Michigan State University, Ph.D. in Economics

(Work Experience)

1999. Bank of Korea, Investigation Bureau, Currency Analysis Team, Manager

2007. Bank of Korea, Policy Planning Bureau, Policy Coordination Team, Deputy Head

2009. Korea Institute of Finance, Head of Macroeconomic Research Office

2013. Korea Institute of Finance, Head of Research and Coordination Office

Outside director
Yong-Woo Kim

(Education)

1975. Jeonju High School

1980. Yonsei University, B.A. in Economics

1997. Syracuse University, M.A. in Public Administration

(Work Experience)

1980. Ministry of Government Administration

1998. The Board of Audit and Inspection of Korea (“BAI”) Daejeon Office, Administration Manager

2001. BAI Planning and Management Office, Planning Officer

2002. BAI 3rd Department, Manager 1

2005. BAI Construction and Logistics Inspection Bureau, Director

2007. BAI Social Welfare Inspection Bureau, Director

2009. BAI Audit Research Center, Director

2010. BAI 2nd Deputy Executive Director

2011. Woori Bank, Standing Auditor (current)

Standing audit committee member

1.	As of June 30, 2014.
2.	Mr. Guan-Hee Yoo, outside director, retired on March 20, 2014.

Mr. Kang-Shik Choi, was newly appointed as an outside director on March 20, 2014.

B.	Independence of Audit Committee Members

(1)	Organization of the Audit Committee and Appointment of Members

Audit committee members that are outside directors are recommended by the committee for recommending audit committee member candidates. Audit committee members are appointed upon resolution of the general meeting of shareholders, and the chairman of the audit committee is chosen from among members that are outside directors, upon resolution of the audit committee. With respect to the resolution of the general meeting of shareholders appointing audit committee members, shareholders holding more than 3% of the total voting shares issued may not exercise their voting rights for the shares that exceed such amount. The audit committee consists of at least three directors, and at least 2/3 of all members must be outside directors. There shall be at least one member that is not an outside director (a full-time member).

(2)	Resolutions of the Audit Committee

Resolutions of the audit committee are passed upon the attendance of a majority of the listed members as well as the majority vote of the members in attendance, notwithstanding cases set forth in the related laws. Members with special interest in an item of the audit committee’s agenda may not exercise voting rights with respect to such item, and the number of votes which are restricted from being exercised shall not be included in the calculation of votes of the members in attendance.

(3)	Obligations of the Audit Committee and the Principle of Independence

The audit committee must conduct its audits fairly and its duties must be conducted based on facts and evidence pursuant to the related laws. The audit committee must have sufficient records and evidence with respect to the audited matters. Moreover, the audit committee must conduct its duties independent from resolutions of the board of directors and the head division of each business.

C.	Description of Major Activities of the Audit Committee

Round	Date of Meeting	Agenda	Resolution	Type
2014-1	2.4.2014	Report of 2013 internal control system evaluation results		Discussion
		Report of inspection results of money laundering prevention efforts		Discussion
		Report of revision of mid-term sector inspection plans for the head office and 2013 plans for sectors inspection of the head office		Report
		Report of evaluation of the internal accounting management system for the second half of 2013		Report
		Report of results of independent third party review of the Basel II risk model validation		Report
		Report of audit activities in November 2013 and December 2013		Report
2014-2	3.5.2014	Submission of 2013 audit committee’s audit report	Passed	Resolution
		Report of results of 2013 internal accounting management system and audit committee evaluation		Discussion
		Report of results of 4Q 2013 compliance activities		Discussion
		Submission of 2013 business report (audit related part)		Discussion
		Report of results of outside auditor audit of 2013 financial statements		Report
		Report of feedback on 4Q 2013 audit opinion		Report
		Report of performance of 2013 audit activities		Report
2014-3	3.13.2014	Appointment of outside auditor for FY 2014 (proposed)	Passed	Resolution
		Appointment of accounting auditor of trust assets for FY 2014 (proposed)	Passed	Resolution
		Evaluation of audit activities by outside auditor for FY 2013		Discussion
		Tax adjustment and appointment of advisor for FY 2014 (proposed)		Discussion
2014-4	3.20.2014	Resolution on agenda of the general shareholders’ meeting	Passed	Resolution
2014-5	3.20.2014	Appointment of the chairman of the audit committee	Passed	Resolution
		Establishment of order of delegation of duties upon the absence of the chairman of the audit committee	Passed	Resolution
2014-6	4.25.2014	Report of 2014 accounting and tax advisor’s advisory plan		Report
		Report of performance of audit activities in January 2014 and February 2014		Report
2014-7	5.23.2014	Report of 4Q 2013 compliance monitoring activities		Discussion
		2014 audit plan for the Bank		Report
		Report of results of outside auditor review of 1Q 2014 financial statements		Report
		Report of feedback on 1Q 2014 audit opinion		Report
		Report of performance of audit activities in March 2014 and April 2014		Report
		Report of implementation of audit committee instructions for the second half of 2013		Report
2014-8	7.8.2014	Approval of appointment of department heads of audit support organizations	Passed	Resolution
2014-9	8.25.2014	Report of 2Q 2014 compliance monitoring activities		Discussion
		Report of evaluation of internal accounting management system for the first half of 2014		Report
		Report of outside auditor audit of 1H 2014 financial statements		Report
		Report of feedback on 2Q 2014 audit opinion		Report
		Report of performance of audit activities in May 2014 and June 2014		Report

3.	Matters Relating to the Exercise of Voting Rights

A.	Voting System

(1)	Adoption of the Concentrated Voting System

Applicable (adoption assumed if there are no exclusion provisions in the articles of incorporation).

(2)	Adoption of Voting System by Paper Ballots or Electronic Method

Paper ballot system

-	Articles of Incorporation

Article 25-2 (Exercise of Voting Rights in Writing)

	Any shareholder may, pursuant to a resolution of the board of directors, exercise such shareholder’s voting rights in writing without being present at a general meeting of shareholders.

‚	In the case of paragraph (1) above, the Bank shall attach, to the convening notice of the general meeting of shareholders, written forms and reference materials necessary for the exercise of voting rights in writing.

ƒ	Any shareholder who intends to exercise such shareholder’s voting rights in writing without being present at a general meeting of shareholders shall indicate the necessary information in the relevant written forms under paragraph (2) above and submit the completed written forms to the Bank at least one (1) day prior to the date of the general meeting of shareholders.

B.	Minority Shareholder Rights

-	Not applicable

C.	Competition for Management Control

-	Not applicable for the Public Disclosure Period

4.	Affiliated Companies, Etc.

A.	Status of Affiliated Companies

(1)	Name of Group: Woori Finance Group

(2)	Names of Affiliated Companies

See “I. Company Overview – F. Total Number, Names and Listing Status of Affiliated Companies as of the date of submission of this Securities Registration Statement.”

(3)	Organization of Affiliated Companies

(4)	Name of company and description, if there are companies among affiliates that have a direct or indirect influence on the business administration of the company

-	The Company: Largest shareholder of the Bank (equity ownership 100%)

(5)	Executives that have concurrent positions at the company and its affiliates

Name	Company	Position	Date of Concurrent Position	Standing / Non-standing
Soon-Woo Lee	The Bank	President	6.14.2013	Standing
	The Company	Chairman		Standing
Sang-Keun Oh	The Bank	Outside director	3.21.2014	Non-standing
	The Company	Outside director		Non-standing
Kang-Shik Choi	The Bank	Outside director	3.21.2014	Non-standing
	The Company	Outside director		Non-standing
Seong-Yeol Lim	The Bank	Outside director	3.21.2014	Non-standing
	The Company	Outside director		Non-standing
Min Chang	The Bank	Outside director	3.21.2014	Non-standing
	The Company	Outside director		Non-standing
Dong-Gun Lee	The Bank	Deputy president	6.3.2014	Standing
	The Company	Executive vice president		Standing
Tae-Yong Park	The Bank	Head of global business division	1.14.2013	Standing
	ZAO Woori Bank	Chairman of board of directors		Non-standing

1.	As of June 30, 2014.

B.	Investments in Other Entities

(Unit: 1,000 Shares, KRW millions, thousands of other currencies, %)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
(Preferred) Humphreys SLQ One Co., Ltd. (Unlisted)	9.10.2010	Investment	310	62	—	322	—	—	6	62	—	328	79,818	(1,758)	Preferred stock
Humphreys SLQ One Co., Ltd. (Unlisted)	9.10.2010	Investment	201	40	14.41	208	—	—	(17)	40	14.41	191	79,818	(1,758)	Common stock
Star A&D Co., Ltd. (Formerly) Tuna D&C. (Unlisted)	6.28.2005	Investment	8	2	15.00	—	—	—	—	2	15.00	—	5,351	(1,571)
Hanwoori World Resort (Amount of Contribution) (Unlisted)	10.24.2008	Investment	600	120	11.11	—	—	—	—	120	10.17		110,969	(5,951)	Difficult to obtain financial information since investment reduction in 2009
Gaya Railroad (Unlisted)	11.19.2007	Investment	5,227	1,066	8.45	4,428	5	24	182	1,071	8.45	4,634	413,919	(7,411)
Sky Land Co., Ltd. (Unlisted)	6.15.2006	Investment	250	50	5.00	—	—	—	—	50	5.00	—	557,315	(47,444)	Difficult to obtain financial information since investment reduction in 2009
New Airport Hiway (Unlisted)	12.29.2003	Investment	5,072	923	2.10	25,670	—	—	(4,055)	923	2.10	21,615	925,118	83,303
Altwon Development (Unlisted)	8.9.2006	Investment	250	50	5.00	—	—	—	—	50	5.00	—	38,553	(4,062)	Difficult to obtain financial information since investment reduction in 2013
Osan Development PFV (Unlisted)	2.23.2007	Investment	250	50	5.00	—	—	—	—	50	5.00	—	1,370	(24,129)	Data from 2011 closing accounts
Ulsan Green Co., Ltd. (Unlisted)	11.30.2009	Investment	1,954	391	11.00	1,985	—	—	(25)	391	11.00	1,960	108,549	(4,261)
Central Logistics (Unlisted)	6.25.2008	Investment	4,029	806	8.85	4,883	(806)	(4,883)	—	—	—	—	132,581	(2,918)
Pangyo SD2 Co., Ltd. (Unlisted)	8.23.2007	Investment	15,400	1,680	14.00	20,340	—	—	(195)	1,680	14.00	20,145	192,844	4,305
Pyungtaek Water (Unlisted)	12.21.2005	Investment	488	98	7.00	449	—	—	(6)	98	7.00	443	20,662	199
Pohang Techno Valley PFV (Unlisted)	4.19.2011	Investment	2,100	420	7.00	2,322	—	—	(380)	420	7.00	1,942	14,691	6,138
Pureun Jangryang (Unlisted)	12.5.2007	Investment	971	194	15.00	988	—	—	2	194	15.00	990	21,123	949
Purun Jeju Jikimi (Unlisted)	9.28.2007	Investment	763	153	15.00	728	—	—	-26	153	15.00	702	47,044	(157)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Korea Integrated Freight Terminal (Unlisted)	4.9.2014	Investment	4,861	—	—	—	311	4,861	19	311	2.07	4,880	589,237	24,513
Almaty Korea Development (Unlisted)	11.15.2006	Investment	20	4	10.00	—	—	—	—	4	10.00	—	7,807	(5,054)	Difficult to obtain financial information since investment reduction in 2010
Korea BTL Infrastructure Fund (Unlisted)	5.24.2006	Capital contribution	577,185	128,859	100.00	648,604	—	927	—	128,859	100.00	649,531	633,554	7,951
Kocref 8 (Listed)	7.4.2006	Investment	3,000	600	6.52	2,217	—	—	(69)	600	6.52	2,148	63,996	725
Kocref 15 CR-REIT (Listed)	12.28.2009	Investment	9,100	1,820	14.68	7,189	—	—	(437)	1,820	14.68	6,752	117,106	(340)
Kumho E&C (Listed)	3.30.2010	Debt-equity swap	111,282	1,390	5.62	16,330	—	—	(2,154)	1,390	5.62	14,176	1,708,573	12,739
POSCO (Listed)	6.29.2010	Investment	433,428	872	1.00	284,665	—	—	(19,617)	872	1.00	265,048	84,455,407	1,369,450
Koramco Reits & Trust (AMC of CR-REITs) (Formerly KORAMCO) (Unlisted)	10.24.2001	Investment	1,308	244	12.20	11,075	—	—	3,455	244	12.20	14,530	163,550	20,426
Korea Infrastructure Fund (Unlisted)	12.16.1999	Investment	3,532	162	15.00	6,100	—	(1,973)	(402)	162	15.00	3,725	32,998	986
Korea Infra Asset Management (KDB Infra Asset Management) (Unlisted)	10.24.2003	Investment	990	198	9.90	4,143	—	—	308	198	9.90	4,451	20,220	3,784
Korea Infrastructure Fund No.2 (Unlisted)	7.8.2005	Investment	72,907	20,857	13.33	80,270	672	2,600	1,523	21,529	13.33	84,393	666,116	16,541
Insung Enpla Co., Ltd. (Unlisted)	3.17.2006	Investment	518	148	4.70	518	—	—	259	148	4.70	777	22,016	978
Kocref NPS CR-REIT 2 (Unlisted)	1.8.2007	Investment	30,000	6,000	13.30	41,058	—	—	(2,934)	6,000	13.30	38,124	611,855	15,623
Nano&Giga (Unlisted)	9.21.2001	Investment in venture business	510	170	8.95	—	—	—	—	170	8.95	—	—	—	Business closed
DSI Communication (Unlisted)	12.31.2002	Investment in venture business	—	50	10.00	—	—	—	—	50	10.00	—	—	—	Business closed
Rocozen (ONC Technology) (Unlisted)	12.27.2002	Investment in venture business	80	446	9.40	—	—	—	—	446	9.40	—	—	—	Business closed
Miraecity.com (Unlisted)	7.13.2001	Investment in venture business	450	227	5.05	—	—	—	—	227	5.05	—	—	—	Business closed
Midas Tech (Unlisted)	10.25.1999	Investment	222	188	5.05	—	—	—	—	188	5.05	—	—	—	Business closed
Artec Engineering (Unlisted)	12.31.2003	Investment in venture business	510	17	7.25	—	—	—	—	17	7.25	—	—	—	Business closed
H Information (Unlisted)	8.1.2003	Investment	84	100	5.00	—	—	—	—	100	5.00	—	—	—	Business closed
MS Electronic (Unlisted)	8.1.2003	Investment	—	233	8.92	—	—	—	—	233	8.92	—	—	—	Business closed
Oxycure (Unlisted)	5.22.2002	Investment in venture business	510	85	5.88	—	—	—	—	85	5.88	—	—	—	Business closed

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Joohong Information Communication (Unlisted)	8.1.2003	Investment	431	16	9.12	—	—	—	—	16	9.12	—	—	—	Business closed
Tomis (Unlisted)	12.27.2002	Investment in venture business	690	472	7.83	—	—	—	—	472	7.83	—	—	—	Business closed
Hyesung (Unlisted)	5.10.2002	Investment in venture business	500	50	7.69	—	—	—	—	50	7.69	—	—	—	Business closed
Dow Metal (Unlisted)	4.7.2006	Investment	1,500	150	5.40	—	—	—	—	150	5.40	—	—	—	Business closed
Kocref CR-REIT 11 (Unlisted)	6.7.2007	Investment	14,250	750	15.00	21,034	—	—	(84)	750	15.00	20,951	215,118	4,969
Kukje Trust (Unlisted)	8.23.2007	Investment	1,000	200	6.54	1,474	—	—	217	200	6.54	1,691	29,128	4,716
C9 Infinity CR Reit Co., Ltd. (Unlisted)	12.31.2007	Investment	5,000	1,000	14.02	4,847	—	—	(37)	1,000	14.02	4,810	74,605	(420)
Kocref REIT 14 (Unlisted)	1.18.2008	Investment	6,744	595	14.62	11,217	—	—	(327)	595	14.62	10,890	109,647	1,155
Unique P.F.V. Co.,Ltd. (Unlisted)	5.29.2009	Investment	250	50	5.00	—	—	—	—	50	5.00	—	2,476	(16,897)
Seoul Tourism Organization (Unlisted)	9.25.2009	Investment	1,000	200	4.81	748	—	—	(2)	200	4.81	746	14,945	(851)
Intellectual Discovery (Unlisted)	5.13.2011	Investment	1,000	200	2.23	935	—	—	65	200	2.23	1,000	48,125	(12,619)
PS AMC (Unlisted)	6.8.2011	Investment	335	67	8.37	1,526	—	—	(98)	67	8.37	1,428	8,441	1,079
Hyundai Commercial Co.,Ltd. (Unlisted)	11.17.2011	Investment	37,119	1,500	6.00	38,375	—	—	1,115	1,500	6.00	39,490	4,154,666	21,230
Vogo Private Equity Fund (Amount of Contribution) (Unlisted)	9.16.2005	Investment	39,763	—	13.82	33,963	—	—	(11,876)	—	13.82	22,087	150,481	(101,090)
GLOBAL STAR KOREA FUND,L.P. (Amount of Contribution) (Unlisted)	12.28.2005	Investment	7,996	—	10.50	405	—	—	—	—	10.50	405	1,368	(2,745)
Consus Investment Private Equity Investment No.3 (Amount of Contribution) (Unlisted)	2.24.2006	Investment	—	—	13.29	—	—	—	—	—	13.29	—	2,056	(81)
IBK-SKS Private Equity Fund No.1 (Amount of Contribution) (Unlisted)	11.8.2006	Investment	10	—	19.90	—	—	—	—	—	19.90	—	206	(16,104)
KTIC 22nd Concert Hall Investment Association (Amount of Contribution) (Unlisted)	5.4.2005	Investment	747	—	15.00	156	—	(45)	(47)	—	15.00	64	2,249	(886)
Renaissance Private Equity Fund No.1(Amount of Contribution) (Unlisted)	3.12.2007	Investment	5,114	—	8.30	2,900	—	—	(33)	—	8.30	2,867	32,161	(208)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Macquarie Opportunities (Amount of Contribution) (Unlisted)	12.8.2006	Investment	23,672	—	5.76	22,123	—	(334)	(146)	—	5.76	21,643	458,289	107,685
KTB Mezzanine Fund (Amount of Contribution) (Unlisted)	5.21.2007	Investment	2,677	—	14.30	1,421	—	(565)	(216)	—	14.30	640	10,280	(184)
Mirae Asset Partners Private Equity Fund No.4 (Amount of Contribution) (Unlisted)	5.25.2007	Investment	12,260	—	8.15	9,871	—	(274)	(905)	—	7.94	8,692	172,416	4,245
NH Agri-Best 1st Private Equity Fund (Amount of Contribution) (Unlisted)	9.21.2007	Investment	1,108	—	13.00	428	—	—	(58)	—	13.00	370	2,991	(39)
Binext Patent Fund (Amount of Contribution)(Unlisted)	10.5.2007	Investment	550	—	10.00	546	—	—	26	—	10.00	572	5,837	197
NV Equity Fund 1 (Formerly) Eugene Asset No.2 Private Equity Fund (Amount of Contribution) (Unlisted)	6.5.2008	Investment	1,600	—	4.42	912	—	(180)	(28)	—	4.42	704	42,377	32,639
STIC Co-investment Fund No.19 (Amount of Contribution) (Unlisted)	7.31.2008	Investment	3,544	—	6.30	4,093	—	(1,293)	1,256	—	6.30	4,056	56,217	5,973
Kamco No.5 Joint Investment SPC (Amount of Contribution) (Unlisted)	6.28.2010	Investment	3,854	—	3.70	4,827	—	—	1,371	—	3.70	6,198	59,221	(3,115)
KoFC Macquarie Growth Champ 2010 No.1 Private Equity Fund (Amount of Contribution) (Unlisted)	1.27.2011	Investment	29,766	—	5.45	29,600	—	—	371	—	5.45	29,971	546,198	24,946
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund (Amount of Contribution) (Unlisted)	1.27.2011	Investment	13,948	—	18.18	15,171	—	(291)	(934)	—	18.18	13,946	74,495	2,153
Kamco Joint Investment 10th SPC (Amount of Contribution) (Unlisted)	12.30.2010	Investment	25	—	13.24	1,914	—	—	374	—	13.24	2,288	25,622	(1,548)
Kamco Joint Investment 11th SPC (Amount of Contribution) (Unlisted)	3.30.2011	Investment	25	—	5.63	4,754	—	—	316	—	5.63	5,070	8,219	(27)
Vogo No. 2-2 Private Equity Fund (Amount of Contribution) (Unlisted)	3.22.2011	Investment	24,548	—	34.60	21,716	—	124	(1,490)	—	36.39	20,350	70,849	(72)
PGF Private Equity Fund (Amount of Contribution) (Unlisted)	4.27.2011	Investment	2,500	—	19.97	2,741	—	—	642	—	19.97	3,383	12,253	(1)
Jabez Private Equity Fund No.1 (Unlisted)	4.27.2011	Investment	29,077	—	15.15	29,077	—	—	1,396	—	15.15	30,473	191,947	73,587
Posco Woori EIG Global Private Equity Fund (Unlisted)	3.29.2012	Investment	9,000	—	5.40	8,394	—	—	(553)	—	5.40	7,841	163,404	(2,618)
Glenwood Private Equity Fund No.1 (Unlisted)	5.31.2012	Investment	4,500	—	19.31	4,021	—	—	288	—	19.31	4,309	22,875	(208)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year				Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets		Net Profit
							Quantity	Price
Woori Private Equity Fund (Unlisted)	7.20.2006	Investment	46,527	—	28.95	13,772	—	—	(884)	—	28.95	12,888		45,129		(12,000)
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (Unlisted)	2.11.2010	Investment	90,298	—	21.45	67,446	—	—	—	—	21.45	67,446		299,552		27,183
AREIF (Unlisted)	2.1.2006	Investment	13,111	—	4.00	14,546	—	(10,489)	(719)	—	4.00	3,338	EUR	552,185	(EUR	55,271)
MSREF V (Unlisted)	1.26.2006	Investment	17,483	—	0.60	4,065	—	—	(2,217)	—	0.60	1,848	USD	671,311	USD	172,434
MSREF VI (Unlisted)	10.11.2007	Investment	33,485	—	0.37	6,776	—	—	101	—	0.37	6,877	USD	2,095,208	USD	202,144
SQUADRON ASIA PACIFIC FUND (Unlisted)	8.28.2007	Investment	19,880	—	6.61	17,309	—	(257)	588	—	6.61	17,640	USD	265,696	USD	54,363
DLJIP III FUND (Unlisted)	10.9.2007	Investment	6,381	—	2.94	8,052	—	(272)	(938)	—	2.94	6,842	USD	360,348	USD	65,036
CHANG-HAN CORPERATION FUND (Unlisted)	10.16.2007	Investment	1,348	—	8.90	923	—	(1,024)	631	—	8.90	530	USD	10,682	USD	684
GLOBAL INFRAST RUCTURE PARTNERS (Unlisted)	10.18.2007	Investment	22,443	—	0.53	14,410	—	33	1,612	—	0.53	16,055	USD	1,685,407	USD	408,517
CREED REAL ESTATE PARTNERS (Unlisted)	3.21.2007	Investment	25,417	—	3.70	3,604	—	(2,482)	733	—	3.70	1,855	JPY	14,489,000	JPY	545,000
Better Way Group Co (Unlisted)	5.21.2008	Investment	22,854	—	7.40	21,493	—	(15,891)	6,713	—	7.40	12,315	SGD	977,030	(SGD	76,344)
SAMT (Listed)	10.8.2010	Debt-equity swap	14,172	12,684	15.86	27,399	—	—	(1,459)	12,684	15.86	25,940		229,735		15,964
Jaeyoung Solutec (Listed)	12.24.2010	Debt-equity swap	442	833	2.62	1,129	—	—	(113)	833	2.62	1,016		148,571		(4,918)
Namkwang Engineering&Construction (Listed)	12.31.2012	Debt-equity swap	8,934	29	0.38	245	—	—	98	29	0.38	343		459,327		(46,063)
Daewoo Communication (Unlisted)	6.1.2000	Debt-equity swap	7,142	2,998	11.66	—	—	—	—	2,998	11.66	—		Liquidation
Namsan Restructuring No.1 (Unlisted)	4.28.2000	Debt-equity swap	25	5	50.00	25	—		—	5	50.00	25		39		(1)
Namsan Restructuring No.2 (Unlisted)	4.28.2000	Debt-equity swap	25	5	50.00	25	—		—	5	50.00	25		39		(1)
Korea Housing Guarantee (Unlisted)	6.11.1999	Debt-equity swap	4,261	1,752	0.27	12,051	—	—	2,232	1,752	0.27	14,283		5,768,670		199,170
Pantech Co., Ltd. (Unlisted)	7.23.2007	Debt-equity swap	16,625	26,121	4.95	12,799	—	—	(7,340)	26,121	4.95	5,459		710,711		(627,243)
Daehan Shipbuilding Co., Ltd. (Unlisted)	7.3.2009	Debt-equity swap	20,135	2,372	8.55	1,641	(2,372)	(217)	(1,424)	—	—	—		380,620		(65,916)
21C Shipbuilding (Unlisted)	7.28.2010	Debt-equity swap	923	180	20.44	—	—	—	—	180	20.44	—		Bankruptcy
Kumho Tire (Listed)	11.29.2010	Debt-equity swap	113,204	18,497	12.51	93,003	—	—	—	18,497	12.51	93,003		3,324,692		63,879
Chinhung International Inc. (Listed)	3.21.2012	Debt-equity swap	60,275	25,010	26.40	60,275	—	—	(22,260)	25,010	26.40	38,015		487,789		(72,429)
Global Marine Finance (Unlisted)	9.12.2006	Investment	1,000	200	12.50	880	—	—	75	200	12.50	955		7,812		592
Midan City Development (Unlisted)	7.12.2007	Investment	1,939	388	2.70	1,939	—	—	—	388	2.70	1,939		909,859		(27,748)
Dongja Project Financing Investment (Unlisted)	11.29.2007	Investment	250	50	5.00	—	—	—	—	50	5.00	—		209,529		(22,228)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year				Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets		Net Profit
							Quantity	Price
Pacific Investment Management (Unlisted)	9.20.2007	Investment	1,000	200	14.18	834	—	—	(41)	200	14.18	793		5,938		(271)
Seoul Light Tower Asset Management Co., Ltd. (Unlisted)	3.28.2014	Investment	5,792	—	—	—	1,158	5,792	(4,708)	1,158	5.76	1,084		18,824		(490)
North Asia Strategy Holdings Ltd. (Unlisted)	9.12.2006	Investment	HKD 8,187	10,623	0.80	434	(10,623)	(434)	—	—	—	—	HKD	2,044,700	(HKD	241,061)
Woori Global Markets Asia Ltd. (Unlisted)	7.26.2006	Investment	USD50,000	78,000	100.00	113,858	—	—	—	78,000	100.00	113,858		184,475		2,291
Woori Service Network Co.,Ltd. (Unlisted)	5.8.2005	Capital contribution	24	5	4.94	107	—	—	—	5	4.94	107		4,031		405
KED-rating (Unlisted)	1.12.2005	Capital contribution	1,500	1,241	8.96	10,219	—	—	(37)	1,241	8.96	10,182		105,080		6,841
Korea Credit Bureau (Unlisted)	2.15.2005	Capital contribution	3,600	144	7.20	2,215	—	—	—	144	7.20	2,215		63,572		5,205
UAMCO (Unlisted)	10.1.2009	NPL disposal	72,900	73	15.00	87,297	—	—	(6,280)	73	15.00	81,017		4,365,097		105,085
Kamco (Amount of Contribution) (Unlisted)	11.22.1997	NPL disposal	5,590	1,118	0.65	5,590	—	—	—	1,118	0.65	5,590		3,084,984		51,021
Kamco 1st Joint Investment SPC (Amount of Contribution) (Unlisted)	12.29.2009	NPL disposal	8,673	—	14.69	9,015	—	—	2,456	—	14.69	11,471		74,114		4,573	No voting rights
Kamco 1st Joint Investment SPC (Amount of Contribution) (Unlisted)	12.29.2009	NPL disposal	—	—	2.45	—	—	—	—	—	2.45	—		74,114		4,573	Has voting rights
Kamco Value Recreation 1st Securitization Specialty Co., Ltd. (Amount of Contribution) (Unlisted)	8.17.2009	NPL disposal	2	—	15.00	2	—	—	—	—	15.00	2		66,748		907
United PF 1st Corporate Financial Stability Private Equity Funds (Amount of Contribution) (Unlisted)	6.28.2011	NPL disposal	191,617	190	17.72	191,617	—	—	—	190	17.72	191,617		1,057,740		(15,591)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance				Increase (Decrease)			Closing Balance				Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percentage		Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage		Book Value	Total Assets	Net Profit
								Quantity	Price
Woori America Bank (Unlisted)	1.27.1984	Local subsidiary	202,371	24,500	100.00		202,371	—	—	—	24,500	100.00		202,371	1,163,804	25,520
P.T. Bank Woori Indonesia (Unlisted)	6.18.1992	Local subsidiary	123,120	2	95.18		123,120	—	—	—	2	95.18		123,120	633,437	16,259
Woori Bank China Ltd. (Unlisted)	11.12.2007	Local subsidiary	401,621	—	100.00		401,621	—	—	—	—	100.00		401,621	3,235,321	9,369
ZAO Woori Bank (Unlisted)	12.28.2007	Local subsidiary	20,196	58,000	100 -1 share	%	51,780	—	—	—	58,000	100 -1 share	%	51,780	190,520	2,698
Woori Bank Brazil (Unlisted)	9.25.2012	Local subsidiary	25,996	80,000	100 -1 share	%	44,045	—	—	—	80,000	100 -1 share	%	44,045	136,447	(106)
PT SAUDARA BANK (Unlisted)	1.28.2014	Local subsidiary	56,163	—	—		—	625	55,164	—	625	27.00		55,164	711,145	10,685
Woori Credit Information (Unlisted)	3.15.1991	Capital contribution	24,666	1,008	100.00		24,666	—	—	—	1,008	100.00		24,666	31,097	1,690
Woori Fund Service (Unlisted)	4.6.2011	Capital contribution	3,000	600	100.00		3,000	1,400	7,000	—	2,000	100.00		10,000	2,694	(272)
Korea Finance Security (Unlisted)	12.6.1990	Capital contribution	3,337	184	15.32		3,337	—	—	—	184	15.32		3,337	26,194	943
NICE Holdings (Listed)	11.12.1986	Capital contribution	1,174	1,465	3.87		17,292	—	—	1,099	1,465	3.87		18,391	340,425	8,548
NICE Information Service (Listed)	6.23.2000	Capital contribution	2,181	2,305	3.80		7,054	—	—	115	2,305	3.80		7,169	140,688	15,095
YTN (Listed)	9.9.1993	Capital contribution	12,634	3,110	7.40		8,677	—	—	575	3,110	7.40		9,252	409,131	3,275
Korea Appraisal Board (Unlisted)	3.12.1969	Capital contribution	144	79	6.60		—	—	—	—	79	6.60		—	301,682	173,443
FnPricing Inc. (Unlisted)	6.2.2011	Capital contribution	400	80	8.00		60	—	—	(32)	80	8.00		28	2,625	(1,716)
Dongbu Asset Management (Unlisted)	1.10.1997	Capital contribution	1,800	360	6.00		2,332	—	—	(144)	360	6.00		2,188	40,961	2,133
Korea Securities Depository (Unlisted)	3.21.1994	Capital contribution	154	29	0.29		154	2	—	2,495	31	0.29		2,649	1,936,242	44,800
Hankyung (Unlisted)	12.5.1980	Capital contribution	344	34	0.18		171	—	—	16	34	0.18		187	221,876	12,938
Korea Money Brokerage (Unlisted)	7.16.1996	Capital contribution	877	126	6.28		5,171	—	—	77	126	6.28		5,248	78,864	5,490
Korea Securities Financing (Unlisted)	2.27.1969	Capital contribution	27,186	5,310	7.81		60,691	—	—	106	5,310	7.81		60,797	28,240,589	115,351	March 2014
New Start Digital (Unlisted)	1.19.2009	Debt-equity swap	451	71	7.30		—	—	—	—	71	7.30		—	—	—	Business closed
Sammi (Unlisted)	5.20.2003	Debt-equity swap	—	594	8.11		5,023	—	—	(179)	594	8.11		4,844	176,141	(7,419)
GK Korea (Unlisted)	6.9.2009	Debt-equity swap	54	3	5.23		—	—		—	3	5.23		—	2,004	129
National Happiness Fund (Unlisted)	1.5.2009	Microfinance loans for the low-income bracket	86,274	29	3.93		60,791	—	—	(37,451)	29	3.93		23,340	718,944	(295,083)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Jeil Direct (Unlisted)	4.22.2010	Debt-equity swap	—	43	6.32	—	—	—	—	43	6.32	—	—	—	Business closed
CNT Industrial Development (Unlisted)	5.14.2010	Debt-equity swap	—	10	8.32	—	—	—	—	10	8.32	—	6,090	2
EPI Valley (Unlisted)	9.1.2011	Debt-equity swap	—	759	8.56	—	—	—	—	759	8.56	—	—	—	Business closed
2TEC Kyowa (Unlisted)	12.7.2011	Debt-equity swap	—	85	8.96	—	—	—	—	85	8.96	—	5,286	(16,676)
Biarosa (Unlisted)	12.15.2011	Debt-equity swap	—	8	19.13	—	—	—	—	8	19.13	—	1,551	(433)
Kumho ENC (Unlisted)	12.27.2011	Debt-equity swap	—	10	8.65	—	—	—	—	10	8.65	—	9,983	766
LIG Construction (Unlisted)	12.30.2011	Debt-equity swap	—	756	22.81	—	—	—	—	756	22.81	—	326,025	(56,272)
Hyunjin (Unlisted)	12.30.2011	Debt-equity swap	—	1,668	17.55	—	—	—	—	1,668	17.55	—	39,148	(2,281)
Zyle Motor Sales Corporation (Unlisted)	3.30.2012	Debt-equity swap	586	582	2.83	3,295	—	—	(64)	582	2.83	3,231	303,791	(4,692)
Wooami Furniture (Unlisted)	8.31.2012	Debt-equity swap	—	109	9.56	—	—	—	—	109	9.56	—	34,164	(23,741)
Dae Yang Construction (Unlisted)	9.4.2012	Debt-equity swap	—	98	16.14	—	(98)	—	—	—	—	—	3,238	(3,634)
Ilho International (Unlisted)	9.14.2012	Debt-equity swap	—	61	5.60	—	—	—	—	61	5.60	—	18,708	3,427
Cristalleria (Unlisted)	9.19.2012	Debt-equity swap	—	4	7.35	—	—	—	—	4	7.35	—	3,804	1
Sunmat (Unlisted)	12.13.2012	Debt-equity swap	—	3	16.43	—	—	—	—	3	16.43	—	2,000	(26)
Woolim Construction (Unlisted)	12.14.2012	Debt-equity swap	1,763	212	13.49	—	—	—	—	212	13.49	—	112,193	(25,259)
Wonjin MNS (Unlisted)	9.27.2012	Debt-equity swap	—	11	7.94	—	—	—	—	11	7.94	—	7,008	170
Gunwoo ENC (Unlisted)	11.29.2012	Debt-equity swap		16	15.35	—	—	—	—	16	15.35	—	4,596	442
PoongLim Industrial Co., Ltd. (Unlisted)	12.28.2012	Debt-equity swap	13,955	4,147	29.95	9,542	—	—	(859)	4,147	29.95	8,683	512,015	(72,350)
Pai Land (Unlisted)	1.30.2012	Debt-equity swap	—	1,413	7.03	—	—	—	—	1,413	7.03	—	256,378	(64,173)
Pai City (Unlisted)	1.30.2012	Debt-equity swap	—	872	21.11	—	—	—	—	872	21.11	—	230,729	(68,906)
Korea EG Loan (Unlisted)	12.30.2011	Capital contribution	300	12	9.36	300	—	—	33	12	9.36	333	3,408	(25)	No voting rights for 4.36% of 9.36% (i.e., in excess of 5%)
Daiyang Metal (Listed)	12.28.2012	Debt-equity swap	4,632	5,294	8.60	5,796	—	—	(1,800)	5,294	8.60	3,996	101,769	(9,193)
Oriental Precision (Listed)	11.21.2012	Debt-equity swap	14,301	12,286	6.89	15,972	—	—	(4,325)	12,286	6.89	11,647	191,763	45,055
Phoenix Digital Tech (Unlisted)	10.22.2012	Debt-equity swap	538	73	18.31	537	—	—	—	73	18.31	537	23,159	(252)
Orient Shipyard (Unlisted)	9.28.2012	Debt-equity swap	—	465	22.97	—	—	—	—	465	22.97	—	433,008	(46,630)
Vogo 2 Private Equity Fund (Amount of Contribution) (Unlisted)	10.4.2012	Debt-equity swap	26,434	—	19.80	24,858	—	3,175	2,268	—	19.80	30,301	128,033	(3,313)
Jinho Engineering (Unlisted)	1.28.2013	Debt-equity swap	—	18	8.28	—	—	—	—	18	8.28	—	25,812	231
Sunwoo (Unlisted)	2.28.2013	Debt-equity swap	—	7	18.14	—	—	—	—	7	18.14	—	3,876	89
Joongang Development (Unlisted)	3.29.2013	Debt-equity swap	—	178	17.02	—	—	—	—	178	17.02	—	20,939	(44,678)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percent age	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
KC Development (Unlisted)	3.29.2013	Debt-equity swap	—	393	7.09	—	—	—	—	393	7.09	—	32,890	(45,126)
Ansang Tech (Formerly Geojin ITEM) (Unlisted)	3.5.2013	Debt-equity swap	—	22	22.95	—	—	—	—	22	22.95	—	4,917	143
Hana Togeon (Unlisted)	6.7.2013	Debt-equity swap	—	178	22.22	—	—	—	—	178	22.22	—	9,769	840
Devonian Private Equity Fund (Unlisted)	3.15.2013	Generation of profits	10,896	—	15.00	8,325	—	4,908	(318)	—	15.00	12,915	53,615	(2,250)
KTCNP Growth Champ 2011-2 PEF (Unlisted)	11.21.2013	Generation of profits	1,200	—	4.44	1,200	—	—	—	—	4.44	1,200	25,577	(1,590)
Daewoo Logistics (Unlisted)	12.31.2010	Debt-equity swap	—	48	0.29	155	—	—	(3)	48	0.29	152	294,717	(6,638)
Garam Solution (Unlisted)	5.14.2013	Debt-equity swap	—	55	11.57	—	—	—	—	55	11.57	—	1,646	555
Kukdong Construction (Unlisted)	6.28.2013	Debt-equity swap	—	684	14.18	8,578	—	—	5	684	14.18	8,583	424,117	(26,319)
ELand Retail (Unlisted)	6.1.2004	Debt-equity swap	—	8	0.02	216	—	—	(216)	8	0.02	—	2,448,160	77,711
Asset Management Corporation (Amount of Contribution) (Unlisted)	11.22.1997	Capital contribution	6,043	6,000	0.90	6,043	—	—	—	6,000	0.90	6,043	3,084,984	53,822
Ginseng K (Unlisted)	8.8.2013	Debt-equity swap	—	2,107	20.19	—	—	—	—	2,107	20.19	—	5,603	(5,945)
Alkenz (Unlisted)	9.5.2013	Debt-equity swap	—	39	18.29	—	—	—	—	39	18.29	—	49,301	(3,948)
GTSENC (Unlisted)	9.5.2013	Debt-equity swap	—	12	12.02	—	—	—	—	12	12.02	—	3,625	1,977
Yooil Food (Unlisted)	9.16.2013	Debt-equity swap	—	93	8.84	—	—	—	—	93	8.84	—	5,803	231
Elcomtech (Listed)	12.5.2013	Debt-equity swap	230	295	0.35	1,312	—	—	(1,079)	295	0.35	233	72,281	(51,702)
Dongyang (Listed)	6.30.2014	Debt-equity swap	348	—	—	—	448	348	—	448	0.19	348	940,420	(738,042)
Pan Ocean (Listed)	12.31.2013	Debt-equity swap	8,730	4,643	3.84	8,730	—	—	4,922	4,643	3.84	13,652	4,639,640	(2,052,601)
Space Architecture (Unlisted)	10.28.2013	Debt-equity swap	—	12	6.78	—	—	—	—	12	6.78	—	15,651	(44,088)
Eyasoft (Unlisted)	10.28.2013	Debt-equity swap	—	82	12.45	—	—	—	—	82	12.45	—	5,382	(4,459)
KS Industry (Unlisted)	11.5.2013	Debt-equity swap	—	67	5.27	—	—	—	—	67	5.27	—	27,921	(2,317)
Korea Telephone Directory (Unlisted)	11.25.2013	Debt-equity swap	—	88	12.75	—	—	—	—	88	12.75	—	6,789	(8,976)
Hanyoung Togeon (Unlisted)	11.27.2013	Debt-equity swap	—	6	5.48	—	—	—	—	6	5.48	—	15,909	(5,311)
Poongjeon Mode (Unlisted)	12.16.2013	Debt-equity swap	—	4	15.92	—	—	—	—	4	15.92	—	1,752	34
Ejung Ad (Unlisted)	12.24.2013	Debt-equity swap	—	7	10.03	—	—	—	—	7	10.03	—	4,136	78

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percent age	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Dongjin (Unlisted)	12.30.2013	Debt-equity swap	—	5	10.77	—	—	—	—	5	10.77	—	3,561	201
Inano Tech (Unlisted)	12.30.2013	Debt-equity swap	—	13	6.92	—	—	—	—	13	6.92	—	8,138	87
STX Construction Co., Ltd.(Unlisted)	12.31.2013	Debt-equity swap	268	210	6.94	268	—	—	—	210	6.94	268	173,124	(442,992)
Kyung San Petrochem., Ltd. (Unlisted)	2.14.2014	Debt-equity swap	—	—	—	—	4	—	—	4	5.52	—	9,874	179
BK ENG (Unlisted)	2.14.2014	Debt-equity swap	—	—	—	—	6	—	—	6	10.65	—	4,202	70
Aronti (Unlisted)	4.1.2014	Debt-equity swap	—	—	—	—	49	—	—	49	15.40	—	8,246	(2,634)
DS-Electron (Unlisted)	4.22.2014	Debt-equity swap	—	—	—	—	13	—	—	13	15.79	—	3,788	1,607
GDS (Unlisted)	6.11.2014	Debt-equity swap	—	—	—	—	301	—	—	301	21.18	—	5,714	60
G2 Collection (Unlisted)	6.20.2014	Debt-equity swap	—	—	—	—	13	—	—	13	28.93	—	2,238	50
PS Tech (Unlisted)	6.20.2014	Debt-equity swap	—	—	—	—	10	—	—	10	12.45	—	13,230	(7,332)
Boseung Is. (Unlisted)	6.9.2014	Debt-equity swap	—	—	—	—	7	—	—	7	12.27	—	2,651	102
Jini Young Textile (Unlisted)	4.22.2014	Debt-equity swap	—	—	—	—	10	—	—	10	18.64	—	5,304	133
ATNC (Unlisted)	5.24.2000	Generation of profits	125	12	2.17	125	—	—	7	12	2.17	132	34,227	1,439
STX Offshore & Shipbuilding Co., Ltd. (Unlisted)	11.20.2013	Debt-equity swap	18,903	3,774	7.45	25,291	61,356	61	(25,287)	65,130	8.44	65	3,376,216	(5,305,137)
STX Heavy Industries Co., Ltd. (Listed)	12.2.2013	Debt-equity swap	44,474	12,302	10.76	39,615	—		(29,847)	12,302	10.76	9,768	1,684,882	(567,092)
Taihan Electric Wire (Listed)	12.20.2013	Debt-equity swap	13,555	3,575	2.35	8,527	2,242	4,742	(1,925)	5,817	2.35	11,344	1,491,581	(706,654)
Taihan Electric Wire (Unlisted) Convertible Preferred Stock	12.20.2013	Debt-equity swap	70,830	5,746	12.97	68,531	—	—	(12,499)	5,746	2.35	56,032	1,491,581	(706,654)
Sungdong Shipbuilding &Marine Engineering (Unlisted)	10.4.2013	Debt-equity swap	3	3,110	12.14	3	19,750	—	—	22,860	14.99	3	1,891,730	(321,278)
STX Engine Co., Ltd. (Listed)	10.1.2013	Debt-equity swap	47,008	7,379	15.00	47,008	—	—	(31,046)	7,379	15.00	15,962	1,200,269	(941,581)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year		Remarks
				Quantity	Share Percent age	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
Postech (Unlisted)	12.30.2013	Debt-equity swap	34	34,144	22.64	34	—	—	—	34,144	22.64	34	163,767	(259,985)
Samho (Listed)	12.24.2013	Debt-equity swap	7,492	1,190	7.84	7,492	—	—	—	1,190	7.84	7,492	680,011	8,399
KPM Tech (Listed)	3.17.2014	Debt-equity swap	412	—	—	—	517	412	685	517	6.46	1,097	36,572	(15,651)
Gyungnam Co., Ltd. (Listed)	3.18.2014	Debt-equity swap	3,061	—	—	—	696	3,061	(791)	696	1.95	2,270	1,568,586	(339,560)
Hyundai Cement (Listed)	6.12.2014	Debt-equity swap	3,840	—	—	—	212	3,840	(371)	212	2.42	3,469	479,330	(347,378)
STX Corporation (Listed)	1.23.2014	Debt-equity swap	42,214	—	—	—	40,250	42,214	—	40,250	14.98	42,214	1,086,567	(1,646,014)
Osung LST (Listed)	1.28.2014	Debt-equity swap	6,187	—	—	—	6,231	6,187	—	6,231	10.20	6,187	204,308	(777,311)
Total				—	—	3,561,785	—	104,569	(202,974)	—	—	3,463,380	—	—

[Impairment Loss]

(Unit: KRW millions)

Entity Name	Impairment Loss	Cause of Impairment
STX Offshore & Shipbuilding Co., Ltd.	18,899	Greater than 30% decrease in net asset value compared to acquisition price
STX Heavy Industries Co., Ltd.	34,706	Greater than 30% decrease in net asset value compared to acquisition price
STX Engine Co., Ltd.	31,046	Greater than 30% decrease in net asset value compared to acquisition price
Chinhung International inc.	22,260	Greater than 30% decrease in net asset value compared to acquisition price
Pantech Co., Ltd.	7,340	Greater than 30% decrease in net asset value compared to acquisition price
Daehan Shipbuilding Co., Ltd.	1,425	Greater than 30% decrease in net asset value compared to acquisition price
Kocref 8	93	Greater than 30% decrease in net asset value compared to acquisition price, followed by additional decrease
Kocref 15 CR-REIT	437	Greater than 30% decrease of net asset value compared to acquisition price, followed by additional decrease
POSCO	9,928	Greater than 30% decrease of net asset value compared to acquisition price, followed by additional decrease
Seoul Light Tower Asset Management Co., Ltd.	4,708	Greater than 30% decrease in net asset value compared to acquisition price
Woori Private Equity Fund	884	Greater than 30% decrease in net asset value compared to acquisition price, followed by additional decrease
National Happiness Fund (formerly Credit Recovery Fund)	37,451	Greater than 30% decrease in net asset value compared to acquisition price
FnPricing Inc.	32	Greater than 30% decrease in net asset value compared to acquisition price
PoongLim Industrial Co., Ltd.	859	Greater than 30% decrease in net asset value compared to acquisition price
Vogo Private Equity Fund	17,676	Greater than 30% decrease in net asset value compared to acquisition price
KTIC 22nd Concert Hall Investment Association	47	Greater than 30% decrease in net asset value compared to acquisition price
KTB Mezzanine Fund	194	Greater than 30% decrease in net asset value compared to acquisition price
NH Agri-Best 1st Private Equity Fund	9	Greater than 30% decrease in net asset value compared to acquisition price
NV Equity Fund 1	28	Greater than 30% decrease in net asset value compared to acquisition price

VI.	MATTERS RELATING TO SHAREHOLDERS OF THE BANK

1.	Stock Ownership of the Largest Shareholder and Specially Related Parties

A.	Stock Ownership of the Largest Shareholder and Specially Related Parties

(As of June 30, 2014)	(Unit: Shares, %)

Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning of Term		End of Term
			Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
The Company	Largest shareholder	Common	596,690,380	100.0	596,690,380	100.0	—
Total		Common	596,690,380	100.0	596,690,380	100.0	—
		Preferred	—	—	—	—	—

B.	Overview of Largest Shareholder

(1)	Name of Entity: Woori Finance Holdings Co., Ltd.

(2)	History

<Matters Relating to Mergers, Etc.>

Date	Event
12.31.2001	Peace Bank of Korea spun off and merged into the Bank; launch of Woori Credit Card
7.31.2003	Woori Investment Bank acquired by and merged into the Bank
3.31.2004	Woori Credit Card spun off and merged into the Bank and Kwangju Bank
6.18.2004	Through a comprehensive equity exchange between the Company and Woori Securities, a subsidiary of the Company, Woori Securities became a wholly-owned subsidiary of the Company (i.e., acquisition of the remaining 47%)
12.24.2004	Acquired LG Investment & Securities and incorporated as a subsidiary
3.31.2005	Merger between LG Investment & Securities, a subsidiary of the Company, and Woori Securities (Surviving entity: LG Investment & Securities (name of company after merger was changed from: LG Investment & Securities to Woori Investment & Securities))
5.6.2005	Second-tier subsidiary LG Investment Trust Management becomes a direct subsidiary (seller: Woori Investment & Securities, purchaser: the Company)
5.31.2005

Merger of LG Investment Trust Management with Woori Investment Trust Management

•   Non-surviving entity: Woori Investment Trust Management

•   Surviving entity: LG Investment Trust Management (name of the company after merger was changed from: LG Investment Trust Management to Woori Asset Management)

5.30.2006	Completed transfer of 30% stake in Woori Asset Management to Credit Suisse Asset Management International Holdings, a 100% subsidiary of Credit Suisse (changed name of company to Woori Credit Suisse Asset Management)
9.14.2007	Acquired Hanmi Capital as a subsidiary Changed name of company on October 26, 2007 to Woori Financial
4.4.2008	Acquired LIG Life Insurance as a subsidiary Name of company changed on April 1, 2008 to Woori Aviva Life Insurance
10.28.2009	Acquired remaining 30% of equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holdings and completed establishment of Woori Asset management as a wholly-owned subsidiary
3.16.2011	Woori Suhmin, wholly-owned by the Company, acquired part of the assets and liabilities of Samhwa Savings Bank, acquired a business permit under the Mutual Savings Bank Act, changed its name to Woori FG Savings Bank and was added as a subsidiary
9.5.2012	Woori FG Savings Bank decided to enter into contract for transfer of assets and liabilities of Solomon Savings Bank
4.1.2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from the Bank
6.21.2013	Acquired Kumho Merchant Bank as a subsidiary upon acquisition of 41.4% equity stake
3.20.2014	Disaffiliation of Woori Financial from the Company as a result of the sale of the Company’s equity stake (52.02%) in Woori Financial (100%)
5.1.2014	Disaffiliation of Kwangju Bank and Kyongnam Bank as a result of a spin-off from the Company (spin-off date: 5.1.2014, withdrawal disclosure and registration date: 5.2.2014)
5.2.2014	Disaffiliation of Woori Asset Management from the Company as a result of the sale of the Company’ equity stake (100%) in Woori Asset Management
5.7.2014	Disaffiliation of Woori F&I from the Company as a result of the sale of the Company’s equity stake (100%) in Woori F&I
6.27.2014	Disaffiliation of Woori Investment & Securities (based on common shares, 37.85%), Woori Aviva Life Insurance (51.58%), Woori FG Savings Bank (100%) as a result of the sale of the Company’s equity stake in the three subsidiaries

<Other Major Developments Relating to Business Activities>

Date	Description
3.24.2001	Approval for establishment of the Company
3.27.2001	Registration for establishment of the Company (capital: KRW 3,637,293,045,000)
4.2.2001	Launch of the Company
9.29.2001	Added Woori Finance Information System as a subsidiary
11.16.2001	Establishment of Woori F&I
12.3.2001	Added Woori F&I (former Woori Financial Asset Management) as a subsidiary
3.29.2002	Added Woori Investment Trust Management as a subsidiary
6.11.2002	Capital increase by public offering (capital after increase: KRW 3,817,293,045,000)
6.24.2002	Listing on stock exchange (90,000,000 shares, KRW 6,800 per share)
7.29.2002	Added Woori Securities as a subsidiary
9.5.2002	Execution of a strategic investment contract for management of non-performing assets with Lehman Brothers amounting up to USD 1 billion
9.29.2003	Listing on NYSE
3.30.2004	Inauguration of second management team of Company (CEO and president: Young-Ki Hwang)
11.4.2004	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,923,712,365,000)
12.2.2004	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,963,690,430,000)
12.21.2004	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,982,277,790,000)
2.17.2005	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,999,683,655,000)
3.11.2005	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 4,030,076,700,000)
9.5.2005	Capital reduction for consideration and retirement of treasury stock of Woori Asset Management leading to wholly-owned subsidiary status (equity ownership 100%)
10.21.2005	Establishment of Woori Private Equity, added as a subsidiary (100 % equity ownership)
10.27.2005	Termination of joint investment relationship with Lehman Brothers
2.23.2006

Second tier subsidiary Woori CA Asset Management entered joint investment relationship with Shinsei Bank

(subsidiary Woori F&I transferred 49% of the 100% equity it owned in Woori CA Asset Management to Shinsei Bank)

4.11.2006	Execution of JV contract to transfer 30% stake in Woori Asset Management to Credit Suisse’s wholly-owned subsidiary Credit Suisse Asset Management International Holding
3.30.2007	Inauguration of third management team of Company (CEO and president: Byung-Won Park)
6.27.2008	Inauguration of fourth management team of Company (CEO and president: Pal-Sung Lee)
4.29.2009	Termination of Woori CS Asset Management joint venture with Credit Suisse Name of company changed to Woori Asset Management (May 30, 2009)
10.05.2011	Completed conversion of Kwangju Bank and Kyongnam Bank into wholly-owned subsidiaries of Woori Finance Holding Co., Ltd. (100% equity ownership)
11.29.2011	With acquisition of newly issued paid-in shares of Woori Investment & Securities, equity ownership increased to 37.85% (based on common shares)
7.30.2012	With acquisition of newly issued paid-in shares of Woori Financial, equity ownership changed to 52.02%
10.9.2012	Woori Finance Research Center, which the Company contributed 100% of equity, was added as subsidiary
6.14.2013	Inauguration of sixth management team of Company (CEO and president: Soon-Woo Lee)
6.17.2014	With acquisition of newly issued paid-in shares of Woori Investment Bank, equity ownership increased to 58.15%

(3)	Address, Telephone Number, Website of Head Office

-	Address: 51, Sogong-ro, Jung-gu, Seoul (203, 1-ga, Hoehyun-dong)

-	Telephone Number: 822-2125-2000

-	Website: www.woorifg.com

(4)	Regulatory Framework for the Operation of the Entity’s Business: The Financial Holding Companies Act

(5)	Major Shareholder: The KDIC (equity ownership: 56.97%)

(6)	Financial Status

On a consolidated basis as of the end of June 2014, the Company had total assets of KRW 258,660,716 million, shareholders’ equity of KRW 15,867,661 million (excluding non-controlling interests), and half-year net income of KRW 873,181 million (excluding non-controlling interests).

(7)	Registered Executive Officers

Name	Position	Standing	Responsibility	Major Experience
Soon-Woo Lee	Chairman	Yes	Chairman CEO	¡	Sungkyunkwan University, Dept. of Law
				¡	Woori Bank Executive Vice President
				¡	Woori Bank Deputy President
				¡	Woori Bank President
Young-Soo Park	Outside director	No	—	¡	Seoul National University, Liberal Arts Studies
				¡	Supreme Prosecutor’s Office Central Investigation Department, Head of Department.
				¡	Seoul High Prosecutor’s Office, Director of the Prosecutor’s Office
				¡	Current) Representative Attorney of Law Firm Gangnam LLP
Sang-Keun Oh	Outside director	No	—	¡	Sungkyunkwan University, Economics Dept.
				¡	The University of Wisconsin-Madison, Economics Ph.D.
				¡	The Korean Economic Review, Director
				¡	Current) Donga University, Economics Dept., Professor
Hee-Yul Chai	Outside director	No	—	¡	Seoul National University, Economics Dept.
				¡	Université Paris 10, Economics Ph.D.
				¡	Financial Services Commission, Non-standing Commissioner
				¡	Current) Kyungki University, Economics Dept., Professor
Kang-Shik Choi	Outside director	No	—	¡	Yonsei University, Economics Dept.
				¡	Yale University, Economics Ph.D.
				¡	Korea Institute for Industrial Economics and Trade, Senior Research Engineer
				¡	Current) Yonsei University, Dean of Undergraduate Studies and Economics Dept., Professor

Name	Position	Standing	Responsibility	Major Experience
Seong-Yeol Lim	Outside director	No	—	¡	Seoul National University, Economics Dept.
				¡	Seoul National University, Public Administration Dept., Masters
				¡	Korea Deposit Insurance Corporation, Risk Management, General Manager
				¡	Current) Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager
Min Chang	Outside director	No	—	¡	Seoul National University, Economics Dept.
				¡	Michigan State University, Economics Ph.D.
				¡	Bank of Korea, Policy Planning Bureau, Policy Coordination Division, Deputy Head
				¡	Current) Korea Institute of Finance, Research and Coordination, Director

*	For further details, please refer to the half year report of the Company.

2.	Changes in Largest Shareholder

Description of Changes in Largest Shareholder

(As of June 30, 2014)	(Unit: Shares, %)

Date of Change	Name	Number of Shares	Percentage of Shareholding	Remarks
—	The Company	596,690,380	100.0	—

3.	Distribution of Shares

A.	Shares Owned by Shareholders Holding 5% or More

(As of June 30, 2014)	(Unit: Shares)

Classification	Name	Number of Shares	Percentage of Shareholding	Remarks
5%+ Shareholders	The Company	596,690,380	100.0%	—
	—	—	—	—
Employee Stock Ownership Association		—	—	—

B.	Minority Shareholders

-	Not applicable

4.	Administrative Matters Relating to Shares

Item		Description
Preemptive rights pursuant to the articles of incorporation	Articles of Incorporation, Article 7 (Preemptive rights)
	1.	All shareholders of the Bank shall have the preemptive right to subscribe for any new shares to be issued by the Bank in proportion to their respective shareholdings. The disposition of such shares as resulted from the waiver or forfeit of the preemptive right by any Shareholder and any odd-lot shares incurred out of the subscription of new shares shall be determined by the resolution of the board of directors.
	2.	Notwithstanding paragraph 1 above, new shares may be additionally issued to persons other than the shareholders of the Bank by the resolution of the board of directors in any of the following cases:
(1) – (4) (Deleted);
	(5)	In case the Bank issues new shares pursuant to an issuance of depositary receipts (DR) for its managerial necessities;
	(6)	In case the government or KDIC contributes in the Bank;
	(7)	In case the Bank issues new shares to foreign investors as described in the Foreign Investment Promotion Act for the purposes of managerial requirements or urgent financing of the Bank; or
	(8)	In case the Bank preferentially issues new shares to those who may contribute to the management of the Bank by providing the Bank with funds, credit or new technology.
	3.	In case of paragraph 2, the Bank shall give a notice or make a public notice of any of the following subparagraphs to the shareholders at least two (2) weeks prior to the due payment date: (Amended on March 29, 2012)
	(1)	Class and number of new shares;
	(2)	Issue price of new shares and due payment date;
	(3)	Method of subscription of new shares;
	(4)	Name of a person who makes an in-kind contribution, class, number and value of the property subject to in-kind contribution and class and number of shares to be granted; and
	(5)	Other matters set forth by laws and regulations.
	4.	The total number of shares to be allocated by the Bank as described in paragraph 2(7) and (8) shall not exceed 50/100 of the total number of outstanding shares of the Bank and the class, number and the issue price of the shares shall be determined by the resolution of the board of directors. (Enacted on March 29, 2012)
Account settlement date	December 31	General shareholders’ meeting	Within three months
	1.	The Bank shall entitle the Shareholders whose names appear in the Shareholders registry as of December 31 of each year to exercise respective rights at the general shareholders’ meeting for the relevant fiscal period and the Bank shall suspend making alteration of entries in the shareholders registry with respect to the rights of shareholders from January 1 of each year to January 31 of the same year.

Period for suspension of altering entries in the shareholders registry	2.	The Bank may suspend alterations of the shareholders registry or set the record date with respect to the rights of Shareholders through a board of directors resolution, for a specified period of time not exceeding three (3) months, when calling an extraordinary shareholders’ meeting or otherwise necessary. The Bank shall make a public notice thereof two (2) weeks in advance.
Type of share certificates	Eight types of share certificates: 1-share certificate, 5-shares certificate, 10-shares certificate, 50-shares certificate, 100-shares certificate, 500-shares certificate, 1,000-shares certificate, 10,000-shares certificate
Share transfer agent	The Bank
Shareholder privileges	Not applicable	Newspapers for public notice	Seoul Shinmun and Dong A Ilbo

5.	Share Prices and Trading Performance

-	Not applicable

VII.	MATTERS RELATING TO EXECUTIVE OFFICERS AND EMPLOYEES OF THE BANK

1.	Executive Officers and Employees

A.	Executive Officers

(As of June 30, 2014)	(Unit: Shares)

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Soon-Woo Lee	Male	12.1950	President	Yes	Yes	Administration	(Education) 1969. Daegu High School 1977. Sungkyunkwan University, Dept. of Law (Work Experience) 2004. Business Support Business Unit, Head 2004. Consumer Banking Business Unit, Head 2007. Consumer Banking I Business Unit, Head 2008. Consumer Banking Business Unit, Head 2008. Deputy President 2011. President	—	—	6.5.2013 -Present	12.30.2014
Dong-Gun Lee	Male	1.1958	Deputy President	Yes	Yes	Business Administration	(Education) 1976. Kyeongbuk High School 1980. Yeungnam University, Economics Dept. 2010. Yonsei University, Financial Engineering, Masters (Work Experience) 2007. International Trade Business Division, General Manager 2009. Garak Branch General Manager 2009. Gangnamjungang Corporate Banking Center , Head 2011. Channel Support Division, Managing Director 2011. Operation & Support Business Unit, Executive Vice President 2012. Credit Support Unit, Executive Vice President	—	—	3.20.2014 -Present	12.30.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Yong-Woo Kim	Male	11.1956	Standing Member of Audit Committee	Yes	Yes	Audit	(Education) 1975. Jeonju High School 1980. Yonsei University, Economics Dept. 1997. Syracuse University, Public Administration Dept., Masters (Work Experience) 2007. The Board of Audit and Inspection of Korea, Director of Construction Logistics Audits 2009. The Board of Audit and Inspection of Korea, Director of Social Welfare Audits 2010. The Board of Audit and Inspection of Korea, Audit & Research Institute, Director 2011. The Board of Audit and Inspection of Korea, Deputy Secretary-General	—	—	3.24.2011 -Present	12.30.2014
Sang-Keun Oh*	Male	4.1956	Outside Director	Yes	No	Outside Director	(Education) 1975. Kyeongbuk High School 1979. Sungkyunkwan University, Economics Dept. 1981. Seoul National University, Economics Dept., Masters (Work Experience) 1985. Donga University, Economics Dept., Assistant Professor 1993. Donga University, Economics Dept., Associate Professor 1998. Donga University, Economics Dept., Professor (current)	—	—	3.20.2014 -Present	—
Kang-Shik Choi*	Male	8.1960	Outside Director	Yes	No	Outside Director	(Education) 1979. Cheonggu High School 1984. Yonsei University, Economics Dept. 1986. Yonsei University, Economics Dept., Masters (Work Experience) 1994. Korea Institute for Industrial Economics and Trade, Senior Research Engineer 1995. Korea Labor Institute, Trend Analysis Dept., Head 2006. Yonsei University, College of Business and Economics, Economics Dept., Professor (current)	—	—	3.20.2014 -Present	—

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Seong-Yeol Lim	Male	5.1963	Outside Director	Yes	No	Outside Director	(Education) 1982. Osan High School 1986. Seoul National University, Dept. of Economics 1988. Seoul National University, Public Administration Dept., Masters (Work Experience) 2008. Korea Deposit Insurance Corporation, Fund Management, Head 2013. Korea Deposit Insurance Corporation, Risk Management, General Manager 2013. Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager	—	—	6.5.2013 -Present	6.5.2015
Min Chang*	Male	1.1965	Outside Director	Yes	No	Outside Director	(Education) 1983. Kyeongbuk High School 1988. Seoul National University, Economics Dept. 1997. Michigan State University, Economics Ph.D. (Work Experience) 2007. Bank of Korea, Policy Planning Bureau, Policy Coordination Division, Deputy Head 2011. Financial Services Commission, Advisor to the Chairman 2013. Korea Institute of Finance, Research and Coordination, Director	—	—	3.21.2013 -Present	—
Kwang-Goo Lee	Male	7.1957	Executive Vice President	No	Yes	Consumer Banking	(Education) 1976. Cheonan High School 1980. Sogang University, Economics Dept. (Work Experience) 2003. Hong Kong Branch General Manager 2004. Consumer Marketing Dept., General Manager 2007. Card Strategy Dept., General Manager 2007. Hong Kong Woori Investment Bank, President 2008. Consumer Business Strategy Dept., General Manager 2009. Gwangjin-Seongdong Sales Center, Head	—	—	12.11.2011 -Present	12.8.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Tae-Yong Park	Male	12.1958	Executive Vice President	No	Yes	Global Business	(Education) 1977. Dongsung High School 1982. Sungkyunkwan University, Economics Dept. (Work Experience) 2005. HR Development Dept. General Manager 2007. Seosomun Branch General Manager 2009. Gangnam Kyobo Tower Branch General Manager 2010. Seoul City Hall Sales Center, Head 2011. International Trade Business Division, Managing Director	—	—	12.10.2012 -Present	12.8.2014
Ki-Hyung Kwon	Male	9.1958	Executive Vice President	No	Yes	Institutional Banking	(Education) 1978. Keisung High School 1986. Yonsei University, Public Administration Dept. (Work Experience) 2004. Bundang Branch General Manager 2006. Dogok Suite Branch General Manager 2007. Sales Support Dept., General Manager 2009. Audit Dept., Senior Manager 2011. Head Office Corporate Banking Center, Head 2012. IB Division, Managing Director 2013. Financial Markets Business Unit, Head	—	—	4.1.2013 -Present	12.9.2014
Yong-Kwon Lee	Male	8.1956	Executive Vice President	No	Yes	SME Corporate Banking	(Education) 1975. Gwangju Commercial High School (Work Experience) 2002. Honam Corporate Banking Center, General Manager 2005. Sangmu Branch General Manager 2007. Hanam Industrial Complex Branch General Manager 2008. Honam Sales Center, Head 2011. Housing Finance Division, Managing Director	—	—	6.14.2013 -Present	12.8.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Ku-Hyun Yu	Male	12.1957	Executive Vice President	No	Yes	Real Estate Finance	(Education) 1976. Daegu High School 1980. KeiMyung University, Economics Dept. (Work Experience) 2004. Samsung Corporate Banking Center, General Manager 2007. Institutional Sales Dept., General Manager 2007. Head Office Corporate Banking Center, General Manager 2009. Susongdong Branch General Manager 2011. Daegu Kyungbuk Sales Center, Head 2012. Marketing Support Division, Managing Director	—	—	6.14.2013 -Present	12.9.2014
Ki-Myoung Nam	Male	12.1958	Executive Vice President	No	Yes	Finance & Management Planning	(Education) 1977. Yeoido High School 1982. Seoul National University, Economics Dept. 2002. University of Michigan MBA (Work Experience) 2005. HR Strategy Dept., General Manager 2007. Investment Banking Dept., General Manager 2007. Yeouido Corporate Banking Center, General Manager 2008. Dispatch to Holding Company 2008. Apkujung Station Branch General Manager 2009. Sales Support Dept., General Manager 2010. Gangdong Sungnam Sales Center, Head 2012. International Trade Business Division, Managing Director	—	—	6.14.2013 -Present	12.9.2014

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Ki-Hwa Jung	Male	11.1959	Executive Vice President	No	Yes	HR	(Education) 1978. Seonggwang High School 1986. Korea University, Public Administration Dept. (Work Experience) 2004. Acrovista Branch General Manager 2007. Strategy & Control Tower Dept., General Manager 2008. HR Development Dept., General Manager 2009. Dispatch to Holding Company 2011. Gwanak-Donjak Sales Center, Head 2012. Operation & Support Division, Managing Director	—	—	9.4.2013 -Present	12.9.2014
Won-Jai Jeong	Male	8.1959	Executive Vice President	No	Yes	Corporate Banking	(Education) 1977. Cheonan Commercial High School (Work Experience) 2002. West Cheonan Branch General Manager 2006. Daejeon Branch General Manager 2008. Samsung-dong Branch General Manager 2010. Yeoksam Station Branch General Manager 2011. Chungcheong Sales Center, Head 2013. Marketing Support Division, Managing Director	—	—	9.4.2013 -Present	6.13.2015

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
Ki-Seok Park	Male	10.1959	Executive Vice President	No	Yes	Risk Management	(Education) 1978. Hansung High School 1982. Chung Ang University, Agricultural Economy Dept. (Work Experience) 2004. Channel Planning Dept., General Manager 2007. Songpa Branch General Manager 2009. Jongno 4-ga Branch General Manager 2011. Gyeonggi Bukbu Sales Center, Head 2013. Gangnam 1 Sales Center, Head 2013. Smart Banking Business Division, Managing Director	—	—	3.20.2014 -Present	12.8.2015
Woo Seok Chai	Male	1.1958	Executive Vice President	No	Yes	Credit Support	(Education) 1975. Namsung High School 1983. Sogang University, Economics Dept. (Work Experience) 2005. Card R&D Dept., General Manager 2008. Gongdeok-dong Branch General Manager 2008. Investment Banking Dept., General Manager 2011. Investment Banking Dept., Senior General Manager 2012. Audit Dept., Senior General Manager 2013. Corporate Restructuring Division, Managing Director	—	—	3.20.2014 -Present	9.3.2015

*	End of Term: Date of the 2015 ordinary general meeting of shareholders

B.	Employees

(As of June 30, 2014)	(Unit: KRW millions)

Business	Gender	Number of Employees				Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Full-time	Contract	Other	Total
Bank	Male	7,810	197	—	8,007	19.1	362,730	45	—
Bank	Female	7,119	97	—	7,216	12.2	207,536	29	—
Total		14,929	294	—	15,223	15.8	570,266	37	—

1.	Average years of continuous service excludes contract employees and locally hired employees overseas.

2.	Excludes management salaries (marketing division head or higher) and overseas salaries.

3.	Based on employees employed as of June 30, 2014.

2.	Compensation of Executive Officers

A.	Compensation of Directors and Auditors

(1)	Amount Approved at General Shareholders’ Meeting

(Unit: KRW)

Type	Number of Persons	Amount Approved at General Shareholders’ Meeting	Remarks
None	—	3,000,000,000	Total amount approved

(2)	Compensation Paid

(Unit: KRW millions)

Type	Number of Persons	Total Compensation Amount	Per Capita Average Salary	Remarks
Registered directors	3	558	186	—
Outside directors	4	50	13	—
Audit committee members	5	371	74	—
Total	12	979	82	—

1.	While the position is concurrently held with the position of the Company’s president, salary of the Bank’s president is not paid.

2.	Outside directors that concurrently hold outside director positions at the Company are not paid the base salary.

3.	Includes number of outside directors and audit committee members that resigned in 2014 (as of June 30, 2014, there are two registered directors, one outside director and four members of Audit Committee/auditors)

(3)	Compensation Payment Standards for Directors and Auditors

-	The compensation limit for directors and auditors is determined at the general meeting of shareholders’ meeting. Detailed standards of payment will be decided by the compensation committee and the board of directors.

-	Bonuses for standing directors are paid in accordance with the results of the financial and non-financial performance of the Bank, with a portion to be deferred to be made according to long term financial results.

(4)	Compensation to Individual Directors/Auditors

-	Compensation to an individual director/auditor in excess of KRW 500 million

-	Not applicable.

(Unit: KRW)

Name	Position	Total Compensation Amount	Payments Not Included in Total Compensation
—	—	—	—

B.	Grant and Exercise of Stock Options

-	Not applicable

VIII.	OTHER MATTERS RELATING TO THE BANK NECESSARY FOR INVESTOR PROTECTION

1.	Disclosure, Changes in Disclosure and General Shareholders’ Meeting

A.	Disclosure and Changes in Disclosure

Date of Report	Title	Description of Report	Progress of Disclosed Matter
3.7.2012	Decision to Acquire Stock or Securities of Other Entities (Optional Disclosure) (Report of Material Events of Subsidiaries of the Company)	Investment in Korea BTL Infrastructure Fund - Investment expected to be made in stages up to the agreed limit (maximum of KRW 1.3 trillion)	Initial investment
			5.19.2006	10,000,000,000
			Paid-in capital increases
			9.1.2006	9,770,090,000
			11.14.2006	19,919,405,000
			1.17.2007	14,972,390,000
			4.23.2007	10,929,935,000
			7.19.2007	26,937,930,000
			10.17.2007	28,638,580,000
			6.24.2008	23,710,445,000
			8.13.2008	18,785,690,000
			10.29.2008	9,959,480,000
			12.9.2008	9,860,860,000
			12.22.2008	29,526,220,000
			2.23.2009	6,946,080,000
			3.26.2009	19,758,780,000
			5.28.2009	2,976,045,000
			6.26.2009	11,854,685,000
			9.10.2009	1,979,760,000
			9.28.2009	10,367,380,000
			12.28.2009	8,868,355,000
			3.29.2010	7,883,945,000
			6.28.2010	10,799,175,000
			9.16.2010	18,175,350,000
			12.23.2010	22,171,025,000
			2.28.2011	8,416,855,000
			3.28.2011	10,346,620,000
			5.16.2011	8,437,525,000
			6.21.2011	32,080,195,000
			9.7.2011	4,946,840,000
			9.22.2011	30,555,840,000
			12.27.2011	37,392,360,000
			3.27.2012	32,372,425,000
			6.27.2012	24,777,200,000
			9.26.2012	9,867,615,000
			12.26.2012	42,677,625,000
			2.5.2013	5,971,040,000
			3.26.2013	16,799,975,000
			6.27.2013	17,583,510,000
			9.26.2013	12,249,985,000
			12.27.2013	15,027,480,000
			3.28.2014	1,086,145,000
			6.27.2014	5,143,015,000
			* Excluding adjusted amounts
			- As of the date of submission of this Securities Registration Statement, total capital is KRW 650,523,855,000, and total number of shares is 130,104,771.

Date of Report	Title	Description of Report	Progress of Disclosed Matter
7.28.2014	Company’s Merger Decision and Report of Material Event (Merger)

-    Purpose of Merger

: Maximization of recovery of public funds and successful privatization

-    Method of Merger

: One entity will be merged with and into the other entity Surviving entity – The Bank Non-surviving entity – The Company

-    Merger Schedule

* Board of directors resolution: 7.28.2014

* Expected date of general shareholders’ meeting: 10.10.2014

* Merger date: 11.1.2014

* Merger registration date: 11.3.2014

* New listing date: 11.19.2014

-    Merger Ratio

: Company common shares : Bank common shares = 1:1.0000000

(with respect to common shareholders recorded in the shareholder register of the Company as of the Merger date (expected to be November 1, 2014), for every common share of the Company, one common share of the Bank will be issued.)

ø For details, such as the merger schedule, please refer to the Company’s publicly disclosed material.

ø Related disclosure dates 7.28.2014: Company merger decision

7.28.2014: Report of Material Event (Merger)

8.14.2014: (amendment) Company merger decision

8.14.2014: (amendment) Report of Material Event (Merger)

8.28.2014: (amendment) Report of Material Event (Merger)

ø The merger schedule is subject to adjustment based on consultation with relevant governmental authorities or relevant laws.

B.	Summary of Minutes of General Shareholders’ Meetings

Date	Agenda	Resolution	Remarks
Annual general shareholders’ meeting (3.29.2012)	Agenda 1: Approval of FY 2011 financial statements	Agenda 1: Original resolution passed
	Agenda 2: Partial amendment of the articles of incorporation	Agenda 2: Original resolution passed
	Agenda 3: Appointment of standing director	Agenda 3: Original resolution passed
	Agenda 4: Appointment of audit committee member outside director	Agenda 4: Original resolution passed
	Agenda 5: Appointment of non-audit committee member outside director	Agenda 5: Original resolution passed
	Agenda 6: Approval of compensation limits of directors	Agenda 6: Original resolution passed
Extraordinary shareholders’ meeting (1.25.2013)	Agenda 1: Approval of spin-off of credit card business (including capital reduction)	Agenda 1: Original resolution passed
Annual general shareholders’ meeting (3.21.2013)	Agenda 1: Approval of FY 2012 financial statements	Agenda 1: Original resolution passed
	Agenda 2: Appointment of standing director	Agenda 2: Original resolution passed
	Agenda 3: Appointment of audit committee member outside director	Agenda 3: Original resolution passed
	Agenda 4: Appointment of non-audit committee member outside director	Agenda 4: Original resolution passed
	Agenda 5: Approval of compensation limits of directors	Agenda 5: Original resolution passed
Extraordinary shareholders’ meeting (4.1.2013)	Agenda 1: Report on spin-off of Bank’s credit card business	Reporting matters
Extraordinary shareholders’ meeting (6.5.2013)	Agenda 1: Partial amendment of the articles of incorporation	Agenda 1: Original resolution passed
	Agenda 2: Appointment of standing director	Agenda 2: Original resolution passed
	Agenda 3: Appointment of Bank President	Agenda 3: Original resolution passed
	Agenda 4: Appointment of audit committee member outside director	Agenda 4: Original resolution passed
Annual general shareholders’ meeting (3.20.2014)	Agenda 1: Approval of FY 2013 financial statements	Agenda 1: Original resolution passed
	Agenda 2: Appointment of standing director	Agenda 2: Original resolution passed
	Agenda 3: Appointment of audit committee member outside director	Agenda 3: Original resolution passed
	Agenda 4: Appointment of non-audit committee member outside director	Agenda 4: Original resolution passed
	Agenda 5: Approval of compensation limits of directors	Agenda 5: Original resolution passed
	Agenda 6: Partial amendment of articles of incorporation	Agenda 6: Original resolution passed

2.	Contingent Liabilities, Etc.

A.	Major Legal Proceedings

As of August 27, 2014, there were 314 unresolved lawsuits involving the Bankø (aggregate claimed amount: KRW 564,300 million), of which the Bank is the plaintiff in 66 (aggregate claimed amount: KRW 262.7 billion) and the Bank is the defendant in 248 (aggregate claimed amount: KRW 301.6 billion).

ø Excluding proceedings to extend the statute of limitations relating to loans (479 claims, KRW 68.9 billion)

(As of June 30, 2014, for the Bank Group, there were a total of 353 lawsuits outstanding, as plaintiff in 81 lawsuits; excludes proceedings to extend the statute of limitations relating to loans.)

(1)	Ongoing as of the First Day of the Current Business Year

(A)	Lawsuits for Return of the Unjust Profits regarding “KIKO” Products

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da16633 Supreme Court	1.11.2011	KRW 7.4 billion	Dorco	The Bank	In progress at Supreme Court (trial and appellate courts decided for the Bank)

2)	Lawsuit Details

Plaintiffs suffering losses under foreign currency derivative products known as “KIKO” due to the significant depreciation of the Won against the U.S. dollar claimed for repayment and that the contracts should be nullified.

3)	Impact on Business and Finances

If the court rules against the Bank, the Bank may be required to reimburse a large portion of the amounts claimed by the plaintiffs (losses undetermined in certain cases).

(B)	Lawsuit for Return of KW-8 Fund Investments

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2011Gahap104227 Seoul Central District Court	10.6.2011	KRW 700 million	Kwangmyong Electric Co., Ltd. and 23 others	The Bank	The other party appealed (trial court decided for the Bank)
2014Gadan538 Chuncheon District Court	2.11.2014	KRW 100 million	Chan-Guk Lee	The Bank	First trial in progress

2)	Lawsuit Details

The asset manager of Woori 2 Star KW-8 fund changed the counterparty of the derivatives instruments to Lehman Brothers from BNP Paribas but did not notify such fact to the investors, and the investors suffered significant losses as a result of the bankruptcy of Lehman Brothers. Investors in the fund claimed damages from the asset manager, trust company and selling company alleging that change in the counterparty is a matter that requires the investors’ consent (claim of the Bank’s violation of the duty to inform and explain to the investors of the change of transaction party as the selling company).

3)	Impact on Business and Finances

If the court rules against the Bank, the Bank may be required to reimburse a large portion of the amounts claimed by the plaintiffs (losses undetermined in certain cases).

(C)	Lawsuit for Reimbursement Regarding CIDO Shipping Co., Ltd.

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da205198 Seoul High Court	7.7.2011	KRW 45 billion	Republic of Korea	The Bank	In progress at Supreme Court (trial and appellate courts decided for the Bank)

2)	Lawsuit Details

The Seocho Tax Office filed a lawsuit against the Bank’s domestic head office for the reimbursement of deposits repaid by the Bank’s Hong Kong branch to CIDO Shipping Co., Ltd. pursuant to Hong Kong law, which had been seized by the National Tax Service.

3)	Impact on Business and Finances

Losses equivalent to the amount of the reimbursement may be incurred if the court rules against the Bank.

(D)	Lawsuit Claiming the Deposit Payment Regarding R&S Network Co., Ltd.

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da95513 Supreme Court	12.15.2010	KRW 7.78 billion	R&S Network Co., Ltd.	The Bank	In progress at Supreme Court (Trial court decided for the Bank, appellate court decided for plaintiff)

2)	Lawsuit Details

Payment received for shares was paid out after receiving the company’s request for payment, but R&S Network Co., Ltd. filed a lawsuit claiming return of deposit alleging that the payment received for shares was withdrawn without consent.

3)	Impact on Business and Finances

Losses equivalent to the amount claimed by the plaintiff may be incurred if the court rules against the Bank.

(E)	Lawsuit for Return of Mortgage Registration Expenses

1)	Case and Progress

Classification	Number of Lawsuits	Number of Customers	Claimed Amount	Remarks
As of 8.27.2014	29	5,327	KRW 5.4 billion

*	116 closed (all for the Bank)

2)	Lawsuit Details

On January 30, 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including the Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments.

In the administrative proceeding, the Supreme Court and the appellate court determined that the previous optional standard loan policy was unfair under a broad interpretation of Article 19(3) of Act on the Regulation of Terms and Conditions and thus institution of amendments to such standard loan policy is lawful and that the previous policy was null and void as an unfair policy in accordance with Article 6 of Act on the Regulation of Terms and Conditions. The plaintiffs claim that (i) the previous policy is unfair and that (ii) the Bank should return the mortgage registration expenses paid by such plaintiffs as the policy is in violation of the Bank’s duty of good faith and thus null and void.

3)	Impact on Business and Finances

The Bank may be required to return part of the amounts claimed by the plaintiffs as unfair profits if the court rules against the Bank.

B.	Promissory Notes and Checks for Mortgage or Collateral

-	Not applicable

C.	Guarantees

-	Guarantees provided by the Bank Group are as follows (on a consolidated basis):

(Unit: KRW millions)

Type	1H 2014	2013	2012
Confirmed guarantees
Loan collateral payment guarantee	107,500	144,967	89,725
Acceptances	829,473	837,129	572,353
Guarantees in acceptances of imported goods	104,879	151,327	110,171
Other confirmed guarantees	7,485,698	7,982,961	8,412,324
Subtotal	8,527,550	9,116,384	9,184,573
Unconfirmed guarantees
Local letters of credit	628,756	661,612	773,385
Letters of credit	4,468,309	4,655,998	5,428,310
Other unconfirmed guarantees	1,482,331	1,779,210	2,368,781
Subtotal	6,579,396	7,096,820	8,570,476
Commercial paper commitments and others	2,437,198	1,924,176	1,956,447
Total	17,544,144	18,137,380	19,711,496

D.	Loan Commitments

-	Loan commitments provided by the Bank Group are as follows (on a consolidated basis):

(Unit: KRW millions)

Type	1H 2014	2013	2012
Loan commitments in local currency	41,355,180	41,849,043	64,368,276
Loan commitments in foreign currencies	20,545,230	23,195,943	21,857,955
Securities purchase agreements	1,443,608	1,442,603	1,394,165
Non-recourse endorsement notes	—	—	4,812,500
Total	63,344,018	66,487,589	92,432,896

E.	Other Contingent Liabilities

-	Details of provisions are as follows (on a consolidated basis):

(Unit: KRW millions)

Type	1H 2014	2013	2012
Provisions for guarantees*	340,092	501,662	405,729
Provisions for unused commitments	63,888	68,363	139,970
Point provisions	—	—	6,416
Other provisions	29,032	26,441	13,899
Asset retirement obligation	27,340	21,759	13,427
Retirement benefit obligation	57,510	39,370	65,937
Total	517,862	657,595	645,378

F.	Issuance of Debt Securities Recognized as Capital

(Unit: KRW millions)

Issue Date	6.20.2008	4.25.2013	11.13.2013	5.2.2007
Issue amount	255,000	500,000	200,000	930,900
Issue purpose	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital	Enhance BIS capital adequacy ratio by increasing Tier 1 capital
Issue method	Public offering (underwriting)	Public offering (underwriting)	Public offering (underwriting)	Public offering in Europe/private placement in U.S.
Listing status	Listed	Listed	Listed	Registered on Singapore Exchange
Outstanding balance (face value)	255,000	500,000	200,000	930,900
Basis for accounting on capital	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest).	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest).	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest).	Recognized as capital with introduction of IFRS, since the Bank may redeem principal and dividends (interest).
Accumulated unpaid interest	None	None	None	None
Maturity and early repayment date	Maturity date: 6.20.2038 * May exercise call option every 6.20 starting from 2018	Maturity date: 4.25.2043 * May exercise call option on interest payment dates from 4.25.2023	Maturity date: 11.13.2043 * May exercise call option after 11.13.2023	Maturity date: 5.2.2037 * May exercise call option on interest payment dates from 5.2.2017
Interest rate (%)	7.73	4.40	5.68	6.208
Seniority	Subordinate to Tier 2	Subordinate to Tier 2	Subordinate to Tier 2	Subordinate to Tier 2
Other conditions noteworthy to investors	Step-up clause (interest rate changes to government bond 10 years + 2.90% before the call exercise date)	No step-up clause	No step-up clause	Step-up clause (interest rate changes from 5.2.2017 to three month Libor + 2.044%)
Repayment (as of 6.30.2014)	—	—	—	—

1.	Based on outstanding amounts as of 1H 2014.

G.	Grounds for Conversion of Contingent Convertible Securities and Readjustment of Debt

(1)	Changes in Grounds for Conversion and Debt Readjustment

-	Not applicable

(2)	Changes in Relevant Indicators

(Unit: %)

Relevant Indicator	4.30.2014[1]	2Q.2014	4Q.2013[2]	3Q 2013	2Q 2013	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012	4Q 2011	3Q 2011
Tier 1 common equity capital ratio	11.34	11.35	11.05
Tier 1 capital ratio	12.78	12.79	12.68	12.01	12.08	11.43	11.35	11.44	11.05	10.77	10.74	11.40
Total Tier 1 and Tier 2 capital ratio	15.41	16.16	15.52	15.27	15.48	14.65	14.70	14.63	14.12	13.95	13.78	14.31

1.	Capital ratios are 1Q 2014 numbers
2.	Capital ratios for 4Q 2013 and onwards are based on Basel III, with the new establishment of Tier 1 common equity capital ratio. 3Q 2013 and earlier is based Basel II.

-	Upon the occurrence of certain trigger events tied to the performance and viability of the issuing bank, loss absorption provisions will apply and the issuing bank will irrevocably effect a full write-off of the outstanding principal amount and accrued but unpaid interest on the subordinated bonds (without the need for the consent of the holders). A trigger event would be the earlier of the following:

•	The issuance of a management improvement order against the issuing bank by the FSC pursuant to Article 36 of the Regulation on the Supervision of Banking Business.

•	the designation of the issuing bank as an “insolvent financial institution” pursuant to the Act on the Structural Improvement of the Financial Industry.”

-	Article 36 of the Regulation on Supervision of Banking Business provides that the FSC shall issue a management improvement order to the issuing bank where:

•	the issuing bank constitutes an “insolvent financial institution” under the Act on Structural Improvement of the Financial Industry;

•

its combined Tier 1 and Tier 2 capital adequacy ratio is no greater than 2.0% or, commencing in 2015, its Tier 1 common equity capital ratio is no greater than 1.2% or its Tier 1 capital adequacy ratio is no greater than 1.5%; or

•

the issuing bank has difficulty continuing its normal operations, even though it has previously become subject to a management improvement requirement under Article 35, and has been urged (but has failed) to implement a management improvement plan under Article 39, of the Regulation on Supervision of Banking Business.

-	Under Article 2 of the Act on Structural Improvement of the Financial Industry, an “insolvent financial institution” is defined as a financial institution that is:

•

determined by the FSC or the Deposit Insurance Committee established within the KDIC (the “DIC”), based on an actual survey of such financial institution’s business operations, as (i) having liabilities that exceed its assets (each as valued and calculated in accordance with standards established by the FSC) or (ii) facing apparent difficulty in its normal operations because its liabilities exceed its assets (each as valued and calculated in accordance with standards established by the FSC) as a result of the occurrence of a major financial scandal or the accrual of non-performing loans;

•	subject to a suspension of payment of claims (including deposits) or repayment of money borrowed from other financial institutions; or

•

determined by the FSC or the DIC to be unable to make payments of claims (including deposits) or repayments of money borrowed, without external support or additional borrowings (other than borrowings accruing from ordinary course financial transactions).

-	Based on 2Q 2014, if net loss of KRW 100 billion occurs for the term, the Tier 1 common equity capital ratio, the Tier 1 capital ratio and the total Tier 1 and Tier 2 capital ratio will all decrease by 0.07%.

3.	Sanctions and Related Matters

A.	Sanctions

(1)	Institutional Sanctions

Date of Sanction	Sanctioned Party	Sanctioning Entity	Sanction	Reason for Sanction	Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
6.4.2013	The Bank	FSS	Institutional warning	- Violation of the real name financial system, wrongful processing of deposits and withdrawals, negligence in prevention of accidents	Submission for board of directors’ consideration	Instruction of duties and increased supervision of management
6.4.2013	The Bank	FSS	Monetary fine (KRW 33,200,000)

-        Incorrect handling of credit information management duties (KRW 4,500,000)

-        Violation of requirement of board of directors’ resolution with respect to an extension of credit to a specially related person of largest shareholder (KRW 25,000,000)

-        Prohibited act during credit card holder solicitations (KRW 3,700,000)

					Payment of fine	Instruction of duties and increased supervision of management

*	In addition to the sanctions above, the Bank was reviewed by the sanction deliberation committee of the FSS on September 4, 2014 for violation of the real name financial system and wrongful proposal of trust transaction conditions, and although an institutional caution (a low punishment) is anticipated as a result of the deliberation, no official notice has been received yet.

(2)	Sanctions Against Executive Officers and Employees

Date of Sanction	Sanctioning Entity	Sanctioned Party	Sanction	Reason for Sanction		Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
4.29.2010 9.10.2010	FSS	Five current and former executive officers	- One person – three month pay reduction - Four people – reprimand and caution	☐	Wrongful agreement regarding a bridge loan of a different financial institution in trust department – large amount of losses incurred	Resolution of personnel committee	Instruction of duties and increased supervision of management
				☐	Wrongful dealing of OTC derivative products (currency options)
				☐	Negligent dealing of OTC derivative products (currency options)
3.18.2011	FSS	Two current and former executive officers	Reprimand	Large amount of losses incurred due to wrongful dealing of OTC derivative products (currency options)		Resolution of personnel committee	Instruction of duties and increased supervision of management
6.4.2013	FSS	Two current executive officers	Caution	Wrongful abolishment of multiple prior electronic approval process for withdrawal of large amounts		Resolution of personnel committee	Instruction of duties and increased supervision of management

ø	Sanctioned party, sanction and reason for sanction are different by sanctioned party.

B.	Significant Matters Occurring after Submission

-	Not applicable

C.	Use of Funds from Direct Financing

(1)	Details on Usage of Funds from Public Offerings

-	Not applicable

(2)	Details on Usage of Funds from Private Placement

-	Not applicable

D.	Matters Relating to the Protection of Depositors

(1)	What is Deposit Insurance?

(A)	Prevention of Inability to Return Deposits

When a financial institution is unable to return a customer’s deposit due to the suspension of business, bankruptcy, etc., not only does the depositor incur loss, but the stability of the financial system itself is at risk. To prevent such occurrences, in December 1995, the Republic of Korea enacted the Depositor Protection Act to establish a system to protect deposits, which is referred to as the “Deposit Insurance System.”

(B)	Protection of Deposits through Insurance

The deposit insurance system protects depositors based on the basic principles of insurance. The KDIC, which was established pursuant to the Depositor Protection Act, receives insurance premium payments (i.e., deposit insurance fees) from financial institutions, thereby accumulating funds (i.e., deposit insurance funds) to pay depositors on behalf of the relevant financial institution if it becomes incapable of doing so.

(2)	Subject of Protection

(A)	Financial Products Subject to Protection

The types of products of the Bank and the (former) Peace Bank of Korea that are protected by the Depositor Protection Act are listed in the Protected Financial Products Register (as of 2012).

(B)	Financial Products that Are Not Protected

CDs, development trusts, bank issued bonds, repurchase agreements (RPs), tax deduction products of agricultural/fisheries cooperatives and performance-based trusts such as non-taxable retail trusts, workers’ trusts and special money trusts.

(3)	Protected Cases

(A)	Deposit Insurance Accident

A “deposit insurance accident” occurs when a financial institution that has subscribed for deposit insurance cannot pay its customers their deposits due to deposit payment suspension, cancellation of its business permits/licenses, dissolution or bankruptcy. Upon the occurrence of such accident, the KDIC will pay the deposit on behalf of such financial institution.

(B)	Merger between Financial Institutions and Establishment of a Financial Holding Company

Deposits of depositors are not affected in the event of a merger between financial institutions or restructuring through the establishment of a financial holding company.

(4)	Protected Amount

The following protection is provided per depositor at any one financial institution:

-	The sum of deposits and the prescribed interest, up to KRW 50 million.

(prescribed interest: the lesser of (i) contractual interest and (ii) interest determined by the KDIC after taking into consideration the average interest rate of time deposits of commercial banks with a one year maturity)

-	Per capita limits are applicable for each individual financial institution.

ø	Financial products subscribed to by the government, local governments, the Bank of Korea, the FSS, the KDIC and institutions receiving insurance protection from the KDIC are not protected.

ø	Insurance products are not protected if the insurance policyholder and premium payer are legal entities. There is an exception for retirement insurance policies.

E.	Post-Merger Matters

For details on discontinued operations due to the spin-off of the Bank’s credit card business, please refer to “III. Financial Matters Relating to the Bank – 3. Cautionary Points in Using Financial Data – C. Mergers, Spin-offs, Asset Transfers, Business Transfers.”

F.	Green Management

In accordance with Article 42(5) of the Framework Act on Low Carbon, Green Growth, the Bank was designated in 2013 as an entity managing greenhouse emissions and energy targets in the building sector (Ministry of Land, Infrastructure and Transport, Notice No. 2013-359). The greenhouse gas emission and energy usage amounts reported to the government in accordance with such are as follows:

Type	2009	2010	2011	2012	2013
Greenhouse gas emission (tCO2)	90,901	96,681	97,159	101,053	94,836
Energy usage amount (TJ)	1,316	1,465	1,451	1,611	1,463

The Bank has an upgraded greenhouse gas management system in operation. Through this system, the energy usage amount and greenhouse gas emission amount of the entire Bank is systematically managed.

G.	Risks Relating to Inappropriate Exposure of Customer Information

Following recent incidents of inappropriate exposure of customer data by certain financial institutions, data privacy has become an significant business consideration in the management of financial institutions.

According to the financial regulatory authorities, a significant amount of customer information maintained at certain commercial banks was inappropriately released to loan sales agents, and between December 2012 and December 2013, approximately 104 million units of personal data was leaked from three credit card issuers through third-party service providers.

The compromise of customer records and other security breaches may have a material adverse effect on the business, results of operation and financial condition of a financial institution, as such incidents may expose such financial institution to class action suits that may result in significant liability, increased operational expenses relating to customer service and other follow-up measures, potential liability resulting from fraudulent transactions, punitive fines by regulatory authorities, regulatory sanctions against such financial institution and its management, and loss of customer confidence as well as reputational damage.

The Bank has endeavored to safeguard customer data by stepping up its internal control process with respect to access to customer records as well as security measures for data protection.

The Bank has designated a chief privacy officer, who is responsible for overseeing and managing the processing of personal information, as the head of the customer information protection center. The guidelines on the protection of personal information, a plan for internal management, define the responsibilities, authority and roles of the personnel that conducts and manages personal information protection activities, and the Chief privacy officer according to the Personal Information Protection Act oversees, manages and monitors the establishment and implementation of personal information protection plans, regular investigation and improvement of personal information processing conditions and practice, the building of an internal control system to prevent the inappropriate exposure and abuse of personal information, etc. The chief of the head office division (e.g., customer service, marketing, business support, etc.) or branch manager is responsible for internal control activities for personal information protection, processing issues raised by information providers regarding privacy and managing and supervising the personnel that deals with personal information within the business unit.

To assist the duties of the chiefs of the head office divisions and branch managers, and to manage and monitor the personnel that deals with personal information, senior level members of each business unit have been designated to act as privacy protection managers. Privacy protection managers are subject to the supervision of the business unit’s chief or manager and conduct duties relating to the protection of personal information, including reviewing the legitimacy of personal information inquiries.

To appropriately handle personal information, the Bank has established and enforced guidelines on the protection of personal information, a plan for internal management. Material changes are immediately reflected to revise and re-implement such guidelines, and a record of such revisions is maintained.

The significance of personal information and its protection is continuously emphasized for the understanding of such privacy measures, and the privacy protection manager of each business unit becomes familiar with the related laws and the chief privacy officer’s policies with respect to such issues, and in turn, conducts regular training to personnel dealing with personal information. The compliance department conducts group/cyber training on a regular basis to general employees, personnel handling personal information and privacy protection managers (including contract employees).

The Bank has established guidelines on the handling of personal information which address the purpose of handling personal information, the applicable periods for the handling and possession of personal information, matters regarding provision and entrustment to third parties, categories of personal information, disposal of personal information, responsibilities of the chief privacy officer, changes in such guidelines, etc., which are disclosed on the Bank’s webpage for the information providers’ easy access. Revisions to such guidelines are continuously disclosed on the webpage, including the contents and timing of the revision.

In order to prevent abuse of customer information, access rights are minimized, and employees are limited to access to information that meets the purpose of the task at hand. In addition, establishment of a system for data loss prevention (“DLP”) restricts unnecessary possession of personal information files, and registration of possession is only possible with the approval of the head of the relevant business unit in unavoidable situations. Personal information files that are not approved are deleted on a regular basis.

In addition, the Bank prohibits the use of mobile storage devices such as USB drives to prevent leaks to outside sources, and the dispatch of emails or the transmission of facsimiles are permitted only with an approval process. Document files are encrypted to prevent viewing by third parties, and print-outs of customer information from online transactions are subject to masking(*) treatment to make them unidentifiable and identify the person printing out such information.

The Bank has established a system to prevent illegal Internet (smart) banking account withdrawals to protect the safety of customer assets and provides information protection training to all executive officers and employees twice a year to promote awareness of such issues.

The Bank is pursuing “ISMS” information protection certification sponsored by the Ministry of Science, ICT and Future Planning within this year and plans to adopt a fraud detection system (FDS) for Internet banking due to the recent increase in cyber fraud. Moreover, the Bank plans to segregate its Internet network at its IT center to pursue encryption of its Internet banking customer database within this year.

The Bank has acquired ISO27001 information protection certification in the areas of technology and management, such as its information protection policy, telecommunications operations, access control, information protection management, etc. for the reduction of risk in customer information protection.

Despite such efforts, however, future data breaches may have a material adverse effect on the business, results of operations and financial condition of the Bank.

I.	OVERVIEW OF THE COMPANY

1.	Overview

A.	Overview of Subsidiary Companies (as of June 30, 2014)

(Unit: KRW millions)

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Woori Bank	1.30.1899	Hoehyeon-dong, Jung-gu, Seoul, Korea	Banking	243,686,166	Holding majority of voting rights of a corporation (K-IFRS 1110)	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Card	4.1.2013	Junghak-dong, Jongno-gu, Seoul, Korea	Credit Card	4,679,202	Holding majority of voting rights of a corporation (K-IFRS 1110)	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori FIS	4.17.1989	Sangam-dong, Mapo-gu, Seoul	Finance IT System	332,223	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Private Equity	10.21.2005	Sejong-daero136, Jung-gu, Seoul	Other Financial Service	41,290	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
Woori Investment Bank	6.29.1974	Geumnamno 5-ga, Dong-gu, Gwangju, Korea	Finance Investment	860,226	De facto control (K-IFRS 1110)	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Finance Research Institute	12.26.2012	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	3,739	Holding majority of voting rights of a corporation (K-IFRS 1110)	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Credit Information	3.15.1991	Supyo-dong, Jung-gu, Seoul, Korea	Credit collection	31,414	Holding majority of voting rights of a corporation (K-IFRS 1110)	—

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Woori America Bank	1.27.1984	New York, USA.	Banking	1,228,163	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
PT. Bank Woori Indonesia	6.18.1992	Jakarta, Indonesia	Banking	666,804	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Global Markets Asia Limited	10.3.2006	Queen’s Road, Hong Kong	Banking	184,475	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Bank China Ltd.	11.12.2007	Beijing, China	Banking	3,414,199	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
ZAO Woori Bank	10.18.2007	Moscow, Russia	Banking	201,035	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Brazil Bank	9.25.2012	Sao Paolo, Brazil	Banking	143,993	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Korea BTL Infrastructure Fund	5.19.2006	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	651,973	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Fund Service	4.6.2011	Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea	Other Financial Service	2,694	Same as above	—
Kumho Trust 1st Co., Ltd.	9.18.2007	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	69,430	De facto control (Control and fluctuating profit, K-IFRS 1110)	Applicable (total assets for the previous year exceeds KRW 50 billion)

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Woori IB Global Bond Co., Ltd	8.23.2007	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	208,385	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Consus Eighth Co., Ltd.	9.13.2006,	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	16	Same as above	—
Asiana Saigon Co., Ltd.	8.2.2006	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	45,151	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Andong Raja 1st Inc.	8.31.2007	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	12,222	Same as above	—
Kamco Value Recreation 1st Securitization Specialty Co., Ltd	8.3.2009	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	61,240	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Hermes STX Co., Ltd.	11.29.2010	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	179	Same as above	—
BWL First Co., LLC	11.15.2010	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	79,784	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Poongsan LLC	4.13.2011	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	41,880	Same as above	—
Pyeongtaek Ocean Sand LLC	4.13.2011	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	44,822	Same as above	—
Heights Third Co.,Ltd.	12.15.2005	Euljiro 2-ga, Jung-gu, Seoul, Korea	Other Financial Service	607	Same as above	—
Jeonju Iwon Ltd.	10.11.2006	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	186	Same as above	—
Wonju I-one Inc.	11.20.2006	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	9	Same as above	—
Deogi Dream Fourth Co., Ltd	9.20.2007	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	348	Same as above	—

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
W Synergy 1st Co., Ltd.	12.20.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	9,203	Same as above	—
New Year Eighth Co., Ltd.	5.7.2014	Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Heoreum Short-Term 15th	1.4.2000	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	58	De facto control (Bearing the majority of risks or profit, K-IFRS 2012, paragraph 10)	—
G5 Pro Short-Term 13th	10.31.2001	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	489	Same as above	—
G6 First Class Mid-term E-203	10.31.2001	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	1	Same as above	—
G15 First Class Mid-term C-151	10.31.2001	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	4	Same as above	—
D First Class Mid-term C-151	10.18.1999	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	3	Same as above	—
Woori Milestone Private Real Estate Fund No.1	12.3.2005	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	302	Holding majority of voting rights of a corporation (K-IFRS 1110)	—
Consus Sakhalin Real Estate Investment Trust 1st	4.5.2007	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	59,391	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Partner Plus Private Equity Securities 4th	12.31.2009	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	409,539	De facto control (Bearing the majority of risks or profit, K-IFRS 2012, paragraph 10)	Applicable (total assets for the previous year exceeds KRW 50 billion)
Hyundai Platinum Private Equity Securities W-3	7.18.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,636	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Phoenix Sky Private Equity Securities 15th	7.18.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	20,253	Same as above	—

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Samsung Plus Private Equity Securities 24th	7.18.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,569	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
HDC Private Equity Securities Investment Trust 10th	8.6.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,579	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
ING Lion Private Equity Securities 47th	8.6.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,565	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
LS Leading Solution Private Equity Securities 126th	8.21.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,602	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Shinhan BNPP Corporate Private Equity Securities 32nd	8.21.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,526	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Hyundai Advantage Private Equity Securities 17th	8.22.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	9,773	Same as above	—
Mirae Asset Triumph Private Equity Securities 21st	8.27.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,464	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Meritz Prime Private Equity Securities 95th	8.6.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,547	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Hi Good Choice Private Equity Securities 8th	9.5.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	20,201	Same as above	—

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
HDC Private Equity Securities Investment Trust 10th	9.5.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	20,199	Same as above	—
Woori Partner Plus Private Equity Securities 13th	9.3.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	301,722	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Phoenix Sky Private Equity Securities 16th	11.21.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	50,217	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Hanwha Private Equity Securities No. 65	11.21.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	51,212	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Hanwha Private Equity Securities No. 67 (Bond)	12.23.2013	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	51,034	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
HDC New Star Private Equity Securities 24th	1.21.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Hana UBS Private Equity Securities 8th	1.28.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
Eugene Pride Private Equity Securities 40th	1.28.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
LS Leading Solution Private Equity Securities 129th	1.28.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
Kyobo Axa Active Long Short 30 Private Equity 1st	3.21.	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
KB Market Long Short Private Equity Securities 1st	2.24.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Yuri WB Private Equity Securities 7th	3.4.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
IBK Panorama Private Equity Securities 54th	3.4.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
Heungkuk Multi Private Equity Securities H-8	3.7.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
Hyundai Platinum Private Equity Securities W-4	3.7.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	Applicable (subsidiary is considered to have a material effect on the parent)
Hyundai Smart Dream Private Equity Securities 14th	3.21.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Mirae Asset Triumph Private Equity Securities 26th	4.17.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Hyundai Platinum Private Equity Securities W-5	4.17.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
LS Leading Solution Private Equity Securities 133th	4.17.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
KDB Private Equity Securities Investment Trust WB-6	4.23.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Shinhan BNPP Corporate Private Equity Securities 37th	4.23.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
NH-CA New Private Equity Securities Investment Trust 12-63	5.3.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Eugene Pride Private Equity Securities 43rd	5.3.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Yuri WB Private Equity Securities 8th	5.3.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Mirae Asset Triumph Private Equity Securities 29th	6.3.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—

Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Yuri WB Private Equity Securities 9th	6.3.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Asset Plus Private Equity Securities Investment Trust 18th	6.16.2014	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	—	Same as above	—
Woori Bank Principal Protected Trust and Principal Protected Trust	2.1.1984	Hoehyeon-dong, Jung-gu, Seoul, Korea	Other Financial Service	1,389,082	Same as above	Applicable (total assets for the previous year exceeds KRW 50 billion)
Woori Private Investment	7.6.2006	136, Sejong-daero, Jung-gu, Seoul, Korea	Private Investment	45,129	De facto control (Control and fluctuating profit, K-IFRS 1110)	—
Woori EL Co., Ltd.	12.24.2007	136, Sejong-daero, Jung-gu, Seoul, Korea	Other Financial Service	27	Holding majority of voting rights of a corporation (K-IFRS 1110)	—
My Asset Manhattan Private Equity Real Estate Trust 1st	7.21.2009	Hoehyeon-dong, Jung-gu, Seoul, Korea	Profitable Securities	170	Same as above	—
Sahn Eagle LLC	5.26.2009	Delaware, USA	Other Financial Service	7,092	Same as above	—

1.	The Bank’s Bank Principal Guaranteed Trust and Principal and Interest Guaranteed Trust are indicated as a single consolidated company.

B.	Legal Name of the Company

-	Woori Finance Holdings Co., Ltd.

C.	Date of Establishment

-	April 2, 2001

D.	Address, Telephone Number, Website of Head Office

-	Address: 51, Sogong-ro, Jung-gu, Seoul (203, 1-ga, Hoehyun-dong)

-	Phone Number: 02)2125-2000

-	Website: http://www.woorifg.com/

E.	Regulatory Framework for the Operation of the Entity’s Business

-	The Financial Holding Companies Act

F.	Classification as a Small- and Medium-Sized Enterprise

-	Not applicable

G.	Overview of Main Business

-	Holding Company Business

The Company is engaged in the business management of its subsidiaries by providing business goals and approving business plans, pursuant to which it bases its evaluation of business performance, decision-making on compensation and corporate governance and inspection of duties and financial condition. In addition, the Company conducts funding activities to support its subsidiaries through various channels.

-	The businesses of the subsidiaries (as of June 30, 2014)

Line of Business	Description	Affiliated Companies
Banking	Extending loans to and receiving deposits from customers and conducting related operations	Woori Bank

Credit card	Business of credit cards, cash advances, card assets, etc. and conducting related operations	Woori Card

Merchant banking	Loan and deposit operations through merchant bank products, securities, international finance, leases, etc.	Woori Investment Bank

Private equity	Investment advisory services and operations as investment manager of private equity funds (PEF)	Woori Private Equity

IT	Development, sales and maintenance services for financial IT system, etc.	Woori FIS

Other	Management research and consulting services, etc.	Woori Finance Research Institute

H.	Affiliated Companies

The Company is part of the Group, and as of June 30, 2014, the Group consists of 19 companies – one holding company, six first-tier subsidiaries and 12 second-tier subsidiaries.

(As of June 30, 2014)

Classification	Company Name	Controlling Company	Remarks
Holding Company	Woori Finance Holdings Co., Ltd.	KDIC	1 company

First Tier Subsidiaries	Woori Bank (equity ownership 100.0%)	The Company	6 companies
Woori Card (equity ownership 100.0%)
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)

Second Tier Subsidiaries	Woori Credit Information (equity ownership 100.0%)	The Bank	9 companies
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Indonesia (equity ownership 95.18%)
Korea BTL Infrastructure Fund (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Bank China Ltd. (equity ownership 100.0%)
ZAO Woori Bank (equity ownership 100% 1 share)
Woori Fund Service (equity ownership 100.0%)
Woori Brazil Bank (equity ownership 100% 1 share)
	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity No. 1 Private Equity Fund (equity ownership 4.95%)
Woori Columbus No. 1 Private Equity Fund (equity ownership 1.95%)

*	The Company and Woori Investment Bank are listed on the KRX KOSPI Market.
1.	On September 25, 2012, Woori Brazil Bank was included as a second-tier subsidiary. The Bank owns a 100% (less one share) stake in Woori Brazil Bank.

2.	On November 2, 2012, Woori Columbus No.1 Private Equity Fund, to which Woori Asset Management contributed 1.96% of the capital and serves as its managing member, was included as a second-tier subsidiary.
3.	On December 26, 2012, Woori Finance Research Institute was incorporated and became a wholly-owned subsidiary.
4.	On April 1, 2013, Woori Card was added as a first-tier subsidiary.
5.	On June 21, 2013, the inclusion of Kumho Investment Bank as a first-tier subsidiary was approved by the FSC, and Two Eagles KIB LLC and Two Eagles LLC, both controlled by Kumho Investment Bank, were also included as second-tier and third-tier subsidiaries, respectively.
6.	On March 20, 2014, Woori Financial was disaffiliated from the Company as a result of the sale of the Company’s equity stake to KB Financial Group.
7.	On April 29, 2014, Two Eagles KIB LLC & Two Eagles LLC were disaffiliated from the Company.
8.	On May 1, 2014, Kwangju Bank and Kyongnam Bank were disaffiliated from the Company as a result of a spin-off.
9.	On May 2, 2014, Woori Asset Management was disaffiliated from the Company as a result of the sale of the Company’s equity stake to Kiwoom Securities. The related second-tier subsidiaries, POSCO Woori EIG Global Private Equity Fund, KEPCO Woori Sprott Global PEF, KEPCO Woori Sprott Global Overseas Resource Development PEF, were also disaffiliated from the Company.
10.	On May 7, 2014, Woori F&I was disaffiliated from the Company as a result of the sale of the Company’s equity stake to Daishin Securities. The related 42 second-tier subsidiaries, including Woori AMC, were also disaffiliated from the Company.
11.	On June 27, 2014, Woori Investment & Securities was disaffiliated from the Company as a result of the sale of the Company’s equity stake to NongHyup Financial Group Inc. The related 14 second-tier subsidiaries, including Woori Futures, were also disaffiliated from the Company.
12.	On June 27, 2014, Woori Aviva Life Insurance was disaffiliated from the Company as a result of the sale of the Company’s equity stake to NongHyup Financial Group Inc.
13.	On June 27, 2014, Woori FG Savings Bank was disaffiliated from the Company as a result of the sale of the Company’s equity stake to NongHyup Financial Group Inc.

I.	Matters Relating to Credit Ratings

(1)	Ratings by Domestic Credit Agencies

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
1.30.2012	Corporate Bonds	AAA	Korea Ratings (AAA~D)	Official
1.30.2012	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official
2.28.2012	Hybrid Bonds	AA	KIS Ratings (AAA~D)	Official
2.28.2012	Hybrid Bonds	AA	Korea Ratings (AAA~D)	Official
6.13.2012	Corporate Bonds	AAA	Korea Ratings (AAA~D)	Official
6.13.2012	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official
8.6.2012	Corporate Bonds	AAA	Korea Ratings (AAA~D)	Official
8.6.2012	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official
10.17.2012	Corporate Bonds	AAA	KIS Ratings (AAA~D)	Official
10.17.2012	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official
2.26.2013	Corporate Bonds	AAA	KIS Ratings (AAA~D)	Official
2.26.2013	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official
7.15.2013	Corporate Bonds	AAA	KIS Ratings (AAA~D)	Official
7.15.2013	Corporate Bonds	AAA	Korea Ratings (AAA~D)	Official
9.23.2013	Corporate Bonds (Subordinated)	AA+	Korea Ratings (AAA~D)	Official
9.23.2013	Corporate Bonds (Subordinated)	AA+	NICE Ratings (AAA~D)	Official
10.18.2013	Corporate Bonds (Subordinated)	AA+	Korea Ratings (AAA~D)	Official
10.18.2013	Corporate Bonds (Subordinated)	AA+	KIS Ratings (AAA~D)	Official
1.9.2014	Corporate Bonds	AAA	Korea Ratings (AAA~D)	Official
1.9.2014	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official
2.11.2014	Corporate Bonds	AAA	KIS Ratings (AAA~D)	Official
2.11.2014	Corporate Bonds	AAA	NICE Ratings (AAA~D)	Official

(2)	Ratings by Foreign Credit Agencies

(As of June 30, 2014)

Year	Moody’s		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
2014	—	—	—	—	—	—
2013	—	—	—	—	BBB+	F2
2012	A2	—	BBB+	A-2	BBB+	F2

1.	On October 16, 2013, Moody’s re-confirmed its A2 rating for the Company’s long-term foreign currency corporate credit rating, but simultaneously withdrew such rating due to its own business issues.
2.	On August 1, 2013, S&P re-confirmed the Company’s long-term credit rating (BBB+) and short-term credit rating (A-2) and simultaneously withdrew such ratings pursuant to the Company’s request.
3.	On March 25, 2014, Fitch re-confirmed the Company’s long-term credit rating (BBB+) and short-term credit rating (F2) and simultaneously withdrew such ratings since the Company was no longer included in the scope of its analysis.

Summary of Credit Rating Systems

1.	Domestic Credit Rating Agencies

1)	KIS Ratings

Rating	Description

AAA	An ‘AAA’ rating indicates the strongest capacity for timely repayment.

AA	An ‘AA’ rating indicates very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.

A	An ‘A’ rating indicates strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.

BBB	A ‘BBB’ rating indicates that capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.

BB	A ‘BB’ rating indicates that the capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.

B	A ‘B’ rating indicates lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.

CCC	A ‘CCC’ rating indicates lack of capacity for even current repayment and high risk of default.

CC	A ‘CC’ rating indicates greater uncertainties than higher ratings.

C	A ‘C’ rating indicates high credit risk and lack of capacity for timely repayment.

D	A ‘D’ rating indicates insolvency.

*	“+” or “-” modifier can be attached to ratings through AA to B to differentiate ratings within broader rating categories.

2)	NICE Ratings (f/k/a Hanshin Investor Services Co. Ltd.)

Rating	Description

AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.

AA	Obligor’s capacity to meet financial commitments is very strong but somewhat less than AAA, and is not significantly vulnerable to foreseeable changes in circumstances and economic conditions. Credit risk regarding the obligor is very low.

A	Obligor’s capacity to meet financial commitments is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than obligors in the higher-rated categories.

BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.

Rating	Description
BB	Obligor’s capacity to meet financial commitments may be moderate but has speculative characteristics. Adverse economic conditions or changing circumstances could lead to obligor’s inadequate capacity to meet its financial commitments. Credit risk regarding the obligor is moderate.

B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics. The obligor is contingent upon a sustained and favorable circumstances and economic conditions.

CCC	Obligor’s capacity to meet financial commitments is currently vulnerable, and may contain possibility of default.

CC	Obligor’s capacity to meet financial commitments is currently highly vulnerable and is more susceptible to adverse economic conditions or changing circumstances than higher ratings.

C	Obligor’s capacity to meet financial commitments is currently highly vulnerable and the obligor is regarded to have little chance of recovery.

D	All financial obligations of an issuer are considered in default.

*	+/- notations are to be used on grade AA~CCC to elaborate the ranks.

3)	Korea Ratings

Rating	Description
AAA	Capacity for timely payment is extremely strong.

AA	Capacity for timely payment is very strong, but somewhat less than ‘AAA.’

A	Capacity for timely payment is strong, but somewhat susceptible to external changes in the future.

BBB	Capacity for timely payment is adequate, but more likely to be weakened by future market changes.

BB	Capacity for timely payment faces no immediate problems, but speculative in its future stability.

B	Capacity for timely payment is poor and speculative.

CCC	Contain the possibility of default.

CC	Contain more possibility of default.

C	Highly likely default.

D	In default at the present time.

*	The ratings from ‘AA’ to ‘B’ may be modified by the addition of a plus(+) or minus(-) sign to show relative standing within the major rating categories.

2.	Overseas Credit Rating Agencies

Type		Moody’s	S&P	Fitch
Long-term	Investment Grade	Aaa ~ Baa3 (10 grades)	AAA ~ BBB - (10 grades)	AAA ~ BBB - (10 grades)
	Speculation Grade	Ba1 ~ C (11 grades)	BB+ ~ SD & D (12 grades)	BB+ ~ RD & D (10 grades)
Short-term	Investment Grade	P-1 ~ P-3 (3 grades)	A-1+ ~ A-3 (4 grades)	F1+ ~ F3 (4 grades)
	Speculation Grade	NP (1 grade)	B-1 ~ SD & D (5 grades)	B ~ RD & D (3 grades)

Long-term Credit Ratings

Type	Moody’s	S&P	Fitch	Description
Investment Grade	Aaa	AAA	AAA	Highest stability for timely payment (Best)
	Aa1	AA+	AA+	High grade but somewhat lower than Aaa (High Quality)
	Aa2	AA	AA
	Aa3	AA-	AA-
	A1	A+	A+	Current stability is adequate but may deteriorate in the future (Upper-Medium Grade)
	A2	A	A
	A3	A-	A-
	Baa1	BBB+	BBB+	Capacity for timely payment is possible but speculative in its future stability (Medium Grade)
	Baa2	BBB	BBB
	Baa3	BBB-	BBB-

Speculation Grade	Ba1	BB+	BB+	Medium-level stability of timely payment and speculative in its future stability (Partially Speculative)
	Ba2	BB	BB

Type	Moody’s	S&P	Fitch	Description
	Ba3	BB-	BB-
	B1	B+	B+	Low stability of timely payment (Speculative)
	B2	B	B
	B3	B-	B-
	Caal	CCC+	CCC	Possibility of default (Maybe in Default)
	Caa2	CCC
	Caa3	CCC-
	Ca	CC	CC	High possibility of default (Often in Default)
	C	C	C	Lowest grade (Extremely Poor)
	—	SD & D	RD & D	Insolvency or possibility of insolvency (Bankruptcy)

Short-term Credit Ratings

Type	Moody’s	S&P	Fitch	Description
Investment Grade	P-1 (Prime-1)	A-1+	F1+	Short-term repayment capacity is extremely strong
		A-1	F1
	P-2 (Prime-2)	A-2	F2	High grade but lower than Prime-1; highly susceptible to economic conditions and operating environment
	P-3 (Prime-3)	A-3	F3	Short-term capacity for timely payment is adequate, but highly likely to be weakened

Speculation Grade	NP (Not Prime)	B-1	B	Speculation grade with doubtful short-term capacity for timely payment
B-2
B-3
		C	C	Possible to fail to redeem short-term payment.
		SD & D	RD & D	Possibility of default

2.	Company History

The period subject to public disclosure in this section is the most recent five business years. Any significant changes that took place during such time period are as follows. For continuity purposes, certain data contains information from dates prior to the most recent five business years.

A.	Address of the Head Office

-	51, Sogong-ro, Jung-gu, Seoul (203, 1-ga, Hoehyun-dong)

B.	Significant Changes in Management

March 2001 ~ March 2004	CEO Byung-Chul Yoon (1st)
March 2004 ~ March 2007	CEO Young-Ki Hwang (2nd)
March 2007 ~ June 2008	CEO Byung-Won Park (3rd)
June 2008 ~ June 2013	CEO Pal-Sung Lee (4th, 5th)
June 2013 ~ now	CEO Soon-Woo Lee (6th)

C.	Changes to the Largest Shareholder

-	Please refer to “VII. Matters Relating to Shareholders of the Company – 2. Changes in Largest Shareholder.”

D.	Mergers, Etc. of the Company

Date	Event
12.31.2001	Peace Bank of Korea spun off and merged into the Bank; launch of Woori Credit Card
7.31.2003	Woori Investment Bank acquired by and merged into the Bank
3.31.2004	Woori Credit Card spun off and merged into the Bank and Kwangju Bank
6.18.2004	Through a comprehensive equity exchange between the Company and Woori Securities, a subsidiary of the Company, Woori Securities became a wholly-owned subsidiary of the Company (i.e., acquisition of the remaining 47%)

Date	Event
12.24.2004	Acquired LG Investment & Securities and incorporated as a subsidiary
3.31.2005	Merger between LG Investment & Securities, a subsidiary of the Company, and Woori Securities (Surviving entity: LG Investment & Securities (name of company after merger was changed from: LG Investment & Securities to Woori Investment & Securities))
5.6.2005	Second-tier subsidiary LG Investment Trust Management becomes a direct subsidiary (seller: Woori Investment & Securities, purchaser: the Company)
5.31.2005

Merger of LG Investment Trust Management with Woori Investment Trust Management

•    Non-surviving entity: Woori Investment Trust Management

•    Surviving entity: LG Investment Trust Management (name of the company after merger was changed from: LG Investment Trust Management to Woori Asset Management)

5.30.2006	Completed transfer of 30% stake in Woori Asset Management to Credit Suisse Asset Management International Holdings, a 100% subsidiary of Credit Suisse (changed name of company to Woori Credit Suisse Asset Management)
9.14.2007	Acquired Hanmi Capital as a subsidiary Changed name of company on October 26, 2007 to Woori Financial
4.4.2008	Acquired LIG Life Insurance as a subsidiary Name of company changed on April 1, 2008 to Woori Aviva Life Insurance
10.28.2009	Acquired remaining 30% of equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holdings and completed establishment of Woori Asset management as a wholly-owned subsidiary
3.16.2011	Woori Suhmin, wholly-owned by the Company, acquired part of the assets and liabilities of Samhwa Savings Bank, acquired a business permit under the Mutual Savings Bank Act, changed its name to Woori FG Savings Bank and was added as a subsidiary
10.5.2011	Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries
9.5.2012	Woori FG Savings Bank decided to enter into contract for transfer of assets and liabilities of Solomon Savings Bank
4.1.2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from the Bank
6.21.2013	Acquired Kumho Merchant Bank as a subsidiary upon acquisition of 41.6% equity stake
3.20.2014	Disaffiliation of Woori Financial from the Company as a result of the sale of the Company’s equity stake (52.02%) in Woori Financial (100%)
5.1.2014	Disaffiliation of Kwangju Bank and Kyongnam Bank as a result of a spin-off from the Company (spin-off date: 5.1.2014, withdrawal disclosure and registration date: 5.2.2014)
5.2.2014	Disaffiliation of Woori Asset Management from the Company as a result of the sale of the Company’s equity stake (100%) in Woori Asset Management
5.7.2014	Disaffiliation of Woori F&I from the Company as a result of the sale of the Company’s equity stake (100%) in Woori F&I
6.27.2014	Disaffiliation of Woori Investment & Securities (based on common shares, 37.85%), Woori Aviva Life Insurance (51.58%), Woori FG Savings Bank (100%) as a result of the sale of the Company’s equity stake in the three subsidiaries

E.	Other Major Developments Relating to Business Activities

Date	Description
3.24.2001	Approval for establishment of the Company
3.27.2001	Registration for establishment of the Company (capital: KRW 3,637,293,045,000)
4.2.2001	Launch of the Company
9.29.2001	Added Woori Finance Information System as a subsidiary
11.16.2001	Establishment of Woori F&I
12.3.2001	Added Woori F&I (former Woori Financial Asset Management) as a subsidiary
3.29.2002	Added Woori Investment Trust Management as a subsidiary
6.11.2002	Capital increase by public offering (capital after increase: KRW 3,817,293,045,000)
6.24.2002	Listing on stock exchange (90,000,000 shares, KRW 6,800 per share)
7.29.2002	Added Woori Securities as a subsidiary
9.5.2002	Execution of a strategic investment contract for management of non-performing assets with Lehman Brothers amounting up to USD 1 billion
9.29.2003	Listing on NYSE

Date	Description
3.30.2004	Inauguration of second management team of Company (CEO and president: Young-Ki Hwang)
11.4.2004	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,923,712,365,000)
12.2.2004	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,963,690,430,000)
12.21.2004	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,982,277,790,000)
2.17.2005	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 3,999,683,655,000)
3.11.2005	New shares issued upon conversion of convertible bonds (capital after conversion: KRW 4,030,076,700,000)
9.5.2005	Capital reduction for consideration and retirement of treasury stock of Woori Asset Management leading to wholly-owned subsidiary status (equity ownership 100%)
10.21.2005	Establishment of Woori Private Equity, added as a subsidiary (100% equity ownership)
10.27.2005	Termination of joint investment relationship with Lehman Brothers
2.23.2006

Second tier subsidiary Woori CA Asset Management entered joint investment relationship with Shinsei Bank

(subsidiary Woori F&I transferred 49% of the 100% equity it owned in Woori CA Asset Management to Shinsei Bank)

4.11.2006	Execution of JV contract to transfer 30% stake in Woori Asset Management to Credit Suisse’s wholly-owned subsidiary Credit Suisse Asset Management International Holding
3.30.2007	Inauguration of third management team of Company (CEO and president: Byung-Won Park)
6.27.2008	Inauguration of fourth management team of Company (CEO and president: Pal-Sung Lee)
4.29.2009	Termination of Woori CS Asset Management joint venture with Credit Suisse Name of company changed to Woori Asset Management (May 30, 2009)
10.05.2011	Completed conversion of Kwangju Bank and Kyongnam Bank into wholly-owned subsidiaries of Woori Finance Holding Co., Ltd. (100% equity ownership)
11.29.2011	With acquisition of newly issued paid-in shares of Woori Investment & Securities, equity ownership increased to 37.85% (based on common shares)
7.30.2012	With acquisition of newly issued paid-in shares of Woori Financial, equity ownership changed to 52.02%
10.9.2012	Woori Finance Research Center, which the Company contributed 100% of equity, was added as subsidiary
6.14.2013	Inauguration of sixth management team of Company (CEO and president: Soon-Woo Lee)
6.17.2014	With acquisition of newly issued paid-in shares of Woori Investment Bank, equity ownership increased to 58.15%

[Matters Relating to Major Consolidated Companies]

<The Bank>

A.	Mergers, Etc. of the Company

-	Spun off the Bank’s credit card business on April 1, 2013

B.	Other Management Arrangement and Related Major Issues

Date	Description
3.21.2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”
5.24.2010	Woori Bank China Ltd. executed comprehensive business agreement with Chinese Export Insurance Corporation.
11.29.2010	Woori Bank certified as ISO 27001 for full IT service area.

Date	Description
4.18.2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs.
8.24.2011	Internet banking reached 10 million customers.
4.25.2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years.
8.30.2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily.
9.25.2012	Woori Brazil Bank began business.
10.11.2012	Selected as “Top Financial Institution for Anti Money Laundering”.
11.7.2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily.
11.29.2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”.
12.6.2012	Awarded “2012 Grand Prize for Small Loan Financing”.
12.13.2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”.
1.17.2013	Awarded Grand Prize for Top Customer Service.
3.27.2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years.
4.1.2013	Spun off its credit card business.
6.14.2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of the Company.
6.27.2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years.
10.4.2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”.
12.19.2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS.
1.3.2014	Awarded final approval to acquire Indonesia’s Saudara Bank.
Awarded “2014 Grand Award for Customer Service”.
1.9.2014	115th anniversary of the establishment of the Bank.
2.21.2014	Awarded Grand Prize for “Republic of Korea Top Bank”.
3.26.2014	The Bank re-selected as “the main bank for the City of Seoul”.
3.29.2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”.
4.1.2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture.
4.17.2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments.
4.24.2014	Ministry of Justice as the exclusive bank for providing services to immigrants investing in public projects.
Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion).
5.8.2014	Selected by the Ministry of Land, Infrastructure and Transport and Korea Housing Guarantee Co., Ltd. as the exclusive financial institution handling “standard PF loans”.
5.21.2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014.
5.29.2014	Executed business agreement with the Patent Office for promotion of IP finance.
6.2.2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”.
6.26.2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”.
7.28.2014	The Company’s board of directors approves the merger between the Company and the Bank.

<Woori Card>

A.	Other Major Developments Relating to Business Activities

Date	Description
4.7.1982	Establishment of Bank Credit Card Association (Hanil Bank, Commercial Bank of Korea, Cho Hung Bank, Jeil Bank, Seoul Bank).
6.7.1982	Commenced the Bank’s credit card business.
9.7.1983	Establishment of BC Card Co., Ltd.
1.29.2001	Issued “Hanvit Moa Card,” the first independent card issued by a BC Card member bank.
1.2.2002	Establishment of Woori Credit Card (merged the credit card business of Hanvit Bank with the spin-off banking division of Peace Bank of Korea)
3.31.2004	Woori Credit Card was spun-off and merged with the Bank and Kwangju Bank.

Date	Description
5.7.2007	Launched “Woori VCard.”
6.19.2008	“Woori VCard” acquires 3 million customers in record time.
10.1.2010	Commenced development of next generation system for credit cards.
6.1.2012	Completed development of next generation system for credit cards.
4.1.2013	Woori Card was incorporated as a wholly-owned subsidiary of the Company following a spin-off from the Bank.

<Woori Investment Bank>

A.	Change in Company Name

Date	Before	Now
10.2.2013	Kumho Investment Bank	Woori Investment Bank Co., Ltd.

B.	Major Developments Relating to Business Activities

Date	Description
4.22.2013	- Capital reduction (3.3:1 reduction without consideration)
6.21.2013	- Capital increase for consideration (public offering after shareholder allocation) Incorporated as a subsidiary company of the Company
10.21.2013	- Change in listing (change in company name)
6.17.2014	- Capital increase for consideration (public offering with priority to shareholders)

<Woori FIS>

A.	Change in Company Name

Date	Description
4.17.1989	Established Hanil Un System
9.30.1999	Changed name to Hanvit Un System and merged with Sangun System
9.28.2001	The Company acquired 100% of (former) Hanvit Un System from (former) Hanvit Bank to incorporate as a subsidiary company
10.15.2001	Changed name to Woori Financial Information System Ltd. and incorporated as a finance IT-specialized subsidiary of the Company
5.1.2011	Changed name to Woori FIS

B.	Major Developments Relating to Business Activities

Date	Description
2009

- Renewed total ITO agreement with Woori Bank/Kyongnam Bank/Kwangju Bank

- Executed ITO agreement with Woori Aviva Life Insurance

- Obtained patent for “Data Quality Control System Using Data Source Type Code”

- Acquired CMMI Level 4 certification, an internationally recognized quality standard for software development IT service

2010

- Established motto of “SMART WAVE”

- Acquired ISO 27001 certification for entire IT service

- Acquired S level for 2010 Certified Family Friendly Management

- Executed IT Infra consignment management agreement with Woori Investment & Securities

- Executed total maintenance agreement with Korea Export/Import Bank

- Received 2010 Grand Prize for Global Standard Quality Management

- Completed migration of the Group’s data center

2011

- Awarded 2011 Outstanding Family Friendly Company

- Acquired CMMI Level 5 certification, an internationally recognized quality standard for software development IT service

- Awarded 2011 Grand Prize for Global Standard Quality Management for two consecutive years

- Executed ITO agreement with Woori Aviva Life Insurance

Date	Description
- Executed total ITO agreement with Woori FG Savings Bank - Established relationship with Gangwha Neungahn village in Incheon

2012

- Completed total platform for Smart devices

- Completed Woori Card IT system

- Conducted “Smart Wave Camp for communication and unity”

- Completed step 2 of the Bank’s comprehensive trading system

- Received 2013 Grand Prize for Global Standard Quality Management for three consecutive years

2013

- Re-established the Bank’s internet banking system

- Upgraded Kwangju Bank’s login system

- Opened Kyongnam Bank’s Smart banking phase 1 (for individuals)

- Opened Kyongnam Bank’s Smart banking phase 1(for institutions)

- Opened universal account management system for the Group

- Completed establishment of identification and image management system for Kwangju Bank

- Completed establishment of Danggeun story alarm system for the Bank

- Completed establishment of BPR System for Kyongnam Bank

2014	- Completed establishment of the Bank’s National Pension Service depository system - Completed establishment of Woori Card’s Smart application

<Woori Private Equity>

A.	Major Developments Relating to Business Activities

Date	Description
10.21.2005	Establishment of Woori Private Equity and incorporated as a subsidiary of the Company (100 % equity ownership)

<Woori Finance Research Institute>

A.	Major Developments Relating to Business Activities

Date	Description
12.26.2012	Establishment of Woori Finance Research Institute

3.	Changes in Capital

A.Increase	(Decrease) in Capital

(As of June 30, 2014)	(Unit: KRW, Shares)

Date of Share Issuance (Reduction)	Type of Issuance (Reduction)	Description of Shares Issued (Reduced)
		Type of Shares	Quantity	Par Value Per Share	Issue (Reduced) Price Per Share	Remarks
3.27.2001	—	Common Shares	727,458,609	5,000	5,000	Established
5.31.2002	Exercise of warrants	Common Shares	165,782	5,000	5,000	—
6.12.2002	Capital increase for consideration (ordinary public offering )	Common Shares	36,000,000	5,000	6,800	Ratio of increase: 0.0494
6.30.2002	Exercise of warrants	Common Shares	1,416,457	5,000	5,000	—
9.30.2002	Exercise of warrants	Common Shares	2,769,413	5,000	5,000	—
12.31.2002	Exercise of warrants	Common Shares	4,536	5,000	5,000	—

Date of Share Issuance (Reduction)	Type of Issuance (Reduction)	Description of Shares Issued (Reduced)
		Type of Shares	Quantity	Par Value Per Share	Issue (Reduced) Price Per Share	Remarks
3.31.2003	Exercise of warrants	Common Shares	1,122	5,000	5,000	—
6.30.2003	Exercise of warrants	Common Shares	7,688,991	5,000	5,000	—
6.18.2004	—	Common Shares	8,571,262	5,000	8,902	*
11.4.2004	Exercise of conversion rights	Common Shares	666,301	5,000	5,380	—
12.2.2004	Exercise of conversion rights	Common Shares	7,995,613	5,000	5,380	—
12.21.2004	Exercise of conversion rights	Common Shares	3,717,472	5,000	5,380	—
2.17.2005	Exercise of conversion rights	Common Shares	3,481,173	5,000	5,588	—
3.11.2005	Exercise of conversion rights	Common Shares	5,914,180	5,000	7,313	—
3.11.2005	Exercise of conversion rights	Common Shares	164,429	5,000	7,228	—
5.1.2014	Capital reduction	Common Shares	129,736,969	5,000	5,135	Capital reduction due to spin-off of regional banks

*	Price per share applied in the calculation of the exchange ratio for share of Woori Securities (one share of Woori Securities was exchanged into 0.55 shares of the Company).

B.	Issuances of Convertible Bonds

-	No outstanding balance

4.	Total Number of Shares, Etc.

A.	Total Number of Shares

(As of June 30, 2014)			(Unit: Shares)
	Type of Shares			Remarks
Category	Common Shares	Preferred Shares	Total
I. Total number of authorized shares	2,400,000,000	—	2,400,000,000	—
II. Total number of shares issued to date	806,015,340	—	806,015,340	—
III. Total number of shares decreased to date	129,736,969	—	129,736,969	—
1. Capital reduction	—	—	—	—
2. Share retirement	—	—	—	—
3. Redemption of redeemable shares	—	—	—	—
4. Other	129,736,969	—	129,736,969	*
IV. Total number of shares issued (II-III)	676,278,371	—	676,278,371	—
V. Number of treasury shares	29,157	—	29,157	—
VI. Number of outstanding shares (IV-V)	676,249,214	—	676,249,214	—

*	Decrease due to spin-off of regional banks

B.	Acquisitions and Disposals of Treasury Shares

(As of June 30, 2014)	(Unit: Shares)

Method of Acquisition			Type of Shares	Beginning Balance	Change in Quantity			Ending Balance	Remarks
					Acquired (+)	Disposed (-)	Cancelled (-)
Acquired within possible range of profits from dividends	Direct acquisitions	Direct acquisition on exchange	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
		Direct OTC acquisition	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
		Tender offer	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
		Subtotal (A)	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
	Acquisitions from trust agreement	Quantity held by trustee	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
		Quantity held in-kind	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
		Subtotal (B)	Common	—	—	—	—	—	—
			Preferred	—	—	—	—	—	—
Other acquisitions (C)			Common	2,000	27,480	(323)	—	29,157	—
			Preferred	—	—	—	—	—	—
Total (A+B+C)			Common	2,000	27,480	(323)	—	29,157	—
			Preferred	—	—	—	—	—	—

1.	Beginning balance (2,000 shares): Acquired due to fractional shares resulting from the exchange offer by Woori Securities.
2.	Acquired quantity in “Change in Quantity” (27,480 shares): Acquired due to fractional shares resulting from spin-off of regional banks.
3.	Disposed quantity in “Change in Quantity” (323 shares): Decreased in accordance with the spin-off ratio for the treasury shares held during spin-off of regional bank (KNB/KJB Finance Holdings shares allocated)

C.	Shares Other Than Common Shares

-	Not applicable

5.	Voting Rights

(As of June 30, 2014)	(Unit: Shares)

Category	Type of Shares	Number of Shares	Remarks
Total number of shares issued (A)	Common	676,278,371	—
	Preferred	—	—

Number of shares without voting rights (B)	Common	—	—
	Preferred	—	—

Number of shares which voting rights are excluded pursuant to the articles of incorporation (C)	Common	—	—
	Preferred	—	—

Number of other shares for which voting rights are limited by law (D)	Common	29,157	—
	Preferred	—	—

Number of shares for which voting rights have been restored (E)	Common	—	—
	Preferred	—	—

Number of shares for which voting rights may be exercised (F = A - B - C - D + E)	Common	676,249,214	—
	Preferred	—	—

6.	Dividend Information

A.	Dividend Information

-	No significant information

B.	Dividend Information for the Past Three Years

Item		1H 2014	2013	2012
Par value per share (KRW)		5,000	5,000	5,000
Net profit (KRW millions)		(537,688)	1,583,580	2,136,828
Earnings per share (KRW)		(667)	1,965	2,651
Total cash payout (KRW millions)		0	201,503	201,503
Total stock dividends (KRW millions)		—	—	—
Cash dividend payout ratio (%)		0	12.72	9.43
Cash dividend yield (%)	Common Shares	0	2.1	2.6
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (KRW)	Common Shares	0	250	250
	Preferred Shares	—	—	—
Stock dividend per share (KRW)	Common Shares	—	—	—
	Preferred Shares	—	—	—

1.	Net income is based on K-IFRS consolidate financial statements.

C.	Participating Bonds

-	Not applicable

II.	DESCRIPTION OF BUSINESS OF THE COMPANY

1.	Overview of Business

A.	Current Status of the Industry

(1)	Main Domestic and Foreign Economic Trends

Despite increased geopolitical risks, the global economy has continued its gradual recovery in 2014 focused on developed countries with a positive annual growth rate for the first time in three years, which is expected to be around 3.5%.

The U.S. economy is expected to record a growth rate of just below 2% for the year 2014. The abnormally frigid weather from December 2013 to early 2014 resulted in a negative growth rate for the first quarter (-2.1% compared to 2013). However, with the second quarter growth rate (+4.0%) exceeding expectations by a considerable margin and recent major economic indicators showing stability, the expectation of recovery after the second quarter of 2014 has increased. Based on such solid growth, the Federal Reserve commenced reducing its purchases of government bonds. (QE3 is expected to end around October this year.)

After negative growth for the past two years, the Eurozone economy is expected to show a positive growth rate near 1.1% for 2014 due to the accelerated recovery of core economies such as Germany as well as the expected positive growth of weaker countries. Increased production and consumption as well as tempered unemployment also contributed, in small part, to such recovery.

Offsetting a temporary slowdown in the growth of the Japanese economy triggered by the increase in the consumption tax rate
(5%g8% on April 1) were improvements in corporate profitability and the employment rate and certain government supplementary countermeasures. The Japanese economy is expected to sustain its moderate growth rate of 1.6%, which is consistent with 2013 (1.5%).

The Chinese economy has continued its growth in the 7% range since 2012. Although growth in investments is slowing down, the Chinese economy is expected to sustain its growth rate of around 7.5% through economic measures implemented by its government and improvement in conditions overseas.

Notwithstanding the general improvement of the global economy in 2014, uncertainty with respect to geopolitical risks, such as the economies of certain financially weak countries caused by the normalization of monetary policies of more developed countries such as the U.S., the possibility of adverse effects on the European economy from conflicts between Russia and Ukraine and potential influence on global oil prices in the event of a U.S. attack on Iraq, continues to pose as a potential threat to the global economy.

<Growth Rates for Global Economy>			(Compared to same term in previous year, %)
Area	2010	2011	2012	2013	2014 (P)
World	5.2	3.9	3.2	3.0	3.4
Developed countries	3.0	1.7	1.4	1.3	1.8
U.S.	2.5	1.8	2.8	1.9	1.7
Eurozone	2.0	1.6	(0.7)	(0.5)	1.1
Japan	4.7	(0.5)	1.4	1.5	1.6
Emerging markets	7.5	6.3	5.0	4.7	4.6
China	10.4	9.3	7.7	7.7	7.4
India	10.3	6.6	4.7	4.4	5.4
Brazil	7.5	2.7	1.0	2.3	1.3
Russia	4.5	4.3	3.4	1.3	0.2

*	Data: IMF Global Economy Forecasts (July 2014)

The Korean economy is expected to grow around 3.5~4.0% in 2014. During the first half of the year, Korea’s economic recovery was delayed due to the delayed recovery of the global economy and decreased domestic consumption as a result of the Sewol ferry accident.

During the second half of 2014, decreased demand is expected to be partially eased by aggressive measures of the government to boost domestic demand and the gradual improvement of global demand due to global economic recovery. However, domestic financial companies should continue to monitor their asset quality and profitability due to continued of domestic and foreign risks, including potential fluctuations in local currency and geopolitical risks.

<Growth Rate per Expense Category for Real GDP>	(Compared to same term in previous year, %)
	2013			2014(P)
Area of Expense	1H	2H	YTD	1H	2H	YTD
GDP	2.4	3.5	3.0	3.8	3.8	3.8
Private consumption	1.9	2.1	2.0	2.1	2.6	2.3
Investment in equipment	(8.3)	6.2	(1.5)	7.6	3.9	5.7
Investment in intellectual property products	6.9	7.6	7.3	7.1	6.7	6.9
Investment in construction	6.4	7.0	6.7	2.3	1.2	1.7
Export of products	6.5	2.7	4.5	3.9	8.2	6.1
Import of products	(0.4)	2.7	1.2	2.6	5.6	4.1

*	Data: 2014 Bank of Korea Economy Forecasts (amended) (July 2014)

(2)	Overview of the Financial Industry

(A)	Commercial Banking

Total assets of domestic banks exemplified a high average growth rate of 11.6% per year for the five year period between 2003 and 2008 before the global financial crisis. Immediately after the crisis, the growth rate decreased to 4.3% in 2009 and temporarily showed recovery until 2011 when the growth rate fell again to the recent range of 3~4%.

As of the end of March 2014, total assets of domestic banks increased KRW 43 trillion from 2013 to KRW 2,151 billion (+2.0%). Of the total assets, loans in local currency accounted for KRW 1.182 trillion (55.0% of the total assets).

(Unites: KRW trillions, % change compared to previous year)

Classification	End of 1Q 2014		End of 2013		End of 2014		End of 2011
Total assets	2,151 (+2.0%	)	2,108 (+3.7%	)	2,032 (+3.3%	)	1,967 (+7.2%	)
Amount of loans in local currency	1,182		1,165		1,109		1,072
Corporate funds	671		654		618		586
Household funds	479		478		464		451

*	Data: FSS Financial Statistical Information System. Total assets is the sum of bank accounts and trust accounts.

Although the profitability of banks improved between 2009 and 2011, profitability decreased between 2012 and 2013 due to a decrease in the interest rate spread between loans and deposits caused by low interest rates and a decrease in one-off events such as the disposal of debt-equity swap stock and increases in bad debt expenses relating to financially-distressed enterprises.

The net income of domestic banks for the first half of 2014 increased from KRW 2.7 billion to KRW 3.7 billion compared to the same period of the previous year (KRW +1.0 billion) mainly due to a decrease in new bad debt expenses and a decrease in loss from stock investments.

Classification	1H 2014 (A)	1H 2013 (B)	Increase/Decrease (A - B)	% Change
Net income of domestic banks	3.7	2.7	1.0	37.0%

*	Data: FSS, based on net income after accumulation of bad debt reserves

During the first half of 2014, interest income of domestic banks decreased KRW 0.2 billion (-1.1%) to KRW 17.3 trillion from KRW 17.5 trillion during the same period in 2013. The decrease is mainly attributable to the decline in the NIM caused by the slowdown in increase of interest-earning assets combined with the decrease in the base rate (7.2012, 10.2012, 5.2013) and the decline in interest rates. In particular, the NIM for the first half of 2014 (1.81%) was 17 basis points lower than that in 2009 (1.98%), which immediately followed the financial crisis, clearly indicating that domestic banks have yet to escape from structural issues of low growth and low profits.

Classification	1H 2014	2013	2012	2011	2010
NIM	1.81%	1.87%	2.10%	2.30%	2.32%
ROA	0.40%	0.21%	0.47%	0.66%	0.54%

*	Data: FSS

Non-interest income for the first half of 2014 was KRW 2.1 trillion, a KRW 0.4 trillion increase (+23.5%) compared to KRW 1.7 trillion for the same period in 2013. The increase was mainly due to a decrease in unrealized losses on equity securities and an increase in gains on disposals with respect to stock obtained in debt-to-equity swaps resulting from rises in stock prices
(KRW +0.3 trillion).

With respect to expenses of domestic banks, sales and administrative expenses were KRW 10.3 trillion for the first half of 2014, a KRW 0.4 trillion increase (+4.0%) from the same period of the previous year (KRW 9.9 trillion), but bad debt expenses decreased KRW 1.3 trillion (-23.6%) to KRW 4.2 trillion for the first half of 2014 from the same period in 2013 (KRW 5.5 trillion).

(Unit: KRW trillions)	1H 2014 (A)	1H 2013 (B)	Increase/Decrease (A - B)	% Change
Sales and administrative expenses	10.3	9.9	0.4	4.0%
Bad debt expenses	4.2	5.5	(1.3)	(23.6%)

*	Data: FSS

As of the end of June 2014, non-performing loans of Korean banks totaled KRW 25.5 trillion, a decrease of KRW 0.3 trillion compared to the end of June 2013 (KRW 25.8 trillion). By sector, non-performing corporate loans decreased KRW 0.5 trillion, from KRW 22.7 trillion as of the end of 2013 to KRW 22.2 trillion as of June 30, 2014, and constituted approximately 87% of all non-performing loans. The non-performing loan ratio decreased slightly (-0.08%) from 1.79% as of the end of 2013 to 1.71% as of June 30, 2014.

Type	June 30, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Non-performing loans (KRW trillions)	25.5	25.8	18.5	18.8	24.8
Non-performing loan ratio (%)	1.71	1.79	1.33	1.36	1.90

*	Data: FSS

Banks are expected to focus on maintaining asset quality and stable growth along with diversifying profit sources as a countermeasure to decreased profitability resulting from continuing low interest rates and low growth rates.

(B)	Credit Card Business

Credit card business is transitioning from a growth industry to a mature industry, and its core services have also shifted from financing to settlement services.

The total value of credit card transactions (including universal banks) in the first quarter of 2014 was KRW 145.4 trillion, an increase of KRW 7.8 billion (+5.7%) compared to KRW 137.6 trillion during the same period in 2013.

Of the total card transactions, credit card transactions accounted for KRW 119.5 trillion in the first quarter of 2014, an increase of KRW 2.2 trillion (+1.9%) from KRW 117.3 trillion for the first quarter of 2013, while debit card transactions accounted for KRW 25.9 trillion in the first quarter of 2014, a KRW 5.6 trillion increase (+27.6%) from KRW 20.3 trillion for the first quarter of 2013. The ratio of debit card to credit card transactions increased by 3.0% (1Q 2013: 14.8% g 1Q 2014: 17.8%).

(Unit: KRW trillions, %)

	1Q 2014 (A)	1Q 2013 (B)	Increase/Decrease (A- B)	% Change
Card transactions	145.4	137.6	7.8	5.7%
Credit card	119.5	117.3	2.2	1.9%
Debit card	25.9	20.3	5.6	27.6%

*	Data: FSS, includes universal banks

Card loan transactions for the first quarter of 2014 amounted to KRW 22.3 trillion, a KRW 1.7 trillion decrease (-7.1%) from KRW 24 trillion for the first quarter of 2013.

(Unit: KRW trillions, %)

	1Q 2014 (A)	1Q 2013 (B)	Increase/Decrease (A - B)	Change
Card loan transactions	22.3	24.0	(1.7)	(7.1)
Cash advances	15.9	17.4	(1.5)	(8.6)
Card loans	6.4	6.6	(0.2)	(3.0)

*	Data: FSS, includes universal banks

After the credit card crisis in 2003, credit card assets continued to decrease until 2005 (KRW 77.3 trillion g KRW 51.7 trillion) when it started to rebound. However, in June 2011, financial authorities announced policies to restrict external competition in size among credit card issuers as credit card assets returned to the levels similar to those during the credit card crisis. As result, the rate of increase of such credit assets noticeably slowed.

Due to an insignificant increase in credit card usage and a decrease in card loans, as of March 31, 2014, the amount of credit card assets was KRW 79 trillion, a decrease of KRW 2 trillion (-2.5%) compared to the end of the previous year (KRW 81 trillion). By classification, purchases on credit (KRW 51.6 trillion) decreased KRW 1.6 trillion and card loans (27.4 trillion KRW) decreased 0.4 trillion KRW compared to the end of 2013.

(Unit: KRW trillions, %)

	1Q 2014 (A)	1Q 2013 (B)	Increase/Decrease (A - B)	Change
Industry credit card assets	79.0	81.0	(2.0)	(2.5)
Purchases on credit	51.6	53.2	(1.6)	(3.0)
Card loans	27.4	27.8	(0.4)	(1.4)

*	Data: FSS, includes universal banks

As of the end of March 2014, there were 95.4 million credit cards issued. The automatic cancellation of dormant cards along with decreased credit card issuances by the three major credit card issuers that were involved in the private data leak incident resulted in a decrease of 6.63 million (-6.5%) credit cards issued compared to the end of 2013. In contrast, the number of debit cards issued increased by 610,000 (+0.6%) from the end of 2013 to 98.13 million. Meanwhile, the number of holders of credit cards decreased by 3.78 million (-5.0%) to 72.11 million compared to the end of 2013.

(Unit: KRW 10 thousands, %)

	1Q 2014 (A)	1Q 2013 (B)	Increase/Decrease (A - B)	% Change
Credit cards	9,540	10,203	(663)	(6.5)
Debit cards	9,813	9,752	61	(0.6)
Number of credit card holders	7,211	7,589	(378)	(5.0)

*	Data: FSS, includes universal banks

The profit of the credit card industry has generally decreased after its peak in 2010. The net income of the industry, which was KRW 2.7 trillion in 2010, dropped by half, to KRW 1.3 trillion in 2012 and KRW 1.7 trillion in 2013.

Net income after reflecting bad debt reserves for seven card issuers (excluding Woori Card) in the first quarter of 2014 increased KRW 55.7 billion (+12.1%) over the same period in 2013, to 517.9 billion KRW.

(Unit: KRW 100 millions, %)

	1Q 2014 (A)	1Q 2013 (B)	Increase/Decrease (A - B)	% Change
Net income of card issuers	5,179	4,622	557	12.1

*	Data: FSS, based on seven card issuers after reflecting bad debt reserves.

Increase in net income is generally caused by an increase in card profits (+KRW 91.1 billion), a decrease in bad debt expenses (KRW 50.1 billion) and a decrease in funding costs (KRW 55.8 billion).

With respect to the asset quality of card issuers, the delinquency ratio for loans (including alternative loans) for eight card issuers (including Woori Card) increased 16 basis points to 1.98% as of March 31, 2014 from 1.82% as of the end of 2013.

(Unit: %)

	1Q 2014	2013	2012	2011
Delinquency ratio	1.98	1.82	1.85	1.91

*	Data: FSS, based on eight card issuers

In 2014, increased pressure with respect to profitability and growth in the credit industry is expected to continue due to the lower interest rates on card loans and the reputational damage incurred by the industry due to the private data leak incident.

Accordingly, card issuers should continue to manage costs by improving efficiency in their high-cost structure, aggressively developing new products, discovering alternative sources of profit to acquire new pools of customers and managing asset quality in preparation for possible defaults of debtors with limited means.

(C)	Merchant Banking
The main areas of the business of merchant banks include short-term financial business, such as receiving deposits (e.g., bills issued, merchant banking CMAs) and extending credit (e.g., bills discounted and factoring financing). Additionally, merchant banks hold licenses for various businesses including securities, foreign currency, international financial and leasing.

Despite the variety of the licenses held, improving management performance is difficult due to its relative size and expertise compared to other major companies, including securities firms, and the overlap with other businesses such as securities and loans.

The merchant banking business is currently stagnant due to intense competition with other financial institutions, such as banks and securities companies.

Classification		1H 2014	1Q 2014	1Q 2013	1Q 2012
Deposits	Bills issued	8.5	8.2	7.8	10.3
	CMA deposits	2.1	2.2	3.0	4.6
	Bills sold	15.5	17.0	18.1	20.7
	Subtotal	26.1	27.4	28.9	35.6

Loans	Bills discounted	16.7	17.8	19.7	22.9

*	Data: Bank of Korea, based on merchant banking accounts at Woori Investment Bank, the Bank, Shinhan Bank, Korea Exchange Bank and Meritz Securities

Today, Woori Investment Bank is the sole remaining financial institution that is exclusively dedicated to merchant banking, and three other financial institutions (Shinhan Bank, Korea Exchange Bank and Meritz Securities Co., Ltd.) also engage in the merchant banking business on a non-exclusive basis. The license of the Bank, which had engaged in merchant banking services on a non-exclusive basis, expired on July 31, 2013.

Recently, in the market for short-term financing, asset-backed short-term bonds are replacing CP at an increasing rate due to their introduction and strengthened requirements to submit a securities registration statement with respect to CP. As a result, the short-term finance market is expected to focus on asset-backed short-term bonds in lieu of CP going forward.

(Unit: KRW trillions)

	1Q 2014	4Q 2013	3Q 2013	2Q 2013	1Q 2013
CP issued (A)	86.2	93.9	98.9	119.4	143.0
Asset-backed short-term bonds issued (B)	71.1	38.5	15.6	4.0	0
Total (A+B)	157.3	132.5	114.5	123.4	143.0

If corporate funding demand increases due to recovery of domestic and foreign business, the operating conditions of merchant banks may also improve, but competition is expected to increase due to the introduction of asset-backed short-term bonds and the allowance of certain large securities companies to conduct credit extension services.

Therefore, merchant banks should focus on their short-term financing business to sustain a competitive edges and obtain stable sources of profit while discovering new businesses utilizing various licenses.

(D)	Private Equity Fund Business

Private equity funds were first introduced in 2004 to enhance the competitiveness of domestic capital markets by aiming to enhance the value of corporations through participation in management and optimization of business structure and grew rapidly to 265 funds with capital commitments of KRW 48 trillion as of the end of June 2014 due to strong support from the government as well as retail participation over the past ten years.

(Unit: KRW trillions)

Classification	1H 2014	2013	2012	2011	2010
Number of PEFs	265	237	226	181	148
Capital commitment (KRW trillions)	47.5	44.0	40.0	31.8	26.6

*	Data: FSS

Certain private equity funds are expanding their influence in the M&A market by successfully acquiring major domestic and foreign corporations, and their size is expanding. There were16 private equity funds with capital commitments exceeding KRW 1 trillion as of July 2014. Leading domestic private equity funds include MBK Partners (total capital commitment of KRW 6.3 trillion as of the end of July 2014), KDB Bank (KRW 6.3 trillion), Mirae Asset Global Investments (KRW 2 trillion), Vogo Fund (KRW 1.9 trillion) and United Asset Management (KRW 1.8 trillion).

Although follow-up investments through capable investment advisors with stellar expertise and a proven track record by institutional investors that serve as anchor investors (e.g., pensions and funds) are increasing, the increased influence of institutional investors and their preference for guaranteed investments has increased the share of project funds compared to blind funds.

(Unit: KRW trillions)

Type	2013	2012	2011	2010
Newly established PEFs	45	60	43	46
Project funds (share)	31 (69%)	29 (48%)	20 (47%)	18 (39%)
Blind funds (share)	14 (31%)	31 (52%)	23 (54%)	28 (61%)

*	Data: FSS

The private equity business is becoming a catalyst for corporate restructuring and reorganization motivating financial authorities to support the growth of private equity funds. Domestic pension funds, including the National Pension Service, are increasing their investments in alternative investments such as PEFs and contribute to the expected growth of the private equity market in terms of additional funding.

While pension funds have learned how to evaluate investment advisors over the past ten years, the investment advisors have failed to prove their capability to successfully exit from certain matured investments. It is expected that, in the future, the quality of private equity funds will be determined based on such capability.

2.	Business Operations

A.	Overview of Business Operations

The Group continues to pursue the spin-off, merger and sale process of the Company and its subsidiaries according to the Privatization Plan announced on June 26 2013. In the first half of 2014, the Group completed the spin-off of Kyongnam Bank and Kwangju Bank and the sale of six other subsidiary companies including Woori Investment & Securities.

As of the end of June 2014, the Group consisted of six first tier subsidiary companies, including the Bank and Woori Card, and twelve second tier subsidiary companies, including Woori America Bank. On a consolidated basis as of the end of June 2014, the Group had total assets of KRW 258.7 trillion, shareholders’ equity of KRW 15.9 trillion (excluding non-controlling interests), and a total of 19,256 executive officers and employees. The Group’s net income as of the end of June 2014 was KRW 196 billion (excluding non-controlling interests).

B.	Business Performance of the Group

(On a consolidated basis)	(Unit: KRW millions)

Item	1H 2014	1H 2013
Net interest income	2,210,164	2,225,105
Interest income	4,607,677	4,792,543
Interest expense	2,397,513	2,567,438
Non-interest income	180,079	422,440
Non-interest income	4,249,476	5,908,295
Non-interest expense	4,069,397	5,485,855
Other expenses	1,705,913	2,365,965
General administrative expenses	1,445,234	1,445,737
Impairment losses due to credit loss	260,679	920,228
Operating income	684,330	281,580

*	Excluding operating income for discontinued operations

C.	Business Types

(As of June 30, 2014)

Line of Business	Description	Affiliated Companies
Banking	Extending loans to and receiving deposits from customers and conducting related operations	Woori Bank

Credit card	Business of credit cards, cash advances, card assets, etc. and conducting related operations	Woori Card

Merchant banking	Loan and deposit operations through merchant bank products, securities, international finance, leases, etc.	Woori Investment Bank

Private equity	Investment advisory services and operations as investment manager of private equity funds (PEF)	Woori Private Equity

IT	Development, sales and maintenance services for financial IT system, etc.	Woori FIS

Other	Management research and consulting services, etc.	Woori Finance Research Institute

D.	Overview and Forecast of New Businesses

Woori Finance Research Institute is a subsidiary of the Company which was established in December 2012 to increase expertise within the Group and overcome managerial limits in the organization and work force.

In addition, to strengthen the credit card business of the Group, the Company conducted a spin-off of its credit card operations and incorporated Woori Card (equity ownership: 100%) as a subsidiary of the Company on April 1, 2013.

Woori Investment Bank, the sole remaining financial institution that is exclusively dedicated to merchant banking, became a subsidiary of the Company on June 21, 2013 after the acquisition of a 41.64% equity stake through a paid-in capital increase. Following an additional issuance of stock by Woori Investment Bank on June 17, 2014, the Company owns 58.15% of Woori Investment Bank.

E. Funding and Fund Management

(1)	Funding

(On a consolidated basis)				(Unit: KRW 100 millions, %)
		1H 2014		2013		Amount of Increase/Decrease
Type		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Local currency funds	Deposits received in local currency	1,625,585	52.10	1,854,339	55.69	Δ228,754	Δ3.59
	Certificates of deposit	29,757	0.95	29,099	0.87	658	0.08
	Borrowings in local currency	72,724	2.33	231,466	6.95	Δ158,742	Δ4.62
	Call money in local currency	17,448	0.56	26,216	0.79	Δ8,768	Δ0.23
	Others	377,833	12.11	503,094	15.11	Δ125,261	Δ3.00
	Subtotal	2,123,347	68.06	2,644,214	79.41	Δ520,867	Δ11.35
Foreign currency funds	Deposits received in foreign currencies	116,980	3.75	115,576	3.47	1,404	0.28
	Borrowings in foreign currencies	77,343	2.48	103,721	3.11	Δ26,378	Δ0.63
	Debentures in foreign currencies	54,080	1.73	52,407	1.57	1,673	0.16
	Others	11,764	0.38	12,554	0.38	Δ790	0.0
	Subtotal	260,167	8.33	284,258	8.54	Δ24,091	Δ0.21
Other	Total capital	209,942	6.73	233,209	7.00	Δ23,267	Δ0.27
	Provisions	6,846	0.22	10,206	0.31	Δ3,360	Δ0.09
	Others	0	0.00	0	0.00	0	0.00
	Subtotal	216,788	6.95	243,415	7.31	Δ26,627	Δ0.36
Liabilities directly associated with disposal group held for sale*	Liabilities directly associated with disposal group held for sale	205,953	6.60	64,095	1.92	141,858	4.68
	Subtotal	205,953	6.60	64,095	1.92	141,858	4.68
Liabilities directly associated with disposal group held for distribution to owners*	Liabilities directly associated with disposal group held for distribution to owners	313,780	10.06	93,765	2.82	220,015	7.24
	Subtotal	313,780	10.06	93,765	2.82	220,015	7.24
Total		3,120,035	100.00	3,329,747	100.00	Δ209,712	0.00

*	Spin-off or sale completed during 1H 2014.

(On a separate basis)	(Unit: KRW millions)

Type	1H 2014	2013	2012
Owner’s equity	12,178,050	13,744,606	14,571,676
Capital stock	3,381,392	4,030,077	4,030,077
Hybrid securities	498,407	498,407	498,407
Capital surplus	91,475	109,026	109,026
Retained earnings	9,692,446	9,108,368	9,935,633
Other equity	(1,485,670)	(1,272)	(1,467)
Liabilities	3,771,694	4,237,306	3,874,928
Debentures	3,545,001	3,684,958	3,654,276
Bank borrowings	—	—	—
CP	—	—	—
Other borrowings	—	—	—
Other liabilities	226,693	552,348	220,652
Total	15,949,744	17,981,912	18,46,604

2013 debentures include KRW 179,933 million that are classified into disposal group held for distribution to owners with respect to the spin-off of the regional banks.

(2)	Fund Management Performance

(On a consolidated basis)		(Unit: KRW 100 millions, %)
Type		1H 2014		2013		Amount of Increase/Decrease
		Average Balance	Share	Average Balance	Share	Average Balance	Share
Funds in local currency	Deposits in local currency	84,964	2.72	135,677	4.07	Δ50,713	Δ1.35
	Marketable securities in local currency	329,244	10.55	526,207	15.80	Δ196,983	Δ5.25
	Loans in local currency	1,645,944	52.76	1,893,350	56.86	Δ247,356	Δ4.10
	Call loans in local currency	34,020	1.09	25,624	0.7	8,396	0.32
	Privately placed bonds	4,985	0.16	10,653	0.32	Δ5,668	Δ0.16
	Credit card receivables	43,951	1.41	42,457	1.28	1,494	0.13
	Others	127,646	4.09	207,793	6.24	Δ80,147	Δ2.15
	Loan loss reserves	Δ28,717	Δ0.92	Δ33,786	Δ1.01	5,069	0.09
	Subtotal	2,242,067	71.86	2,807,975	84.3	Δ565,908	Δ12.47
Funds in foreign currencies	Deposits in foreign currencies	39,233	1.26	36,011	1.08	3,222	0.18
	Securities in foreign currencies	3,914	0.13	11,836	0.36	Δ7,922	Δ0.23
	Loans	166,029	5.32	181,520	5.45	Δ15,491	Δ0.13
	Bills bought	49,698	1.59	49,851	1.50	Δ153	0.09
	Others	3,964	0.13	5,730	0.17	Δ1,766	Δ0.04
	Subtotal	262,838	8.42	284,948	8.56	Δ22,110	Δ0.14
Other	Cash	32,220	1.03	35,485	1.07	Δ3,265	Δ0.04
	Property and equipment for business purposes	25,067	0.80	30,565	0.92	Δ5,498	Δ0.12
	Other	0	0.0	0	0.0	0	0.0
	Subtotal	57,287	1.84	66,050	1.98	Δ8,763	Δ0.14
Disposal group held for sale*	Disposal group held for sale*	221,973	7.11	70,149	2.11	151,824	5.0
	Subtotal	221,973	7.11	70,149	2.11	151,824	5.0
Disposal group held for distribution to owners*	Disposal group held for distribution to owners*	335,870	10.76	100,625	3.02	235,245	7.74
	Subtotal	335,870	10.76	100,625	3.02	235,245	7.74
Total		3,120,035	100.0	3,329,747	100.0	Δ209,712	0.0

*	Spin-off or sale completed during 1H 2014.

(On a separate basis)		(Unit: KRW millions)
Classification	1H 2014	2013	2012
Shares of subsidiary companies	13,831,963	17,739,535	17,976,325
Woori Bank	12,848,076	12,848,076	13,621,824
Kyongnam Bank*	—	1,443,661	1,443,661
Kwangju Bank*	—	976,291	976,291
Woori FIS	35,013	35,013	35,013
Woori F&I*	—	206,563	206,563
Woori Investment & Securities*	—	953,210	1,036,749
Woori Asset Management*	—	67,456	67,456
Woori Private Equity	34,246	34,246	34,246
Woori Financial*	—	238,575	238,575
Woori Aviva Life Insurance*	—	36,317	102,946
Woori FG Savings Bank*	—	53,730	210,000
Woori Finance Research Institute	3,000	3,000	3,000
Woori Card	773,748	773,748	—
Woori Investment Bank	137,881	69,648	—
Securities	4	—	—
Loans	—	998	995
Property and equipment	225	288	389
Intangible assets	49	44	33
Cash and cash equivalents	1,890,347	67,380	236,400
Other assets	227,156	173,667	232,462
Total	15,949,744	17,981,912	18,446,604

*	Spin-off or sale completed during 1H 2014.
1.	Among cash and cash equivalents for 2013, KRW 21,856 million.
2.	Shares of Kyongnam Bank and Kwangju Bank and KRW 21,856 million from cash and cash equivalents in 2013 are classified into disposal group held for distribution to owners with respect to the spin-off of the regional banks.
3.	Shares of Woori F&I, Woori Investment & Securities, Woori Financial, Woori Asset Management, Woori Aviva Life Insurance and Woori FG Savings Bank in 2013 are classified into disposal group held for sale with respect to the spin-off of the regional banks.

[Matters Relating to Major Consolidated Companies]

<The Bank>

A.	Business Overview

The Bank was established in 1899 and conducts banking services pursuant to the Banking Act and trust services and foreign exchange services pursuant to the FISCMA.

The Company was established on March 27, 2001 pursuant to the Financial Holding Companies Act and holds 100% of the shares of the Bank as of June 30, 2014, as a result of a transfer from the KDIC.

As of June 30, 2014, the Bank’s paid-in capital consists of capital stock of KRW 2,983,452 million, and the total number of issued shares is 597 million common shares.

The head office of the Bank is located at 51, Sogong-ro, Jung-Gu, Seoul (203, 1-ga, Hoehyun-Dong), and as of June 30, 2014, the Bank had 991 domestic branches and sub-branches and 21 overseas branches and sub-branches.

B.	Business Performance

(Unit: KRW millions)

Type	1H 2014	1H 2013	2013	2012
Gain before appropriation of reserves (A)	1,007,791	1,468,693	2,805,735	3,728,345
Appropriation of various reserves (B)	505,492	1,027,216	2,286,291	2,075,027
Bad debt expense	436,404	894,329	2,046,468	1,841,401
Guarantee reserve	3,549	60,274	95,399	51,870
Severance pay	54,772	55,272	111,774	155,116
Unused contract reserve	619	976	1,826	26,369
Other reserves	10,149	16,364	30,824	271
Reversal of various reserves (C)	185,919	32,075	37,271	121,967
Bad debt reserve	12,236	15,960	25,462	42,309
Guarantee payment reserve	168,510	1,248	1,998	77,086
Unused contract reserve	5,045	14,866	9,811	2,543
Other reserves	128	—	—	29
Corporate tax cost (D)	161,488	86,935	90,441	326,710
Net income (A-B+C-D)	526,730	386,616	466,274	1,448,575
Net income attributable to owners	526,258	386,068	465,266	1,447,904
Net income attributable to non-controlling interests	472	548	1,008	671
Planned reserves provided (reversed)	111,286	(121,644)	(133,862)	259,055
Adjusted net income after the planned reserves provided (reversed)	415,444	508,260	600,136	1,189,520
Net income attributable to owners	414,972	507,712	599,128	1,188,849
Net income attributable to non-controlling interests	472	548	1,008	671

1.	Based on K-IFRS consolidated financial statements.
2.	Includes discontinued operations due to spin-off of credit card business.

-	Major Profitability Indicators

(Unit: %)

Type	1H 2014	2013	2012
ROA	0.37%	0.22	0.49
ROE	5.20%	2.93	6.89
Interest rate spread between local currency deposits and loans (A-B)	2.03%	2.24	2.85
Average interest rate for local currency loans (A)	4.33%	4.77	5.94
Average interest rate of local currency deposits (B)	2.30%	2.53	3.09
NIM	1.60%	1.82	2.35

1.	Based on K-IFRS consolidated financial statements.
2.	ROE = Profits adjusted after reflecting regulatory reserves for credit loss / (average balance of shareholders’ equity at the end of the quarter – average regulatory reserves for credit loss) × 100

C.	Market Share

(1)	Local Currency Loans

(Unit: KRW millions, %)

	1H 2014		2013		2012
Bank Name	Balance	Share	Balance	Share	Balance	Share	Remarks
Woori	159,780,570	24.1	155,413,224	24.1	143,799,847	23.3
Kookmin	189,701,541	28.6	186,760,609	29.0	183,405,751	29.7
Shinhan	153,262,666	23.1	147,048,061	22.9	144,228,044	23.3
Hana	108,272,424	16.3	105,122,842	16.3	99,612,630	16.1
KEB	52,391,022	7.9	49,423,163	7.7	47,168,500	7.6
Total	663,408,223	100.0	643,767,899	100.0	618,214,772	100.0

1.	“Share” refers to the market share among the five commercial banks.
2.	Based on ending balances from the FSS Financial Statistics Information System (excluding merchant banking accounts).
3.	In July 2013, the Bank’s merchant banking license expired, and the local currency loans for merchant banking accounts for 2012 were deducted.

(2)	Local Currency Deposits

(Unit: KRW millions, %)

	1H 2014		2013		2012
Bank Name	Balance	Share	Balance	Share	Balance	Share	Remarks
Woori	165,305,513	24.2	158,451,610	24.0	151,370,123	23.7
Kookmin	195,322,187	28.7	192,685,726	29.2	189,100,246	29.6
Shinhan	157,289,184	23.1	150,479,427	22.8	147,317,747	23.0
Hana	109,574,608	16.1	106,696,381	16.2	101,804,465	15.9
KEB	54,182,644	7.9	51,327,043	7.8	49,735,459	7.8
Total	681,674,136	100.0	659,640,187	100.0	639,328,040	100.0

1.	“Share” refers to the market share among the five commercial banks.
2.	Based on ending balances from the FSS Financial Statistics Information System.
3.	Excludes CDs and reflects present value discount (2012, however, includes present value discount).

D.	Funding and Fund Management

(1)	Funding

[Bank	Accounts]

(Unit: KRW millions, %)

	Funding Source	1H 2014			2013			2012
Classification		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	154,710,217	2.29	66.85	146,162,283	2.51	65.13	144,457,252	3.05	63.37
	Certificates of deposit	2,968,646	2.77	1.28	2,316,413	2.80	1.03	694,349	3.50	0.31
	Borrowings in local currency	5,410,564	2.36	2.34	4,696,737	2.28	2.09	4,519,907	2.34	1.98
	Call money in local currency	935,959	2.44	0.40	1,207,035	2.56	0.54	1,800,978	3.03	0.79
	Others	15,250,862	3.94	6.59	15,394,073	4.20	6.86	16,872,368	4.80	7.40
	Subtotal	179,276,248	2.44	77.46	169,776,541	2.66	75.65	168,344,854	3.21	73.85
Foreign currency funds	Deposits received in foreign currencies	7,632,590	0.44	3.30	7,280,806	0.49	3.24	7,576,437	0.60	3.32
	Borrowings in foreign currencies	5,834,795	0.61	2.52	7,477,963	0.66	3.33	9,129,113	1.02	4.00
	Call money in foreign currencies	1,175,367	0.60	0.51	449,726	0.77	0.20	428,592	0.66	0.19
	Debentures in foreign currencies	5,522,152	3.66	2.39	5,252,757	4.01	2.34	5,504,170	4.06	2.41
	Others	1,005,251	1.00	0.43	1,231,130	1.47	0.55	1,568,250	1.59	0.69
	Subtotal	21,170,155	1.36	9.15	21,692,382	1.46	9.66	24,206,562	1.61	10.61
Other	Total capital	18,252,746		7.88	18,391,558		8.20	18,617,443		8.17
	Provisions	642,318		0.28	654,036		0.29	732,391		0.32
	Others	12,097,735		5.23	13,908,781		6.20	16,070,315		7.05
	Subtotal	30,992,799		13.39	32,954,375		14.69	35,420,149		15.54
Total		231,439,202	2.01	100.00	224,423,298	2.15	100.00	227,971,565	2.54	100.00

1.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans
*	Checks for deposit = total checks – checks for loan repayment – call money
*	Interest for the calculation of the interest rate is the sum of the deposit, installation interest and deposit insurance fee
2.	Deposits received in foreign currencies = deposits received in foreign currencies + overseas deposits received in foreign currency
3.	Borrowings in foreign currencies = borrowings in foreign currencies + trust funds in foreign currencies + overseas borrowings in foreign currencies
4.	Debentures in foreign currencies = debentures in foreign currencies + overseas debentures in foreign currencies
5.	Based on K-IFRS financial statements
6.	Excludes merchant banking accounts

[Trust Accounts]

(Unit: KRW millions, %)

Type	Funding Source	1H 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	18,816,567	2.60	64.44	17,155,494	2.83	63.35	14,212,593	3.39	58.73
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	18,816,567	2.60	64.44	17,155,494	2.83	63.35	14,212,593	3.39	58.73
Non-cost	Property trusts	10,306,692		35.29	9,853,775		36.38	9,931,786		41.05
	Special reserves	37,193		0.13	37,167		0.14	37,126		0.15
	Other	40,824		0.14	35,487		0.13	17,167		0.07
	Subtotal	10,384,709		35.56	9,926,429		36.65	9,986,079		41.27
Total		29,201,276		100.00	27,081,923		100.00	24,198,672		100.00

(2)	Fund Management Performance

[Bank Accounts]

(Unit: KRW millions, %)

Type	Managed Item	1H 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,520,220	2.51	1.09	2,913,038	2.59	1.30	1,754,971	3.07	0.77
	Marketable securities in local currency	31,567,577	3.74	13.64	30,285,861	3.17	13.50	32,275,846	4.29	14.16
	Loans in local currency	158,187,271	4.30	68.35	149,019,789	4.62	66.40	142,890,851	5.44	62.68
	Guarantee payments	74,814	4.00	0.03	140,958	3.06	0.06	130,469	1.75	0.05
	Call loans in local currency	1,847,784	2.53	0.80	2,037,985	2.62	0.91	1,578,584	3.16	0.69
	Private placed bonds	507,054	7.49	0.22	595,478	8.00	0.26	998,681	6.68	0.44
	Credit card receivables	12	—	0.00	1,024,468	21.67	0.46	4,308,273	22.67	1.89
	Other	3,877,490	3.69	1.68	3,992,330	3.86	1.78	5,135,070	4.04	2.25
	Bad debt expense in local currency (-)	(3,140,934)	—	(1.36)	(3,202,673)	—	(1.43)	(3,150,782)	—	(1.38)
	Subtotal	195,441,288	4.23	84.45	186,807,234	4.50	83.24	185,921,963	5.65	81.55
Funds in foreign currencies	Deposits in foreign currencies	1,951,046	0.53	0.84	1,452,047	0.33	0.65	1,657,779	0.47	0.73
	Marketable securities in foreign currencies	1,075,808	0.74	0.46	972,378	2.85	0.43	950,267	0.48	0.42
	Loans in foreign currencies	11,820,132	1.87	5.11	12,393,208	2.13	5.52	13,585,742	2.64	5.96
	Call loans in foreign currencies	1,624,820	0.97	0.70	1,688,820	0.76	0.75	1,731,720	0.36	0.76
	Bills bought	5,139,728	1.41	2.22	5,054,080	1.66	2.25	5,024,942	2.53	2.20
	Other	16,127	6.80	0.01	39,732	7.55	0.02	72,220	5.29	0.03
	Bad debt expense in foreign currencies (-)	(270,323)	—	(0.12)	(300,758)	—	(0.13)	(250,115)	—	(0.11)
	Subtotal	21,357,338	1.54	9.22	21,299,507	1.86	9.49	22,772,555	2.23	9.99
Other	Cash	1,079,853		0.47	993,256		0.44	859,927		0.38
	Property and equipment for business purposes	2,350,434		1.02	2,367,010		1.06	2,353,694		1.03
	Other	11,210,289		4.84	12,956,291		5.77	16,063,426		7.05
	Subtotal	14,640,576		6.33	16,316,557		7.27	19,277,047		8.46
Total		231,439,202		100.00	224,423,298	3.92	100.00	227,971,565	4.83	100.00

1.	Deposits in local currency = deposits in local currency – deposit reserves
2.	Marketable securities in local currency = marketable securities in local currency + loaned securities (local currency)
*	Interest for calculation of interest rate = interest on marketable securities (including dividend income) + appraised gains (net) + gains on redemption of marketable securities (net) + gains on trades of marketable securities (net) excluding gains on trades of stock (net)
3.	Loans in local currency = loans in local currency + checks for loan repayment
*	Interest for calculation of interest rate = interest on loans in local currency – contribution to credit guarantee fund
4.	Deposits in foreign currencies = deposits in foreign currencies + overseas deposits in foreign currencies
5.	Marketable securities in foreign currencies = marketable securities in foreign currencies + loaned securities (foreign currencies)
*	Interest for calculation of interest rate = interest on marketable securities (including dividend income) + appraised gains (net) + gains on redemption of marketable securities (net) + gains on trades of marketable securities (net) excluding gains on trades of stock (net)
6.	Loans in foreign currencies = loans in foreign currencies + overseas loans in foreign currencies + inter-bank loans in foreign currencies + loans for overseas public borrowings + domestic usance

7.	Cash = cash – total checks
8.	Property and equipment for business purposes = property and equipment for business purposes – accumulated depreciation
9.	Based on K-IFRS financial statements
10.	Excluding merchant banking accounts

[Trust Accounts]

(Unit: KRW millions, %)

Type	Managed Item	1H 2014			2013			2012
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
	Loans	27,031	4.42	0.09	43,964	6.77	0.16	51,404	6.64	0.21
	Securities	3,166,395	2.60	10.84	2,813,363	2.11	10.39	3,101,194	2.56	12.82
	Other	16,255,151	2.85	55.67	14,799,716	3.17	54.64	11,560,175	3.80	47.77
Profit	Reserves for bond ratings (-)	(88)	—	—	(122)	—	(0.00)	(174)	—	(0.00)
	Present value discount (-)	(734)	—	—	(959)	—	(0.00)	(1,298)	—	(0.01)
	Subtotal	19,447,755	2.81	66.60	17,655,962	3.01	65.19	14,711,301	3.55	60.79
Non-profit	Subtotal	9,753,521		33.40	9,425,961		34.81	9,487,371		39.21
Total		29,201,276		100.00	27,081,923		100.00	24,198,672		100.00

<Woori Card>

A.	Business Overview

To strengthen the business capacity of the credit card business of the Group and increase the competitiveness of its non-banking business operations, the Bank conducted a spin-off of its credit card operations which was completed in April 2013. Based on the Group’s extensive banking network and client base, Woori Card has established optimized business strategies as a credit card subsidiary of a financial holding company and is actively pursuing new business areas for growth opportunities.

In addition, Woori Card, by prioritizing customer value in all areas of business, continues to develop products and services tailored to customer needs and plans to consistently differentiate itself through the development of new services by actively pursuing partnerships in the industry and expanding into new business areas.

The paid-in-capital for Woori Card as of June 30, 2014 was KRW 846,331 million in common stock, and the total number of issued shares is 169 million.

Woori Card’s head office is located at Jongno 1-gil, Jongno-gu, Seoul, Korea. As of June 30, 2014, Woori Card had had 34 branches in Korea.

B.	Sales Performance

(Unit: KRW millions)

Classification	1H 2014	2013
Total usage	26,385,100	36,813,992
Operating income	566,417	841,752
Net income	34,563	67,998

1.	Due to Woori Card’s spin-off, 2013 numbers reflect the results for the nine months from April 1, 2013 to December 31, 2013.

Sales performance report per sector

(Unit: KRW millions)

Type	1H 2014	2013
Credit purchase income	392,812	596,890
Cash advance income	51,379	82,624
Card loan income	55,866	56,364
Revolving card-related income	19,188	30,522
Annual fee income	13,572	12,363
Other credit card income	17,941	50.094
Other income	15,658	12,895
Total	566,417	841,752

C.	Market Share

(Unit: KRW 100 millions, %)

Company	1Q 2014		2013		2012		2011
	Total Volume	Market Share	Total Volume	Market Share	Total Volume	Market Share	Total Volume	Market Share
Woori Card	127,611	8.2	472,742	7.5	452,236	6.8	408,469	6.7
Shinhan Card Co., Ltd.	323,852	20.7	1,299,691	20.6	1,325,241	20.1	1,337,4 6	21.8
Samsung Card Co., Ltd.	190,319	12.2	768,460	12.2	847,619	12.8	734,139	12.0
Hyundai Card Co., Ltd.	171,184	10.9	706,120	11.2	771,018	11.7	713,581	11.6
KB Kookmin Card Co., Ltd.	218,810	14.0	919,679	14.6	913,685	13.8	731,713	11.9
Lotte Card Co., Ltd.	100,217	6.4	435,496	6.9	513,870	7.8	47,786	7.8
Others	433,287	27.7	1,708,012	27.1	1,781,695	27.0	1,734,7 3	28.3
Total	1,565,280	100.0	6,310,200	100.0	6,605,364	100.0	6,137,987	100.0

1.	Based on the FSS Financial Statistics Information System’s credit card transaction volume (including credit card purchase transactions and refinanced loans) and check card transaction volumes. Credit card transaction volumes after 2013 do not include credit card purchase transactions.
2.	Reflects transactions after the spin-off of KB Kookmin Card on March 2, 2011 (industry total includes transactions prior to the spin-off).

D.	Funding and Fund Management

(Unit: KRW millions, %)

Classification			1H 2014			2013
			Average Balance		Interest Rate	Average Balance		Interest Rate
			Amount	Percentage		Amount	Percentage
Funding Sources	Local Currency	Call money	13,093	0.25	2.56	11,100	0.2	2.04
		Borrowings	980,304	18.87	2.86	982,918	20.1	2.14
		Debentures	2,451,398	47.18	3.35	2,232,971	45.7	3.19
		Others	537,314	10.34	—	583,881	12.0	—
		Subtotal	3,982,109	76.65	2.77	3,810,870	78.0	2.43
	Foreign currency	Loans in foreign currencies	—	—	—	—	—	—
	Others	Total capital	1,213,277	23.35	—	1,076,048	22.0	—
Funding total			5,195,386	100.00	2.13	4,886,918	100.0	1.89
Use of Funds	Local Currency	Cash & deposits	24,957	0.48	0.51	192,545	3.9	0.11
		Call loans	—	—	—	1,055	0.0	2.50
		Securities	359,807	6.93	2.53	266,189	5.5	3.83
		Loans	4,558,068	87.73	19.41	4,186,819	85.7	21.78
		Subtotal	4,942,832	95.14	18.09	4,646,608	95.1	21.11
	Others	Premises and equipment & intangible assets	16,359	0.31	—	12,219	0.2	—
		Other assets	236,195	4.55	—	228,091	4.7	—
		Subtotal	252,554	4.86	—	240,310	4.9	—
Total use of funds			5,195,386	100.00	17.21	4,886,918	100.0	18.87

1.	Due to Woori Card’s spin-off, 2013 numbers reflect the results for the nine months from April 1, 2013 to December 31, 2013.

<Woori Investment Bank>

A.	Business Overview

Woori Investment Bank was established in 1974 as Kwangju Investment Finance Co., Ltd. and was engaged primarily in short-term financing until its conversion into a merchant bank in 1994, when it expanded its area of business to international financing services, leasing services, securities services, etc. Woori Investment Bank was incorporated as the 14th subsidiary of the Company as of June 21, 2013.

Woori Investment Bank develop new income sources based on the Group’s network for a synergy effect and also pursues growth strategies that make best use of the various licenses it holds as the sole domestic merchant bank.

B.	Business Scope

(1)	Lending and Deposit Taking Business

Classification		Details
Deposit taking	Bills issued	A financial instrument issued by the bank, and the most appropriate method for operating a short-term surplus fund.

	CMA notes (bills issued-type CMAs)	A financial instrument combining the benefits of CMAs and bills issued; provides fixed rates with demand deposit and withdrawal services.

	CMAs (cash management accounts)	An instrument where the bank manages customer deposits by placing them in high-return assets, then distributes the profits generated to customers; may satisfy customers with its profitability, safety and liquidity.

	Commercial paper	A bill the bank sells to customers after purchasing bills issued by blue chip companies that have passed the bank’s strict credit analysis system; has a high rate of return due to the application of the market opportunity rate.

Lending	Bills discounted	Provides discount on bills issued, endorsed, acquired or guaranteed by entities that the bank has chosen within the range separately determined in accordance with credit rating of the entity.

	Factoring (discount of commercial bill)	Provides immediate discount through a simple process if any commercial bill, issued or endorsed by a blue chip company, is acquired.

	Trade bills accepted and discounted	Provides acceptance or discounted purchases of trade bills issued on the basis of export L/Cs and domestic L/Cs in order to ease financing burdens before exporters make shipments and also provide discounts on trade bills accepted by other financial institutions.

	Bills guaranteed and guarantees	Provides guarantees on bills issued, endorsed, guaranteed or accepted by eligible entities and provided local currency payment guarantees.

	Mid- to long-term loans in local currency	Provides loans on a mid-to-long term basis for facility funds companies may need.

	Project financing	Provides business feasibility analysis and financial advice on large scale investment projects; offers comprehensive financial arrangements and the required funds.

(2)	International Finance Business

Classification	Details
Foreign exchange	Handles import L/Cs, sales of foreign exchange, purchasing or collecting export bills.

Loan in foreign currencies	Provides support to domestic entities for their facility investment and overseas investment with funding in foreign currencies in order to support domestic companies.

Handling usance for domestic import	Ssettles outstanding accounts of import payment for items listed on the usance L/C, and then provides importers with deferred payment L/C.

Offshore banking	Provides foreign currency loans for use as operating funds and facility funds that local subsidiaries of domestic corporations or joint companies may need.

Guarantee in foreign currency	Issues foreign currency guarantees that are needed when borrowing foreign funds of corporations and receiving orders from overseas construction projects.

International financial arrangement	Provides arrangement of international financing and related services needed; arrangement of foreign currency introduction, foreign currency denominated bond issuance, arrangement of technology introduction and acquisition and discount of deferred export bills.

Arrangement for overseas investment of domestic entities	Provides investment arrangements and other related procedures for corporations desiring to enter foreign markets.

Dealing with foreign currency and management of interest risk	Provides services, including spot exchanges, forward exchanges, SWAPs, options, financial forward transactions, etc., in order to effectively manage risk of fluctuations in currency rates or interest rates by rapidly and accurately gathering, analyzing and projecting changes in the international financial environment.

(3)	Leasing

Classification	Details
Definition of lease (facilities lease financing)	Refers to a long-term facilities lease financing system where a lease company purchases machines or equipment that users have chosen, then leases the items on a rental basis, enabling necessary facility investment without large funds; in addition, sellers may promote effective financing and sales by introducing potential customers to a leasing company when they make a deal.

Leasing items

Facilities, equipment, machines and instruments (various industrial machines and electric, electronic and telecommunication machines, computers, medical instruments etc.)

Construction equipment, vehicles, ships, airplanes and pollution control facilities.

Real estate and ownership rights directly relating to the above stated items.

Type of leases	Leases may be classified into operating leases and financing leases, depending on how the leased item is disposed of when the leasing period ends; in addition, there are subleases, where a company enters into a lease contract with another company that may be outside/inside Korea and the leasing company then enters into another lease contract with the end user, and joint leases, in which multiple leasing companies jointly lease high-cost items, such as ships or airplanes etc., and lease to end users.

Benefits of using leasing service

-        100% of the benefits of loans as it allows users to procure equipment without a large amount of cash, including paying for the purchase of an item as well as other overhead or ancillary costs.

-        Tax savings effect as lease payments may be tax deductible according to the Tax Act.

-        Liability for lease payments are not appropriated as debt; thus users can maintain a sound financial structure.

-        Enables users to quickly deal with technical innovation and protects them from financial loss caused by deteriorated facilities.

-        Procedure for leasing service is simpler and easier as the bank, a foreign exchange bank, directly handles import-related work, such as establishing an L/C and etc.

(4)	Securities

Classification	Details
Arrangement of corporate bond issuance and guarantees	Provide services of arrangement of corporate bond issuances and acquisition of corporate bonds that are issued, allowing corporations to directly raise stable funds. Issues payment guarantees on the repayment of principle of corporate bonds so that issuance of corporate bonds can be smoothly processed.

Securities trading	Plays a role as an institutional investor through selling and buying securities, such as stock, public corporation bonds, etc.; provides services of selling or re-purchasing government bonds and corporate bonds, issued by corporations, at an open market interest rate, in order to help clients operate utilize otherwise idle funds.

Issuing merchant banking bonds	Supports corporations with long and mid-term loans using long and mid-term funds the bank has raised by issuing merchant banking bonds.

M&A arrangement	When clients desire to acquire or merge domestic or foreign companies, the bank provides arrangement services to handle numerous related procedures on behalf of the client, such as choosing a target company, corporation evaluation, raising funds, etc.

C.	Details of Fees and Commission Transactions

(Unit: KRW thousands)

Classification	Items	1H CY2014	CY2013	CY2012
Fees and commissions income (A)	Fees for installment financing bonds	—	570	1,451
	Fees on guarantees in local currency	—	—	—
	Fees relating to loans in local currency	—	—	179,914
	Acquisition and advisory fees	375,000	25,000	795,400
	Fees on indirect investment securities income	118,943	179,642	412,216
	Fees on other local currency income	434,753	209,744	136,044
	Fees on other foreign currency income	0	—	—
	Total	928,696	545,531	1,525,026
Fees and commissions expenses (B)	Fees on local currency payments	769,987	2,061,327	2,964,931
	Fees on foreign currency payment	35,898	62,189	48,323
	Total	805,885	2,123,517	3,013,254
Fees and commissions income (A-B)		122,812	(1,577,986)	(1,488,229)

1.	Based on K-IFRS separate financial statements.

D.	Market Share

(Unit:%)

Classification	6.30.2014	3.31.2014	3.31.2013	3.31.2012
Deposits	9.40	10.49	4.01	3.67
Lending	13.00	14.49	4.14	3.65

1.	Prepared based on accounts of a full-time merchant bank (Woori Investment Bank) and the merchant banking accounts at Shinhan Bank, the Bank, Korea Exchange Bank and Meritz Securities.
2.	Deposits consist of bills issued, CMA deposits and bills resold, while lending is comprised of commercial paper discounted and factoring.
3.	Prepared on based on the fiscal year of Woori Investment Bank (closing in March) using statistical materials of the Bank of Korea.

E.	Business Performance by Operation

(1) Funding	(Unit: KRW millions, %)

Classification		1H CY2014		CY2013		CY2012
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Deposits	Bills issued	341,639	38.55%	442,538	39.39%	628,296	42.96%
	CMA deposits	325,143	36.69%	337,915	30.08%	356,301	24.36%
	Subtotal	666,783	75.24%	780,453	69.47%	984,597	67.33%
Borrowings	Local currency	—	—	164	0.01%	26,678	1.82%
	Foreign currency	—	—	—	—	—	—
	Subtotal	—	—	164	0.01%	26,678	1.82%
Corporate Bonds	Local currency	34,963	3.95%	52,491	4.67%	60,077	4.11%
	Foreign currency	—	—	—	—	—	—
	Subtotal	34,963	3.95%	52,491	4.67%	60,077	4.11%
Internal Funds	Capital	172,660	19.48%	122,109	10.87%	89,951	6.15%

Classification		1H CY2014		CY2013		CY2012
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Funds	Accumulation	(96,948)	(10.94%)	(52,078)	(4.64%)	(44,754)	(3.06%)
	Reserve for bad debt	28,765	3.25%	53,992	4.81%	85,436	5.84%
	Reserve for depreciation	12,476	1.41%	11,773	1.05%	10,541	0.72%
	Retirement benefit obligation reserve	265	0.03%	336	0.03%	444	0.03%
	Other reserves liabilities	121	0.01%	262	0.02%	520	0.04%
	Subtotal	117,340	13.24%	136,394	12.14%	142,138	9.72%
	Others	67,102	7.57%	153,896	13.70%	248,897	17.02%
	Total	886,188	100.00%	1,123,398	100.00%	1,462,387	100.00%

1.	Based on K-IFRS separate financial statements.

(2)	Fund Management Performance

(Unit: KRW millions, %)

Classification			1H CY2014		CY2013		CY2012
			Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Cash and deposits			88,910	10.03%	106,545	9.48%	197,598	13.51%
Short term funds	Bills discounted	Commercial paper	18,754	2.12%	73,398	6.53%	95,683	6.54%
	Short-term loans	Local currency	7,126	0.80%	6,512	0.58%	11,245	0.77%
		Foreign currency	—	—	—	—	—	—
		Subtotal	7,126	0.80%	6,512	0.58%	11,245	0.77%
	CMA operating fund		289,719	32.69%	294,214	26.19%	295,079	20.18%
	Total		315,599	35.61%	374,124	33.30%	402,006	27.49%

Mid- to long-term lending	Installment financing bonds		122	0.01%	166	0.01%	279	0.02%
	Lease assets		—	—	—	—	—	—
	Mid-long term loans	Local currency	141,230	15.94%	186,226	16.58%	262,993	17.98%
		Foreign currency	635	0.07%	1,110	0.10%	3,868	0.26%
		Subtotal	141,865	16.01%	187,335	16.68%	266,861	18.25%
	Total		141,987	16.02%	187,502	16.69%	267,139	18.27%

Securities			211,737	23.89%	243,916	21.71%	284,338	19.44%

Tangible assets and real estate investment			19,037	2.15%	18,736	1.67%	18,675	1.28%

Other assets			108,917	12.29%	192,575	17.14%	292,630	20.01%

Grand total			886,188	100.00%	1,123,398	100.0%	1,462,387	100.00%

1.	Based on K-IFRS separate financial statements.

<Woori FIS>

A.	Business Overview

Woori FIS provides outsourced IT services, such as ITO, consulting and business process outsourcing services to the banking, credit card, merchant banking and other companies of the Group. In addition, it engages in active marketing to provide services to financial institutions and government organizations outside of the Group and also provides services to the overseas arms of Group companies including those located in the United States, Indonesia, China and Russia.

Woori FIS offers high-quality service and customer satisfaction by continuously managing its service standards through an advanced contract structure and service level agreements. Building on such capabilities, Woori FIS endeavors to provide cutting-edge IT services and to secure international competitiveness in line with the Group’s business strategy of providing comprehensive financial services.

B.	Scope of Business

Woori FIS maintains a total IT outsourcing system for the financial sector that includes application outsourcing services and infrastructure-related outsourcing services, which gives Woori FIS an ITO service line capable of providing both total outsourcing and by-segment outsourcing services.

Practices	Service Lines
ITO	ITO Solutions & Services	Infra Solution
	Application Outsourcing Service (AMS) Infrastructure Outsourcing Service Network Outsourcing Service Host Service Desktop/Printing Outsourcing Service	Outsourcing Management Service ITSM Consulting & Establishment Service BCP (Business Continuity Planning) / DR (Disaster Recovery) Data Center Establishment Service Consolidated Maintenance Service

C.	Performance of Business

Woori FIS recorded total revenue of KRW 159.5 billion in the first half of 2014. By customer, its revenues from the Company, the Bank, Kyongnam Bank, Kwangju Bank, Woori Card, Woori Investment & Securities, Woori Aviva Life Insurance, Woori FG Savings Bank and others were KRW 1.8 billion, KRW 114.6 billion, KRW 15.2 billion, KRW 10.0 billion, KRW 11.6 billion, KRW 3.3 billion, KRW 1.0 billion, KRW 0.4 billion and KRW 1.6 billion, respectively.

D.	Funding Sources and Use of Funds

(1)	Funding

(Unit: KRW millions)

Classification	1H CY2014	CY2013	CY2012
Equity	38,001	37,635	41,268
Capital stock	24,50	24,500	4,500
Other capital components	(2,009)	(1,838)	(86)
Retained earnings	15,510	14,973	16,854
Liabilities	220,071	294,588	293,610
Corporate bonds	149,683	179,562	129,559
Bank borrowings	—	5,000	17,800
Lease liabilities	35,245	52,508	63,397
Other liabilities	35,143	57,518	82,854
Total	258,072	332,223	334,878

1.	Based on K-IFRS.

(2)	Use of Funds

(Unit: KRW millions)

Classification	1H CY2014	CY2013	CY2012
Cash and deposits	16,052	960	414
Trade receivables	24,980	25,079	54,642
Tangible assets	110,125	155,964	163,359
Intangible assets	102,443	140,584	113,578
Other assets	4,472	9,636	2,885
Total	258,072	332,223	334,878

1.	Based on K-IFRS.

<Woori Private Equity>

A.	Business Overview

Woori Private Equity seeks to maximize financial returns to its investors by focusing on long-term investments based on its experience and know-how. Its assets under management as measured by the cumulative amount of committed capital was KRW 1,011.3 billion as of June 30, 2014.

Woori Private Equity currently operates following private equity funds.

1)	Woori Private Equity Fund

Woori Private Equity Fund was established in June 2006 with a total capital commitment of KRW 344 billion. With Woori Private Equity acting as managing member, Woori Private Equity Fund has invested KRW 284.7 billion in five companies since its establishment. Woori Private Equity Fund is currently in the process of liquidation as its term expired on June 25, 2013.

2)	Woori Blackstone Korea Opportunity Private Equity Fund No.1

Woori Blackstone Korea Opportunity 1 Private Equity Fund was established in December 2009 with a capital commitment of KRW 606.1 billion and has invested KRW 412.2 billion in four companies since its establishment. Woori Private Equity and Blackstone Korea Advisors jointly act as managing members of the fund.

3)	Woori Columbus No.1 Private Equity Fund

Woori Columbus No.1 Private Equity Fund was established in October 2012 with a capital commitment of KRW 61.2 billion. With Woori Private Equity acting as managing member, Woori Columbus No.1 Private Equity Fund has invested KRW 60 billion in one company since its establishment.

B.	Business Performance

During the first half of 2014, Woori Private Equity recorded net income of KRW 2.2 billion on a consolidated basis, an increase of KRW 0.41 billion compared to the corresponding period in 2013. Such increase was attributable mainly to an increase in gain on valuation of equity-method investments as a result of improved performance of the invested companies.

C.	Funding Sources and Use of Funds

(1)	Funding Sources

(Unit: KRW millions)

Classification	1H 2014	2013	2012
Equity	40,357	40,027	39,234
Capital stock	30,000	30,000	30,000
Capital surplus	—	—	—
Retained earnings	10,500	10,112	9,367
Other capital components	(143)	(85)	(133)
Liabilities	630	1,263	1,559
Corporate bonds	—	—	—
Bank borrowings	—	—	—
CP	—	—	—
Other borrowings	—	—	—
Other liabilities	630	1,263	1,559
Total	40,987	41,290	40,793

1.	Based on K-IFRS separate financial statements.
2.	Figures for 2012 and 2013 reflect changes in accounting policies relating to amendments to K-IFRS 1019 – Employee Benefits.

(2)	Use of Funds

(Unit: KRW millions)

Classification	1H 2014	2013	2012
Stock in subsidiaries	17,804	17,804	23,197
Woori Private Equity Fund and others	17,804	17,804	23,197
Securities	8	23	1,123
Loans	—	—	—
Tangible assets	50	57	67
Intangible assets	1,402	1,461	2,028
Quick assets	20,594	20,740	13,425
Other assets	1,129	1,205	953
Total	40,987	41,290	40,793

1.	Based on K-IFRS separate financial statements.

<Woori Finance Research Institute>

A.	Business Overview

Woori Finance Research Institute is a subsidiary of the Company which was established on December 26, 2012 to provide research and business consulting, operate educational programs, manage finance-related intellectual property and organize academic conferences and seminars. As of June 30, 2014, Woori Finance Research Institute had 600,000 total issued and outstanding shares, par value KRW 5,000 per share, with a total equity capital of KRW 3,000 million. The Company owns 100% of Woori Finance Research Institute.

B.	Business Performance

During the first half of 2014, Woori Finance Research Institute recorded total revenue of KRW 3.6 billion and net income of KRW 0.4 billion.

C.	Funding Sources and Use of Funds

(1)	Funding Sources

(Unit: KRW millions)

Classification	1H 2014	2013
Equity	3,000	3,000
Retained earnings	404	199
Liabilities	753	540
Total	4,157	3,739

(2)	Use of Funds

(Unit: KRW millions)

Classification	1H 2014	2013
Tangible assets	437	501
Intangible assets	12	14
Current assets	3,094	2,649
Other assets	614	575
Total	4,157	3,739

3.	Business Performance by Operation

[Matters Relating to Major Consolidated Companies]

<The Bank>

(a)	Deposit Services

(Unit: KRW millions)

Type		1H 2014	2013	2012
Deposits received in local currency	Demand deposits	10,737,119	11,713,480	10,690,028
	Money trusts	1,251,543	1,236,844	898
	Fixed deposits	154,493,340	146,666,672	140,593,204
	Mutual funds	49,366	53,189	64,959
	CDs	2,721,443	3,297,551	1,144,569
	Other deposits received	—	—	4,458,862
Deposits received in foreign currencies		11,790,756	12,283,882	11,065,036
Present value discount		(10,369)	(42,309)	(9,877)
Total		181,033,198	175,209,309	168,007,679

*	Based on K-IFRS consolidated financial statements.

(b)	Loan Services

	Balances of Loans by Type

(Unit: KRW millions)

Type	1H 2014	2013	2012
Loans in local currency	160,293,761	155,917,926	144,616,559
Loans in foreign currencies	14,675,051	14,954,205	14,398,209
Guarantee payments	70,009	54,645	125,841
Total	175,038,821	170,926,776	159,140,609

1.	Based on K-IFRS consolidated financial statements.
2.	Loans in foreign currencies = loans in foreign currencies + domestic import usance.

‚	Loans by Purpose of Funds

(Unit: KRW millions)

Type		1H 2014	2013	2012
Corporate loans	Working capital loans	50,582,142	50,482,488	50,360,152
	Facilities loans	26,524,956	25,298,881	22,165,385
Household loans		49,712,793	50,802,309	52,793,318
Public and other loans	Working capital loans	3,891,493	3,896,531	1,294,225
	Facilities loans	1,939,959	1,809,958	1,711,721
Mortgage loans		26,420,278	22,341,020	14,863,564
Inter-bank loans		1,165,587	1,227,518	1,362,054
Other loans		56,553	59,221	66,140
Total		160,293,761	155,917,926	144,616,559

1.	Balance of loans in local currency based on K-IFRS consolidated financial statements.
2.	Amount before reflecting present value discount.
3.	Mortgage loans include corporate/household/public and other mortgage loans. Corporate/household/public and other loans exclude mortgage loans.

ƒ	Loan-to-Deposit Ratio

(Unit: KRW 100 millions,     %)

Type	1H 2014	2013	2012
Loans	1,606,906	1,562,184	1,443,268
Deposits received in local currency (excluding CDs)	1,640,675	1,574,741	1,497,056
Ratio	97.94	99.20	96.41

1.	Loans in local currency and deposits received in local currency are average monthly balances based on K-IFRS financial statements.
2.	Loan-to-deposit ratio = Average monthly balance of loans in local currency / average monthly balance of deposits received in local currency (excluding CDs).

(c)	Guarantees

(Unit: KRW millions)

Type	1H 2014	2013	2012
Confirmed guarantees	8,527,550	9,116,384	9,184,573
Unconfirmed guarantees	6,579,396	7,096,820	8,570,476
Commercial paper purchase commitments and others	2,437,198	1,924,176	1,956,447
Total	17,544,144	18,137,380	19,711,496

*	Based on K-IFRS consolidated financial statements.

(d)	Securities Investment

(Unit: KRW millions)

Type	1H 2014	2013	2012
Securities at fair value through profit or loss	2,385,078	2,211,476	5,269,978
Available-for-sale financial assets	16,696,957	16,897,731	14,484,530
Held-to-maturity financial assets	13,302,549	12,038,820	14,341,506
Investments in associates	613,998	546,188	550,332
Total	32,998,582	31,694,215	34,646,346

*	Based on K-IFRS consolidated financial statements.

(e)	Trust Business

	Trust Deposits Received

(Unit: KRW millions)

Type	1H 2014		2013		2012
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	18,816,567	19,402	17,155,494	35,401	14,212,593	39,123
Property trust	10,306,692	346	9,853,775	790	9,931,786	1,091
Total	29,123,259	19,748	27,009,269	36,191	24,144,379	40,214

1.	Trust funds indicate average balances.
2.	Trust fees = trust fees – amount for recovery of deficit

‚	Trust Account Securities

(Unit: KRW millions)

Type	Original Acquisition Cost	Book Value at Term End	Unrealized Gain/Loss (B/S)	Realized Gain/Loss (I/S)
Trust accounts	3,164,825	3,204,422	—	41,129

ƒ	Trust Account Loans

(Unit: KRW millions)

Type	1H 2014		2013		2012
	Average Balance	End Balance	Average Balance	End Balance	Average Balance	End Balance
Trust account loans	27,031	22,384	43,964	41,270	51,404	47,203

(f)	Other Businesses

	Giro service

This safe and convenient method of settlement of payments of ordinary transactions is conducted through bank deposit accounts, and cash or checks need not be exchanged.

-	Regular wire transfers

-	Standard OCR payment transfers

-	Regional tax payment transfers

‚	Sale of department store gift certificates (KRW 50,000, KRW 100,000) and book gift certificates (KRW 5,000, KRW 10,000).

ƒ	Collection of money under the government’s custody

„	Payment services for principal and interest of corporate bonds

When a company issues corporate bonds for funding purposes, to make payments of principal and interest easier for the issuer, a bank may act as payment agent through the execution of an agreement.

…	Collection services for stock payment

When a stock company is established or a capital increase is implemented, a company may entrust the fund collection process to a bank. The funds that the bank receives is the payment for the stock, and the bank conducts such service on behalf of the court upon receiving a request by the stock company to engage in such services.

†	National treasury services

The business of dealing with and managing government deposits and calculating and managing national treasury funds is the responsibility of the Bank of Korea. The Bank has contracted with the Bank of Korea to act as agent for collecting funds for the national treasury.

☐	Gold bar services

The Bank has contracted with the seller of gold bars and acts as an agent to sell and purchase gold bars and conduct relevant settlement procedures at each sales branch.

(g)	Major Products and Services

(1)	Consumer Deposit Products

▶	Demand deposit products

▶	Lump savings deposit products

▶	“Investing your savings” products

▶	Housing subscription related products

▶	Financial investment products – derivative linked securities (gold accumulation accounts)

(2)	Consumer Credit Products

▶	Household loans

▶	Real estate loans

(3)	Corporate Products

▶	Corporate loans

▶	Corporate deposit products

▶	Foreign exchange credit

(4)	PB Services

(5)	Bancassurance, Investment Trust Products

▶	Life insurance

-	Pension insurance

-	Combination life and death insurance

▶	Property insurance

▶	Investment trust products

(6)	Trust Products

(7)	Investment Finance

(8)	Foreign Exchange Services

(9)	U-Banking Services

<Woori Card>

(a)	Credit Card Business

(1)	Business by Product

(Unit: KRW millions)

Classification		1H 2014	2013
Credit card	Lump-sum payment	12,765,808	19,678,818
	Installment	2,578,884	3,283,761
	Cash advance	2,119,511	3,156,267
	Card loan	897,226	847,702
	Purchasing card	188,162	299,127
Debit card		7,835,547	9,548,317
Total		26,385,138	36,813,992

1.	Due to Woori Card’s spin-off, 2013 numbers reflect the results for the nine months from April 1, 2013 to December 31, 2013.

(2)	Balance by Product

(Unit: KRW millions)

Classification		1H 2014	2013
Credit card	Lump-sum payment	1,929,108	1,996,681
	Installment	1,171,523	924,504
	Cash advance	518,380	539,232
	Card loan	1,079,094	749,508
	Others	6,665	6,777
	Subtotal	4,704,770	4,216,702

1.	In card loans, converted loan amounts are included.

(3)	Members and Affiliates

(Unit: thousands)

Classification		1H 2014	2013
Number of members	Individuals	4,813	4,709
	Corporation	239	215
	Total	5,052	4,924
Number of affiliates		—	—

1.	Number of members: the number of people holding at least one credit card with a valid period as of the base date, and excludes the number of people holding debit cards or prepaid cards.

2.	Number of affiliates: affiliates were transferred to BC Card due to affiliate transfer agreement.

(b)	Overview of Services and Products

(1)	Credit Card Business

-	Credit Sales

The credit limit of a credit card member is determined by the member’s credit rating, and stores that have partnered with credit card issuers provide services or goods on credit. Credit sales may be classified into lump-sum payments, a one-time payment for the total value, and installment payments, which divides the total payment into installments and requires the borrower to make periodic payments.

-	Cash Advances

Cash advances are a financial instrument allowing cardholders to withdraw a certain amount of cash from their credit card based on a pre-approved limit, and cardholders may access the funds in a number of ways, including through an ATM, directly from a bank, ARS, the Internet, etc. The withdrawn cash must be repaid by the card settlement date.

-	Revolving

A payment method whereby cardholders may repeatedly use or withdraw funds up to a pre-approved credit limit so long as the cardholder pays a part of the total payment, and the remaining amount payable is extended to the next term.

-	Card Loans

A financial instrument whereby cardholders may choose a loan repayment period as well as a repayment method within certain pre-defined limits granted based on the individual cardholder’s credit rating, income level and other factors. The cardholder is required to repay the loan in accordance with the chosen and agreed upon schedule.

-	Debit Cards

Cardholders may use debit cards up to the balance of accounts that the cardholder has in his account, and the payment is automatically made from the agreed upon account at the time of approval.

-	Prepaid Cards

Users may be issued a card where a certain amount of money is recorded or preloaded, and may use up to the remaining balance of the card.

-	Other Services

Provides ancillary services, including insurance, travel, communication service, etc., for the convenience of the customers.

<Woori Investment Bank>

(a)	Deposit and Lending

(Unit: KRW millions)

		1H CY2014		CY2013		CY2012
Classification		Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance
Funding	Bills issued	341,639	365,419	442,538	352,577	628,296	545,912
	CMA deposits	325,143	319,124	337,915	338,431	356,301	347,125
	Borrowings	—	—	164	—	26,678	20,000
	Bills sold	2,011,146	1,802,580	765,567	1,372,550	299,954	208,425
	Total	2,677,929	2,487,123	1,546,185	2,063,558	1,311,229	1,121,462
Use of funds	Short-term loans	7,126	10,861	6,512	1,703	11,245	10,759
	Notes discounted and purchased	18,754	89,458	73,398	114,388	95,683	226,369
	Cash management account assets	289,719	283,040	294,214	307,600	295,079	293,920
	Bills sold	2,011,146	1,802,580	765,567	1,372,550	299,954	208,425
	Mid-to long-term loans	141,230	125,155	186,226	146,082	262,993	221,990
	Installment financing bonds[2]	122	115	166	129	279	204
	Total	2,468,097	2,311,208	1,326,083	1,942,453	965,232	961,667
Guarantees		—	—	—	—	—	—

1.	Based on K-IFRS separate financial statements
2.	Has conducted installment financing business since the merger with Kumho Capital on April 21, 2001.

(b)	International Financing Business

(Unit: KRW millions)

		1H CY2014		CY2013		CY2012
Classification		Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance
Funding	Borrowings in foreign currencies	—	—	—	—	—	—
Use of funds	Deposits in foreign currencies	1,286	1,267	3,000	5,519	3,446	6,356
	Short-term loans in foreign currencies	—	—	—	—	—	—
	Long-term loans in foreign currencies	635	—	1,110	1,055	3,868	1,071
	Securities in foreign currencies	1,104	1,015	469	1,058	635	—
	Total	3,025	2,283	4,579	7,632	7,948	7,427
Guarantees		—	—	—	—	—	—

1.	Based on K-IFRS separate financial statements

(c)	Securities

(Unit: KRW millions)

		1H CY2014		CY2013		CY2012
Classification		Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance
Funding	Issuance of corporate bonds	35,000	35,000	48,096	35,000	55,000	55,000
	Total	35,000	35,000	48,096	35,000	55,000	55,000
Use of funds	Short-term trading securities[2]	118,012	149,562	126,758	46,368	135,299	60,632
	Available-for-sale securities	93,380	89,039	114,349	108,496	144,226	108,437
	Held-to-maturity securities	—	—	—	—	—	—
	Investments in subsidiaries and associates	345	284	2,809	390	4,813	4,872
	Total	211,737	238,885	243,916	155,254	284,338	173,940
Accounts receivable		155,141	287,809	68,586	137,668	101,397	68,360

1.	Based on K-IFRS separate financial statements

<Woori Private Equity>

(a)	Main Business

-	Fundraising

Woori Private Equity raises funds from investors through its private equity business and handles various tasks, such as structuring funds, recruiting investors and establishing funds.

-	Investment

Woori Private Equity uncovers enterprises that have potential and intrinsic value for future growth to make an investment. Prior to doing so, Woori Private Equity performs the following: economic variable analysis, analysis on industry and enterprises, visiting the investment target company and conducting negotiations of the terms.

-	Value Enhancement

Conducts processes to improve management, including M&A, analysis of management performance and dispatching personnel and human resources (if necessary), in order to enhance the value of the company it has invested in.

-	Exit

Generates returns on its investment through the most optimal solution, such as an IPO, dividends, capital reductions through the issuance of new shares, merger and spin-off sales and re-sale, with the view to maximize the return on investment.

<Woori Finance Research Institute>

(a)	Main Business

-	Management Strategies

The strategic research center of Woori Finance Research Institute conducts research on the mid- to long-term development strategies of the Group and its affiliates, new growth drivers, environmental changes in the domestic fund industry and implications, and analysis on the current state of intellectual property management and methods for improvement.

-	Financial Industry

Woori Finance Research Institute performs research on business strategies of the banking and non-banking business of the financial industry, policies and major agenda, economic growth and the role of finance, and the need to strengthen the microfinance functions.

-	Global Outlook

After the global crisis, with concerns about excess in global liquidity due to monetary policies being eased by major countries, issues such as the insecurity of the financial system and, increased volatility in capital flow of emerging countries, potential currency wars are looming larger than ever before. Woori Finance Research Institute implements research on the current state of such issues and their future outlook, possible effects and countermeasures.

-	Macroeconomic Analysis

Woori Finance Research Institute performs analysis on the overall condition of overseas and domestic macroeconomy and researches the effects of economic recovery and fluctuations in exchange rates on the profitability of each industry.

4.	Derivatives Transactions

[Matters Relating to Major Consolidated Companies]

<The Bank>

(a)	Business Overview

The pricing of derivative financial products is determined based on changes in the underlying asset (e.g., interest rate, exchange rate, stock price, commodity price.)

Based on the underlying asset, derivative products are classified into plain vanilla derivatives, equity derivatives and commodity derivatives. Interest rate-related transactions include Korean treasury bond futures, interest rate swaps and interest rate options, exchange rate-related transactions include currency forwards, currency swaps and currency options, and equity-related transactions include options relating to stock price and stock price index. To hedge for future commodity prices, the Bank also transacts in commodity derivatives in which the underlying asset is commodities.

With respect to market risk and credit risk of the counterparty, a thorough analysis is conducted to ensure the stable management of transactions, and appropriate internal control procedures are conducted through the separation of the front, middle and back offices.

(b)	Type of Contracts and Derivative Products

(As of June 30, 2014)	(Unit: KRW 100 millions)

Type		Interest Rate	Currency	Equity	Other	Total
Purpose	Hedging	32,660	—	2,820	—	35,480
	Trading	1,126,216	468,489	11,082	2,104	1,607,891
Market	Exchange	—	4,284	1,901	15	6,199
	OTC	1,158,876	464,205	12,001	2,089	1,637,171
Type	Forward	—	254,992	—	—	254,992
	Future	—	4,284	315	15	4,614
	Swap	1,126,214	182,064	—	261	1,308,538
	Option	32,663	27,149	13,586	1,828	75,226

Data on business disclosure pursuant to the Unified Disclosure Standards for Financial Sector Businesses (as of June 30, 2014)

(1)	Total Trading of Derivative Products (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	35,480	1,512	—
Forwards	—	—	—
Futures	—	—	—
Swaps	32,660	1,428	—
Listed options	—	—	—
OTC options	2,820	84
Matched transactions, arbitrage transactions (B)	138,326	1,887	1,872
Forwards	36,579	204	200
Swaps	89,115	1,635	1,624
OTC options	12,632	48	48
Transactions for trading (C)	1,469,565	20,771	20,374
Forwards	218,413	3,474	4,919
Futures	4,614	—	—
Swaps	1,186,764	16,161	14,973
Listed options	1,585	7	50
OTC options	58,189	1,129	431
Total (A+B+C)	1,643,370	24,170	22,245

(2)	Total Trading of Derivative Products (Trust Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—	—
Swaps	—	—	—
OTC options	—	—	—
Transactions for trading (C)	415	—	—
Forwards	—	—	—
Futures	415	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Total (A+B+C)	415	—	—

(3)	Interest Rate Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	32,660	1,428	—
Forwards	—	—	—
Futures	—	—	—
Swaps	32,660	1,428	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	75,352	653	659

Classification	Balance	Derivative Assets	Derivative Liabilities
Forwards	—	—	—
Swaps	72,040	640	646
OTC options	3,313	13	13
Transactions for trading (C)	1,050,864	8,219	8,556
Forwards	—	—	—
Futures	—	—	—
Swaps	1,021,514	8,153	8,515
Listed options	—	—	—
OTC options	29,350	66	41
Total (A+B+C)	1,158,876	10,300	9,215

(4)	Interest Rate Derivatives (Trust Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—	—
Swaps	—	—	—
OTC options	—	—	—
Transactions for trading (C)	415	—	—
Forwards	—	—	—
Futures	415	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Total (A+B+C)	415	—	—

(5)	Currency Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	60,942	1,194	1,173
Forwards	36,579	204	200
Swaps	16,840	987	970
OTC options	7,523	3	3
Transactions for trading (C)	407,546	11,928	11,579
Forwards	218,413	3,474	4,919
Futures	4,284	—	—
Swaps	165,223	8,008	6,459
Listed options	—	—	—
OTC options	19,627	447	201
Total (A+B+C)	468,489	13,122	12,752

(6)	Currency Derivatives (Trust Accounts)

-	Not applicable

(7)	Equity Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	2,820	84	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	2,820	84	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—	—
Swaps	—	—	—
OTC options	—	—	—
Transactions for trading(C)	11,082	624	238
Forwards	—	—	—
Futures	315	—	—
Swaps	—	—	—
Listed options	1,585	7	50
OTC options	9,181	617	188
ELW (D)	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Total (A+B+C+D)	13,901	708	238

(8)	Equity Derivatives (Trust Accounts)

-	Not applicable

(9)	Precious Metals and Commodity Derivatives (Bank Accounts)

(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
Swaps	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	2,031	40	40
Forwards	—	—	—
Swaps	235	8	8
OTC options	1,796	32	32
Transactions for trading (C)	73	—	1
Forwards	—	—	—
Futures	15	—	—
Swaps	26	—	—
Listed options	—	—	—
OTC options	31	—	1
Total (A+B+C)	2,104	40	41

(10)	Precious Metals and Commodity Derivatives (Trust Accounts)

-	Not applicable

(c)	Credit Derivatives

(1)	Transactions

-	Not applicable

(2)	Details on New Credit Derivatives

-	Not applicable

<Woori Investment Bank.>

(As of: June 30, 2014)	(Unit: KRW 100 million)

Classification		Amount
Currency forwards	Balance	3,883
	Derivative assets	116
	Derivative liabilities	94
Currency SWAPs	Balance	105
	Derivative assets	0
	Derivative liabilities	2
Currency futures	Balance	115
	Derivative assets	0
	Derivative liabilities	0
Stock options	Balance	135
	Derivative assets	1
	Derivative liabilities	0
Stock SWAPs	Balance	100
	Derivative assets	4
	Derivative liabilities	0

Public Disclosure of Management Performance pursuant to “Public Disclosure Standard for Unifying Financial Business Management”

(As of June 30, 2014)	(Unit: KRW 100 millions)

Classification	Balance	Derivative Assets	Derivative Liabilities
Hedge accounting-applied transactions (A)	—	—	—
Forwards	—	—	—
Futures	—	—	—
SWAPs	—	—	—
Listed options	—	—	—
OTC options	—	—	—
Match transactions, arbitrage transactions (B)	—	—	—
Forwards	—	—
SWAPs	—	—
OTC options
Transactions for trading(C)	4,338	121	96
Forwards	3,883	116	94
Futures	115	0	0
SWAPs	205	4	2
Listed options	0	0	0
OTC options	135	1	0
Total (A+B+C)	4,338	121	121

5.	Business Facilities

A.	Branches, Etc.

-	Branches of the Group as of the date of submission of this Securities Registration Statement

(As of June 30, 2014)				(Unit: each)

Classification	Company Name	Location
		Domestic	Overseas	Total
Holding company	Woori Finance Holdings	1	—	1
First tier subsidiary	Woori Bank	991	21	1,012
First tier subsidiary	Woori Card	34	—	34
First tier subsidiary	Woori Investment Bank	4	—	4
First tier subsidiary	Woori FIS	1	—	1
First tier subsidiary	Woori Private Equity	1	—	1
First tier subsidiary	Woori Finance Research Institute	1	—	1
Second tier subsidiary	Woori Credit Information	22	—	22
Second tier subsidiary	Woori America Bank	—	16	16
Second tier subsidiary	PT. Bank Woori Indonesia	—	8	8
Second tier subsidiary	Woori Global Markets Asia Ltd	—	1	1
Second tier subsidiary	Woori Bank China Ltd.	—	18	18
Second tier subsidiary	ZAO Woori Bank	—	2	2
Second tier subsidiary	Woori Fund Service	1	—	1
Second tier subsidiary	Woori Brazil Bank	—	1	1

B.	Business Facilities, Etc.

(As of June 30, 2014)						(Unit: KRW millions)

Classification	Land	Building	Business Purpose Movable Assets	Structures in Leased Offices	Construction in Progress	Business Purpose Structures	Total
Acquisition cost	1,498,898	791,263	933,990	361,182	424	20	3,585,777
Accumulated depreciation	—	(99,315)	(726,574)	(296,084)	—	(15)	(1,121,988)
Net book value	1,498,898	691,948	207,416	65,098	424	5	2,463,789

1.	Based on consolidated financial statements.

[Matters Relating to Major Consolidated Companies]

<The Bank>

A.	Branches

(1)	Domestic

-	Domestic Branches of the Bank

(As of June 30, 2014)

Region	Branches	Sub-branches	Offices	Total
Seoul	428	42	—	470
Busan	52	3	—	55
Daegu	27	1	—	28
Incheon	36	6	—	42
Gwangju	13	1	—	14
Daejon	19	4	—	23
Ulsan	9	1	—	10
Sejong	2	2	—	4
Gyeonggi Province	189	30	—	219
Gangwon Province	8	3	—	11

Region	Branches	Sub-branches	Offices	Total
Chungcheong-buk Province	10	6	—	16
Chungcheon-nam Province	17	6	—	23
Jeolla-buk Province	11	1	—	12
Jeolla-nam Province	9	2	—	11
Gyeongsang-buk Province	19	4	—	23
Gyeongsang-nam Province	22	5	—	27
Jeju Island	3	—	—	3
Total	874	117	—	991

1.	Head office (sales division) is included as one branch.

(2)	Overseas

-	Overseas Branches of the Bank

(As of June 30, 2014)	(Unit: each)

Region	Branches	Sub-branches	Offices	Total
U.S.	2	—	—	2
U.K.	1	—	—	1
Japan	1	—	—	1
China (HK)	2	—	—	2
Singapore	1	—	—	1
Bahrain	1	—	—	1
Bangladesh	1	4	—	5
Vietnam	2	—	—	2
North Korea	1	—	—	1
India	1	—	—	1
Australia	1	—	—	1
Dubai	1	—	—	1
Malaysia	—	—	1	1
Myanmar	—	—	1	1
Total	15	4	2	21

B.	Business Facilities

(Unit: KRW millions)

Type		Land	Building[1]	Total	Remarks
Owned	Head office	365,676	259,206	624,882
	Branch office	1,128,208	523,589	1,651,797
	Overseas, etc.	716	5,307	6,023
Subtotal		1,494,600	788,102	2,282,702
Leased	Branch office	—	992,107	992,107
	Overseas, etc.	—	8,686	8,686
Subtotal		—	1,000,793	1,000,793
Total		1,494,600	1,788,895	3,283,495

1.	Amount is before reflecting accumulated amortization
2.	Based on K-IFRS consolidated financial statements

C.	ATMs

Type	1H 2014	2013	2012
CD	100	1106	157
ATM	7,101	7,179	6,899
Account book organizer	89	95	98
Other
Video machines			5
Utility bill payment machines	1,058	1,054	1,042

D.	Expansion Plans for New Branches and Significant Facilities

Type	1H 2014	2014 (Plan)
Branches (including sub-branches)	13	25

1.	Based on domestic branches.
2.	Subject to change.

Change in Production Facilities (as of June 30, 2014)

Classification	Name of Office (Date of Change)
Newly opened	Samsung Electronics Parts Research Center (sub-branch) (1.17.2014), Cheongju Airport (sub-branch) (1.17.2014), Cargo Terminal (sub-branch) (1.24.2014), International Terminal, Gimpo Airport (sub-branch) (2.10.2014), Yonsei Cancer Hospital (sub-branch) (3.14.2014), KCA Branch Office (M6) (3.21.2014), Garak Market (sub-branch) (3.28.2014), Doksan Intelligence Industrial Center Branch Office (4.11.2014), Sungnam High-tech Branch Office (4.18.2014), Samsung Components Research Complex (sub-branch) (4.18.2014), International St. Mary’s Hospital (sub-branch) (4.25.2014), Incheon St. Mary’s Hospital (sub-branch) (5.19.2014), Ulsan Woojung Town Branch Office (6.13.2014)

Transferred	Dangsan Station Branch Office (1.13.2014), Bisandong Branch Office (1.20.2014), Daelim 3-dong Branch Office (1.27.2014), Mokdong Center Branch Office (1.27.2014), Airport Finance Center (2.10.2014), Yonsei Wonju Campus (sub-branch) (2.17.2014)

Closed	Annex of Seoul City Hall (sub-branch) (3.10.2014), Shindorim Station Branch Office (3.10.2014), Gyunghee University International Campus (sub-branch) (3.10.2014), Samsung Advanced Institute of Technology (sub-branch) (4.4.2014), Bongcheon Branch Office (5.12.2014), Jangan 1-dong Branch Office (5.12.2014), Busan Education University Station Branch Office (5.12.2014), Seoul Immigration Office (sub-branch) (5.12.2014), Incheon Immigration Office (sub-branch) (5.12.2014), Suwon Immigration Office (sub-branch) (5.12.2014), Ansan Immigration Office (sub-branch) (5.12.2014)

<Woori Card>

A.	Branches

(As of June 30, 2014)

Region	Branch Offices	Member Business Offices	Total
Seoul	0	8	8
Busan	0	3	3
Daegu	0	3	3
Incheon	0	1	1
Gwangju	0	2	2
Daejeon	0	2	2
Ulsan	0	0	0
Gyeonggi	0	6	6
Gangwon	0	1	1
Chungbuk	0	1	1
Chungnam	0	1	1
Jeonbuk	0	2	2
Jeonnam	0	0	0
Gyeongbuk	0	2	2
Kyongnam	0	1	1
Jeju	0	1	1
Overseas	0	0	0
Total	0	34	34

B.	Business Facilities

(As of June 30, 2014)	(Unit: KRW millions	)

Classification	Land (Book Value)	Building (Book Value)	Total
Business Purpose Real Estate	2,487	800	3,287

<Woori Investment Bank>

A.	Branches

(As of June 30, 2014)

Region	Branch Offices	Sub-branches	Offices	Total
Gwangju	1	—	—	1
Seoul	2	—	—	2
Mokpo	1	—	—	1
Total	4	—	—	4

1.	Head office included as a branch office in the number of branch offices

B.	Business Facilities

(As of June 30, 2014)	(Unit: KRW millions)

Classification	Land (Book Value)	Building (Book Value)	Total
Head office	1,812	525	2,337
Branch offices
Total	1,812	525	2,337

<Woori FIS>

A.	Branches

(As of June 30, 2014)	(Unit: each)

Region	Branch Offices	Sub-branches	Offices	Total
Seoul	1	0	0	1
Total	1	0	0	1

1.	Head office included as a branch office in the number of branch offices

<Woori Private Equity Co., Ltd.>

A.	Business Facilities

(As of June 30, 2014)	(Unit: each)

Region	Branch Offices	Sub-branches	Offices	Total
Seoul	1	0	0	1
Total	1	0	0	1

1.	Head office included as a branch office in the number of branch offices

<Woori Finance Research Institute Co., Ltd.>

A.	Business Facilities

(As of June 30, 2014)	(Unit: each)

Region	Branch Offices	Sub-branches	Offices	Total
Seoul	1	0	0	1
Total	1	0	0	1

1.	Head office included as a branch office in the number of branch offices

6.	Other Matters Necessary for Making Investment Decisions

[Matters Relating to Parent Company]

<Woori Finance Holdings>

A.	Local Currency Liquidity Ratio

(Unit: KRW millions)

Classification	1H 2014	2013	2012
Liquid assets (A)	1,893,651	67,852	222,671
Liquid liabilities (B)	9,748	10,889	33,580
Local currency liquidity ratio (A/B)	19,425.15%	623.11%	663.11%

1.	Local currency liquidity ratio (Article 25 of Financial Holding Company Supervision Regulation and Detailed Regulations for Enforcement table.)
=> Liquid assets in local currency with remaining maturity of less than one month ÷ Liquid liabilities in local currency with remaining maturity of less than one month
2.	Liquidity ratio in local currency is based on K-IFRS separate financial statements

B.	Debt-to-Equity Ratio

(Unit: KRW millions)

Classification	1H 2014	2013	2012
Debt	3,771,694	4,237,306	3,874,928
Equity	12,177,067	13,764,539	14,570,818
Debt-to-equity ratio	30.97%	30.83%	26.59%

1.	Prepared in accordance with separate financial statements of K-IFRS
2.	Formula: Debt total / (equity - bad debt reserve)

C.	BIS Capital Adequacy Ratio

(Unit: KRW millions)

Type	1H 2014	2013	2012
Equity capital (A)	20,097,696	26,138,76	26,989,716
Risk weighted assets (B)	142,719,073	200,97,843	210,397,222
Capital adequacy ratio (A/B)	14.08%	13.01%	12.83%

1.	Capital adequacy ratios of 1H 2014 and 2013 are based on Basel III standards; capital adequacy ratio of 2012 is based on Basel II standards.
2.	Figures of first half of 2014 are estimates.

D.	30 Largest Exposures of the Group by Borrower

(As of June 30, 2014)	(Unit: KRW 100 millions)

Name of Borrower	Total Credit Exposure	Securities	Total Exposure
Korea Land and Housing Corporation	22,647	18,701	41,348
Korea Finance Corporation	—	15,648	15,648
Korea Development Bank	—	15,578	15,578
Samsung Heavy Industries Co., Ltd.	10,682	130	10,812
Samsung Electronics Co., Ltd.	10,404	50	10,454
Hyundai Heavy Industries Co., Ltd.	9,268	132	9,40
Korea Railroad Corporation	87	7,441	7,528
Small & Medium Business Corporation	203	7,322	7,525
Korea BTL Infrastructure Fund	—	6,547	6,547
SPP Shipbuilding Co., Ltd.	6,259	—	6,259
Gajeul New Town Zone 4 Redevelopment Project	5,640	—	5,640
Hyosung Co., Ltd.	5,497	—	5,497
SK Energy Co., Ltd.	5,215	101	5,315
Daewoo International	5,075	—	5,075
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	5,040	—	5,040
S-Oil Co., Ltd.	4,974	7	4,981
Daewoo E&C Co., Ltd.	4,742	—	4,742
KT Co., Ltd.	4,356	303	4,659
Korean Air Co., Ltd.	4,393	222	4,615
Korea Water Resources Corporation	7	4,501	4,508
Kumho Tire Co., Ltd.	3,489	930	4,419

Name of Borrower	Total Credit Exposure	Securities	Total Exposure
Samsung Display Co., Ltd.	4,324	—	4,324
Kia Motors Co., Ltd.	4,161	—	4,161
LG Chemistry Co., Ltd.	4,098	16	4,114
Export-Import Bank of Korea	—	4,103	4,103
KB Kookmin Bank.	2,804	1,295	4,099
Korea Expressway Corporation	—	4,081	4,081
Halla Co., Ltd.	3,913	—	3,913
Korea Housing-Finance Corporation	—	3,895	3,895
Donuimun 1 District City Environment Maintenance Project	3,881	—	3,881
Total	131,160	91,003	222,163

1.	Based on Woori Bank, Woori Card and Woori Investment Bank
2.	Classification of asset quality: loans of borrowers of non-performing loans
3.	Total exposure: loans of borrowers of non-performing loans plus securities on the balance sheet
4.	Excluding securities that are issued or guaranteed by the government or the Bank of Korea
5.	Corporate borrowers only (Holders of corporation registration numbers)

E.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of June 30, 2014)	(Unit: KRW 100 millions)

Borrower	Industry	Total Exposure	Sub-Standard or Below	Loan Loss Reserves
A	Shipbuilding	6,259	5,257	3,063
B	Shipbuilding	2,277	2,227	934
C	Shipbuilding	3,266	1,973	878
D	Manufacturing	1,315	1,315	251
E	Real estate	993	993	179
F	Manufacturing	986	986	6
G	Manufacturing	935	935	811
H	Construction	893	884	366
I	Real estate	711	711	108
J	Golf course management	705	705	424
K	Shipbuilding	684	683	671
L	Real estate	625	625	52
M	Finance	612	612	312
N	Real estate	600	600	1
O	Construction	570	570	54
P	Manufacturing	569	569	8
Q	Golf course management	537	537	189
R	Goods transportation brokerage	515	515	308
S	Manufacturing	508	508	0
T	Wholesale and retail	483	483	2
Total		24,043	21,739	8,617

1.	Based on Woori Bank, Woori Card and Woori Investment Bank
2.	Classification of asset quality: loans of borrowers of non-performing loans
3.	Corporate borrowers only (Holders of corporation registration numbers)

[Matters Relating to Major Consolidated Companies]

<The Bank>

A.	BIS Capital Adequacy Ratio

(Unit: KRW 100 millions)

Type	1H 2014	2013	2012
Equity capital (A)	210,832	203,829	205,045
Risk weighted assets (B)	1,304,339	1,313,133	1,395,329
Capital adequacy ratio (A/B)	16.16%	15.52%	14.70%

1.	BIS (Bank for International Settlements) capital adequacy ratio = equity capital / risk weighted assets × 100.
2.	Based on K-IFRS consolidated financial statements.
3.	Capital adequacy ratios of 1H 2014 and 2013 are based on Basel III standards; capital adequacy ratio of 2012 is based on Basel II standards.

B.	Liquidity Ratio

(1)	Local Currency Liquidity Ratio

(Unit: %)

Type	1H 2014	2013	2012
Local currency liquidity ratio	128.57	120.75	126.71

1.	Based on K-IFRS consolidated financial statements.

(2)	Foreign Currency Liquidity Ratio

(Unit: %)

Type		1H 2014	2013	2012
Foreign currency liquidity ratio	Before application of weight of securitization	140.09	133.55	118.42
	After application of weight of securitization	131.66	125.86	109.25

1.	Based on K-IFRS consolidated financial statements.

C.	Non-accrual Loans, Etc.

-	Calculated based on the “non-accrual loan calculation standards” of Table 12 of the Enforcement Detailed Rules on the Supervision of the Banking Business.

(1)	Non-accrual Loans

(Unit: KRW 100 millions, %)

1H 2014		2013		2012		Change[1]
Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio
34,560	1.88	37,993	2.12	21,874	1.27	(3,433)	(0.24)

1.	Change in 1H 2014 compared to 2013.
2.	Based on K-IFRS financial statements.

(2)	Provisions for Bad Debt

(Unit: KRW 100 millions)

Type			1H 2014	2013	2013
Provisions for bad debt	Domestic	Regular	30,486	34,770	31,674
		Special	—	—	—
		Subtotal	30,486	34,770	31,674
	Overseas	Regular	296	640	324
		Special	—	—	—
		Subtotal	296	640	324
	Total		30,782	35,140	31,998
Bad debt expenses			4,195	14,982	17,561

1.	Based on K-IFRS financial statements.

D.	Asset Quality

(Unit: KRW 100 millions)

Type		1H 2014	2013	2013
Total loans[3]	Total	1,834,493	1,791,750	1,726,941
	Corporate	1,102,061	1,083,582	1,025,603
	Household	732,432	708,168	660,207
	Credit card	—	—	41,131
Sub-standard and below loans Sub-standard and	Total	46,065	53,592	28,645
		2.51%	2.99%	1.66%
	Corporate	41,286	49,054	24,264

Type		1H 2014	2013	2013
below loan ratio		3.75%	4.53%	2.37%
	Household	4,779	4,538	3,774
		0.65%	0.64%	0.57%
	Credit card	—	—	607
		—	—	1.48%
Non-accrual loans Non-accrual loan ratio	Total	34,560	37,993	21,874
		1.88%	2.12%	1.27%
	Corporate	29,781	33,455	17,535
		2.70%	3.09%	1.71%
	Household	4,779	4,538	3,732
		0.65%	0.64%	0.57%
	Credit card	—	—	607
		—	—	1.48%
Ratio of provision for credit losses (A/B)		88.26%	82.27%	146.92%
Total reserves and regulatory reserve for credit loss (for calculation of non-accrual loans) (A)1		40,659	44,088	42,086
Sub-standard and below loans (B)		46,065	53,592	28,645
Delinquency ratio	Based on total loans (after seasonal adjustment)	1.13%	1.14%	1.20%
		(1.33%)	(1.41%)	(1.55%)
	Based on corporate loans (after seasonal adjustment)	1.62%	1.50%	1.72%
		(1.94%)	(1.97%)	(2.36%)
	Based on household loans (after seasonal adjustment)	0.73%	0.90%	0.70%
		(0.75%)	(1.10%)	(0.83%)
	Based on credit card receivables (after seasonal adjustment)	—	—	1.97%
		—	—	(2.27%)

1.	Credit card receivables were transferred to Woori Card due to the spin-off of the credit card business segment (spin-off date: April 1, 2013).
2.	Based on K-IFRS financial statements.
3.	Pursuant to the “non-accrual loan calculation standards” of Table 12 of the Enforcement Detailed Rules on the Supervision of the Banking Business, deposits, receivables and other loans were excluded from loans and receivables, and inter-bank loans, inter-bank loans in foreign currencies, call loans and bonds purchased under resale agreements were excluded from loans, and certain items including confirmed guarantees were added.
4.	Calculated based on “calculation standards for measurement index” of Table 7 of the Enforcement Detailed Rules on the Supervision of the Banking Business.

<Woori Card>

A.	Major Financial Ratios

(Unit: KRW millions,    %)

Classification			1H 2014	2013
Capital adequacy	Adjusted BIS capital ratio	Adjusted owner’s equity	1,086,506	1,073,466
		Adjusted total assets	4,630,082	4,233,720
		Adjusted capital ratio	23.47	25.36
Asset quality	Non-performing loan ratio	Total non-performing loans	67,306	55,380
		Total loans	4,980,216	4,514,284
		Non-performing loan ratio	1.30	1.23
	Delinquent loan ratio	Total delinquent loans	82,960	76,170
		Total loans	4,980,216	4,514,284
		Delinquent loan ratio	1.67	1.69
	Loss-risk weighted non-performing loan ratio	Risk-weighted non-performing loans	39,515	35,019
		Total loans	4,980,216	4,514,284
		Loss-risk-weighted non-performing loan ratio	0.79	0.78

Profitability	Return on assets	Adjusted net income	42,451	40,507
		Adjusted average balance of total assets	4,668,965	3,444,288
		Return on assets	0.91	1.18
	Return on equity	Adjusted net income	42,451	40,507
		Owner’s equity	571,400	569,399
		Return on equity	7.43	7.11
Liquidity	Liquidity ratio	Liquid assets in local currency	3,965,810	3,679,478
		Liquid liabilities in local currency	1,381,244	1,021,351
		Liquidity ratio	287.12	360.25

1.	Based on the business reporting standards of the FSS.
2.	Non-performing loans are the sum of substandard, doubtful and estimated loss loans.
3.	Delinquent loans are the sum of loans which are overdue by one month or more.
4.	Loss-risk-weighted non-performing loans = Sum of 20% of substandard loans, 75% of doubtful loans (60% card assets) and 100% of estimated loss loans.
5.	Adjusted net income = Net income – Amount transferred to reserves for credit losses – Assessed gain(loss) on loans + Increased depreciation cost from reevaluation of premises and equipment held for rental purposes.
6.	Adjusted average balance of total assets = Average balance of total assets – Balance of reserves for credit losses – Accumulated unrealized evaluated gain(loss) on loans – Revaluation surplus of premises and equipment held for rental purposes.
7.	Annualized for return on asset and return on equity.

B.	Provision for Credit Losses

(Unit: KRW millions, %)

Classification	1H 2014	2013
Credit card assets	4,704,770	4,216,702
Provision for credit losses	132,147	105,607
Ratio	2.8	2.50

<Woori Investment Bank>

A.	BIS Capital Adequacy Ratio

(Unit: KRW millions, %)

Classification[1]	1H CY2014	CY2013	CY2012
Capital (A)	124,924	57,052	26,510
Risk-weighted assets (B)	588,82	450,94	457,753
Capital ratio (A/B)[2]	21.21	12.65	5.79

1.	Based on K-IFRS separate financial statements
2.	BIS capital adequacy ratio = Capital / risk-weighted assets × 100

B.	Non-accrual Loans

[Non-accrual Loans]

(Unit: KRW millions, %)

1H CY2014		CY2013		CY2012		Increase/Decrease
Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio	Balance of Non-accrual Loans	Ratio
58,666	11.46	54,826	9.51	138,291	18.16	3,840	1.95

[Provision for Credit Losses]

(Unit: KRW millions)

Classification			1H CY2014	CY2013	CY2012
Provision for Credit Losses	Domestic	General	12,959	29,713	52,795
		Specific	—	—	—
		Total	12,959	29,713	52,795
	Overseas	General	—	953	58
		Specific	—	—	—
		Total	—	953	58
		Total	12,959	30,666	52,853
Provision for Credit Losses			12,156	82,24	47,617

1.	Based on K-IFRS separate financial statements

[Large Loans Classified as Non-accrual]

(Unit: KRW millions)

Classification	Balance of Non-accrual Loans 1H CY2014	Increased Amount of Non-accrual Loans 1H CY2014	Balance of Non-accrual Loans as of 1H CY2013	Reason for Default
Domestic companies	24,151	—	30,675	—
Overseas companies	—	—	—	—

*	Large Non-accrual Loans: Certain non-accrual loans exceeding KRW 5 billion per company or BIS capital adequacy ratio exceeds 10% at the end of the previous quarter.

Supplemental Information: Privatization Plan

The spin-off, merger and sale process of the Company and its subsidiaries according to the Privatization Plan announced on June 26, 2013 continues to be in progress.

The Company completed the sale of Woori Financial to KB Financial Group on March 20, 2014. In addition, the Company completed the sale of Woori Asset Management to Kiwoom Securities Co., Ltd. on May 2, 2014 and the sale of Woori F&I to Daeshin Securities Co., Ltd. on May 7, 2004. The sales of Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank to Nonghyup Financial Group Inc. were completed on June 27, 2014.

The Company also completed the spin-offs of Kyongnam Bank and Kwangju Bank on the spin-off date of May 1, 2014. On July 28, 2014, the board of directors resolved the Company would merge with and into the Bank on the merger date of November 1, 2014.

III.	FINANCIAL MATTERS OF THE COMPANY

1.	Matters Relating to the Consolidated Financial Statements

A.	Summary Consolidated Financial Data

i.	Consolidated Statement of Financial Position

(Unit: KRW millions)

Classification	1H 2014	2013	2012	2011	2010
ASSETS
Cash and cash equivalents	5,099,006	5,477,649	5,778,390	6,417,964	4,871,109
Financial assets at fair value through profit or loss	5,346,956	4,806,197	27,352,216	26,844,973	22,183,761
Available-for-sale financial assets	16,853,833	17,085,448	18,888,923	19,698,348	21,997,884
Held-to-maturity financial assets	13,302,549	12,038,820	18,684,801	20,036,128	19,885,559
Loans and receivables	213,846,076	211,912,373	250,275,551	235,317,520	216,791,805
Investments in joint ventures and associates	664,309	617,570	1,037,930	928,233	744,844
Investment properties	367,626	340,620	491,685	498,999	643,271
Premises and equipment	2,463,789	2,536,441	3,185,543	3,134,472	3,097,378
Intangible assets and goodwill	187,089	268,926	433,407	447,891	295,136
Assets held for sale	1,104	587	83,347	56,243	87,926
Current tax assets	4,200	143,101	38,667	57,512	9,568
Deferred tax assets	204,820	155,256	155,439	79,505	58,705
Derivative assets	151,163	131,410	281,069	326,840	131,511
Other assets	168,196	178,886	414,846	377,062	378,861
Disposal group held for sale	—	34,684,805	—	—	—
Disposal group held for distribution to owners	—	50,312,293	—	—	—
Total assets	258,660,716	340,690,382	327,101,814	314,221,690	291,177,318
LIABILITIES
Financial liabilities at fair value through profit or loss	2,686,802	2,507,248	10,985,765	9,621,546	8,838,281
Deposits due to customers	179,751,900	175,323,644	204,209,580	197,378,565	185,427,625
Borrowings	16,121,563	18,231,511	33,479,716	34,667,740	34,265,662
Debentures	23,583,169	21,677,674	27,959,969	29,265,833	29,110,640
Provisions	502,691	684,799	863,658	892,308	761,055
Net defined benefit liability	89,359	71,602	166,296	119,704	69,949
Current tax liabilities	198,599	9,980	178,791	274,257	173,960
Deferred tax liabilities	3,609	49,105	134,481	270,033	212,534
Derivative liabilities	—	1,785	38,000	33,493	5,339
Other financial liabilities	17,521,552	19,914,947	25,544,410	19,023,665	11,648,328
Other liabilities	395,255	411,278	508,072	570,038	399,191
Liabilities directly associated with disposal group held for sale	—	32,047,626	—	—	—
Liabilities directly associated with disposal group held for distribution to owners	—	46,882,414	—	—	—
Total liabilities	240,854,499	317,813,613	304,068,738	292,117,182	270,912,564
EQUITY
Owners’ equity:	15,867,661	17,847,633	18,695,919	17,555,085	15,701,540
Capital stock	3,381,392	4,030,077	4,030,077	4,030,077	4,030,077

Classification	1H 2014	2013	2012	2011	2010
Hybrid securities	498,407	498,407	498,407	309,010	—
Capital surplus	91,262	176,502	174,044	175,768	180,105
Other equity	(2,286,225)	(35,367)	112,013	563,074	1,002,019
Retained earnings	14,182,825	13,112,690	13,881,378	12,477,156	10,489,339
Equity directly associated with disposal group held for sale	—	29,820	—	—	—
Equity directly associated with disposal group held for distribution to owners	—	35,504	—	—	—
Non-controlling interests	1,938,556	5,029,136	4,337,157	4,549,423	4,563,214
Total equity	17,806,217	22,876,769	23,033,076	22,104,508	20,264,754
Total liabilities and equity	258,660,716	340,690,382	327,101,814	314,221,690	291,177,318
Number of Consolidated Subsidiaries*	82	173	166	143	148

*	Figures do not include the Company.
1.	2014 1H, 2013, 2012, 2011 amounts reflect amendments to K-IFRS 1110 (scope of consolidation) and K-IFRS 1019 (employee benefits).

Summary Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	1H 2014		1H 2013		2013	2012	2011	2010
	3 months	Cumulative	3 months	Cumulative
Operating income	257,621	684,330	113,851	281,580	239,567	1,549,507	3,085,708	2,148,252
Net interest income	1,121,793	2,210,164	1,122,683	2,225,105	4,492,022	4,847,900	6,551,741	5,711,528
Interest income	2,325,326	4,607,677	2,376,949	4,792,543	9,493,383	10,891,241	14,332,192	13,341,440
Interest expense	(1,203,533)	(2,397,513)	(1,254,266)	(2,567,438)	(5,001,361)	(6,043,341)	(7,780,451)	(7,629,912)
Net fees and commissions income	226,681	460,737	224,844	447,657	926,501	1,189,350	1,908,146	1,831,561
Fees and commissions income	403,992	800,430	394,752	779,745	1,565,224	1,686,885	2,487,088	2,403,826
Fees and commissions expense	(177,311)	(339,693)	(169,908)	(332,088)	(638,723)	(497,535)	(578,942)	(572,265)
Dividend income	23,335	76,690	22,319	50,665	87,641	101,063	203,005	200,780
Net gain (loss) on financial instruments at fair value through profit or loss	11,171	13,322	80,200	106,663	123,900	(364,894)	119,403	39,074
Net gain (loss) on available-for-sale financial assets	17,274	(36,264)	27,080	10,547	(85,242)	533,148	1,072,877	1,073,469
Net gain (loss) on held-to-maturity financial assets	—	—	—	—	—	—	82	21
Impairment losses due to credit loss	(260,085)	(315,151)	(499,097)	(976,115)	(2,277,260)	(1,799,029)	(2,268,927)	(2,872,943)
Other net operating expenses	(882,548)	(1,725,168)	(864,178)	(1,582,942)	(3,027,995)	(2,958,031)	(4,500,619)	(3,835,238)
Non-operating income	51,174	(34,874)	27,351	22,078	48,100	88,413	91,665	(49,457)
Share of profits (losses) of joint ventures and associates	31,352	(42,033)	1,401	(4,077)	(1,277)	44,515	16,700	29,926
Other net non-operating income	19,822	7,159	25,950	26,155	49,377	43,898	74,965	(79,383)

Classification	1H 2014		1H 2013		2013	2012	2011	2010
	3 months	Cumulative	3 months	Cumulative
Net income before income tax expense	308,795	649,456	141,202	303,658	287,667	1,637,920	3,177,373	2,098,795
Income tax expense	84,014	(163,817)	(21,577)	(35,726)	(35,096)	(356,840)	(744,093)	(498,121)
Net income from continuing operations	224,781	485,639	162,779	267,932	252,571	1,281,080	2,433,280	1,600,674
Net income (loss) from discontinued operations	548,662	661,768	30,394	176,457	(966,006)	566,599	—	—
Net income (loss)	773,443	1,147,407	193,173	444,389	(713,435)	1,847,679	2,433,280	1,600,674
Other comprehensive loss, net of tax	(219,427)	(215,786)	(13,046)	20,322	(110,347)	(438,341)	(385,374)	(235,991)
Items that will not be reclassified to profit or loss	7,585	(21,026)	46,523	9,569	9,217	(51,297)	—	—
Remeasurement of the net defined benefit liability	7,585	(21,026)	46,523	9,569	9,217	(51,297)	—	—
Items that may be reclassified to profit or loss	(227,012)	(194,760)	(59,569)	10,753	(119,564)	(387,044)	(385,374)	(235,991)
Loss on available-for-sale financial assets	(187,847)	(171,843)	(80,834)	(43,740)	(50,953)	(349,481)	(374,877)	(205,332)
Share of other comprehensive income (loss) of joint ventures and associates	(703)	(2,766)	(12,413)	(9,039)	(6,375)	56,855	(37,602)	(20,546)
Gain (loss) on foreign currency translation of foreign operations	(16,544)	7,000	35,376	76,651	(59,824)	(107,509)	24,591	(18,826)
Gain (loss) on valuation of cash flow hedge	(21,918)	(27,151)	(1,698)	(13,119)	(2,412)	13,091	2,514	8,713
Total comprehensive income (loss)	554,016	931,621	180,127	464,711	(823,782)	1,409,338	2,047,906	1,364,683
Net income attributable to:	773,443	1,147,407	193,173	444,389	(713,435)	1,847,679	2,433,280	1,600,674
Net income (loss) attributable to owners	873,181	1,195,958	148,223	358,346	(537,688)	1,633,341	2,136,828	1,288,856
Income from continuing operations	194,520	417,267	134,945	223,672	162,011	1,164,431	2,136,828	1,288,856
Income (loss) from discontinued operations	678,661	778,691	13,278	134,674	(699,699)	468,910	—	—
Net income (loss) attributable to non-controlling interests	(99,738)	(48,551)	44,950	86,043	(175,747)	214,338	296,452	311,818
Income from continuing operations	30,260	68,371	27,834	44,260	90,560	116,649	296,452	311,818
Income (loss) from discontinued operations	(129,998)	(116,922)	17,116	41,783	(266,307)	97,689	—	—
Total comprehensive income attributable to:	554,016	931,621	180,127	464,711	(823,782)	1,409,338	2,047,906	1,364,683

Classification	1H 2014		1H 2013		2013	2012	2011	2010
	3 months	Cumulative	3 months	Cumulative
Comprehensive income (loss) attributable to owners	744,810	1,065,784	133,446	378,071	(623,695)	1,176,805	1,729,658	1,051,725
Comprehensive income (loss) attributable to non-controlling interests	(190,794)	(134,163)	46,681	86,640	(200,087)	232,533	318,248	312,958
Earnings per share
Basic and diluted earnings (losses) from continuing and discontinued operations per share (KRW)	1,204	1,550	175	426	(704)	1,993	2,649	1,599
Basic and diluted earnings from continuing operations per share (KRW)	260	528	158	259	165	1,411	2,649	1,599

1.	1H 2014, 1H 2013, 2013, 2012 amounts reflect amendments to K-IFRS 1110 (scope of consolidation) and K-IFRS 1019 (employee benefits).
2.	Results for 1H 2013 and 2012 have been amended to reclassify discontinued operations.
3.	The Company has reclassified certain items as follows.
*	Beginning in 2013, the Company has reclassified certain credit card commissions from interest income to fees income. Results for 2010, 2011, 2012 and 1H 2013, as applicable, have been restated accordingly.

B.	Cautionary Points in Using Consolidated Financial Data

i.	Basis of Preparation and Accounting Policies

(1)	Basis of Preparation of Financial Statements and Changes in Accounting Policies

<1H 2014 and 1H 2013>

The Group’s condensed consolidated financial statements for the six months ended June 30, 2014 are prepared in accordance with K-IFRS 1034-Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2013 for the understanding of these condensed consolidated financial statements.

The accompanying financial statements are the Group’s condensed consolidated financial statements in accordance with K-IFRS 1010-Consolidated Financial Statements.

Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements as of December 31, 2013 in order to prepare the condensed consolidated financial statements for the six months ended June 30, 2014.

1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

-	Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

-	Amendments to K-IFRS 1110, 1112 and 1027 – Investment Entities

Investment Entities introduced an exception to the principle in K-IFRS 1110 – Consolidated Financial Statements that all subsidiaries shall be consolidated. The amendments define an investment entity and require a parent that is an investment entity to measure its investment in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries in its consolidated financial statements. Also, the new disclosure requirements for investment entities in accordance with the amendments of K-IFRS 1110 have been introduced by consequential amendments to K-IFRS 1112 – Disclosure of Interests in Other Entities and K-IFRS 1027 – Separate Financial Statements. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

-	Amendments to K-IFRS 1039 – Financial Instruments: Recognition and Measurement

The amendments allowed the Parent company to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

-	Enactment of K-IFRS 2121 – Levies

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Group’s consolidated financial statements.

In addition to the new amendments and enactments listed above, K-IFRS 1036 – Impairment of Assets, had been amended to add clarifications about the disclosure requirement in relation to estimated recoverable amount for non-financial assets. The adoption of these amendments has no significant impact on the Group’s consolidated financial statements.

2)	The Group has not applied the following new and revised K-IFRSs that have been issued but are not yet effective:

-	Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014. The Group anticipates that the amendment may not have significant impact on the Group’s consolidated financial statements.

Other amendments such as annual improvements may not have significant impact on the Group’s consolidated financial statements.

<2013 and 2012>

The Group has adopted Korean International Financial Reporting Standards (“K-IFRS”) for the annual periods beginning on January 1, 2011.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

The consolidated financial statements of the Group were approved by the board of directors on February 28, 2014.

1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effect on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative consolidated financial statement.

-	Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains or losses are recognized in other comprehensive income. Furthermore, the interest cost and expected return on plan assets used in the previous version of K-IFRS 1019 are replaced with a ‘net interest’ amount under K-IFRS 1019 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. The expected return on plan assets is included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates (a) when the plan amendment or (b) curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated the comparative consolidated financial statements. As a result, other equity decreased by 75,323 million Won and retained earnings increased by 75,323 million Won on the comparative consolidated statement of financial position as of December 31, 2012. Net income increased by 51,297 million Won and other comprehensive income decreased by 51,297 million Won on the comparative consolidated statement of comprehensive income for the year ended December 31, 2012.

-	Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement for financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require disclosing information related to offsetting agreements which are legally enforced by master netting arrangements or similar agreements. Since the Group does not hold any offset financial instruments in accordance with K-IFRS 1032 and does not have any master netting arrangement or similar agreement. The Group applied the amendment retrospective and restated the comparative disclosures on presentation of the offset between financial assets and financial liabilities.

-	Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 replaces the parts of K-IFRS 1027 – Consolidated and Separate Financial Statements that deal with consolidated financial statements and K-IFRS 2012 – Consolidation: Special Purpose Entities, and establishes a single basis for consolidation for all entities, including structured entities. Under K-IFRS 1110, an investor controls an investee when investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group applied the amendments retrospectively and restated the Group’s comparative consolidated financial statements.

(a)	Newly consolidated entities due to adoption of K-IFRS 1110 are as follows:

Name of Company	Location	Business
Woori CS Ocean Bridge 9th2	Korea	Securities investments
Woori CS Grobal Emerging Milestone 1st2	Korea	Securities investments
Principal Guaranteed Trusts 1 2	Korea	Trust
Deogi Dream Fourth Co., Ltd.[2]	Korea	Asset securitization
Guam Emerald Ocean View Inc.[2]	Korea	Asset securitization
Jeonju Iwon Ltd.[2]	Korea	Asset securitization
Wonju I-one Inc.[2]	Korea	Asset securitization
Heights Third Co., Ltd.[2]	Korea	Asset securitization

1.	Principal guaranteed trusts of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities.
2.	The Group does not have any shares in those entities.

Those entities are included in the consolidation scope since the Group is exposed to significant variable return of entities and the Group has controlling power on them.

(b)	Deconsolidated entities in adoption of K-IFRS 1110 are as follows:

Name of Company	Location	Business	Percentage of ownership (%)
Golden Bridge Sidus FNH video	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment	Korea	Securities investments	60.0
Woori CS Ocean Bridge 7th	Korea	Securities investments	61.1

The Group is exposed to significant variable return of entities through interests held, but they are deconsolidated as the Group has no controlling power over them.

-	Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. The classification of joint arrangements under K-IFRS 1111 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of a joint operation, the joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of a joint venture, the joint venture accounts for its investment using equity method. The adoption of the enactment has no significant impact on the Group’s consolidated financial statements.

-	Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its consolidated financial position, comprehensive income and cash flows, to be disclosed. Among the required disclosures due to the enactment, the Group disclosed significant change or transaction comparing to the end of December 31, 2012.

-	Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The adoption of the enactment has no significant impact on the Group’s consolidated financial statements.

Other amendments such as amendment to K-IFRS 1032 – Tax Effect of Distribution to Equity Holders have no significant impact on the Group’s consolidated financial statements.

The aggregated effect from the implementation of new accounting standards on the consolidated financial statements is as follows:

(a)	Consolidated statement of financial position

(Unit: KRW millions)

	December 31, 2012
Item	Reported	Adjustment*	Restated
Financial assets at fair value through profit or loss	26,147,141	1,205,075	27,352,216
Available-for-sale financial assets	18,869,900	19,023	18,888,923
Loans and receivables	250,105,729	169,822	250,275,551
Other assets	30,583,163	1,961	30,585,124
Total assets	325,705,933	1,395,881	327,101,814
Deposits due to customers	202,919,613	1,289,967	204,209,580
Borrowings	33,478,685	1,031	33,479,716

	December 31, 2012
Item	Reported	Adjustment*	Restated
Other financial liabilities	25,479,827	64,583	25,544,410
Other liabilities	40,825,095	9,937	40,835,032
Total liabilities	302,703,220	1,365,518	304,068,738
Owners’ equity	18,665,600	30,319	18,695,919
Non-controlling interests	4,337,113	44	4,337,157
Total equity	23,002,713	30,363	23,033,076
Total liabilities and equity	325,705,933	1,395,881	327,101,814

*	As described in Note 2. 3) “Others,” the impact from reclassification is included in the adjustments.

(Unit: KRW millions)

	January 1, 2012
	Reported	Adjustment*	Restated
Financial assets at fair value through profit or loss	25,600,231	1,244,742	26,844,973
Available-for-sale financial assets	19,671,924	26,424	19,698,348
Loans and receivables	235,159,956	157,564	235,317,520
Other assets	32,359,538	1,311	32,360,849
Total assets	312,791,649	1,430,041	314,221,690
Deposits due to customers	195,930,482	1,448,083	197,378,565
Borrowings	34,666,709	1,031	34,667,740
Other financial liabilities	19,083,709	(60,044)	19,023,665
Other liabilities	41,037,355	9,857	41,047,212
Total liabilities	290,718,255	1,398,927	292,117,182
Owners’ equity	17,523,998	31,087	17,555,085
Non-controlling interests	4,549,396	27	4,549,423
Total equity	22,073,394	31,114	22,104,508
Total liabilities and equity	312,791,649	1,430,041	314,221,690

*	As described in Note 2. 3) “Others,” the impact from reclassification is included in the adjustments.

(b)	Consolidated statements of comprehensive income

(Unit: KRW millions)

	For the year ended December 31, 2012
	Reported	Adjustment[1]	Restated[2]
Operating income	2,228,571	68,005	2,296,576
Non-operating income (loss)	62,693	(2,937)	59,756
Net income before income tax expense	2,291,264	65,068	2,356,332
Income tax expense	(493,389)	(15,264)	(508,653)
Net income	1,797,875	49,804	1,847,679
Other comprehensive loss	(387,788)	(50,553)	(438,341)
Total comprehensive income (loss)	1,410,087	(749)	1,409,338

1.	As described in Note 2. 3) “Others,” the impact from reclassification is included in the adjustments.
2.	The impact due to the reclassification into discontinued operations has not been included.

(c)	Consolidated statements of cash flows

(Unit: KRW millions)

	For the year ended December 31, 2012
	Reported	Adjustment	Restated
Cash flows from operating activities	(100,987)	(43,050)	(144,037)
Cash flows from investing activities	2,296,184	55,938	2,352,122
Cash flows from financing activities	(2,663,296)	(13,143)	(2,676,439)
Net decrease in cash and cash equivalents	(468,099)	(255)	(468,354)
Cash and cash equivalents, beginning of the period	6,417,123	841	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(171,220)	—	(171,220)
Cash and cash equivalents, end of the period	5,777,804	586	5,778,390

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

-	Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to K-IFRS 1032 are effective for the annual periods beginning on or after January 1, 2014.

-	Amendments to K-IFRS 1039 – Recognition and Measurement

The amendments are mainly focused on permission of continuous use of risk aversion accounting when the Group replaces derivatives contractor from original contractor to central counter party or firm roles as opposite contractor for liquidation effect with central counter party, as new law or regulation introduced. The amendment to K-IFRS 1039 is effective for annual periods beginning on or after January 1, 2014.

-	Amendments to K-IFRS 1110, 1112 and 1027 – Investment Entities

The amendment is an exception of the principle of K-IFRS 1110 – Consolidated Financial Statements that an entity should consolidate all of its subsidiaries that it controls. The key concept of the amendment is that an entity does not consolidate its subsidiary, but measures it at its fair value and recognizes the changes in its fair value in profit or loss where the controlling entity meets the definition of the investment entity. And new disclosure policies have applied K-IFRS 1112 – Disclosure of Interest in Other Entities and K-IFRS 1027 – Separate Financial Statements. The amendments are effective for the annual period beginning on January 1, 2014.

-	Amendments to K-IFRS 2121 - Levies

K-IFRS 2121 defines a levy as a payment to a government for which an entity receives no specific goods or services. The interpretation requires that a liability is recognized when the obligating event occurs. The obligating event is the activity that triggers payment of the levy and is typically specified in the legislation that imposes the levy. The interpretation is effective for annual periods beginning on or after January 1, 2014.

There are other amendments, such as the amendments to K-IFRS 1036 relating to recoverable amount disclosures for non-financial assets that are effective from January 1, 2014 with earlier application permitted.

The Group anticipates that the amendments listed above may not have significant impact on the Group’s consolidated financial statements.

3)	Others

(a)	Change in the presentation of short term employee benefits in administrative expenses certain fringe benefits such as social security contributions, paid-annual leave and paid-sick leave of which economic substance were short term employee benefits and previously included in other administrative expenses are separately presented as an item of short term employee benefits in administrative expenses. The impact from the reclassification is incorporated in the comparative administrative expenses and compensations for key management of the previous year, however, the impact from the reclassification into discontinued operations, which is explained in detail in Note 47 and 48, has not been included. Such changes in presentation have no impact on net income and net assets of the Group’s consolidated financial statements.

The changes in presentation of consolidated financial statements are as follows:

<Administrative expenses>

(Unit: KRW millions)

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	376,790	884,216	1,304,517	1,830,698
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	382,571	796,808	1,205,775	1,680,423
	Total	823,336	1,810,057	2,705,589	3,775,729
Restated	Employee benefits	480,872	1,105,754	1,635,633	2,281,693
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	278,489	575,270	874,659	1,229,428
	Total	823,336	1,810,057	2,705,589	3,775,729

(Unit: KRW millions)

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	423,399	911,069	1,346,845	1,832,368
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	410,088	856,973	1,275,315	1,770,284
	Total	905,460	1,910,462	2,835,580	3,887,582
Restated	Employee benefits	536,902	1,154,469	1,712,968	2,326,494
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	296,585	613,573	909,192	1,276,158
	Total	905,460	1,910,462	2,835,580	3,887,582

<Management compensation for related party transaction>

(Unit: KRW millions)

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	7,821	14,763	20,391	26,298
Restated	Short term employee benefits	8,564	15,521	22,673	28,084

(Unit: KRW millions)

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	8,102	16,105	20,995	27,074
Restated	Short term employee benefits	8,222	16,417	23,135	30,510

(b)	Reclassification of the credit card commission

The Group has reclassified the credit card commission from interest income to fees and commission income in order to facilitate the comparison between the consolidated financial statements. The Group applied this reclassification retrospectively to the comparative periods and restated the statements of comprehensive income for the year ended December 31, 2012. As a result of the reclassification, interest income decreased by 746,064 million Won and fees and commissions income increased by 746,064 million Won for the year ended December 31, 2012. The reclassification has no effect on the net assets and net income of the Group as of December 31, 2012.

(c)	Net income for financial assets and financial liabilities designated at FVTPL

The Group has reclassified 329,005 million Won from financial liabilities held for trading to financial liabilities designated at FVTPL in order to facilitate the comparison between financial statements. As a result of the reclassification, loss from financial liabilities designated at FVTPL increased by 34,991 million Won and loss from financial liabilities held for trading decreased by 34,991 million Won as of December 31, 2012. The reclassification has no impact on the net assets and net income of the Group as of December 31, 2012.

<2011 and 2010>

The Group has adopted K-IFRS as issued by the International Accounting Standards Board (“IASB”) for the annual periods beginning on January 1, 2011.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value.

The consolidated financial statements of the Group were approved by the board of directors on February 25, 2013.

1)	The Group has newly adopted following new standards and interpretations that made changes in accounting policies:

-	Amendments to K-IFRS 1001 – Presentation of Financial Statements

In accordance with the amendments to K-IFRS 1001, the Group changes the presentation of operating income by deducting cost of sales and general and administration expenses from operating income line items. The Group applied these amendments retroactively for the comparative period and restated the statements of comprehensive income for the years ended December 31, 2012 and 2011.

Accordingly, rental fee income, gains on sale of securities under equity method and others, and donation and others amounting to 13,997 million Won, 162,094 million Won, and 182,065 million Won for the year ended December 31, 2012, respectively, and 16,520 million Won, 212,128 million Won, and 153,683 million Won for the year ended December 31, 2011, respectively, are reclassified into non-operating income (expense) from operating income (loss). As a result, operating income is increased by 5,974 million Won for the current year and decreased by 74,965 million Won for prior year. There is no impact on net income and earnings per share for the year ended December 31, 2012 and 2011.

-	Amendments to K-IFRS 1107 – Disclosures – Transfers of Financial Assets

In accordance with the amendments to K-IFRS 1107, the Group discloses the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Group is exposed, the carrying amounts of the transferred assets and the associated liabilities and other requirements for each class of transferred financial assets that are not derecognized in their entirety. In addition, when the Group derecognizes transferred financial assets in their entirety but has continuing involvement in them, the Group discloses the carrying amount of the assets and liabilities that are recognized in the Group’s consolidated statements of financial position and the amount that best represents the Group’s maximum exposure to loss and others, such information to evaluate the nature of, and risks associated with, the Group’s continuing involvement. Detailed contents due to the amendments are described in Note 11.

-	Amendments to K-IFRS 1012 – Deferred Tax – Recovery of Underlying Assets

The amendments to K-IFRS 1012 allows that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the Group expect to recover the carrying amount of an asset. Investment property is measured using the revaluation model under K-IFRS 1040 – Investment Property or a non-depreciable asset measured using the revaluation model in K-IFRS 1016 – Property, Plant, and Equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The adoption of the amendments has no effect on consolidated financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

The amendments permit the benefit of such prepayment to be recognized as an asset. The adoption of the amendments has no effect on financial statements.

2)	The Group has not applied the following new and revised K-IFRS early that have been issued but are not yet effective:

-	Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 requires that other comprehensive income shall be presented and classified by “items” not to be reclassified subsequently to net income and “items” to be reclassified subsequently to net income upon meeting certain conditions. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012. The Group anticipates that the amendments may not have significant effect on financial statements.

-	Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments deleted the options to present income (loss) from retirement benefit obligation and plan assets either in comprehensive income or other comprehensive income. The amendments require the Group disclose the change in retirement benefit obligation three components, such as service cost, net interest and recognition factor. Service cost and net interest shall be recognized in comprehensive income and recognition factor shall be recognized in other comprehensive income. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. The Group’s right of set-off must not be contingent upon any future events but enforceable anytime during the contract period in all of the circumstances; in the event of default, insolvency or bankruptcy of the entity or the counterparties as well as in the ordinary course of business. The amendments to K-IFRS 1032 are effective for annual periods beginning on or after January 1, 2014. The Group is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 establishes a single source of guidance for assessing control of an investee with three elements consisting of power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to affect those returns through its power over the investee. K-IFRS 1110 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1111 – Joint Arrangements

The enactment of K-IFRS 1111 classifies a joint arrangement whereby the parties that have joint control into joint operations and joint ventures according to the rights and obligations of the parties. In case of joint operations, joint operator accounts for its share of the joint assets, liabilities, revenues and expenses. In case of joint ventures, joint ventures account for its investment in the joint venture using the equity method. K-IFRS 1111 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1112 –Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. K-IFRS 1112 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The enactment applies to K-IFRSs that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (including SPEs). The Group determines that the Group controls an investee if the Group has all the following: 1) power over the investee, 2) exposure, or rights, to variable returns from its involvement with the investee, 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The Group reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Even though the Group has less than a majority of the voting rights of an investee, it still has the power over the investee if the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Therefore, the Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

-	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders,

-	Potential voting rights held by the investor, other vote holders or other parties

-	Rights arising from other contractual arrangements

-	Any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this result in the non-controlling interests has a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.

All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the adjusted non-controlling interests and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When the assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

-	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;

-	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

-	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

(4)	Investments in Associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Interests in Jointly Controlled Entities

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;
-	its liabilities, including its share of any liabilities incurred jointly;
-	its revenue from the sale of its share of the output arising from the joint operation;
-	its share of the revenue from the sale of the output by the joint operation; and
-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(6)	Revenue Recognition

1)	Interest Income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan Origination Fees and Costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and Commissions Income

Fees and commissions income, including investment management fees, credit card fees, guarantee commissions, placement and syndication fees, import/export letters of credit, commissions received on remittance and ATM service fees are recognized when the related services are performed.

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

Assets and liabilities as at fair value through profit or loss (“FVTPL”) are recognized at their fair values. The change in their fair value, dividend, and accrued interest are recognized in net income when occurred.

4)	Trust Fees and Compensation Related to Trust Accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principles and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7)	Accounting for Foreign Currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(8)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial Assets and Financial Liabilities

1)	Financial Assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into held-for-trading, designated as at FVTPL, AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

(a)	Held-for-trading

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract.

Financial liabilities designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

(b)	AFS financial assets

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

(c)	HTM investments

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

(d)	Loans and receivables

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

2)	Financial Liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

All other financial liabilities are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of Financial Assets and Liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

5)	Fair Value of Financial Assets and Liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Debt securities (held-for-trading, designated as at FVTPL and AFS) include those issued by governments, municipal bodies and financial institutions as well as corporate bonds and debentures.

Equity securities (held-for-trading, designated as at FVTPL and AFS) comprise equity shares of corporations both listed and unlisted.

Derivatives include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and over-the-counter (“OTC”) currency and equity options, interest rate caps and floors and swap options).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

(a)	Financial assets at FVTPL and AFS financial assets

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from Korea Asset Pricing. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

(b)	Derivative assets and liabilities

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

(c)	Valuation adjustments

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the Financial Assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

(a)	Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

(b)	Financial assets carried at fair value

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting Financial Instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment Properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

(12)	Premises and Equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 – First-time adoption of International Financial Reporting Standard, certain premises and equipment such as land and buildings were re-evaluated at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible Assets and Goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of Non-monetary Assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a Lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2)	As a Lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative Instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Changes in the Fair Value of Derivatives

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

3)	Hedges of Net Investments in Foreign Operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17)	Assets (or Disposal Group) Held for Sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the non-current asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

When the Group is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Group discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Group discontinues the use of the equity method at the time of disposal when the disposal results in the Group losing significant influence over the associate or joint venture.

After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with K-IFRS 1039 – Financial Instruments: Recognition and Measurement unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Disposal Group Held for Distribution to Owners

A disposal group is classified as held for distribution to owners when the Group is committed to distribute the disposal group to the owners. For this to be the case the assets must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

When a subsidiary is determined as held for distribution to owners and that will result in the loss of control, all the assets and liabilities of the subsidiary shall be classified as held for distribution to owners regardless of retaining the non-controlling interest of the subsidiary.

The Group measures disposal group classified as held for distribution to owners at the lower of its carrying amount and fair value less costs to distribute.

(19)	Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(20)	Capital and Compound Financial Instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stock as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects. If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity.

The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(21)	Financial Guarantee Contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees receivable in net income over the period of the guarantee.

(22)	Employee Benefits and Pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

(23)	Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carry forwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

In accordance with Korean Corporate Tax Act, the Parent company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Card, Woori Asset Management, Woori Credit Information, Woori FIS, Woori F&I, Woori Private Equity, Woori Finance Research Institute, Woori AMC Co., Ltd., Woori FG Savings Bank and Woori Fund Service Co., Ltd. as of December 31, 2013. For all other subsidiaries of the Parent company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

(24)	Earnings per Share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

ii.	Contingent Liabilities and Commitments

(1)	Details of guarantees in the consolidated financial statements are as follows:

(Unit: KRW millions)

	June 30, 2014	December 31, 2013*
Confirmed guarantees
Guarantee for loans	107,500	211,239
Acceptances	829,473	876,937
Letters of guarantees	104,879	173,292
Other confirmed guarantees	7,485,700	8,545,335
Total	8,527,552	9,806,803
Unconfirmed guarantees
Local letter of credit	628,756	743,134
Letter of credit	4,468,309	5,023,848
Other unconfirmed guarantees	1,482,331	1,779,210
Total	6,579,396	7,546,192
CP purchase commitments and others	2,437,197	5,447,858

*	Including the amounts related to subsidiaries that are reclassified into disposal group held-for-sale and disposal groups held for distribution to owners.

(2)	Details of loan commitments and others in the consolidated financial statements are as follows:

(Unit: KRW millions)

	June 30, 2014	December 31, 2013*
Loan commitments	84,524,814	90,728,033
Other commitments	3,515,304	3,146,251

*	Including the amounts related to subsidiaries that are reclassified into disposal group held-for-sale and disposal groups held for distribution to owners.

iii.	Accounting Policies Adopted by the Company in Accordance with K-IFRS

Item	Accounting Policy
Standard trading transactions of financial assets	Date of transaction
Investments in consolidated subsidiaries, etc. in separate financial statements	At cost
Premises and equipment, intangible assets and investment properties	Cost model

iv.	Accounting Policies Not Applied by the Company in Accordance with K-IFRS

Item	Accounting Policy
Business combination	K-IFRS 1103 ‘Business Combinations’ is not retroactively applied to business combinations that occurred prior to the conversion date.

Book value of equity investment regarding consolidated subsidiaries in separate financial statements	Book value appraised in accordance with previous accounting standards prior to the conversion date is deemed as cost of equity investment of subsidiaries.

Acquisition cost of premises and equipment, intangible assets and investment properties	Fair value as of the conversion date for land and building is deemed to be the acquisition cost.

Accumulated difference in currency conversion	Accumulated difference in currency conversion as of the conversion date is not retroactively calculated and is deemed to be 0.

Derecognition of financial assets and liabilities	Regulations relating to derecognition of financial products are to be applied after the conversion date.

Compound financial instruments	Classification of liabilities and equity is not be retroactively applied if the compound financial instrument liabilities do not remain on the balance sheet as of the conversion date due to maturity or conversion.

Designation of financial instruments as profit or loss or available for sale	Items are designated as profit or loss by item as of the conversion date.

Provisions relating to cost of existing decommissioning and restoration included in cost of premises and equipment	Changes in provisions are estimated as of the conversion date.

Measurement of fair value of financial assets or liabilities at point of initial recognition	Difference in transaction price and fair value of financial assets and liabilities classified into level 3 fair values with respect to transactions executed after the conversion date are not immediately recognized as profit or loss at the time of acquisition.

v.	Additional Information

(1)	Consolidated Entities with Unaudited (or unreviewed) Financial Statements

<1H 2014>

Jeonju Iwon Ltd. and three other companies used unaudited financial statements, which had no significant impact on the consolidated financial statements.

<2013>

Woori Investment Advisory Co., Ltd. (Beijing) and 33 other companies used unaudited financial statements, which had no significant impact on the consolidated financial statements.

<2012>

Woori Investment Advisory Co., Ltd. (Beijing) and 17 other companies used unaudited financial statements, which had no significant impact on the consolidated financial statements.

<2011>

Woori Investment Advisory Co., Ltd. (Beijing) and 17 other companies used unaudited financial statements, which had no significant impact on the consolidated financial statements.

<2010>

MARS Second Private Equity Fund and 16 other companies used unaudited financial statements, which had no significant impact on the consolidated financial statements.

(2)	Changes in consolidated entities

Term	Addition or Exclusion	Name of Entity	Reason for Addition or Exclusion
1H 2014	Newly consolidated entities since previous term	Mirae Asset Dividend Premium Private Equity 2nd and 21 other beneficiary certificates.	New investment
		New Year Eighth Co., Ltd. and one other SPC.	New establishment
	Newly deconsolidated entities since previous term	Woori Financial and 24 others	Sale and spin-off
		Woori Heritage Long Short Private Equity Securities 1st and 34 other beneficiary certificates	Liquidation, etc.
		HUB First Co., Ltd. and 53 other SPCs.	Liquidation, etc.

2013	Newly consolidated entities since previous term	Woori Card	New investment
		Mirae Asset Triumph Private Equity Securities 11th and 41 others	New investment
		Woori F&I 32th and 13 other SPCs.	New establishment
	Newly deconsolidated entities since previous term	Samsung Plus Private Equity Securities 20th and 42 other beneficiary certificates	Liquidation, etc.
		Mars First Private Equity Fund and six other SPCs	Liquidation

2012	Newly consolidated entities since previous term	Woori Brazil Bank and two others	New investment
		Samsung Plus Private Equity Securities 20th plus 43 other beneficiary certificates	New investment
		Woori F&I 25th and 9 other SPCs.	New establishment
		Woori CS Ocean Bridge 9th and 11 others	Adoption of, and amendment in accounting principles
	Newly deconsolidated entities since previous term	Connacht Capital Market Investment	Liquidation
		Midas Private Investment Trust W-3rd and 34 other beneficiary certificates	Liquidation
		TY 2nd Securitization Specialty Co., Ltd. and 5 other SPCs	Disposal of owned interest, etc.
		Golden Bridge Sidus FNH Video and two others	Adoption of, and amendment in accounting principles

2011	Newly consolidated entities since previous term	Woori FG Savings Bank and 5 Others	New establishment
		Woori Frontier Alpha Private Equity 8th and 25 other beneficiary certificates	New investment
		Woori EA 10th and 12 other SPCs	New establishment
	Newly deconsolidated entities since previous term	Swan SF Co., Ltd. and 9 other SPCs	Liquidation
		Consus Private Equity Securities 29th and 38 other Beneficiary Certificates	Liquidation

vi.	Mergers, Spin-offs, Asset Transfers, Business Transfers

(1)	In accordance with the Public Funds Oversight Committee’s plan for the privatisation of the Company on June 26, 2013, the board of directors of the Company approved the plan of spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The spin-off was to take place through the distributing of the shares of the newly established companies which are receiving the investments to the shareholders of the Company. Therefore, the Company classified its assets and liabilities related to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners as of the end of December 31, 2013. The spin-off of those banks was completed on May 1, 2014, which was the originally planned date.

<Details of the Spin-off>

	Company Name	Business
Surviving Company	Woori Finance Holdings Co., Ltd.	All existing businesses of the Company other than the Spin-off Businesses
Spin-off Companies	KJB Financial Group Co., Ltd. (tentative) ( “KJB Financial Group”)	Businesses of the Company related to holding of the shares and thereby controlling the business operations of Kwangju Bank
	KNB Financial Group Co., Ltd. (tentative) ( “KNB Financial Group”)	Businesses of the Company related to holding of the shares and thereby controlling the business operations of Kyongnam Bank

(2)	Please refer to the Company’s publicly disclosed materials for additional details on the spin-off.

Significant Public Disclosure Materials	Date of Submission
Report of Material Event (Spin-off (Spin-off and Merger) Decision)	8.27.2013, 12.06.2013 (amendment), 1.7.2014 (amendment), 2.8.2014 (amendment), 2.7.2014 (amendment), 2.26.2014 (amendment), 4.28.2014 (amendment)
Decision of Spin-off	8.27.2013, 12.6.2013 (amendment), 1.7.2014 (amendment), 2.26.2014 (amendment)
Report of Results of Securities Issuance (Merger, etc.)	5.2.2014, 5.9.2014 (amendment)

(3)	Details of assets and liabilities directly associated with disposal group classified as held for distribution to owners are as follows:

(Unit: KRW millions)

December 31, 2013
Assets directly associated with disposal group held for distribution to owners
Cash and cash equivalents	691,608
Financial assets at FVTPL	654,965
Available-for-sale financial assets	3,257,957
Held-to-maturity financial assets	4,124,083
Loans and receivables	41,057,781
Investments in joint ventures and associates	28,286
Investment properties	48,566
Premises and equipment	299,828
Intangible assets and goodwill	32,828
Current tax assets	573
Deferred tax assets	40,540
Other assets	75,278
Total	50,312,293

(Unit: KRW millions)

December 31, 2013
Liabilities directly associated with disposal group held for distribution to owners
Financial liabilities at FVTPL	31,962
Deposits due to customers	36,603,292
Borrowings	4,860,597
Debentures	2,515,965
Provisions	233,831
Provision for retirement	88,854
Current tax liabilities	—
Deferred tax liabilities	617,764
Derivative liabilities	15,920
Other financial liabilities	1,859,151
Other liabilities	55,078
Total	46,882,414

An impairment loss on the disposal group held for distribution to owners has been recognized for KRW 40,658 million.

(4)	Details of the related discontinued operations are as follows:

(Unit: KRW millions)

	For the six months ended June 30,
	2014	2013
Operating income	108,896	236,229
Net interest income	348,396	539,662
Interest income	683,075	1,078,202
Interest expenses	(334,679)	(538,540)
Net fees and commissions income	53,182	77,900
Fees and commissions income	77,030	114,179
Fees and commissions expenses	(23,848)	(36,279)
Dividend income	13,595	19,820
Net gain on financial instruments at fair value through profit or loss	22,119	43,413
Net loss on available-for-sale financial assets	(5,569)	(4,755)
Net gain (loss) on held-to-maturity financial assets	(81,459)	(79,002)
Impairment losses on credit loss	(241,368)	(360,809)
Other net operating expenses	(1,342)	(5,122)
Non-operating loss	—	(212)
Share of profits of joint ventures and associates	(1,342)	(4,910)
Other non-operating expenses	107,554	231,107
Net income before income tax expense	576,701	(40,547)
Income tax expense (income)	684,255	190,560
Income from discontinued operations	684,255	190,560

(5)	Details of cash flows from the related discontinued operations are as follows:

(Unit: KRW millions)

	For the six months ended June, 30
	2014	2013
Cash flows from operating activities	457,097	438,095
Cash flows from investing activities	300,385	(67,971)
Cash flows from financing activities	(754,823)	(609,424)

(6)	The Group completed the spin-off of Kyongnam Bank and Kwangju Bank during the six months ended June 30, 2014 and the net assets related to the sales are as follows:

(Unit: KRW millions)

June 30, 2014
ASSETS
Cash and cash equivalents	792,949
Financial assets at FVTPL	835,053
Available-for-sale financial assets	3,140,294
Held-to-maturity financial assets	3,968,947
Loans and receivables	41,459,234
Other assets	583,663
Total	50,780,140
LIABILITIES
Financial liabilities at FVTPL	34,645
Deposits due to customers	38,152,435
Borrowings	4,628,746
Debentures	2,078,716
Provisions	183,096
Other liabilities	2,350,516

June 30, 2014
Total	47,428,154
NET ASSETS	3,351,986
Changes due to distribution to owners
Controlling interests	3,065,422
Non-controlling interests	286,564

2.	Matters Relating to the Separate Financial Statements

A.	Summary Financial Data

i.	Statement of Financial Position

(Unit: KRW millions)

Classification	1H 2014	2013	2012	2011	2010
Cash and cash equivalents	1,890,347	45,524	236,400	33,538	65,345
Loans and receivables	217,510	34,454	209,199	239,215	31,131
Available-for-sale financial assets	4	—	—	—	—
Investments in joint ventures and associates	13,831,963	13,763,730	17,976,325	17,825,203	17,383,228
Premises and equipment	225	288	389	515	593
Intangible assets	49	44	33	29	35
Current tax assets	—	138,005	20,844	—	—
Deferred tax assets	8,199	—	2,444	2,158	1,128
Other assets	1,447	2,207	970	2,347	127,448
Disposal group held for sale	—	1,555,852	—	—	—
Disposal group held for distribution to owners	—	2,441,808	—	—	—
Total assets	15,949,744	17,981,912	18,446,604	18,103,005	17,608,908
Debentures	3,545,001	3,505,025	3,654,276	3,653,968	3,654,844
Net defined benefit liability	769	—	137	—	—
Current tax liabilities	193,372	—	165,588	201,361	124,078
Deferred tax liabilities	—	375,026	—	—	—
Other financial liabilities	31,468	175,813	53,448	31,796	23,889
Other liabilities	1,084	889	1,479	1,659	1,926
Liabilities directly associated with disposal group held for distribution to owners	—	180,553	—	—	—
Total liabilities	3,771,694	4,237,306	3,874,928	3,888,784	3,804,737
Capital stock	3,381,392	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid securities	498,407	498,407	498,407	309,010	—
Capital surplus	91,475	109,026	109,026	109,026	109,025
Other equity	(1,485,670)	(1,272)	(1,467)	(1,029)	(18)
Retained earnings	9,692,446	9,108,368	9,935,633	9,767,137	9,665,087
Total equity	12,178,050	13,744,606	14,571,676	14,214,221	13,804,171

1.	1H 2014, 2013, 2012, 2011 amounts reflect amendments to K-IFRS 1019 (employee benefits). Please see “B. Cautionary Points in Using Separate Financial Data – i. Basis of Preparation and Accounting Policies” below.

ii.	Statement of Comprehensive Income

(Unit: KRW millions, except per share)

Classification	1H 2014		1H 2013		2013	2012	2011	2010
	3 months	Cumulative	3 months	Cumulative
Net interest income	(32,986)	(72,662)	(40,247)	(80,951)	(162,832)	(172,379)	(214,309)	(235,936)
Net fees and commissions income	7,754	19,143	12,508	24,613	45,924	59,440	57,852	29,982
Dividend income	—	194,527	7,543	254,081	254,081	562,272	516,008	407,130
Impairment losses due to credit loss	—	4,626	2	2	(4,621)	(1)	1	843
General administrative expenses	(8,795)	(16,787)	(13,393)	(23,648)	(42,080)	(50,774)	(49,792)	(34,596)
Operating income	(34,027)	128,847	(33,587)	174,097	90,472	398,558	309,760	167,423
Other net non-operating income	168,921	197,129	(390)	(1,081)	(309,428)	(1,367)	(6,310)	(4,541)
Net income before income tax expense	134,894	325,976	(33,977)	173,016	(218,956)	397,190	303,450	162,882
Net income (loss)	534,361	709,137	(62,189)	144,737	(596,363)	397,336	304,480	164,010
Total comprehensive income (loss)	534,199	708,932	(62,014)	144,685	(596,168)	396,898	304,480	164,010
Basic and diluted earnings from continuing operations per share	733	911	(86)	161	(776)	459	375	203

B.	Cautionary Points in Using Separate Financial Data

i.	Basis of Preparation and Accounting Policies

<1H 2014 and 1H 2013>

(1)	Basis of presentation of financial statements

The Company’s condensed separate financial statements as of and for the three months and six months ended June 30, 2014 are prepared in accordance with K-IFRS 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2013 for the understanding of the condensed separate financial statements.

The accompanying financial statements are the Company’s condensed separate financial statements in accordance with K-IFRS 1027 – Separate Financial Statements.

Unless stated below, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the condensed separate financial statements for the six months ended June 30, 2014.

1)	The Company has newly adopted the following new standards that affected the accounting policies.

-	Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

-	Amendments to K-IFRS 1110, 1112 and 1027 – Investment Entities

Investment Entities introduced an exception to the principle in K-IFRS 1110 – Consolidated Financial Statements that all subsidiaries shall be consolidated. The amendments define an investment entity and require a parent that is an investment entity to measure its investment in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries in its consolidated financial statements. Also, the new disclosure requirements for investment entities in accordance with the amendments of K-IFRS 1110 have been introduced by consequential amendments to K-IFRS 1112 – Disclosure of Interests in Other Entities, and K-IFRS 1027 – Separate Financial Statements. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

-	Amendments to K-IFRS 1039 – Financial Instruments: Recognition and Measurement

The amendments allowed the Company to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

-	Enactment of K-IFRS 2121 – Levies

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Company’s separate financial statements.

In addition to the new amendments and enactments listed above, K-IFRS 1036 – Impairment of Assets, had been amended to add clarifications about the disclosure requirement in relation to estimated recoverable amount for non-financial assets .The adoption of these amendments has no significant impact on the Company’s separate financial statements.

2)	The Company has not applied the following new and revised K-IFRSs that have been issued but are not yet effective:

-	Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions not subject to service period, the Company is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014.

The Company anticipates that the amendment listed above may not have significant impact on the Company’s separate financial statements.

<2013 and 2012>

(1)	Basis of presentation of financial statements

The Company has adopted K-IFRS for the annual period beginning on January 1, 2011 and the accompanying financial statements are prepared on K-IFRS. The accompanying financial statements are the Company’s separate financial statements prepared in accordance with K-IFRS 1027 – Consolidated and Separate Financial Statements. Major accounting policies used for the preparation of the financial statements are stated below. These accounting policies, except for the impact from the introduction of the enactments or amendments stated below, have been applied consistently to the financial statements for the current period and accompanying comparative period.

The Company’s financial statement has been prepared based on the historical cost method except for specific non-current assets and financial assets measured by revaluation or fair value. The historical cost is generally measured by fair value of acquired assets.

The Company is measuring items in financial statements by using the functional currency in the major economic environment in which operating activities occur, and the functional currency is Korean Won.

Meanwhile, the separate financial statements were approved by the board of directors is on February 28, 2014.

1)	The Company has newly adopted the following new standards and interpretations that affected the accounting policies.

-	Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified to net income subsequently or would be recycled to net income under specific circumstances. The amendments have impact on the presentation of financial statements and no impact on the financial position and financial performance. The Company applied the amendments retrospectively and restated the accompanying comparative financial statements, accordingly.

-	Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendments replace the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits. The Company applied the amendments retrospectively and restated the comparative financial statements.

The effects of the retrospective application of amendment on the comparative statement of financial position as of December 31, 2012 and the related comprehensive income for the year ended are as follows:

< Statement of Financial Position>

(Unit: KRW millions)

	As of December 31, 2012		As of January 1, 2012
	Reported	Restated	Reported	Restated
Other assets*	—	—	13	13
Net defined benefit liability	137	137	—	—
Other equity	(14)	(1,467)	(14)	(1,029)
Retained earnings	9,934,180	9,935,633	9,766,122	9,767,137

*	Excess of the fair value of plan assets over retirement benefit obligation is recorded as other assets.

<Statement of Comprehensive Income>

(Unit: KRW millions)

	For the year ended December 31, 2012
	Reported	Restated
Operating income	397,980	398,558
Non-operating expense, net	(1,368)	(1,368)
Income before income tax expense	396,612	397,190
Income tax benefit	286	146
Net income	396,898	397,336
Other comprehensive loss	—	(438)
Total comprehensive income	396,898	396,898

-	Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of between financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 establishes legally enforceable master netting agreements or in accordance with similar agreement right to offset financial instruments and the information about offset agreement like collateral agreement. Since the Company does not hold any financial instruments that are required to be offset under K-IFRS 1032 and does not have master netting arrangements or similar agreements with counterparties, the amendments have no significant impact on the Company’s financial statements.

-	Enactment to K-IFRS 1112 –Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The K-IFRS 1112 requires that the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows shall be disclosed. The adoption of the enactment has no significant impact on the Company’s financial statements.

-	Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosure requirements about fair value measurements. In accordance with K-IFRS 1113, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The K-IFRS 1113 explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard stated extensive disclosure requirement related to fair value measurement. The adoption of the enactment has no significant impact on Company’s financial statements.

2)	The Company has not applied the following new and revised K-IFRSs that have been issued but are not yet effective:

-	Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events and can be exercised always during the contract periods. The right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for the annual period beginning on January 1, 2014.

There are other amendments, such as the amendments to K-IFRS 1036 – Impairment of Assets relating to recoverable amount disclosures for non-financial assets that are effective from January 1, 2014 with earlier application permitted.

The Company anticipates that the amendment listed above may not have significant impact on the Company’s financial statements.

3)	Others

(a)	Change in presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid-annual leave and paid-sick leave of which characteristic were short term employee benefits and previously included in other administrative expenses are separately presented as an item in short term employee benefits in administrative expenses. Such changes in presentation have no impact on net income and net assets of the Company’s financial statements.

The changes in presentation of comparative financial statements are as follows:

<Administrative expenses>

(Unit: KRW millions)

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	5,128	11,696	16,948	24,266
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	5,301	11,332	16,987	25,228
	Total	10,532	23,236	34,187	49,793
Restated	Employee benefits	5,734	13,059	19,113	27,260
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	4,695	9,969	14,822	22,234
	Total	10,532	23,236	34,187	49,793

(Unit: KRW millions)

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Employee benefits	5,672	12,067	17,931	23,400
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	5,540	17,793	22,144	27,189
	Total	11,259	29,954	40,215	50,774
Restated	Employee benefits	6,447	13,733	20,549	26,867
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	4,765	16,127	19,526	23,722
	Total	11,259	29,954	40,215	50,774

<Management compensation>

(Unit: KRW millions)

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	1,083	2,238	2,822	4,461
Restated	Short term employee benefits	1,105	2,338	2,956	4,660

(Unit: KRW millions)

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Reported	Short term employee benefits	1,034	2,187	3,180	3,787
Restated	Short term employee benefits	1,083	2,306	3,336	3,984

(2)	Investment in Subsidiaries, Joint Ventures and Associates

The accompanying financial statements are the Company’s separate financial statements prepared in accordance with K-IFRS 1027 – Consolidated and Separate Financial Statements. The separate financial statements present the investment in subsidiaries, joint ventures or associates, based on the acquisition cost. The Company accounts for the investments in subsidiaries, joint ventures or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 – Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, joint ventures or associates in net income in the separate financial statements when its right to receive the dividend is established.

When there is an indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 –Impairment of Assets as a single asset by comparing its recoverable amount (higher of fair value less costs to sell and value in use) to its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

(3)	Premises and Equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment are directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Premises and equipment are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful life
Structures in leased office	5 years
Properties for business purposes	5 years

The Company assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a premises and equipment exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(4)	Intangible Assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(5)	Impairment of Non-financial Assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is measured by the higher of net fair value less costs to sell and utility value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(6)	Financial Assets and Financial Liabilities

1)	Classification of Financial Assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at FVTPL, loans and receivables, AFS financial assets and HTM financial assets.

(a)	Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 – Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL.

(b)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

(c)	AFS financial assets

Non-derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at FVTPL; or loans and receivables are classified as at AFS.

(d)	HTM financial assets

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2)	Classification of Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.

(a)	Financial liabilities at FVTPL

Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

(b)	Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3)	Recognition and Measurement

The Company recognizes a financial asset at trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition and transaction costs that are directly attributable to the acquisition (issuance) are added to or deducted from the fair value. Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in net income and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.

Dividends income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Company’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to net income.

4)	Derecognition of Financial Assets

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(7)	Offsetting Financial Instruments

Financial assets and liabilities are presented net in the separate statements of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8)	Impairment of the Financial Assets

1)	Assets Measured at Amortized Costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.

The criteria used to determine whether there is loss event include:

-	significant financial difficulty of the issuer or obligor;

-	a breach of contract, such as a default or delinquency in interest or principal payments;

-	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

-	it becoming probability that the borrower will enter bankruptcy or financial re-organization;

-	the disappearance of an active market for the financial asset due to financial difficulties; or

-	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Company assesses whether loss event exists individually, and it assesses either individually or collectively for impairment of financial assets that are not significant. If there is no loss event exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) need to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income.

2)	AFS Financial Assets

The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost is an objective evidence of impairment. The Company recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. For AFS equity instruments, impairment losses recognized in net income are not reversed through net income. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(9)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(10)	Assets (or disposal groups) held for Sale

The Company shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company shall measure a non-current asset (or disposal groups) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

(11)	Disposal Group held for Distribution to Owners

A disposal group is classified as held for distribution to owners when the entity is committed to distribute disposal group to the owners. For this to be the case, the assets must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

An entity shall measure disposal group classified as held for distribution to owners at the lower of its carrying amount and fair value less costs to distribute.

(12)	Equity

Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.

When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax) is included in equity attributable to the Company’s shareholders.

(13)	Fees and Commissions Income

The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.

(14)	Income Tax Expense

Income tax consists of current and deferred income tax. Income tax is recognized in net income except when it relates to elements recognized in other comprehensive income or directly in equity. Current income tax liabilities (assets) is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date – the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled – or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.

In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.

(15)	Employee Benefits

1)	Short-term Employee Benefits

The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Company may have no legal obligation to pay a bonus, considering some cases, the Company has a practice of paying bonuses. In such cases, the Company has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

2)	Retirement Benefits

The Company operates defined benefit plans. For defined benefit plans, the liability recognized in the separate statements of financial position is the present value of the current defined benefit obligation at the date of the separate statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries using the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in remeasurements in the period in which they occur.

(16)	Interest Income and Expense Recognition

Interest income and expense from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost, are recognized on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(17)	EPS

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

<2011 and 2010>

(1)	Basis of Presentation of Financial Statements

The Company has adopted K-IFRS for the annual period beginning on January 1, 2011. The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 – Consolidated and Separate Financial Statements. Major accounting policies used for the preparation of the financial statements are stated below. These accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period except for the effects that description of the standards or interpretations stated below.

The Company’s financial statement has been prepared out based on the historical cost method except for specific non-current assets and financial assets measured at remeasured value or fair value. The historical cost is generally based on the fair value of consideration paid to acquire an asset.

The Company is measuring items in financial statements by using the functional currency in the major economic environment in which operating activities occur, and the functional currency is Korean Won.

The separate financial statements were approved by the board of directors on February 25, 2013.

1)	The Company has newly adopted the following new standards and interpretations that made changes in accounting policies.

-	Amendments to K-IFRS 1001 – Presentation of Financial Statements

In accordance with the amendments to K-IFRS 1001, the Company changes the presentation of operating income by deducting cost of sales and general and administration expenses from operating income line items. The Company applied these amendments retroactively for the comparative period and restated the statements of comprehensive income for the years ended December 31, 2012 and 2011.

Accordingly, some of other profit (loss) that is classified as operating income (loss) is reclassified into non-operating income (expense). Operating income is increased by 1,368 million Won and 6,310 million Won for the years ended December 31 2012 and 2011, respectively. The adoption of the amendments has no effect on net income and earnings per share for the year ended December 31, 2012 and 2011.

-	Amendments to K-IFRS 1107 – Disclosures – Transfers of Financial Assets

In accordance with the amendments to K-IFRS 1107, the Company discloses the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Company is exposed, the carrying amounts of the transferred assets and the associated liabilities and other requirements, for each class of transferred financial assets that are not derecognized in their entirety. In addition, when the Company derecognizes transferred financial assets in their entirety but has continuing involvement in them, the Company discloses the carrying amount of the assets and liabilities that are recognized in the Company’s statements of financial position and the amount that best represents the Company’s maximum exposure to loss and others, such information to evaluate the nature of, and risks associated with, the Company’s continuing involvement. The amendments related to disclosures have no effect on financial statements.

-	Amendments to K-IFRS 1012 – Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 – Investment Property and non-depreciable property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 – Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The amendments has no effect on financial statements.

-	Amendments to K-IFRS 2114 – Minimum Funding Requirements

According to the amendments to K-IFRS 2114, the Company recognizes exceeded accumulation due to the prepayment of minimum funding contributions as an asset. The amendments has no effect on financial statements.

2)	The Company has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

-	Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 requires that other comprehensive income shall be presented and classified by “items” not to be reclassified subsequently to net income” and “items” to be reclassified subsequently to net income upon meeting certain conditions. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. The Company’s right of set-off must not be contingent upon any future events but enforceable anytime during the contract period in all of the circumstances; in the event of default, insolvency or bankruptcy of the entity or the counterparties as well as in the ordinary course of business. The amendments to K-IFRS 1032 are effective for annual periods beginning on January 1, 2014. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 establishes a single source of guidance for assessing control of an investee with three elements consisting of power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to affect those returns through its power over the investee. K-IFRS 1110 is effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the enactments on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. Under the enactment, a joint operator requires to recognize assets, liabilities, revenues and expenses proportionally to its interest in the arrangement and a joint venturer requires to recognize an investment and account for the investment using the equity method. The amendments to K-IFRS 1111 are effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactments of K-IFRS 1112 establish disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. K-IFRS 1112 is effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

-	Enactment of K-IFRS 1113 – Fair Value Measurement

The enactments of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The enactment applies to K-IFRSs that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

(2)	Investment in subsidiaries, jointly controlled entities and associates

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 – Consolidated and Separate Financial Statements. The separate financial statements present an investment in subsidiaries, jointly controlled entities or associates, based on the acquisition cost. The Company accounts for the investments in subsidiaries, jointly controlled entities or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 – Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, jointly controlled entities or associates in net income in the separate financial statements when its right to receive the dividend is established.

When there is indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 – Impairment of Assets as a single asset by comparing its recoverable amount (the higher of fair value less costs to sell and value in use) with its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

(3)	Premises and Equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Premises and equipment are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful life
Structures in leased office	5 years
Properties for business purposes	5 years

The Company assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(4)	Intangible Assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(5)	Impairment of Non-financial Assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is measured by the higher of net fair value less costs to sell and utility value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(6)	Financial Assets and Financial Liabilities

1)	Classification of Financial Assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at FVTPL, loans and receivables, AFS financial assets and HTM financial assets.

(a)	Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 – Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL.

(b)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

(c)	AFS financial assets

Non-derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at FVTPL; or loans and receivables are classified as at AFS.

(d)	HTM financial assets

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2)	Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.

(a)	Financial liabilities at FVTPL

Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

(b)	Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3)	Recognition and Measurement

The Company recognizes a financial asset at trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition and transaction costs that are directly attributable to the acquisition (issuance) are added to or deducted from the fair value. Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in net income and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.

Dividends income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Company’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to net income.

4)	Derecognition of Financial Assets

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(7)	Offsetting Financial Instruments

Financial assets and liabilities are presented net in the separate statements of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8)	Impairment of the Financial Assets

1)	Assets measured at amortized costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.

The criteria used to determine whether there is loss event include:

-	significant financial difficulty of the issuer or obligor;

-	a breach of contract, such as a default or delinquency in interest or principal payments;

-	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

-	it becoming probability that the borrower will enter bankruptcy or financial re-organization;

-	the disappearance of an active market for the financial asset due to financial difficulties; or

-	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Company assesses whether loss event exists individually, and it assesses either individually or collectively for impairment of financial assets that are not significant. If there is no loss event exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) need to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income.

2)	AFS Financial Assets

The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost is an objective evidence of impairment. The Company recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. For AFS equity instruments, impairment losses recognized in net income are not reversed through net income. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(9)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(10)	Equity

Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.

When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax) is included in equity attributable to the Company’s shareholders.

(11)	Fees and Commissions Income

The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.

(12)	Income Tax Expense

Income tax consists of current and deferred income tax. Income tax is recognized in net income except when it relates to elements recognized in other comprehensive income or directly in equity. Current income tax liabilities (assets) is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date - the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled - or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.

In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.

(13)	Employee Benefits

1)	Short-term Employee Benefits

The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Company may have no legal obligation to pay a bonus, considering some cases, the Company has a practice of paying bonuses. In such cases, the Company has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

2)	Retirement Benefits

The Company operates defined benefit plans. For defined benefit plans, the liability recognized in the separate statements of financial position is the present value of the current defined benefit obligation at the date of the separate statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries using the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.

(14)	Interest Income and Expense Recognition

Interest income and expense from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost, are recognized on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(15)	EPS

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(16)	Reclassifications Related to Consolidated Corporate Taxes

The Company reclassified the tax payment on behalf of subsidiaries related to the consolidated tax return from other assets to loans and receivables and tax refund on behalf of subsidiaries from other liabilities to other financial liabilities. As a result, other assets have decreased by KRW 166,077 million and KRW 202,525 million and loans and receivables have increased by KRW 166,077 million and KRW 202,525 million as of December 31, 2012 and 2011, respectively. In addition, other liabilities have decreased by KRW 21,333 million and KRW 1,164 million and other financial liabilities have increased by KRW 21,333 million and KRW 1,164 million as of December 31, 2012 and 2011, respectively. The effects of the reclassifications are reflected on the comparative financial statements, and the reclassifications have no effect on net asset and net income.

IV.	AUDIT OPINION OF THE AUDITOR OF THE COMPANY

1.	Auditor’s Opinion on Consolidated Financial Statements

A.	Auditor for Consolidated Financial Statements

1H 2014	2013	2012
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

B.	Audit Opinion on Consolidated Financial Statements

Term	Audit Opinion	Summary of Issues
1H 2014	*	Not applicable
2013	Unqualified	Not applicable
2012	Unqualified	Not applicable

*	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS 1034 ‘Interim Financial Reporting.’

2.	Auditor’s Opinion on Separate Financial Statements

A.	Auditor

1H 2014	2013	2012
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

B.	Audit Opinion

Term	Audit Opinion	Summary of Issues
1H 2014	*	Not applicable
2013	Unqualified	Not applicable
2012	Unqualified	Not applicable

*	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS 1034 ‘Interim Financial Reporting.’

3.	Matters Relating to Audit Fees Paid to Outside Auditors During the Three Most Recent Years

A.	Engagement for Audit Services

(Unit: KRW millions)

Term	Auditor	Description	Fee	Total Time
1H 2014	Deloitte Anjin LLC	Review of quarterly/semiannual separate financial statements	384	3,833
		Review of quarterly/semiannual consolidated financial statements
		Audit of annual separate financial statements
		Audit of annual consolidated financial statements

2013	Deloitte Anjin LLC	Review of quarterly/semiannual separate financial statements	454	11,327
		Review of quarterly/semiannual consolidated financial statements
		Audit of annual separate financial statements
		Audit of annual consolidated financial statements

2012	Deloitte Anjin LLC	Review of quarterly/semiannual separate financial statements	440	8,848
		Review of quarterly/semiannual consolidated financial statements
		Audit of annual separate financial statements
		Audit of annual consolidated financial statements

B.	Engagement for Non-Audit Services with Auditor

(Unit: KRW millions)

Term	Date of Execution of Agreement	Description of Service	Service Term	Fee	Remarks
1H 2014	4.25.2014	Adjustment of corporate income tax	2014.07~2014.08 2015.02~2015.04	31
	7.25.2014	Auditor’s review of financial information related to the Merger	2014.07~2014.08	270

2013	4.30.2013	PCAOB and Sarbanes-Oxley Act audit. Adjustment of corporate income tax	2013.07~2014.04 2013.07~2013.08 2014.02~2014.04	1,405 36	—
	10.28.2013	Review of financial statements of business units to be spun-off	2013.10~2013.10	40

2012	4.30.2012	Sarbanes-Oxley Act audit. Adjustment of corporate income tax	2012.07~2013.04 2012.07~2012.08 2013.02~2013.04	1,358 35	—

V.	MATTERS RELATING TO CORPORATE GOVERNANCE OF THE COMPANY

1.	Matters Relating to the Board of Directors

A.	Overview of the Composition of Board of Directors

o	Number of Directors (one standing director and seven outside directors)

-	January 1, 2014 ~ March 20, 2014

Name	Major Work Experience	Relationship with Largest Shareholder	Participation in Internal/External Training	Remarks
Soon-Woo Lee (Standing Director)	- Current) Chairman and CEO of the Company and the Bank - Deputy President and Director, Woori Bank - Executive Vice President and Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None		—

Yong-Man Rhee (Outside Director)

-  Current) Committee Member, National Elders Committee

-  Minister, Ministry of Finance and Economy

-  Governor, Bank Supervisory Service

-  Graduate School of Public Administration, Seoul National University

		None	Internal training	First appointed: March 2013 Chairman of the Board

Young-Soo Park (Outside Director)

-  Current) Representative Attorney, Law Firm Gangnam LLP

-  Director, Seoul High Prosecutor’s Office

-  Department Head, Central Investigation Department, Supreme Prosecutor’s Office

-  Bachelor of Liberal Arts and Sciences, Seoul National University

		None	Internal training	First appointed: March 2013

Doo-Hee Lee (Outside Director)

-  Current) Dean and Professor of College of Business Administration, Korea University

-  President, Asia-Pacific Association for International Education

-  Ph.D. in Business Administration, Michigan State University

-  Bachelor of Business Administration, Korea University

		None	Internal training	First appointed: March 2009

Hee-Yul Chai (Outside Director)

-  Current) Professor of Economics, Kyonggi University

-  Non-standing Commissioner, Financial Services Commission

-  Ph.D. in Economics, University of Paris X

-  Bachelor of Economics, Seoul National University

		None	Internal training	First appointed: March 2013

Hun Lee (Outside Director)	- Current) Co-Head, The Lawyers for Citizens - Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	Internal training	First appointed: March 2009

Name	Major Work Experience	Relationship with Largest Shareholder	Participation in Internal/External Training	Remarks
Hyung-Goo Lee (Outside Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	Internal training	First appointed: March 2012

John Ji-Whan Park (Outside Director)	- Current) Representative Director, Asia Evolution - Director, AT&T Network System - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University	None	Internal training	First appointed: March 2011

o	Number of Directors (one standing director and six outside directors)

-	On and after March 21, 2014

Name	Major Work Experience	Relationship with Largest Shareholder	Participation in Internal/External Training	Remarks
Soon-Woo Lee (Standing Director)	- Current) Chairman and CEO of the Company and the Bank - Deputy President and Director, Woori Bank - Executive Vice President and Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None		—

Young-Soo Park (Outside Director)

-  Current) Representative Attorney, Law Firm Gangnam LLP

-  Director, Seoul High Prosecutor’s Office

-  Department Head, Central Investigation Department, Supreme Prosecutor’s Office

-  Bachelor of Liberal Arts and Sciences, Seoul National University

		None	Internal training	First appointed: March 2013 Chairman of the Board

Sang-Keun Oh (Outside Director)	- Current) Professor, Economics, Donga University - Director, The Korean Economic Association - Ph.D. in Economics, University of Wisconsin-Madison - BA in Economics, Sungkyunkwan University	None	Internal training	First appointed: March 2014

Hee-Yul Chai (Outside Director)

-  Current) Professor of Economics, Kyonggi University

-  Non-standing Commissioner, Financial Services Commission

-  Ph.D. in Economics, University of Paris X

-  BA in Economics, Seoul National University

		None	Internal training	First appointed: March 2013

Kang-Shik Choi (Outside Director)	- Current) Professor, Economics, Yonsei University - Dean, University College, Yonsei University - Ph.D. in Economics, Yale University - BA in Economics, Yonsei University	None	Internal training	First appointed: March 2014

Name	Major Work Experience	Relationship with Largest Shareholder	Participation in Internal/External Training	Remarks
Seong-Yeol Lim (Outside Director)

-  Current) Director, Policy Coordination Division, Korea Deposit Insurance Corporation

-  Risk Management General Manager, Korea Deposit Insurance Corporation

-  MPA, Seoul National University

-  BA in Economics, Seoul National University

		Employee of the largest shareholder	Internal training	First appointed: March 2014

Min Chang (Outside Director)

-  Current) Director, Research and Coordination, Korea Institute of Finance

-  Advisor to the Chairman, Financial Services Commission

-  Ph.D. in Economics, Michigan State University

-  BA in Economics, Seoul National University

		None	Internal training	First appointed: March 2014

*	At the general meeting of shareholders held on March 21, 2014, Sang-Keun Oh, Kang-Shik Choi, Seong-Yeol Lim and Min Chang were appointed as directors.
*	Department in charge of business support for outside directors: Department of Strategy and Planning (person in charge: deputy department head: Hyuk Bak, Tel: 2125-2221)

(1)	Composition and Role of Board of Directors

	The board of directors shall consist of directors and shall determine the matters which are provided for as the authority of the board of directors under the relevant laws and regulations, including the KCC and the Financial Holding Companies Act, and other substantial business issues of the Company.

‚	The board of directors shall perform its duties set forth in the regulations of the board of directors for the purpose of enhancement of the shareholders’ benefits.

(2)	Chairman of the Board of Directors

	The chairman of the board of directors shall be elected annually from among the directors by a resolution of the board of directors.

‚	In the event the elected chairman is not an outside director, a person representing the outside directors shall be separately elected.

ƒ	A representative outside director shall carry out the following duties:

1.	Convening and presiding over meetings of all outside directors.

2.	Support outside directors so that the outside directors can receive reports on business performance and progress from the chairman of the board of directors, executives and employees, and be provided with necessary documents.

3.	Other duties necessary for the enhancement of the roles and responsibilities of outside directors.

(3)	Convocation of the Meeting of Board of Directors

	The meetings of board of directors shall consist of ordinary meetings of the board of directors or extraordinary meetings of the board of directors, and shall be called by the chairman of the board of directors.

‚	An ordinary meeting of the board of directors shall be held once a quarter, and an extraordinary meeting of the board of directors may be convened at any time as deemed necessary by the chairman of the board of directors.

ƒ	When each meeting of the board of directors is called, the date for such meeting shall be determined first and then a written notice stating the date, place of the meeting and the purpose for which the meeting has been called shall be sent to each of the directors, together with the proposed agenda for the meeting and related documents, one (1) week prior to the date set for the meeting. However, such period for the notice regarding the meeting of the board of directors shall be reduced in an urgent situation, and the meeting of the board of directors may be called without the convening procedures provided in this paragraph upon unanimous consent from all members of the board of directors.

„	In the absence of the chairman of the board of directors, a director designated according to an order determined by the board of directors shall act as the chairman of the board of directors.

(4)	Resolution of Board of Directors

	A resolution by the board of directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting at which a majority of the directors of the Company are present; provided, however, that for matters pertaining to Articles 397-2 and 398 of the KCC, the resolution by the board of directors shall require an affirmative vote of two-thirds (2/3) of the directors.

‚	The board of directors may permit some or all of its members not to attend a meeting of the board of directors in person, and may permit all directors to make their resolutions by means of a communications device which is able to remotely transmit and receive sounds simultaneously. In such case, the relevant director shall be deemed to have been present at such meeting in person.

ƒ	A person having a special interest in a resolution of the board of directors may not exercise his voting right.

(5)	Committees of the Board of Directors

ø	Article 42 (Committees) of the Articles of Incorporation

	The Company shall establish the following committees within the board of directors.

1.	Board of directors management committee
2.	Business development and compensation committee
3.	Risk management committee
4.	Standing directors committee
5.	Ethics committee
6.	Committee for recommending outside directors candidates
7.	MOU evaluation committee
8.	Audit committee
9.	Committee for recommending audit committee member candidates

(6)	Authority of Board of the Directors

ø	Article 6 (Resolutions, etc.) of the Regulations of the Board of Directors

	The following matters subject to the resolution of the board of directors may be delegated to committees of the board of directors within the limit allowed by relevant statutes:

1.	Matters relating to a general meeting of shareholders

a.	Convening of a general meeting of shareholders
b.	Proposal of agenda of a general meeting of shareholders

2.	Matters relating to basic management

a.	Management goals and evaluations
b.	Business plans

c.	Budget and settlement of accounts
d.	Significant organizational changes including mergers, spin-offs, etc.
e.	Addition or disaffiliation of subsidiaries
f.	Investment in subsidiaries

3.	Matters relating to the articles of incorporation, regulations, etc.

a.	Amendment of the articles of incorporation
b.	Establishment and revocation of regulations of the board of directors or regulations of committees of the board of directors
c.	Establishment and revocation of regulations of the operation of the outside director system, regulations of the committee for recommending presidential candidates, regulations of the committee for recommending subsidiary bank presidential candidates and regulations of the committee for recommending chief executive candidates of subsidiaries

4.	Matters relating to capital and capital finance

a.	Issuances of new stock and reductions of capital
b.	Appropriation of capital to reserves
c.	Bond issuances and refunds

5.	Matters relating to directors

a.	Appointment and dismissal of presidents and vice-presidents
b.	Decision on the remuneration of directors within the limit delegated by a general meeting of shareholders
c.	Approval relating to Article 397 (Prohibition against Competition), Article 397-2 (Prohibition against Appropriation of Company’s Opportunities and Assets), and Article 398 (Transactions between Directors, etc. and Company) of the KCC
d.	Appointment and dismissal of the chairman of the board of directors and a representative outside director
e.	Appointment and dismissal of members of the committees of the board of directors
f.	Decision on mandatory service hours per year of outside directors

6.	Others

a.	Matters relating to material contracts and agreements
b.	Matters relating to acquisitions and losses of material property or rights
c.	Appointment and dismissal of the compliance officer
d.	Appointment and dismissal of managers
e.	Matters delegated from general meetings of shareholders
f.	Matters recognized as necessary by the board of directors, committees of the board of directors or presidents
g.	Matters determined by a resolution of the board of directors under related statutes

B.	Major Resolutions

(1)	Description of Major Activities of Board of Directors

o	January 1, 2014 ~ March 20, 2014

			Names of Outside Directors, etc.
Round	Date of Meeting	Agenda	Young-Man Rhee (Attendance rate:100%)	Young-Soo Park (Attendance rate:100%)	Doo-Hee Lee (Attendance rate:50%)	Hee-Yul Chai (Attendance rate:83%)	Hun Lee (Attendance rate:100%)	Hyung-Goo Lee (Attendance rate:100%)	John Ji-Whan Park (Attendance rate:100%)
			Approval
1	1.6.2014	1. Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)	Yes	Yes	Yes	Absent	Yes	No	Yes

2	1.22.2014	1. Appointment of external expert member from among the members of the committee for recommending subsidiary bank president candidates (draft)	Yes	Yes	Yes	Yes	Yes	Yes	Yes

			Names of Outside Directors, etc.
Round	Date of Meeting	Agenda	Young-Man Rhee (Attendance rate:100%)	Young-Soo Park (Attendance rate:100%)	Doo-Hee Lee (Attendance rate:50%)	Hee-Yul Chai (Attendance rate:83%)	Hun Lee (Attendance rate:100%)	Hyung-Goo Lee (Attendance rate:100%)	John Ji-Whan Park (Attendance rate:100%)
			Approval
3	2.6.2014	1. Approval of closing documents (e.g., financial statements) of 2013 (draft)	Yes	Yes	Absent	Yes	Yes	Yes	Yes
		2. Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)	Yes	Yes		Yes	Yes	Yes	Yes

4	2.20.2014	1. Execution of share purchase agreement of Woori Financial and Woori Asset Management (draft)	Yes	Yes	Yes	Yes	Yes	Yes	Yes

5	2.26.2014	1. Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)	Yes	Yes	Absent	Yes	Yes	Yes	Yes

6	2.28.2014	1. Approval of modification of closing documents (e.g., financial statements) of 2013 (draft)	Yes	Yes	Absent	Yes	Yes	Yes	Yes
		2. Approval of limit on compensation for directors (draft)	Yes	Yes		Yes	Yes	Yes	Yes
		3. Holding of regular general meeting of shareholders for 2013	Yes	Yes		Yes	Yes	Yes	Yes
		4. Amendment of agreement between shareholders of Woori Finance Holdings and Aviva (UK) (draft)	Yes	Yes		Yes	Yes	Yes	Yes

o	On and after March 21, 2014

			Names of Outside Directors, Etc.
Round	Date of Meeting	Agenda	Young-Man Rhee (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:90%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:90%)
			Approval
7	3.21.2014	1. Decision on appointment of the chairman of the board of directors, and establishment of order of delegation of duties upon the absence of the chairman (draft)	Yes	Yes	Yes	Yes	Yes	Yes
		2. Appointment of chairmen and members of the committees of the board of directors (draft)	Yes	Yes	Yes	Yes	Yes	Yes
		3. Annual mandatory service hours of outside directors (draft)	Yes	Yes	Yes	Yes	Yes	Yes

8	4.4.2014	1. Execution of Woori F&I share purchase agreement (draft)	Yes	Yes	Yes	Yes	Yes	Yes

9	4.11.2014	1. Security-package share purchase agreement (draft)	Yes	Yes	Yes	Yes	Yes	Yes

10	4.25.2014	1. Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)	Yes	Yes	Yes	Yes	Yes	Yes
		2. Full amendment of regulations on provision and use of customer information (draft)	Yes	Yes	Yes	Yes	Yes	Yes

11	5.2.2014	1. Notice of report on the progress and completion of spin-off (draft)	Yes	Yes	Absent	Yes	Yes	Absent

12	5.30.2014	1. Extension of period for comprehensive approval of transaction between the holding company and subsidiaries (draft)	Yes	Yes	Yes	Yes	Yes	Yes

			Names of Outside Directors, Etc.
Round	Date of Meeting	Agenda	Young-Man Rhee (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:90%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:90%)
			Approval
13	6.2.2014	1. Participation in Woori Investment Bank capital increase (draft)	Yes	Yes	Yes	Yes	Yes	Yes

14	7.4.2014	1. Approval of amendment of office lease agreement (draft)	Yes	Yes	Yes	Yes	Yes	Yes

15	7.28.2014	1. Approval of the merger agreement between the Company and the Bank (draft)	Yes	Yes	Yes	Yes	Yes	Yes

16	8.25.2014	1. Determination of record date (draft)	Yes	Yes	Yes	Yes	Yes	Yes
		2. Holding of 2014 general extraordinary shareholders’ meeting (draft)	Yes	Yes	Yes	Yes	Yes	Yes

C.	Committees of the Board of Directors

(1)	Current Composition of Committees

¡	January 1, 2014 ~ March 20, 2014

Name of Committee	Composition	Names of Members	Purpose and Authority	Chairman
Board of directors management committee	Chairmen of committees of board of directors	Soon-Woo Lee, Young-Man Rhee, Young-Soo Park, Doo-Hee Lee, Hun Lee

[Purpose]

-  Efficient operation of the board of directors, etc., and development of measures for enhancing overall management

-  Decision on measures for improving corporate governance

[Authority]

-  Matters related to the operation and operational procedures for the board of directors and its committees

-  Matters related to management policies

Soon-Woo Lee

Business development and compensation committee	Three or more outside directors	Young-Soo Park,Doo-Hee Lee, Hee-Yul Chai, Hun Lee

[Purpose]

-  Development of measures for enhancing management performance for growth

-  Establishment of performance goals of the executives, performance evaluation and development of reward system

[Authority]

-  Performance evaluation and reward provision for the executives

Young-Soo Park

Risk management committee	President, one standing director, and three or more outside directors	Soon-Woo Lee, Hee-Yul Chai, Hun Lee, Hyung-Goo Lee, John Ji-Whan Park

[Purpose]

-  Management of overall group risks

[Authority]

-  Development of policies for risk management in line with management strategies

-  Determination of acceptable risk levels

-  Distribution of risk reserves by subsidiary

-  Approval of limits on investments and losses by subsidiary

-  Establishment and amendment of risk management regulations

Hun Lee

Standing directors committee	Standing directors	Soon-Woo Lee

[Purpose]

-  Promotion of smooth operations of the board of directors by making decisions on the resolutions for general matters of the board of directors

[Authority]

-  Matters concerning material contracts and agreements

-  Matters concerning the acquisition and loss of material property or rights

-  Matters delegated by the board of directors

Soon-Woo Lee

Name of Committee	Composition	Names of Members	Purpose and Authority	Chairman
Ethics committee	Standing directors, and two or more outside directors	Soon-Woo Lee, Young-Man Rhee, Hee-Yul Chai, Hyung-Goo Lee, John Ji-Whan Park

[Purpose]

-  The highest-level decision making body concerning ethical management, development of ethical corporate culture, and establishment and evaluation of policies for ethical management of the Group

[Authority]

-  Determination of ethical management policies of the Group

-  Establishment and revocation of a code of conduct based on the principles of ethics

-  Establishment and revocation of regulations on ethical management and the implementation of related rules

-  Establishment of standards for ethical management evaluation, and the evaluation of ethical management performance

Young-Man Rhee

Committee for recommending outside director candidates	President, and three or more outside directors	Soon-Woo Lee, Young-Soo Park, Doo-Hee Lee, Hee-Yul Chai, Hyung-Goo Lee, John Ji-Whan Park

[Purpose]

-  Identification, evaluation and recommendation of outside director candidates

[Authority]

-  Identification, evaluation and recommendation of outside director candidates

-  Matters concerning the operation of an advisory panel for the appointment of outside directors

-  Other matters necessary for the recommendation of outside director candidates

Young-Soo Park

MOU evaluation committee	All standing directors and all outside directors	Soon-Woo Lee, Young-Man Rhee, Young-Soo Park, Doo-Hee Lee, Hee-Yul Chai, Hun Lee, Hyung-Goo Lee, John Ji-Whan Park

[Purpose]

-  Deliberation of and decision on the results of MOU performance, and the operation of a working-level consultation body

[Authority]

-  Matters concerning the results of MOU performance and related actions

-  Matters concerning the operation of a working-level consultation body

Soon-Woo Lee

Audit committee	Refer to the matters related to the audit system

Committee for recommending audit committee member candidates	All outside directors	Young-Man Rhee, Young-Soo Park, Doo-Hee Lee, Hee-Yul Chai, Hun Lee, Hyung-Goo Lee, John Ji-Whan Park	[Establishment purpose] - Selection and recommendation of candidates for audit committee members	Young-Soo Park

¡	On and after March 21, 2014

Name of Committee	Composition	Names of Members	Purpose and Authority	Chairman
Board of directors management committee	Chairmen of committees of board of directors	Soon-Woo Lee, Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi

[Purpose]

-  Efficient operation of the board of directors, etc., and development of measures for enhancing overall management

-  Decision on measures for improving corporate governance

[Authority]

-  Matters related to the operation and operational procedures for the board of directors and its committees

-  Matters related to management policies

Soon-Woo Lee

Name of Committee	Composition	Names of Members	Purpose and Authority	Chairman
Business development and compensation committee	Three or more outside directors	Young-Soo Park,, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi

[Purpose]

-  Development of measures for enhancing management performance for growth

-  Establishment of performance goals of the executives, performance evaluation and development of reward system

[Authority]

-  Performance evaluation and reward provision for the executives

Kang-Shik Choi

Risk management committee	President, one standing director, and three or more outside directors	Soon-Woo Lee, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeol Lim, Min Chang

[Purpose]

-  Management of overall group risks

[Authority]

-  Development of policies for risk management in line with management strategies

-  Determination of acceptable risk levels

-  Distribution of risk reserves by subsidiary

-  Approval of limits on investments and losses by subsidiary

-  Establishment and amendment of risk management regulations

Hee-Yul Chai

Standing directors committee	Standing directors	Soon-Woo Lee

[Purpose]

-  Promotion of smooth operations of the board of directors by making decisions on the resolutions for general matters of the board of directors

[Authority]

-  Matters concerning material contracts and agreements

-  Matters concerning the acquisition and loss of material property or rights

-  Matters delegated by the board of directors

Soon-Woo Lee

Ethics committee	Standing directors, and two or more outside directors	Soon-Woo Lee, Hee-Yul Chai, Seong-Yeol Lim, Min Chang

[Purpose]

-  The highest-level decision making body concerning ethical management, development of ethical corporate culture, and establishment and evaluation of policies for ethical management of the Group

[Authority]

-  Determination of ethical management policies of the Group

-  Establishment and revocation of a code of conduct based on the principles of ethics

-  Establishment and revocation of regulations on ethical management and the implementation of related rules

-  Establishment of standards for ethical management evaluation, and the evaluation of ethical management performance

Hee-Yul Chai

Committee for recommending outside director candidates	President, and three or more outside directors	Soon-Woo Lee, Young-Soo Park, Sang-Keun Oh, Kang-Shik Choi, Seong-Yeol Lim, Min Chang

[Purpose]

-  Identification, evaluation and recommendation of outside director candidates

[Authority]

-  Identification, evaluation and recommendation of outside director candidates

-  Matters concerning the operation of an advisory panel for the appointment of outside directors

-  Other matters necessary for the recommendation of outside director candidates

Sang-Keun Oh

Name of Committee	Composition	Names of Members	Purpose and Authority	Chairman
MOU evaluation committee	All standing directors and all outside directors	Soon-Woo Lee, Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeol Lim, Min Chang

[Purpose]

-  Deliberation of and decision on the results of MOU performance, and the operation of a working-level consultation body

[Authority]

-  Matters concerning the results of MOU performance and related actions

-  Matters concerning the operation of a working-level consultation body

Soon-Woo Lee
Audit Committee	Refer to the matters related to the audit system

Committee for recommending audit committee member candidates	All outside directors	Young-Soo Park, Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeol Lim, Min Chang	[Establishment purpose] - Selection and recommendation of candidates for audit committee members	Sang-Keun Oh

(2)	Details of Activities of Committees of Board of Directors

o	Board of Directors Management Committee

				Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Yong-Man Rhee	Young-Soo Park	Doo-Hee Lee	Hun Lee
				(Attendance rate:100%)	(Attendance rate: 100%)	(Attendance rate: 100%)	(Attendance rate: 100%)
Board of directors management committee	1.22.2014	o Appointment of outside directors from among the members of the committee for recommending subsidiary bank president candidates (draft)	Passed	Yes	Yes	Yes	Yes

o	Business Development and Compensation Committee

Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park	Sang-Keun Oh	Hee-Yul Chai	Kang-Shik Choi
				(Attendance rate:100%)	(Attendance rate: 100%)	(Attendance rate: 100%)	(Attendance rate: 100%)
Business development and compensation committee	4.25.2014	o Executive performance evaluation and compensation standard for 2014 (draft)	Passed	Yes	Yes	Yes	Yes
	5.30.2014	o Standing director performance evaluation and compensation for 2013 (draft)	Passed	Yes	Yes	Yes	Yes

o	Risk Management Committee

Name	Date of Meeting	Agenda	Resolution	Names of Outside Directors, etc.
				Hun Lee	Hee-Yul Chai	Hyeong-Goo Lee	John Ji-Whan Park
				(Attendance rate:100%)	(Attendance rate: 100%)	(Attendance rate: 100%)	(Attendance rate: 100%)
Risk management committee	2.20.2014	o Share purchase agreements of Woori Financial and Woori Asset Management (draft)	Discussion	Present	Present	Present	Present
	2.28.2014	o Group risk management status for 4Q 2013	Report	Present	Present	Present	Present
		o Resolutions of risk management consultation body for 4Q 2013	Report	Present	Present	Present	Present
		o Meeting results of risk management committees of subsidiaries for 4Q 2013	Report	Present	Present	Present	Present

Name	Date of Meeting	Agenda	Resolution	Names of Outside Directors, Etc.
				Hee-Yul Chai	Kang-Shik Choi	Seong-Yeol Lim	Min Chang
				(Attendance rate:100%)	(Attendance rate:100%)	(Attendance rate:100%)	(Attendance rate:100%)
Risk management committee	4.4.2014	o Share purchase agreement of Woori F&I (draft)	Discussion	Present	Present	Present	Present
	4.11.2014	o Securities-package share purchase agreement (draft)	Discussion	Present	Present	Present	Present
		o Group risk management status for 1Q 2014	Report	Present	Present	Present	Present
		o Resolutions of risk management consultation body for 1Q 2014	Report	Present	Present	Present	Present
	5.30.2014	o Meeting results of risk management committees of subsidiaries for 1Q 2014	Report	Present	Present	Present	Present
	8.25.2014	o Group risk management status for 2Q 2014	Report	Present	Present	Present	Present
		o Resolutions risk management consultation body for 2Q 2014	Report	Present	Present	Present	Present
		o Meeting results of risk management committees of subsidiaries for 2Q 2014	Report	Present	Present	Present	Present

¡	Ethics Committee

				Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Yong-Man Rhee (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Hyeong-Goo Lee (Attendance rate:100%)	John Ji-Whan Park (Attendance rate:100%)
Ethics committee	2.28.2014	¡ Evaluation of ethical management conditions of subsidiaries for 2013 (draft)	Passed	Yes	Yes	Yes	Yes

¡	Committee for Recommending Outside Director Candidates

				Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park (Attendance rate:100%)	Doo-Hee Lee (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Hyeong-Goo Lee (Attendance rate:100%)	John Ji-Whan Park (Attendance rate:100%)
Committee for recommending outside director candidates	2.28.2014	¡ Recommendation of outside director candidates	Passed	Yes	Absent	Yes	Yes	Yes

¡	MOU Evaluation Committee

				Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Yong-Man Rhee (Attendance rate:100%)	Young-Soo Park (Attendance rate:100%)	Doo-Hee Lee (Attendance rate: 0%)	Hee-Yul Chai (Attendance rate:100%)	Hun Lee (Attendance rate:100%)	Hyeong-Goo Lee (Attendance rate:100%)	John Ji-Whan Park (Attendance rate:100%)
MOU evaluation committee	2.6.2014	¡ Approval of review results of civil actions against relevant executives and employees in relation to Woori Bank CDO/CDS investment losses	Passed	Yes	Yes	Absent	Yes	Yes	Yes	Yes

				Name of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:100%)
MOU evaluation committee	4.4.2014	¡ KDIC report on <Notification of results of MOU implementation for 3Q 2013>	Report	—	—	—	—	—	—
		¡ <Results of MOU implementation and necessary measures for 3Q 2013 (draft)> with respect to three banking subsidiaries of the Company	Passed	Yes	Yes	Yes	Yes	Yes	Yes

Name of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Kang-Shik Choi (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:100%)
	4.25.2014	¡ KDIC report on <Management normalization of the Company and its three banking subsidiaries for 2014>	Report	—	—	—	—	—	—

	5.30.2014	¡ KDIC report on <Notification of evaluation results of MOU implementation for 4Q 2013>	Report	—	—	—	—	—	—
		¡ <Results of MOU implementation and necessary measures for 4Q 2013 (draft)> with respect to the three banking subsidiaries of the Company	Passed	Yes	Yes	Yes	Yes	Yes	Yes

¡	Audit Committee

Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Yong-Man Rhee (Attendance rate:100%)	Young-Soo Park (Attendance rate:100%)	Doo-Hee Lee (Attendance rate:57%)	Hun Lee (Attendance rate:100%)	Hyeong-Goo Lee (Attendance rate:100%)
Audit committee	1.6.2014	¡ Pre-audit of one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)	—	Present	Present	Present	Present	Present
	1.15.2014	¡ Implementation plan for internal audit of the Company and its subsidiaries for 2014 (draft)	Passed	Yes	Yes	Yes	Yes	Yes
		¡ Approval of results of partial self-audit of the Company for 2013	Passed	Yes	Yes	Yes	Yes	Yes
		¡ Prior approval of agreement with external auditor	Passed	Yes	Yes	Yes	Yes	Yes
	1.22.2014	¡ Pre-audit of one resolution of the board of directors	—	Present	Present	Present	Present	Present
- Appointment of external expert member among the members of the committee for recommending subsidiary bank president candidates (draft)
	2.6.2014	¡ Report on the results of compliance monitoring of subsidiaries for 2H 2013	Report —	Present	Present	Absent	Present	Present
¡ Pre-audit of one resolution of the board of directors
- Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)
	2.20.2014	¡ Approval of partial audit on Woori FG Savings Bank (draft) ¡ Pre-audit on one resolution of the board of directors	Passed	Yes	Yes	Yes	Yes	Yes
- Share purchase agreements of Woori Financial and Woori Asset Management (draft)
	2.26.2014	¡ Pre-audit on one resolution of the board of directors	—	Present	Present	Absent	Present	Present
- Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Yong-Man Rhee (Attendance rate: 100%)	Young-Soo Park (Attendance rate: 100%)	Doo-Hee Lee (Attendance rate: 57%)	Hun Lee (Attendance rate: 100%)	Hyeong-Goo Lee (Attendance rate: 100%)
	2.28.2014	¡ Report on the operational status of the internal audit management system	Report	—	—	—	—	—
		¡ Report on the results of the external audit for 2013	Report	—	—	—	—	—
		¡ Evaluation of the operational status of the internal audit management system (draft)	Passed	Yes	Yes	Absent	Yes	Yes
		¡ Audit of the closing documents of 2013 (draft)	Passed	Yes	Yes	Absent	Yes	Yes
		¡ Audit of the agenda and related documents for the 2013 general meeting of shareholders	Passed	Yes	Yes	Absent	Yes	Yes
		¡ Pre-audit of one resolution of the board of directors	—	—	—	—	—	—
- Agreement between shareholders of the Company and Aviva (UK) (draft)

Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park (Attendance rate: 100%)	Sang-Keun Oh (Attendance rate: 100%)	Hee-Yul Chai (Attendance rate: 100%)	Kang-Shik Cho (Attendance rate: 100%)	Seong-Yeol Lim (Attendance rate: 100%)	Min Chang (Attendance rate: 90%)
Audit committee	3.21.2014.	¡ Appointment of the chairman of the audit committee	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Prior approval of agreement with external auditor	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Pre-audit of three resolutions of the board of directors	—	—	—	—	—	—	—

-        Appointment of chairmen of committees, and determination of the order of delegation of duties upon absence of the chairman (draft)

-        Appointment of chairmen and members of committees of the board of directors (draft)

-        Mandatory annual activity hours of outside directors (draft)

	4.4.2014	¡ Pre-audit of one resolution of the board of directors - Woori F&I share purchase agreement (draft)	—	Present	Present	Present	Present	Present	Present
	4.11.2014.	¡ Pre-audit of one resolution of the board of directors - Share purchase agreement of brokerage unit subsidiaries (draft)	—	Present	Present	Present	Present	Present	Present

Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Kang-Shik Cho (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:90%)
	4.25.2014	¡ Approval of the results of self-audit of the Company and partial audit of subsidiaries (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Prior approval of agreement with external auditor (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Report on the review results of 1Q 2014 financial statements	Report	—	—	—	—	—	—
		¡ Pre-audit of two resolutions of the board of directors	—	—	—	—	—	—	—
- Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)
- Full amendment of the regulations on provision and use of client information (draft)

	5.2.2014	o Pre-audit of two resolutions of the board of directors	—	Present	Present	Absent	Present	Present	Absent
- Announcement of the progress and completion of spin-off (draft)

	5.30.2014	¡ Prior approval of agreement with external auditor (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Approval of the results of department inspection of Woori RS (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Report on the 2014audit plan of external auditor	Report	—	—	—	—	—	—
		¡ Report on the inspection results of the status of client information management of subsidiaries	Report	—	—	—	—	—	—
		¡ Pre-audit of one resolution of the board of directors	—	—	—	—	—	—	—
- Extension of period for comprehensive approval of transactions between the Company and its subsidiaries (draft)

	6.2.2014	¡ Pre-audit of one resolution of the board of directors	—	Present	Present	Present	Present	Present	Present
- Participation in Woori Investment Bank capital increase (draft)

	7.4.2014	o Pre-audit of one resolution of the board of directors ¡	—	Present	Present	Present	Present	Present	Present
- Approval of amendment of office lease agreement (draft)
	7.28.2014	¡ Prior approval of agreement with external auditor (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes

		¡ Report on matters approved in relation to agreement with external auditor	Report	—	—	—	—	—	—

Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Young-Soo Park (Attendance rate:100%)	Sang-Keun Oh (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Kang-Shik Cho (Attendance rate:100%)	Seong-Yeol Lim (Attendance rate:100%)	Min Chang (Attendance rate:90%)
		¡ Pre-audit of one resolution of the board of directors	—	—	—	—	—	—	—
- Approval of the merger agreement between the Company and the Bank (draft)

	8.25.2014	¡ Approval of results of comprehensive inspection of Woori Investment Bank (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Approval of results of general self-audit of the Company (draft)	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Audit of the agenda and related documents of an extraordinary general meeting of shareholders	Passed	Yes	Yes	Yes	Yes	Yes	Yes
		¡ Results of compliance monitoring of subsidiaries for 2014	Report	—	—	—	—	—	—
		¡ Report on the review results of the 1H 2014 financial statements	Report	—	—	—	—	—	—
		¡ Pre-audit of one resolution of the board of directors	—	—	—	—	—	—	—
- Determination of the record date for the extraordinary general meeting of shareholders (draft)

¡	Committee for Recommending Audit Committee Member Candidates

				Names of Outside Directors, etc.
Name	Date of Meeting	Agenda	Resolution	Yong-Man Rhee (Attendance rate:100%)	Young-Soo Park (Attendance rate:100%)	Doo-Hee Lee (Attendance rate:100%)	Hee-Yul Chai (Attendance rate:100%)	Hun Lee (Attendance rate:100%)	Hyeong-Goo Lee (Attendance rate:100%)	John Ji-Whan Park (Attendance rate:100%)
Committee for recommending audit committee member candidates	2.28.2014	¡ Recommendation of audit committee member candidates	Passed	Yes	Yes	Absent	Yes	Yes	Yes	Yes

D.	Independence of Directors

(1)	Whether or not to apply an independence standard with respect to the election of directors and a description of such standard (if such standard is to be applied), whether or not each director meets the standard, background on the appointment of each director, areas of activity of each director, transactions with the Company and relationships with the largest shareholder, major shareholders, etc.

-	The committee for recommending presidential candidates and committee for recommending outside director candidates ensure the independence and fairness of the election of directors. Such committees consist of outside directors, external experts, etc. to maintain independence in the process.

-	Election background information, recommender, service area, transactions with the Company, etc. by director (as of the end of June 2014)

Position	Name	Election Procedure	Recommender	Areas of Activity	Transactions with the Company	Relationship with Largest Shareholder
President	Soon-Woo Lee	Public recruiting process	Presidential recommendation committee	Overall management	No
Outside director	Young-Soo Park	Recommendation	Committee for recommending outside director candidates	General management	No
Outside director	Sang-Keun Oh	Recommendation	Committee for recommending outside director candidates	General management	No
Outside director	Hee-Yul Chai	Recommendation	Committee for recommending outside director candidates	General management	No
Outside director	Kang-Shik Choi	Recommendation	Committee for recommending outside director candidates	General management	No
Outside director	Seong-Yeol Lim	Recommendation	Committee for recommending outside director candidates	General management	No	Employee of the largest shareholder
Outside director	Min Chang	Recommendation	Committee for recommending outside director candidates	General management	No

(2)	Establishment of Separate Committee for Election of Outside Directors (as of the end of June 2014)

Position	Name	Outside Director	Remarks
President	Soon-Woo Lee	No	- Committee for recommending outside directors candidates consists of the president and three or more other members; the chairman of the committee is Mr. Sang-Keun Oh.
Outside director	Young-Soo Park	Yes
Outside director	Sang-Keun Oh	Yes
Outside director	Kang-Shik Choi	Yes
Outside director	Seong-Yeol Lim	Yes
Outside director	Min Chang	Yes

E.	Expertise of Outside Directors

(1)	Support for Outside Director Activities

In order to provide active support to outside directors, effectively facilitate the meetings of the board of directors and its committees and process the instructions of outside directors, the Company has established a support group, consisting of two dedicated staff members, within the Department of Strategy and Planning and a support system within each committee of the board of directors to assist each committee (e.g., the support team established in the management and audit department to support the audit committee).

(2)	Training Offered to Outside Directors

Classification	Date	Responsible Department	Content
Internal training	1.22.2014	Risk Management Dept.	Risk analysis methodology and case studies
Internal training	3.15.2014	Dept. of Strategy and Planning	Presentation on current group conditions for new outside directors
Internal training	3.28.2014	Dept. of Strategy and Planning	Privatization progress status and related legal and tax issues
Internal training	6.26.2014	Woori Finance Research Institute	Economic outlook for second half of 2014

Classification	Date	Responsible Department	Content
		Dept. of Financial Management	Current accounting issues in the financial industry in 2014
		Risk Management Dept.	Risk management responses to increased supervision and regulation

2.	Matters Relating to the Audit System

A.	Matters Relating to the Audit Committee

(1)	Biographical Information of Audit Committee Members

¡	January 1, 2014~March 20, 2014

Name	Major Experience	Remarks
Yong-Man Rhee (Outside Director)

-  Current) Committee Member, National Elders Committee

-  Minister, Ministry of Finance and Economy

-  Governor, Bank Supervisory Service

-  Graduate School of Public Administration, Seoul National University

First appointed in March 2013

Young-Soo Park (Outside Director)

-  Current) Representative Attorney, Law Firm Gangnam LLP

-  Director, Seoul High Prosecutor’s Office

-  Department Head, Central Investigation Department, Supreme Prosecutor’s Office

-  Bachelor of Liberal Arts and Sciences, Seoul National University

First appointed in March 2013

Doo-Hee Lee (Outside Director)

-  Current) Dean and Professor of College of Business Administration, Korea University

-  President, Asia-Pacific Association for International Education

-  Ph.D. in Business Administration, Michigan State University

-  Bachelor of Business Administration, Korea University

First appointed in March 2009

Hun Lee (Outside Director)	- Current) Co-Head, The Lawyers for Citizens - Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	First appointed in March 2011

Hyung-Goo Lee (Outside Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	First appointed in March 2012

1.	Audit committee member Young-Soo Park was newly appointed at the general meeting of shareholders held on March 22, 2013.

¡	On and after March 21, 2014

Name	Main Career	Remarks
Young-Soo Park (Outside Director)

-  Current) Representative Attorney, Law Firm Gangnam LLP

-  Director, Seoul High Prosecutor’s Office

-  Department Head, Central Investigation Department, Supreme Prosecutor’s Office

-  Bachelor of Liberal Arts and Sciences, Seoul National University

First appointed in March 2013

Sang-Keun Oh (Outside Director)	- Current) Professor, Economics, Donga University - Director, The Korean Economic Association - Ph.D. in Economics, University of Wisconsin-Madison - BA in Economics, Sungkyunkwan University	First appointed in March 2014

Name	Main Career	Remarks
Hee-Yul Chai (Outside Director)

-   Current) Professor of Economics, Kyonggi University

-   Non-standing Commissioner, Financial Services Commission

-   Ph.D. in Economics, University of Paris X

-   BA in Economics, Seoul National University

First appointed in March 2014

Kang-Shik Choi (Outside Director)	- Current) Professor, Economics, Yonsei University - Dean, University College, Yonsei University - Ph.D. in Economics, Yale University - BA in Economics, Yonsei University	First appointed in March 2014

Seong-Yeol Lim (Outside Director)

-   Current) Director, Policy Coordination Division, Korea Deposit Insurance Corporation

-   Risk Management General Manager, Korea Deposit Insurance Corporation

-   MPA, Seoul National University

-   BA in Economics, Seoul National University

First appointed in March 2014

Min Chang (Outside Director)

-   Current) Director, Research and Coordination, Korea Institute of Finance

-   Advisor to the Chairman, Financial Services Commission

-   Ph.D. in Economics, Michigan State University

-   BA in Economics, Seoul National University

First appointed in March 2014

1.	Five audit committee members (Sang-Keun Oh, Hee-Yul Chai, Kang-Shik Choi, Seong-Yeol Lim, Min Chang) were newly appointed at the general meeting of shareholders held on March 21, 2014.

(2)	Establishment and Composition of the Audit Committee and Independence of Audit Committee Members

	The Company shall establish an audit committee under Article 41 of the Financial Holding Companies Act in substitution for auditing.

‚	The audit committee shall consist of three or more directors, including one or more accounting or finance experts. At least two-thirds of its members shall be outside directors.

ƒ	Members of the audit committee shall be appointed at a general meeting of shareholders.

„	Where the requirements of a member of the audit committee described in paragraph (2) cannot be met due to the resignation, death, etc., necessary actions shall be taken to satisfy the requirements again at the first general meeting of shareholders after such reason arises.

…	The audit committee shall appoint, through a resolution, its representative (chairman) from among outside directors. Multiple members may jointly represent the committee.

(3)	Development of Internal Measures for Access to Management Information Necessary for Audit by the Audit Committee

	The audit commit shall audit the accounting and businesses of the Company and the businesses and assets of its subsidiaries.

‚	The audit committee may ask to call an extraordinary general meeting of shareholders by submitting a request, which shall describe the purpose and reason of the meeting, to the board of directors.

ƒ	The audit committee may require subsidiaries to provide a report on their businesses when it is necessary for each subsidiary to perform its respective duties. The committee may also conduct an inspection of the businesses and assets of subsidiaries when they fail to promptly provide a report or when it is necessary to examine and confirm what has been reported.

„	The audit committee shall approve the appointment of an external auditor.

…	In addition to paragraphs (1) through (4), the audit committee shall handle the matters delegated by the board of directors.

(4)	Activities of the Audit Committee

Round	Date	Agenda	Passed	Remarks
2014-01	1.6.2014	¡ Pre-audit of one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-02	1.15.2014

¡   Implementation plan for internal audit of the Company and its subsidiaries for 2014 (draft)

¡   Approval of results of partial self-audit of the Company for 2013

¡   Prior approval of agreement with external auditor

2014-03	1.22.2014	¡ Pre-audit of one resolution of the board of directors - Appointment of external expert member among the members of the committee for recommending subsidiary bank president candidates (draft)

2014-04	2.6.2014

¡   Report on the results of compliance monitoring of subsidiaries for 2H 2013

¡    Pre-audit of one resolution of the board of directors

-   Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-05	2.20.2014	¡ Approval of partial audit on Woori FG Savings Bank (draft) ¡ Pre-audit on one resolution of the board of directors - Share purchase agreements of Woori Financial and Woori Asset Management (draft)

2014-06	2.27.2014	¡ Pre-audit on one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-07	2.28.2014	¡ Pre-audit of one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-08	3.21.2014

¡   Implementation plan for internal audit of the Company and its subsidiaries for 2014 (draft)

¡   Approval of results of partial self-audit of the Company for 2013

¡   Prior approval of agreement with external auditor

2014-09	4.4.2014	¡ Pre-audit of one resolution of the board of directors - Appointment of external expert member among the members of the committee for recommending subsidiary bank president candidates (draft)

2014-10	4.11.2014

¡   Report on the results of compliance monitoring of subsidiaries for 2H 2013

¡    Pre-audit of one resolution of the board of directors

-   Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-1	4.25.2014	¡ Approval of partial audit on Woori FG Savings Bank (draft) ¡ Pre-audit on one resolution of the board of directors - Share purchase agreements of Woori Financial and Woori Asset Management (draft)

2014-12	5.2.2014	¡ Pre-audit on one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-13	5.30.2014	¡ Pre-audit of one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-14	6.2.2014

¡   Implementation plan for internal audit of the Company and its subsidiaries for 2014 (draft)

¡   Approval of results of partial self-audit of the Company for 2013

¡   Prior approval of agreement with external auditor

Round	Date	Agenda	Passed	Remarks
2014-15	7.4.2014	¡ Pre-audit of one resolution of the board of directors - Appointment of external expert member among the members of the committee for recommending subsidiary bank president candidates (draft)

2014-16	7.28.2014

¡    Report on the results of compliance monitoring of subsidiaries for 2H 2013

¡     Pre-audit of one resolution of the board of directors

-   Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

2014-17	8.25.2014	¡ Approval of partial audit on Woori FG Savings Bank (draft) ¡ Pre-audit on one resolution of the board of directors - Share purchase agreements of Woori Financial and Woori Asset Management (draft)
		¡ Pre-audit on one resolution of the board of directors - Amendment of the spin-off plan of Kyongnam Bank and Kwangju Bank (draft)

(5)	Main Activities of Members of the Audit Committee

No.	Date	Number of Participating Outside Directors	Remarks
2014-01	1.6.2014	5 out of 5 participated	—
2014-02	1.15.2014	5 out of 5 participated	Unanimous
2014-03	1.22.2014	5 out of 5 participated	—
2014-04	2.6.2014	4 out of 5 participated
2014-05	2.20.2014	5 out of 5 participated	Unanimous
2014-06	2.26.2014	4 out of 5 participated	—
2014-07	2.28.2014	4 out of 5 participated	Unanimous
2014-08	3.21.2014	6 out of 6 participated	Unanimous
2014-09	4.4.2014	6 out of 6 participated	—
2014-10	4.11.2014	6 out of 6 participated	—
2014-11	4.25.2014	6 out of 6 participated	Unanimous
2014-12	5.2.2014	4 out of 6 participated	—
2014-13	5.30.2014	6 out of 6 participated	Unanimous
2014-14	6.2.2014	6 out of 6 participated	—
2014-15	7.4.2014	6 out of 6 participated	—
2014-16	7.28.2014	6 out of 6 participated	Unanimous
2014-17	8.25.2014	6 out of 6 participated	Unanimous

3.	Matters Relating to the Exercise of Voting Rights

A.	Voting System

¡	Adoption of concentrated voting assumed if there are no excluding provisions in the articles of incorporation.

¡	Voting by paper ballots is allowed under Article 28 of the articles of incorporation.

B.	Minority Shareholder Rights

¡	None

C.	Competition for Management Control

¡	None

4.	Affiliated Companies, Etc.

A.	Status of Affiliated Companies

(1)	Name of Group

o	Woori Finance Group

(2)	Names of Affiliated Companies

o	See “I. Overview of the Company – H. Affiliated Companies.”

(3)	Executives that Have Concurrent Positions at the Company and its Affiliates

(As of June 30, 2014)

Company Name	Position	Name	Date of Holding Concurrent Position	Remarks
Woori Bank	President	Soon-Woo Lee	6.14.2013	Standing
Woori Bank	Deputy president	Dong-Gun Lee	6.3.2014	Standing
Woori Bank	Outside director	Sang-Keun Oh	3.21.2014	Non-Standing
Woori Bank	Outside director	Kang-Shik Choi	3.21.2014	Non-Standing
Woori Bank	Outside director	Seong-Yeol Lim	3.21.2014	Non-Standing
Woori Bank	Outside director	Min Chang	3.21.2014	Non-Standing

(4)	Organization of Affiliated Companies

(As of June 30, 2014)

B.	Capital Contributions to Other Entities

(As of June 30, 2014)							(Unit: KRW millions, shares in thousands, %)

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of the Most Recent Business Year
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit (Loss)
							Quantity	Price
Woori Bank	3.27.2001	Addition as subsidiary	2,764,400	596,691	100	12,848,076	—	—	—	596,691	100	12,848,076	249,984,771	465,266
Kwangju Bank	3.27.2001	Addition as subsidiary	170,403	49,413	100	976,291	(49,413)	(976,291)	—	0	0	0	18,872,972	61,030
Kyongnam Bank	3.27.2001	Addition as subsidiary	259,000	58,050	100	1,443,661	(58,050)	(1,443,661)	—	0	0	0	31,714,227	130,181
Woori FIS	9.29.2001	Addition as subsidiary	5,244	4,900	100	35,013	—	—	—	4,900	100	35,013	332,223	(2,054)
Woori F&I	3.03.2001	Initial contribution	10,094	14,000	100	206,563	(14,000)	(206,563)	—	0	0	0	1,641,240	49,115
Woori Investment & Securities (listed)	12.24.2004	Addition as subsidiary	560,986	75,426	37.9	953,210	(75,426)	(942,006)	(11,204)	0	0	0	29,985,901	16,034
Woori Asset Management	12.24.2004	Addition as subsidiary	78,560	6,662	100	67,456	(6,662)	(67,456)	—	0	0	0	85,169	3,498
Woori Private Equity	10.21.2005	Initial contribution	10,000	6,000	100	34,246	—	—	—	6,000	100	34,246	89,945	1,776
Woori Financial (listed)	10.21.2007	Addition as subsidiary	271,149	11,181	52	238,575	(11,181)	(238,575)	—	0	0	0	3,939,851	54,143
Woori Aviva Life Insurance	4.04.2008	Addition as subsidiary	75,584	7,601	51.6	36,317	(7,601)	(35,164)	(1,153)	0	0	0	4,465,602	31
Woori FG Savings Bank Co., Ltd.	3.03.2011	Addition as subsidiary	110,000	10,320	100	53,730	(10,320)	(56,218)	2,488	0	0	0	957,748	(27,346)
Woori Finance Research Institute	12.26.2012	Initial contribution	3,000	600	100	3,000	—	—	—	600	100	3,000	3,739	610
Woori Card	4.01.2013	Equity spin-off	274,088	169,266	100	773,748	—	—	—	169,266	100	773,748	4,679,202	47,998
Woori Investment Bank	6.21.2013	Addition as subsidiary	69,648	139,295	41.6	69,648	136,466	68,233	—	275,761	58.15	137,881	862,744	(85,983)
Total				1,149,405	—	17,739,534	(96,187)	(3,897,701)	(9,869)	1,053,218	—	13,831,964	347,615,334	714,299

1.	The increase (decrease) is the increase or decrease in acquisition (disposal) and unrealized gains (loss) in accordance with the cost method.
2.	The financial status for most recent business year is based on the consolidated financial statements under K-IFRS.
3.	The financial condition of Woori Investment Bank for the most recent business year is based on the consolidated financial statements under K-IFRS as of the end of March 2014, and the financial condition of Woori FG Savings Bank for the most recent business year is based on the separate financial statements under K-GAAP as of the end of June 2013.
4.	For Woori Investment & Securities, Woori Asset Management and Woori Aviva Life Insurance, the current term net profit and loss for the period between April 1, 2013 and December 31, 2013 is used due to the change in closing month.
5.	The lesser amount between the net fair value and the book value for assets held for sale was used, and asset impairment loss was recognized as KRW 12,357 million and KRW 306,437 million, respectively, for the current half year and the previous year. A reversed impairment loss for the current half year of KRW 2,488 million was recognized. During the current half year, the sales of Woori Financial, Woori Asset Management, Woori F&I, Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were completed, and the gain on the disposal of the assets held for sale was recognized as KRW 207,636 million. The spin-off of Kwangju Bank and Kyongnam Bank was completed during the current half year as well.

VI.	MATTERS RELATING TO SHAREHOLDERS OF THE COMPANY

1.	Share Ownership of the Largest Shareholder and Specially Related Parties

(As of June 30, 2014)					(Unit: Shares, %)

Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning of Term		End of Term
			Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
KDIC	Largest shareholder	Common	385,285,578	56.97	385,285,578	56.97	—
Total		Common	385,285,578	56.97	385,285,578	56.97	—
		Other	0	0	0	0	—

¡	Largest Shareholder

o	Largest shareholder: The KDIC (share percentage: 56.97%)
o	Establishment date: June 1, 1996
o	Establishment purpose: The KDIC was established in accordance with the Depositor Protection Act to protect depositors and to promote the stability of the financial system by ensuring the payment of deposits when financial institutions, etc. become incapable of payment due to bankruptcy, etc.
o	Capital and shareholders: The KDIC is a no capital special corporation without paid-in capital.
o	Corporation History

Date	Event
12.29.1995	Enactment of the Depositor Protection Act
6.01.1996	Establishment of the KDIC
1.1.1997	Commencement of deposit insurance business
1.30.1998	Provision of management normalization funds to Korea First Bank and Seoul Bank
6.29.1998	Transfer of contracts of five banks (Donghwa, Dongnam, Chungcheong, Kyunggi, Daedong)
8.22.1998	Transfer of contracts of four insurance companies (Kookje, BYC, Taeyang, Goryeo)
6.24.1999	Provision of management normalization funds to Seoul Guarantee Insurance
10.1.1999	Provision of management normalization funds to Korea Life Insurance
12.23.1999	Formal agreement for purchase of Korea First Bank (New Bridge Capital)
6.10.2000	Investment for management normalization of Korea Investment and Trust Securities and Daehan Investment and Trust Securities
12.30.2000	Provision of funds to six banks including Hanvit, Seoul, Pyunghwa, Kyongnam, Kwangju and Jeju, and MOU for management normalization implementation
4.26.2001	Provision of funds to National Federation of Fisheries Cooperatives for management normalization
4.04.2002	Purchase agreement between Shinhan Finance Holdings and Jeju Bank
9.27.2002	Purchase agreement between Hana Bank and Seoul Bank
10.28.2002	Purchase agreement between Hanwha Consortium and Korean Life Insurance
7.9.2003	Purchase agreement between f Shinhan Finance Holdings and Choheung Bank
2.22.2005	Purchase agreement between Dongwon Finance Holdings and Korea Investment and Trust Securities
5.02.2005	Purchase agreement between Hana Bank and Dachan Investment and Trust Securities
5.04.2005	Establishment of Yeharam Savings Bank (first bridge financial corporation)
11.23.2008	Depositor protection for deposits in foreign currencies
3.19.2009	Establishment of Yes Savings Bank (bridge savings bank)
6.9.2009	Depositor protection for retirement pension
6.12.2009	Purchase agreement between Hyundai Swiss Savings Band Consortium and Yehanwool Savings Bank
3.19.2010	Establishment of Yenara Savings Bank (bridge savings bank)
4.1.2011	Establishment of special account for the restructuring of Mutual Savings Bank (deposit insurance fund)
10.5.2011	Establishment of Yesol Savings Bank (bridge savings bank)
11.6.2012	Establishment of Yehanbyul (bridge savings bank)
12.4.2012	Establishment of Yehansol Savings Bank (bridge savings bank)

Date	Event
12.21.2012	Establishment of Yesung Savings Bank (bridge savings bank)
2.6.2013	Establishment of Yeshin Savings Bank (bridge savings bank)
5.6.2013	MOU with DICJ of Japan
12.6.2013	MOU with MDIC of Malaysia
3.31.2014	MOU with FSCS of UK

o	Current Executives
-	President Joo-Hyun Kim: Seoul National University – Dept. of Economics, Washington University MBA, Ministry of Finance and Economy, Asia Development Bank (ADB), Standing Member of the Securities and Future Commission, and Secretary General at the Financial Services Commission
-	Auditor/Inspector Je-Pung Moon: Seoul National University – Dept. of Agricultural Education (bachelor’s degree) & Dept. of Public Administration (master’s degree), senior expert advisor (deputy minister level) at the Broadcasting and Communications Special Committee of the National Assembly, and Chairman of the Seosan-Taean Consultative Body of the New Frontier party
-	Vice-president Hyuncheol Cho: Yonsei University – Dept. of Economics, Ministry of Planning and Budget, chief secretary at the KDIC, Head of the HR Support Dept. at the KDIC, Head of the Dept. of Planning and Coordination at the KDIC, and Director at the KDIC
-	Director, Wang-Ho Jeong: Sungkyunkwan University – Dept. of Metal Engineering, the Board of Audit and Inspection, Head of the Audit Office at the KDIC, Head of the HR support Dept. at the KDIC, Head of the Financial Arrangement Dept. at the KDIC, and Head of the Dept. of Planning And Coordination at the KDIC
-	Director Wook-Ho Jeong: Sungkyunkwan University – Dept. of Law, Head of the Dept. of Asset Retrieval at the KDIC, Head of the Dept. 2 of Risk Monitoring at the KDIC, Head of the Dept. of Special Asset at the KDIC, and Head of the Dept. 1 of Asset Management of the KDIC
-	Director Seung-Woo Shin: Korea Military Academy – Dept. of Architectural Engineering, Economic Planning Board, Research and Statistics Board, head of Seoul Office of the Statistics Korea, Planning and Coordination Officer at Statistics Korea, Chief of Statistics and Information Bureau at the Statistics Korea, and Director of Honam Statistics Office of Statistics Korea
-	Director Kwang-Nam Kim: Korea University – Dept. of Economics, Yonsei University MBA, and Head of the Dept. 2 of Financial Arrangement at the KDIC
-	Director Sang-Il Lee (Non-Standing): Yonsei University – Dept. of Political Diplomacy, Chief of the Publication Dept. at Seoul Newspapers, Economic Policy Evaluation Commissioner at Fair Trade Commission, Editorial Writer at Asia Business Daily, and head of the editorial office of Edaily
-	Director Hong-Shik Cho (Non-Standing): Seoul National University –Dept. of Law, U.C.Berkeley – Dept. of Law (bachelor’s/master’s degrees), judge at Busan District Court, attorney at Lee&Ko, Korean Commercial Arbitration Board, and professor of law at Seoul National University
-	Director Sool-Young Lee (Non-Standing): Kyunghui University- Dept. of Economics, Korea University – Dept. of Public Administration (master’s degree), research commissioner at the Board of Audit and Inspection of Korea, and auditor at Heungkuk Fire and Marine Insurance
-	Director Seung-Ho Choi (Non-Standing): Sungkyunkwan University – Dept. of Mass Communication, Sungkyunkwan University – Dept. of Journalism and Mass Communication (master’s degree), director of the PR team at Samsung Life Insurance, Director of PR and General Management at LG (Shinhan) Card, and Auditor at Korea Sports Promotion Foundation
-	Director Don-Seon Yang (Non-Standing): Korea University – Dept. of Statistics, Seoul National University –Dept. of Public Administration (master’s degree), Chief of the Economic Cooperation Bureau of the Ministry of Finance and Economy, Head of the Planning And Administration Office at Korea Financial Intelligence Unit, and Executive Director at Korea Money Brokerage Corp.
-	Director Seong-Soo Choi (Non-Standing): Sokang University – Dept. of Mathematics, Korea Development Lease, Hankook Auto, and Vice-President at Woojoo Kunki

*	The above information on the executives has been summarized from the contents on the webpage (http://www.kdic.or.kr/) of the KDIC as of the submission date (August 14, 2014) of the disclosure documents, and may differ on the date of this Securities Registration Statement.

o	Major Functions

A.	Function as an insurance company for the six financial sectors (banking, financial investment, life insurance, non-life insurance, merchant banking and savings banking)

-	Payment of deposit insurance funds in case of incidents such as the suspension of payment of liabilities (e.g., deposits), declaration of bankruptcy, etc.

B.	Establishment of deposit insurance funds

-	Establish deposit insurance funds using insurance premiums from insured financial institutions, issuance of deposit insurance fund bonds, etc.

C.	Support of funds for distressed financial institutions

-	Provision of funds for the acquisition of, merger with, or management normalization of, distressed financial institutions
-	In the case of fund support, support for minimal costs and execution of a MOU

D.	Establishment and redemption of funds for the purpose of recovery of public funds

E.	Withdrawal of funds invested in distressed financial institutions

-	Enhance the value of companies through the inspection of MOU performance results and follow-up management
-	Maximization of bankruptcy distributions and management of bankrupt estates
-	Privatization of the Korean financial institutions, including the sale of equity shares
-	Sales of assets acquired from distressed financial institutions, etc.

F.	Identification of early signs of distress through the analysis of financial institutions, etc.

-	Analysis of management risk of insured financial institutions
-	Participation in the inspection and examination of insured financial institutions

G.	Review of responsibility for distress and holding responsible persons accountable for the establishment of a responsibility management system

-	Investigation of executives and employees of distressed financial institutions and demand for damages
-	Investigation of the assets of those involved in distressed financial institutions
-	Holding those responsible for cases of distressed debtor companies accountable for the distress
-	Financial Condition Summary

(Unit: KRW millions)

Classification		2013	2012
Combined deposit insurance funds and public corporation accounting[1]	Assets	17,323,548	15,430,541
	Liabilities	23,927,846	22,738,475
	Equity	(6,604,298)	(7,307,934)
	(Net profit)	709,723	(3,131,139)

Deposit insurance funds and bond redemption funds	Assets	12,434,271	11,343,170
	Liabilities	22,739,958	23,150,669
	Equity	(10,305,687)	(11,807,499)
	(Net profit) (Note 2)	(848,081)	(570,918)

1.	Based on K-IFRS
2.	The negative (-) value of financial operating results indicates net income in accordance with the National Accounting Standards that use the concept of financial operating results, which is profits subtracted from financial operating expenses, instead of net income.

-	For more details, visit the webpage (http://www.kdic.or.kr/) of the KDIC.

2.	Changes in the Largest Shareholder

Changes of the largest shareholder

(As of June 30, 2014)				(Unit: Shares,%)
Date of Change	Name	Number of Shares	Percentage of Shareholding	Remarks
6.21.2007	KDIC	588,158,609	72.97	—
11.24.2009	KDIC	531,738,609	65.97	—
4.09.2010	KDIC	459,198,609	56.97	—
5.01.2014	KDIC	385,285,578	56.97	*

*	The number of owned shares has decreased following the Company’s spin-off.

3.	Distribution of Shares

A.	Shares Owned by Shareholders Holding 5% or More

(As of May 1, 2014)				(Unit: Shares)
Classification	Name	Number of Shares	Percentage of Shareholding	Remarks
5%+ Shareholders	KDIC	385,285,578	56.97%	—
	National Pension Service	55,532,90	8.21%	—
Employee Stock Ownership Association		—	—	—

B.	Employee Stock Ownership Association

(1)	Transactions with the Employee Stock Ownership Association

o	Not applicable

(2)	Exercise of the voting rights of the Employee Stock Ownership Association: Pursuant to Article 15 of the Rules of the Employee Stock Ownership Association.

o	Shares allocated to individual members: In accordance with the relevant laws and statutes

-	Relevant Laws and Statutes:

Article 46 (Exercise of Voting Right of Employee Stock Ownership Association) of the Framework Act on Labor Welfare

	A representative of the Employee Stock Ownership Association shall exercise such shareholder’s voting right (hereinafter referred to as “voting right”) with respect to an agenda of a general meeting of shareholders in accordance with the expression of intention of the association. Detailed matters concerning the method for exercising the voting right shall be prescribed by Presidential Decree.

‚	Notwithstanding paragraph (1), where a member of the Employee Stock Ownership Association asks for the delegation of the exercise of the voting right, a representative of the association shall delegate the exercise of the voting right to the person for the shares he/she owns.

§ Presidential Decree Article 28 (Exercise of Voting Right of Association)

	Where a representative of the association exercises the voting right under Article 31 of the Act, the voting right of shares allocated to an individual account shall be exercised in accordance with each of the following subparagraphs:

1.	The expression of intention regarding an agenda of a general meeting of shareholders shall be gained from the association members, or the intention of requesting for the delegation of the exercise of the voting right shall be asked by setting a period of no more than seven days, and in accordance with the above, the voting right shall be exercised or delegated;

2.	The voting right of shares for which the expression of intention or the request for delegation is not made during the period determined under subparagraph 1 shall be exercised in a way that does not affect the decision by the number of shares which is calculated by deducting the number of shares for which the expression of intention or the request for delegation is not made from the total number of shares which is in participation in a relevant general meeting of shareholders.

‚	A representative of the association shall exercise the voting right of the shares in the association account in accordance with the method prescribed by the rule determined through the consultation between the association and business owner from among the methods in the following subparagraphs:

1.	The exercise shall be made in the same ratio as the ratio of the expression of intention by association members who express their intention with respect to the shares allocated to the personal accounts under paragraph (1)1.

2.	The exercise shall be made in a way that does not affect the decision by the number of shares which is calculated by deducting the number of shares for which the expression of intention or the request for delegation is not made from the total number of shares which is in participation in a relevant general meeting of shareholders.

3.	The exercise shall be made in accordance with the expression of intention determined by a general meeting of association members.

-	Treasury shares owned by the association account: exercise shall be determined at a general meeting of association members.

(3)	Details on Share Ownership of the Employee Stock Ownership Association

-	As of June 30, 2014: None

4.	Administrative Matters Relating to Shares

Preemptive rights in the articles of incorporation	*

Last day of term	December 31	General meetings of shareholders	Within three months after the last day of the term

Period for closing of the register of shareholders	January 1~ January 31

Types of share certificates

Certificate of one share, certificate of five shares , certificate of ten shares, certificate of 50 shares, certificate of 100 shares, certificate of 500 shares,

certificate of 1,000 shares, certificate of 10,000shares (in total, eight types)

Transfer agent	Korea Securities Depository (Address: 4Gil 23 Yoinaru, Youngdeungpo-gu Seoul 150-948, Korea , code: 150-948, Tel.: 02-374-300)

Special rights of shareholders	-	Newspaper where the public notices are posted	Maeil Business Newspaper, Seoul Newspaper

*	Articles of Incorporation – Article 10 (Preemptive Rights)

	All shareholders of the Company shall have the preemptive right to subscribe for any new shares to be issued by the Company in proportion to their respective shareholdings. The disposition of shares resulting from the waiver or forfeit of preemptive rights by the shareholders or fractional shares resulting from the subscription of new shares shall be determined by a resolution of the board of directors.

‚	Notwithstanding paragraph (1), unless otherwise specifically provided in the applicable laws, new shares may be additionally issued to persons other than the shareholders of the Company by a resolution of the board of directors in any of the following cases:

1.	In case the Company issues new shares within fifty percent (50%) of total number of issued and outstanding shares of the Company in the form of a capital increase through an ordinary public offering, pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act;

2.	In case the Company issues new shares by the exercise of a stock option, in accordance with the relevant provisions of the KCC;

3.	In case the Company preferentially issues new shares to members of the Employee Stock Ownership Association of the Company, in accordance with the relevant provisions of the Financial Investment Services and Capital Markets Act;

4.	In case the Company issues new shares to foreign investors, domestic or foreign financial institutions or affiliated companies within fifty percent (50%) of the total number of its issued and outstanding shares for the purposes of managerial requirements, technological affiliation, urgent financing or debt-equity swap by financial institutions;

5.	In case the Company issues new shares within fifty percent (50%) of the total number of issued and outstanding shares of the Company, pursuant to issuance of depository receipts, in accordance with the relevant provisions of the Financial Investment Services and Capital Markets Act.

ƒ	If new shares are issued to persons other than the shareholders of the Company pursuant to paragraph (2), the Company must notify or publicly announce to the shareholders of the matters prescribed in subparagraphs 1, 2, 3 and 4 of Article 416 of the KCC at least two weeks prior to the date of payment.

5.	Share Prices and Trading Performance

A.	Domestic Securities Market

(Unit: KRW, Shares)

Type		March 2014	April 2014	May 2014	June 2014	July 2014	August 1, 2014~Date of Submission of Securities Registration Report
Price (common share)	Highest	12,350	12,600	12,650	12,750	14,050	14,350
	Lowest	11,600	11,650	11,650	11,800	11,800	13,350
	Average	11,988	12,109	11,808	12,261	12,487	13,914
Trading volume	Highest	2,807,839	8,474,637	13,027,476	2,701,302	4,344,471	3,385,793
	Lowest	693,021	0	0	762,100	597,622	782,837
	Monthly	26,910,197	27,557,721	26,562,212	26,637,376	3,527,971	30,752,431

*	Source: KRX KOSPI Market
1.	Share prices are based on closing prices.

B.	Overseas Securities Market

(Stock exchange: NYSE)	(Unit: USD, KRW, ADR)

Type		March 2014	April 2014	May 2014	June 2014	July 2014	August 1, 2014~ Date of Submission of Securities Registration Report
ADR (in USD)	Highest	34.90	36.19	36.96	37.36	40.26	41.85
	Lowest	32.49	32.71	32.42	34.66	34.79	39.00
	Average	33.86	34.91	33.99	35.92	36.51	40.49
Converted to KRW	Highest	37,364	37,753	37,947	38,032	41,238	42,946
	Lowest	34,787	3,747	33,448	35,298	35,416	39,815
	Average	36,256	36,468	34,836	36,616	37,242	41,572
Trading volume	Highest	21,600	5,700	17,500	21,600	11,100	8,600
	Lowest	2,400	0	600	1,300	700	500
	Monthly	163,700	46,300	143,900	140,400	94,900	58,000

1.	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
2.	One ADR represents three common shares.
3.	Share prices are based on closing prices.

VII.	MATTERS RELATING TO EXECUTIVES OFFICERS AND EMPLOYEES OF THE COMPANY

1.	Executives Officers and Employees

A.	Executive Officers

(As of June 30, 2014)										(Unit: Shares)

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Main career	Number of Shares Owned		Time in Position	Expiration of Term
								Common	Preferred
Soon-Woo Lee	Male	12.1950	President	Yes	Yes	Administration	Sungkyunkwan University, Dept. of Law Woori Bank, Executive Vice President Woori Bank, Deputy President Woori Bank, President	11,998	—	1 year and 1 month	12.30.2014
Dong-Gun Lee	Male	1.1958	Executive Vice President	No	Yes	Business Administration	Yeungnam University, Economics Dept. Operation & Support Business Unit, Executive Vice President Credit Support Unit, Executive Vice President Woori Bank, Deputy President	—	—	1 year and 1 month	12.30.2014
Seung-Gyu Kim	Male	10.1956	Executive Vice President	No	Yes	Strategic Planning	Sungkyunkwan University, Economics Dept. Woori Finance Holdings, Managing Director	—	—	One month	12.30.2014
Seung-Rok Kim	Male	10.1958	Managing Director	No	Yes	Compliance	Sogang University, Economics Dept. Woori Bank Seo-cho, Branch Manager Woori Bank City Hall of Seoul, the Sales Director of the Head Office Woori Bank Seo-cho, Sales Director of the Head Office	—	—	1 year and 1 month	12.30.2014
Nam-Hee Lee	Female	2.1957	Managing Director	No	Yes	Risk Management IT Planning Management Monitoring	Seoul National University, Clothing Department. Woori Bank, Fund Management Department, Head of Department. Woori Bank Jongno, Sales Director of the Head Office Woori Finance Holdings Risk Management, Head of Department	—	—	10 months	12.30.2014
Young-Soo Park	Male	2.1952	Outside Director	Yes	No	—	Seoul National University, Liberal Arts Studies Supreme Prosecutor’s Office Central Investigation Department, Head of Department. Seoul High Prosecutor’s Office, Director of the Prosecutor’s Office Current) Representative Attorney of Law Firm Gangnam LLP	—	—	1 year and 3 months	3.21.2015

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Main career	Number of Shares Owned		Time in Position	Expiration of Term
								Common	Preferred

Sang-Keun Oh*	Male	4.1956	Outside Director	Yes	No	—	Sungkyunkwan University, Economics Dept. The University of Wisconsin- Madison, Economics Ph.D. The Korean Economic Review, Director Current) Donga University, Economics Dept., Professor	—	—	3 months	3.20.2015

Hee-Yul Chai	Male	1.1960	Outside Director	Yes	No	—	Seoul National University, Economics Dept. Université Paris 10, Economics Ph.D. Financial Services Commission, Non-standing Commissioner Current) Kyungki University, Economics Dept., Professor	—	—	1year and 3 months	3.21.2015

Kang-Shik Choi*	Male	8.1960	Outside Director	Yes	No	—	Yonsei University, Economics Dept. Yale University, Economics Ph.D. Korea Institute for Industrial Economics and Trade, Senior Research Engineer Current) Yonsei University, Dean of Undergraduate Studies and Economics Dept., Professor	—	—	3 months	3.20.2015

Seong-Yeol Lim	Male	5.1963	Outside Director	Yes	No	—	Seoul National University, Dept. of Economics Seoul National University, Public Administration Dept., Masters Korea Deposit Insurance Corporation, Risk Management, General Manager Current) Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager	—	—	3 months	3.20.2015

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Main career	Number of Shares Owned		Time in Position	Expiration of Term
								Common	Preferred

Min Chang	Male	1.1965	Outside Director	Yes	No	—	Seoul National University, Economics Dept. Michigan State University, Economics Ph.D. Bank of Korea, Policy Planning Bureau, Policy Coordination Division, Deputy Head Current) Korea Institute of Finance, Research and Coordination, Director	—	—	3 months	3.20.2015

B.	Employees

(As of June 30, 2014)	(Unit: KRW millions)

Business	Gender	Number of Employees				Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Full-time	Contract	Other	Total
Management/planning	Male	67	—	—	67	3 years and 10 months	3,827	57	—
Management/planning	Female	12	—	—	12	3 years and 7 months	519	43	—
Total		79	—	—	79	3 years and 10 months	4,346	55	—
1.	Total annual salary amount: earned income based on earned income payment bill (including performance pay, holiday bonus, meals allowance, transportation fee, overtime work allowance, etc.)
2.	Total number of employees: three junior-level executives excluded

2.	Compensation of Executive Officers

A.	Compensation of Directors and Auditors

(1)	Amount Approved in a General Shareholders’ Meeting

(Unit: KRW millions)

Type	Number of Persons	Amount Approved at General Shareholders’ Meeting	Remarks
Director	7	4,000	—

(2)	Compensation Paid

(Unit: KRW millions)

Type	Number of Persons	Total Compensation Amount	Per Capita Average Salary	Remarks
Registered director	1	361	361	Excluding outside directors and audit committee members
Outside director	—	32	16	Excluding audit committee members*
Audit committee members or auditor	6	160	29	—
Total	7	553	74	—

1.	Number of persons: as of the end of June of 2014
2.	Total compensation amount: accumulated amount paid from January to June of 2014 and the amount paid to those retired.
3.	Per capita average salary = total compensation amount / average number of people in employment during the term
*	As all the members of the audit committee have been outside directors since the general meeting of shareholders held in March 2014, the total compensation amount of the outside directors and the per capital average salary have been calculated on the basis of 1Q 2014.

B.	Compensation to Individual Director/Auditor

(1)	Amount of Compensation Paid by Person

(Unit: KRW millions)

Name	Position	Total Compensation Amount	Payment Not Included in Total Compensation
—	—	—	—

*	Not applicable for the current half year

(2)	Calculation Standard and Method

Classification	Calculation Standard and Method

-        Salary: Payment is made based on the standard determined by the board of directors and business development and compensation committee.

-        Performance-based pay: Payment is made by calculating the amount of performance pay based on the performance evaluation and reward standards set by the business development and compensation committee.

-        Severance payment: Payment is made in accordance with the Executive Severance Payment Regulations.

VIII.	OTHER MATTERS RELATING TO THE COMPANY NECESSARY FOR INVESTOR PROTECTION

1.	Disclosures, Changes in Disclosure and General Shareholders’ Meetings

A.	Disclosure and Changes in Disclosure

Date of Report	Title	Description of Report	Progress of Disclosed Matter
7.28.2014	Company’s Merger Decision and Report of Material Event (Merger)

¡    Method of Merger

-   The Company merges with and into the Bank (the Bank will survive the Merger, and the Company will cease to exist)

¡    Background

-   Under the “Plan for Privatization of Woori Finance Holdings” announced by the Public Fund Oversight Committee in June of 2013, the first two phases (1st: spin-off of Kyongnam Bank and Kwangju Bank; 2nd: sale of six subsidiaries in the securities sector) have been completed, and the third phase, which is the privatization of the Bank, is in progress.

-   Through the merger of a financial holding company and a bank where the bank, which has fewer restrictions on ownership, will survive the merger, the scope of potential investors will increase, thereby making the possibility of the privatization more likely.

¡    Merger ratio

-   Common shares of the Company : common shares of the Bank =1:1.0000000 (on the date of the Merger (November 1, 2014), for one common share of the Company, one common share of the Bank will be issued to the shareholders recorded in the Company’s shareholder register)

¡    Main schedule of Merger

-   Record date: September 15, 2014

-   Filing period for dissenting shareholders: September 29~October 9, 2014

-   Extraordinary general meeting of shareholders: October 10, 2014

-   Appraisal right exercise period: October 11~21, 2014

-   Period expected for trade suspension: October 30~November 18, 2014

-   Date of the Merger: November 1, 2014

-   Registration of Merger: November 3, 2014

-   Date of new listing of shares: November 19, 2014

*  The schedule above is subject to adjustment based on approvals or permits required under relevant laws or consultation with relevant governmental authorities

*  Related disclosure

-   8.14.2014: (amendment) Company merger decision

-   8.14.2014: (amendment) Report of Material Event (Merger)

-   8.28.2014: (amendment) Report of Material Event (Merger)

B.	Summary of Minutes of General Shareholder’s Meetings

Date	Agenda	Resolution	Remarks
Annual shareholders’ meeting (3.21.2014)	- Agenda 1: Approval of financial statements (including statement of disposition of deficit) and consolidated financial statements of 2013 (1.1.2013~12.31.2013)	Passed
	- Agenda 2: Appointment of outside directors	Passed
	- Agenda 3: Appointment of members of the audit committee	Passed
	- Agenda 4: Approval of limits on remuneration of directors	Passed
Extraordinary general shareholders’ meeting (1.28.2014)	- Agenda 1: Approval of the spin-off plan	Passed
Extraordinary general	- Agenda 1: Amendment of the articles of incorporation	Passed
shareholders’ meeting (6.14.2013)	- Agenda 2: Appointment of CEO/chairman	Passed
Annual shareholders’ meeting (3.2.2013)	- Agenda 1: Approval of financial statements (including statement of appropriation of retained earnings) and consolidated financial statements of 2012 (1.1.2012~12.31.2012)	Passed
	- Agenda 2: Amendment of the articles of incorporation	Passed
	- Agenda 3: Appointment of outside directors	Passed
	- Agenda 4: Appointment of members of the audit committee	Passed
	- Agenda 5: Approval of limits on remuneration of directors	Passed
Annual shareholders’ meeting (3.30.2012)	- Agenda 1: Approval of balance sheets, income statements and statement (draft) of appropriation of retained earnings 2011 (1.1.2011~12.31.2011)	Passed
	- Agenda 2: Amendment of the articles of incorporation	Passed
	- Agenda 3: Appointment of outside directors	Passed
	- Agenda 4: Appointment of members of the audit committee	Passed
	- Agenda 5: Approval of limits on remuneration of directors	Passed

2.	Contingent Liabilities, etc.

A.	Major Legal Proceedings

[Matters Relating to Parent Company]

<The Company>

-	Not applicable

[Matters Relating to Major Consolidated Companies]

<The Bank>

As of August 27, 2014, there were 314 unresolved lawsuits involving the Bank T (aggregate claimed amount: KRW 564,300 million), of which the Bank is the plaintiff in 66 (aggregate claimed amount: KRW 262.7 billion) and the Bank is the defendant in 248 (aggregate claimed amount: KRW 301.6 billion).

T	Excluding proceedings to extend the statute of limitations relating to loans (479 claims, KRW 68.9 billion)

(As of June 30, 2014, for the Bank Group, there were a total of 353 lawsuits outstanding, as plaintiff in 81 lawsuits; excludes proceedings to extend the statute of limitations relating to loans.)

(1)	Ongoing as of the First Day of the Current Business Year

(A)	Lawsuits for Return of the Unjust Profits regarding “KIKO” Products

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da16633 Supreme Court	1.11.2011	KRW 7.4 billion	Dorco	The Bank	In progress at Supreme Court (trial and appellate courts decided for the Bank)

2)	Lawsuit Details

Plaintiffs suffering losses under foreign currency derivative products known as “KIKO” due to the significant depreciation of the Won against the U.S. dollar claimed for repayment and that the contracts should be nullified.

3)	Impact on Business and Finances

If the court rules against the Bank, the Bank may be required to reimburse a large portion of the amount claimed by the plaintiffs (losses undetermined in certain cases).

(B)	Lawsuit for Return of KW-8 Fund Investments

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
201Gahap104227 Seoul Central District Court	10.6.2011	KRW 700 million	Kwangmyong Electric Co., Ltd. and 23 others	The Bank	The other party appealed (trial court decided for the Bank)

2014Gadan538 Chuncheon District Court	2.11.2014	KRW 100 million	Chan-Guk Lee	The Bank	First trial in progress

2)	Lawsuit Details

The asset manager of Woori 2 Star KW-8 fund changed the counterparty of the derivatives instruments to Lehman Brothers from BNP Paribas but did not notify such fact to the investors, and the investors suffered significant losses as a result of the bankruptcy of Lehman Brothers. Investors in the fund claimed damages from the asset manager, trust company and selling company alleging that change in the counterparty is a matter that requires the investors’ consent (claim of the Bank’s violation of the duty to inform and explain to the investors of the change of transaction party as the selling company).

3)	Impact on Business and Finances

If the court decides against the Bank, the Bank may be required to reimburse a large portion of the amounts claimed by the plaintiffs (losses undetermined in certain cases).

(C)	Lawsuit for Reimbursement Regarding CIDO Shipping Co., Ltd.

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da205198 Seoul High Court	7.7.2011	KRW 45 billion	Republic of Korea	The Bank	In progress at Supreme Court (trial and appellate courts decided for the Bank)

2)	Lawsuit Details

The Seocho Tax Office filed a lawsuit against the Bank’s domestic head office for the reimbursement of deposits repaid by the Bank’s Hong Kong branch to CIDO Shipping Co., Ltd. pursuant to Hong Kong law, which had been seized by the National Tax Service.

3)	Impact on Business and Finances

Losses equivalent to the amount of the reimbursement may be incurred if the court decides against the Bank.

(D)	Lawsuit Claiming the Deposit Payment Regarding R&S Network Co., Ltd.

1)	Case and Progress

Case Number	Date of Filing	Claimed Amount	Plaintiff	Defendant	Progress
2013Da95513 Supreme Court	12.15.2010	KRW 7.78 billion	R&S Network Co., Ltd.	The Bank	In progress at Supreme Court (Trial court decided for the Bank, appellate court decided for plaintiff)

2)	Lawsuit Details

Payment received for shares was paid out after receiving the company’s request for payment, but R&S Network Co., Ltd. filed a lawsuit claiming return of deposit alleging that the payment received for shares was withdrawn without consent.

3)	Impact on Business and Finances

Losses equivalent to the amount claimed by the plaintiff may be incurred if the court decides against the Bank.

(E)	Lawsuit for Return of Mortgage Registration Expenses

1)	Case and Progress

Classification	Number of Lawsuits	Number of Customers	Claimed Amount	Remarks
As of 8.27.2014	29	5,327	KRW 5.4 billion

*	116 closed (all for the Bank)

2)	Lawsuit Details

On January 30, 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including the Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments.

In the administrative proceeding, the Supreme Court and the appellate court determined that the previous optional standard loan policy was unfair under a broad interpretation of Article 19(3) of Act on the Regulation of Terms and Conditions and thus institution of amendments to such standard loan policy is lawful and that the previous policy was null and void as an unfair policy in accordance with Article 6 of Act on the Regulation of Terms and Conditions. The plaintiffs claim that (i) the previous policy is unfair and that (ii) the Bank should return the mortgage registration expenses paid by such plaintiffs as the policy is in violation of the Bank’s duty of good faith and thus null and void.

3)	Impact on Business and Finances

The Bank may be required to return part of the amount claimed by the plaintiffs as unfair profits if the court decides against the Bank.

<Woori Card>

As of the end of the half year, a summary of the lawsuits involving Woori Card is as follows:

(As of June 30, 2014)		(Unit: KRW millions)

Classification	Filed	Accused
Number of cases	416	8
Amount in dispute	8,908	63
Provisions for litigation

As of the closing date of the report period, the number of cases excludes lawsuits relating to electronic reminders (payment order to individuals regarding default on the payment of credit card bills to individuals), and therefore has no effect on the financial statements as of the closing date of the report period.

<Woori Investment Bank>

Case Summary (intention, cause, etc.)	Date of Filing	Parties to Lawsuit	Progress	Future Schedule and Company’s Response Plan	Expected Impact of Outcome of Lawsuit on the Company’s Sales, Finance, Management, etc.
Confirmation that the plaintiffs have the right to request a public sale without the consent of the defendants under the real estate mortgage trust agreement between Prism G&C Plus Co., Ltd. and Standard Chartered First Bank	7.22.2011	Plaintiffs: KDB Life Insurance Co., Ltd., Hyundai Life Co., Ltd., DG Securitization Specialty Co., Ltd. and Hampton Co., Ltd. Defendants: Standard Chartered First Bank, Woori Bank, Kwangju Bank and Woori Investment Bank	Trial court decided for the defendant, appellate court decision appealed	—	As the claim is to clarify the right to request a public sale, impact on Woori Investment Bank is expected to be limited.

Demand for consent to, and undertaking of, the public sales procedures under the real estate trust contract between Prism G&C Plus Co., Ltd. and Standard Chartered First Bank	7.21.2011	Plaintiff: Hampton Defendant: Standard Chartered First Bank, Woori Bank and Woori Investment Bank	In progress	—	As a claim to clarify public sale procedures, the impact on Woori Investment Bank is expected to be limited.
*	Based on claims which are significant or where the potential liability is KRW 1 billion or more.

<Woori FIS>

As of the end of the half year, there is one pending lawsuit against Woori FIS which is a claim for damages (claimed amount: KRW 228,280 million, co-defendant with Insung Company). The trial court ruled partially in favor of the plaintiff on February 19, 2014, but Woori FIS was not required make a payment. Subsequently, on July 17, 2014, the court dismissed the appeal of the plaintiff.

<Woori Private Equity>

As of June 30, 2014, the pending lawsuits where Woori Private Equity (or a fund operated by Woori Private Equity) was a defendant are as follows:

(1)	Case and Progress

Plaintiff	Defendant	Case Summary	Competent Court	Claimed Amount	Progress
UBprecision Co., Ltd	Tae-Bok Kim, Cintel I Information and Communications, Woori PEF and Woori Private Equity	Damage claim	Seoul Central District Court	KRW 200 million	In trial court

(2)	Lawsuit Details

The plaintiff, UBprecision Co., Ltd. filed a lawsuit of for damages, arguing that the defendant, Tae-Bok Kim, while serving as CEO, wrongfully transferred BKLCD shares owned by UBprecision Co., Ltd. to Cintel Information and Communications, where he is also CEO, and the shares were offered as collateral in relation to Woori PEF’s investment in Cintel Corporation, resulting in the plaintiff incurring losses.

(3)	Company’s Plan of Response

The BKLCD shares were used as collateral under the initial investment agreement between Woori PEF and Cintel Corporation, and the shares were acquired in a lawful manner following default of the investment company. The transaction between Cintel Information and Communications and UBprecision Co., Ltd. is a matter between the two parties of which neither Woori Private Equity nor Woori PEF (operated by Woori Private Equity) was aware. Based on such, Woori Private Equity will take proactive measures going forward.

(4)	Impact on Business and Finances

If the court decides against Woori Private Equity, the value of its share of liability will be demanded by the plaintiff and may have to be paid.

B.	Guarantees

[Matters Relating to Major Consolidated Companies]

<The Bank>

(Unit: KRW millions)

Type	1H 2014	2013	2012
Confirmed guarantees
Loan collateral payment guarantee	107,500	144,967	89,725
Acceptances	829,473	837,129	572,353
Guarantees in acceptances of imported goods	104,879	151,327	110,171
Other confirmed guarantees	7,485,698	7,982,961	8,412,324
Subtotal	8,527,550	9,116,384	9,184,573
Unconfirmed guarantees
Local letters of credit	628,756	661,612	773,385
Letters of credit	4,468,309	4,655,998	5,428,310
Other unconfirmed guarantees	1,482,331	1,779,210	2,368,781
Subtotal	6,579,396	7,096,820	8,570,476
Commercial paper commitments and others	2,437,198	1,924,176	1,956,447
Total	17,544,144	18,137,380	19,711,496

<Woori Card>

(Unit: KRW millions)

Classification	1H 2014
Guarantees for credit card purchases by corporations	73,574

<Woori Investment Bank>

(1)	As of the end of June 2014, the amount of unsecured bills sold was KRW 1,802,580,000,000, and there will be no additional liability with respect to such bills.

(2)	As of the end of June and the end of the first half of 2014, no guarantees were extended by Woori Investment Bank.

C.	Loan Commitments

[Matters Relating to Major Consolidated Companies]

<The Bank>

(On a consolidated basis)

(Unit: KRW millions)

Type	1H 2014	2013	2012
Loan commitments in local currency	41,355,180	41,849,043	64,368,276
Loan commitments in foreign currencies	20,545,230	23,195,943	21,857,955
Securities purchase agreements	1,443,608	1,442,603	1,394,165
Non-recourse endorsement notes	—	—	4,812,500
Total	63,344,018	66,487,589	92,432,896

D.	Other Contingent Liabilities, etc.

[Matters Relating to Major Consolidated Companies]

<The Bank>

(Unit: KRW millions)

Type	1H 2014	2013	2012
Provisions for guarantees*	340,092	501,662	405,729
Provisions for unused commitments	63,888	68,363	139,970
Point provisions	—	—	6,416
Other provisions	29,032	26,441	13,899
Asset retirement obligation	27,340	21,759	13,427
Retirement benefit obligation	57,510	39,370	65,937
Total	517,862	657,595	645,378

<Woori Card>

(1)	Agreements

(Unit: KRW millions)

Classification	1H 2014
Unused credit card credit limits	22,739,034

(2)	Major Agreements

	Woori Card has an agreement with the Bank with respect to credit card-related affairs, including recruiting credit card users.

‚	As of the reference date, Woori Card has in effect with the Bank an agreement relating to intraday overdraft of about KRW 500 billion. After the reference date, agreements for credit lines of an aggregate KRW 350 billion were additionally executed with Shinhan Bank, Hana Bank, Korea Development Bank, etc.

<Woori Investment Bank>

Woori Investment Bank has the following contingent liabilities in relation to the sales contract for the shares (Jungsan Biomed) acquired by exercising the security rights on such collateral.

When additional taxes are owed to the Korean taxation authorities for the tax obligation of Jungsan Biomed over the period of the five years before the purchase of shares, the following shall apply: when the amount of tax to be paid is not more than KRW 200 million, Woori Investment Bank and the purchaser (Geistlich) will each bear 50% , and when the amount of tax owed is over KRW 200 million, Woori Investment Bank will pay the total amount up to KRW 4.5 billion.

<Woori FIS>

As of the end of the half year, Woori FIS was provided KRW 4,152,203,000 (payment guarantee balance) out of the payment guarantee limit of KRW 4,218,368,000 relating to the bidding guarantee and contract/defect warranty from Korea Software Finance Cooperative. The investment of Korea Software Finance Cooperative was offered as collateral in relation to this guarantee.

*	For contingent liabilities, etc. on a consolidated basis, please refer to “Note. 45 Contingent Liabilities and Agreements” of the attached consolidated financial statements.

E.	Issuance of Debt Securities Recognized as Capital

(Unit: KRW 100 millions)
Classification	The Company		The Bank
Issue date	11.11.2011	3.8.2012	6.20.2008	4.25.2013	11.13.2013	5.2.2007
Issue amount	3,100	1,900	2,550	5,000	2,000	9,309
Issue purpose	Participation in capital increase of subsidiaries and financing of operational fund		Enhance BIS capital adequacy ratio by increasing Tier 1 capital
Issue method	Pubic offering	Public offering	Public offering (Underwriting)	Public offering (Underwriting)	Public offering (Underwriting)	Public offering in Europe/private placement in U.S.
Listing status	Listed	Listed	Listed	Listed	Listed	Registered on Singapore Exchange
Outstanding balance (face value)	3,100	1,900	2,550	5,000	2,000	9,272
Basis for accounting of capital	Perpetual: the issuing company has discretion regarding the payment of principal and interest. - Subordinated
Accumulated unpaid interest	None	None	None	None	None	None
Maturity and early repayment date	Maturity date: 11.22.2041 *May exercise call option starting from 11.23.2016	Maturity date: 3.8.2042 *May exercise call option starting from 3.9.2017	Maturity date: 6.20.2038 * May exercise call option on an annual basis after 6.20.2018	Maturity date: 4.25.2043 * May exercise call on every interest payment day after 10 years from the issuance date (4.25.2023)	Maturity date: 11.13.2043 * May exercise call option after 10 years from the issuance date (11.13.2023)	Maturity date: 02.05.2037 * May exercise call option on interest payment dates from 5.2.2017
Interest rate	5.91	5.83	7.73	4.40	5.68	6.208
Seniority	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
Other conditions noteworthy to investors	No step-up clause	No step-up clause	No step-up clause	No step-up clause	No step-up clause	Interest rate changes from 5.2.2017 to three month Libor + 2.044%)
1.	Based on outstanding amounts as of 1H 2014.

F.	Grounds for Conversion of Contingent Convertible Securities and Readjustment of Debt

(1)	Changes in Grounds for Conversions and Debt Readjustment

-	Not applicable

(2)	Changes in Relevant Indicators

-	Not applicable since the contingent capital securities of the Company are not convertible or depreciable.

-	The following shows the details of contingent capital securities of Woori Bank.

	(Unit: %)

Relevant Indicator	4.30 2014[1]	2Q 2014	4Q 2013[2]	3Q 2013	2Q 2013	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012	4Q 2011	3Q 2011
Tier 1 common equity capital ratio	11.34	11.35	11.05
Tier 1 capital ratio	12.78	12.79	12.68	12.01	12.08	11.43	11.35	11.44	11.05	10.77	10.74	11.40
Total Tier 1 and Tier 2 capital ratio	15.41	16.16	15.52	15.27	15.48	14.65	14.70	14.63	14.12	13.95	13.78	14.31

1.	Capital ratios are 1Q 2014 numbers
2.	Capital ratios for 4Q 2013 and onwards are based on Basel III, with the new establishment of Tier 1 common equity capital ratio. 3Q 2013 and earlier are based Basel II.

-	Upon the occurrence of certain trigger events tied to the performance and viability of the issuing bank, loss absorption provisions will apply and the issuing bank will irrevocably effect a full write-off of the outstanding principal amount and accrued but unpaid interest on the subordinated bonds (without the need for the consent of the holders). A trigger event would be the earlier of the following:

•	the issuance of a management improvement order against the issuing bank by the FSC pursuant to Article 36 of the Regulation on the Supervision of Banking Business.

•	the designation of the issuing bank as an “insolvent financial institution” pursuant to the Act on the Structural Improvement of the Financial Industry.”

-	Article 36 of the Regulation on Supervision of Banking Business provides that the FSC shall issue a management improvement order to the issuing bank where:

•	the issuing bank constitutes an “insolvent financial institution” under the Act on Structural Improvement of the Financial Industry;

•

its combined Tier 1 and Tier 2 capital adequacy ratio is no greater than 2.0% or, commencing in 2015, its Tier 1 common equity capital ratio is no greater than 1.2% or its Tier 1 capital adequacy ratio is no greater than 1.5%; or

•

the issuing bank has difficulty continuing its normal operations, even though it has previously become subject to a management improvement requirement under Article 35, and has been urged (but has failed) to implement a management improvement plan under Article 39, of the Regulation on Supervision of Banking Business.

-	Under Article 2 of the Act on Structural Improvement of the Financial Industry, an “insolvent financial institution” is defined as a financial institution that is:

•

determined by the FSC or the Deposit Insurance Committee established within the KDIC (the “DIC”), based on an actual survey of such financial institution’s business operations, as (i) having liabilities that exceed its assets (each as valued and calculated in accordance with standards established by the FSC) or (ii) facing apparent difficulty in its normal operations because its liabilities exceed its assets (each as valued and calculated in accordance with standards established by the FSC) as a result of the occurrence of a major financial scandal or the accrual of non-performing loans;

•	subject to a suspension of payment of claims (including deposits) or repayment of money borrowed from other financial institutions; or

•

determined by the FSC or the DIC to be unable to make payments of claims (including deposits) or repayments of money borrowed, without external support or additional borrowings (other than borrowings accruing from ordinary course financial transactions).

-	Based on 2Q 2014, if net loss of KRW 100 billion occurs for the term, the Tier 1 common equity capital ratio, the Tier 1 capital ratio and the total Tier 1 and Tier 2 capital ratio will all decrease by 0.07%.

3.	Sanctions and Related Matters

A.	Sanctions

[Matters Relating to Parent Company]

<The Company>

(1)	Sanctions: Not applicable

(2)	Return of Short-Swing Profits: Not applicable

[Matters Relating to Major Consolidated Companies]

<The Bank>

(1)	Institutional Sanctions

Date of Sanction	Sanctioned Party	Sanctioning Entity	Sanction	Reason for Sanction	Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
6.4.2013	The Bank	FSS	Institutional warning	- Violation of the real name financial system, wrongful processing of deposits and withdrawals, negligence in prevention of accidents	Submission for board of directors’ consideration	Instruction of duties and increased supervision of management

6.4.2013	The Bank	FSS	Monetary fine (KRW 33,200,000)

-   Incorrect handling of credit information management duties (KRW 4,500,000)

-   Violation of requirement of board of directors’ resolution with respect to an extension of credit to a specially related person of largest shareholder (KRW 25,000,000)

-   Prohibited act during credit card holder solicitations (KRW 3,700,000)

					Payment of fine	Instruction of duties and increased supervision of management

*	In addition to the sanctions above, the Bank was reviewed by the sanction deliberation committee of the FSS on September 4, 2014 for violation of the real name financial system and wrongful proposal of trust transaction conditions, and although an institutional caution (a low punishment) is anticipated as a result of the deliberation, no official notice has been received yet.

(2)	Sanctions Against Executive Officers and Employees

Date of Sanction	Sanctioning Entity	Sanctioned Party	Sanction	Reason for Sanction	Performance of Penalty or Measure	Company’s Efforts to Avoid Repeat
4.29.2010 9.10.2010	FSS	Five current and former executive officers	- One person – three month pay reduction - Four people – reprimand and caution

      Wrongful agreement regarding a bridge loan of a different financial institution in trust department – large amount of losses incurred

‚      Wrongful dealing of OTC derivative products (currency options)

ƒ      Negligent dealing of OTC derivative products (currency options)

					Resolution of personnel committee	Instruction of duties and increased supervision of management

3.18.2011	FSS	Two current and former executive officers	Reprimand	Large amount of losses incurred due to wrongful dealing of OTC derivative products (currency options)	Resolution of personnel committee	Instruction of duties and increased supervision of management

6.4.2013	FSS	Two current executive officers	Caution	Wrongful abolishment of multiple prior electronic approval process for withdrawal of large amounts	Resolution of personnel committee	Instruction of duties and increased supervision of management

*	Sanctioned party, sanction and reason for sanction are different by sanctioned party.

<Woori Investment Bank>

(1)	Institutional Sanctions

Date of Sanction	Sanctioned Party	Sanction	Reason for Sanction

3.25.2010	Woori Investment Bank	Institutional caution	Negligent risk management relating to private real estate investment fund investment
8.29.2011	Woori Investment Bank	Fine and institutional caution	- Failure to apply for ex post investment approval for acquisition of stock of another company - Failure to fill in footnote regarding agreement for asset backed corporate bill
11.21.2012	Woori Investment Bank	- Monetary penalty: KRW 41,600,000 - Designation of auditor for two years	Underestimated budgeting for provisions for credit losses for loans
12.31.2012	Woori Investment Bank	Institutional warning

(2)	Sanctions Against Executive Officers and Employees

Date of Sanction	Sanctioned Party	Sanction	Reason for Sanction
3.25.2010	Former representative director	Caution	Negligent risk management relating to acquisition financing loan
8.29.2011	Former representative director	Cautionary warning	Failure to fill in footnote regarding agreement for asset backed corporate bill
	Two current executive officers	Reprimand
11.21.2012	Former representative director	Prosecutor referral	Underestimated budgeting for provisions for credit losses for loans
12.31.2012	Former representative director	Reprimand warning
12.31.2012	Two former executive officers	Three month pay reduction
	Current representative director Current standing audit committee member	Cautionary warning

(3)	Return of Short-Swing Profits

Generation and Return of Short-Swing Profits (Period: 1.1.2011~6.30.2014)

(Unit: Cases, KRW)

	Short-Swing Profits as Notified by the Securities and Future Commission (Head of the FSS)	Returned Short-Swing Profits	Unreturned Short-Swing Profits
Cases	1	—	1
Total sum	16,594,718	—	16,594,718

Unreturned Short-Swing Profits

(Period:1.1.2011~6.30.2014)

(Unit: KRW)

Relationship of Profit Acquirer and Company		Date of Notification of Short-Swing Profits	Short-Swing Profit Notified	Returned Amount	Unreturned Amount	Claim for Return	Plans to Respond to Claims	Exclusion Period	Disclosure
At the Time of Profit	As of the Date of Submission of This Securities Registration Statement
Executive	Retired	2011.10.28	16,594,718	0	16,594,718	Applied	—	12.15.2010 ~ 12.15.2012	Woori Investment Bank Website (www.wooriib.com)
Total	1 Case		16,594,718	0	16,594,718

*	Any shareholder of the relevant corporation (including any person who holds equity securities or securities depository receipts, other than stock) may demand the corporation to claim the person who realized short-swing profit to return the profit, and the shareholder may, if the corporation does not file such claim within two months from the date on which it is demanded to do, file a claim on behalf of the corporation (Article 197 of the Enforcement Decree of the FISCMA).

B.	Significant Matters Occurring after Submission

[Matters Related to Parent Company]

<The Company>

For matters related to the privatization, including the Merger, please see “II. Description of Business of the Company – 6. Other Matters Necessary for an Investment Decision – * Supplemental Information: Privatization Plan” of this Securities Registration Statement.

C.	Matters Relating to the Protection of Depositors

In accordance with Article 48-2 of the Financial Holding Companies Act, for the strict management of client information, a client information management officer has been appointed, and the “Guideline on Provision and Use of Client Information” has been established.

D.	Green Management

[Matters Relating to Major Consolidated Companies]

<The Bank>

In accordance with Article 42(5) of the Framework Act on Low Carbon, Green Growth, the Bank was designated in 2013 as an entity managing greenhouse emissions and energy targets in the building sector (Ministry of Land, Infrastructure and Transport, Notice No. 2013-359). The greenhouse gas emission and energy usage amounts reported to the government in accordance with such are as follows:

Type	2009	2010	2011	2012	2013
Greenhouse gas emission (tCO2)	90,901	96,681	97,159	101,053	94,836
Energy usage amount (TJ)	1,316	1,465	1,451	1,611	1,463

The Bank has an upgraded greenhouse gas management system in operation. Through this system, the energy usage amount and greenhouse gas emission amount of the entire Bank is systematically managed.

E.	Matters Related to Certification and Its Revocation by Government

[Matters Related to Major Consolidated Companies]

<Woori FIS>

-	Woori FIS was certified as a family-friendly company by the Ministry of Gender Equality and Family based on the Act on the Promotion of Creation of Family-Friendly Social Environment on November 19, 2010. On November 4, 2013, the effective period of the certification (i.e., three years) was extended by two years, making the total effective period five years from November 19, 2010 to November 18, 2015.

F.	Risks Relating to Inappropriate Exposure of Customer Information

[Matters Relating to Major Consolidated Companies]

<The Bank>

Following recent incidents of inappropriate exposure of customer data by certain financial institutions, data privacy has become an significant business consideration in the management of financial institutions.

According to the financial regulatory authorities, a significant amount of customer information maintained at certain commercial banks was inappropriately released to loan sales agents, and between December 2012 and December 2013, approximately 104 million units of personal data was leaked from three credit card issuers through third party service providers.

The compromise of customer records and other security breaches may have a material adverse effect on the business, results of operation and financial condition of a financial institution, as such incidents may expose such financial institution to class action suits that may result in significant liability, increased operational expenses relating to customer service and other follow up measures, potential liability resulting from fraudulent transactions, punitive fines by regulatory authorities, regulatory sanctions against such financial institution and its management, and loss of customer confidence as well as reputational damage.

The Bank has endeavored to safeguard customer data by stepping up its internal control process with respect to access to customer records as well as security measures for data protection.

The Bank has designated a chief privacy officer, who is responsible for overseeing and managing the processing of personal information, as the head of the customer information protection center. The guidelines on the protection of personal information, a plan for internal management, define the responsibilities, authority and roles of the personnel that conducts and manages personal information protection activities, and the Chief privacy officer according to the Personal Information Protection Act oversees, manages and monitors the establishment and implementation of personal information protection plans, regular investigation and improvement of personal information processing conditions and practice, the building of an internal control system to prevent the inappropriate exposure and abuse of personal information, etc. The chief of the head office division (e.g., customer service, marketing, business support, etc.) or branch manager is responsible for internal control activities for personal information protection, processing issues raised by information providers regarding privacy and managing and supervising the personnel that deals with personal information within the business unit.

To assist the duties of the chiefs of the head office divisions and branch managers, and to manage and monitor the personnel that deals with personal information, senior level members of each business unit have been designated to act as privacy protection managers. Privacy protection managers are subject to the supervision of the business unit’s chief or manager and conduct duties relating to the protection of personal information, including reviewing the legitimacy of personal information inquiries.

To appropriately handle personal information, the Bank has established and enforced guidelines on the protection of personal information, a plan for internal management. Material changes are immediately reflected to revise and re implement such guidelines, and a record of such revisions is maintained.

The significance of personal information and its protection is continuously emphasized for the understanding of such privacy measures, and the privacy protection manager of each business unit becomes familiar with the related laws and the chief privacy officer’s policies with respect to such issues, and in turn, conducts regular training to personnel dealing with personal information. The compliance department conducts group/cyber training on a regular basis to general employees, personnel handling personal information and privacy protection managers (including contract employees).

The Bank has established guidelines on the handling of personal information which address the purpose of handling personal information, the applicable periods for the handling and possession of personal information, matters regarding provision and entrustment to third parties, categories of personal information, disposal of personal information, responsibilities of the chief privacy officer, changes in such guidelines, etc., which are disclosed on the Bank’s webpage for the information providers’ easy access. Revisions to such guidelines are continuously disclosed on the webpage, including the contents and timing of the revision.

In order to prevent abuse of customer information, access rights are minimized, and employees are limited to access to information that meets the purpose of the task at hand. In addition, establishment of a system for data loss prevention (“DLP”) restricts unnecessary possession of personal information files, and registration of possession is only possible with the approval of the head of the relevant business unit in unavoidable situations. Personal information files that are not approved are deleted on a regular basis.

In addition, the Bank prohibits the use of mobile storage devices such as USB drives to prevent leaks to outside sources, and the dispatch of emails or the transmission of facsimiles are permitted only with an approval process. Document files are encrypted to prevent viewing by third parties, and print outs of customer information from online transactions are subject to masking(*) treatment to make them unidentifiable and identify the person printing out such information.

The Bank has established a system to prevent illegal Internet (smart) banking account withdrawals to protect the safety of customer assets and provides information protection training to all executive officers and employees twice a year to promote awareness of such issues.

The Bank is pursuing “ISMS” information protection certification sponsored by the Ministry of Science, ICT and Future Planning within this year and plans to adopt a fraud detection system (FDS) for Internet banking due to the recent increase in cyber fraud. Moreover, the Bank plans to segregate its Internet network at its IT center to pursue encryption of its Internet banking customer database within this year.

The Bank has acquired ISO27001 information protection certification in the areas of technology and management, such as its information protection policy, telecommunications operations, access control, information protection management, etc. for the reduction of risk in customer information protection.

Despite such efforts, however, future data breaches may have a material adverse effect on the business, results of operations and financial condition of the Bank.

<Woori Card>

As a credit card issuer, Woori Card now retains the personal information of a large pool of its members, and to ensure the safe management of such information, diverse security measures are taken, including a computer system control policy. However, despite such efforts, there is a risk that client information will be compromised by internal/external workers or hacking. The following sets forth information relating to a personal information compromise incident at other corporations in the credit card industry.

1.	Outline

Following client information leakage at two foreign banks (SC First Bank and Citibank) on January 8, 2014, the prosecution reported its interim investigation results on client information leakage cases at three credit card issuers, including NH NongHyup Card, Lotte Card and KB Card. According to the prosecution, during the establishment of the FDS system, an employee of the contractor (KCB, a credit ratings firm) acquired about one million units of client information through a laptop HDD (KB Card), a USB drive (Lotte Card) and data restoration (KB Card) and sold the information to money lending business advertisers, resulting in the compromise of about 104 million units of personal information. Such compromised information included the name, address and other personal information of clients.

The person suspected of misappropriating the personal information was arrested, and it was reported that the personal information illegally taken by the suspect was not distributed or sold. However, as the result of the prosecution investigation is was announced in February 2014, that about 82.7 million units of client information out of the original 100 million units leaked from the three credit card issuers (KB Card, Lotte Card, and NH Card) suffered secondary leakage. Meanwhile, on April 10, 2014, credit card transaction information (e.g., card number, effective period, PIN number of OK Cashbag Point Card, etc.) stored in the POS terminal of one coffee shop in Mokpo was hacked into, leading to credit card fraud and unauthorized cash withdrawals. Most of the credit card issuers in operation in Korea (in total, 10 credit card issuers including Shinhan Card, KB Card, NH Card, etc.) were involved in this hacking incident.

The leakage included a total of 205,000 cases, out of which 100,000 cases were from three credit card issuers including Shinhan Card. The number of incidents caused by the leakage was 268 as confirmed by the prosecution, and the amount of money involved was KRW 120 million (about KRW 450,000 per incident). The affected credit card issuers informed their clients about the leakage and took actions such as reissuing credit cards. Following the incident, the financial authorities announced a “consumer alert” and requested that financial consumers be cautious of such issues.

2.	Sanctions Imposed by the Financial Authorities and Impact on Sales

On January 22, 2014, the FSC jointly announced with related institutions “Measures for Preventing Financial Institution Client Information Leakage,” where it noted that it would impose sanctions against the three credit card issuers responsible for the incident. Subsequently, the Commission ordered the suspension of business for three months beginning February 17, 2014, which is the longest sanction allowed under the law.

In addition, the Government is working to implement “Comprehensive Measures for Preventing Reoccurrence of Personal Information Leakage in the Financial Industry” jointly with other related ministries and agencies as one of its core projects for the “Three-Year Plan for Economic Innovation” to prevent information leakage and hacking. The following sets forth the goals of the “Comprehensive Measures for Preventing Reoccurrence of Personal Information Leakage in the Financial Industry.”

1.	The protection of financial consumer rights and the responsibilities of financial institutions in each step of the “collection-retention and usage-deletion” of personal information will be significantly increased.

2.	A structure where the responsibility of financial institutions is clearly required will be established.

3.	The existing measures (announced in July 2013) will be significantly enhanced with respect to electronic violations such as hacking.

4.	Responsive measures will be pursued with respect to the possibility of potential risks that may be caused by the information offered or leaked to subsidiaries or third parties.

Under the circumstances, going forward, Woori Card is expected to become subject to strict control to prevent the compromise or misappropriation of client information retained by financial institutions. In such event, the profits of the Company may be affected as well.

3.	Measures for the Protection of Woori Card Information

Currently, Woori Card is reviewing its internal plan for improving the protection of client information. Control over access to or the inquiry of client information by internal workers will be strengthened, and the system for blocking external email will be enhanced. With respect to outside sales branches and contractors, strict access control will be applied including a ban on the use of PCs, USB drives and printers, sealing of PC security devices and the hard disc, control over access to client identification information, etc. Further, a TFT to strengthen client information protection is being operated, and the internal control system is being upgraded continuously. In the future, the business hours of the call center will be extended, and the number of call center workers will be increased in order to minimize the risk of client information compromise.

For the safe management of client information, in addition to the main center, a disaster recovery backup center is in operation. As long as both of these two centers do not suffer inoperable conditions simultaneously due to disasters such as fire, client information may be safely protected, and the system is capable of ensuring the normal operation of overall credit card businesses such as credit card use approval, card loan, etc.

Along with hacking by third parties and information compromise by internal workers, new risks are emerging with the increasing consignment of IT-related matters. A class action lawsuit against the three credit card issuers is being prepared to seek compensation for damages following the personal information leakage, and additional sanctions are expected from financial authorities in addition to the three-month business suspension. The results of the class action suit and additional sanctions may have impact on Woori Card as well.

G.	Subsequent Information Regarding Mergers, Etc.

<Comprehensive Exchange or Transfer of Shares>

1)	Counterparty and Background

Kwangju Bank (equity ownership: 99.99%) and Kyongnam Bank (equity ownership: 99.99%) were incorporated as a wholly-owned (100%) subsidiaries of the Company through a share exchange.

2)	Companies Subject to the Share Exchange

Parent company	Company name	Woori Finance Holdings Co., Ltd.
	Location	203, Hoehyun-dong, Jung-gu, Seoul
	Listing status	Listed

Wholly-owned subsidiary	Company name	Kwangju Bank
	Location	7-12, Daein-dong, Dong-gu, Kwangju
	Listing status	Unlisted

Wholly-owned subsidiary	Company name	Kyongnam Bank
	Location	246-1, Seokjeon-dong, Masanhyewon-gu, Changwon-si, Kyungsamnamdo
	Listing status	Unlisted

3)	Matters Relating to the Allocation of Shares to Shareholders of the Company to Become a Wholly-owned Subsidiary

(1)	Allocation of Shares

The shareholders listed in the shareholder registers of Kwangju Bank and Kyongnam Bank as of October 4, 2011 (at 17:00) were allocated shares of the Company in the ratio of 1:1.4617117 and 1:1.9797297, respectively.

(2)	Treatment of Fractional Shares

With respect to fractional shares at the time of the allocation, the amount calculated based on the closing price of the Company as of the date of the share exchange was offered in cash to the “shareholders subject to the share exchange.”

(3)	Other Matters Related to the Allocation of New Shares

In accordance with Article 360-6 of the KCC, treasury shares of the company may be distributed in the exchange of shares in lieu of issuing new shares. Under the share exchange, 562 treasury shares were exchanged, and KRW 2,378,933 was paid for the fractional shares on October 14, 2011.

(4)	Impact on Company Management

When the share exchange was completed, there was no change in the management or the corporate governance structure, and the Company was the surviving company.

(5)	Impact on Finance, Sales, etc. of the Company

Kwangju Bank and Kyongnam Bank become wholly-owned subsidiaries of the Company.

4)	Form of Comprehensive Exchange of Shares

(1)	Comprehensive Exchange or Transfer of Shares

The Company incorporated Kwangju Bank and Kyongnam Bank as its wholly-owned subsidiaries through a comprehensive swap of shares.

(2)	Applicability of Small-Scale Share Swap or Simplified Share Swap Structure

The Company falls under the application of a “small-scale share swap” as set forth in Article 360-10 of the KCC, and Kwangju Bank and Kyongnam Bank fall under the application of a “simplified share swap” as set forth in Article 360-9.

*	Article 360-9 of the KCC (Simplified Share Swaps)

In cases where all the shareholders of a company becoming a complete subsidiary give their consent or where a company becoming a complete parent company owns 90 percent or more of the total number of issued and outstanding shares of the company becoming the complete subsidiary, the approval of a general meeting of shareholders of the company becoming the complete subsidiary may substitute for the approval of the board of directors.

*	Article 360-10 of the KCC (Small-scale Share Swaps)

In cases where the total number of new shares issued for a share swap by a company becoming a complete parent company does not exceed 5 percent of the total number of issued and outstanding shares of the relevant company

5)	Schedule

Event		The Company	Kwangju Bank	Kyongnam Bank
Execution (request) of the external appraisal agreement		8.2.2011	—	—
Resolution of the board of directors		8.26.2011	8.30.2011	8.31.2011
Date of share exchange agreement		9.8.2011
Public announcement of record date and closure of the shareholder register		Under Articles 360-10 and 360-9 of the KCC, the Company, Kwangju Bank and Kyongnam Bank announced the record date for expressing dissent to small-scale or simplified share swaps.
Record date for determining shareholders		9.10.2011
Period of closure of the shareholder register	Start date	9.11.2011
	End date	9.16.2011
Share exchange dissent filing period	Start date	9.16.2011
	End date	9.22.2011
Resolution of the board of directors or shareholders’ meeting for approval of the share exchange		9.28.2011	9.28.2011	9.28.2011
Appraisal right exercise period	Start date	—	9.23.2011	9.23.2011
	End date	—	10.3.2011	10.3.2011
Notification and public announcement of cancellation of share certificates of the company becoming a wholly-owned subsidiary		—	9.29.2011
Date of share exchange		10.5.2011
Submission of report on completion of the share exchange and transfer		10.6.2011	—	—
Delivery of share certificates		10.14.2011	—	—

6)	Comparison of Financial Condition Before and after Event

<Kwangju Bank>

Comparison of Financial Condition Before and After the Event

(Unit: KRW millions)

Company	Item	Forecasted		Actual Performance				Remarks
		First Year	Second Year	First Year		Second Year
				Performance	Disparity	Performance	Disparity
Kwangju Bank	Revenues	—	—	—	—	—	—	—
	Operating income	186,570	206,396	176,360	5.5%	177,132	14.2%	—
	Net income	141,447	161,011	136,328	3.6%	136,359	15.3%	—

*	Revenues omitted as no matching item was available in the disclosed financial statements and forecasted data.

*	“Operating income” refers to “operating income from continuing operations before income taxes.”

*	The first year is 2011, and the second year is 2012.

*	Main reason for the disparity (10% or higher) for the second year: decrease in net interest margin compared to forecasts (forecast: 3.04% vs. actual: 2.69%), etc.

<Kyongnam Bank>

Comparison of Financial Condition Before and After the Event

(Unit: KRW millions)

Company	Item	Forecasted		Actual Performance				Remarks
		First year	First year	First year		Second year
				Performance	Disparity	Performance	Disparity
	Revenues	—	—	—	—	—	—	—
Kyongnam Bank	Operating income	318,386	363,977	254,664	20.0%	224,531	38.3%	—
	Net income	241,363	283,924	195,768	18.9%	178,383	37.2%	—

*	Revenues omitted as no matching item was available in the disclosed financial statements and forecasted data.

*	“Operating income” refers to “operating income from continuing operations before income taxes.”

*	The first year is 2011, and the second year is 2012.

*	Main reason for the disparity (10% or higher) for the first year:

-	Decrease in net interest margin compared to forecasts (forecast: 2.92% vs. actual: 2.81%)

-	Increase in bad debt expenses relating to real estate PF

*	Main reason for the disparity (10% or higher) for the second year:

-	Decrease of net interest margin compared to forecasts (forecast: 2.93% vs. actual: 2.44%)

-	Increase in bad debt expenses relating to real estate PF

<Spin-off>

1)	Method of Spin-off

The Company established two new companies through a spin-off of the businesses of the Company related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank. The Company’s shareholders became shareholders of the newly established spin-off companies.

Classification	Company Name	Business
Surviving Company	Woori Finance Holdings Co., Ltd.	All existing businesses of the Company other than the businesses subject to the spin-off
Spin-off Companies	KJB Financial Group Co., Ltd.	Businesses of the Company related to holding of the shares and thereby controlling the business operations of Kwangju Bank
	KNB Financial Group Co., Ltd.	Businesses of the Company related to holding of the shares and thereby controlling the business operations of Kyongnam Bank

2)	Background of the Spin-off

	The spin-off aimed to create a foundation for the sustained growth of the businesses of the Company relating to owning and controlling the business operations of Kwangju Bank and Kyongnam Bank by separating out such businesses from the Company.

‚	The spin-off aimed to facilitate the Korean government’s policy objective of recovery of public funds invested in the private sector by disposing of the Company’s business lines in stages, and to also maximize the competitiveness of the Korean financial industry through such privatization of the Company.

ƒ	The spin-off also aimed to further strengthen the fundamental competitiveness of the regional banks by establishing flexible and swift decision-making structures that can respond quickly to changes in the regional economic environment and are suited to needs of the regions in which they operate.

3)	Spin-off Ratio

The share allocation was made in accordance with the following ratio to the shareholders recorded in the shareholder register as of April 30, 2014.

Classification	Allocation Ratio
Common Shares	The Company: 0.8390391 shares KJB Finance Holdings: 0.0636663 shares KNB Finance Holdings: 0.0972946 shares

For fractional shares, cash payment was made based on the closing price on the first day of the re-listing of the new shares.

4)	Spin-off Schedule

	Classification	Date
	Resolution of the Company’s board of directors	8.27.2013
	Record date for determination of shareholders for the extraordinary general meeting of the Company’s shareholders	10.31.2013
	Extraordinary meeting of the Company’s shareholders to approve the spin-off plan	1.28.2014
	Creditor objection period and period for submission of old share certificates	1.29.2014~2.28.2014
	Period for submission of old share certificates	1.29.2014~4.30.2014
	Date of the spin-off	5.1.2014
	Meeting of the Company’s shareholders for report of the spin-off and inaugural general meetings of shareholders of the spin-off companies	5.2.2014
	Registration of the Spin-off	5.2.2014
Others	Announcement of the closure of the shareholder register and record date for determination of shareholders	10.16.2013
	Announcement and notification of general meeting of shareholders	1.7.2014
	Announcement of submission of creditor objections and old share certificates	1.29.2014
	Period of trade suspension	4.29.2014~Date before changed listing
	Date of changed listing (the Company)	5.22.2014
	Date of relisting (KJB Finance Holdings, KNB Finance Holdings)	5.22.2014

[Confirmation by Experts]

1.	Confirmation by Experts

[Outside Appraisal Opinion]

To:	Woori Bank and Woori Finance Holdings Co., Ltd.

Re:	Opinion regarding the reasonableness of the Merger Ratio with respect to the Merger between Woori Bank and Woori Finance Holdings Co., Ltd.

We have performed the review on the merger ratio (the “Merger Ratio”) agreed upon by the merging parties as of the date of this Opinion with respect to the merger (the “Merger”) between the unlisted corporation Woori Bank (the “Surviving Party”) and the KRX KOSPI Market-listed corporation Woori Finance Holdings Co., Ltd. (the “Non-Surviving Party”). This Opinion has been prepared as an exhibit to the registration statement relating to the Merger to be submitted by the Surviving Party in accordance with the Financial Investment Services and Capital Markets Act applicable in Korea (the “FISCMA”). Therefore, the results of our review relating to the reasonableness of the Merger Ratio may not be used other than for purposes expressly set forth in this Report. In conducting our services, we reviewed the reasonableness of the Merger Ratio based on the relevant laws and regulations described below.

We reviewed whether the Merger Ratio proposed by the Surviving Party was calculated in accordance with the method of calculation of merger consideration set forth in Article 176-5 of the Enforcement Decree of the FISCMA and Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules. For such purposes, we reviewed the Surviving Party’s audited stand-alone financial statements as of December 31, 2013 in accordance with the Korean International Financial Reporting Standards, the Surviving Party’s projected stand-alone financial statements as of December 31, 2014 and 2015, the share prices of companies of the same subclass as the Surviving Party according to the Korea Exchange’s industry classification system, the Non-Surviving Party’s reviewed stand-alone financial statements as of May 1, 2014 (due to the spin-off of Kyongnam Bank and Kwangju Bank from the Non-Surviving Party on May 1, 2014, the Non-Surviving Party’s reviewed stand-alone financial statements in accordance with the review standards of financial statements established by the Korean Institute of Certified Public Accountants were used in lieu of the statement of financial position of the fiscal year immediately prior to the year of the date of submission of the Report of Material Event), information regarding the Non-Surviving Party’s share price, etc.

In addition, in conducting our review, we have complied with the “Guidelines for External Appraisal Procedures (June 2009)” of the Financial Supervisory Service and the “Performance Standards for Valuation Services (August 2008)” of the Korean Institute of Certified Public Accountants.

The value per share of each of the Surviving Party and the Non-Surviving Party, on which the Merger Ratio is based, is estimated to be KRW 17,076 (par value KRW 5,000), and we conclude the Merger Ratio of 1:1 agreed to by the merging parties falls within reasonable range. By nature, valuation work cannot be regarded as an exact science and the conclusions arrived at in many cases will of necessity be subjective and dependent on the exercise of individual judgment. There is, therefore, no indisputable single value and we normally express our valuation opinions as falling within expected ranges and others might wish to argue for a different value.

We did not find any reason to believe that such Merger Ratio was not calculated in accordance with the method of calculation of merger consideration set forth in Article 176-5 of the Enforcement Decree of the FISCMA and Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules in any material respect.

The scope of our duties and limit of our review are as follows.

We do not state an audit opinion with respect to the contents of this Opinion, as the procedures set forth in this Opinion are not audit procedures in accordance with general accounting and audit standards, and we do not provide any form of guarantee relating to the financial condition and/or management results of the merging parties. If additional audit procedures in accordance with accounting and audit standards had been performed, additional issues or changes or other exceptions may have been discovered.

Our review was based on the value of the Surviving Party’s net assets as set forth in its audited stand-alone financial statements as of December 31, 2013 in accordance with the Korean International Financial Reporting Standards and the value of the Non-Surviving Party’s net assets as set forth in its reviewed stand-alone financial statements as of May 1, 2014 in accordance with the standards for review of financial statements established by the Korean Institute of Certified Public Accountants. In addition, we used the projected stand-alone financial statements as of December 31, 2014 and 2015 which were provided to us by the Surviving Party for the review under the income approach of the Surviving Party as of the date of this Opinion. However, such projected financial statements were solely prepared by the Surviving Party based on its business plans which reflect operational environment and related assumptions. Accordingly, there will usually be differences between predicted and actual results, and those differences may be material. Thus, we assume no responsibility and make no representations with respect to the accuracy or completeness of any information provided to us, except where otherwise stated herein, and no assurance is given.

Estimates for projected periods may be materially affected by changes in various factors, such as management strategies of the Surviving Party’s management or changes to the business plan, and we do not guarantee or confirm that the estimates in this Opinion will be identical or similar to the actual future results and thus, we take no responsibility for the achievement of predicted results. Therefore, the users of this Report must make their own decisions for the achievement and sustainability of the projected results which were provided to us by the Surviving Party. Under the method of calculation of merger consideration set forth in Article 176-5 of the Enforcement Decree of the FISCMA and Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules may differ from typical income approach valuation. In addition, the results of the review of the Merger Ratio may materially differ from this Opinion if a different method of valuation or assumptions are used.

Discrepancies between totals and sums of amounts due to rounding of various ratios in the calculation of annual estimates and capitalization rates should be disregarded.

This Opinion is effective as of its date of submission (i.e., July 28, 2014). Therefore, certain subsequent events or circumstances that may have a material effect on the valuation review results may have occurred between the date of this Opinion and the time this Opinion is read, and in such case, results different from the content of this Opinion may occur. We have no obligation to revise this Opinion with information known to us after the submission of this Opinion.

Readers of this Opinion must take into account the scope and limits of our duties as stated herein as well as the assumptions made in our review and the possibility of variation due to change in the circumstances of such assumptions. This Report has been prepared for internal review purpose for the merging parties and we are solely responsible to the merging parties only. We accept no duty of care to any third party in connection with the provision of this Report and/or any related information or explanation. Thus, unless the readers of the Report agree to these terms, the users of the Report cannot claim any responsibility to us. We accept no liability of any kind to any third party and disclaim all responsibility for the consequences of any third party acting or refraining to act in reliance on the Report.

Independence of the Appraisal Organization: Samil PricewaterhouseCoopers does not have a special relationship with Woori Bank or Woori Finance Holdings Co., Ltd. as defined in Article 165-4 of the FISCMA, Article 176-5 of the Enforcement Decree of the FISCMA or Article 5-14 of the Regulation on Securities Issuance and Disclosure. It is also not subject to any restrictions on performing valuations or other functions under Article 21 or Article 33 of the Certified Public Accountant Act.

Date of Valuation Agreement: July 1, 2014

Valuation Period: July 1, 2014 ~ July 28, 2014

Name of External Appraisal Organization: Samil PricewaterhouseCoopers

Representative Director: Kyung-Tae Ahn

Main Office Address: 92, Hangang-daero, Yongsan-gu, Seoul

Responsible Valuation Partner: (Title) Executive Director (Name) Dae-Joon Park (Phone Number) 02-709-8938

Attachment 2

<Checklist of Compliance with Appraisal Service Performance Standards>

Items	Result
1. Information Sources
* Have you secured sufficient information for appraisal and indicated the source of such information on the appraisal opinion?	Yes

-        Visits to the facilities of the surviving company and frequency of such

-        Review of legally registered documents, contracts and other evidentiary documents

-        Detailed financial information and data on the market, industry, economy, etc.

2. Analysis on the Surviving Company

* Has the analysis on financial statements and financial data been sufficiently conducted?	Yes

* Has the analysis of related non-financial data been sufficiently conducted?	Yes
- Management, core customer, counterparties, etc. - Goods/services for supply - Market conditions, competition, and business risks in a relevant industry

3. Appraisal Approach and Method

* Has the appraisal approach been fully considered and reflected?	Yes

* Have the grounds for adopting a given appraisal method according to an approach been offered in a sufficient manner?	Yes

* Have sufficient tools and materials been used to support the applied appraisal method?	Yes
- Prediction of earnings and cash flow - Non-recurring profit and cost items - Risk factors considered when choosing funding costs and discount rates - Assumptions applied to prediction or estimation

4. Adjustment of Value
* Have you considered the need to adjust value such as discounting or adding a premium?	Yes

5. Value Appraisal
* Have the procedures for value appraisal been followed?	Yes

-        Review and comparison of correlation with respect to different appraisal approaches and methods

-        Evaluation of the reliability of the results gained by applying different appraisal approaches and methods based on the information acquired during the appraisal process

-        Decision on whether to reflect the results of a single appraisal approach and method or the results gained by applying multiple appraisal approaches and methods

6. Has review been made with respect to whether a stock issuance or transaction has been made by the surviving company within the past two years?	Yes

7. Documentation
* Has the material information of the value appraisal been recorded?	Yes
- Preservation of appraisal-related documents

Checklist of Compliance with Appraisal Service Performance Standards

External Appraisal Organization: Samil PricewaterhouseCoopers

Representative Director: Kyung-Tae Ahn

Responsible Appraiser: Dae-Jun Park

Checklist of Compliance with Appraisal Service Performance Standards

2.	Declarations of Interests with the Experts

Not applicable